FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Registrants

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

GRANITE MORTGAGES 02-1 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX,
England
(Address of principal executive offices)

GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street,
St Helier, Jersey JE4 8PX,
Channel Islands
(Address of principal executive offices)

GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

On March 20, 2002, Granite Mortgages 02-1 plc issued and sold certain notes under Registration Statement No. 333-83194. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

Date: April 3, 2002

By: ______________________

Name: JULIAN MASON-JEBB

Representing LDC Securitisation Director No. 1 Limited

Title: Director

GRANITE FINANCE FUNDING LIMITED

Date: ______________ 2002

By: ______________________

Name:

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

Date: ______________ 2002

By: ______________________

Name:

Title: Director

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

Date: ________________ 2002

By: ________________________

Name:

Title: Director

GRANITE FINANCE FUNDING LIMITED

Date: ________________ 2002

By: ________________________

Name: NIGEL C. BRADLEY

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

Date: ________________ 2002

By: ________________________

Name:

Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 02-1 PLC

Date: ________________ 2002

By: ________________________

Name:

Title: Director

GRANITE FINANCE FUNDING LIMITED

Date: ________________ 2002

By: ________________________

Name:

Title: Director

GRANITE FINANCE TRUSTEES LIMITED

Date: April 3, 2002

By: [signature]

Name: GARETH ESSEX-CATER

Title: Director

ANNEX A

Exhibit index

EXHIBIT 1.1

Third Issuer Underwriting Agreement

GRANITE MORTGAGES 02-1 PLC

And

NORTHERN ROCK PLC

And

GRANITE FINANCE FUNDING LIMITED

And

GRANITE FINANCE TRUSTEES LIMITED

And

LEHMAN BROTHERS INC.

And

MERRILL LYNCH, PIERCE, FENNER & SMITH INC.

And

J.P. MORGAN SECURITIES INC.

And

SALOMON SMITH BARNEY INC.

And

UBS WARBURG LLC

UNDERWRITING AGREEMENT

relating to GRANITE MORTGAGES 02-1 PLC

$704,200,000 Series 1 Class A1 Floating Rate Notes due October 2016

$1,274,400,000 Series 1 Class A2 Floating Rate Notes due July 2019

$69,700,000 Series 1 Class B Floating Rate Notes due April 2042

$96,500,000 Series 1 Class C Floating Rate Notes due April 2042

CONTENTS

THIS AGREEMENT is made as of 14th March, 2002

BETWEEN:

(1) **GRANITE MORTGAGES 02-1 PLC**, a public limited company incorporated under the laws of England and Wales, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**");

(2) **NORTHERN ROCK PLC**, a public limited company incorporated under the laws of England and Wales, whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**NRPLC**");

(3) **GRANITE FINANCE FUNDING LIMITED**, a private limited company incorporated under the laws of Jersey, Channel Islands, through its branch at 4th Floor, 35 New Bridge Street, London EC4V 6BW ("**Funding**");

(4) **GRANITE FINANCE TRUSTEES LIMITED**, a private limited company incorporated under the laws of Jersey, Channel Islands, whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (the "**Mortgages Trustee**");

(5) **LEHMAN BROTHERS INC.**, a corporation organised under the laws of Delaware whose registered office is at c/o the Corporation Trust Co., 1209 Orange Street, Wilmington, Delaware, USA, and **MERRILL LYNCH, PIERCE, FENNER & SMITH INC.**, a corporation organised under the laws of Delaware whose registered office is at c/o The Corporation Trust Co., 1209 Orange Street, Wilmington, Delaware, USA (the "**Lead Underwriters**"); and

(6) **J.P. MORGAN SECURITIES INC., SALOMON SMITH BARNEY INC.**, and **UBS WARBURG LLC** (together with the Lead Underwriters, the "**Underwriters**" and each an "**Underwriter**").

WHEREAS:

(A) The Third Issuer, by resolutions of its Board of Directors passed on 12th March, 2002, has duly authorised and determined to create and issue $704,200,000 Series 1 Class A1 Floating Rate Notes due October 2016 (the "**Series 1 Class A1 Notes**"), $1,274,400,000 Series 1 Class A2 Floating Rate Notes due July 2019 (the "**Series 1 Class A2 Notes**") $69,700,000 Series 1 Class B Floating Rate Notes due April 2042 (the "**Series 1 Class B Notes**"), $96,500,000 Series 1 Class C Floating Rate Notes due April 2042 (the "**Series 1 Class C Notes**"); (the "**Dollar Notes**", which expression where the context so requires shall include the Dollar Global Note Certificates defined below).

(B) The Dollar Notes will be denominated in U.S. dollars and in denominations of $100,000 and $10,000. The Dollar Notes will be issued on or about 20th March, 2002 or at such other time and/or date as the Third Issuer and the Lead Underwriters on behalf of the Underwriters may agree acting reasonably (the "**Closing Date**"). The issue of the Dollar Notes is referred to in this Agreement as the "**Issue**".

(C) Simultaneously with the Issue, the Third Issuer intends to issue £460,000,000 Series 2 Class A Floating Rate Notes due April 2042 (the "**Series 2 Class A Notes**"), £16,200,000 Series 2 Class B Floating Rate Notes due April 2042 (the "**Series 2 Class B Notes**") £22,500,000 Series 2 Class C Floating Rate Notes due April 2042 (the "**Series 2 Class C Notes**"), £15,000,000 Series 2 Class D Floating Rate Notes due April 2042 (the "**Series 2 Class D**

Notes" and together with the Series 2 Class A Notes, the Series 2 Class B Notes and the Series 2 Class C Notes, the "**Sterling Notes**"), €600,000,000 Series 3 Class A Fixed/Floating Rate Notes due April 2042 (the "**Series 3 Class A Notes**"), €21,100,000 Series 3 Class B Floating Rate Notes due April 2042 (the "**Series 3 Class B Notes**") and €29,300,000 Series 3 Class C Floating Rate Notes due April 2042 (the "**Series 3 Class C Notes**" and together with the Series 3 Class A Notes, the Series 3 Class B Notes, the "**Euro Notes**", and the Euro Notes, together with the Sterling Notes, the "**Reg S Notes**", and together with the Dollar Notes, the "**Notes**"). By a subscription agreement dated as of the date hereof (the "**Subscription Agreement**") between the Third Issuer, NRPLC, Funding, the Mortgages Trustee and the respective managers named therein, such managers have agreed to subscribe and pay for the Reg S Notes upon the terms and subject to the conditions therein contained.

The Notes will be constituted by, issued subject to and have the benefit of a trust deed (the "**Third Issuer Trust Deed**") to be entered into on or before the Closing Date between the Third Issuer and The Bank of New York, London Branch as trustee for the Noteholders (the "**Note Trustee**").

(D) The Notes (together with the Third Issuer's obligations to its other creditors will be secured by the benefit of security interests created under a deed of charge and assignment by way of security (the "**Third Issuer Deed of Charge**") to be entered into on or before the Closing Date by the Third Issuer, the Note Trustee, Citibank, N.A., (the "**Principal Paying Agent**", the "**US Paying Agent**", the "**Registrar**", the "**Transfer Agent**" and the "**Agent Bank**"), Credit Suisse First Boston International as dollar currency swap provider to the Third Issuer (the "**Dollar Currency Swap Provider**"), Credit Suisse First Boston International as euro currency swap provider (the "**Euro Currency Swap Provider**"), NRPLC in its capacity as cash manager to the Third Issuer under the Third Issuer cash management agreement (the "**Third Issuer Cash Manager**"), NRPLC as basis rate swap provider (the "**Basis Rate Swap Provider**"), Citibank, N.A. in its capacity as account bank to the Third Issuer under the Third Issuer Bank Account Agreement (the "**Third Issuer Account Bank**") and Law Debenture Corporate Services Limited in its capacity as corporate services provider to the Third Issuer under the corporate services provider agreement (the "**Third Issuer Corporate Services Provider**").

(E) Payments of principal and interest on the Dollar Notes will be made by the Third Issuer to the US Paying Agent and by the US Paying Agent to Noteholders on behalf of the Third Issuer under a paying agent and agent bank agreement to be entered into on or before the Closing Date (the "**Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Note Trustee, the Agent Bank, the paying agents named therein, the Transfer Agent and the Registrar.

(F) Each class of the Dollar Notes will be in fully registered permanent global form. The Registrar will maintain a register (the "**Register**") in respect of the Dollar Notes in accordance with the Paying Agency and Agent Bank Agreement. The global note certificates representing the Dollar Notes (the "**Dollar Global Note Certificates**") will be deposited on behalf of the beneficial owners of the Dollar Notes with Citibank N.A. in New York, as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company ("**DTC**").

(G) The Third Issuer will use an amount equal to the gross proceeds of the Issue as well as the gross proceeds of the Reg S Notes issue to make a loan to Funding pursuant to an intercompany loan agreement to be entered into on or before the Closing Date between the Third Issuer, Funding, the Agent Bank and The Bank of New York, London Branch as security trustee (in such capacity, the "**Security Trustee**") (the "**Intercompany Loan Agreement**" and the loan made thereunder the "**Intercompany Loan**").

(H) Funding will pay the proceeds of the Intercompany Loan (net of the amount retained for the Third Issuer Reserve Fund) to the Mortgages Trustee (or to its order) in consideration for the acquisition of part of the beneficial share of the additional mortgage trust portfolio of first residential mortgage loans (the "**Additional Mortgage Loans**") and an interest in the related insurances and their related security (together, the "**Related Security**").

(I) NRPLC will assign the portfolio of Additional Mortgage Loans and their Related Security to the Mortgages Trustee on or about 20th March, 2002 and on subsequent distribution dates pursuant to a mortgage sale agreement dated 26th March, 2001 between NRPLC, the Mortgages Trustee, Funding and the Security Trustee (the "**Mortgage Sale Agreement**"). Each of the Mortgages Trustee and Funding has appointed NRPLC as administrator to service the Mortgage Loans and their Related Security pursuant to a Administration Agreement dated 26th March, 2001 (the "**Administration Agreement**").

(J) The Mortgages Trustee holds the Mortgage Loans and their Related Security on a bare trust in undivided shares for the benefit of Funding and NRPLC pursuant to the mortgages trust deed dated 26th March, 2001 entered into by NRPLC, Funding and the Mortgages Trustee (the "**Mortgages Trust Deed**"). The Mortgages Trustee also entered into a guaranteed investment contract dated on or about 26th March, 2001 in respect of its principal bank account (the "**Mortgages Trustee Guaranteed Investment Contract**") between the Mortgages Trustee and Lloyds TSB Bank plc, Jersey International Branch (in such capacity, the "**Mortgages Trustee GIC Provider**").

(K) Funding's obligations to the Third Issuer under the Third Issuer Intercompany Loan Agreement and to Funding's other creditors are secured by the benefit of security interests created by a deed of charge and assignment dated 26th March, 2001, which includes any deed of accession entered into in connection therewith or supplement thereto (the "**Funding Deed of Charge**") and entered into by Funding, Granite Mortgages 01-1 plc (the **"First Issuer")**, the Mortgages Trustee, the Security Trustee, NRPLC in its capacity as cash manager to the Mortgages Trustee and Funding (the "**Cash Manager**") Lloyds TSB Bank plc, Jersey International Branch in its capacity as account bank to the Mortgages Trustee, Lloyds TSB Bank plc in its capacity as account bank to Funding (in such capacities, each an "**Account Bank**") and NRPLC in its capacity as start-up loan provider to Funding (the "**Start-up Loan Provider**") and acceded to pursuant to a deed of accession dated 28th September, 2001 (the "**Deed of Accession**") by Granite Mortgages 01-2 plc (the "**Second Issuer**"). On or before the Closing Date, the Third Issuer and the Start-up Loan Provider will, pursuant to a deed of accession (the "**Second Deed of Accession**") accede to the terms of the Funding Deed of Charge and thereby become secured creditors of Funding.

(L) Funding, in addition to the documents described above, on 26th March, 2001 entered into (1) a cash management agreement with the Cash Manager, the Mortgages Trustee and the Security Trustee (the "**Cash Management Agreement**"); (2) a bank account agreement with the Account Banks, the Mortgages Trustee, the Security Trustee and the Cash Underwriter (the "**Bank Account Agreement**"); (3) a guaranteed investment contract with, *inter alios*, Lloyds TSB Bank plc as GIC provider to Funding (the "**Funding GIC Provider**") (the "**Funding Guaranteed Investment Contract**"); and (4) a corporate services provider agreement (the "**Funding Corporate Services Agreement**") with Mourant & Co. Capital (SPV) Limited as corporate services provider to Funding, each of which will remain in effect, as applicable, in respect of the Issue.

(M) In connection with the Issue, the Third Issuer will also execute and deliver, on or before the Closing Date, (1) the Global Notes relating to each class of the Notes; (2) the Corporate Services Agreement with respect to the Third Issuer; (3) a cash management agreement between the Third Issuer, the Note Trustee and NRPLC (the "**Third Issuer Cash Management Agreement**"); (4) a bank account agreement (the "**Third Issuer Bank Account Agreement**") between the Third Issuer, the Note Trustee, NRPLC (in such capacity, the "**Third Issuer Cash Manager**") and the Third Issuer Account Bank; (5) a post-enforcement call option agreement (the "**Post-Enforcement Call Option Agreement**") between the Third Issuer, the Note Trustee, the Registrar, the Transfer Agent and GPCH Limited; (6) a Third Issuer start up loan agreement between Funding, the Start-Up Loan Provider and the Security Trustee (the "**Start-Up Loan Agreement**"); (7) an ISDA Master Agreement including the Schedule thereto and Confirmations thereunder in respect of a Dollar/Sterling currency swap between the Third Issuer, the Dollar Currency Swap Provider and the Note Trustee (the "**Dollar Currency Swap Agreement**"); (8) an ISDA Master Agreement including the Schedule thereto and confirmations thereunder in respect of a Euro/Sterling currency swap between the Third Issuer, the Euro Currency Swap Provider and the Note Trustee (the "**Euro Currency Swap Agreement**" and the together with the Dollar Currency Swap Agreement, the "**Currency Swap Agreements**"); and (9) an ISDA Master Agreement including the Schedule thereto and confirmations thereunder in respect of a variable rate swap and a fixed rate swap between the Third Issuer, the Basis Rate Swap Provider and the Note Trustee (the "**Basis Rate Swap Agreement**", and together with the Currency Swap Agreement, the "**Swap Agreements**").

(N) As required, the Third Issuer, Funding, the Mortgages Trustee and/or NRPLC have entered or will enter into any other relevant documents to be signed and delivered on or before the Closing Date (such documents, together with the Mortgage Sale Agreement, the Mortgages Trust Deed, the Mortgages Trustee Corporate Services Agreement, the Administration Agreement, the Mortgages Trustee Guaranteed Investment Contract, the Intercompany Loan Agreement, the Funding Guaranteed Investment Contract, the Cash Management Agreement, the Bank Account Agreement, the Start-up Loan Agreement, the Funding Deed of Charge, the Third Issuer Deed of Charge, the Third Issuer Trust Deed, the Third Issuer Cash Management Agreement, the Paying Agent and Agent Bank Agreement, the Third Issuer Bank Account Agreement, the Third Issuer Corporate Services Agreement, the Swap Agreements, the Corporate Services Agreement, this Agreement and the Subscription Agreement, each as they have been or may be amended, restated, varied or supplemented from time to time are collectively referred to herein as the "**Legal Agreements**").

IT IS AGREED as follows:

1. AGREEMENT TO ISSUE AND SUBSCRIBE

1.1 Definitions and Interpretation

(a) Capitalised terms used herein and not otherwise defined herein or pursuant hereto shall have the meanings given to them in the Prospectus (as defined below) unless the context otherwise requires.

(b) In this Agreement:

(i) words denoting the singular number only shall include the plural number also and *vice versa*;

(ii) words denoting one gender only shall include the other genders;

(iii) words denoting persons only shall include firms and corporations and *vice versa*;

(iv) references to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment;

(v) references to any agreement or other document (including any of the Legal Agreements) shall be deemed also to refer to such agreement or document as amended, varied, supplemented, restated or novated from time to time;

(vi) clause, paragraph and schedule headings are for ease of reference only;

(vii) reference to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted to the extent such amendment or re-enactment is substantially to the same effect as such statute on the date hereof;

(viii) reference to a time of day, unless otherwise specified, shall be construed as a reference to London time; and

(ix) references to any person shall include references to his successors, transferees and assigns and any person deriving title under or through him.

1.2 Agreement to Issue and Underwrite

Subject to the terms and conditions of this Agreement, the Third Issuer agrees to issue the Dollar Notes on the Closing Date to the Underwriters or as they may direct. The Dollar Notes will be issued at a price equal to the aggregate of 100 per cent. of the aggregate principal amount of the Series 1 Class A1 Notes, 100 per cent. of the aggregate principal amount of the Series 1 Class A2 Notes, 100 per cent. of the aggregate principal amount of the Series 1 Class B Notes and 100 per cent. of the aggregate principal amount of the Series 1 Class C Notes (the "**Issue Price**").

1.3 The Legal Agreements

To the extent that each of the Third Issuer, Funding, the Mortgages Trustee and NRPLC is a signatory of the Legal Agreements, each will on or before the Closing Date, have entered into or enter into each of the Legal Agreements to which it is a party, substantially in the form of the draft reviewed by Allen & Overy and Sidley Austin Brown & Wood (any draft of any document so reviewed being called an "**agreed form**"), with such amendments as the Lead Underwriters, on behalf of the Underwriters, may agree with the Third Issuer and, if it is a signatory, Funding, the Mortgages Trustee and/or NRPLC.

1.4 The Notes

The Dollar Notes will be issued on the Closing Date in accordance with the terms of the Third Issuer Trust Deed and will be in, or substantially in, the form set out therein.

1.5 Prospectus

The Third Issuer confirms that it has prepared a prospectus dated today's date (together with the preliminary prospectus of the Third Issuer dated 1st March, 2002, the "**Prospectus**") for use in connection with the issue of the Dollar Notes and hereby authorises the Underwriters to distribute copies of the Prospectus in connection with the offering and sale of the Dollar Notes.

1.6 Authority to Offer

The Third Issuer confirms that it has authorised the Lead Underwriters to offer the Dollar Notes on its behalf to the Underwriters for subscription at the Issue Price subject to signature of this Agreement.

2. STABILISATION

2.1 Stabilisation

Lehman Brothers Inc. or Merrill Lynch, Pierce, Fenner & Smith Inc., each on behalf of itself and the other Underwriters, may, to the extent permitted by applicable laws and regulations, engage in over-allotment transactions, stabilising transactions, syndicate covering transactions and penalty bids and otherwise effect transactions in the open market or otherwise in connection with the distribution of the Notes with a view to stabilising or maintaining the respective market prices of the Notes at levels other than those which might otherwise prevail in the open market. Such stabilising, if commenced, may be discontinued at any time. In doing so Lehman Brothers Inc. or Merrill Lynch, Pierce, Fenner & Smith Inc. shall act as principal and in no circumstances shall the Third Issuer be obliged to issue more than (i) $704,200,000 in aggregate principal amount of the Series 1 Class A1 Notes, (ii) $1,274,400,000 in aggregate principal amount of the Series 1 Class A2 Notes, (iii) $69,700,000 in aggregate principal amount of the Series 1 Class B Notes, or (iv) $96,500,000 in aggregate principal amount of the Series 1 Class C Notes.

2.2 Stabilisation Profits and Losses

As between the Third Issuer and Lehman Brothers Inc. or Merrill Lynch, Pierce, Fenner & Smith Inc. or any loss resulting from stabilisation transactions entered into by Lehman Brothers Inc. or Merrill Lynch, Pierce, Fenner & Smith Inc., pursuant to Clause 2.1 shall be borne, and any profit arising therefrom shall be retained, by Lehman Brothers Inc. or Merrill Lynch, Pierce, Fenner & Smith Inc., as the case may be.

3. AGREEMENTS BY THE UNDERWRITERS

3.1 Purchase

Each Underwriter severally agrees to purchase and pay for such principal amount of the Dollar Notes set out against its name in the Schedule hereto on the Closing Date at the Issue Price, all on the terms set out in this Agreement.

(a) If any Underwriter shall default in its obligation to purchase Dollar Notes which it has agreed to purchase hereunder, the non-defaulting Underwriters may in their discretion arrange to purchase, or for another party or other parties reasonably satisfactory to NRPLC to purchase, such Dollar Notes on the terms contained herein. If within thirty-six hours after such default by any Underwriter, the non-defaulting Underwriters do not arrange for the purchase of such Dollar Notes, then NRPLC shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to the non-defaulting Underwriters to purchase such Dollar Notes on such terms. In the event that, within the respective prescribed periods, the Lead Underwriters on behalf of the non-defaulting Underwriters notify NRPLC that the non-defaulting Underwriters have so arranged for the purchase of such Dollar Notes, or NRPLC notifies the non-defaulting Underwriters that it has so arranged for the purchase of such Dollar Notes, the non-defaulting Underwriters or NRPLC shall have the right to postpone the Closing Date for a period of time agreed by the Lead Underwriters and NRPLC acting reasonably, in order to effect whatever changes may thereby be made necessary in any documents or arrangements relating to the offering and sale of the Dollar Notes. Any substitute purchaser of Notes pursuant to this paragraph shall be deemed to be an Underwriter, for purposes of this Agreement, in connection with the offering and sale of the Dollar Notes.

(b) If, after giving effect to any arrangements for the purchase of Dollar Notes of a defaulting Underwriter by the non-defaulting Underwriters, as provided in Clause 3.1(a) above, the aggregate principal amount of the Dollar Notes which remains unpurchased does not exceed ten per cent. of the aggregate principal amount of the Dollar Notes, NRPLC shall have the right to require each non-defaulting Underwriter to purchase the principal amount of the Dollar Notes which such Underwriter agreed to purchase hereunder and, in addition to require each non-defaulting Underwriter to purchase its *pro rata* share (based on the principal amount of the Dollar Notes which such Underwriter agreed to purchase hereunder) of the principal amount of the Dollar Notes of such defaulting Underwriter for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(c) If, after giving effect to any arrangements for the purchase of the principal amount of the Dollar Notes of a defaulting Underwriter by the non-defaulting Underwriters as provided in Clause 3.1(a) above, the aggregate principal amount of the Dollar Notes which remains unpurchased exceeds ten per cent. of the aggregate principal amount of the Dollar Notes, or if NRPLC shall not exercise the right described in Clause 3.1(b) above to require non-defaulting Underwriters to purchase the Dollar Notes of a defaulting Underwriter, then this Agreement shall thereupon terminate, without liability on the part of the non-defaulting Underwriters; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

3.2 Selling

Each Underwriter severally (and not jointly) agrees as follows:

(a) **United States**

It is understood that several Underwriters propose to offer the Dollar Notes for sale to the public in the United States as set forth in the Prospectus.

(b) **United Kingdom**

Each Underwriter represents and agrees that:

(1) it has not offered or sold, and will not offer or sell, any Dollar Notes to any persons in the United Kingdom prior to admission of the Dollar Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000, as amended (the "**FSMA**") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in

circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the FSMA;

(2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Dollar Notes in, from or otherwise involving the United Kingdom; and

(3) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activities (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any of the Dollar Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

(c) **Other**

For each jurisdiction outside the United States and the United Kingdom (a "**Relevant Jurisdiction**"), each Underwriter acknowledges that no representation is made by the Third Issuer or any Underwriter that any action has been or will be taken in any jurisdiction by the Third Issuer or any Underwriter that would permit a public offering of the Dollar Notes (other than as described above), or possession or distribution of the Prospectus or any other offering material, in any country or jurisdiction where action for that purpose is required. Each Underwriter will comply with all applicable securities laws and regulations in any Relevant Jurisdiction in which it purchases, offers, sells or delivers Dollar Notes or has in its possession or distributes the Prospectus or any other offering material, in all cases at its own expense. Each Underwriter represents that it will not directly or indirectly offer, sell or deliver any offered notes or publish any prospectus, form of application, offering circular, advertisement or other offering material except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations, and all offers, sales and deliveries of offered notes by it will be made on the same terms and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Dollar Notes under the laws and regulations in force in any Relevant Jurisdictions to which it is subject or in which it makes such purchases, offers, sales or deliveries and the Third Issuer shall have no responsibility for them.

4. LISTING

4.1 Application for Listing

The Third Issuer confirms that it has authorised the Lead Underwriters to make or cause to be made at the Third Issuer's expense applications on the Third Issuer's behalf for the Notes to be listed on the Official List of the UK Listing Authority and for the Notes to be admitted to trading by the London Stock Exchange plc (the "**Stock Exchange**").

4.2 Supply of Information

The Third Issuer agrees to supply to the Lead Underwriters for delivery to the UK Listing Authority and the Stock Exchange copies of the Prospectus and such other documents, information and undertakings as may be required for the purpose of obtaining such listing.

4.3 Maintenance of Listing

The Third Issuer agrees to use its reasonable endeavours to maintain a listing of the Dollar Notes on the Official List of the UK Listing Authority and the admission of the Notes to trading by the Stock Exchange for as long as any of the Dollar Notes are outstanding and to pay all fees and supply all further documents, information and undertakings and publish all advertisements or other material as may be necessary for such purpose. However, if such listing becomes impossible, the Third Issuer will obtain, and will thereafter use its best endeavours to maintain, a quotation for, or listing of, the Dollar Notes on or by such other stock exchange, competent listing authority and/or quotation system as is commonly used for the quotation or listing of debt securities as it may, with the approval of the Lead Underwriters (such approval not to be unreasonably withheld or delayed), decide.

5. REPRESENTATIONS AND WARRANTIES OF THE THIRD ISSUER

The Third Issuer represents and warrants to, and agrees with, Funding, the Mortgages Trustee, the Underwriters and each of them that:

(a) **The Registration Statement**

The Third Issuer has prepared and filed with the United States Securities and Exchange Commission (the "**Commission**") a registration statement (file number 333-83194) on Form S-11 (the "**Registration Statement**"), including a related preliminary prospectus dated 1st March, 2002, for registration under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") of the offering and sale of the Dollar Notes. The Third Issuer may have filed one or more amendments thereto, including a related preliminary prospectus, each of which has previously been furnished to the Underwriters. The Third Issuer will next file with the Commission one of the following either (1) prior to the date and time that such Registration Statement becomes effective (the "**Effective Date**"), a further amendment to such Registration Statement, including the form of final prospectus or (2) after the Effective Date of such Registration Statement, a final prospectus in accordance with Rules 430A and 424(b) under the Securities Act. In the case of clause (2), the Third Issuer has included in such Registration Statement, as amended at the Effective Date, all information (other than information with respect to the Notes and the Issue permitted to be omitted from the Registration Statement when it becomes effective pursuant to Rule 430A ("**Rule 430A Information**")) required by the Securities Act and the rules thereunder to be included in such Registration Statement and the Prospectus. As filed, such amendment and form of final prospectus, or such final prospectus, shall contain all Rule 430A Information, together with all other such required information, and, except to the extent that the Lead Underwriters shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Underwriters prior to the date and time that this Agreement is executed and delivered by the parties hereto (the "**date of this Agreement**"), or, to the extent not completed at the date of this Agreement, shall contain only specific additional information and other changes (beyond that contained in the latest preliminary prospectus) as the Third Issuer has advised the Lead Underwriters, prior to the date of this Agreement, will be included or made therein.

(b) **No Material Misstatements or Omissions**

On the Effective Date, the Registration Statement, as amended, did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on the

Closing Date, the Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and the Trust Indenture Act of 1939, as amended (the "**Trust Indenture Act**") and the respective rules thereunder; on the Effective Date and at the date of this Agreement, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Third Issuer Trust Deed did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the Effective Date, the Prospectus, if not filed pursuant to Rule 424(b), will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided*, however, that the Third Issuer makes no representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any statement thereto) in reliance upon and in conformity with information furnished in writing to the Third Issuer by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto), which information is described in Clause 13.2;

(c) **Incorporation, Capacity and Authorisation**

It is a public limited company duly incorporated and validly existing under the laws of England and Wales, with full power and authority to conduct its business as described in the Prospectus, has full power and capacity to create and issue the Notes, to execute this Agreement and the Legal Documents and to undertake and perform the obligations expressed to be assumed by it herein and therein; and has taken all necessary action to approve and authorise the same; and the Third Issuer is lawfully qualified to do business in England and Wales. The Third Issuer has not taken any corporate action nor (to the best of its knowledge and belief) have any other steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver or similar officer of it or of any or all of its assets or revenues;

(d) **Validity of Legal Agreements**

This Agreement has been duly authorised, executed and delivered by the Third Issuer and constitutes, and the other Legal Agreements to which the Third Issuer is a party have been duly authorised by the Third Issuer and on the Closing Date will constitute, valid and legally binding obligations of the Third Issuer;

(e) **Validity of Notes**

The creation, sale and issue of the Notes have been duly authorised by the Third Issuer and, when executed and authenticated in accordance with the Third Issuer Trust Deed, the Notes will constitute valid and legally binding obligations of the Third Issuer and, upon effectiveness of the Registration Statement, the Third Issuer Trust Deed will have been duly qualified under the Trust Indenture Act;

(f) **Consents**

All consents, approvals, authorisations and other orders of all United States and United Kingdom regulatory authorities required for the creation, issue and offering of the Notes or in connection with the execution and performance of the transactions contemplated by the Legal Agreements or the compliance by the Third Issuer with the terms of the Notes and the Legal Agreements as the case may be, except for (i) such consents, approvals, authorisations, registrations or qualifications as may be required under applicable United States state securities, Blue Sky or similar laws in connection with the purchase and distribution of the Notes by the Underwriters and (ii) those which have been, or will prior to the Closing Date be taken, fulfilled or done, are, or will on the Closing Date be, in full force and effect;

(g) **Compliance**

The authorisation of the Notes and the granting of security interests in relation thereto under the Third Issuer Deed of Charge, the offering and issue of the Notes on the terms and conditions of this Agreement, the Trust Deed and the Prospectus, the execution and delivery of the Legal Agreements to which it is a party and the implementation of the transactions contemplated by such Legal Agreements and compliance with the terms of the Legal Agreements to which it is a party do not, and will not, (i) conflict with, or result in a breach of, any of the terms or provisions of, or constitute a default under, the Memorandum and Articles of Association of the Third Issuer or any agreement or instrument to which the Third Issuer is a party or by which its properties is bound; (ii) infringe any applicable law, rule, regulation, judgment, order or decree of any government, governmental body or court, having jurisdiction over the Third Issuer or any of its properties; or (iii) result in the creation or imposition of any mortgage, charge, pledge, lien or other security interest on any of its properties, other than those created in, or imposed by, the Legal Agreements themselves;

(h) **Financial Statements**

(i) The auditor's report by PricewaterhouseCoopers, as independent auditor to the Third Issuer, set out in the Prospectus presents fairly the financial position of the Third Issuer as at the date at which it has been prepared;

(ii) since the date of each such report there has been no change (nor any development or event involving a prospective change of which the Third Issuer is, or might reasonably be expected to be, aware) since the date of incorporation of the Third Issuer which is materially adverse to the condition (financial or other), prospects, results of operations or general affairs of the Third Issuer; and

(iii) PricewaterhouseCoopers are independent public accountants with respect to the Third Issuer within the meaning of the standards established by the American Institute of Certified Public Accountants;

(i) **Taxation**

Save as described in the legal opinions referred to in Clause 9(d) of this Agreement, no stamp or other similar duty is assessable or payable in the United Kingdom, and no withholding or deduction for any taxes, duties, assessments or governmental charges of whatever nature is imposed or made for or on account of any income, registration, transfer or turnover taxes, customs or other duties or taxes of any kind in connection with the authorisation, execution or delivery of the Legal Agreements or with the authorisation, issue, sale or delivery of the Notes and (except as disclosed in the Prospectus) the performance of the Third Issuer's, Funding's and/or, as the case may be, the Mortgages Trustee's obligations under the Legal Agreements and the Notes. This warranty does not apply to any United Kingdom corporation tax which may be levied, collected, withheld or assessed in connection with the authorisation, execution or delivery of the Legal Agreements or with the authorisation, issue, sale or delivery of the Notes;

(j) **Breach of other agreements**

The Third Issuer is not in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets or revenues;

(k) **Events of Default**

No event has occurred or circumstance arisen which, had the Notes already been issued, would (whether or not with the giving of notice and/or the passage of time and/or the fulfillment of any other requirement) constitute an Event of Default as set out in the Conditions of the Notes;

(l) **No Subsidiaries**

The Third Issuer has no subsidiaries or subsidiary undertakings within the meanings of Sections 258 and 736 of the Companies Act 1985;

(m) **Granite Finance Holdings Limited**

The First Issuer, the Second Issuer, the Third Issuer, Funding, the Mortgages Trustee, GPCH Limited, Granite Mortgages Trustees Limited and Granite Mortgages Funding Limited are the only subsidiaries or subsidiary undertakings of Granite Finance Holdings Limited within the meanings of Sections 258 and 736 of the Companies Act 1985;

(n) **No Activities**

The Third Issuer has not engaged in any activities since its incorporation other than (i) those incidental to any registration or re-registration as a public limited company under the Companies Acts 1985 and 1989 and various changes to its directors, secretary, registered office, Memorandum and Articles of Association; (ii) the authorisation and execution of the Legal Agreements to which it is a party; (iii) the activities referred to or contemplated in the Legal Agreements to which it is a party or in the Prospectus and (v) the authorisation and issue by it of the Notes. The Third Issuer has not (other than as set out in the Prospectus) prepared any accounts and has neither paid any dividends nor made any distributions since the date of its incorporation;

(o) **Listing Rules**

Prior to the delivery of the Prospectus to the Registrar of Companies in England and Wales, the Prospectus has been approved by or on behalf of the competent authority as listing particulars as required by the listing rules made pursuant to Part IV of the Financial Services Act 1986 and the Prospectus complies with the listing rules made under Section 142 of the Financial Services Act 1986;

(p) **Litigation**

There are no pending actions, suits or proceedings against or affecting the Third Issuer which could individually or in the aggregate have an adverse effect on the condition (financial or other), prospects, results of operations or general affairs of the Third Issuer or could adversely affect the ability of the Third Issuer to perform its obligations under the Legal Agreements, the Notes or which are otherwise material in the context of the issue or offering of the Notes and, to the best of the Third Issuer's knowledge, no such actions, suits or proceedings are threatened or contemplated;

(q) **No Prior Security**

Save as set out in any of the Legal Agreements, there exists no mortgage, lien, pledge or other charge on or over the assets of the Third Issuer and, other than the Legal Agreements, the Third Issuer has not entered into any indenture or trust deed;

(r) **Security for the Notes**

The Notes and the obligations of the Third Issuer under the Third Issuer Trust Deed will be secured in the manner provided in the Third Issuer Deed of Charge and with the benefit of the charges, covenants and other security interests provided for therein including, without limitation, (i) an assignment by way of first fixed security of the Third Issuer's right, title, interest and benefit in the Intercompany Loan Agreement, the Swap Agreements, the Funding Deed of Charge, the Third Issuer Trust Deed, the Paying Agent and Agent Bank Agreement, the Third Issuer Cash Management Agreement, the Corporate Services Agreement, the Third Issuer Bank Account Agreement, the Post-Enforcement Call Option Agreement and any other of the Legal Agreements to which the Third Issuer is a party; (ii) an assignment by way of first fixed charge over the Third Issuer Bank Accounts (as defined in the Third Issuer Deed of Charge); (iii) a first fixed charge (which may take effect as a floating charge) over the Third Issuer's right, title, interest and benefit to any authorised investments made with moneys standing to the credit of any of the Third Issuer Bank Accounts; and (iv) a first ranking floating charge over the whole of the assets and undertaking of the Third Issuer which are not otherwise effectively subject to any fixed charge or assignment by way of security;

(s) **Capitalisation**

The authorised capital of the Third Issuer is as set out in the Prospectus;

(t) **Investment Company Act**

The Third Issuer is not an "investment company" as defined in the United States Investment Company Act of 1940, as amended (the "**Investment Company Act**"), and the offer and sale for the Notes in the United States will not subject the Third Issuer to registration under, or result in a violation of, the Investment Company Act;

(u) **United States Income Tax**

The Issuer will not engage in any activities in the United States (directly or through agents), derive any income from United States sources as determined under the U.S. Internal Revenue Code of 1986, as amended (the "**Code**"), or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under the Code; and

(v) **Legal Agreements**

The representations given by the Third Issuer in the Legal Agreements are true and accurate, and the description of the Legal Agreements as set out in the Prospectus is materially complete and accurate.

6. REPRESENTATIONS AND WARRANTIES OF FUNDING AND THE MORTGAGES TRUSTEE

Each of Funding and the Mortgages Trustee severally represents and warrants (in respect of itself only) to, and agrees with each other, the Underwriters, the Third Issuer, NRPLC and each of them that:

(a) **The Registration Statement**

Together with the Third Issuer they have prepared and filed with the Commission the Registration Statement, including a related preliminary prospectus dated 1st March, 2002, for registration under the Securities Act of the offering and sale of the Dollar Notes. They may have filed one or more amendments thereto, including a related preliminary prospectus, each of which has previously been furnished to the Underwriters. They will next file with the Commission one of the following either (1) prior to the Effective Date of such Registration Statement, a further amendment to such Registration Statement, including the form of final prospectus or (2) after the Effective Date of such Registration Statement, a final prospectus in accordance with Rules 430A and 424(b). In the case of clause (2), they have included in such Registration Statement, as amended at the Effective Date, all information (other than Rule 430A Information) required by the Securities Act and the rules thereunder to be included in such Registration Statement and the Prospectus. As filed, such amendment and form of final prospectus, or such final prospectus, shall contain all Rule 430A Information, together with all other such required information, and, except to the extent that the Lead Underwriters shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Underwriters prior to the date of this Agreement, or, to the extent not completed at the date of this Agreement, shall contain only specific additional information and other changes (beyond that contained in the latest preliminary prospectus) as they have advised the Lead Underwriters, prior to the date of this Agreement, will be included or made therein.

(b) **No Material Misstatements or Omissions**

On the Effective Date, the Registration Statement did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on the Closing Date, the Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder; on the Effective Date and at the date of this Agreement, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Third Issuer Trust Deed did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the Effective Date, the Prospectus, if not filed pursuant to Rule 424(b), will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that neither Funding nor the Mortgages Trustee makes any representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any statement thereto) in reliance upon and in conformity with information furnished in writing to them by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto), which information is described in Clause 13.2;

(c) **Incorporation, Capacity and Authorisation**

Each is duly incorporated and validly existing under the laws of Jersey, Channel Islands, with full power and authority to conduct its business as described in the Prospectus, is lawfully qualified to do business in Jersey and has full power and capacity to execute this Agreement and the Legal Documents and to undertake and perform the obligations expressed to be assumed by it herein and therein; and each has taken all necessary action to approve and authorise the same. Neither Funding nor the Mortgages Trustee has taken any corporate action nor (to the best of its knowledge and belief) have any other steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver or similar officer of it or of any or all of its assets or revenues;

(d) **Validity of Legal Agreements**

This Agreement has been duly authorised, executed and delivered by each of Funding and the Mortgages Trustee and constitutes, and the other Legal Agreements to which each of Funding and/or the Mortgages Trustee is a party have been duly authorised by, as applicable, Funding and the Mortgages Trustee and on the Closing Date will constitute, valid and legally binding obligations of each of Funding and the Mortgages Trustee;

(e) **Consents**

All consents, approvals, authorisations and other orders of all United States, Jersey, Channel Islands and United Kingdom regulatory authorities required in connection with the execution of and performance by, Funding and/or the Mortgages Trustee, of the transactions contemplated by the Legal Agreements to which Funding and/or the Mortgages Trustee, as the case may be, is a party or the compliance by each of them with the terms of the Legal Agreements (except for those which have been, or will prior to the Closing Date be taken, fulfilled or done), are, or will on the Closing Date be, in full force and effect;

(f) **Compliance**

The authorisation of the terms and conditions of this Agreement, the execution and delivery of the Legal Agreements to which Funding and/or, as the case may be, the Mortgages Trustee is party and the implementation of the transactions contemplated by such Legal Agreements and compliance with the terms of the Legal Agreements do not, and will not, (i) conflict with, or result in a breach of, any of the terms or provisions of, or constitute a default under, the Memorandum and Articles of Association of Funding or the Mortgages Trustee or any agreement or instrument to which Funding or the Mortgages Trustee is a party or by which its properties is bound; (ii) infringe any applicable law, rule, regulation, judgment, order or decree of any government, governmental body or court, having jurisdiction over either Funding or the Mortgages Trustee or any of its properties; or (iii) result in the creation or imposition of any mortgage, charge, pledge, lien or other security interest on any of its or their properties, other than those created in, or imposed by, the Legal Agreements themselves;

(g) **Breach of other agreements**

Neither Funding nor the Mortgages Trustee is in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets or revenues;

(h) **Events of Default**

No event has occurred or circumstance arisen which, had the Intercompany Loan Agreement been entered into, would (whether or not with the giving of notice and/or the passage of time and/or the fulfillment of any other requirement) constitute an Event of Default as set out in the Intercompany Loan Agreement;

(i) **No Subsidiaries**

Neither Funding nor the Mortgages Trustee has any subsidiaries or subsidiary undertakings within the meanings of Sections 258 and 736 of the Companies Act 1985 (save for Granite Mortgages 01-1 plc, Granite Mortgages 01-2 plc and the Third Issuer, which are subsidiaries of Funding);

(j) **No Activities**

Neither Funding or the Mortgages Trustee has engaged in any activities since its incorporation other than (i) those incidental to any registration as private limited companies under the laws of Jersey and (if any) various changes to its directors, secretary, registered office, Memorandum and Articles of Association; (ii) the authorisation, execution and in certain cases, amendment, of the Legal Agreements to which each is a party; (iii) the activities referred to or contemplated in the Legal Agreements or in the Prospectus; (iv) the activities undertaken in connection with the establishment of the Mortgages Trust pursuant to the Mortgages Trust Deed, the establishment of a branch in the United Kingdom by Funding; (v) the filing of a notification by the Mortgages Trustee and Funding under the Data Protection Act 1984 and 1988 (the "**DPA**") and the application for a standard licence under the Consumer Credit Act 1974; and (vi) any activities in connection with or incidental to the issue of previous notes by Granite Mortgages 01-1 plc and Granite Mortgages 01-2 plc and the issue of the Notes by the Third Issuer. Neither Funding nor the

Mortgages Trustee has (other than as set out in the Prospectus) prepared any accounts and neither has paid any dividends nor made any distributions since their respective dates of incorporation.

(k) **Beneficial Owner**

As of 20th March, 2002, following (i) the completion of the assignment of the Additional Mortgage Portfolio (as defined in the Prospectus) to the Mortgages Trustee pursuant to or in accordance with the Mortgage Sale Agreement and (ii) the declaration of trust over the Additional Mortgage Portfolio by the Mortgages Trustee pursuant to and in accordance with the terms of the Mortgages Trust Deed, the Mortgages Trustee will hold the Additional Mortgage Portfolio, and held and will continue to hold, the Existing Mortgage Portfolio (as defined in the Prospectus) on a bare trust for the benefit of Funding and NRPLC in undivided shares absolutely;

(l) **Litigation**

There are no pending actions, suits or proceedings against or affecting Funding or the Mortgages Trustee which could individually or in the aggregate have an adverse effect on the condition (financial or other), prospects, results of operations or general affairs of the Mortgages Trustee or Funding (as the case may be) or could adversely affect the ability of the Mortgages Trustee or Funding (as the case may be) to perform their respective obligations under the Legal Agreements, or which are otherwise material in the context of the transaction contemplated by the Prospectus and, to the best of the knowledge of Funding and the Mortgages Trustee, no such actions, suits or proceedings are threatened or contemplated;

(m) **No Prior Security**

Save as set out in any of the Legal Agreements there exists no mortgage, lien, pledge or other charge on or over the assets of Funding and, other than the Legal Agreements, it has not entered into any indenture or trust deed;

(n) **Security for the Intercompany Loan**

Funding's obligations under, *inter alios*, the Intercompany Loan Agreement will be secured in the manner provided in the Funding Deed of Charge and with the benefit of the charges, covenants and other security provided for therein including, without limitation, (i) a first fixed charge (which may take effect as a floating charge) over Funding's share of the Trust Property (as defined in the Mortgages Trust Deed); (ii) an assignment by way of first fixed security of all of Funding's right, title, interest and benefit in the Mortgage Sale Agreement, the Mortgages Trust Deed, the Administration Agreement, the Intercompany Loan Agreement, each Previous Intercompany Loan Agreement, the Start-Up Loan Agreement, the Funding Guaranteed Investment Contract, the Corporate Services Agreement, the Funding Cash Management Agreement, the Bank Account Agreement and any other of the Legal Agreements to which Funding is a party, save to the extent that the same are situated in Jersey; (iii) an assignment by way of first fixed security over Funding's right, title, interest and benefit in the Funding Bank Accounts; (iv) a first fixed charge (which may take effect as a floating charge) of Funding's right, title, interest and benefit in all Authorised Investments purchased with moneys standing to the credit of the Funding Bank Accounts; and (v) a first floating charge over all the assets and the undertaking of Funding which are not effectively subject to a fixed charge or assignment by way of security;

(o) **Capitalisation**

The authorised capital of each of Funding and the Mortgages Trustee is as set out in the Prospectus;

(p) **Investment Company Act**

Neither Funding nor the Mortgages Trustee is an "investment company" as defined in the Investment Company Act, and the offer and sale for the Notes in the United States will not subject Funding or the Mortgages Trustee to registration under, or result in a violation of, the Investment Company Act;

(q) **United States Income Tax**

Neither Funding nor the Mortgages Trustee will engage in any activities in the United States (directly or through agents), derive any income from United States sources as determined under the Code, or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under the Code;

(r) **Financial Statements**

(i) The auditor's report by PricewaterhouseCoopers, as independent auditor to Funding, set out in the Prospectus presents fairly the financial position of Funding as at the date at which it has been prepared;

(ii) since the date of each such report there has been no change (nor any development or event involving a prospective change of which Funding, is or might reasonably be expected to be, aware) which is materially adverse to the condition (financial or other), prospects, results of operations or general affairs of Funding; and

(iii) PricewaterhouseCoopers are independent public accountants with respect to the Funding within the meaning of the standards established by the American Institute of Certified Public Accountants; and

(s) **Legal Agreements**

The representations given by Funding and the Mortgages Trustee in the Legal Agreements are true and accurate, and the description of the Legal Agreements as set out in the Prospectus is materially complete and accurate.

7. REPRESENTATIONS AND WARRANTIES OF NRPLC

NRPLC represents and warrants to, and agrees with, the Third Issuer, Funding, the Mortgages Trustee, the Underwriters and each of them that:

(a) **Incorporation**

It is a public limited company duly incorporated and validly existing under the laws of England and Wales, with full power and authority to conduct its business as described in the Prospectus, to execute this Agreement and the Legal Documents to which it is a party and to undertake and perform the obligations expressed to be assumed by it herein and therein and has taken all necessary action to approve and authorise the same and is lawfully qualified to do business in England and Wales; and NRPLC has not taken any corporate action nor (to the best of its knowledge and belief) have any other steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution or reorganisation, and it is not in liquidation;

(b) **Validity of Legal Agreements**

This Agreement has been duly authorised, executed and delivered by NRPLC and constitutes, and the other Legal Agreements to which NRPLC is a party will be duly authorised by NRPLC prior to the Closing Date and on the Closing Date will constitute, valid and legally binding obligations of NRPLC;

(c) **Related Security**

NRPLC has not received notice of, and no solicitor employed in the NRPLC Solicitors' Department is actually aware of, any material litigation or claim calling into question NRPLC's title to any Related Security or the value of any security therefor or NRPLC's right to assign any such Related Security to the Mortgages Trustee;

(d) **Consents**

All consents, approvals and authorisations of all United Kingdom regulatory authorities required on the part of NRPLC for or in connection with the execution and performance of the transactions contemplated by the Legal Agreements to which NRPLC is a party have been, or will be prior to the Closing Date be, obtained and are, or will prior to the Closing Date be, in full force and effect including, without limiting the generality of the foregoing, NRPLC having received a standard licence under the Consumer Credit Act 1974 and NRPLC being registered under the DPA;

(e) **Compliance**

The sale of the Additional Mortgage Portfolio and the related property and rights, the execution and delivery of the Legal Agreements to which NRPLC is a party, the implementation of the transactions contemplated by such Legal Agreements and compliance with the terms of such Legal Agreements do not, and will not, (i) conflict with, or result in a breach of, any of the terms or provisions of, or constitute a default under, the Memorandum and Articles of Association of NRPLC, or any agreement or instrument to which NRPLC is a party or by which it or any of its properties is bound, where such breach or default might have a material adverse effect in the context of the issue of the Notes; or (ii) infringe any existing applicable law, rule, regulation, judgment, order or decree of any government, governmental body or court having jurisdiction over NRPLC or any of its properties; or (iii) result in the creation or imposition of any mortgage, charge, pledge, lien or other security interest on any of its properties, other than those created in, or imposed by, the Legal Agreements themselves;

(f) **No Material Misstatements or Omissions**

On the Effective Date, the Registration Statement did or will, and when the Prospectus is first filed (if required) in accordance with Rule 424(b) and on the Closing Date, the Prospectus (and any supplements thereto) will, comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder; on the Effective Date and at the date of this Agreement, the Registration Statement did not or will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and the Closing Date the Third Issuer Trust Deed did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the Effective Date, the Prospectus, if not filed pursuant to Rule 424(b), will not, and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Prospectus (together with any supplement thereto) will not, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that NRPLC makes no representations or warranties as to the information contained in or omitted from the Registration Statement, or the Prospectus (or any statement thereto) in reliance upon and in conformity with information furnished in writing to NRPLC by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto), which information is described in Clause 13.2;

(g) **Beneficial Owner**

As of 20th March, 2002, following (i) the completion of the assignment of the Additional Mortgage Portfolio (as defined in the Prospectus) to the Mortgages Trustee pursuant to and in accordance with the Mortgage Sale Agreement and (ii) the declaration of trust over the Additional Mortgage Portfolio by the Mortgages Trustee pursuant to and in accordance with the terms of the Mortgages Trust Deed, the Mortgages Trustee will hold, and will continue to hold, the Existing Mortgage Portfolio (as defined in the Prospectus) on a bare trust for the benefit of Funding and NRPLC in undivided shares absolutely;

(h) **Litigation**

It is not a party to, and no solicitor in NRPLC's Solicitors' Department is actually aware of, any actions, suits or proceedings in relation to claims or amounts which could, if determined adversely to NRPLC, materially adversely affect NRPLC's ability to perform its obligations under the Legal Agreements; and

(i) **Mortgage Sale Agreement and Mortgages Trust Deed**

The representations and warranties given by NRPLC in the Mortgage Sale Agreement are true and accurate in all material respects as when stated to be made and the representations and warranties given by NRPLC in the Mortgages Trust Deed are true and accurate in all material respects as when stated to be made.

8. COVENANTS OF THE THIRD ISSUER, FUNDING, THE MORTGAGES TRUSTEE AND NRPLC

8.1 The Third Issuer and, where expressly provided, Funding, the Mortgages Trustee and NRPLC severally covenants to, and agrees each for itself with, the Underwriters and each of them that:

(a) **The Registration Statement**

The Third Issuer, Funding, the Mortgages Trustee and NRPLC will use their best efforts to cause the Registration Statement, if not effective at the date of this Agreement, and any amendment thereof, to become effective. Prior to the termination of the offering of the Notes, none of the Third Issuer, Funding, the Mortgages Trustee or NRPLC will file any amendment of the Registration Statement or supplement to the Prospectus or any Rule 462(b) Registration Statement unless the Third Issuer, Funding, the Mortgages Trustee and NRPLC have furnished the Lead Underwriters with copies for their review prior to filing and none of them will file any such proposed amendment or supplement to which the Lead Underwriters reasonably object. Subject to the foregoing sentence, if the Registration Statement has become or becomes effective pursuant to Rule 430A, or filing of the Prospectus is otherwise required under Rule 424(b), the Third Issuer, Funding, the Mortgages Trustee and NRPLC will cause the Prospectus, properly completed, and any supplement thereto to be filed with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Lead Underwriters of such timely filing. The Third Issuer, Funding, the Mortgages Trustee and NRPLC will promptly advise the Lead Underwriters:

(i) when the Registration Statement, if not effective at the date of this Agreement, shall have become effective;

(ii) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission; and

(iii) when, prior to termination of the offering of the Notes, any amendment to the Registration Statement shall have been filed or become effective;

(b) **Signed Prospectus**

The Third Issuer will deliver to the Underwriters, without charge, on the date of this Agreement, such number of copies of the Prospectus as the Underwriters may reasonably request, and the Third Issuer will furnish to the Lead Underwriters on the date of this Agreement four copies of the Prospectus signed by a duly authorised director of the Third Issuer. The Third Issuer will also promptly furnish each Underwriter (to the extent not already furnished) and its counsel one conformed copy of the Registration Statement as originally filed and each amendment or supplement thereto including all consents and exhibits filed therewith;

(c) **Notify Material Omission**

If at any time prior to the earlier of (i) completion (in the reasonable view of the Lead Underwriters) of the distribution of the Notes and (ii) three months after the Closing Date, any event shall have occurred as a result of which the Registration Statement or

Prospectus, as then amended or supplemented, would include a statement of fact which is not true and accurate in all material respects or omit any fact the omission of which would make misleading in any material respect any statement therein whether of fact or opinion, or if for any other reason it shall be necessary to amend or supplement the Registration Statement or Prospectus, then: (i) the Third Issuer will promptly notify the Underwriters; (ii) the Third Issuer shall promptly prepare and timely file with the Commission any amendment or supplement to the Registration Statement or any Prospectus that may, in the reasonable judgement of the Third Issuer or the Underwriters, be required by the Securities Act or requested by the Commission; (iii) the Third Issuer will, without charge, supply to the Underwriters as many copies as the Lead Underwriters may reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission; and (iv) the provisions of Clauses 5(a), 5(b), 5(c), 5(h), 5(o), 5(s), 6(a), 6(b), 6(c), 6(o), 6(r), 7(a) and 7(f) shall be deemed to be repeated by, as applicable, the Third Issuer, Funding, the Mortgages Trustee and NRPLC as of the date of each such amended Prospectus or supplement to the Prospectus on the basis that each reference to "**Prospectus**" in such provisions of Clauses 5, 6 and 7 shall be deemed to be a reference to the Prospectus as amended or supplemented as at such date;

(d) **Notify Change**

Without prejudice to its obligations under Clause 8.1(c), the Third Issuer will notify the Underwriters promptly of any change affecting any of its representations, warranties, covenants, agreements or indemnities in this Agreement at any time prior to payment of the net underwriting proceeds for the Notes being made to the Third Issuer on the Closing Date and will take such steps as may be reasonably requested by the Lead Underwriters to remedy and/or publicise the same;

(e) **Official Announcements**

Between the date of this Agreement and the Closing Date (both dates inclusive) none of NRPLC, the Third Issuer, Funding or the Mortgages Trustee will, without the prior approval of the Lead Underwriters on behalf of the Underwriters (such approval not to be unreasonably withheld or delayed), make any official announcement which would have an adverse effect on the marketability of the Notes;

(f) **Stamp Duty**

(i) The Third Issuer will pay any stamp duty, issue, registration, documentary or other taxes of a similar nature and duties that it is required to pay under the Legal Agreements to which it is a party payable in the United Kingdom, Belgium, Luxembourg or the United States, including interest and penalties in connection with the creation, issue, distribution and offering of the Notes or in connection with the execution, delivery or enforcement of any of the Legal Agreements to which it is a party together with any value added, turnover or similar tax payable in respect of that amount (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it);

(ii) Funding will pay any stamp duty, issue, registration, documentary or other taxes of a similar nature and duties that it is required to pay under the Legal Agreements to which it is a party payable in the United Kingdom, Jersey, Channel Islands or the United States, including interest and penalties in connection with the execution, delivery or enforcement of any of the Legal Agreements to which it is a party (other than in respect of the execution, delivery or enforcement of the Mortgages Trust Deed and any Legal Agreement to which the Third Issuer is a party) together with any value added, turnover or similar tax payable in respect of that amount (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it); and

(iii) The Mortgages Trustee will pay any stamp duty, issue, registration, documentary or other taxes of a similar nature and duties that it is required to pay under the Legal Agreements to which it is a party payable in the United Kingdom, Jersey, Channel Islands or the United States, including interest and penalties in connection with the execution, delivery or enforcement of the Mortgages Trust Deed (including any amendment thereto) [and the Mortgage Sale Agreement (including any amendment thereto)] (together with any value added, turnover or similar tax payable in respect of that amount (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it)) but will be promptly reimbursed an amount equal to any such payments by the Beneficiaries in accordance with the terms of the Mortgages Trust Deed;

(g) **United States Income Tax**

The Third Issuer will not engage in any activities in the United States (directly or through agents), will not derive any income from United States sources as determined under the Code and will not hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under the Code;

(h) **Payment of Fees, Charges, Costs and Duties**

(i) Without prejudice to the generality of Clause 12.1, the Third Issuer will pay all and any fees, charges, costs and duties and any stamp and other similar taxes or duties that it is required to pay under the Legal Agreements to which it is a party, including interest and penalties, arising from or in connection with the creation of the security for the Notes and the obligations of the Third Issuer under the Third Issuer Trust Deed and for the other amounts to be secured as contemplated by the Third Issuer Deed of Charge, the Deed of Accession and the Second Deed of Accession and the perfection of such security at any time;

(ii) Without prejudice to the generality of Clause 12.1, Funding will pay all and any fees, charges, costs and duties and any stamp and other similar taxes or duties that it is required to pay under the Legal Agreements to which it is a party, including interest and penalties, arising from or in connection with the creation of the security for the Third Issuer Intercompany Loan and for the other amounts to be secured as contemplated by the Funding Deed of Charge and the perfection of such security at any time; and

(iii) Without prejudice to the generality of Clause 12.1, the Mortgages Trustee will pay all and any fees, charges, costs and duties and any stamp and other similar taxes or duties that it is required to pay under the Legal Agreements to which it is a party, including interest and penalties, arising from or in connection with the purchase of the Related Security (and related property and rights) excluding H.M. Land Registry fees (it being agreed that registration or recording at H.M. Land Registry of the transfer of the Related Security to the Mortgages Trustee will not be applied for except in the circumstances specified in the Administration Agreement); but on the basis that the Mortgages Trustee will be reimbursed such fees, charges, costs and duties and any stamp and other similar taxes or duties (including interest and penalties) by the Beneficiaries pursuant to the terms of the Mortgages Trust Deed;

(i) **Perform all required actions**

On or prior to the Closing Date each of NRPLC, the Third Issuer, Funding and the Mortgages Trustee will do all things reasonably within each of their respective powers and required of each of them on such date under the terms of the Legal Agreements to which each is a party;

(j) **Review of Related Security**

NRPLC will deliver to the Lead Underwriters on the date of this Agreement a letter (relating to its review of the Related Security) dated the date of this Agreement in the agreed form addressed to NRPLC and the Underwriters from PricewaterhouseCoopers;

(k) **Conditions Precedent**

The Third Issuer will use all reasonable endeavours to procure satisfaction on or before the Closing Date of the conditions referred to in Clause 9 of this Agreement;

(l) **Administration Agreement**

Funding and the Mortgages Trustee will use all reasonable endeavours to procure that NRPLC complies with its obligations under the Administration Agreement;

(m) **Charges and Security Interests**

(i) The Third Issuer will procure that each of the charges and other security interests created by or contained in the Third Issuer Deed of Charge is registered within all applicable time limits in all appropriate registers; and

(ii) Funding will procure that each of the charges and other security interests created by or contained in the Funding Deed of Charge, the Deed of Accession and the Second Deed of Accession is registered within all applicable time limits in all appropriate registers;

(n) **Ratings**

None of NRPLC, the Third Issuer, Funding or the Mortgages Trustee will take, or cause to be taken, any action and none of them will permit any action to be taken which it knows or has reason to believe would result in the Notes not being assigned an AAA rating for the Series 1 Class A1 Notes, an AAA rating for the Series 1 Class A2 Notes, an AA rating for the Series 1 Class B Notes and a BBB rating for the Series 1 Class C Notes by Fitch Ratings Ltd. ("**Fitch Ratings**"), an Aaa rating for the

Series 1 Class A1 Notes, an Aaa rating for the Series 1 Class A2 Notes, an Aa3 rating for the Series 1 Class B Notes and a Baa2 rating for the Series 1 Class C Notes by Moody's Investors Service ("**Moody's**") and an AAA rating for the Series 1 Class A2 Notes, an AAA rating for the Series 1 Class A2 Notes, an AA rating for the Series 1 Class B Notes and a BBB rating for the Series 1 Class C Notes by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("**Standard & Poor's**");

(o) **Legal Agreements**

Prior to closing on the Closing Date none of NRPLC, the Third Issuer, Funding or the Mortgages Trustee will amend the terms of the executed Legal Agreements, nor execute any of the other Legal Agreements other than in the agreed form, without the consent of the Lead Underwriters (such consent not to be unreasonably withheld or delayed);

(p) **Commission Filings**

The Third Issuer, Funding and the Mortgages Trustee will file, in a timely manner, with the Commission during any period during which a prospectus relating to the Notes is required to be delivered under the Securities Act until three months after the Closing Date (the "**Marketing Period**"), all documents (and any amendments to previously filed documents) required to be filed by them pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, provided that none of the Third Issuer, Funding or the Mortgages Trustee will file any such document or amendment unless the Third Issuer, Funding and the Mortgages Trustee have furnished the Lead Underwriters with copies for their review prior to filing and none of them will file any such proposed document or amendment until the Underwriters have been consulted and given a reasonable opportunity to comment on such document or amendment;

(q) **Copies of Filings and Commission**

Prior to filing with the Commission during the Marketing Period, if there is (i) any amendment or supplement to the Registration Statement, (ii) any amendment or supplement to any Prospectus, or (iii) any material document filed by the Third Issuer, Funding or the Mortgages Trustee with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to (A) any interim or any report submitted to the Commission on Form 6-K ("**Form 6-K**") or Form 20-F ("**Form 20-F**") under the Exchange Act and the rules and regulations thereunder or (B) any amendment of or supplement to any such document, the Third Issuer, Funding and the Mortgages Trustee, as the case may be, will furnish a copy thereof to each Underwriter, and counsel to the Underwriters;

(r) **Notice to Underwriters of Certain Events**

During the Marketing Period, the Third Issuer will advise the Underwriters immediately (i) when any post-effective amendment to the Registration Statement becomes effective, (ii) of any request or proposed request by the Commission, whether written or oral, for an amendment or supplement to the Registration Statement, to any Rule 462(b) Registration Statement, to any Prospectus or to any material document filed by the Third Issuer, Funding or the Mortgages Trustee with or submitted to the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and the rules and regulations thereunder or for any additional information and the Third Issuer, Funding and the Mortgages Trustee will afford the Underwriters a reasonable opportunity to comment on any such proposed amendment or supplement, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any part thereof or any order directed to the Prospectus or any document incorporated therein by reference or the initiation or threat of any stop order proceeding or of any challenge to the accuracy or adequacy of any document incorporated by reference in the Prospectus, (iv) of receipt by NRPLC or the Third Issuer of any notification with respect to the suspension of the qualification of the Notes for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose and (v) of any downgrading in the rating of the Notes or any debt securities of NRPLC or the Third Issuer by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Securities Act), or if any such organisation shall have informed NRPLC or the Third Issuer or made any public announcement that any such organisation has under surveillance or review its rating of any debt securities of NRPLC or the Third Issuer (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating) as soon as such announcement is made or NRPLC or the Third Issuer is so informed;

(s) **Stop Orders**

The Third Issuer will use its best efforts to prevent the issuance of any stop order or the suspension of any qualification referred to in Clause 8.1(q) above and if, during the Marketing Period, the Commission shall issue a stop order suspending the effectiveness of the Registration Statement or such qualification of the Notes for sale in any jurisdiction is suspended, the Third Issuer will make every reasonable effort to obtain the lifting of that order or suspension at the earliest possible time; and

(t) **Blue Sky Qualifications**

The Third Issuer will co-operate with the Underwriters to qualify the Dollar Notes for offering and sale under the securities laws of such jurisdictions of the United States as the Underwriters may designate, and to maintain such qualifications in effect for as long as may be required for the distribution of the Dollar Notes, and to file such statements and reports as may be required by the laws of each jurisdiction in which the Dollar Notes have been qualified as above provided that in connection therewith the Third Issuer shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action that would subject it to service of process in suits in any jurisdiction other than those arising out of the offering or sale of the Dollar Notes in such jurisdiction or to register as a dealer in securities or to become subject to taxation in any jurisdiction.

8.2 NRPLC covenants to and agrees with the Underwriters and each of them that:

(a) **Notify Change**

NRPLC will notify the Underwriters promptly of any change affecting any of its representations, warranties, covenants, agreements or indemnities in this Agreement at any time prior to payment of the net underwriting proceeds of the Notes being made to the Third Issuer on the Closing Date and will take such steps as may be reasonably requested by the Lead Underwriters to remedy and/or publicise the same. In the event that the Prospectus is amended or supplemented pursuant to Clause 8.1(c) above, then the representations and warranties contained in Clause 7(f) shall be deemed to be repeated by NRPLC as of the date of such amended Prospectus or supplement to the Prospectus, on the basis that each reference to "Prospectus" in Clause 7(f) shall be deemed to be a reference to the Prospectus as amended or supplemented as at such date;

(b) **Perform all required actions**

On or prior to the Closing Date, NRPLC will do all things reasonably within its power and required of it on such date under the terms of the Legal Agreements to which it is a party;

(c) **Ratings**

NRPLC will not take, or cause to be taken, any action and will not permit any action to be taken which it knows or has reason to believe would result in the Third Issuer not being assigned an AAA rating for the Series 1 Class A1 Notes, an AAA rating for the Series 1 Class A2 Notes, an AA rating for the Series 1 Class B Notes and a BBB rating for the Series 1 Class C Notes by Fitch Ratings, an Aaa rating for the Series 1 Class A1 Notes, an AAA rating for the Series 1 Class A2 Notes, an Aa3 rating for the Series 1 Class B Notes and a Baa2 rating for the Series 1 Class C Notes by Moody's and an AAA rating for the Series 1 Class A1 Notes, an Aaa rating for the Series 1 Class A2 Notes, an AA rating for the Series 1 Class B Notes and a BBB rating for the Series 1 Class C Notes by Standard & Poor's; and

(d) **Legal Agreements**

Prior to closing on the Closing Date NRPLC will not amend the terms of any of the already executed Legal Agreements, nor execute any of the other Legal Agreements other than in the agreed form, without the consent of the Lead Underwriters (such consent not to be unreasonably withheld or delayed).

9. CONDITIONS PRECEDENT

9.1 The obligation of the Underwriters under this Agreement to subscribe for the Dollar Notes is subject to the following conditions precedent:

(a) **The Registration Statement**

(i) If the Registration Statement has not become effective prior to the date of this Agreement, unless the Lead Underwriters agree in writing to a later time, the Registration Statement will become effective not later than (i) 6:00 pm New York City time on the date of determination of the public offering price, if such determination occurred at or prior to 3:00 pm New York City time on such date or (ii) 9:30 am New York City time on the next business day in New York following the day on which the public offering price was determined, if such determination occurred after 3:00 pm New York City time on such date;

(ii) If filing of the Prospectus, or any supplement thereto, is required pursuant to Rule 424(b), the Prospectus, and any such supplement, will be filed in the manner and within the time period required by Rule 424(b); and

(iii) No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened;

(b) **Execution of Legal Agreements and the Global Notes**

The execution and delivery by all parties thereto of the Legal Agreements and the Global Notes representing each class of the Dollar Notes on or prior to the Closing Date;

(c) **Admission to Trading**

The Dollar Notes having been admitted to the Official List maintained by UK Listing Authority and the Stock Exchange having agreed to admission of the Dollar Notes to trading on or about the Closing Date;

(d) **Legal Opinions**

On or prior to the Closing Date, there having been delivered to the Third Issuer, the Underwriters, the Note Trustee and the Security Trustee copies of opinions and disclosure letters, in form and substance satisfactory to the Lead Underwriters, the Note Trustee, the Security Trustee and the Rating Agencies, dated the Closing Date, of:

(i) Sidley Austin Brown & Wood, legal and tax advisers as to English law and as to US law to NRPLC, the Mortgages Trustee, Funding and the Third Issuer, addressed to NRPLC, the Mortgages Trustee, Funding, the Third Issuer, the Underwriters, the Note Trustee and the Security Trustee;

(ii) Mourant du Feu & Jeune, legal advisers as to Jersey law to Funding and the Mortgages Trustee, addressed to Funding, the Mortgages Trustee, the Underwriters, the Note Trustee and the Security Trustee;

(iii) Allen & Overy, legal advisers as to US law to the Underwriters, addressed to the Underwriters; and

(iv) In-house legal counsel of Credit Suisse First Boston International, addressed to the Underwriters, the Third Issuer and NRPLC;

(e) **Auditors' Letters**

(A) On the date of this Agreement, there having been addressed and delivered to the Underwriters letters, in form and substance satisfactory to the Lead Underwriters, dated the date of this Agreement, from PricewaterhouseCoopers, the independent auditors of the Third Issuer and Funding; and

(B) On the Closing Date, there having been addressed and delivered to the Third Issuer, in form and substance satisfactory to the Lead Underwriters, a pool report in respect of agreed upon procedures in connection with the Northern Rock plc mortgage files (with no material exceptions to the results stated therein) from PricewaterhouseCoopers;

(f) **Certified Constitutional Documents**

On or prior to the Closing Date, there having been delivered to the Lead Underwriters on behalf of the Underwriters a copy, certified by a duly authorised director or the company secretary of, as applicable, the Third Issuer, Funding and the Mortgages Trustee of: (i) the Memorandum and Articles of Association of each of the Third Issuer, Funding and the Mortgages Trustee; (ii) the resolution of the Board of Directors of each of the Third Issuer, Funding and the Mortgages Trustee authorising the execution of this Agreement and the other Legal Agreements and the entry into and performance of the transactions contemplated thereby; and (iii) in respect of the Third Issuer, the issue of the Notes and the entry into and performance of the transactions contemplated thereby;

(g) **Accuracy of Representations**

At the Closing Date: (i) the representations and warranties of the Third Issuer, Funding, the Mortgages Trustee and NRPLC in this Agreement being true, accurate and correct at, and as if made on, the Closing Date and the Third Issuer, Funding, the Mortgages Trustee and NRPLC having performed all of their obligations in the Legal Agreements to be performed on or before the Closing Date; and (ii) there having been delivered to the Underwriters a certificate to that effect signed by a duly authorised officer of, as applicable, the Third Issuer, Funding, the Mortgages Trustee and NRPLC, dated the Closing Date and confirming that, since the date of this Agreement, there has been no adverse change, nor any development involving a prospective adverse change, in or affecting the operations, properties, financial condition or prospects of the Third Issuer, Funding, the Mortgages Trustee or NRPLC which is material in the context of the issue of the Notes;

(h) **Circumstances for Termination**

On or prior to the Closing Date, in the opinion of the Lead Underwriters (after consultation with NRPLC, if practicable), none of the circumstances described in Clause 14.1(c) or 14.1(d) having arisen;

(i) **Ratings**

Receipt of notification from Fitch Ratings, Moody's and Standard & Poor's that the ratings for the Notes described in the Prospectus have been assigned either without conditions or subject only to the execution and delivery on or before the Closing Date of the Legal Agreements and legal opinions in all material respects in the form in which they shall then have been executed and delivered on or prior to the Closing Date, there not having been a public announcement from any of the above rating agencies that such agency has revised downwards or withdrawn or placed on review or "creditwatch" with negative implications or with implications of a possible change that does not indicate the direction of such possible change (or other similar publication of formal review by the relevant rating agency) any existing credit rating assigned to the Notes or the long term debt of NRPLC;

(j) **Other Issues**

The Reg S Notes having been or being issued and subscribed and paid for pursuant to the Subscription Agreement prior to or contemporaneously with the issue, subscription and payment for the Dollar Notes hereunder;

(k) **Material Adverse Event**

There not having been between the date of this Agreement and the Closing Date any change or any development or event reasonably likely to involve a prospective change which would, in the judgment of the Lead Underwriters, be materially adverse to the financial or trading condition of the Third Issuer, Funding, the Mortgages Trustee or NRPLC from that set forth in the Prospectus, or rendering untrue and incorrect any of the representations and warranties contained in Clauses 5, 6 and 7 as though the said representations and warranties had been given on the Closing Date with reference to the facts and circumstances prevailing at that date nor the failure of the Third Issuer, Funding, the Mortgages Trustee or NRPLC to perform each and every covenant to be performed by it pursuant to the Legal Agreements, the Mortgage Loans and the Related Security on or prior to the Closing Date;

(l) **Solvency Certificates**

(i) The Third Issuer having furnished or caused to be furnished to the Underwriters and the Note Trustee at the Closing Date a solvency certificate, dated the Closing Date, of a duly authorised director of the Third Issuer in the agreed form;

(ii) Funding having furnished or caused to be furnished to the Third Issuer, NRPLC and the Security Trustee a solvency certificate, dated the Closing Date, of a duly authorised director of Funding in the agreed form;

(iii) The Mortgages Trustee having furnished or caused to be furnished to the Underwriters, the Third Issuer, the Security Trustee and NRPLC a solvency certificate, dated the Closing Date, of a duly authorised director of the Mortgages Trustee in the agreed form; and

(iv) NRPLC having furnished or caused to be furnished to the Underwriters, the Third Issuer, the Security Trustee, Funding and the Mortgages Trustee a solvency certificate, dated the Closing Date, of a duly authorised officer or director of NRPLC in the agreed form;

(m) **Policy Statement 104 Application**

On or prior to the Closing Date, all reasonable efforts having been taken by the Third Issuer to procure that the Policy Statement 104 Application of the Third Issuer has been approved by the relevant New York state authority; and

(n) **Mortgage Sale Agreement**

All of the steps required by Clause 4 of the Mortgage Sale Agreement for the purposes of the purchase of a New Mortgage Portfolio by the Mortgages Trustee from NRPLC on the Closing Date and related rights to be acquired from NRPLC pursuant thereto having been taken.

9.2 Prior to the Closing Date, there shall be furnished to the Lead Underwriters such further information, certificates and documents as the Lead Underwriters may reasonably request.

9.3 If any of the conditions specified in this Clause 9 have not been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in all material respects in form and substance to the Lead Underwriters, this Agreement and all obligations of the Underwriters hereunder may be cancelled at, or at any time prior to, the Closing Date by the Lead Underwriters. Notice of such cancellation shall be given to the Third Issuer in writing or by telephone or facsimile confirmed in writing.

9.4 The Lead Underwriters, on behalf of the Underwriters, may, in their discretion, waive compliance with the whole or any part of this Clause 9.

10.. CLOSING

10.1 Issue of Dollar Notes

(a) Not later than 4:00 p.m. (London time) on the Closing Date, the Third Issuer will cause the Global Note Certificate for each of the Series 1 Class A1 Notes, Series 1 Class A2 Notes, Series 1 Class B Notes and the Series 1 Class C Notes to be registered in the name of Cede & Co. as nominee for DTC for credit on the Closing Date to the account of the Lead Underwriters with DTC or to such other account with DTC as the Lead Underwriters may direct; and

(b) Deliver the Global Note Certificate for each of the Series 1 Class A1 Notes, Series 1 Class A2 Notes, Series 1 Class B Notes and the Series 1 Class C Notes, duly executed on behalf of the Third Issuer and authenticated in accordance with the Paying Agent and Agent Bank Agreement, to Citibank N.A., as custodian for DTC.

10.2 Payment

Against delivery of the Dollar Notes (i) the Underwriters will pay to the Lead Underwriters the net underwriting proceeds for the Dollar Notes (being the Issue Price less the selling commissions and management and underwriting commissions payable to the Underwriters pursuant to Clause 11 hereof) and (ii) the Lead Underwriters will pay to the Third Issuer the gross underwriting proceeds for the Dollar Notes. Such payment shall be made by the Lead Underwriters in Dollars in immediately available funds to the account of the Third Issuer, account number 10408158, and shall be evidenced by a confirmation from the Lead Underwriters that they have so made that payment to the Third Issuer.

10.3 Net Underwriting Proceeds

The Third Issuer undertakes that on the Closing Date it will apply the underwriting proceeds for the Notes (net of the relevant underwriting and selling commissions and the management and underwriting fees) forthwith in making a loan to Funding pursuant to the terms of the Intercompany Loan Agreement. Funding undertakes that it will apply the proceeds of the Intercompany Loan to make payment to the Mortgages Trustee or at the Mortgages Trustee's direction of the purchase price of a portion of Funding's beneficial share of the Portfolio and related rights pursuant to the Mortgage Sale Agreement and to fund the Third Issuer Reserve Fund.

11. COMMISSIONS

11.1 In consideration of the obligations undertaken herein by the Underwriters, the Third Issuer agrees to pay to the Underwriters a selling commission (the "**Selling Commission**") of 0.060 per cent. of the aggregate principal amount of the Series 1 Class A1 Notes, 0.090 per cent. of the aggregate principal amount of the Series 1 Class A2 Notes, 0.135 per cent. of the aggregate principal amount of the Series 1 Class B Notes, and 0.240 per cent. of the aggregate principal amount of the Series 1 Class C Notes, respectively, and a combined management and underwriting commission (the "**Management and Underwriting Commission**") of 0.040 per cent. of the aggregate principal amount of the Series 1 Class A1 Notes, 0.060 per cent. of the aggregate principal amount of the Series 1 Class A2 Notes, 0.090 per cent. of the aggregate principal amount of the Series 1 Class B Notes and 0.160 per cent. of the aggregate principal amount of the Series 1 Class C Notes respectively.

11.2 The Third Issuer undertakes and covenants that on the Closing Date it will pay to the Lead Underwriters the aggregate Selling Commission and aggregate Management and Underwriting Commission calculated in accordance with Clause 11.1 (and hereby authorises the Lead Managers to deduct such amounts from the gross subscriptiom moneys for the Dollar Notes on the Third Issuer's behalf).

12. EXPENSES

12.1 General Expenses

The Third Issuer covenants to pay or cause to be paid the following (together with (i) in respect of taxable supplies made to the Third Issuer, any amount in respect of value added tax or similar tax payable in respect thereof against production of a valid tax invoice and (ii) in respect of taxable supplies made to a person other than the Third Issuer, any amount in respect of Irrecoverable VAT (for the purposes of this Agreement "**Irrevocable VAT**" means any amount in respect of VAT incurred by a party to the Transaction Documents (for the purposes of this definition, a "**Relevant Party**") as part of a payment in respect of which it is entitled to be indemnified under the relevant Transaction Documents to the extent that the Relevant Party does not or will not receive and retain a credit or repayment of such VAT as input tax (as that expression is defined in section 24(1) of the Value Added Tax Act 1994) for the prescribed accounting period (as that expression is used in section 25(1) of the Value Added Tax Act 1994) to which such input tax relates) or similar tax payable in respect thereof against production of a valid tax invoice): (a) the fees, disbursements and expenses of the Third Issuer's legal advisers and accountants and all other expenses of the Third Issuer in connection with the issue (including without limitation any filing fees payable to the Commission in connection with the registration of the Dollar Notes under the Securities Act and any fees payable in connection with the qualification of the Dollar Notes for offering and sale pursuant to any NASD regulatory provisions or under any applicable United States state securities, Blue Sky or similar laws) and listing of the Dollar Notes (including without limitation, any advertisements required in connection therewith); the preparation and delivery of each class of the Notes in global form and (if required) definitive form; the costs of the initial delivery and distribution of the Notes (including, without limitation, transportation, packaging and insurance) and the initial fees and expenses of The Depository Trust Company in relation to the Notes (excluding any such fees and expenses arising as a result of any transfer of the Notes); the preparation and printing of the Prospectus (in proof, preliminary and final form) and any amendments and supplements thereto and the mailing and delivery of copies of this Agreement to the Underwriters; (b) the cost of printing or reproducing the Legal Agreements and any other documents prepared in connection with the offering, issue and initial delivery of the Notes; (c) the fees and expenses of the Note Trustee and the Security Trustee (including fees and expenses of legal advisers to the Note Trustee and the Security Trustee), the US Paying Agent and the Agent Bank in each case reasonably incurred in connection with the preparation and execution of the Legal Agreements and any other relevant documents and the issue of the Notes and compliance with the Conditions of the Notes; (d) the fees and expenses incurred or payable in connection with obtaining a rating for the Notes from Fitch Ratings, Moody's and Standard & Poor's and annual fees in connection with such rating or any other rating from such institution for the Notes; (e) the fees and expenses payable in connection with obtaining and maintaining the admission to trading of the Notes on the Stock Exchange; (f) reasonable out-of-pocket expenses (excluding legal expenses) incurred by the Lead Underwriters on behalf of the Underwriters in connection with the transactions contemplated hereby; (g) any reasonable roadshow expenses incurred by the Lead Underwriters on behalf of the Underwriters; and (h) any reasonable amount in respect of the fees and disbursements of the Underwriters' legal advisers in relation thereto.

12.2 Reimbursement

The Third Issuer will reimburse the Underwriters for all amounts in connection with the issue of the Notes which it has agreed to pay pursuant to Clause 12.1.

12.3 For the avoidance of doubt, references to costs and expenses in this Agreement shall be deemed to include, in addition, references to any irrecoverable UK value added tax payable in respect of such costs and expenses.

13. INDEMNIFICATION

13.1 Third Issuer, Funding, Mortgages Trustee and NRPLC Indemnity

Each of the Third Issuer, Funding, the Mortgages Trustee and NRPLC jointly and severally agrees to indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person who controls any Underwriter (each an "**Indemnified Person**") within the meaning of either the Securities Act or the Exchange Act against any and all losses, claims, damages or liabilities, joint or several, to which they or any of them may become subject, including without limitation any such losses, claims, damages or liabilities arising under the Securities Act, the Exchange Act or other Federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Dollar Notes as originally filed or in any amendment thereof, or in any Registration Statement, any preliminary prospectus or the Prospectus, or in any amendment thereof or supplement thereto, or in any data, table, computer record, electronic record, e-mail or printed information provided by or on behalf of NRPLC to the Underwriters for inclusion (and to the extent included) in the Registration Statement, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other reasonable expenses incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Third Issuer, Funding, the Mortgages Trustee and NRPLC will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission or any representation, warranty or covenant made by NRPLC, the Third Issuer, Funding or the Mortgages Trustee in this Agreement, or made in the Registration Statement any preliminary prospectus or the Prospectus in reliance upon and in conformity with written information furnished to the Third Issuer, Funding, the Mortgages Trustee and NRPLC by or on behalf of any Underwriter through the Lead Underwriters specifically for inclusion therein and provided further, that as to any preliminary prospectus or the Prospectus, this indemnity agreement shall not inure to the benefit of any Underwriter (or any person controlling such Underwriter) on account of any loss, claim, damage, liability or action arising from the sale of Notes to any person by that Underwriter if that Underwriter failed to send or give a copy of the Prospectus, as the same may be amended or supplemented (for the purposes of this Clause 13, the "**Final Prospectus**"), to that person within the time required by the Securities Act where required by law to do so, and the untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact in such preliminary prospectus or Prospectus was corrected in the Final Prospectus, unless such failure resulted from non-compliance by the Third Issuer, Funding, the Mortgages Trustee or NRPLC with Clause 8.1(b) hereof. For purposes of the final proviso to the immediately preceding sentence, the term Final Prospectus shall not be deemed to include the documents incorporated therein by reference, and no Underwriter shall be obligated to send or give any supplement or amendment to any document incorporated by reference in the Prospectus or in any Final Prospectus to any person other than a person to whom such Underwriter has delivered such incorporated documents in response to a written or oral request therefor. The Third Issuer, Funding, the Mortgages Trustee and NRPLC further agree to reimburse each Underwriter and each such controlling person for any legal and other expenses reasonably incurred by such Underwriter or controlling person in investigating or defending or preparing to defend against any such loss, claim, damage, liability or action, as such expenses are incurred. The foregoing indemnity agreement is in addition to any liability which the Third Issuer, Funding, the Mortgages Trustee and NRPLC may otherwise have to any Underwriter or any controlling person of any Underwriter.

No Underwriter or controlling person of any Underwriter shall have any duty or obligation, whether as fiduciary for any Indemnified Person or otherwise, to recover any such payment or to account to any other person for any amounts paid to it under this Clause 13.1.

The foregoing shall be subject to the following:

(a) Any right which at any time either Funding or the Mortgages Trustee has under the existing or future laws of Jersey whether by virtue of the *droit de discussion* or otherwise to require that recourse be had to the assets of any other person before any claim is enforced against such person in respect of the obligations hereby assumed by such person is hereby abandoned and waived.

(b) Each of Funding and the Mortgages Trustee undertakes that if at any time any person indemnified sues such either of Funding or the Mortgages Trustee in respect of any such obligations and the person in respect of whose obligations the indemnity is given is not sued also, Funding or the Mortgages Trustee as the case may be shall not claim that such person be made a party to the proceedings and each agrees to be bound by this indemnity whether or not it is made a party to legal proceedings for the recovery of the amount due or owing to the person indemnified, as aforesaid, by the person in respect of whose obligations the indemnity is given and whether the formalities required by any law of Jersey whether existing or future in regard to the rights or obligations of sureties shall or shall not have been observed.

(c) Any right which either Funding or the Mortgages Trustee may have under the existing or future laws of Jersey whether by virtue of the *droit de division* or otherwise to require that any liability under this indemnity be divided or apportioned with any other person or reduced in any manner whatsoever is hereby abandoned and waived.

13.2 Underwriters' Indemnity

Each Underwriter, severally and not jointly, agrees to indemnify and hold harmless the Third Issuer, Funding, the Mortgages Trustee and NRPLC, each of their directors and each of their officers who signs the Registration Statement, their employees and each person who controls the Third Issuer or NRPLC within the meaning of either the Securities Act or the Exchange Act, to the same extent as the foregoing indemnity from the Third Issuer to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Third Issuer, Funding, the Mortgages Trustee or NRPLC by or on behalf of such Underwriter through the Lead Underwriters specifically for inclusion in the documents referred to in the foregoing indemnity. This indemnity agreement will be in addition to any liability which any Underwriter may otherwise have. The Third Issuer, Funding, the Mortgages Trustee and NRPLC acknowledge that the statements set forth under the heading "Underwriting" that specify, (i) the list of Underwriters and their respective participation in the sale of the Dollar Notes, (ii) the sentences related to concessions and reallowances and (iii) the paragraph related to short sales, stabilisation, short covering transactions and penalty bids in any preliminary prospectus and the Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any preliminary prospectus or the Prospectus.

13.3 Proceedings

Promptly after receipt by an indemnified party under this Clause 13 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Clause 13, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under Clause 13.1 or 13.2 above unless and to the extent it did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defences and (ii) will not, in any event relieve the indemnifying party from any obligation to any indemnified party other than the indemnification obligation provided in Clause 13.1 or 13.2 above. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defence thereof with counsel satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defence of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Clause 13 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defence thereof other than reasonable costs of investigation; provided that each Underwriter, the Underwriters as a group, or the Third Issuer, Funding, the Mortgages Trustee and NRPLC, as the case may be, shall have the right to employ separate counsel to represent such Underwriter and its controlling persons, the Underwriters and their respective controlling persons or the Third Issuer, Funding, the Mortgages Trustee and NRPLC and their respective controlling persons, as the case may be, who may be subject to liability arising out of any claim in respect of which indemnity may be sought by such indemnified parties under this Clause 13 if in the reasonable judgement of any Underwriter, the Underwriters acting together, or any of the Third Issuer, Funding, the Mortgages Trustee and NRPLC, as the case may be, it is advisable for such indemnified parties to be represented by separate counsel, and in that event the fees and expenses of such separate counsel (and local counsel) shall be paid by the indemnifying party. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defence of such action and approval by the indemnified party of counsel selected by the indemnifying party, the indemnifying party will not be liable to such indemnified party under this Clause 13 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defence thereof unless (i) the indemnified party shall have employed separate counsel in connection with the assertion of legal defences in accordance with the proviso to the preceding sentence (it being understood, however that the indemnifying party shall not be liable for the expenses of more than one such separate counsel (and local counsel) representing the indemnified parties under Clause 13.1 or 13.2 hereof), (ii) the indemnifying party has authorised (acting reasonably) the employment of more than one such separate counsel (and local counsel) representing the employed counsel satisfactory to the indemnified party to represent the indemnified party, or (iii) the indemnifying party has authorised the employment of counsel for the indemnified party at the expense of the indemnifying party; and except that, if clause (i) or (iii) is applicable, such liability shall be only in respect of the counsel referred to in such clause (i) or (iii). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgement for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Clause 13, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of such request and (ii) such indemnifying party shall not have either reimbursed the indemnified party in accordance with such request or objected to such request in writing prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and in respect of which indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

13.4 Contribution

In the event that the indemnity provided in Clause 13.1 or 13.2 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Third Issuer, NRPLC, Funding, the Mortgages Trustee and the Underwriters severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending same) (collectively "**Losses**") to which the Third Issuer, NRPLC, Funding, the Mortgages Trustee and one or more of the Underwriters may be subject in such proportion as is appropriate to reflect the relative benefits received by the Third Issuer, NRPLC, Funding, the Mortgages Trustee and the Underwriters from the offering of the Dollar Notes. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Third Issuer, NRPLC, Funding, the Mortgages Trustee and the Underwriters severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Third Issuer, NRPLC, Funding, the Mortgages Trustee and the Underwriters in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Third Issuer, Funding, the Mortgages Trustee and NRPLC shall be deemed to be equal to the Issue Price (before deducting expenses), and benefits received by the Underwriters shall be deemed to be equal to the total Selling Commissions and the Management and Underwriting Commission, in each case as set forth in Clause 11.1. Relative fault shall be determined by reference to among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Third Issuer, Funding, the Mortgages Trustee or NRPLC on the one hand or the Underwriters on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Third Issuer, NRPLC, Funding, the Mortgages Trustee and the Underwriters agree that it would not be just and equitable if contribution were determined by *pro rata* allocation or any other method of allocation which does not take account of the equitable consideration referred to above.

Notwithstanding the provisions of this Clause 13.4, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Clause 13, each person who controls an Underwriter within the meaning of either the Securities Act or the Exchange Act and each director, officer, employee and agent of an Underwriter shall have the same rights to contribution as such Underwriter, and each person who controls the Third Issuer, Funding, the Mortgages Trustee or NRPLC within the meaning of either the Securities Act or the Exchange Act, each officer of the Third Issuer who shall have signed the Registration Statement, each employee and each director of the Third Issuer, Funding, the Mortgages Trustee or NRPLC shall have the same rights to contribution as the Third Issuer, Funding, the Mortgages Trustee or NRPLC, as the case may be, subject in each case to the applicable terms and conditions of this Clause 13.4. Notwithstanding the foregoing, in no case shall the Underwriter (except as may be provided in any agreement among Underwriters relating to the offering of the Notes) be responsible for any amount in excess of the Selling Commission or Management and Underwriting Commission applicable to the Notes purchased by such Underwriter hereunder.

14. TERMINATION

14.1 *Lead Underwriters' Ability to Terminate*

Notwithstanding any other provision of this Agreement, the Lead Underwriters on behalf of the Underwriters may, by notice to the Third Issuer given at any time prior to payment of the net underwriting proceeds for the Dollar Notes to the Third Issuer, terminate this Agreement in any of the following circumstances:

(a) if there shall have come to the notice of the Underwriters any breach of, or any event rendering untrue or incorrect in any material respect, any of the warranties and representations contained in Clause 5 or 6 or 7 (or any deemed repetition thereof) or failure to perform any of the Third Issuer's or NRPLC's covenants or agreements in this Agreement in any material respect; or

(b) if any condition specified in Clause 9 has not been satisfied or waived by the Lead Underwriters on behalf of the Underwriters; or

(c) if in the opinion of the Lead Underwriters, circumstances shall be such as: (i) to prevent or to a material extent restrict payment for the Dollar Notes in the manner contemplated in this Agreement or (ii) to a material extent prevent or restrict settlement of transactions in the Dollar Notes in the market or otherwise; or

   (i) if in the opinion of the Lead Underwriters, there shall have been (i) any change in national or international political, legal, tax or regulatory conditions or (ii) any calamity or emergency, which has in its view caused a substantial deterioration in the price and/or value of the Dollar Notes;

   (ii) upon termination of the Subscription Agreement; or

   (iii) if (i) trading in securities generally on the New York Stock Exchange, the American Stock Exchange, the London Stock Exchange or the over-the-counter market shall have been suspended or minimum prices shall have been established on such exchanges or such market; (ii) a banking moratorium shall have been declared by US federal or New York State or UK regulatory authorities; (iii) there shall have occurred any change or any development involving a prospective change, in or affecting particularly the business or properties of the Third Issuer, Funding, the Mortgages Trustee or NRPLC, which, in the judgement of the Lead Underwriters materially impairs the investment quality of the Dollar Notes or makes it impracticable or inadvisable to market the Dollar Notes or (iv) if in the judgement of the Lead Underwriters, it otherwise becomes impracticable or inadvisable to proceed with the offering of the Dollar Notes.

14.2 Consequences of Termination

Upon such notice being given this Agreement shall terminate and be of no further effect and no party hereto shall be under any liability to any other in respect of this Agreement except that (i) the Third Issuer shall remain liable under Clause 12 for the payment of the costs and expenses already incurred or incurred in consequence of such termination, (ii) the indemnity agreement and contribution provisions set forth in Clause 13, (iii) the obligations of the Third Issuer and NRPLC, and (iv) the representations and warranties of the Underwriters made in Clause 3.2(b) of this Agreement, which would have continued in accordance with Clause 15 had the arrangements for the underwriting and issue of the Dollar Notes been completed, shall so continue.

15. SURVIVAL OF REPRESENTATIONS AND OBLIGATIONS

15.1 The representations, warranties, agreements, undertakings and indemnities in this Agreement will continue in full force and effect notwithstanding completion of the arrangements for the subscription and issue of the Dollar Notes or any investigation made by or on behalf of any Underwriter or any controlling person or any of its representatives, directors, officers, agents or employees or any of them.

15.2 Save for their respective responsibilities to comply with the relevant representations set forth herein, neither the Third Issuer, Funding, the Mortgages Trustee nor NRPLC shall have any responsibility in respect of the legality of the Underwriters or other persons offering and selling the Dollar Notes in any jurisdiction or in respect of the Dollar Notes qualifying for sale in any jurisdiction.

16. NOTICES

16.1 All communications pursuant to this Agreement will be in writing and will be delivered at or sent by facsimile transmission to the following addresses:

(i) if to the Third Issuer,

Fifth Floor

100 Wood Street

London EC2V 7EX

Attention: The Company Secretary

Facsimile: +44 (0) 207 606 0643

With a copy to:

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Attention: Securitisation, Risk Operations

Facsimile: +44 (0) 191 279 4929

(ii) if to NRPLC,

Northern Rock House

Gosforth

Newcastle upon Tyne

NE3 4PL

Attention: Securitisation, Risk Operations

Facsimile: +44 (0) 191 279 4929

(iii) if to the Underwriters,

c/o Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

Attention: Head of Mortgage Securitization Group

Facsimile: +1 646 758 2285

With a copy to:

Lehman Brothers International (Europe)

One Broadgate

London EC2M 7HA

Attention: Head of Structured Finance Group

Facsimile: +44 (0) 207 260 2641

(iv) if to Funding,

35 New Bridge Street, 4th Floor

Blackfriars, London EC4V 6BW

Attention: The Company Secretary

Facsimile: +44 (0) 207 332 6199

(v) if to the Mortgages Trustee,

22 Grenville Street

St. Helier, Jersey JE4 8PX

Attention: The Company Secretary

Facsimile: +44 (0) 1534 609 333

16.2 Any communication so sent by letter shall take effect at the time of actual delivery to the addressee, and any communication so sent by facsimile transmission shall take effect upon acknowledgement of receipt by the recipient. Any communication to be delivered to any party under this Agreement which is to be sent by facsimile transmission will be written legal evidence.

16.3 The Mortgages Trustee agrees that the process by which any proceedings in England are begun may be secured on it by being delivered to Granite Finance Trustees Limited c/o Mourant & Co. Capital (SPV) Limited, 4th Floor, 35 New Bridge Street, London EC4V 6BW, attn: The Company Secretary. If such person is not or ceases to be effectively appointed to accept service of process on the Mortgages Trustee's behalf the Mortgages Trustee shall, on the written demand of the Lead Underwriters, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Lead Underwriters shall be entitled to appoint such a person by written notice to the Mortgages Trustee. Nothing in this sub-clause shall affect the right of the Lead Underwriters to serve process in any other manner permitted by law.

16.4 Funding agrees that the process by which any proceedings in England are begun may be secured on it by being delivered to Granite Finance Funding Limited c/o Mourant & Co. Capital (SPV) Limited, 35 New Bridge Street, 4th Floor, Blackfriars, London EC4V 6BW, attn: The Company Secretary. If such person is not or ceases to be effectively appointed to accept service of process on Funding's behalf Funding shall, on the written demand of the Lead Underwriters, appoint a further person in England to accept service of process on its behalf and, failing such appointment within 15 days, the Lead Underwriters shall be entitled to appoint such a person by written notice to Funding. Nothing in this sub-clause shall affect the right of the Lead Underwriters to serve process in any other manner permitted by law.

17. TIME

Time shall be of the essence of this Agreement.

18. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Except as set out in Clause 13, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement, but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

19. NON PETITION AND LIMITED RECOURSE

Each of the Underwriters agrees with the Third Issuer, Funding and the Mortgages Trustee, that it shall not, until the expiry of one year and one day after the payment of all sums outstanding and owing under the Notes (in respect of the Third Issuer) and until the expiry of one year and one day after the payment of all sums outstanding and owing under any intercompany loan made to Funding by the Third Issuer or any other company (in respect of the Mortgages Trustee and Funding) take any corporate action or other steps or legal proceedings for the winding-up, dissolution, arrangement, reconstruction or re-organisation or for the appointment of a liquidator, receiver, manager, administrator, administrative receiver or similar officer of the Third Issuer, the Mortgages Trustee or Funding or any, or all of, their respective assets or revenues.

To the extent permitted by law, no recourse under any obligation, covenant or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of the Third Issuer, Funding or the Mortgages Trustee, by the enforcement of any assessment or by any legal proceedings, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each of the Third Issuer, Funding and the Mortgages Trustee expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of the Third Issuer, Funding or the Mortgages Trustee contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

20. GOVERNING LAW AND JURISDICTION

20.1 Governing Law

This Agreement shall be governed by, and shall be construed in accordance with, the laws of England.

20.2 Jurisdiction

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement ("**Proceedings**") may be brought in such courts. The Mortgages Trustee, Funding, the Third Issuer and NRPLC irrevocably submit to the jurisdiction of such courts and waive any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. These submissions are made for the benefit of each of the Underwriters and shall not limit the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

21. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

IN WITNESS WHEREOF this Agreement has been entered on the date stated at the beginning.

GRANITE MORTGAGES 02-1 PLC

By:

NORTHERN ROCK PLC

By:

GRANITE FINANCE FUNDING LIMITED

By:

GRANITE FINANCE TRUSTEES LIMITED

By:

LEHMAN BROTHERS INC.

By:

MERRILL LYNCH, PIERCE, FENNER & SMITH INC.

By:

J.P. MORGAN SECURITIES INC.

SALOMON SMITH BARNEY INC.

UBS WARBURG LLC

By:

SCHEDULE

o

Underwriters	Principal Amount of Series 1 Class A1 Notes	of Series 1 Class A2 Notes	of Series 1 Class B Notes	of Series 1 Class C notes
Lehman Brothers Inc.	$299,285,000	$541,620,000	$34,850,000	$48,250,000
Merrill Lynch, Pierce, Fenner & Smith Inc.	$299,285,000	$541,620,000	$34,850,000	$48,250,000
UBS Warburg LLC	$35,210,000	$63,720,000	0	0
Salomon Smith Barney Inc.	$35,210,000	$63,720,000	0	0
J.P. Morgan Securities Inc.	$35,210,000	$63,720,000	0	0
Total	$704,200,000	$1,274,400,000	$69,700.000	$96,500,000

EXHIBIT 4.1.1

Amended and Restated
Intercompany Loan Terms and Conditions

Dated 20 March 2002

GRANITE FINANCE FUNDING LIMITED

THE BANK OF NEW YORK
as Security Trustee

-and -

CITIBANK, N.A.
as Agent Bank

SECOND AMENDED INTERCOMPANY LOAN TERMS AND CONDITIONS

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF:528005V4

CONTENTS

Clause **Page No.**

THIS SECOND AMENDED INTERCOMPANY LOAN TERMS AND CONDITIONS DATED 20 MARCH 2002 FURTHER AMENDS AND RESTATES THE INTERCOMPANY LOAN TERMS AND CONDITIONS DATED 26 MARCH 2001

WHEREAS:

(A) On 26 March 2001 Granite Mortgages 01-1 plc (the "**First Issuer**") shall make a loan to Granite Finance Funding Limited ("**Funding**") on the terms set out in these terms and conditions (the "**Intercompany Loan Terms and Conditions**") and the separate intercompany loan confirmation dated 26 March 2001 (the "**First Issuer Intercompany Loan Confirmation**" and, together with the Intercompany Loan Terms and Conditions, the "**First Issuer Intercompany Loan Agreement**").

(B) From time to time Funding may enter into new intercompany loan agreements with New Issuers which shall be made on the terms set out in these Intercompany Loan Terms and Conditions (as the same may be amended from time to time in the manner set out herein) and the relevant new intercompany loan confirmation (each a "**New Intercompany Loan Confirmation**" and, together with these Intercompany Loan Terms and Conditions, a "**New Intercompany Loan Agreement**").

(C) References in these Intercompany Loan Terms and Conditions to an "**Issuer**" shall refer to the First Issuer and any New Issuer from time to time. References in these Intercompany Loan Terms and Conditions to an "**Intercompany Loan Agreement**" shall refer to the First Issuer Intercompany Loan Agreement and any New Intercompany Loan Agreement entered into from time to time. References in these Intercompany Loan Terms and Conditions to an "**Intercompany Loan Confirmation**" shall refer to the First Issuer Intercompany Loan Confirmation and any New Intercompany Loan Confirmation entered into from time to time.

1. Interpretation

1.1. The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the parties hereto (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to these Intercompany Loan Terms and Conditions. References in these Intercompany Loan Terms and Conditions to the Intercompany Loan Agreement shall include references to these Intercompany Loan Terms and Conditions as incorporated into the Intercompany Loan Agreement by way of reference and shall be construed accordingly.

2. The Intercompany Loans

2.1 ***Conditions precedent:*** Save as an Issuer and the Security Trustee may otherwise agree, a related Intercompany Loan will not be available for utilisation unless:

(a) Funding and such Issuer have signed an Intercompany Loan Confirmation (generally in the form set out in Schedule 3 (*Form of Intercompany Loan Confirmation*) to these Intercompany Loan Terms and Conditions);

(b) the Issuer has confirmed to Funding (with a copy of such confirmation to the Security Trustee) that it or its advisers have received all of the information and documents listed in Schedule 1 to the Intercompany Loan Confirmation in form and substance satisfactory to the Issuer and such Issuer's advisers;

(c) the conditions set out in Clause 5.1 (*Drawdown conditions relating to an Intercompany Loan*) have been satisfied; and

(d) Funding has established in respect of any Issuer an Issuer Reserve Fund, Issuer Liquidity Reserve Fund or any other reserve fund or liquidity facility (and has established or procured the establishment of appropriate ledgers therefor), to the extent required by the Rating Agencies in connection with the drawing of an Intercompany Loan by Funding from an Issuer and the issuance of Notes by such Issuer.

2.2 ***New Intercompany Loan Agreements:*** Funding may at any time, by written notice to the Security Trustee and the Rating Agencies, enter into a New Intercompany Loan Agreement with a New Issuer and borrow additional money thereunder (each a '**New Intercompany Loan**"). Each New Intercompany Loan will be financed by the issue of New Notes by the New Issuer, and will only be permitted if the following conditions precedent are satisfied on the Drawdown Date:

(a) the New Issuer has satisfied the conditions precedent set forth in Clause 2.1 (*Conditions precedent*) hereof;

(b) the proceeds of the New Intercompany Loan are used by Funding in accordance with Clause 3.1 (*Purpose and Application of the Intercompany Loan*) hereof;

(c) each of the Rating Agencies confirms in writing to the Security Trustee that there will not, as a result of the New Issuer issuing any New Notes, be any adverse effect on (i) the then current ratings by the Rating Agencies of the existing Notes of any Issuer, the proceeds of which have been advanced to Funding pursuant to, *inter alia*, these Intercompany Loan Terms and Conditions;

(d) no Intercompany Loan Event of Default under any Intercompany Loan Agreement is continuing or unwaived at the relevant drawdown date;

(e) there is no debit balance on any Principal Deficiency Ledger as at the relevant date specified above;

(f) Funding entering into, as required by the Rating Agencies or otherwise, any additional agreements (including any new bank account agreement and any new guaranteed investment contract agreement, if required, in relation to any New Issuer) as a result of entering into the New Intercompany Loan; and

(g) any other relevant conditions precedent specified in the Intercompany Loan Confirmation.

3. Purpose

3.1 ***Purpose and application of an Intercompany Loan:*** An Intercompany Loan shall be used by Funding either:

(a) to pay to the Mortgages Trustee Funding's Initial Contribution for the Funding Share in respect of any New Trust Property (which shall increase the Funding Share of the Trust Property); and/or

(b) to fund a Further Contribution to the Mortgages Trustee in order to increase the Funding Share of the existing Trust Property; and/or

(c) to refinance the existing debt of Funding, including any existing Intercompany Loan; and/or

(d) to fund or partly fund the Issuer Reserve Fund of the relevant Issuer.

3.2 ***Application of amounts:*** Without prejudice to the obligations of Funding under this Clause 3, neither the Security Trustee nor any of the Funding Secured Creditors shall be obliged to concern themselves as to the application of amounts raised by Funding under an Intercompany Loan Agreement.

4. Limited Recourse

4.1 ***Recourse limited to available funds:*** Notwithstanding the terms of any other provision in any Intercompany Loan Agreement, each of the Issuer and the Security Trustee agree that the liability of Funding in respect of its obligations to repay principal and pay interest or any other amounts due under the relevant Intercompany Loan Agreement or for any breach of any other representation, warranty, covenant or undertaking of Funding under the relevant Intercompany Loan Agreement shall be limited to:

(a) in respect of amounts payable prior to the enforcement of the Funding Security:

(i) the amount of Funding Available Revenue Receipts in respect of interest, fees or other amounts (but excluding principal) payable by Funding to the relevant Issuer, but only to the extent of an amount of Funding Available Revenue Receipts remaining after paying amounts of a higher order of priority and providing for amounts payable *pari passu* therewith in accordance with, and subject to, the relevant Funding Pre-Enforcement Revenue Priority of Payments; and

(ii) the amount of Funding Available Principal Receipts in respect of principal payable by Funding to the relevant Issuer, but only to the extent of the amount of Funding Available Principal Receipts payable by Funding to such Issuer as determined by, and subject to, the rules set forth in the relevant Funding Pre-Enforcement Principal Priority of Payments; and

(b) in respect of amounts payable following enforcement of the Funding Security, amounts received or recovered by Funding, the Security Trustee or a Receiver appointed on behalf of the Security Trustee, but only to the extent of such amount thereof as remains after paying amounts of a higher order of priority and providing for amounts payable *pari passu* therewith in accordance with, and subject to, the Funding Post-Enforcement Priority of Payments,

provided that the application of such amounts set forth in sub-clauses (a) and (b) above to the discharge of Funding's obligations under an Intercompany Loan Agreement shall be subject to the terms of the Funding Deed of Charge.

4.2 ***Shortfall on Final Repayment Date:*** On the Final Repayment Date of an Intercompany Loan, the amount of interest and principal due and payable on such Intercompany Loan shall be an amount equal to the sum available to pay all outstanding interest and/or principal amounts due (including interest and principal amounts deferred and unpaid) on such Intercompany Loan after paying amounts of a higher order of priority in accordance with the relevant Funding Priority of Payments. To the extent that on the Final Repayment Date of an Intercompany Loan there is a shortfall between the amount available to Funding to pay such interest and principal on such Intercompany Loan and the amount of interest and principal due and payable on such Intercompany Loan, the Issuer agrees that Funding shall not be obliged to pay that shortfall to such Issuer and that any claim that such Issuer may otherwise have against Funding in respect of that shortfall will be extinguished.

5. Utilisation of the Intercompany Loans

5.1 ***Drawdown conditions relating to an Intercompany Loan:*** Save as otherwise provided in the relevant Intercompany Loan Agreement, an Intercompany Loan will be made available by an Issuer to Funding on the relevant Closing Date if:

(a) the Notes have been issued by such Issuer and the subscription proceeds have been received by or on behalf of such Issuer;

(b) not later than 17.00 (London time) on such Closing Date (or such later time as may be agreed by Funding, such Issuer and the Security Trustee), such Issuer has received from Funding a Drawdown Notice requesting a drawing under an Intercompany Loan Agreement (with copy of such Drawdown Notice to the Security Trustee), receipt of which shall (subject to the terms of such Intercompany Loan Agreement and to the issue of the Notes by such Issuer) oblige Funding to borrow the whole of the amount requested in the Drawdown Notice on the date stated in the Drawdown Notice (which shall be the

Closing Date) upon the terms and subject to the conditions contained in such Intercompany Loan Agreement;

(c) Funding has confirmed in the relevant Drawdown Notice that:

(i) no Intercompany Loan Event of Default has occurred and is continuing unremedied (if capable of remedy) or unwaived or would result from the making of such Intercompany Loan;

(ii) the representations set out in Clause 12 (*Representations and warranties of Funding*) are true on and as of the Closing Date by reference to the facts and circumstances then existing;

(d) the aggregate principal amount of such Intercompany Loan to be drawn on the Drawdown Date would not exceed the amount available for drawing under such Intercompany Loan Agreement as at the relevant Drawdown Date;

(e) a group income election has been made under Section 247 of the Income and Corporation Taxes Act 1988, as amended, in relation to Funding and such Issuer , provided that such election will only be required to the extent necessary in order that payments of interest can be made by Funding to an Issuer without there being a requirement to deduct income tax at source; and

(f) Funding has delivered to the Security Trustee a solvency certificate in form and substance satisfactory to the Security Trustee and substantially in the form set out in Schedule 2 to these Intercompany Loan Terms and Conditions.

5.2 ***Single drawing of the Intercompany Loan:*** Each Intercompany Loan will only be available for drawing in one amount by Funding on the Closing Date subject to satisfaction of the matters specified in Clause 2.1 (*Conditions precedent*) and Clause 5.1 (*Drawdown conditions relating to an* Intercompany Loan).

6. Interest

6.1 ***Interest Periods:*** The first Interest Period will commence on (and include) the Drawdown Date of an Intercompany Loan and end on (but exclude) the first Payment Date falling thereafter. Each subsequent Interest Period shall commence on (and include) a Payment Date and end on (but exclude) the next following Payment Date.

6.2 ***Determination of Intercompany Loan Interest Amount and Fees:***

(a) The Agent Bank shall, as soon as practicable after 11.00 a.m. (London time) on the Distribution Date immediately preceding the relevant Payment Date, determine and notify the relevant Issuer, Funding, the Cash Manager and the Security Trustee of the sterling amount (the "**Interest Amount**") payable in respect of such Interest Period in respect of the Outstanding Principal Balance of the relevant Intercompany Loan. The Interest Amount payable to an Issuer in respect of such Issuer's related Intercompany

Loan on each Payment Date shall be equal to the amount of interest required by such Issuer on such Payment Date to fund (by payment to any Swap Provider or otherwise) the amount payable on such Payment Date by such Issuer on the outstanding Notes of such Issuer and certain other amounts as set forth in the relevant Intercompany Loan Confirmation.

(b) In addition to the foregoing, on each Payment Date or as and when required, in connection with the provision of an Intercompany Loan, Funding will pay additional fees to an Issuer calculated to be an amount equal to the amount required by such Issuer to pay or provide for all other amounts, if any, falling due on that Payment Date, including amounts payable by such Issuer as set forth in the relevant Intercompany Loan Confirmation; provided, however, that such fee shall not include amounts of interest and principal due on the Notes issued by such Issuer and tax that can be met out of such Issuer's profits.

(c) If the Agent Bank does not at any time for any reason determine the Interest Amount for any of the Intercompany Loans in accordance with paragraph (a) above, the Security Trustee shall (subject to it being indemnified to its satisfaction) determine the Interest Amount for each Intercompany Loan and any such determination shall be deemed to have been made by the Agent Bank.

(d) All notifications, opinions, determinations, certificates, calculations and decisions given, expressed, made or obtained for the purposes of this Clause 6, whether by the Agent Bank or the Security Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on Funding, the relevant Issuer, the Cash Manager, the Agent Bank, the Security Trustee and (in such absence as aforesaid) no liability to Funding shall attach to such Issuer, the Agent Bank, the Security Trustee or the Cash Manager in connection with the exercise or non-exercise by them or any of them of their powers, duties and discretions hereunder.

(e) Notwithstanding the foregoing, Funding and each Issuer agree that, to the extent that such Issuer receives from Funding on any Payment Date an amount of interest and/or fees which such Issuer uses to credit the Principal Deficiency Ledger of such Issuer (but only to the extent of any deficiency resulting from (i) Losses on the Mortgage Loans that have been allocated by Funding to such Issuer, and (ii) the application of Funding Available Principal Receipts to fund any liquidity reserve fund of such Issuer, and not as a result of any other principal deficiency of such Issuer), such amount of interest and/or fees will be re-characterised as, and will constitute, a repayment of principal in respect of the Intercompany Loan of such Issuer, and will thereby reduce the Outstanding Principal Balance of such Intercompany Loan on such Payment Date by such amount.

6.3 ***Payment on Payment Dates:*** Interest payable on each Intercompany Loan shall be payable on the Payment Dates specified in the Intercompany Loan Confirmation.

7. Repayment

7.1 *Repayment of Intercompany Loan Principal Amount:* The Principal Amount repayable to an Issuer in respect of such Issuer's related Intercompany Loan on each Payment Date shall equal the amount of principal required by such Issuer on such Payment Date to fund (by payment to any Swap Provider or otherwise) the amount repayable on such Payment Date by such Issuer on the outstanding Notes of such Issuer as set forth in the relevant Intercompany Loan Confirmation.

7.2 *Repayment on Payment Dates:* Each Intercompany Loan shall be repaid on the Payment Dates specified in the related Intercompany Loan Confirmation.

7.3 *Re-characterisation as Principal:* Funding and each Issuer agree that certain interest and fee amounts paid to an Issuer as set forth in Clause 6.2(e) shall reduce the Outstanding Principal Balance repayable by Funding to such Issuer in respect of such Issuer's related Intercompany Loan.

7.4 **Allocation of Losses:** Save as otherwise provided herein, Funding and each Issuer agree that all Losses sustained on the Mortgage Loans during a Trust Calculation Period applied in reduction of the Funding Share of the Trust Property on the Distribution Date immediately succeeding such Trust Calculation Period pursuant to Clause 12 (*Allocation of Losses*) of the Mortgages Trust Deed shall be applied on such date in reducing the Outstanding Principal Balance repayable by Funding to any Issuer in respect of such Issuer's Intercompany Loan by an amount equal to:

$$\frac{A \times B}{C}$$

where,

A = the amount of such Losses applied in reduction of the Funding Share on the relevant Distribution Date;

B = the Outstanding Principal Balance of the Intercompany Loan on such Distribution Date; and

C = the aggregate Outstanding Principal Balances of the Intercompany Loans of all Issuers on such Distribution Date;

and for the purposes of "B" and "C" above, the Outstanding Principal Balance of an Intercompany Loan shall be reduced by the Principal Amount Outstanding on such Distribution Date of any Special Repayment Notes issued by the related Issuer.

8. **Prepayment**

8.1 *Prepayment for taxation or other reasons:* If:

(a) Funding is required to withhold or deduct from any payment of principal or interest in respect of any Intercompany Loan any amount for or on account of Tax; or

(b) the relevant Issuer is required to withhold or deduct from any payment of principal, interest or premium in respect of its Notes any amount for or on account of Tax; or

(c) an Intercompany Loan becomes illegal as described in Clause 10 (*Illegality*);

then, without prejudice to the obligations of Funding under Clause 10 (*Illegality*) and subject to Clause 11 (*Mitigation*), the relevant Issuer may require Funding to prepay, on any Payment Date, having given not more than 60 days and not less than 30 days' (or such shorter period as may be required by any relevant law in the case of any Intercompany Loan which becomes illegal pursuant to Clause 10 (*Illegality*)) prior written notice to the Issuer and the Note Trustee (or on or before the latest date permitted by the relevant law in the case of Clause 10 (*Illegality*)) and while the relevant circumstances continue, the related Intercompany Loan without penalty or premium but subject to Clause 15 (*Default interest and indemnity*), provided that such Issuer is able to repay its Notes on such Payment Date from funds received from repayment of such Intercompany Loan.

8.2 ***Prepayment at option of Issuer:*** An Issuer, at its option, may require Funding to prepay the outstanding principal amount of an Intercompany Loan (together with any accrued interest) on any Payment Date on which such Issuer has decided to exercise its option, if any, to redeem in full the Notes issued by such Issuer. The Issuer shall give Funding not more than 60 days' and not less than 30 days' prior written notice of such Issuer's decision to exercise its option to require Funding to prepay the relevant Intercompany Loan. Any prepayment by Funding will be made without penalty or premium but will be subject to Clause 15 (*Default interest and indemnity*).

8.3 ***Application of monies:*** Each Issuer hereby agrees to apply any amounts received by way of prepayment pursuant to Clause 8.1 (*Prepayment for taxation or other reasons*) or Clause 8.2 (*Prepayment at option of Issuer*) in making prepayments under the relevant Notes issued by such Issuer.

9. Taxes

9.1 ***No gross up:*** All payments by Funding under the Intercompany Loan Agreement shall be made without any deduction or withholding for or on account of, and free and clear of, any Taxes, except to the extent that Funding is required by law to make payment subject to any Taxes.

9.2 ***Tax receipts:*** All Taxes required by law to be deducted or withheld by Funding from any amounts paid or payable under an Intercompany Loan Agreement shall be paid by Funding when due and Funding shall, within 30 days of the payment being made, deliver to the relevant Issuer evidence satisfactory to such Issuer (including all relevant Tax receipts) that the payment has been duly remitted to the appropriate authority.

10. Illegality

If, at any time, it is unlawful for an Issuer to make, fund or allow to remain outstanding an Intercompany Loan made by it under the related Intercompany Loan Agreement, then such Issuer shall, promptly after becoming aware of the same, deliver to Funding, the Security Trustee and the Rating Agencies a certificate to that effect and if such Issuer so requires, Funding shall promptly to the extent necessary to cure such illegality prepay such Intercompany Loan subject to and in accordance with the provisions of Clause 8.1 (*Prepayment for taxation or other reasons*).

11. Mitigation

If circumstances arise in respect of an Issuer which would, or would upon the giving of notice, result in:

(a) the prepayment of an Intercompany Loan pursuant to Clause 10 (*Illegality*);

(b) a withholding or deduction from the amount to be paid by Funding on account of Taxes, pursuant to Clause 9 (*Taxes*),

then, without in any way limiting, reducing or otherwise qualifying the obligations of Funding under this Agreement, such Issuer shall:

(i) promptly upon becoming aware of the circumstances, notify the Security Trustee, Funding and the Rating Agencies; and

(ii) upon written request from Funding, take such reasonable steps as may be practical to mitigate the effects of those circumstances including (without limitation) the assignment by novation of the Intercompany Loan Agreement of such Issuer of all of such Issuer's rights under such Intercompany Loan Agreement to, and assumption by novation of all such Issuer's obligations under such Intercompany Loan Agreement by, another company, which is willing to participate in the relevant Intercompany Loan in its place and which is not subject to (a) and/or (b) above,

provided that no such transfer or assignment and transfer by novation of such Intercompany Loan Agreement may be permitted unless the Rating Agencies confirm in writing to Funding and the Security Trustee that there will be no downgrading of the then current rating of the Notes issued by such Issuer as a result and Funding indemnifies such Issuer for any reasonable costs and expenses properly incurred as a result of such transfer or assignment.

12. Representations and Warranties of Funding

12.1 ***Representations and warranties:*** Funding makes the representations and warranties set out in this Clause 12 to each Issuer and the Security Trustee (as trustee for each of the Funding Secured Creditors).

12.2 ***Status:***

(a) It is a limited liability company duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings; and

(b) it has the power to own its property and assets and to carry on its business as it is being conducted.

12.3 ***Powers and authority:*** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of, each of the Transaction Documents to which it is a party.

12.4 ***Legal validity:*** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute, a legal, valid and binding obligation of Funding.

12.5 ***Non-conflict:*** The execution by it of each of the Transaction Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents including, without limitation, borrowing pursuant to the terms of an Intercompany Loan Agreement or granting any security contemplated by the Transaction Documents will not:

(a) result in the existence or imposition of, nor oblige it to create, any Security Interest in favour of any person (other than the Security Trustee for itself and on behalf of the other Funding Secured Creditors or as otherwise contemplated in the Transaction Documents) over all or any of its present or future revenues or assets;

(b) conflict with any document which is binding upon it or any of its assets;

(c) conflict with its constitutional documents; or

(d) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

12.6 ***No litigation:*** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

12.7 ***No default:*** No Intercompany Loan Event of Default is continuing unremedied (if capable of remedy) or unwaived or would result from the making of any Intercompany Loan.

12.8 ***Authorisations:*** All governmental consents, licences and other approvals and authorisations required or desirable in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

12.9 ***Registration requirements:*** Except for due registration of the Funding Deed of Charge under Section 395 of the Companies Act 1985, it is not necessary that the Funding Deed of Charge or an Intercompany Loan Agreement be filed, recorded or enrolled with any authority or that, except for registration fees payable at Companies Registry in respect of the Security Documents, any stamp, registration or similar tax be paid on or in respect thereof.

12.10 ***Ranking of security:*** The security conferred by the Funding Deed of Charge constitutes a first priority security interest of the type described, and over the security assets referred to, in the Funding Deed of Charge and the Funding Charged Property is not subject to any prior or *pari passu* Security Interests.

12.11 ***No other business:***

(a) It has not traded or carried on any business since its date of incorporation or engaged in any activity whatsoever that is not incidental to or necessary in connection with any of the activities in which the Transaction Documents provide or envisage that it will engage; and

(b) it is not party to any material agreements other than the Transaction Documents.

12.12 ***Ownership:***

(a) Its entire issued share capital is legally and beneficially owned and controlled by Holdings; and

(b) its shares are fully paid.

12.13 ***Good title as to assets:*** Subject to the Security Interests created under the Funding Deed of Charge, it is and will remain the absolute beneficial owner of the Funding Share and absolute legal and beneficial owner of all other assets charged or assigned by the Funding Deed of Charge to which it is a party.

12.14 ***Tax:*** It is incorporated in Jersey but is centrally managed and controlled from its branch office established in the UK (registered overseas company number FC022999 and branch number BR0051916).

12.15 ***Repetition:*** The representations in this Clause 12 (*Representations and Warranties of Funding*) shall survive the execution of the Intercompany Loan Agreement and the making of each Intercompany Loan under the relevant Intercompany Loan Agreement, and shall be repeated by Funding on each Drawdown Date of each Intercompany Loan by reference to the facts and circumstances then existing.

13. Covenants

13.1 ***Duration:*** The undertakings in this Clause 13 (*Covenants*) shall remain in force from the date of the relevant Intercompany Loan Agreement for so long as any amount is or may be outstanding under such Intercompany Loan Agreement.

13.2 ***Information:*** Funding shall supply to the Security Trustee and the Rating Agencies:

(a) as soon as the same are available its audited accounts for that Financial Year; and

(b) promptly, such other information in connection with the matters contemplated by the Transaction Documents as the Security Trustee or the Rating Agencies may reasonably request.

13.3 *Notification of Default:* Funding shall notify the relevant Issuer and the Security Trustee of any Intercompany Loan Event of Default (and the steps, if any, being taken to remedy it) or any event which with the giving of notice or lapse of time or certification would constitute the same promptly upon Funding becoming aware of the occurrence of each Intercompany Loan Event of Default or such other event.

13.4 *Authorisations:* Funding shall promptly:

(a) obtain, maintain and comply with the terms of; and

(b) upon request, supply certified copies to the Issuer and the Security Trustee of,

any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Transaction Document to which it is a party.

13.5 *Pari passu ranking:* Funding shall procure that its obligations under the Transaction Documents do and will rank at least *pari passu* with all its other present and future unsecured obligations, except for obligations mandatorily preferred by law.

13.6 *Negative pledge:* Funding shall not create or permit to subsist any security interest (including but not limited to any mortgage, standard security, charge (whether legal or equitable), assignment by way of security, pledge, lien, hypothecation or other security interest securing any obligation of any person (including, without limitation, any trust or arrangement having the effect of providing security)) over or in respect of any of its assets (unless arising by operation of law) other than as provided pursuant to the Transaction Documents.

13.7 *Disposals; Mergers and Acquisitions:* Funding shall not, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, assign, transfer, lease or otherwise dispose of or grant any option over all or any part of its assets, properties or undertakings or any interest, estate, right, title or benefit therein, other than as provided for pursuant to the Transaction Documents. In addition to the foregoing:

(a) Funding shall not enter into any amalgamation, demerger, merger or reconstruction; and

(b) Funding shall not acquire any assets or business or make any investments other than as contemplated in the Transaction Documents.

13.8 *Lending and borrowing:*

(a) Except as provided or contemplated under the Transaction Documents, Funding shall not make any loans or provide any other form of credit to any person.

(b) Funding shall not give any guarantee or indemnity to or for the benefit of any person in respect of any obligation of any other person or enter into any document under which Funding assumes any liability of any other person.

(c) Funding shall not incur any indebtedness in respect of any borrowed money other than under the Transaction Documents.

13.9 ***Shares and dividends:*** Funding shall not:

(a) declare or pay any dividend or make any other distribution in respect of any of its shares other than in accordance with the Funding Deed of Charge;

(b) issue any further shares or alter any rights attaching to its issued shares as at the date hereof; or

(c) repay or redeem any of its share capital.

13.10 ***Change of business:***

(a) Funding shall not carry on any business or engage in any activity other than as contemplated by the Transaction Documents or which is not incidental to or necessary in connection with any of the activities in which the Transaction Documents provide or envisage that Funding will engage.

(b) Other than in respect of an Issuer, Funding shall not have any subsidiaries or subsidiary undertakings as defined in the Companies Act 1985, as amended.

(c) Funding shall not own any premises.

13.11 ***Tax:***

(a) For so long as is necessary in order that payments of interest can be made by Funding to an Issuer without there being a requirement to deduct income tax at source, Funding shall join with each Issuer in making a group income election under section 247 of the Income and Corporation Taxes Act 1988 (as amended) in relation to any such payments as are referred to in section 247(4) of that Act and which are made under the relevant Intercompany Loan Agreement by Funding to the related Issuer and Funding will ensure that no steps will be taken (whether by act, omission or otherwise) by it which would reasonably be expected to lead to the revocation or invalidation of the aforementioned election. Funding shall immediately notify such Issuer and the Security Trustee if it becomes aware that the aforementioned election has ceased to be in full force and effect or if circumstances arise, of which it is aware, which would be reasonably likely to result in that election ceasing to be in full force and effect; and

(b) Funding shall not apply to become part of any group for the purposes of section 43 of the Value Added Tax Act 1994 (as amended) with an Issuer unless required to do so by law.

13.12 ***United States Activities:*** Funding will not engage in any activities in the United States (directly or through agents), will not derive any income from United States sources as determined under United States income tax principles and will not hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles.

13.13 ***Funding Ledgers:*** Funding shall maintain, or cause to be maintained, the Funding Ledgers in accordance with the Cash Management Agreement.

14. Default

14.1 ***Intercompany Loan Events of Default:*** Each of the events set out in Clause 14.2 (*Non-payment*) to Clause 14.8 (*Ownership*) (inclusive) is an Intercompany Loan Event of Default (whether or not caused by any reason whatsoever outside the control of Funding or any other person).

14.2 ***Non-payment:*** Subject to Clause 4.1 (*Recourse limited to available funds*), Funding does not pay on the due date or for a period of five London Business Days after such due date any amount payable by it under any Intercompany Loan Agreement at the place at and in the currency in which it is expressed to be payable.

14.3 ***Breach of other obligations:*** Funding does not comply in any material respect with any of its obligations under the Transaction Documents (other than those referred to in Clause 14.2 (*Non-payment*)) and such non-compliance, if capable of remedy, is not remedied promptly and in any event within twenty London Business Days of Funding becoming aware of the non-compliance or receipt of a notice from the Security Trustee requiring Funding's non-compliance to be remedied.

14.4 ***Misrepresentation:*** A representation, warranty or statement made or repeated in or in connection with any Transaction Document or in any document delivered by or on behalf of Funding under or in connection with any Transaction Document is incorrect in any material respect when made or deemed to be made or repeated.

14.5 ***Insolvency:***

(a) An order is made or an effective resolution is passed for the winding up of Funding (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction, amalgamation or merger the terms of which have been previously approved by the Security Trustee or as approved by an Extraordinary Resolution of the Class A Noteholders of all Issuers); or

(b) Except for the purposes of an amalgamation, merger or restructuring as described in (a) above, Funding ceases or threatens to cease to carry on all or a substantial part of its business or stops payment or threatens to stop payment of its debts or is deemed unable to pay its debts within the meaning of Section 123(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended, modified or re-enacted) or becomes unable to pay its debts within the meaning of Section 132(2) of the Insolvency Act 1986 (as amended, modified or re-enacted); or

(c) Proceedings are otherwise initiated against Funding under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such Proceedings are not, in the opinion of the Security Trustee being disputed in good faith with a reasonable prospect of success; or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to Funding or in relation to the whole or any substantial part of the undertaking or assets of Funding; or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of Funding; or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of Funding and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days; or Funding initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws or making a conveyance or assignment for the benefit of its creditors generally.

14.6 ***Unlawfulness:*** It is or becomes unlawful for Funding to perform any of its obligations under any Transaction Document.

14.7 ***The Funding Deed of Charge:*** The Funding Deed of Charge is no longer binding on or enforceable against Funding or effective to create the security intended to be created by it.

14.8 ***Ownership:*** The entire issued share capital of Funding ceases to be legally and beneficially owned and controlled by Holdings.

14.9 ***Acceleration:*** Upon the Security Trustee's receipt from an Issuer or other party to a Transaction Document of notice of the occurrence of an Intercompany Loan Event of Default which is continuing unremedied and/or has not been waived, the Security Trustee may by written notice to Funding (the "**Intercompany Loan Enforcement Notice**") which is copied to each of the Funding Secured Creditors and the Mortgages Trustee:

(a) declare the relevant Intercompany Loan and all other Intercompany Loans to be immediately due and payable, whereupon the same shall, subject to Clause 14.10 (*Repayment of Intercompany Loans on acceleration*), become so payable together with accrued interest thereon and any other sums then owed by Funding under each relevant Intercompany Loan Agreement; and/or

(b) declare the relevant Intercompany Loan and all other Intercompany Loans to be due and payable on demand of the Security Trustee.

14.10 ***Repayment of Intercompany Loans on acceleration:*** Upon the Security Trustee declaring all Intercompany Loans to be immediately due and payable pursuant to Clause 14.9(a)

(*Acceleration*), the amount due and payable in respect of such Intercompany Loans shall be paid by Funding without penalty or premium but subject to Clause 15 (*Default interest and indemnity*).

15. Default Interest and Indemnity

15.1 ***Default Loan Interest Periods:*** If any sum due and payable by Funding under an Intercompany Loan Agreement is not paid on the due date for payment in accordance with the relevant provision of such Intercompany Loan Agreement or if any sum due and payable by Funding under any judgment or decree of any court in connection with an Intercompany Loan Agreement is not paid on the date of such judgment or decree, the period beginning on such due date or, as the case may be, the date of such judgment or decree and ending on the date upon which the obligation of Funding to pay such sum (the balance thereof for the time being unpaid being herein referred to as an "**unpaid sum**") is discharged shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall (except as otherwise provided in this Clause 15) be selected by the Security Trustee having regard to when such unpaid sum is likely to be paid.

15.2 ***Default interest:*** During each such period relating to an unpaid sum as is mentioned in this Clause 15 an unpaid sum shall bear interest at the rate per annum which the relevant Issuer, acting reasonably, determines and certifies to Funding and the Security Trustee, will be sufficient to enable it to pay interest and other costs and indemnities on or in respect of any amount which such Issuer does not pay as a result of Funding's non-payment under the related Intercompany Loan Agreement, as a result of such unpaid sum not being paid to it.

15.3 ***Payment of default interest:*** Any interest which shall have accrued under Clause 15.2 (*Default interest*) in respect of an unpaid sum shall be due and payable and shall be paid by Funding at the end of the period by reference to which it is calculated or on such other date or dates as the Security Trustee may specify by written notice to Funding.

15.4 ***Broken periods:*** Funding shall forthwith on demand indemnify an Issuer against any loss or liability that such Issuer incurs as a consequence of any payment of principal being received from any source otherwise than on a Payment Date or an overdue amount being received otherwise than on its due date.

15.5 ***Funding's payment indemnity:*** Funding undertakes to indemnify an Issuer:

(a) against any cost, claim, loss, expense (including legal fees) or liability together with any amount in respect of Irrecoverable VAT thereon (other than by reason of the negligence or wilful default by such Issuer) which it may sustain or incur as a consequence of the occurrence of any Intercompany Loan Event of Default or any default by Funding in the performance of any of the obligations expressed to be assumed by it in any of the Transaction Documents (other than by reason of negligence or wilful default on the part of such Issuer or prior breach by such Issuer of the terms of any of the Transaction Documents to which it is a party);

(b) against any loss it may suffer as a result of its funding an Intercompany Loan requested by Funding under a related Intercompany Loan Agreement (which shall include the amounts referred to in Clause 6 of the related Intercompany Loan Confirmation) but not made; and

(c) against any other loss or liability (other than by reason of the negligence or default of such Issuer or breach by such Issuer of the terms of any of the Transaction Documents to which it is a party (except where such breach is caused by the prior breach of Funding) or loss of profit) it may suffer by reason of having made the related Intercompany Loan available or entering into the related Intercompany Loan Agreement or enforcing any security granted pursuant to the Funding Deed of Charge.

15.6 ***Funding's waivers:*** Funding undertakes to the Issuer that it will waive and abandon:

(a) any right which it has or may have at any time under the existing or future laws of Jersey, whether by virtue of the *droit de discussion* or otherwise, which requires that recourse be had to the assets of any other person before any claim is enforced against Funding in respect of Funding's obligations hereunder; and

(b) any right which it at any time has or may have under the existing or future laws of Jersey, whether by virtue of the *droit de division* or otherwise, which requires that any liability under the indemnity in Clause 15.5 above be divided or apportioned with any other person or reduced in any manner whatsoever.

16. Payments

16.1 ***Payment:***

(a) Subject to Clause 4 (*Limited Recourse*), interest and principal shall be paid in sterling on the Intercompany Loans for value by Funding to the Issuer Transaction Account specified by the relevant Issuer in the relevant Intercompany Loan Confirmation on each Payment Date and the relevant irrevocable payment instruction for such payment shall be given by Funding by no later than noon to the Issuer Cash Manager under the Issuer Cash Management Agreement (with a copy to the relevant Issuer and the Security Trustee) on the Distribution Date immediately preceding the relevant Payment Date.

(b) On each date on which an Intercompany Loan Agreement requires any amount other than the amounts specified in Clause 16.1(a) to be paid by Funding under such Intercompany Loan Agreement, Funding shall, unless such Intercompany Loan Agreement specifies otherwise, make the same available to the related Issuer in accordance with the terms of such Intercompany Loan Agreement and by payment in sterling in immediately available, freely transferable, cleared funds to the Issuer Transaction Account specified in the related Intercompany Loan Confirmation or, if such Intercompany Loan Agreement specifies otherwise, to the relevant account or to such other account as such Issuer (with the prior consent of the Security Trustee) may notify to Funding for this purpose.

16.2 ***Alternative payment arrangements:*** If, at any time, it shall become impracticable (by reason of any action of any governmental authority or any change in law, exchange control regulations or any similar event) for Funding to make any payments under an Intercompany Loan Agreement in the manner specified in Clause 16.1 (*Payment*), then Funding shall make such alternative arrangements for the payment direct to the relevant Issuer of amounts due under such Intercompany Loan Agreement as are acceptable to the Security Trustee.

16.3 ***No set-off:*** Subject to the terms of the relevant Intercompany Loan Confirmation, all payments required to be made by Funding under an Intercompany Loan Agreement shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of, and without any deduction for or on account of, any set-off or counterclaim.

17. Entrenched Provisions

Each of Funding, the Issuer and the Security Trustee acknowledge and agree that Funding may from time to time enter into New Intercompany Loan Agreements subject to the provisions of Clause 2 (*The Intercompany Loans*) of these Intercompany Loan Terms and Conditions. If Funding intends to enter into a New Intercompany Loan Agreement then the provisions of these Intercompany Loan Terms and Conditions may be varied (with the consent of the parties to these Intercompany Loan Terms and Conditions) in the Intercompany Loan Confirmation to the extent necessary to reflect the terms of that New Intercompany Loan PROVIDED THAT no variation shall be made to any of the following terms without the prior written consent of the Funding Secured Creditors and the Rating Agencies:

(a) the Payment Dates;

(b) Clause 4 (*Limited Recourse*);

(c) Clause 9 (*Taxes*); and

(d) Clause 18.5 (*Security Trustee*).

18. Further Provisions

18.1 ***Evidence of indebtedness:*** In any proceeding, action or claim relating to an Intercompany Loan Agreement a statement as to any amount due to the relevant Issuer under such Intercompany Loan Agreement which is certified as being correct by an officer of the Security Trustee shall, unless otherwise provided in such Intercompany Loan Agreement, be prima facie evidence that such amount is in fact due and payable.

18.2 ***Amendments and Waiver:***

(a) *Entire Agreement*: Each Intercompany Loan Agreement sets out the entire agreement and understanding between the parties with respect to the subject matter of such Agreement superseding all prior oral or written understandings other than the other Transaction Documents.

(b) *Amendments and Waiver:* Subject to Clause 17 (*Entrenched Provisions)*, no amendment or waiver of any provision of an Intercompany Loan Agreement nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

(c) *Rights cumulative:* The respective rights of each of the parties to an Intercompany Loan Agreement are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Intercompany Loan Agreement are cumulative and not exclusive of any remedies provided by law.

18.3 ***Severability:*** Where any provision in or obligation under an Intercompany Loan Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under such Intercompany Loan Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

18.4 ***Notices:*** Any notices or other communication or document to be given or delivered pursuant to an Intercompany Loan Agreement to any of the parties thereto shall be sufficiently served if sent by prepaid first class post, by hand or facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17:00 on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of post, and shall be sent to such addresses as are set out in the related Intercompany Loan Confirmation or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by written notice in accordance with the provisions of this Clause 18.4.

18.5 ***Security Trustee:***

(a) The Security Trustee shall have no responsibility for any of the obligations of an Issuer or any other party to an Intercompany Loan Agreements (other than itself). For the avoidance of doubt, the parties to an Intercompany Loan Agreement acknowledge that the rights and obligations of the Security Trustee under such Intercompany Loan Agreements are governed by the Funding Deed of Charge.

(b) As between the Security Trustee and the parties hereto any liberty or power which may be exercised or any determination which may be made hereunder by the Security Trustee may be exercised or made in the Security Trustee's absolute discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Funding Deed of Charge.

18.6 ***Counterparts:*** An Intercompany Loan Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

18.7 *Third Party Rights:* A person who is not a party to an Intercompany Loan Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

18.8 *Corporate Obligations:* To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

19. Redenomination

Each obligation under this Agreement which has been denominated in sterling shall be redominated in Euro in accordance with applicable legislation passed by the European Monetary Union upon such redomination of the Notes.

20. Governing Law

Each Intercompany Loan Agreement is governed by, and shall be construed in accordance with, English law.

21. Submission to Jurisdiction

Each of the parties to an Intercompany Loan Agreement hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with such Intercompany Loan Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

22. Assignment

The parties hereto agree that an Intercompany Loan Agreement shall not be assigned to any third party PROVIDED THAT an Issuer may assign an Intercompany Loan Agreement or any of its rights, title, interest or benefit thereunder to the Note Trustee by way of security.

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year appearing on page three.

SCHEDULE 1

SCHEDULE 1NOTICE OF DRAWDOWN OF INTERCOMPANY LOAN

From: Granite Finance Funding Limited ("**Funding**")

To: [ ] (the "**Issuer**")

Copy: The Bank of New York (the "**Security Trustee**")

Dear Sirs,

1. We refer to the agreement between, *inter alios*, ourselves, the Issuer and the Security Trustee (as from time to time amended, varied, novated or supplemented (the "**Intercompany Loan Agreement**")) dated [ ] whereby an Intercompany Loan was made available to Funding. Terms defined in the Intercompany Loan Agreement shall have the same meaning in this notice.

2. We hereby give you notice that, pursuant to the Intercompany Loan Agreement and upon the terms and subject to the conditions contained therein, we wish an Intercompany Loan to be made to us as follows:

   (a) Amount: £[ ] of which £[ ] is to be retained by you by way of set off against our obligation to reimburse such amount to you on the Closing Date under Clause 6.1 (*Fee for provision of the Intercompany Loan of the Intercompany Loan Confirmation*).

   (b) Drawdown Date: [ ]

3. We confirm that no Intercompany Loan Event of Default has occurred and is continuing which has not been waived, or would result from the making of such Intercompany Loan.

4. We confirm that the principal amount of the Intercompany Loan requested does not exceed the amount available under the Intercompany Loan Agreement as at [relevant Drawdown Date].

5. The net proceeds of this drawdown should be credited to our account numbered [ ] with [ ].

Yours faithfully,

For and on behalf of
Granite Finance Funding Limited

SCHEDULE 2

SOLVENCY CERTIFICATE

Granite Finance Funding Limited (the "**Company**")

To: [ ]

(the "**Issuer**")

The Bank of New York (the "**Security Trustee**")

We, the undersigned, **HEREBY CERTIFY** that (i) having made all appropriate searches and investigations of the Company's books and records and the Company's accounts (both management and those required by law); and (ii) the officers of the Company having duly considered the provisions of the insolvency laws of Jersey, Channel Islands and the United Kingdom (including, without limitation, the provisions of sections 123 and 238 to 242 (inclusive) and 423 of the UK Insolvency Act 1986 (the "**Act**")):

(a) an order has not been made or an effective resolution has not been passed for the winding up of the Company (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction, amalgamation or merger the terms of which have been previously approved by the Security Trustee or as approved by an Extraordinary Resolution of the Class A Noteholders of all Issuers); or

(b) except for the purposes of an amalgamation, merger or restructuring as described in (a) above, the Company has not ceased or threatened to cease to carry on all or a substantial part of its business or has stopped payment or threatened to stop payment of its debts or has been deemed unable to pay its debts within the meaning of Section 123(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended) or has become unable to pay its debts within the meaning of Section 132(2) of the Insolvency Act 1986 (as amended);

(c) to the best of our knowledge and belief Proceedings have not been otherwise initiated against the Company under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such Proceedings are not, as far as we are aware in the opinion of the Security Trustee, being disputed in good faith with a reasonable prospect of success; and no administrative receiver or other receiver, liquidator or other similar official has been appointed in relation to the Company or in relation to the whole or any substantial part of the undertaking or assets of the Company; and no encumbrancer has taken possession of the whole or any substantial part of the undertaking or assets of the Company; and no distress, execution, diligence or other process has been levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the Company and such possession or process (as the case may be) has not been discharged or has not otherwise ceased to apply within 30 days; and the Company has not initiated or consented to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws and has not made a conveyance or assignment for the benefit of its creditors generally. No equivalent to any of the foregoing has occurred in or under the laws of any relevant jurisdiction;

(d) neither the entry into of the Transaction Documents to which it is a party nor the making of any drawing nor granting of security under the Transaction Documents to which it is a party would be a transaction at an undervalue within the meaning of section 238 of the Act, since the value of any consideration received by the Company as a result of such drawing and/or grant of security would not be significantly less than the value of any consideration provided by the Company under the Transaction Documents to which it is a party;

(e) the entry into of the Transaction Documents to which it is a party, any drawing made by the Company under or pursuant to the Transaction Documents to which it is a party, and any security granted by the Company under or pursuant to the Transaction Documents to which it is a party will be entered into or made, as the case may be, by the Company, in good faith and for the purpose of carrying on its business, and there are reasonable grounds for believing that such entry into of such Transaction Documents, such drawings and grants of security would benefit the Company; and

(f) in entering into the Transaction Documents to which it is a party, making a drawing under or pursuant to the Transaction Documents to which it is a party and/or granting security under or pursuant to the Transaction Documents to which it is a party the Company has no desire to give a preference to any person as contemplated by section 239 of the Act nor is it the purpose of the Company to put assets beyond the reach of a person who is making, or may at some time make, a claim against the Company or of otherwise prejudicing the interests of such a person in relation to the claim which he is making or may make.

Terms defined in the Master Definitions Schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on 26 March 2001 shall have the same respective meanings when used in this Certificate.

DATED [ ]

Signed for and on behalf of Granite Finance Funding Limited

____

Director

Director/Secretary

SCHEDULE 3

FORM OF INTERCOMPANY LOAN CONFIRMATION

GRANITE FINANCE FUNDING LIMITED

[●]
as [●] Issuer

THE BANK OF NEW YORK
as Security Trustee

CITIBANK, N.A.
as Agent Bank

LOAN CONFIRMATION
INTERCOMPANY LOAN AGREEMENT

Dated [●]

CONTENTS

THIS AGREEMENT is dated [●] between:

(1) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308) a private limited liability company incorporated under the laws of Jersey, but acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR0051916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**");

(2) **[●]** (registered in England and Wales No. [●]) a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**[●] Issuer**");

(3) **THE BANK OF NEW YORK**, whose offices are at One Canada Square, 48th Floor, London E14 5AL (the "**Security Trustee**" which expression shall include such person and all other persons for the time being acting as the security trustee or trustees pursuant to the Funding Deed of Charge); and

(4) **CITIBANK, N.A.**, acting through its offices at 5 Carmelite Street, London EC4Y 0PA (the "**Agent Bank**" which expression shall include such person for the time being acting as the agent bank pursuant to the Paying Agent and Agent Bank Agreement).

IT IS AGREED as follows:

1. Interpretation

1.1 *General interpretation:* The Master Definitions Schedule and the [●] Issuer Master Definitions Schedule signed for the purposes of identification by [●] on [●] (as the same may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into this Agreement and, accordingly, the expressions defined in the Master Definitions Schedule and/or the [●] Issuer Master Definitions Schedule (as so amended, varied or supplemented) shall, except where the context otherwise requires and save where otherwise defined herein, have the same meanings in this Agreement, including the Recitals hereto, and this Agreement shall be construed in accordance with the interpretation provisions set out in Clause 2 (*Interpretation and Construction*) of the Master Definitions Schedule and the [●] Issuer Master Definitions Schedule. In the event of a conflict between the Master Definitions Schedule and the [●] Issuer Master Definitions Schedule, the [●] Issuer Master Definitions Schedule shall prevail.

1.2 *Specific terms:* Unless the context otherwise requires, references in the Intercompany Loan Terms and Conditions to:

"**Closing Date**" shall mean the Initial Closing Date;

"**Intercompany Loan**" shall mean the [●] Issuer Intercompany Loan;

"**Intercompany Loan Agreement**" shall mean the [●] Issuer Intercompany Loan Agreement;

"**Intercompany Loan Confirmation**" shall mean the [●] Issuer Intercompany Loan Confirmation;

"**Issuer**" shall mean the [●] Issuer;

"**Issuer Transaction Account**" shall mean the [●] Issuer Transaction Account; and

"**Notes**" shall mean the [●] Issuer Notes.

2. Intercompany Loan Terms and Conditions

Each of the parties to this Agreement agrees that the Intercompany Loan Terms and Conditions signed by Funding, the Security Trustee and the Agent Bank for the purposes of identification on [●] and the provisions set out therein shall form part of this Agreement and shall be binding on the parties to this Agreement as if they had been expressly set out herein. References in this Agreement to "**this Agreement**" shall be construed accordingly.

3. The [●] Issuer Intercompany Loan

3.1 ***Grant of* [●] *Issuer Intercompany Loan:*** On and subject to the terms of this Agreement, the [●] Issuer hereby grants to Funding a loan in the maximum principal amount of £[●], which amount corresponds to the principal amount upon issue of the [●] Issuer Notes.

3.2 ***Conditions Precedent:*** Save as the [●] Issuer may otherwise agree, the [●] Issuer Intercompany Loan will not be available for utilisation unless the [●] Issuer has confirmed to Funding (with a copy of such confirmation to the Security Trustee) that it or its advisers have received all the information and documents listed in Schedule 1 in form and substance satisfactory to the [●] Issuer.

4. Interest

4.1 ***Payment subject to terms of the* [●] *Issuer Cash Management Agreement:*** The terms and conditions of this Clause 4 are to be read in conjunction with the provisions of Part 3 of Schedule 2 to the [●] Issuer Cash Management Agreement, as the same may be amended or varied from time to time in accordance with the provisions thereof.

4.2 ***Payment of Interest:*** Subject to Clause 4 of the Intercompany Loan Terms and Conditions, on each Payment Date Funding will pay to the [●] Issuer an amount of interest equal to the amount of interest required by the [●] Issuer on such Payment Date (or such other date on which an amount of interest is payable by the [●] Issuer) to fund (by payment to any Swap Provider or otherwise) the amount payable by the [●] Issuer on such Payment Date (or such other date on which an amount of interest is payable by the [●] Issuer) on the [●] Issuer Notes and certain other amounts (including an amount equal to the [●] Issuer's retained profit) as specified in and in accordance with the [●] Issuer Priority of Payments as calculated by the [●] Issuer Cash Manager on the Distribution Date that immediately precedes such Payment Date and communicated by the [●] Issuer Cash Manager to the Agent Bank by the close of business on such Distribution Date.

4.3 ***Interest Periods:*** The first Interest Period shall commence on (and include) the Initial Closing Date and end on (but exclude) the Payment Date falling in July 2001. Each subsequent Interest Period shall commence on (and include) a Payment Date and end on (but exclude) the following Payment Date.

5. Repayment

5.1 ***Payment subject to terms of the* [●] *Issuer Cash Management Agreement:*** The terms and conditions of this Clause 5 are to be read in conjunction with the provisions of Part 4 of Schedule 2 to the [●] Issuer Cash Management Agreement, as the same may be amended or varied from time to time in accordance with the provisions thereof.

5.2 ***Repayment:*** Subject to Clause 4 of the Intercompany Loan Terms and Conditions, on each Payment Date Funding will repay to the [●] Issuer an amount of principal equal to the amount of principal required by the [●] Issuer on such Payment Date (or such other date on which an amount of principal is payable by the [●] Issuer) to fund (by payment to any Swap Provider or otherwise) the amount payable by the [●] Issuer on such Payment Date (or such other date on which an amount of principal is payable by the Issuer on the [●] Issuer Notes) on the [●] Issuer Notes, as determined by the [●] Issuer Cash Manager under the terms of the [●] Issuer Cash Management Agreement on the Distribution Date that immediately precedes such Payment Date and communicated by the [●] Issuer Cash Manager to the Agent Bank by the close of business on such Distribution Date.

5.3 ***Acknowledgement of New Intercompany Loans:*** The [●] Issuer hereby acknowledges and agrees that from time to time Funding may enter into New Intercompany Loans with New Issuers and that the obligation of Funding to repay this [●] Issuer Intercompany Loan will rank *pari passu* with the obligations of Funding to repay any such New Intercompany Loan.

6. Certain Fees, etc.

6.1 ***Fee for provision of* [●] *Issuer Intercompany Loan:*** In addition to the interest and principal payments to be made by Funding under Clauses 4 and 5, respectively, on each Payment Date (or, in respect of the payment to be made as set forth in (a) below, on the Drawdown Date) or on any other date on which the [●] Issuer notifies Funding, Funding shall pay to the [●] Issuer for same day value to the [●] Issuer Transaction Account a fee for the provision of the [●] Issuer Intercompany Loan (except that in the case of payments due under paragraphs (c), (e), (f) and (j) below, such payments shall be paid when due). Such fee shall be an amount or amounts in the aggregate equal to the following:

(a) the amount payable on the Drawdown Date as previously communicated to Funding by the [●] Issuer;

(b) the fees, costs, charges, liabilities and expenses and any other amounts due and payable to the Note Trustee pursuant to the [●] Issuer Trust Deed, the [●] Issuer Trust Deed or any other Transaction Document, together with interest thereon as provided therein;

(c) the reasonable fees and expenses of any legal advisers, accountants and auditors appointed by the [●] Issuer and properly incurred in their performance of their functions under the Transaction Documents which have fallen due;

(d) the fees, costs and expenses due and payable to the Paying Agents and the Agent Bank pursuant to the Paying Agent and Agent Bank Agreement and the fees, costs and expenses due and payable to the Transfer Agent, the Registrar and the Note Depository;

(e) any amounts due and payable by the [●] Issuer to the Inland Revenue in respect of the [●] Issuer's liability to United Kingdom corporation tax (insofar as payment is not satisfied by the surrender of group relief or out of the profits, income or gains of the [●] Issuer and subject to the terms of the [●] Issuer Deed of Charge) or any other Taxes payable by the [●] Issuer;

(f) the fees, costs, charges, liabilities and expenses due and payable to the [●] Issuer Account Bank pursuant to the [●] Issuer Bank Account Agreement (if any);

(g) the fees, costs, charges, liabilities and expenses due and payable to the [●] Issuer Cash Manager pursuant to the [●] Issuer Cash Management Agreement;

(h) any termination payment due and payable by the [●] Issuer to a [●] Issuer Swap Provider pursuant to a [●] Issuer Swap Agreement;

(i) the fees, costs, charges, liabilities and expenses due and payable to the Corporate Services Provider pursuant to the Corporate Services Agreement; and

(j) any other amounts due or overdue by the [●] Issuer to third parties including the Rating Agencies and the amounts paid by the [●] Issuer under the Subscription Agreement and the Underwriting Agreement (excluding, for these purposes, the Noteholders) other than amounts specified in paragraphs (b) to (j) above,

together with, (i) in respect of taxable supplies made to the [●] Issuer, any amount in respect of any VAT or similar tax payable in respect thereof against production of a valid tax invoice; and (ii) in respect of taxable supplies made to a person other than the [●] Issuer, any amount in respect of any Irrecoverable VAT or similar tax payable in respect thereof (against production of a copy of the relevant tax invoice), and to be applied subject to and in accordance with the provisions of the [●] Issuer Pre-Enforcement Revenue Priority of Payments in the [●] Issuer Cash Management Agreement.

6.2 ***Set-off:*** Funding and each of the other parties to the Intercompany Loan Agreement agree that the [●] Issuer shall be entitled to set-off those amounts due and payable by Funding pursuant to this Clause 6 on the Initial Closing Date against the amount to be advanced by the [●] Issuer to Funding under the [●] Issuer Intercompany Loan on the Initial Closing Date.

7. Additional Covenants

Funding undertakes to establish the [●] Issuer Liquidity Reserve Fund, and an appropriate ledger therefor, on behalf of the [●] Issuer should the long-term, unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be rated at least A3 by Moody's or A- by Fitch (unless Moody's or Fitch, as applicable, confirms the then current ratings of the [●] Issuer Notes will not be adversely affected by such ratings downgrade). Any such [●] Issuer Liquidity Reserve Fund and the [●] Issuer Liquidity Reserve Ledger shall be established and maintained in accordance with the provisions of the Cash Management Agreement.

8. Declaration of Trust

The [●] Issuer declares the Security Trustee, and the Security Trustee hereby declares itself, trustee of all the covenants, undertakings, rights, powers, authorities and discretions in, under or in connection with this Agreement for the Funding Secured Creditors in respect of the Funding Secured Obligations owed to each of them respectively upon and subject to the terms and conditions of the Funding Deed of Charge.

9. Addresses

The addresses referred to in Clause 18.4 (*Notices*) of the Intercompany Loan Terms and Conditions are as follows:

The Security Trustee:

For the attention of: [●]

Address: [●]

Facsimile: [●]

The [●] Issuer:

For the attention of: [●]

Address: [●]

Telephone: [●]

Facsimile: [●]

Funding:

For the attention of: [●]

Address: [●]

Telephone: [●]

Facsimile: [●]

Rating Agencies:

Moody's: [●]

For the attention of: [●]

Telephone: [●]

Facsimile:

S&P: [●]

For the attention of: [●]

Telephone: [●]

Facsimile:

Fitch: [●]

For the attention of: [●]

Telephone: [●]

Facsimile:

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year appearing on page 1.

SCHEDULE 1

CONDITIONS PRECEDENT IN RESPECT OF DRAWDOWN

1. Authorisations

(a) A copy of the memorandum and articles of association and certificate of incorporation of Funding.

(b) A copy of a resolution of the board of directors of Funding authorising the entry into, and the execution and performance of, each of the Transaction Documents to which Funding is a party and authorising specified persons to execute those on its behalf.

(c) A certificate of a director of Funding certifying:

(i) that each document delivered under this paragraph 1 of Schedule 1 is correct, complete and in full force and effect as at a date no later than the date of the Intercompany Loan Agreement and undertaking to notify the [●] Issuer (with a copy of such certification to the Security Trustee) if that position should change prior to the Drawdown Date; and

(ii) as to the identity and specimen signatures of the directors and signatories of Funding.

2. Security

(a) The Funding Deed of Charge duly executed by the parties thereto.

(b) Duly completed bank account mandates in respect of the Funding GIC Account and the Funding Transaction Account.

(c) Security Power of Attorney for Funding.

3. Legal opinion

Legal opinions of:

(a) [●], English legal advisers to the Seller, the [●] Issuer and Funding, addressed to the Security Trustee; and

(b) [●], U.S. legal advisers to the Seller, the [●] Issuer and Funding, addressed to the Security Trustee.

4. Tax

Evidence of a group income election made under section 247 of the Income and Corporation Taxes Act 1988 in relation to Funding and the [●] Issuer.

5. **Transaction Documents**

Duly executed copies of:

(a) the [●] Issuer Deed of Charge;

(b) the [●] Issuer Trust Deed;

(c) the Cash Management Agreement;

(d) the Global Notes;

(e) the Corporate Services Agreement;

(f) the Currency Swap Agreements;

(g) the Basis Rate Swap Agreements;

(h) the Bank Account Agreement;

(i) the Master Definitions Schedule and the [●] Issuer Master Definitions Schedule;

(j) the Paying Agent and Agent Bank Agreement;

(k) the Start-up Loan Agreement;

(l) the Mortgage Sale Agreement;

(m) the Mortgages Trust Deed;

(n) the Administration Agreement;

(o) the Mortgages Trustee Guaranteed Investment Contract;

(p) the Funding Guaranteed Investment Contract;

(q) the Funding ([●] Issuer) Guaranteed Investment Contract;

(r) the Post Enforcement Call Option Agreement;

(s) the Subscription Agreement;

(t) the Underwriting Agreement;

(u) the Seller Power of Attorney;

(v) the Funding Deed of Charge;

(w) the Depository Agreement;

(x) the [●] Issuer Cash Management Agreement;

(y) the Funding ([●] Issuer) Bank Account Agreement; and

(z) the [●] Issuer Bank Account Agreement.

6. Bond Documentation

(a) Confirmation that the [●] Issuer Notes have been issued and the subscription proceeds received by the [●] Issuer; and

(b) Copy of the Prospectus and the Offering Circular.

7. Miscellaneous

Solvency certificates from Funding signed by two directors of Funding in or substantially in the form set out in Schedule 2 (*Solvency Certificate*) to the Intercompany Loan Terms and Conditions.

EXECUTION PAGE

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
GRANITE MORTGAGES 01-1 PLC)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
CITIBANK, N.A.)
by:)

____

Authorised Signatory

EXECUTION PAGE

Executed on 26 March 2001 for the purposes of identification by:

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

____

Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____

Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
CITIBANK, N.A.)
by:)

____

Authorised Signatory

EXHIBIT 4.1.2

Third Issuer Intercompany Loan Confirmation

Execution Copy

Dated 20 March 2002

GRANITE FINANCE FUNDING LIMITED
as Funding

- and –

GRANITE MORTGAGES 02-1 PLC
as Third Issuer

- and –

THE BANK OF NEW YORK
as Security Trustee

- and -

CITIBANK, N.A.
as Agent Bank

LOAN CONFIRMATION
INTERCOMPANY LOAN AGREEMENT

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: 508315V6

CONTENTS

THIS AGREEMENT is dated 20 March 2002 between:

(1) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308), a private limited company incorporated under the laws of Jersey, but acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR005916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**");

(2) **GRANITE MORTGAGES 02-1 PLC** (registered in England and Wales No. 4340767), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**");

(3) **THE BANK OF NEW YORK**, whose offices are at One Canada Square, 48th Floor, London E14 5AL (the "**Security Trustee**" which expression shall include such person and all other persons for the time being acting as the security trustee or trustees pursuant to the Funding Deed of Charge); and

(4) **CITIBANK, N.A.**, acting through its offices at 5 Carmelite Street, London EC4Y 0PA (the "**Agent Bank**" which expression shall include such person for the time being acting as the agent bank pursuant to the Paying Agent and Agent Bank Agreement).

IT IS AGREED as follows:

1. Interpretation

1.1 The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement. The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1.2 *Specific terms:* Unless the context otherwise requires, references in the Intercompany Loan Terms and Conditions to:

"**Closing Date**" shall mean 20 March 2002;

"**Intercompany Loan**" shall mean the Third Issuer Intercompany Loan;

"**Intercompany Loan Agreement**" shall mean the Third Issuer Intercompany Loan Agreement;

"**Intercompany Loan Confirmation**" shall mean this Third Issuer Intercompany Loan Confirmation;

"**Issuer**" shall mean the Third Issuer;

"**Issuer Transaction Accounts**" shall mean the Third Issuer Transaction Accounts; and

"**Notes**" shall mean the Third Issuer Notes.

2. Intercompany Loan Terms and Conditions

Each of the parties to this Agreement agrees that the Intercompany Loan Terms and Conditions signed by Funding, the Security Trustee and the Agent Bank for the purposes of identification on 26 March 2001 (as the same has been and may be amended, varied, novated or supplemented from time to time by the parties thereto) and the provisions set out therein shall form part of this Agreement and shall be binding on the parties to this Agreement as if they had been expressly set out herein. References in this Agreement to "**this Agreement**" shall be construed accordingly.

3. The Third Issuer Intercompany Loan

3.1 ***Grant of Third Issuer Intercompany Loan:*** On and subject to the terms of this Agreement, the Third Issuer hereby grants an Intercompany Loan to Funding as follows:

(a) the maximum amount available for utilisation under that Intercompany Loan shall be £2,431,265,845; and

(b) for all purposes the Outstanding Principal Amount of the Intercompany Loan and principal amount outstanding and payable and/or repayable in respect of that Intercompany Loan shall be:

(i) the total amount utilised in respect of that Intercompany Loan multiplied by 100.177458051692%, less

(ii) the aggregate principal amounts repaid in respect of the Intercompany Loan in accordance with the Intercompany Loan Agreement.

3.2 ***Conditions Precedent:*** Save as the Third Issuer may otherwise agree, the Third Issuer Intercompany Loan will not be available for utilisation unless the Third Issuer has confirmed to Funding (with a copy of such confirmation to the Security Trustee) that it or its advisers have received all the information and documents listed in Schedule 1 in form and substance satisfactory to the Third Issuer.

4. Interest

4.1 ***Payment subject to terms of the Third Issuer Cash Management Agreement:*** The terms and conditions of this Clause 4 are to be read in conjunction with the provisions of Part 3 of Schedule 2 to the Third Issuer Cash Management Agreement, as the same may be amended or varied from time to time in accordance with the provisions thereof.

4.2 *Payment of Interest:* Subject to Clause 4 of the Intercompany Loan Terms and Conditions, on each Payment Date Funding will pay to the Third Issuer for same day value to the Third Issuer Sterling Account an amount of interest equal to the amount of interest required by the Third Issuer on such Payment Date (or such other date on which an amount of interest is payable by the Third Issuer) to fund (by payment to any Swap Provider or otherwise) the amount payable by the Third Issuer on such Payment Date (or such other date on which an amount of interest is payable by the Third Issuer) on the Third Issuer Notes and certain other amounts (including an amount equal to the Third Issuer's retained profit) as specified in and in accordance with the Third Issuer Priority of Payments as calculated by the Third Issuer Cash Manager on the Distribution Date that immediately precedes such Payment Date and communicated by the Third Issuer Cash Manager to the Agent Bank by the close of business on such Distribution Date. For the avoidance of doubt, amounts paid by Funding to the Third Issuer pursuant to this Clause 4.2 shall constitute payment of interest on the Third Issuer Intercompany Loan.

4.3 *Interest Periods:* The first Interest Period shall commence on (and include) the Closing Date and end on (but exclude) the Payment Date falling in July 2002. Each subsequent Interest Period shall commence on (and include) a Payment Date and end on (but exclude) the following Payment Date.

5. **Repayment**

5.1 *Payment subject to terms of the Third Issuer Cash Management Agreement:* The terms and conditions of this Clause 5 are to be read in conjunction with the provisions of Part 4 of Schedule 2 to the Third Issuer Cash Management Agreement, as the same may be amended or varied from time to time in accordance with the provisions thereof.

5.2 *Repayment:* Subject to Clause 4 of the Intercompany Loan Terms and Conditions, on each Payment Date Funding will repay to the Third Issuer for same day value to the Third Issuer Sterling Account an amount of principal equal to the amount of principal required by the Third Issuer on such Payment Date (or such other date on which an amount of principal is payable by the Third Issuer) to fund (by payment to any Swap Provider or otherwise) the amount payable by the Third Issuer on such Payment Date (or such other date on which an amount of principal is payable by the Third Issuer on the Third Issuer Notes) on the Third Issuer Notes, as determined by the Third Issuer Cash Manager under the terms of the Third Issuer Cash Management Agreement on the Distribution Date that immediately precedes such Payment Date and communicated by the Third Issuer Cash Manager to the Agent Bank by the close of business on such Distribution Date.

5.3 *Acknowledgement of New Intercompany Loans:* The Third Issuer hereby acknowledges and agrees that Funding has entered into a First Issuer Intercompany Loan Agreement on 26 March 2001 with the First Issuer and a Second Issuer Intercompany Loan Agreement on 28 September 2001 with the Second Issuer and that from time to time Funding may enter into other New Intercompany Loans with New Issuers and that the obligation of Funding to repay this Third Issuer Intercompany Loan will rank *pari passu* with the obligations of Funding to repay the First Issuer Intercompany Loan, the Second Issuer Intercompany Loan and any such New Intercompany Loan.

6. **Certain Fees, etc.**

6.1 ***Fee for provision of Third Issuer Intercompany Loan:*** In addition to the interest and principal payments to be made by Funding under Clauses 4 and 5, respectively, on each Payment Date (or, in respect of the payment to be made as set forth in (a) below, on the Drawdown Date) or on any other date on which the Third Issuer notifies Funding, Funding shall pay to the Third Issuer for same day value to the relevant Third Issuer Transaction Account a fee for the provision of the Third Issuer Intercompany Loan (except that in the case of payments due under paragraphs (c), (e), (f) and (j) below, such payments shall be paid when due). Such fee shall be an amount or amounts in the aggregate equal to the following:

(a) the amount payable on the Drawdown Date as previously communicated to Funding by the Third Issuer;

(b) the fees, costs, charges, liabilities and expenses and any other amounts due and payable to the Note Trustee pursuant to the Third Issuer Trust Deed or any other Third Issuer Transaction Document, together with interest thereon as provided therein;

(c) the reasonable fees and expenses of any legal advisers, accountants and auditors appointed by the Third Issuer and properly incurred in their performance of their functions under the Third Issuer Transaction Documents which have fallen due;

(d) the fees, costs and expenses due and payable to the Paying Agents and the Agent Bank pursuant to the Third Issuer Paying Agent and Agent Bank Agreement and the fees, costs and expenses due and payable to the Transfer Agent and the Registrar;

(e) any amounts due and payable by the Third Issuer to the Inland Revenue in respect of the Third Issuer's liability to United Kingdom corporation tax (insofar as payment is not satisfied by the surrender of group relief or out of the profits, income or gains of the Third Issuer and subject to the terms of the Third Issuer Deed of Charge) or any other Taxes payable by the Third Issuer;

(f) the fees, costs, charges, liabilities and expenses due and payable to the Third Issuer Account Bank pursuant to the Third Issuer Bank Account Agreement (if any);

(g) the fees, costs, charges, liabilities and expenses due and payable to the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement;

(h) any termination payment due and payable by the Third Issuer to a Third Issuer Swap Provider pursuant to a Third Issuer Swap Agreement;

(i) the fees, costs, charges, liabilities and expenses due and payable to the Third Issuer Corporate Services Provider pursuant to the Third Issuer Corporate Services Agreement; and

(j) any other amounts due or overdue (including amounts due or overdue in respect of stamp duty and issuer, registration and documentary taxes or other taxes of a similar nature) by the Third Issuer to third parties including the Rating Agencies and the amounts paid by the Third Issuer under the Third Issuer Subscription Agreement and the Third Issuer Underwriting Agreement (excluding, for these purposes, the Noteholders) other than amounts specified in paragraphs (a) to (i) above,

together with, (i) in respect of taxable supplies made to the Third Issuer, any amount in respect of any VAT or similar tax payable in respect thereof against production of a valid tax invoice; and (ii) in respect of taxable supplies made to a person other than the Third Issuer, any amount in respect of any Irrecoverable VAT or similar tax payable in respect thereof (against production of a copy of the relevant tax invoice), and to be applied subject to and in accordance with the provisions of the Third Issuer Pre-Enforcement Revenue Priority of Payments in the Third Issuer Cash Management Agreement.

6.2 ***Set-off:*** Funding and each of the other parties to this Agreement agree that the Third Issuer shall be entitled to set-off those amounts due and payable by Funding pursuant to this Clause 6 on the Closing Date against the amount to be advanced by the Third Issuer to Funding under the Third Issuer Intercompany Loan on the Closing Date.

7. Additional Covenants

Funding undertakes to establish the Third Issuer Liquidity Reserve Fund, and an appropriate ledger therefor, on behalf of the Third Issuer should the long-term, unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be rated at least A3 by Moody's or A- by Fitch (unless Moody's or Fitch, as applicable, confirms the then current ratings of the Third Issuer Notes will not be adversely affected by such ratings downgrade). Any such Third Issuer Liquidity Reserve Fund and such Third Issuer Liquidity Reserve Ledger shall be established and maintained in accordance with the provisions of the Cash Management Agreement.

8. Declaration of Trust

The Third Issuer declares the Security Trustee, and the Security Trustee hereby declares itself, trustee of all the covenants, undertakings, rights, powers, authorities and discretions in, under or in connection with this Agreement for the Funding Secured Creditors in respect of the Funding Secured Obligations owed to each of them respectively upon and subject to the terms and conditions of the Funding Deed of Charge.

9. Addresses

The addresses referred to in Clause 18.4 (*Notices*) of the Intercompany Loan Terms and Conditions are as follows:

The Security Trustee:

For the attention of:	Corporate Trust (Global Structured Finance)
Address:	The Bank of New York One Canada Square, 48th Floor London E14 5AL
Facsimile:	+44 207 964 6061 / +44 207 964 6399

The Third Issuer:

For the attention of:	The Company Secretary
Address:	Granite Mortgages 02-1 plc Fifth Floor 100 Wood Street London EC2V 7EX
Telephone:	+44 207 606 5451
Facsimile:	+44 207 606 0643

Funding:

For the attention of:	The Company Secretary
Address:	Granite Finance Funding Limited 4th Floor 35 New Bridge Street Blackfriars London EC4V 6BW
Telephone:	+44 207 332 6161
Facsimile:	+44 207 332 6199

Rating Agencies:

Moody's:	Moody's Investors Services Limited 2 Minster Court, 1st Floor Mincing Lane London EC3R 7XB
For the attention of:	David Harrison

Telephone:	+44 207 772 5434
Facsimile:	+44 207 772 5400
S&P:	Standard and Poor's Garden House 18 Finsbury Circus London EC2M 7NJ
For the attention of:	Andre Vollmann
Telephone:	+44 207 826 3855
Facsimile:	+44 207 826 3598
Fitch:	Fitch Ratings Ltd. Eldon House 2 Eldon Street London EC2M 7UA
For the attention of:	European Structured Finance Surveillance
Telephone:	+44 207 417 6271
Facsimile:	+44 207 417 6262

IN WITNESS WHEREOF the parties have caused this Agreement to be duly executed on the day and year appearing on page 1.

SCHEDULE 1

CONDITIONS PRECEDENT IN RESPECT OF DRAWDOWN

1. **Authorisations**

(a) A copy of the memorandum and articles of association and certificate of incorporation of Funding.

(b) A copy of a resolution of the board of directors of Funding authorising the entry into, and the execution and performance of, each of the Third Issuer Transaction Documents to which Funding is a party and authorising specified persons to execute those on its behalf.

(c) A certificate of a director of Funding certifying:

(i) that each document delivered under this paragraph 1 of Schedule 1 is correct, complete and in full force and effect as at a date no later than the date of the Intercompany Loan Agreement and undertaking to notify the Third Issuer (with a copy of such certification to the Security Trustee) if that position should change prior to the Drawdown Date; and

(ii) as to the identity and specimen signatures of the directors and signatories of Funding.

2. **Security**

(a) The Deeds of Accession to the Funding Deed of Charge duly executed by the parties thereto.

3. **Legal opinion**

Legal opinions of:

(a) Sidley Austin Brown & Wood, English legal advisers to the Seller, the Third Issuer and Funding, addressed to the Security Trustee; and

(b) Sidley Austin Brown & Wood LLP, U.S. legal advisers to the Seller, the Third Issuer and Funding, addressed to the Security Trustee.

4. **Transaction Documents**

Duly executed copies of:

(a) the Third Issuer Deed of Charge;

(b) the Third Issuer Trust Deed;

(c) the Cash Management Agreement;

(d) the Global Notes;

(e) the Third Issuer Corporate Services Agreement;

(f) the Third Issuer Currency Swap Agreements;

(g) the Third Issuer Basis Rate Swap Agreement;

(h) the Bank Account Agreement;

(i) the Collection Bank Agreement;

(j) the Second Amended and Restated Master Definitions Schedule and the Third Issuer Master Definitions Schedule;

(k) the Third Issuer Paying Agent and Agent Bank Agreement;

(l) the Third Issuer Start-up Loan Agreement;

(m) the Mortgage Sale Agreement;

(n) the Mortgages Trust Deed;

(o) the Administration Agreement;

(p) the Mortgages Trustee Guaranteed Investment Contract;

(q) the Funding Guaranteed Investment Contract;

(r) the Funding (Third Issuer) Guaranteed Investment Contract;

(s) the Third Issuer Post-Enforcement Call Option Agreement;

(t) the Third Issuer Subscription Agreement;

(u) the Third Issuer Underwriting Agreement;

(v) the Seller Power of Attorney;

(w) the Funding Deed of Charge;

(x) the Deed of Accession to the Funding Deed of Charge;

(y) the Third Issuer Cash Management Agreement;

(z) the Funding (Third Issuer) Bank Account Agreement; and

(aa) the Third Issuer Bank Account Agreement.

5. **Bond Documentation**

(a) Confirmation that the Third Issuer Notes have been issued and the subscription proceeds received by the Third Issuer; and

(b) Copy of the Prospectus and the Offering Circular.

6. **Miscellaneous**

A solvency certificate from Funding signed by two directors of Funding in or substantially in the form set out in Schedule 2 (*Solvency Certificate*) to the Intercompany Loan Terms and Conditions.

EXECUTION PAGE

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

Name:

Title:

EXECUTED for and on behalf of)
GRANITE MORTGAGES 02-1 PLC)
by:)

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

Name:

Title:

EXECUTED for and on behalf of)
CITIBANK, N.A.)
by:)

Name:

Title:

EXHIBIT 4.2

Amended and Restated Mortgages Trust Deed

Execution Copy

Dated 20 March 2002

NORTHERN ROCK PLC
as Seller, Cash Manager and a Beneficiary

GRANITE FINANCE FUNDING LIMITED
as Funding and a Beneficiary

- and –

GRANITE FINANCE TRUSTEES LIMITED
as Mortgages Trustee

THIRD AMENDED MORTGAGES TRUST DEED

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF:528001V5

CONTENTS

THIS THIRD AMENDED MORTGAGES TRUST DEED DATED 20 MARCH 2002 FURTHER AMENDS AND RESTATES THE MORTGAGES TRUST DEED DATED 26 MARCH 2001 BETWEEN:

(1) **NORTHERN ROCK PLC** (registered number 03273685), a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity as seller of the Mortgage Loans under the Mortgage Sale Agreement (in such capacity, the "**Seller**"), and in its capacity as cash manager under the Cash Management Agreement (in such capacity, the "**Cash Manager**") and in its capacity as a beneficiary of the Mortgages Trust (in such capacity a "**Beneficiary**");

(2) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308) a private limited company incorporated under the laws of Jersey, but acting out of its office established in England (registered overseas company number FC022999 and branch number BR005916) at 4th Floor, 35 New Bridge Street, London EC4V 6BW ("**Funding**" or a "**Beneficiary**"); and

(3) **GRANITE FINANCE TRUSTEES LIMITED** (registered number 79309) a private limited company incorporated under the laws of Jersey whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands as trustee of the Mortgages Trust (the "**Mortgages Trustee**").

WHEREAS:

(A) The Mortgages Trustee wishes to declare the following trusts in respect of the Trust Property (being on the date of this Deed, the sum of £100 which monies have been received by, are presently held by the Mortgages Trustee or to its order).

(B) The Mortgages Trustee (acting as principal and not as agent of any party) has agreed to hold the Trust Property as bare trustee for Funding and the Seller (each a Beneficiary and together, the "**Beneficiaries**") upon, with and subject to the trusts, powers and provisions of this Deed. The Mortgages Trustee will receive amounts arising from the Trust Property and will distribute such amounts for the benefit of the Beneficiaries of the Mortgages Trust. It will delegate certain tasks in relation to the Mortgages Trust to the Administrator and the Cash Manager.

(C) The Seller carries on the business of, *inter alia*, originating residential first mortgage loans to individual Borrowers in England and Wales and of managing and administering such mortgage loans. The Seller intends to assign from time to time portfolios of such mortgage loans to the Mortgages Trustee pursuant to the Mortgage Sale Agreement to be entered into on or about 26 March 2001, which mortgage loans shall be held by the Mortgages Trustee as bare trustee for the Beneficiaries upon, with and subject to the trusts, powers and provisions of this Deed.

NOW THIS DEED WITNESSES:

1. **Definitions and Construction**

1.1. The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, amongst others, the Seller, Funding and the Mortgages Trustee (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Deed.

2. **Creation of Mortgages Trust**

2.1 ***Initial Trust Property:*** The Mortgages Trustee hereby declares itself as trustee of the Trust Property, being, upon execution of this Deed, the sum of £100 (one hundred pounds) (the "**Initial Trust Property**") which sum shall be held on trust by the Mortgages Trustee absolutely as to both capital and income for the benefit, as tenants in common, of the Seller as to the Initial Seller Share Percentage and Funding as to the Initial Funding Share Percentage. The Initial Trust Property shall be held by the Mortgages Trustee on the Mortgages Trust upon due execution of this Deed by all parties to it.

2.2 ***Closing Trust Property:*** Pursuant to the provisions of the Mortgage Sale Agreement, the Seller intends to assign the Initial Mortgage Portfolio to the Mortgages Trustee on the Initial Closing Date, which Initial Mortgage Portfolio including all related rights and benefits shall form part of the Trust Property (the "**Closing Trust Property**").

2.3 ***New Trust Property:*** From time to time and pursuant to the Mortgage Sale Agreement, the Seller intends to assign New Mortgage Portfolios to the Mortgages Trustee, which New Mortgage Portfolios including all related rights and benefits shall form part of the Trust Property (the "**New Trust Property**").

2.4 ***Other Trust Property:***

(a) In accordance with this Deed, from time to time Funding and the Seller shall, subject to and in accordance with Clauses 4 (*Consideration*), Clause 5 (*Increasing the Seller Share of the Trust Property*) and/or Clause 6 (*Increasing the Funding Share of the Trust Property*) provide consideration to the Mortgages Trustee in the form of Contributions to be applied by the Mortgages Trustee as set out in this Deed. Any Contribution so provided to the Mortgages Trustee shall, on receipt by the Mortgages Trustee and until it has been applied by the Mortgages Trustee in accordance with the terms of this Deed, form part of the Trust Property.

(b) Any Re-draws made under a Flexible Mortgage Loan which forms part of the Trust Property will form part of the Trust Property.

(c) Amounts on deposit (and interest earned on such amounts) from time to time in the Mortgages Trustee Bank Accounts will form part of the Trust Property.

(d) (If the Seller subsequently decides to retain any Mortgage Loan which is the subject of a Further Advance within the Trust Property and/or to assign the Further Advance to the Mortgages Trustee in accordance with the Mortgage Sale Agreement) any Further Advance made in respect of a Mortgage Loan in the Trust Property will also form part of the Trust Property.

(e) Any Permitted Replacement Mortgage Loan and Related Security relating to a Permitted Product Switch effected in relation to a Mortgage Loan which forms part of the Trust Property will also form part of the Trust Property.

(f) The proceeds of sale of any Mortgage Loan and its Related Security forming part of the Trust Property pursuant to the Mortgage Sale Agreement or other proceeds of sale of any Trust Property will form part of the Trust Property.

(g) Any beneficial interests of the Mortgages Trustee under trusts created pursuant to the Mortgage Sale Agreement in any Mortgage Loans and/or their Related Security or any part thereof, or any property, interest, right or benefit therein and/or the proceeds thereof.

2.5 ***Re-Assignment of Early Repayment Charges***: Subject to and in accordance with the Mortgage Sale Agreement, the Mortgages Trustee will agree to re-assign to the Seller the benefit of any Early Repayment Charges in respect of any Mortgage Loan included in the Initial Mortgage Portfolio or any New Mortgage Portfolio which the Seller assigns to the Mortgages Trustee. Upon any such re-assignment to the Seller, the benefit of such Early Repayment Charges will no longer form part of the Trust Property.

3. Conditions Precedent

3.1 ***Trust Property:*** Subject to this Clause 3 (Conditions Precedent), the Mortgages Trustee shall hold the Trust Property as to both capital and income on trust absolutely for Funding (as to the Funding Share) and for the Seller (as to the Seller Share) as tenants in common upon, with and subject to all the trusts, powers and provisions of this Deed (such that each Beneficiary shall have an undivided beneficial interest in the Trust Property). As used herein, "**Trust Property**" means the Initial Trust Property, the Closing Trust Property, any New Trust Property, (but excludes any Early Repayment Charges which have been re-assigned to the Seller and any Mortgage Loans which have been repurchased by the Seller pursuant to the Mortgage Sale Agreement) and all other Trust Property referred to under Clause 2 (*Creation of Mortgages Trust*).

3.2 ***Closing Trust Property:*** The Closing Trust Property shall be held by the Mortgages Trustee on the Mortgages Trust subject to satisfaction of the following conditions precedent:

(a) the due execution and delivery of the Mortgage Sale Agreement by all parties to it;

(b) the due execution and delivery of this Deed by all parties to it;

(c) the satisfaction or waiver in accordance with the terms of the Mortgage Sale Agreement of the conditions to the sale and assignment of the Initial Mortgage Portfolio as set out in Clause 2 (*Sale and Purchase of Initial Mortgage Portfolio*) and Clause 3 (*Initial Closing Date*) of the Mortgage Sale Agreement;

(d) the payment by Funding to the Mortgages Trustee of Funding's Initial Contribution for the Initial Funding Share Percentage in accordance with Clause 4 (*Consideration*); and

(e) the payment by the Mortgages Trustee to the Seller of the Initial Purchase Price for the sale and assignment to the Mortgages Trustee of the Initial Mortgage Portfolio.

3.3 ***New Trust Property:*** Any New Trust Property shall be held by the Mortgages Trustee on the Mortgages Trust subject to the satisfaction or waiver in accordance with the terms of the Mortgage Sale Agreement of the conditions referred to in Clause 4 (*Sale and Purchase of New Mortgage Loan Portfolios*) of the Mortgage Sale Agreement for the transfer of New Mortgage Loan Portfolios to the Mortgages Trustee.

4. Consideration

4.1 ***Consideration provided by Seller***: The Seller in its capacity as a Beneficiary shall provide consideration to the Mortgages Trustee for the Seller Share in the Trust Property:

(a) on the Initial Closing Date, by assigning to the Mortgages Trustee the Initial Mortgage Portfolio upon payment by the Mortgages Trustee to the Seller of the Initial Purchase Price for the Initial Mortgage Portfolio in accordance with the terms of the Mortgage Sale Agreement;

(b) on each date after the Initial Closing Date on which (i) New Mortgage Loans are acquired by the Mortgages Trustee from the Seller in accordance with the Mortgage Sale Agreement and (ii) the consideration provided to the Seller for that sale is or includes the covenant of the Mortgages Trustee to hold the Trust Property on trust for Funding (as to the Funding Share) and the Seller (as to the Seller Share) in accordance with the terms of this Deed, by the sale on such date by the Seller of such New Mortgage Loans either for the payment by the Mortgages Trustee of the Initial Purchase Price paid on such date or (if no Initial Purchase Price is paid) without payment on such date; and

(c) on each date on which the Seller increases the Seller Share of the Trust Property in accordance with Clause 5 (*Increasing the Seller Share of the Trust Property*) below, the Seller will pay the consideration to the Mortgages Trustee specified in that Clause.

4.2 ***Consideration provided by Funding***: Funding in its capacity as a Beneficiary shall provide consideration to the Mortgages Trustee for the Funding Share in the Trust Property:

(a) on the Initial Closing Date, by paying to the Mortgages Trustee the Initial Contribution in respect of the Closing Trust Property which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) the Initial Purchase Price in respect of the Initial Mortgage Portfolio payable by the Mortgages Trustee to the Seller pursuant to the Mortgage Sale Agreement on such date;

(b) on each Distribution Date, by paying to the Mortgages Trustee a Deferred Contribution equal to the amount (if any) of Mortgages Trustee Available Revenue Receipts to which Funding is entitled on such date in accordance with paragraph (d) of Clause 10.2 (*Distribution of Mortgages Trustee Available Revenue Receipts*) (the "**Relevant Distribution**") which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) such amount of Deferred Purchase Price as is payable by the Mortgages Trustee to the Seller pursuant to the Mortgage Sale Agreement on such date. The parties to this Deed agree that on any Distribution Date the Relevant Distribution which would otherwise have been payable by the Mortgages Trustee to Funding and the Deferred Contribution payable by Funding to the Mortgages Trustee shall be set off against each other such that as between the Mortgages Trustee and Funding no amount shall be payable in respect of such Relevant Distribution or such Deferred Contribution on such date and the Cash Manager on behalf of the Mortgages Trustee shall pay to the Seller (in satisfaction of the Mortgages Trustee's obligation to pay Deferred Purchase Price to the Seller under the Mortgage Sale Agreement) those funds which, were it not for such set-off, would have been payable to Funding as the Relevant Distribution;

(c) subject to Clause 6 (*Increasing the Funding Share of the Trust Property*) below, on each date after the Initial Closing Date on which (i) Funding has given notice of its intention to increase the Funding Share of the Trust Property on such date (ii) an amount of Initial Purchase Price is payable in respect of New Mortgage Loans which are assigned by the Seller to the Mortgages Trustee on such date and (iii) Funding receives the net proceeds of a New Intercompany Loan from a New Issuer, by paying to the Mortgages Trustee an Initial Contribution in respect of such New Trust Property which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) the Initial Purchase Price in respect of such New Mortgage Loans payable by the Mortgages Trustee to the Seller pursuant to the Mortgage Sale Agreement on such date;

(d) subject to Clause 6 (*Increasing the Funding Share of the Trust Property*) below, on each other date after the Initial Closing Date on which (i) Funding has given notice of its intention to increase the Funding Share of the Trust Property on such date and (ii) Funding receives the net proceeds of a New Intercompany Loan from a New Issuer, by paying to the Mortgages Trustee a Further Contribution in respect of the Funding

Share of the Trust Property which shall be equal to (and from which the Mortgages Trustee shall or shall procure that the Cash Manager on its behalf shall pay) the Special Distribution payable to the Seller in accordance with Clause 6.3 (*Special Distribution*); and

(e) following the Final Repayment Date of the latest maturing Intercompany Loan made by any Issuer to Funding and provided that there are no further claims outstanding under any Intercompany Loan or on such earlier date provided that all Intercompany Loans have either been repaid in full or there are no further claims outstanding under any Intercompany Loan, Funding will make a final payment of Deferred Contribution to the Mortgages Trustee (the "**Final Deferred Contribution**") in an amount equal to the aggregate amount standing to the credit of the Funding Bank Accounts (including any account established for the purposes of the Issuer Reserve Fund and/or the Issuer Liquidity Reserve Fund of any Issuer) after making any payments ranking in priority thereto, subject to and in accordance with the relevant Funding Priority of Payments. The Final Deferred Contribution shall be in an amount equal to (and from that Final Deferred Contribution the Mortgages Trustee shall or shall procure that the Cash Manager shall on its behalf pay) the final amount of Deferred Purchase Price payable by the Mortgages Trustee to the Seller pursuant to and in accordance with the Mortgage Sale Agreement.

4.3 ***Application by Mortgages Trustee***:

(a) If the Mortgages Trustee receives any Initial Contribution, Deferred Contribution or the Final Deferred Contribution from Funding, the parties hereto direct the Mortgages Trustee to, and the Mortgages Trustee covenants that it shall, or shall procure that the Cash Manager on its behalf shall, pay such funds to the Seller in satisfaction of the Mortgages Trustee's obligation to make payment of the Initial Purchase Price or, as the case may be, Deferred Purchase Price in respect of the Initial Mortgage Portfolio or any New Mortgage Loans which are assigned to the Mortgages Trustee by the Seller pursuant to the Mortgage Sale Agreement.

(b) If the Mortgages Trustee receives a Further Contribution from any Beneficiary, the parties hereto direct the Mortgages Trustee to, and the Mortgages Trustee covenants that it shall, or shall procure that the Cash Manager on its behalf shall, distribute such funds to a Beneficiary or the Beneficiaries as required at the time and in the manner and otherwise in accordance with the terms of this Deed.

5. Increasing the Seller Share of the Trust Property

5.1 ***Re-draws under Flexible Mortgage Loans***:

(a) If, in respect of any Flexible Mortgage Loan which is in the Trust Property, the relevant Borrower requests a Cash Re-draw and the Administrator (on behalf of the Mortgages Trustee) grants such request pursuant to and in accordance with the terms of the Administration Agreement, the Seller as Beneficiary shall fund that Cash Re-draw in the Mortgages Trust by making payment to the Borrower, in accordance with the terms and conditions of the relevant Mortgage Loan, of the Cash Re-draw Amount. Upon payment by the Seller to the relevant Borrower of the Cash Re-draw Amount, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property and the amount of the Seller Share of the Trust Property shall be increased by an amount equal to the Cash Re-draw Amount.

(b) If, in respect of any Flexible Mortgage Loan which is in the Trust Property, the relevant Borrower requests a Non-Cash Re-draw and the Administrator grants such request or the Administrator otherwise permits the relevant Borrower to take a Non-Cash Re-draw pursuant to and in accordance with the terms of the Administration Agreement, the Seller as Beneficiary shall fund such Non-Cash Re-draw in the Mortgages Trust by making payment to the Mortgages Trustee of a Further Contribution in an amount equal to the Unpaid Interest Amount in respect of such Non-Cash Re-draw. Upon payment by the Seller to the Mortgages Trustee of such Further Contribution, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property and the Seller Share of the Trust Property shall be increased by an amount equal to the amount of the Further Contribution so made to the Mortgages Trustee. The parties agree that any such Further Contribution received by the Mortgages Trustee from the Seller will be treated as Revenue Receipts and will be distributed to the Beneficiaries on the immediately succeeding Distribution Date in accordance with Clause 10 (*Distribution of Revenue Receipts*) below.

5.2 ***Further Advances***: If at a future date the Seller elects not to repurchase any Mortgage Loan which becomes the subject of a Further Advance from the Mortgages Trustee, the Seller will be solely responsible for funding any such Further Advance and, subject to the provisions of this Deed, upon the making of such Further Advance by the Seller, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property and the Seller Share of the Trust Property shall be increased by an amount equal to the amount of the Further Advance paid to the relevant Borrower.

6. Increasing the Funding Share of the Trust Property

6.1 ***Conditions precedent***: Subject as provided below, on not more than 60 nor less than 30 days' written notice Funding may increase the Funding Share (as defined in Clause 7.1 (*Initial Funding Share*) below) of the Trust Property on the date specified in that notice, subject to satisfaction of the following conditions precedent:

(a) no Event of Default under the Transaction Documents shall have occurred which is continuing at the relevant date;

(b) no Intercompany Loan Enforcement Notice has been served in respect of any Intercompany Loan;

(c) the Rating Agencies have confirmed in writing to the Mortgages Trustee, the Security Trustee and each Issuer that the proposed increase in the Funding Share of the Trust

Property would not adversely affect the then-current ratings by the Rating Agencies (or any of them) of the Notes issued by any Issuer;

(d) the New Notes have been issued by the New Issuer, the subscription proceeds received on behalf of such New Issuer and advanced by such Issuer to Funding pursuant to an Intercompany Loan Agreement (which proceeds Funding will pay to the Mortgages Trustee to increase the Funding Share of the Trust Property on the relevant date in accordance with Clause 6.2);

(e) if necessary, each Issuer, including any New Issuer (if any) has entered into appropriate hedging arrangements;

(f) as of the last day of the immediately preceding Trust Calculation Period the aggregate Current Balance of Mortgage Loans in the Trust Property which were at such time in arrears for at least 3 months is less than 4 per cent. of the aggregate Current Balance of all Mortgage Loans in the Trust Property at such time unless the Rating Agencies have confirmed that the then-current ratings of the Notes will not be adversely affected;

(g) as of the last day of the immediately preceding Trust Calculation Period the weighted average LTV ratio of Mortgage Loans in the Trust Property (after application of the LTV Test) on such date does not exceed the LTV ratio (based on the LTV Test) of Mortgage Loans in the Trust Property on the Initial Closing Date plus 0.25 per cent.;

(h) each Issuer Reserve Fund is fully funded on the relevant date up to the relevant Issuer Reserve Required Amount; and

(i) as at the most recent Payment Date no deficiency was recorded on the Issuer Principal Deficiency Ledger of any Issuer,

provided always that Funding shall not be entitled to increase the Funding Share after the Payment Date falling in January 2008 if the option to redeem the First Issuer Notes on the Payment Date in January 2008 pursuant Condition 5 of the First Issuer Notes is not exercised.

6.2 ***Completion***: Subject to satisfaction of the conditions precedent set out in Clause 6.1 (*Conditions precedent*) above, Funding shall pay to the Mortgages Trustee the consideration for such increase in the Funding Share in accordance with Clause 4 (*Consideration*).

6.3 ***Special Distribution***: The parties hereto agree that Principal Receipts received by the Mortgages Trustee from Funding in payment of a Further Contribution in accordance with Clause 4 (*Consideration*) on any date on which Funding increases the Funding Share of the Trust Property shall be payable by the Mortgage Trustee to the Seller (in its capacity as a Beneficiary of the Mortgages Trust) as a Special Distribution on such date whether or not such date is a Distribution Date. Any such Special Distribution shall reduce the Seller Share of the Trust Property by the amount of the Special Distribution.

7. **Initial Funding Share and Initial Seller Share**

7.1 *Initial Funding Share:* The "**Initial Funding Share**" of the Trust Property shall be £86.61 at the date of this Deed and £1,500,000,000 at the Initial Closing Date and the "**Initial Funding Share Percentage**" shall be the Initial Funding Share expressed as a percentage of the Trust Property at such date, that is to say, 86.61 per cent. References herein to the "**Funding Share**" shall mean, prior to the first Distribution Date, the Initial Funding Share and thereafter shall mean the Current Funding Share (as defined below).

7.2 *Initial Seller Share:* The "Initial Seller Share" of the Trust Property shall be the sum which remains of the Trust Property after deduction of the Initial Funding Share. The Initial Seller Share of the Trust Property will be £13.39 at the date of this Deed and £232,000,000 at the Initial Closing Date and the "**Initial Seller Share Percentage**" shall be equal to 100 per cent. minus the Initial Funding Share Percentage, that is to say, 13.39 per cent. The amount of the Initial Seller Share and the Initial Seller Share Percentage on the Initial Closing will be determined immediately after the Initial Closing Date. References herein to the "**Seller Share**" shall mean, prior to the first Distribution Date, the Initial Seller Share and thereafter shall mean the Current Seller Share (as defined below).

7.3 *Rounding of percentage shares:* Except for the Initial Closing Date on which the Funding Share Percentage and the Seller Share Percentage shall be calculated to two decimal places, and unless otherwise agreed by the Beneficiaries, the Current Funding Share Percentage and the Current Seller Share Percentage shall be calculated to five decimal places.

8. **Adjustment of Funding Share Percentage and Seller Share Percentage**

8.1 *Effective Periods:*

(a) Subject to Clause 8.1(b) below, the Cash Manager will (on behalf of the Mortgages Trustee and the Beneficiaries) recalculate the Funding Share, the Funding Share Percentage, the Seller Share and the Seller Share Percentage in respect of each Trust Calculation Period on the Distribution Date occurring in such Trust Calculation Period, based on the aggregate Current Balance of the Mortgage Loans constituting the Trust Property (as adjusted from time to time) on the last day of the Trust Calculation Period immediately preceding such Distribution Date.

(b) Notwithstanding Clause 8.1(a) above, if during any Trust Calculation Period the Seller assigns New Mortgage Loans to the Mortgages Trustee, the recalculation of the Funding Share, the Funding Share Percentage, the Seller Share and the Seller Share Percentage made by the Cash Manager on the Distribution Date occurring in such Trust Calculation Period will be effective only in respect of the period beginning on (and including) the first day of such Trust Calculation Period and ending on (but excluding) the first Assignment Date to occur during such Trust Calculation Period (such period in respect of such Distribution Date, an "**Interim Calculation Period**"), based on the aggregate Current Balance of the Mortgage Loans constituting the Trust Property (as adjusted from time to time) on the last day of the Trust Calculation Period immediately preceding such Distribution Date.

(c) In addition to the foregoing, if during any Trust Calculation Period the Seller assigns New Mortgage Loans to the Mortgages Trustee, the Cash Manager will (on behalf of the Mortgages Trustee and the Beneficiaries) recalculate the Funding Share, the Funding Share Percentage, the Seller Share and the Seller Share Percentage on such Assignment Date in respect of the period beginning on (and including) such Assignment Date and ending on the last day of such Trust Calculation Period (and including such last day of such Trust Calculation Period) (each such period in respect of each Assignment Date, an "**Interim Calculation Period**"), based on the aggregate Current Balance of the Mortgage Loans constituting the Trust Property (as adjusted from time to time) on such Assignment Date (after taking account of the assignment of New Mortgage Loans on such date).

The parties acknowledge and agree that the Mortgage Sale Agreement provides that (a) the Seller may not assign New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period prior to the Distribution Date in such Trust Calculation Period, and (b) the Seller may only make one assignment of New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period.

8.2 ***Current Funding Share Percentage:***

(a) On each Distribution Date (the "**Relevant Distribution Date**"), the "Current Funding Share **Percentage**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or related Interim Calculation Period, as applicable, for the purpose of calculating the distributions to be made from the Trust Property on the immediately succeeding Distribution Date, and such Current Funding Share Percentage will be an amount, expressed as a percentage (calculated to an accuracy of five decimal places (rounded upwards)), equal to:

$$\frac{A-B-C+D+E+F}{G}\times 100$$

where,

A = the Current Funding Share as calculated (a) on the Distribution Date immediately preceding such Relevant Distribution Date, or (b) in the case of the first Distribution Date, the Initial Funding Share as at the Initial Closing Date;

B = the amount of any Principal Receipts distributed to Funding on such Relevant Distribution Date in accordance with the provisions described in Clause 11 (*Distribution of Principal Receipts*) below;

C = the amount of any Losses sustained on the Mortgage Loans during the Trust Calculation Period immediately preceding such Relevant Distribution Date which have been allocated to Funding (based on (a) the Funding Share Percentage thereof calculated on the Distribution Date immediately preceding such Relevant Distribution Date (provided that the Seller had not assigned New Mortgage Loans to the Mortgages Trustee in the Trust Calculation Period immediately preceding such Relevant Distribution Date), or (b) to the extent that the Seller had assigned New Mortgage Loans to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Relevant Distribution Date, the Weighted Average Funding Share Percentage (as defined below) thereof calculated on such Relevant Distribution Date prior to the distribution to be made on such Relevant Distribution Date, or (c) in the case of the first Distribution Date, the Initial Funding Share Percentage);

D = an amount equal to any Initial Contribution paid by Funding to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Relevant Distribution Date in relation to the Funding Share of any New Trust Property assigned to the Mortgages Trustee during such Trust Calculation Period (which amount the Mortgages Trustee is required pursuant to Clause 4.3 (*Application by Mortgages Trustee*) to pay to the Seller in satisfaction of the Mortgages Trustee's obligation to pay to the Seller the Initial Purchase Price in respect of New Mortgage Loans assigned to the Mortgages Trustee during such period);

E = an amount equal to any Further Contribution paid by Funding to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Relevant Distribution Date to increase the Funding Share of the Trust Property (which amount the Mortgages Trustee is required pursuant to Clause 6.3 (*Special Distribution*) to pay to the Seller as a Beneficiary, thereby reducing the amount of the Seller Share);

F = an amount equal to any Capitalised Arrears which have been allocated to Funding during the Trust Calculation Period immediately preceding such Relevant Distribution Date (based on the Funding Share Percentage thereof calculated on the Distribution Date immediately preceding such Relevant Distribution Date or, in the case of the first Distribution Date, the Initial Funding Share Percentage);

G = the aggregate Current Balance of all the Mortgage Loans in the Trust Property as at the last day of the Trust Calculation Period immediately preceding such Relevant Distribution Date, after (i) taking account of the assignment, if any, of New Mortgage Loans during the Trust Calculation Period immediately preceding such Relevant Distribution Date, (ii) making the distributions, allocations and additions referred to in (B), (C), (D), (E) and (F) above, (iii) taking account of any distributions of Principal Receipts to the Seller (including the payment of any Special Distribution to the Seller), the amount of any Losses allocated to the Seller and the amount of any other additions to or removals from the Trust Property during such Trust Calculation Period, including without limitation, any additions to the Trust

Property resulting from Cash Re-draws and Non-Cash Redraws by Borrowers under Flexible Mortgage Loans which are in the Trust Property or (if the Seller subsequently elects not to repurchase Mortgage Loans which are the subject of Further Advances from the Mortgages Trustee) Further Advances assigned by the Seller and (iv) making the adjustments referred to in paragraphs (a) through (e) of Clause 8.5 (*Adjustments to Trust Property*) (inclusive) below.

(b) If during any Trust Calculation Period the Seller assigns New Mortgage Loans to the Mortgages Trustee, the Cash Manager will recalculate the Current Funding Share Percentage on each such Assignment Date (the "**Relevant Assignment Date**") in respect of the related Interim Calculation Period, for the sole purpose of calculating the distributions to be made from the Trust Property on the immediately succeeding Distribution Date, and such Current Funding Share Percentage will be an amount, expressed as a percentage (calculated to an accuracy of five decimal places (rounded upwards)), equal to:

$$\frac{A+D}{G}\times 100$$

where,

A = the Current Funding Share as calculated on the Distribution Date immediately preceding such Relevant Assignment Date;

D = an amount equal to any Initial Contribution paid by Funding to the Mortgages Trustee on such Relevant Assignment Date in relation to the Funding Share of any New Mortgage Loans assigned to the Mortgages Trustee on such Relevant Assignment Date (which amount the Mortgages Trustee is required pursuant to Clause 4.3 (*Application by Mortgages Trustee*) to pay to the Seller in satisfaction of the Mortgages Trustee's obligation to pay to the Seller the Initial Purchase Price in respect of New Mortgage Loans assigned to the Mortgages Trustee on such Relevant Assignment Date); and

G = the sum of (a) the aggregate Current Balance of all of the Mortgage Loans in the Trust Property as of the last day of the Trust Calculation Period immediately preceding such Relevant Assignment Date, and (b) the aggregate Current Balance of the New Mortgage Loans assigned to the Mortgages Trustee on such Relevant Assignment Date.

8.3 ***Weighted Average Funding Share Percentage:*** On any Distribution Date in respect to which the Seller had assigned New Mortgage Loans to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date, the Cash Manager (on behalf of the Beneficiaries) will calculate (for the sole purpose of making the distributions to be made on such Distribution Date) the weighted average of the Current Funding Share Percentages that were calculated previously in respect of each Interim Calculation Period occurring in such immediately preceding Trust Calculation Period based on the amount of

Revenue Receipts and Principal Receipts received, and Losses sustained, during each such Interim Calculation Period. The "**Weighted Average Funding Share Percentage**" for any such Distribution Date will be equal to:

(a) in respect of the distribution of Revenue Receipts to be made on such Distribution Date, the sum, in respect of all Interim Calculation Periods during the Trust Calculation Period immediately preceding such Distribution Date, of (i) for each Interim Calculation Period during such Trust Calculation Period, the product of (1) the related Current Funding Share Percentage for such Interim Calculation Period, and (2) the amount of all Revenue Receipts received by the Mortgages Trustee during such Interim Calculation Period, divided by (ii) the aggregate of all Revenue Receipts received by the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date;

(b) in respect of the distribution of Principal Receipts to be made on such Distribution Date, the sum, in respect of all Interim Calculation Periods during the Trust Calculation Period immediately preceding such Distribution Date, of (i) for each Interim Calculation Period during such Trust Calculation Period, the product of (1) the related Current Funding Share Percentage for such Interim Calculation Period, and (2) the amount of all Principal Receipts received by the Mortgages Trustee during such Interim Calculation Period, divided by (ii) the aggregate of all Principal Receipts received by the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date; and

(c) in respect of the allocation of Losses to be made on such Distribution Date, the sum, in respect of all Interim Calculation Periods during the Trust Calculation Period immediately preceding such Distribution Date, of (i) for each Interim Calculation Period during such Trust Calculation Period, the product of (1) the related Current Funding Share Percentage for such Interim Calculation Period, and (2) the amount of all Losses sustained on the Mortgage Loans during such Interim Calculation Period, divided by (ii) the aggregate of all Losses sustained on the Mortgage Loans during the Trust Calculation Period immediately preceding such Distribution Date.

8.4 ***Current Funding Share:***

(a) On each Distribution Date, the "**Current Funding Share**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or the related Interim Calculation Period, as applicable, and will be an amount equal to:

$$A - B - C + D + E + F$$

where "A", "B", "C", "D" "E" and "F" have the meanings specified in Clause 8.2(a) above.

(b) On each Assignment Date, the Current Funding Share will be calculated by the Cash Manager in respect of the related Interim Calculation Period and will be an amount equal to:

$$A + D$$

where "A" and "D" have the meanings specified in Clause 8.2(b) above.

8.5 ***Adjustments to Trust Property:*** If any of the following events has occurred in the Trust Calculation Period immediately preceding the Relevant Distribution Date, then (subject to the Cash Manager receiving notice or otherwise being aware of the occurrence of the event) for the purposes of the calculation in "G" of Clauses 8.2(a) or 8.2(b) above, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be reduced or, as the case may be, deemed to be reduced:

(a) any Borrower exercises a right of set-off in relation to any Mortgage Loan in the Trust Property so that the amount of principal and/or interest owing under such Mortgage Loan is reduced but no corresponding payment is received by the Mortgages Trustee, in which event the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be reduced by an amount equal to the amount so set-off by such Borrower; and/or

(b) a Mortgage Loan or (as applicable) its Related Security (i) is in breach of the Loan Warranties in the Mortgage Sale Agreement as at the Initial Closing Date or, as the case may be, the relevant Assignment Date or (ii) is the subject of a Product Switch or a Further Advance in respect of which the Seller has elected to repurchase the relevant Mortgage Loan, and the Seller fails to repurchase the relevant Mortgage Loan or Mortgage Loans under the relevant Mortgage Account and their Related Security as required by the terms of the Mortgage Sale Agreement; in which event the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to the Current Balance of the relevant Mortgage Loan or Mortgage Loans under the relevant Mortgage Account (together with Arrears of Interest and Accrued Interest) which the Seller has failed to repurchase; and/or

(c) the Security Trustee is notified that a Flexible Mortgage Loan or part thereof has been determined by a court judgment on the point or as a result of a determination by a relevant regulatory authority (whether or not in relation to an analogous flexible mortgage loan product of another UK mortgage lender):

(i) to be unenforceable; and/or

(ii) not to fall within the first ranking charge by way of legal mortgage over the relevant Mortgaged Property,

and, in either case, such Flexible Mortgage Loan is not otherwise subject to the repurchase obligation under the Mortgage Sale Agreement, in which event, the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to that portion of the Current Balance of the Flexible Mortgage Loan which is so determined to be unenforceable or not to fall within the first ranking charge by way of legal mortgage over the relevant Mortgaged Property; and/or

(d) the Seller would be required to repurchase a Mortgage Loan and its Related Security in accordance with the terms of the Mortgage Sale Agreement, but such Mortgage Loan and its Related Security are not capable of being repurchased; in which event the aggregate Current Balance of the Mortgage Loans constituting the Trust Property shall be deemed to be reduced for the purposes of the calculation in "G" above by an amount equal to the Current Balance of the relevant Mortgage Loan (together with Arrears of Interest and Accrued Interest) which is not capable of being repurchased; and/or

(e) the Seller breaches any other material warranty under the Mortgage Sale Agreement and/or (for so long as it is the Administrator) the Administration Agreement, in which event the aggregate Current Balance of Mortgage Loans constituting the Trust Property shall be deemed for the purposes of the calculation in "G" above to be reduced by an amount equivalent to all losses, costs, liabilities, claims, expenses and damages incurred by the Beneficiaries as a result of such breach.

The reductions and deemed reductions set out in paragraphs (a), (b), (c), (d) and (e) of this Clause and any resulting loss shall, subject to Clause 9.1 (*Initial Minimum Seller Share*), be made only to the Seller Share of the Trust Property (or for the purposes of calculating the Seller Share of the Trust Property as the case may be) until the Seller Share is zero. If at, or any time after the Initial Closing Date the Mortgages Trustee holds, or there is held to its order, or it receives, or there is received to its order, any property, interest, right or benefit relating to the whole or that portion of any Mortgage Loan and its Related Security which is or has been subject to any matter described in paragraphs (a) though (d) above and in respect of which the Seller Share of the Trust Property has been reduced or deemed reduced the Mortgages Trustee will remit, assign or transfer the same to the Seller, as the case may require, and until it does so or to the extent that the Mortgage Trustee is unable to effect such remittance, assignment or transfer, the Mortgages Trustee will hold such property, interest, right or benefit and/or the proceeds thereof upon trust absolutely for the Seller (separate from the Mortgages Trust).

8.6 ***Current Seller Share Percentage:***

(a) On each Distribution Date, the "**Current Seller Share Percentage**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or the related Interim Calculation Period, as applicable, and the distributions to be made from the Trust Property on the immediately succeeding Distribution Date, and will be an amount equal to:

$$100\% - \textit{Current Funding Shares Percentage}$$

where the Current Funding Share Percentage is calculated on such Distribution Date in accordance with Clause 8.2(a) above.

(b) On each Assignment Date, the Cash Manager will recalculate the Current Seller Share Percentage in respect of the related Interim Calculation Period and the distributions to be made from the Trust Property on the immediately succeeding Distribution Date and will be an amount equal to:

100% – Current Funding Share Percentage

where the Current Funding Share Percentage is as calculated on such Assignment Date in accordance with Clause 8.2(b) above.

8.7 ***Weighted Average Seller Share Percentage:*** On any Distribution Date in respect of which the Seller had assigned New Mortgage Loans to the Mortgages Trustee during the Trust Calculation Period immediately preceding such Distribution Date, the Cash Manager will calculate (for the sole purpose of making the distributions to be made on such Distribution Date) the weighted average of the Seller Share Percentages that were calculated previously in respect of the Revenue Receipts and Principal Receipts received, and Losses sustained, during each Interim Calculation Period occurring in such immediately preceding Trust Calculation Period and will be an amount equal to:

(a) in respect of the distribution of Revenue Receipts to be made on such Distribution Date:

100% – Weighted Average Funding Share Percentage

where such Weighted Average Funding Share Percentage is as calculated in Clause 8.3(a) above;

(b) in respect of the distribution of Principal Receipts to be made on such Distribution Date:

100% - Weighted Average Funding Share Percentage

where such Weighted Average Funding Share Percentage is as calculated in Clause 8.3(b) above; and

(c) in respect of the allocation of Losses to be made on such Distribution Date:

100% - Weighted Average Funding Share Percentage

where such Weighted Average Funding Share Percentage is as calculated in Clause 8.3(c) above.

8.8 ***Current Seller Share:***

(a) On each Distribution Date, the "**Current Seller Share**" will be calculated by the Cash Manager in respect of the then-current Trust Calculation Period or the related Interim Calculation Period, as applicable, and will be an amount equal to:

G – Current Funding Share

where "G" has the meaning given in Clause 8.2(a) above, and where "Current Funding Share" has the meaning given in Clause 8.4(a) above.

(b) On each Assignment Date, the Current Seller Share will be calculated by the Cash Manager in respect of the related Interim Calculation Period and will be an amount equal to:

G – Current Funding Share

where "G" has the meaning given in Clause 8.2(b) above, and where "Current Funding Share" has the meaning given in Clause 8.4(b) above.

8.9 ***Funding Share/Seller Share:*** Neither the Funding Share nor the Seller Share may be reduced below zero. At all times the Funding Share Percentage and the Seller Share Percentage shall be equal to 100 per cent. of the Trust Property.

8.10 ***Adjustments on Distribution Dates:*** In calculating and making the distributions to be made on each Distribution Date, the Mortgages Trustee will be obliged to and will procure that the Cash Manager will take account of and make adjustments to such calculations and distributions in order that:

(a) any increase in the Funding Share as a result of the payment by Funding to the Mortgages Trustee of any Contribution (excluding any Deferred Contribution) during the Trust Calculation Period immediately preceding such Distribution Date (or during any Interim Calculation Period during such Trust Calculation Period) has taken effect or is deemed to have taken effect as an increase in the Funding Share of the Trust Property from the date on which such Contribution was paid to the Mortgages Trustee in accordance with the terms of this Deed; and

(b) any decrease in the Seller Share as a result of the payment to the Seller by the Mortgages Trustee of any Special Distribution has taken effect or is deemed to have taken effect as a decrease in the Seller Share of the Trust Property from the date on which such Special Distribution was paid to the Seller in accordance with the terms of this Deed.

9. Minimum Seller Share

9.1 ***Initial Minimum Seller Share:*** The Seller Share of the Trust Property includes an amount equal to the Minimum Seller Share. Unless and until the Funding Share of the Trust Property is in an amount equal to zero, the Seller will not be entitled to receive Principal Receipts which would reduce the Seller Share of the Trust Property to an amount less than the

Minimum Seller Share and the Seller consents and directs the Mortgages Trustee accordingly.

9.2 ***Fluctuation of Minimum Seller Share on each Distribution Date:***

(a) At the Initial Closing Date, the Minimum Seller Share will be £50,000,000. The amount of the Minimum Seller Share will be recalculated on each Distribution Date in accordance with the following formula:

$$X + Y + Z$$

where:

X = 2.0% of the aggregate Current Balance of all Mortgage Loans comprised in the Trust Property as at the last day of the immediately preceding Trust Calculation Period;

Y = the product of: (p x q) x r where:

p = 8%;

q = the "Flexible Cash Re-Draw Capacity", being an amount equal to the difference between (i) the maximum amount of Cash Re-draws that Borrowers may draw under Flexible Mortgage Loans included in the Trust Property (whether or not drawn) as at the last day of the immediately preceding Trust Calculation Period and (ii) the aggregate Current Balance of Cash Re-draws which form part of the Trust Property as at the last day of the immediately preceding Trust Calculation Period; and

r = 3; and

Z = the aggregate Current Balance of Re-Draws in the Trust Property as at the last day of the immediately preceding Trust Calculation Period.

9.3 ***Recalculation of Minimum Seller Share following occurrence of exceptional events:*** The calculation of the Minimum Seller Share in accordance with Clause 9.2 (*Fluctuation of Minimum Seller Share on each Distribution Date*) above will be recalculated by the Cash Manager with the agreement of the parties hereto subject to the approval of the Rating Agencies if the Seller merges or otherwise combines its business with another bank or other financial institution so as to increase the risks associated with Borrowers holding deposits in Northern Rock accounts.

10. **Distribution of Revenue Receipts**

10.1 ***Distribution of Third Party Amounts:*** Pursuant to the Cash Management Agreement, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) will deduct, as and when identified, Third Party Amounts from the Revenue Receipts standing to the credit of the Mortgages Trustee GIC Account or other Mortgages Trustee Bank Account, and pay over the same to the proper recipients thereof. The Mortgages Trustee and the Beneficiaries hereby consent to such deductions.

10.2 ***Distribution of Mortgages Trustee Available Revenue Receipts:*** Subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*), on each Distribution Date the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) will distribute Mortgages Trustee Available Revenue Receipts as follows:

(a) *firstly*, in no order of priority between them but in or towards satisfaction pro rata according to the respective amounts due of:

(i) any fees, costs, charges, liabilities and expenses then due or to become due to the Mortgages Trustee under the provisions of this Deed together with (if applicable) VAT thereon (to the extent not already included) as provided herein; and

(ii) any amounts due and payable by the Mortgages Trustee to third parties in respect of the Mortgages Trust but only if incurred without breach by the Mortgages Trustee of the documents to which it is a party and payment has not been provided for elsewhere;

(b) *secondly*, in no order of priority between them but in or towards satisfaction pro rata according to the respective amounts due of:

(i) any remuneration then due and payable to the Administrator and any costs, charges, liabilities and expenses then due or to become due to the Administrator under the provisions of the Administration Agreement prior to the immediately succeeding Distribution Date, in each case together with (if applicable) VAT thereon (to the extent not already included) as provided therein; and

(ii) any remuneration then due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due to the Cash Manager under the provisions of the Cash Management Agreement prior to the immediately succeeding Distribution Date, in each case together with (if applicable) VAT thereon (to the extent not already included) as provided therein;

(c) *thirdly*, in no order of priority between them but in proportion to the respective amounts due, and subject to the proviso below, to pay Mortgages Trustee Available Revenue Receipts to:

(i) (subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*)) the Seller in an amount determined by multiplying the total amount of the remaining Mortgages Trustee Available Revenue Receipts by the Current Seller Share Percentage of the Trust Property, as determined on the immediately preceding Distribution Date or, in the case of the first Distribution Date, the Initial Seller Share Percentage; and

(ii) (subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*)) Funding in an amount equal to:

(A) the lesser of (x) an amount determined by multiplying the total amount of the remaining Mortgages Trustee Available Revenue Receipts by the Current Funding Share Percentage of the Trust Property, as determined on the immediately preceding Distribution Date or, in the case of the first Distribution Date, the Initial Funding Share Percentage) and (y) the aggregate of Funding's revenue obligations on the immediately succeeding Payment Date under the relevant Funding Pre-Enforcement Revenue Priority of Payments or the Funding Post-Enforcement Priority of Payments (but excluding any principal amount due under any Intercompany Loan and any amount due under Item (P) of the Funding Pre-Enforcement Revenue Priority of Payments and/or Item (F) of the Funding Post-Enforcement Priority of Payments), *less*

(B) (in each case only to the extent that such amounts of interest or other income would not otherwise be payable under any Intercompany Loan made by any Issuer or, as applicable, any Notes issued by any Issuer, on the immediately succeeding Payment Date) the sum of (i) interest or other income credited or to be credited to each Funding Bank Account on the immediately succeeding Payment Date (ii) all other income (not derived from the distribution of Revenue Receipts under this Deed) which will constitute Funding Available Revenue Receipts and/or Issuer Available Revenue Receipts on the immediately succeeding Payment Date; and

(d) *finally*, any excess remaining after items (a) to (c) above, to which Funding is entitled (but which as a result of the set-off pursuant to this Deed is not paid to Funding on such Distribution Date) towards payment of any amounts of Deferred Purchase Price due to the Seller under the terms of the Mortgage Sale Agreement, which payment also satisfies Funding's obligation to pay on such date to the Mortgages Trustee a Deferred Contribution for the Funding Share of the Trust Property;

PROVIDED THAT if an Assignment Date has occurred during the Trust Calculation Period immediately preceding such Distribution Date, then the Cash Manager will use (i) the Weighted Average Seller Share Percentage (instead of the Current Seller Share Percentage) as calculated pursuant to Clause 8.7(a) above in determining the amount of Mortgages Trustee Available Revenue

Receipts to distribute to the Seller pursuant to Clause 10.2(c)(i) above, and (ii) the Weighted Average Funding Share Percentage (instead of the Current Funding Share Percentage) as calculated pursuant to Clause 8.3(a) above in determining the amount of Mortgages Trustee Available Revenue Receipts to distribute to Funding pursuant to Clause 10.2(c)(ii)(A) above.

11. **Distribution of Principal Receipts**

11.1 ***Distribution of Principal Receipts prior to the occurrence of a Trigger Event:*** Subject as provided in Clause 8.8 (*Adjustments on Distribution Dates*), prior to the occurrence of a Trigger Event (and whether or not there has been an enforcement of the Funding Security or any Issuer Security), on each Distribution Date, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) shall, subject to the provisos below, distribute Principal Receipts as follows:

(a) to the Seller an amount in respect of any Special Distribution (if any) which is then payable to the Seller under Clause 6.3 (*Special Distribution*) above;

(b) to Funding an amount in respect of each Issuer which is equal to the lesser of:

(i) the principal amount due on the Intercompany Loan of such Issuer equal to the Controlled Amortisation Amount due, if any, on the Payment Date immediately succeeding such Distribution Date; and

(ii) an amount equal to:

$$\text{Mortgages Trustee Principal Receipts} \times \text{Current Funding Share Percentage} \times \frac{\text{Outstanding Principal Balance on such Issuer's Intercompany Loan}}{\text{Aggregate Outstanding Principal Balance on all Intercompany Loans}}$$

(c) to Funding an amount in respect of each Issuer towards any principal amount remaining due (following the payment to Funding set forth in (b) above) on the immediately succeeding Payment Date under any Intercompany Loan; and

(d) all remaining Principal Receipts to the Seller (as Beneficiary),

PROVIDED THAT in relation to (a) through (d) above the following rules (the "**Rules for the application of Mortgages Trustee Principal Receipts**") shall apply:

(1) If the Notes of any Issuer have become immediately due and payable as a result of the service of a Note Enforcement Notice or if the Intercompany Loan of any Issuer (and the other Intercompany Loans of any other Issuers) have become immediately due and payable as a result of the service of an Intercompany Loan Enforcement Notice, or otherwise upon the occurrence of any Trigger Event, principal payments in respect of the Intercompany Loan of that Issuer may be made in excess of any Controlled Amortisation Amount and paragraph (b)(i) above shall no longer apply in relation to that Issuer and, except following a Non-Asset Trigger Event, the amount of Principal Receipts to be distributed to Funding in respect of that

Issuer on that Distribution Date may not exceed the amount determined under paragraph (b)(ii) above.

(2) If the Notes of any Issuer have become immediately due and payable as a result of the service of a Note Enforcement Notice or if the Intercompany Loan of any Issuer (and the other Intercompany Loans of any other Issuers) have become immediately due and payable as a result of the service of an Intercompany Loan Enforcement Notice, then for the purpose of calculating the amount in respect of that Issuer under paragraph (b)(ii) above, that amount may be reduced to the extent of any remaining amounts standing to the credit of the Issuer Reserve Ledger and/or the Issuer Liquidity Reserve Ledger (if any) for that Issuer which are to be utilised on the immediately succeeding Payment Date to repay principal on that Issuer's Intercompany Loan, but only to the extent that those amounts would not otherwise be payable on that Intercompany Loan on that Payment Date.

(3) The amount of Principal Receipts payable to Funding in respect of each Issuer on a Distribution Date will be reduced in proportion to the aggregate of the Issuer Available Revenue Receipts of that Issuer which are to be applied on the immediately succeeding Payment Date in reduction of deficiencies recorded on the Issuer Principal Deficiency Ledger of that Issuer, but only to the extent that the Issuer Available Revenue Receipts which are to be so applied on that Payment Date would not otherwise be payable as principal on the relevant Notes on that Payment Date.

(4) For the purpose of determining the Principal Receipts to be distributed to Funding in respect of the amount due on the Intercompany Loan of any Issuer under (b) and (c) above, the Outstanding Principal Balance of that Intercompany Loan shall be deemed to be reduced by the amount of:

(a) any deficiency recorded on the Issuer Principal Deficiency Ledger of that Issuer as at that Distribution Date, but only to the extent that such deficiency has arisen under a result of (i) Losses on the Mortgage Loans allocated by Funding to that Issuer and/or (ii) the application of Funding Available Principal Receipts to fund the Issuer Liquidity Reserve Fund of that Issuer but not as a result of any other principal deficiency of that Issuer; and

(b) the Outstanding Principal Balance as at such Distribution Date of any Special Repayment Notes issued by that Issuer.

(5) Funding will not be entitled to receive and the Cash Manager shall procure that Funding does not receive any amount of Principal Receipts from the Mortgages Trustee on a Distribution Date which is not required by Funding to repay principal falling due on any Intercompany Loan on the immediately succeeding Payment Date in order to fund payments of principal falling due on any Notes issued by any Issuer on that Payment date.

(6) The Mortgages Trustee will not distribute any Overpayment (other than a Capital Overpayment) in respect of any Non-Flexible Mortgage Loan until the first Distribution Date following December 31 of the year in which such Overpayment is received; provided that if a

Borrower has made an Underpayment of principal in respect of such Non-Flexible Mortgage Loan following the Overpayment then the Mortgages Trustee will distribute principal in an amount up to the amount of such Underpayment (but not exceeding the amount of the Overpayment previously made) on the immediately succeeding Distribution Date.

(7) If an Assignment Date has occurred during the Trust Calculation Period immediately preceding a Distribution Date, then the Cash Manager shall use the Weighted Average Funding Share Percentage (instead of the Current Funding Share Percentage) as calculated pursuant to Clause 8.3(b) above in determining the amount of Mortgages Trustee Principal Receipts to be distributed to Funding in respect of each Issuer pursuant to Clause 11.1(b)(ii) above.

11.2 ***Distribution of Principal Receipts following the occurrence of an Asset Trigger Event:*** After the occurrence of an Asset Trigger Event, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) shall, on each Distribution Date, apply all Principal Receipts between Funding and the Seller, in no order of priority between them and *pro rata* according to the Funding Share Percentage of the Trust Property and the Seller Share Percentage of the Trust Property respectively (and, for the avoidance of doubt, such payments may reduce the Seller Share to an amount less than the Minimum Seller Share), PROVIDED THAT if an Assignment Date has occurred in the Trust Calculation Period immediately preceding any such Distribution Date, the Cash Manager will apply all Principal Receipts between Funding and the Seller *pro rata* according to the Weighted Average Funding Share Percentage (as calculated pursuant to Clause 8.3(b) above) and Weighted Average Seller Share Percentage (as calculated pursuant to Clause 8.7(b) above) for such Distribution Date.

11.3 ***Distribution of Principal Receipts following the occurrence of a Non-Asset Trigger Event:*** After the occurrence of a Non-Asset Trigger Event and until the occurrence of an Asset Trigger Event, the Cash Manager (at the direction of the Mortgages Trustee acting on behalf of the Beneficiaries at their direction and with their consent which is hereby given) shall, on each Distribution Date, apply all Principal Receipts to Funding until the Funding Share of the Trust Property has been reduced to zero and shall thereafter, on each Distribution Date, apply all Principal Receipts to the Seller.

12. Allocation of Losses

Subject as provided otherwise herein (including Clause 8.4 (*Adjustments to Trust Property*) of this Deed), all Losses sustained on the Mortgage Loans during a Trust Calculation Period shall be applied in reducing *pro rata* both the Funding Share and the Seller Share of the Trust Property on the Distribution Date immediately succeeding such Trust Calculation Period by multiplying the Losses sustained in such relevant Trust Calculation Period by the Current Funding Share Percentage (as calculated on the Distribution Date immediately preceding such Trust Calculation Period), PROVIDED THAT, if during the Trust Calculation Period immediately preceding a Distribution Date the Seller had assigned New Mortgage Loans to the Mortgages Trustee, such Losses shall be multiplied by the Weighted Average Funding Share Percentage (as calculated on such Distribution Date pursuant to Clause 8.3(c) above) rather than the Current Funding Share Percentage. The remainder of such Losses shall be allocated to the Seller.

13. **Overpayments**

13.1 ***Non-Flexible Mortgage Loans***: The Mortgages Trustee shall not distribute to the Beneficiaries any Overpayment in respect of any Non-Flexible Mortgage Loan which does not constitute a Capital Payment until the first Distribution Date following 31st December of the year in which such Overpayment is received, save to the extent that any such Overpayment by a Borrower is applied in reduction of an Underpayment by such Borrower in respect of such Mortgage Loan prior to such date. Any such Overpayment shall be retained in the Mortgages Trustee GIC Account and the Cash Manager will maintain a separate ledger to record its receipt and subsequent payment from time to time. Where any such Overpayment has been made in error the Cash Manager and/or the Administrator will be authorised to refund the amount of such Overpayment to the relevant Borrower at any time prior to 31st December of the year in which such Overpayment was made.

13.2 ***Flexible Mortgage Loans***: Overpayments in respect of any Flexible Mortgage Loan will not be retained in the Mortgages Trustee GIC Account but will be distributed to the Beneficiaries on the immediately succeeding Distribution Date as Principal Receipts.

14. **Arrears**

The aggregate Current Balance of the Mortgage Loans in the Mortgages Trust will be increased at any time by the amount in which the Mortgage Loans that have been assigned to the Mortgages Trust are in arrears and those arrears have been capitalised. Such increase shall be allocated to the Beneficiaries at any time in proportion to their respective percentage shares in the Trust Property as determined in respect of the Trust Calculation Period or Interim Calculation Period, as the case may be, in which the arrears occur.

15. **Ledgers**

The Mortgages Trustee shall maintain, or shall procure that the Cash Manager shall maintain, the following Mortgages Trustee Ledgers:

(a) the Principal Ledger, which shall record all receipts of Principal Receipts and distribution of the same to Funding and the Seller;

(b) the Revenue Ledger, which shall record all receipts of Revenue Receipts and distribution of the same in accordance with this Deed;

(c) the Losses Ledger, which shall record Losses in relation to the Mortgage Loans;

(d) the Funding Share/Seller Share Ledger which shall record the Funding Share, the Seller Share of the Trust Property, the Funding Share Percentage and the Seller Share Percentage;

(e) the Overpayments Ledger; which shall be divided into sub ledgers to record (i) Overpayments on Non-Flexible Mortgage Loans received into and paid out of the Mortgages Trustee GIC Account from time to time and (ii) Overpayments on Flexible Mortgage Loans;

(f) the Non-Flexible Underpayments Ledger; which shall record Underpayments on Non-Flexible Mortgage Loans from time to time;

(g) the Re-Draw Ledger, which shall be divided into sub ledgers to record (i) Cash Re-Draws made in respect of Flexible Mortgage Loans and (ii) Non-Cash Re-Draws made in respect of Flexible Mortgage Loans; and

(h) the Contributions Ledger, which will be divided into sub ledgers to record (i) the making by Funding of Contributions to the Mortgages Trust, (ii) the making by the Seller of Contributions to the Mortgages Trust and the application of such Contributions by the Mortgages Trustee in payment to the Seller of (a) amounts of Initial Purchase Price for the sale of any New Mortgage Portfolio which is acquired by the Mortgages Trustee from the Seller under the provisions of the Mortgage Sale Agreement or (b) amounts of Deferred Purchase Price in accordance with the Mortgage Sale Agreement or (c) any Special Distribution in accordance with the Mortgages Trust Deed.

16. **Fees and Expenses of the Mortgages Trustee**

16.1 ***Remuneration:*** The Mortgages Trustee shall be entitled to charge and be remunerated for the work undertaken by it as trustee of the trusts created by this Deed. The remuneration shall be on such terms (if any) as the Mortgages Trustee may from time to time agree with the Beneficiaries in writing.

16.2 ***Expenses and Liabilities:*** Each Beneficiary shall indemnify the Mortgages Trustee from time to time with such regularity as is reasonably agreed between the parties, in respect of the Funding Share and the Seller Share, respectively, of the documentable costs, expenses and/or liabilities directly and properly incurred by the Mortgages Trustee in performing its obligations hereunder or otherwise in acting as trustee in accordance with the terms of this Deed and the other Transaction Documents to which the Mortgages Trustee is a party inclusive (if applicable) of any amounts in respect of Irrecoverable VAT incurred in respect of such costs and expenses.

17. **Directions from Beneficiaries**

17.1 ***Administration Agreement and Cash Management Agreement:*** On the Initial Closing Date the Mortgages Trustee shall enter into the Administration Agreement and the Cash Management Agreement.

17.2 ***Directions from Beneficiaries:*** Subject to Clause 17.3 (No Breach) below, the Mortgages Trustee covenants with the Beneficiaries that the Mortgages Trustee shall take all necessary steps and do everything which both Funding and the Seller (acting together) may reasonably request or direct it to do in order to give effect to the terms of this Deed or the other Transaction Documents to which the Mortgages Trustee is a party; provided that at any time after the Funding Share has been reduced to zero the Mortgages Trustee shall not be required to act at the direction of both Funding and the Seller (acting together) and shall instead act in accordance with any direction given solely by the Seller.

17.3 ***No breach:*** Each of Funding and the Seller covenant with each other and with the Mortgage Trustee that neither shall direct or request the Mortgages Trustee to do any act or thing which breaches the terms of, or is otherwise expressly dealt with (such that the Mortgages Trustee has no discretion) under any of the Transaction Documents.

17.4 ***No requirement to act:*** The Mortgages Trustee will not be bound and shall have no power to take any proceedings, actions or steps under or in connection with any of this Deed or the other Transaction Documents to which it is a party unless:

(a) it shall have been directed to do so by the Beneficiaries or it is required to do so under any express provision of this Deed or the other Transaction Documents (but subject to Clause 17.2 (*Directions from Beneficiaries*) in respect of conflict of directions); and

(b) it shall have been indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may be or become liable and all costs, charges and expenses which may be incurred by it in connection therewith and the terms of such indemnity may include the provision of a fighting fund, non-recourse loan or other similar arrangement.

17.5 ***Covenant of the Mortgages Trustee:*** Subject to Clause 17.2 (Directions from Beneficiaries) the Mortgages Trustee covenants with each of the Seller and Funding to exercise all of its rights arising under or in respect of the Trust Property (including without limitation any rights of enforcement) for the benefit of and on behalf of the Beneficiaries.

18. Early Termination of the Mortgages Trust

Prior to its termination in accordance with Clause 26 (*Termination*), the Mortgages Trust constituted by this Deed may be terminated at the option of the Seller, following a request in writing by the Seller to the Mortgages Trustee (which shall be copied to Funding and the Cash Manager) at any time on or after the date on which all of the Intercompany Loans have been repaid in full or there is no further claim under any Intercompany Loan and/or the Funding Share of the Trust Property is reduced to zero or such other date as may be agreed in writing between the Mortgages Trustee, Funding and the Seller.

19. Audit of Mortgage Loans constituting the Trust Property

If the long term, unsecured, unguaranteed and unsubordinated debt obligations of the Seller fall below A3 by Moody's then, if required by Moody's, the Beneficiaries shall appoint a firm of independent auditors (approved by the Rating Agencies) to determine whether the Mortgage Loans and their Related Security (or any part of them) constituting the Trust Property complied with the representations and warranties set out in Schedule 1

(*Representations and Warranties*) of the Mortgage Sale Agreement as at the date such Mortgage Loans were assigned to the Mortgages Trustee. The costs of such independent auditors shall be borne by the Beneficiaries *pro rata* according to their respective current percentage shares in the Trust Property.

20. **Transfers**

20.1 ***Funding shall not assign:*** Subject to the right of Funding to assign by way of security its right, title, benefit and interest in the Trust Property and/or under this Deed to the Security Trustee under the Funding Deed of Charge and subject to the right of the Security Trustee or a Receiver to sell the Funding Share of the Trust Property and/or such right and interest under this Deed following the service of an Intercompany Loan Enforcement Notice (which right is hereby conferred), Funding covenants with the Seller that it shall not, and shall not purport to, sell, assign, transfer, convey, charge, declare a trust over, create any beneficial interest in, or otherwise dispose of the Funding Share in the Trust Property, or any of Funding's rights, title, interest or benefit in any of the Mortgage Portfolio or the Trust Property.

20.2 ***Seller shall not assign:*** The Seller covenants with Funding that it shall not, and shall not purport to, sell, assign, transfer, convey, charge, declare a trust over, create any beneficial interest in, or otherwise dispose of the Seller Share in the Trust Property or any of the Seller's rights, title, interest or benefit in the Trust Property, other than pursuant to the Transaction Documents.

21. **Representations and Covenants**

21.1 ***Representations:*** On the date hereof, each of the parties to this Deed makes the representations and warranties set out in Schedule 1 to this Deed to each of the other parties hereto.

21.2 ***Covenants of the Mortgages Trustee:*** Save with the prior written consent of or at the direction of the Beneficiaries or as provided in or envisaged by this Deed and/or the other Transaction Documents, the Mortgages Trustee shall not, so long as it is acting as Mortgages Trustee hereunder:

(a) *Negative Pledge:* create or permit to subsist any mortgage, pledge, lien, charge or other security interest whatsoever (unless arising by operation of law), upon the whole or any part of its assets (including any uncalled capital) or its undertakings (present or future) or (to the extent that it is within the control of the Mortgages Trustee) upon the whole or any part of the Trust Property;

(b) *Disposal:* transfer, sell, lend, part with or otherwise dispose of, or deal with, or grant any option or present or future right to acquire any of its assets or undertakings or (to the extent that it is within the control of the Mortgages Trustee) the Trust Property or any interest, estate, right, title or benefit therein or thereto or agree or attempt or purport to do so;

(c) *Equitable Interest:* knowingly permit any person other than the Beneficiaries to have any equitable interest in any of its assets or undertakings or (to the extent that it is within the control of the Mortgages Trustee) the Trust Property or any interest, estate, right, title or benefit therein;

(d) *Bank Accounts:* have an interest in any bank account, other than as set out in the Transaction Documents.

(e) *Restrictions on Activities:* carry on any business other than as described in this Deed and the Transaction Documents;

(f) *Borrowings:* incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any such indebtedness;

(g) *Merger:* consolidate or merge with any other person or convey or transfer its properties or assets substantially or as an entirety to any other person;

(h) *Premises or Employees:* have any premises or employees or subsidiaries; or

(i) *Further shares:* issue any further shares;

(j) *United States activities:* engage in any activities in the United States (directly or through agents) or derive any income from United States sources as determined under United States income tax principles or hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles.

22. **Power to Delegate**

22.1 ***Power to delegate:*** Subject to Clause 22.2 (No further appointments), the Mortgages Trustee may (notwithstanding any rule of law or equity to the contrary) delegate (revocably or irrevocably and for a limited or unlimited period of time) the performance of all or any of its obligations and the exercise of all or any of its powers under this Deed or imposed or conferred on it by law or otherwise to any person or body of persons fluctuating in number selected by it and any such delegation may be by power of attorney or in such other manner as the Mortgages Trustee may think fit and may be made upon such terms and conditions (including the power to sub-delegate) as the Mortgages Trustee may think fit.

22.2 ***No further appointments:*** Notwithstanding the provisions of Clause 22.1 (Power to delegate), the Mortgages Trustee shall not appoint any agent, attorney or other delegate having power to act in respect of the Trust Property unless it is directed in writing to do so by the Beneficiaries. The appointment of any agent, attorney or other delegate hereunder above shall terminate immediately upon the occurrence of a Trigger Event.

23. **Powers of Investment**

The Mortgages Trustee may invest, and may appoint the Cash Manager to invest on its behalf, any amounts standing to the credit of the Mortgages Trustee Transaction Account in Authorised Investments. Save as expressly provided in this Deed, the Mortgages Trustee Guaranteed Investment Contract and the Bank Account Agreement, the Mortgages Trustee shall have no further or other powers of investment with respect to the Trust Property and (to the extent permitted by applicable law) the Trustee Act 2000 shall not nor shall any other provision relating to trustee powers of investment implied by statute or general law shall apply to the Mortgages Trust.

24. **Other Provisions regarding the Mortgages Trustee**

24.1 ***No action to impair Trust Property:*** Except for actions expressly authorised by this Deed, the Mortgages Trustee shall take no action reasonably likely to impair the interests of the Beneficiaries in any Trust Property now existing or hereafter created or to impair the value of any Mortgage Loan or its Related Security subject to the Mortgages Trust.

24.2 ***Litigation:*** The Mortgages Trustee must not prosecute or defend any legal or other proceedings anywhere in the world (at the cost of the Trust Property) unless it obtains legal or other advice that it is in the interests of the Beneficiaries to do so.

24.3 ***No Implied Duties:*** The duties and obligations of the Mortgages Trustee under the Mortgages Trust shall be determined solely by the express provisions of this Deed (but without prejudice to the duties and obligations of the Mortgages Trustee under any of the other Transaction Documents). The Mortgages Trustee shall not be liable under this Deed except for the performance of such duties and obligations as shall be specifically set forth in this Deed. No implied covenants or obligations shall be read into this Deed against the Mortgages Trustee, and the permissible right of the Mortgages Trustee to do things set out in this Deed shall not be construed as a duty.

24.4 ***No Liability:*** Neither the Mortgages Trustee, Funding (in its capacity as a Beneficiary hereunder) nor the Seller (in its capacity as a Beneficiary hereunder) shall be liable to each other, in the absence of wilful default, gross negligence or breach of the terms of this Deed, in respect of any loss or damage which arises out of the exercise or attempted or purported exercise or failure to exercise any of their respective powers.

24.5 ***Reliance on Certificates:*** The Mortgages Trustee may rely on and shall be protected in acting on, or in refraining from acting in accordance with, any resolution, officer's certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented to it pursuant to the Transaction Documents by the proper party or parties.

24.6 ***Reliance on Third Parties:*** The Mortgages Trustee may, in relation to these presents, act on the opinion or advice of or a certificate or any information obtained from any lawyer, banker, valuer, broker, accountant, financial adviser, securities dealer, merchant bank, computer consultant or other expert in the United Kingdom or elsewhere and shall not, provided that it shall not have acted fraudulently or in breach of any of the provisions of the Transaction Documents, be responsible for any loss occasioned by so acting. Any such opinion, advice, certificate or information may be sent or obtained by letter, telemessage, telex, cable or facsimile device and the Mortgages Trustee shall not be liable for acting on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic, provided that such error or lack of authenticity shall not be manifest.

25. **No retirement of Mortgages Trustee**

25.1 ***No Retirement:*** The Mortgages Trustee shall not, and shall not purport to, retire as the trustee of the Mortgages Trust or appoint any additional trustee of the Mortgages Trust and shall have no power to retire or appoint any additional trustee under the Trustee Act 1925 or otherwise.

25.2 ***No Replacement:*** Neither the Seller nor Funding shall at any time remove or purport to remove and/or replace the Mortgages Trustee as the trustee of the Mortgages Trust.

25.3 ***No Termination:*** Prior to the payment by Funding of all amounts owing under the Intercompany Loan Agreements and under the Transaction Documents, neither the Seller nor Funding shall at any time, except in accordance with the provisions of Clause 18 (*Early Termination of the Mortgages Trust*) and Clause 26 (*Termination*), terminate or purport to terminate the Mortgages Trust and, in particular, but without prejudice to the generality of the foregoing, the Seller and Funding shall not in reliance on their absolute beneficial interests in the Trust Property call for the transfer to them or vesting in them of the legal estate in all or any part of the Trust Property.

26. **Termination**

Subject to Clause 18 (*Early Termination of the Mortgages Trust*), the Mortgages Trust hereby constituted shall terminate upon the date upon which the Trust Property is zero.

27. **Further Assurances**

The parties agree that they will co-operate fully to do all such further acts and things and execute any further documents as may be necessary or desirable to give full effect to the arrangements contemplated by this Deed.

28. **No Partnership or Agency**

Nothing in this Deed shall be taken to constitute or create a partnership between any of the parties to this Deed or to make or appoint the Seller the agent of Funding (or vice versa).

29. **Calculations**

In the absence of manifest error, any determination or calculation by or on behalf of the Mortgages Trustee in connection with the provisions of this Deed shall be deemed to be conclusive.

30. **Confidentiality**

30.1 ***General Obligation of Confidentiality:*** Unless otherwise required by applicable law, and subject to Clause 30.2 (*Exceptions*) below, each of the parties agrees to maintain the confidentiality of this Deed in its communications with third parties and otherwise. None of the parties shall disclose to any person any information relating to the business, finances or other matters of a confidential nature of or relating to any other party to this Deed or any of the Transaction Documents which it may have obtained as a result of having entered into this Deed or otherwise.

30.2 ***Exceptions:*** The provisions of Clause 30.1 (General Obligation of Confidentiality) above shall not apply:

(a) to the disclosure of any information to any person who is a party to any of the Transaction Documents as expressly permitted by the Transaction Documents;

(b) to the disclosure of any information which is or becomes public knowledge otherwise than as a result of the wrongful conduct of the recipient;

(c) to the extent that the recipient is required to disclose the same pursuant to any law or order of any court or pursuant to any direction or requirement (whether or not having the force of law) of any central bank or any governmental or other regulatory or Taxation authority;

(d) to the disclosure of any information to professional advisers who receive the same under a duty of confidentiality;

(e) to the disclosure of any information with the consent of the parties hereto;

(f) to the disclosure to the Rating Agencies or any of them of such information as may be requested by any of them for the purposes of setting or reviewing the rating assigned to the Notes (or any of them), provided that no information which would disclose the identity of a Borrower shall be disclosed to the Rating Agencies or any of them;

(g) to the disclosure of any information disclosed to a prospective assignee of Funding (provided that it is disclosed on the basis that the recipient will hold it confidential); or

(h) to any disclosure for the purposes of collecting in or enforcing the Trust Property or any of it.

31. **Perpetuity Period**

The perpetuity period for the purposes of this Mortgages Trust Deed shall be the period of 80 years commencing on the date hereof.

32. **Non Petition Covenant; Limited Recourse**

32.1 ***Non Petition Covenant:*** Each of the parties hereto hereby agrees that it shall not institute against either Funding or the Mortgages Trustee any winding-up, administration, insolvency or similar proceedings so long as any sum is outstanding under any Intercompany Loan Agreement of any Issuer or for two years plus one day since the last day on which any such sum was outstanding.

32.2 ***Limited Recourse:*** Each of the parties hereto agrees that:

(a) in relation to the Mortgages Trustee, any amount payable by the Mortgages Trustee to any other party to this Deed under this Deed not being an amount payable out of the Trust Property in accordance with the terms of this Deed shall only be payable to the extent that on that date the Mortgages Trustee has sufficient funds to pay such amount out of fees paid to it under this Deed; and

(b) in relation to Funding:

(i) only the Security Trustee may enforce the security created in favour of the Security Trustee under the Funding Deed of Charge in accordance with the provisions thereof;

(ii) notwithstanding any other provision of this Deed or any other Transaction Document, no sum due or owing to any party to this Deed from or by Funding under this Deed shall be payable by Funding except to the extent that Funding has sufficient funds available or (following enforcement of the Funding Security) the Security Trustee has realised sufficient funds from the Funding Security to pay such sum subject to and in accordance with the relevant Funding Priority of Payments and provided that all liabilities of Funding required to be paid in priority thereto or *pari passu* therewith pursuant to such Funding Priority of Payments have been paid, discharged and/or otherwise provided for in full; and

(iii) it shall not take any steps for the purpose of recovering any amount payable by Funding or enforcing any rights arising out of this Deed against Funding otherwise than in accordance with the Funding Deed of Charge.

32.3 ***Corporate Obligations:*** To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Deed shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Deed is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Deed, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Deed.

33. **Amendments and Waiver**

33.1 ***Entire Agreement***: This Deed sets out the entire agreement and understanding between the parties with respect to the subject matter of this Deed superseding all prior oral or written understandings other than the other Transaction Documents.

33.2 ***Amendments and Waiver:*** No amendment or waiver of any provision of this Deed nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

33.3 ***Rights cumulative:*** The respective rights of each of the parties to this Deed are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Deed are cumulative and not exclusive of any remedies provided by law.

34. **Notices**

Any notices or other communication or document to be given or delivered pursuant to this Deed to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Seller, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Mortgages Trustee, to Granite Finance Trustees Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (facsimile number 01534-609333) for the attention of the Company Secretary (with a copy to the Seller in accordance with (a) above);

(c) in the case of Funding, to Granite Finance Funding Limited, 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW (facsimile number 020 7332 6199) for the attention of the Company Secretary (with a copy to the Seller in accordance with (a) above);

(d) in the case of the Security Trustee, to The Bank of New York, 48th Floor, One Canada Square, London E14 5AL (facsimile number 020 7964 6399) for the attention of the Global Structured Finance (Corporate Trust);

(e) in the case of the Fitch Ratings Ltd, to Fitch Ratings Ltd, Eldon House, 2 Eldon Street, London EC2M 7UA (facsimile number 020 7417 6262) for the attention of European Structured Finance Surveillance;

(f) in the case of Moody's, to Moody's, 1st Floor, 2 Minster Court, Mincing Lane, London EC3R 7XB (facsimile number 020 7772 5400) for the attention of David Harrison (with a copy to the Seller in accordance with (a) above);

(g) in the case of Standard & Poor's, to Standard & Poor's, Garden House, 18 Finsbury Circus, London EC2M 7NJ (facsimile number 020 7826 3598) for the attention of Heather Dyke (with a copy to the Seller in accordance with (a) above),

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 34.

35. Third Party Rights

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

36. Execution in Counterparts; Severability

36.1 ***Counterparts:*** This Deed may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

36.2 ***Severability:*** Where any provision in or obligation under this Deed shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Deed, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

37. Governing Law and Submission to Jurisdiction

37.1 ***Governing Law:*** This Deed is governed by, and shall be construed in accordance with, English law.

37.2 ***Submission to Jurisdiction:*** Each of the parties hereto irrevocably agrees that the courts of

England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and, for such purposes, irrevocably submits to the jurisdiction of such courts.

37.3 ***Process Agent:*** The Mortgages Trustee irrevocably and unconditionally appoints Mourant & Co. Capital (SPV) Limited at Fourth Floor, New Bridge Street, Blackfriars, London EC4V 6BW or otherwise at its registered office for the time being as its agent for service of process in England in respect of any proceedings in respect of this Agreement and undertakes that in the event of Mourant & Co. Capital (SPV) Limited ceasing so to act it will appoint another person with a registered office in London as its agent for service of process.

37.4 ***Forum:*** Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

SCHEDULE 1
REPRESENTATIONS AND WARRANTIES

1. **Status:** It is duly incorporated and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. **Powers and authority:** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of each of the Transaction Documents to which it is or will be a party, and each such Transaction Document has been duly executed and delivered by it.

3. **Legal validity:** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute its legal, valid and binding obligation.

4. **Non-conflict:** *The execution by it of each of the Transaction Documents to which it is a* party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents will not:

   (a) conflict with any document which is binding upon it or any of its assets;

   (b) conflict with its constitutional documents; or

   (c) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. **No litigation:** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. **Consents and Licences:** All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

EXECUTION PAGE

as Seller	)
EXECUTED AS A DEED	)
under THE COMMON SEAL of	)
NORTHERN ROCK PLC	)
affixed by order of the Board of Directors	)
in the presence of:	)

____

Authorised Signatory

Name:

Title:

____

Authorised Signatory

Name:

Title:

as Cash Manager	)
EXECUTED AS A DEED	)
under THE COMMON SEAL of	)
NORTHERN ROCK PLC	)
affixed by order of the Board of Directors	)
in the presence of:	)

____

Authorised Signatory

Name:

Title:

as Beneficiary)
EXECUTED AS A DEED)
under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____

Authorised Signatory

Name:

Title:

EXECUTED AS A DEED by)
GRANITE FINANCE TRUSTEES LIMITED)
acting by:)

____

Director

Name:

Title:

____

Director/Secretary

Name:

Title:

EXECUTED AS A DEED by)
GRANITE FINANCE FUNDING LIMITED)
acting by:)

____
Director

Name:

Title:

____
Director/Secretary

Name:

Title:

EXECUTED AS A DEED by)
GRANITE FINANCE FUNDING LIMITED)
acting by:)

____
Director

Name:

Title:

____
Director/Secretary

Name:

Title:

EXHIBIT 4.3

Amended and Restated Mortgage Sale Agreement

Execution Copy

Dated 20 March 2002

NORTHERN ROCK PLC

as Seller

- and –

GRANITE FINANCE TRUSTEES LIMITED

as Mortgages Trustee

- and –

GRANITE FINANCE FUNDING LIMITED

- and –

THE BANK OF NEW YORK

as Security Trustee

THIRD AMENDED MORTGAGE SALE AGREEMENT

SIDLEY AUSTIN BROWN & WOOD

1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF:528003V5

CONTENTS

THIS THIRD AMENDED MORTGAGE SALE AGREEMENT DATED 20 MARCH 2002 FURTHER AMENDS AND RESTATES THE MORTGAGE SALE AGREEMENT DATED 26 MARCH 2001 BETWEEN:

(1) **NORTHERN ROCK PLC** (registered number 3273685), a public limited company incorporated under the laws of England and Wales, whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**Northern Rock**" or the "**Seller**");

(2) **GRANITE FINANCE TRUSTEES LIMITED** (registered number 79309), a private limited company incorporated under the laws of Jersey, whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (the "**Mortgages Trustee**");

(3) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308), a private limited company incorporated under the laws of Jersey, but acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR005916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**", and together with the Seller, the "**Beneficiaries**"); and

(4) **THE BANK OF NEW YORK** (the "**Security Trustee**", which expression where the context permits shall include such company or person and all other companies or persons for the time being acting as the trustee or trustees under the Mortgages Trust Deed) whose principal office is at One Canada Square, 48th Floor, London E14 5AL.

WHEREAS:

(A) The Seller carries on the business (*inter alia*) of originating mortgage loans secured on residential properties in England and Wales.

(B) The Seller has agreed to assign to the Mortgages Trustee certain mortgage loans, together with the benefit of the related security for the same, on the terms and subject to, the conditions set out in this Mortgage Sale Agreement (the "**Agreement**").

(C) The Mortgages Trustee has agreed to hold certain of the above mentioned mortgage loans as bare trustee for the Beneficiaries upon, with and subject to the trusts, powers and provisions of the Mortgages Trust Deed.

IT IS HEREBY AGREED AS FOLLOWS:

1. **Definitions and Construction**

1.1. The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

2. **Sale and Purchase of Initial Mortgage Portfolio**

2.1 ***Agreement to Assign***: Subject to Clause 2.2 (Conditions), in consideration of the Purchase Price for the Initial Mortgage Portfolio (which shall be paid in accordance with Clause 3.3 (*Effect of Payment of Initial Purchase Price*)) and the covenant of the Mortgages Trustee to hold the Trust Property upon trust for the Seller and Funding as beneficiaries of the Mortgages Trust upon, with and subject to all the trusts, powers and provisions of the Mortgages Trust Deed and the Mortgages Trustee's agreement in Clause 3.5 (*Early Repayment Charges*) to re-assign the benefit of such Early Repayment Charges, the Seller hereby agrees to assign the Initial Mortgage Portfolio to the Mortgages Trustee on the Initial Closing Date with full title guarantee.

2.2 ***Conditions***: The obligation of the Seller under Clause 2.1 (Agreement to Assign) shall be subject to and conditional upon:

(a) the issue by the First Issuer of the Notes on the Initial Closing Date and the borrowing by Funding of the amount provided for under the First Issuer Intercompany Loan Agreement;

(b) the constitution of the Mortgages Trust on or prior to the Initial Closing Date;

(c) the Transaction Documents having been executed and delivered by the parties thereto on or before the Initial Closing Date or, in the case of any Transaction Documents which are to be executed immediately after the Initial Closing Date, the same having been executed and being available for delivery and none of the parties knowing of any reason why the same should not be delivered immediately thereafter;

(d) the payment of the Initial Contribution by Funding to the Mortgages Trustee in accordance with the terms of the Mortgages Trust Deed; and

2.3 the payment of the Initial Purchase Price by the Mortgages Trustee to the Seller in accordance with paragraph (a) of Clause 3.2 (*Purchase Price*).

3. **Initial Closing Date**

3.1 ***Initial Closing and Conditions Precedent***: A meeting shall take place on the Initial Closing Date at the offices of Brown & Wood, 7 Princes Street, Princes Court, London EC2R 8AQ, or such offices as the parties may agree, at which the Seller shall deliver to the Security Trustee (upon request), Funding and the Mortgages Trustee or the representative of such party (or procure such delivery to such party of) the following documents:

(a) an original power of attorney in the form set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*) duly executed by the Seller;

(b) a certificate of solvency in relation to the Seller dated as at the Initial Closing Date (in the form of the agreed draft) duly executed by the Seller;

(c) a list of the Mortgage Loans in the Initial Mortgage Portfolio;

(d) an assignment of the Insurance Contracts to the extent that such Insurance Contracts relate to the Initial Mortgage Portfolio in the form set out in Schedule 3 (*Assignment of Insurance Contracts*) duly executed by the Seller; and

(e) a certified copy of the board minutes of the securitisation sub-committee of the Seller authorising its duly appointed representatives to agree the sale and assignment of the Initial Mortgage Portfolio and authorising the execution and performance of this Agreement, the Mortgages Trust Deed, the Administration Agreement, the other Transaction Documents and all of the documentation to be entered into pursuant to the Transaction Documents.

3.2 ***Purchase Price***: Subject to fulfilment of the conditions referred to in paragraphs (a) to (and including) (d) of Clause 2.2 (*Conditions*) and Clause 3.1 (*Initial Closing and Conditions Precedent*), the Mortgages Trustee shall pay the Purchase Price for the Initial Mortgage Portfolio to the Seller, in the manner that the Seller directs, for value, as follows:

(a) the Initial Purchase Price for the Initial Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on the Initial Closing Date (which Initial Purchase Price shall be paid by the Mortgages Trustee from funds received by the Mortgages Trustee from Funding on such date in respect of Funding's Initial Contribution for the Funding Share of the Closing Trust Property pursuant to the Mortgages Trust Deed);

(b) subject to and in accordance with the Mortgages Trustee Revenue Priority of Payments, an amount of Deferred Purchase Price in respect of the Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on each Distribution Date but only from and to the extent (if any) of any Relevant Distribution (as defined under paragraph (b) of Clause 4.2 (*Consideration provided by Funding*) of the Mortgages Trust Deed) available for payment on such date and in an amount equal to the Deferred Contribution for the Funding Share of the Trust Property paid by Funding to the Mortgages Trustee on such date or in respect of which the payment of such Deferred Contribution is otherwise satisfied on such date in accordance with the Mortgages Trust Deed; and

(c) a final amount of Deferred Purchase Price in respect of the Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller following the receipt by the Mortgages Trustee from Funding of any Final Deferred Contribution, which payment shall be in an amount equal to such Final Deferred Contribution for the Funding Share of the Trust Property paid by Funding to the Mortgages Trustee or in respect of which the payment of such Final Deferred Contribution is otherwise satisfied in accordance with the Mortgages Trust Deed.

3.3 ***Effect of Payment of Initial Purchase Price:*** The parties hereto acknowledge that the effect of the payment to the Seller by the Mortgages Trustee of the Initial Purchase Price on the Initial Closing Date will be the assignment to the Mortgages Trustee of the beneficial ownership of, and all of the Seller's beneficial right, title, interest and benefit in and to, the Initial Mortgage Portfolio subject to the terms and provisions of the Mortgages Trust Deed, which assignment will be perfected upon the occurrence of any of the events set forth in Clause 6 (*Perfection of the Assignment*) and the transfer to the Mortgages Trustee of legal title to the Initial Mortgage Portfolio in accordance with Clause 6 (*Perfection of the Assignment*).

3.4 ***Documents***: The Seller undertakes that from the Initial Closing Date until the perfection of the assignment in accordance with Clause 6.1 (*Perfection Events*) and delivery of the Title Deeds in accordance with Clause 6.2 (*Perfection*), the Seller shall hold the deeds and documents constituting the Title Deeds and Mortgage Loan Files and all other certificates, notices, policies, endorsements and other matters necessary to establish title thereto relating to the Mortgage Portfolio that are in its possession or under its control or held to its order to the order of the Mortgages Trustee or the Security Trustee or as the Mortgages Trustee or the Security Trustee shall direct.

3.5 ***Early Repayment Charges***: The Mortgages Trustee hereby agrees to re-assign to the Seller upon the Initial Closing Date the benefit of any and all Early Repayment Charges payable from time to time on the Mortgage Loans included in the Initial Mortgage Portfolio PROVIDED THAT, if any Mortgage Loans in respect of which Early Repayment Charges are payable are the subject of a trust pursuant to Clause 5.1 (*Trust in favour of Mortgages Trustee*), the Seller, the Mortgages Trustee, Funding and the Security Trustee agree that the benefit of any Early Repayment Charges payable under such Mortgage Loan shall, on the Initial Closing Date, be released from such trust.

3.6 ***Insurance***: The Seller shall as soon as reasonably practical after the sale and assignment of the Initial Mortgage Portfolio on the Initial Closing Date procure that the respective interests of the Mortgages Trustee, Funding and the Security Trustee are noted by the relevant insurers in relation to each Insurance Contract.

4. Sale and Purchase of New Mortgage Portfolios

4.1 ***Agreement to Assign***: Subject to fulfilment of the conditions set out in Clauses 2.2 (Conditions), 3.1 (Initial Closing and Conditions Precedent), 4.2 (Conditions to Effecting an Assignment of New Mortgage Loans) and 4.3 (No Further Assignment), in consideration of either:

(a) the Purchase Price, if any is payable (which if it is payable shall be paid in accordance with Clause 4.5 (*Purchase Price*)), for the New Mortgage Portfolio and the covenant by the Mortgages Trustee to hold the Trust Property upon trust for the Seller and Funding as beneficiaries of the Mortgages Trust, upon, and with and subject to the trusts, powers and provisions of the Mortgages Trust Deed; or

(b) the covenant by the Mortgages Trustee to hold the Trust Property upon trust for the Seller and Funding as beneficiaries of the Mortgages Trust upon, and with and subject to the trusts, powers and provisions of the Mortgages Trust Deed, and (in either case) the Mortgages Trustee's agreement in Clause 4.8 (*Early Repayment Charges*) to re-assign the benefit of any and all Early Repayment Charges, if the Seller shall at any time and from time to time serve a properly completed New Mortgage Portfolio Notice as set out in Schedule 6 (*New Mortgage Portfolio Notice*) on the Mortgages Trustee and Funding with a copy (upon request) to the Security Trustee (such service to be in the Seller's sole discretion), then on the Assignment Date specified in the New Mortgage Portfolio Notice the Seller agrees that it shall assign to the Mortgages Trustee the relevant New Mortgage Portfolio with full title guarantee, PROVIDED THAT (a) the Seller hereby covenants that it will not assign New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period prior to the Distribution Date in such Trust Calculation Period, and (b) the Seller hereby agrees that it is only permitted to make one assignment of New Mortgage Loans to the Mortgages Trustee during any Trust Calculation Period.

4.2 ***Conditions to Effecting an Assignment of New Mortgage Loans***: The conditions to be met as at each Assignment Date in order to effect an assignment of New Mortgage Loans are:

(a) the aggregate Arrears of Interest in respect of all of the Mortgage Loans in the Mortgages Trust, as a percentage of the aggregate gross interest due during the previous 12 months on all Mortgage Loans outstanding during all or part of such period, does not exceed 2 per cent., or such other percentage as agreed to by the Rating Agencies on such Assignment Date. "**Arrears of Interest**" for this purpose in respect of a Mortgage Loan on any date means the aggregate amount overdue on the Mortgage Loan on that date, but only where such aggregate amount overdue equals or exceeds an amount equal to the Monthly Payment then due on the Mortgage Loan and such amount has been overdue for an entire calendar month;

(b) the long term, unsecured, unguaranteed and unsubordinated debt obligations of the Seller are rated no lower than A3 by Moody's and A– by Fitch at the time of, and immediately following, the assignment of the New Mortgage Loans to the Mortgages Trustee;

(c) on the relevant Assignment Date, the aggregate Current Balance of the Mortgage Loans in the Mortgages Trust, in respect of which the aggregate amount is then in arrears for at least 3 months, is less than 4 per cent. of the aggregate Current Balance of all Mortgage Loans in the Mortgages Trust on such Assignment Date, unless the Rating Agencies have confirmed that the then current ratings of the Notes will not be adversely affected;

(d) the Lending Criteria applicable at the time of origination of each relevant New Mortgage Loan have been applied to the New Mortgage Loan and to the circumstances of the Borrower at the time the New Mortgage Loan was made, provided that material variations from such Lending Criteria may occur so long as the Rating Agencies have been notified of any such material variations;

(e) no New Mortgage Loan has on the relevant Assignment Date an aggregate amount in arrears which is greater than the amount of the Monthly Payment then due;

(f) the Rating Agencies have not provided written confirmation to the Mortgages Trustee, the Security Trustee and the Issuer that the assignment to the Mortgages Trustee of the New Mortgage Loans on the Assignment Date will adversely affect the then current ratings of the existing Notes of any Issuer (provided that, in respect of the assignment by the Seller to the Mortgages Trustee of a New Mortgage Portfolio in connection with the issuance by a New Issuer of New Notes and the drawing by Funding of a New Intercompany Loan, the condition to be met at the relevant Assignment Date of such New Mortgage Portfolio will be that the Rating Agencies have confirmed in writing to the Mortgages Trustee, the Security Trustee and the Issuer that the assignment to the Mortgages Trustee of the New Mortgage Portfolio on such Assignment Date will not adversely affect the then current ratings of the existing Notes of any Issuer);

(g) the aggregate Current Balance of New Mortgage Loans transferred in any one Interest Period does not exceed 10 per cent. of the aggregate Current Balance of Mortgage Loans in the Mortgages Trust as at the beginning of that Interest Period;

(h) each Issuer Reserve Fund is fully funded on the relevant Assignment Date up to the relevant required amount or, if any Issuer Reserve Fund is not so fully funded, no payments have been made from such Issuer Reserve Fund;

(i) no Intercompany Loan Enforcement Notice has been served in respect of any Intercompany Loan;

(j) the assignment of the New Mortgage Portfolio on the relevant Assignment Date does not result in the product of WAFF and WALS for the Mortgage Portfolio after such purchase, calculated on the relevant Assignment Date in the same way as for the Initial Mortgage Portfolio (or as agreed by the Administrator and the Rating Agencies from time to time), exceeding the product of WAFF and WALS for the Mortgage Portfolio calculated on the most recent preceding Closing Date plus 0.25 per cent.;

(k) to the extent necessary, each Issuer has entered into appropriate hedging arrangements in respect of such New Mortgage Loans before such Mortgage Loans are assigned to the Mortgage Trust;

(l) no event of default under the Transaction Documents has occurred which is continuing as at the relevant Assignment Date;

(m) the weighted average yield on the Mortgage Portfolio together with the New Mortgage Portfolio to be assigned to the Mortgages Trustee on the relevant Assignment Date is not less than LIBOR for three-month sterling deposits plus 0.6 per cent., taking into account the weighted average yield on the Mortgage Loans and the margins on any Basis Rate Swaps as at the relevant Assignment Date;

(n) the assignment of the New Mortgage Portfolio on the relevant Assignment Date does not result in the weighted average loan to value ratio of Mortgage Loans in the

Mortgage Portfolio on the relevant Assignment Date (after the purchase of the New Mortgage Portfolio) after application of the LTV Test on the relevant Assignment Date exceeding the loan to value ratio (based on the LTV Test) of Mortgage Loans in the Mortgage Portfolio on the most recent preceding Closing Date plus 0.25 per cent.;

(o) no New Mortgage Loan has a maturity date on or after January 2039;

(p) the related Borrower under each New Mortgage Loan has made at least one Monthly Payment;

(q) for so long as any Notes issued by any Issuer that have a Final Repayment Date earlier than January 2041 are outstanding, the assignment of New Mortgage Loans to the Mortgages Trustee may only occur if, following such assignment, the aggregate number of Repayment Mortgage Loans in the Mortgage Portfolio is greater than or equal to 25 per cent. of the aggregate number of Mortgage Loans in the Mortgage Portfolio;

(r) the Rating Agencies have provided written confirmation that the then current ratings on the Notes would not be adversely affected by the assignment to the Mortgages Trustee of a New Mortgage Loan in respect of a mortgage loan product having characteristics and/or features that differ materially from the characteristics and/or features of the Mortgage Loans in the Initial Mortgage Portfolio; and

(s) the Seller shall as at the relevant Assignment Date make the Representations and Warranties to the Mortgages Trustee, Funding and the Security Trustee in relation to each New Mortgage Loan in the New Mortgage Portfolio being sold on the relevant Assignment Date in accordance with Clause 8 (*Warranties and Repurchase by the Seller*) and such Representations and Warranties must be true in relation to each New Mortgage Loan (but if such Representation and Warranties are only discovered to be untrue after the relevant Assignment Date, the Mortgages Trustee's only remedy shall be under Clause 7 (*Undertakings*),

PROVIDED THAT, if an Initial Purchase Price is payable to the Seller by the Mortgages Trustee on the relevant Assignment Date, only the conditions set out in paragraphs (e), (f), (i), (k), (l), (m), (o), (p), (q), (r) and (s) are required to be satisfied to effect an assignment of the New Mortgage Loans.

Notwithstanding the foregoing, the Mortgages Trustee may waive or vary any of the conditions set forth in this Clause 4.2 subject to written approval by the Rating Agencies.

In this Clause 4.2 references to any Monthly Payment due at any date means the Monthly Payment payable in respect of the month in which that date falls.

4.3 ***No Further Assignment***: The Seller and the Mortgages Trustee agree that the Seller may not assign any New Mortgage Portfolio after the Payment Date falling in January 2008 if the option to redeem the First Issuer Notes on the Payment Date in January 2008 pursuant to Condition 5(D) of those Notes is not exercised.

4.4 ***Closing and Conditions Precedent***: A meeting shall take place on the date of the assignment of the relevant New Mortgage Portfolio at the offices of the Seller or at such other office as may be agreed by the parties at which the Seller shall deliver to the Security Trustee or its representative the following documents:

(a) a certificate of solvency in relation to the Seller dated the relevant Assignment Date (in the form of the agreed draft) duly executed by the Seller;

(b) an assignment of the Insurance Contracts to the extent that such Insurance Contracts relate to the New Mortgage Portfolio in the form set out in Schedule 3 (*Assignment of Insurance Contracts*) duly executed by the Seller; and

(c) a certificate of a duly authorised officer of the Seller attaching a copy of the board minutes referred to in paragraph (e) of Clause 3.1 (*Initial Closing and Conditions Precedent*) and confirming that the resolutions referred to therein are in full force and effect and have not been amended or rescinded as at the date of the certificate.

4.5 ***Purchase Price***: Subject to fulfilment of the conditions referred to in Clauses 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans*), 4.3 (*No Further Assignment*) and 4.4 (*Closing and Conditions Precedent*), the Mortgages Trustee shall, if and to the extent that the same is payable, pay the Purchase Price for the New Mortgage Portfolio to the Seller, in the manner that the Seller directs, for value, as follows:

(a) (if any Initial Purchase Price is payable in respect of the New Mortgage Portfolio which shall only be the case if an Initial Contribution is paid by Funding to the Mortgages Trustee on such date pursuant to the terms of the Mortgages Trust Deed) the Initial Purchase Price for the New Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on the relevant Assignment Date (which Initial Purchase Price shall be paid by the Mortgages Trustee from funds received by the Mortgages Trustee from Funding on such date in respect of Funding's Initial Contribution for the Funding Share of the New Trust Property pursuant to the Mortgages Trust Deed), PROVIDED THAT if on any date the Seller is obliged to repurchase any Mortgage Loan or Mortgage Loans pursuant to Clause 8.4 (*Repurchase*), 8.5 (*Repurchase of Product Switches and Further Advances*) or 8.6 (*Repurchase of Fixed Rate Mortgage Loans*), and on such date the Seller assigns New Mortgage Loans and their Related Security to the Mortgages Trustee, the Seller is entitled to set-off against the repurchase price payable by it on such repurchase as set forth under Clause 8.7 (*Completion of Repurchase*) the amount of any Initial Purchase Price payable for any such New Mortgage Loans and shall instead pay (or be paid) such net amount; and

(b) subject to and in accordance with the Mortgages Trustee Revenue Priority of Payments, an amount of Deferred Purchase Price in respect of the Mortgage Portfolio shall be paid by the Mortgages Trustee to the Seller on each Distribution Date but only from and to the extent (if any) of any Relevant Distribution (as defined under paragraph (b) of Clause 4.2 (*Consideration provided by Funding*) of the Mortgages

Trust Deed) available for payment on such date and in an amount equal to the Deferred Contribution for the Funding Share of the Trust Property paid by Funding to the Mortgages Trustee on such date or in respect of which the payment of such Deferred Contribution is otherwise satisfied on such date in accordance with the Mortgages Trust Deed.

4.6 ***Effect of Payment of Initial Purchase Price or Fulfilment of Conditions:*** The parties hereto acknowledge that the effect of either the payment to the Seller by the Mortgages Trustee of the Initial Purchase Price on the relevant Assignment Date or, if no Initial Purchase Price is payable on such date, the confirmation from the Seller of the fulfilment of the conditions referred to in Clauses 4.2 *(Conditions to Effecting an Assignment of New Mortgage Loans)* and the delivery to the Security Trustee of the documents referred to in Clause 4.4 (*Closing and Conditions Precedent*) on such date, will be the assignment to the Mortgages Trustee of the beneficial ownership of, and all of the Seller's beneficial right, title, interest and benefit in and to, the New Mortgage Portfolio subject to the terms and provisions of the Mortgages Trust Deed, which assignment will be perfected upon the occurrence of any of the events set forth in Clause 6 (*Perfection of the Assignment)* and the transfer to the Mortgages Trustee of legal title to such New Mortgage Portfolio in accordance with Clause 6 (*Perfection of the Assignment*).

4.7 ***Documents***: The Seller undertakes that from the relevant Assignment Date until the perfection of the assignment in accordance with Clause 6.1 (*Perfection Events*) and the delivery of the Title Deeds in accordance with Clause 6.2 (*Perfection*), the Seller shall hold the deeds and documents constituting the Title Deeds and Mortgage Loan Files and all other certificates, notices, policies, endorsements and other matters necessary to establish title thereto relating to the Mortgage Portfolio that are in its possession or under its control or held to its order to the order of the Mortgages Trustee or as the Mortgages Trustee shall direct.

4.8 ***Early Repayment Charges***: The Mortgages Trustee hereby agrees to re-assign to the Seller upon the relevant Assignment Date the benefit of any and all Early Repayment Charges payable from time to time on the Mortgage Loans included in the New Mortgage Portfolio PROVIDED THAT, if any Mortgage Loans in respect of which Early Repayment Charges are payable are the subject of a trust pursuant to Clause 5.1 (*Trust in favour of Mortgages Trustee)*, the Seller, the Mortgages Trustee, Funding and the Security Trustee agree that the benefit of any Early Repayment Charges payable under such Mortgage Loan shall, on the relevant Assignment Date, be released from such trust.

4.9 ***Insurance***: The Seller shall as soon as reasonably practical after completion of the assignment of each New Mortgage Portfolio procure that the respective interests of the Mortgages Trustee, Funding and the Security Trustee are noted by the relevant insurers in relation to each Insurance Contract.

4.10 ***Mortgage Portfolio***: Prior to the earlier to occur of:

(a) a Trigger Event; and

(b) (i) if Funding does not enter into a New Intercompany Loan Agreement, the Payment Date in January 2008; or

(ii) if Funding does enter into New Intercompany Loan Agreements, the latest Payment Date specified by Funding by notice in writing to the Seller and the Mortgages Trustee as applying in relation to this covenant,

the Seller undertakes to use all reasonable efforts to offer to assign, in accordance with the provisions of this Clause 4 (*Sale and Purchase of New Mortgage Portfolios*), to the Mortgages Trustee and the Mortgages Trustee undertakes to use all reasonable endeavours to acquire from the Seller and to hold pursuant to the terms of the Mortgages Trust Deed, sufficient New Mortgage Loans and their Related Security so that the Overcollateralisation Test is not breached on three consecutive Distribution Dates PROVIDED THAT the Seller shall not be obliged to assign to the Mortgages Trustee, and the Mortgages Trustee shall not be obliged to acquire, New Mortgage Loans and their Related Security if in the opinion of the Seller the assignment to the Mortgages Trustee of New Mortgage Loans and their Related Security would adversely affect the business of the Seller.

For the purposes of this Clause 4.10, the "**Overcollateralisation Test**" shall be calculated on each Distribution Date and shall be breached on any Distribution Date where the aggregate Current Balance of Mortgage Loans in the Mortgage Portfolio on such Distribution Date is less than an amount equal to the product of 1.10 and the Principal Amount Outstanding of all Notes of all Issuers at such Distribution Date, and for this purpose, where such Notes outstanding are Controlled Amortisation Notes, the Principal Amount Outstanding of such Notes will be calculated on a straight-line basis by applying the appropriate CPR to such Notes on a monthly, rather than a quarterly basis.

5. **Trust of Monies**

5.1 ***Trust in favour of Mortgages Trustee:*** Notwithstanding the assignment effected by this Agreement if at, or at any other time after, the Initial Closing Date or, as the case may be in respect of any New Mortgage Portfolio, the relevant Assignment Date (but prior to any repurchase in accordance with Clause 8.5 (*Repurchase of Product Switches and Further Advances*)) the Seller holds, or there is held to its order, or it receives, or there is received to its order any property, interest, right or benefit and/or the proceeds thereof hereby agreed to be sold to the Mortgages Trustee, the Seller undertakes with the Mortgages Trustee, Funding and the Security Trustee that it will hold such property, interest, right or benefit and/or the proceeds thereof upon trust for the Mortgages Trustee subject at all times to the Mortgages Trust. In addition, if for any reason the assignment of the Initial Mortgage Portfolio, or any New Mortgage Portfolio (or any part thereof), or any property, interest, right or benefit therein or any of the proceeds thereof (each a "**relevant asset**"), is held to be ineffective or unenforceable against any Borrower, the Seller undertakes with the Mortgages Trustee, Funding and the Security Trustee and hereby declares that it will hold such relevant asset upon trust for the Mortgages Trustee. The Mortgages Trustee agrees that it will hold its beneficial interest in such relevant asset subject at all times to the Mortgages Trust.

5.2 ***Trust in favour of Seller***: If at, or any time after, the Initial Closing Date or, as the case may be in respect of any New Mortgage Portfolio, the relevant Assignment Date, the Mortgages Trustee holds, or there is held to its order, or it receives, or there is received to its order, any property, interest, right or benefit relating to:

(a) any Mortgage Loan or Mortgage Loans under a Mortgage Account and its Related Security repurchased by the Seller pursuant to Clause 8 (*Warranties and Repurchase by the Seller*); or

(b) (without prejudice to Clause 10 (*Consequences of Breach*)) any Early Repayment Charges payable by a Borrower in respect of any Mortgage Loan in the Mortgages Trust the benefit of which have been re-assigned to the Seller by the Mortgages Trustee in accordance with Clauses 3.5 (*Early Repayment Charges*) and 4.8 (*Early Repayment Charges*);

and/or the proceeds thereof, the Mortgages Trustee undertakes with the Seller that it will remit, assign or transfer the same to the Seller, as the case may require, and until it does so or to the extent that the Mortgages Trustee is unable to effect such remittance, assignment or transfer, the Mortgages Trustee undertakes to hold such property, interest, right or benefit and/or the proceeds thereof upon trust for the Seller as the sole beneficial owner thereof or as the Seller may direct provided that the Mortgages Trustee shall not be in breach of its obligations under this Clause 5 if, having received any such moneys and paid them to third parties in error, it pays (at the direction of the Beneficiaries) to the Seller an amount equal to the moneys so paid in error in accordance with the Administration Agreement. In addition, if the Seller is required or elects to repurchase any Mortgage Loan and its Related Security pursuant to Clauses 8.4 (*Repurchase*), 8.5 (*Repurchase of Product Switches and Further Advances*) or 8.6 (*Repurchase of Fixed Rate Mortgage Loans*) and such Mortgage Loan or its Related Security, or any part thereof, or any property, interest, right or benefit therein or any of the proceeds thereof (each, a "**relevant asset**"), is held by the Seller subject to a trust pursuant to Clause 5.1 (*Trust in favour of Mortgages Trustee*), then the Seller, the Mortgages Trustee, Funding and the Security Trustee agree that such relevant asset shall be released from the trust constituted pursuant to Clause 5.1 (*Trust in favour of Mortgages Trustee*) on the date that such relevant asset would otherwise have been repurchased or re-transferred pursuant to Clause 8.7 (*Completion of Repurchase*).

6. Perfection of the Assignment

6.1 ***Perfection Events***: The execution of transfers of the Mortgages to the Mortgages Trustee and the notifications to Borrowers notifying such Borrowers of the assignment of their Mortgage Loans and Related Security to the Mortgages Trustee shall be completed within 20 business days of receipt of a written request in accordance with Clause 6.2 (*Perfection*) upon the occurrence of any of the following events:

(a) the valid service of an Intercompany Loan Enforcement Notice or a Note Enforcement Notice, provided that the perfection of an assignment of the Mortgage

Portfolio shall not be required if the sole reason for the service of any Note Enforcement Notice is a default by a Currency Swap Provider of any Issuer; or

(b) unless otherwise agreed by the Rating Agencies, the termination of the Seller's role as Administrator under the Administration Agreement and failure of any substitute administrator to assume the duties of the Administrator; or

(c) the Seller being required by an order of a court of competent jurisdiction, or by a change in law occurring after the Initial Closing Date, or by a regulatory authority of which the Seller is a member or with whose instructions it is customary that the Seller comply, to perfect the transfer of legal title to the Mortgage Loans and the Related Security in favour of the Mortgages Trustee; or

(d) the security under the Funding Deed of Charge or any material part of such security being in jeopardy and it being necessary to perfect the transfer of legal title to the Mortgage Loans and their Related Security in favour of the Mortgages Trustee in order to reduce such jeopardy materially; or

(e) the occurrence of an Insolvency Event in relation to the Seller; or

(f) notice in writing from the Seller to the Mortgages Trustee and Funding (with a copy to the Security Trustee) requesting such transfer.

6.2 ***Perfection:*** If an event set forth in any of paragraphs (a) to (f) of Clause 6.1 (*Perfection Events*) occurs and either the Mortgages Trustee or Funding (with the consent of the Security Trustee) or the Security Trustee so requests in writing, the Seller shall perfect the assignments as contemplated by and in accordance with this Clause 6 (*Perfection of the Assignment*) in relation to all Mortgage Loans then in the Mortgage Portfolio and shall:

(a) deliver to the Mortgages Trustee all Title Deeds and (subject to receipt of up to date schedules) the transfers referred to in Clause 6.3 (*Transfer Documents*) duly executed by the Seller; and

(b) give formal notice of the transfers to the relevant Borrowers, insurers and other persons (all such notices being in such form or forms as may be required by the Mortgages Trustee or Funding (with the written consent of the Security Trustee) or the Security Trustee.

6.3 ***Transfer Documents***: If an event set forth in any of paragraphs (a) to (f) of Clause 6.1 (*Perfection Events*) occurs, the transfers that the Seller is required to deliver are:

(a) transfers in the form set out in Part 1 of Schedule 2 (*Form of Transfer (Registered Land – England and Wales)*) of all the Mortgages then in the Mortgage Portfolio secured (or intended to be secured) over Mortgaged Properties which comprise registered land (including any Mortgaged Property which is the subject of an application for first registration at the Land Registry);

(b) transfers in the form set out in Part 2 of Schedule 2 (*Form of Transfer (Unregistered Land – England and Wales)*) of all the Mortgages then in the Mortgage Portfolio secured (or intended to be secured) over Mortgaged Properties which comprise unregistered land (excluding any which is the subject of an application for first registration);

(c) transfers of the benefit of the Guarantees relating to any relevant Mortgage Loan in the form of the Assignment of Guarantees set out in Schedule 5 (*Assignment of Guarantees*); and

(d) transfers of the Related Security or any other property or security sold to the Mortgages Trustee under this Agreement in such form as the Mortgages Trustee or the Security Trustee may reasonably require.

The Mortgages Trustee or Funding (with the consent of the Security Trustee) or the Security Trustee may require that the form of any transfer or assignment referred to in this Clause 6.3 be changed at any time to reflect changes in law or relevant registry practice or requirements.

6.4 ***Prior to Perfection***: Prior to perfection pursuant to Clause 6.1 (Perfection Events) and subject to Clause 7.3 (*Seller Ratings*) and Clauses 3.6 (*Insurance*) and 4.9 (*Insurance*) neither the Mortgages Trustee nor Funding nor the Security Trustee will:

(a) register itself at, or submit or require the submission of any notice, form, request or application to, or pay any fee for the registration of, or the noting of any interest at, the Land Charges Department of H.M. Land Registry or at H.M. Land Registry in relation to the Mortgages Trustee's and/or Funding's interests in the Mortgage Portfolio;

(b) give or require the giving of any notice to any Borrower, insurer or any other person of the assignment of that Borrower's Mortgage Loan and its Related Security or such other property as may be included in the Mortgage Portfolio to the Mortgages Trustee or the charge by Funding of Funding's beneficial interest in that Borrower's Mortgage Loan and its Related Security or such property to the Security Trustee pursuant to the Funding Deed of Charge; or

(c) send or require to be sent to any solicitor who has acted on behalf of the Seller in respect of any Mortgage with respect to which the Seller has not received a complete set of the Title Deeds a letter or other communication requiring such solicitor to hold such documents to the order of the Mortgages Trustee or the Security Trustee (as the case may be).

6.5 ***Further Assurance***: The Seller shall, subject to the other provisions of this Clause 6 (*Perfection of the Assignment*), upon request do all such other deeds, assurances, agreements, instruments, acts and things as the Mortgages Trustee, Funding or the Security Trustee may require in order to give effect to the terms of this Agreement and the assignments contemplated herein.

6.6 ***Re-assignment of Early Repayment Charges:*** At any time following perfection pursuant to Clause 6.1 (*Perfection Events*) and the delivery of documents pursuant to Clause 6.2 (*Perfection*) and Clause 6.3 (*Transfer Documents*), the Mortgages Trustee shall deliver to the Seller a deed of re-assignment of the benefit of any Early Repayment Charges in such form as the Seller shall request.

7. **Undertakings**

7.1 ***Administration***: The Mortgages Trustee and Funding undertake that they will at all times (or will direct the Administrator at all times to) administer and enforce (and exercise their powers and rights and perform their obligations under) the Mortgage Loans comprised in the Mortgage Portfolio and their Related Security in accordance with the Administration Procedures (for so long as these exist and thereafter in accordance with such policies as would be applied by a reasonable, prudent mortgage lender in the conduct of its business).

7.2 ***Reimbursement of Borrower***: The Seller hereby undertakes with the Mortgages Trustee and Funding that, in the event that any Borrower establishes that it has at any time prior to the Initial Closing Date or, as the case may be, the relevant Assignment Date, paid to the Seller any amounts in excess of sums due to the Seller as at the date of payment under the Mortgage Conditions applicable to that Mortgage Loan (other than any Overpayment made by a Borrower under Flexible Mortgage Loan) the Seller will reimburse the Borrower for such overpayment together with any interest, cost or other expense associated therewith. The Seller further agrees to hold the Mortgages Trustee and Funding harmless against any such claims and to indemnify the Mortgages Trustee and Funding on an after Tax basis in relation to any costs, expense, loss or other claim which may arise in connection therewith. Any payment made by the Seller to the Mortgages Trustee and Funding in discharge of the foregoing indemnity shall be regarded as a rebate of part of the Purchase Price of the relevant Mortgage Loan.

7.3 ***Seller Ratings***: The Seller hereby undertakes with the Mortgages Trustee, Funding and the Security Trustee that if the long term unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be assigned a long term credit rating:

(a) from Moody's of no lower than Baal or from Fitch of no lower than BBB+, the Seller (unless Moody's or Fitch, as applicable, confirms that the then current ratings of the Notes will not be adversely affected) will deliver to the Mortgages Trustee, Funding, the Security Trustee (upon request) and the Rating Agencies details of the names and addresses of the Borrowers with Mortgage Loans then in the Mortgage Portfolio on computer diskette and a draft letter of notice to such Borrowers of the sale and assignment of those Mortgage Loans and the Related Security to the Mortgages Trustee in the form set out in Schedule 8 (*Form of Notification to Borrowers*); and

(b) from S&P of no lower than BBB–, from Moody's of no lower than Baa3 or from Fitch of no lower than BBB–, the Seller (unless S&P, Moody's and Fitch, as applicable, confirms that the then-current ratings of the Notes will not be adversely affected) shall within 10 Business Days of such cessation give notice of the sale and assignment effected by this Agreement to each Borrower with a Mortgage Loan then in the Mortgage Portfolio in the form set out in Schedule 8 (*Form of Notification to Borrowers*) (and if the Seller fails to give such notice, then the Mortgages Trustee shall give such notice as the Seller's attorney under the power of attorney set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*)),

(c) provided that, in respect of Clause 7.3(a), should the Seller be required as described in such Clause to provide the details of the names and addresses of Borrowers to the Mortgages Trustee and Funding, each of the Mortgages Trustee and Funding (to the extent, in respect of Funding, that such information is to be delivered to Funding other than at its United Kingdom branch office) hereby agrees to appoint an agent that is located in the United Kingdom and which maintains all appropriate registrations, notifications, licences and authorities (if any) required under the Data Protection Act 1998 to receive and maintain such information on its behalf, and under no circumstances shall either the Mortgages Trustee or Funding accept such information at its Jersey registered office or otherwise in Jersey (unless Jersey is declared an "approved state" by the European Commission, in which case such data may be delivered to the Mortgages Trustee and/or Funding at their respective Jersey offices).

7.4 ***Pending Perfection***: The Seller undertakes to the Mortgages Trustee, Funding and the Security Trustee that, pending perfection under Clause 6 (*Perfection of the Assignment*), the Seller:

(a) shall promptly notify the Mortgages Trustee, Funding and (upon request) the Security Trustee if it receives written notice of any litigation or claim calling into question in any material way the Seller's or the Mortgages Trustee's title to any Mortgage Loan comprised in the Mortgage Portfolio or its Related Security or if it becomes aware of any material breach of any of the Representations and Warranties or other obligations under this Agreement; and

(b) shall, if reasonably required so to do by the Mortgages Trustee, participate or join in and lend its name to and take such other steps as may reasonably be required by the Mortgages Trustee in relation to, any legal proceedings in respect of the Mortgage Loans and the Related Security to the extent necessary to protect, preserve and enforce the Seller's or the Mortgages Trustee's or Funding's or the Security Trustee's title to or interest in any Mortgage Loan or its Related Security provided that the Seller is reimbursed, subject to and in accordance with the relevant priority of payments under and in accordance with the Transaction Documents, by the Mortgages Trustee or Funding for the reasonable legal expenses and costs of such proceedings.

7.5 ***Responsibility of Seller***: The Seller hereby further undertakes with the Mortgages Trustee and Funding that it is and at all times shall remain solely responsible for any Product Switches (other than a Re-Fixed Mortgage Loan), for funding any Cash Re-Draws made by a

Borrower under a Flexible Mortgage Loan, for funding any request for any Further Advance made by a Borrower, and for paying to the Mortgages Trustee from time to time an amount equal to the Unpaid Interest associated with any Non-Cash Re-Draw made by a Borrower under a Flexible Mortgage Loan. For the avoidance of doubt, neither the Mortgages Trustee nor Funding will be required to advance moneys to the Seller or to a Borrower in order to fund such a Re-Draw or Further Advance in any circumstances whatsoever.

7.6 ***Product Switches and Further Advances:***

(a) Neither the Mortgages Trustee nor Funding shall (and each shall procure that its agents do not):

(i) issue to any Borrower any offer of a Further Advance; or

(ii) issue to any Borrower any offer of a Product Switch (other than a Re-Fixed Mortgage Loan),

without first having given notice in writing to the Seller seeking confirmation from the Seller that the Seller will repurchase the Mortgage Loan to which such offer relates from the Mortgages Trustee in accordance with the terms of this Agreement.

(b) If the Seller gives such confirmation to the Mortgages Trustee, the Mortgages Trustee (or its agents, including the Administrator, on its behalf) shall then issue to that Borrower the relevant offer referred to in paragraph (a) above and shall (in the case of any offer referred to in paragraph (a) above) then notify the Seller in writing as soon as the Mortgages Trustee has accepted the mortgage documentation completed by the Borrower in relation to such offer.

(c) The Mortgages Trustee shall not itself make any Further Advance or Product Switch (other than in relation to a Re-Fixed Mortgage Loan).

7.7 ***Standard Variable Rate:*** Subject to the provisions of Clause 7.9, the Seller covenants with the Mortgages Trustee, Funding and the Security Trustee that, where the Administrator determines on any date that there will be a Shortfall during the next succeeding Interest Period and notifies the Seller to such effect, the Seller shall take all steps which are necessary, including publishing any notice which is required in accordance with the Mortgage Conditions, to set the Standard Variable Rate at such level as may be notified to the Seller by the Mortgages Trustee, Funding or the Security Trustee (which rate shall be the same rate as previously notified to the Mortgages Trustee, Funding and the Security Trustee in accordance with Clause 4.3(b) of the Administration Agreement) as being the rate required in order for no Shortfall to arise.

7.8 ***Security Powers of Attorney:*** The Seller shall grant security powers of attorney to the Mortgages Trustee, Funding and the Security Trustee in the form set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*) allowing any of the Mortgages Trustee, Funding and the Security Trustee and their delegates from time to time (*inter alia*) to set the Standard Variable Rate and (save for the Security

Trustee) the rate of (and terms relating to) the Existing Borrowers' Re-Fix Rate should the Seller fail to do so in accordance with its obligations under this Agreement, but only to the extent that such rate has been previously notified to the Mortgages Trustee, Funding and the Security Trustee in accordance with Clause 4.3(b) of the Administration Agreement. Nothing in this Clause 7.8 shall prevent the Seller (or any of its attorneys from time to time) from setting a higher Northern Rock Standard Variable Rate (or in the case of the Existing Borrowers' Re-Fix Rate setting a higher rate and imposing terms more advantageous to the Mortgages Trustee) than those to be set or required by the Mortgages Trustee, Funding and (other than in respect to an Existing Borrower's Re-Fix Rate) the Security Trustee.

7.9 ***Shortfall***: Unless any of the Mortgages Trustee, Funding or the Security Trustee needs to do so to avoid a Shortfall, none of the Mortgages Trustee, Funding or the Security Trustee shall set the Standard Variable Rate for Mortgage Loans which are in the Mortgages Trust (disregarding any discounts or additions to it) at a rate higher than the then applicable Standard Variable Rate for mortgage loans which are not in the Mortgages Trust.

7.10 ***Forwarding of Notice:*** The Security Trustee undertakes, upon receipt of any notice as specified in Clause 8.4(c) of the Mortgages Trust Deed, to forward such notice to the Mortgages Trustee, Funding, the Seller and the Cash Manager in the manner set forth in Clause 20 within three (3) London Business Days of receipt thereof. The Security Trustee shall have no other obligation other than the foregoing following receipt of such notice.

8. Warranties and Repurchase by the Seller

8.1 ***Representations and Warranties:*** The Seller makes the Representations and Warranties set out in Schedule 1 *(Representations and Warranties)* to each of the Mortgages Trustee, Funding and the Security Trustee:

(a) in respect of each Mortgage Loan and its Related Security in the Initial Mortgage Portfolio as at the date hereof and on the Initial Closing Date;

(b) in relation to each New Mortgage Loan and its Related Security in a New Mortgage Portfolio, on the date of the service of the relevant New Mortgage Portfolio Notice and on the relevant Assignment Date;

(c) in the form set out in Part 2 of Schedule 1 *(Representations and Warranties)* in relation to the matters and at the dates set out therein; and

(d) in the form set out in Part 3 of Schedule 1 *(Representations and Warranties)* in relation to the matters and at the dates set out therein.

8.2 ***Reliance:*** The Seller acknowledges that the Representations and Warranties are made with a view to inducing the Mortgages Trustee, Funding and the Security Trustee either to enter into this Agreement and the other Transaction Documents to which each is a party or to agree to purchase the New Mortgage Loans and their Related Security comprised in each New Mortgage Portfolio, and that each of the Mortgages Trustee, Funding and the Security Trustee has entered into this Agreement and the other Transaction Documents to which it is a party in reliance upon the Representations and Warranties notwithstanding any information possessed or discoverable by the Mortgages Trustee, Funding and/or the Security Trustee. The Mortgages Trustee, Funding and the Security Trustee acknowledge that they have not entered into this Agreement in reliance upon any representation, warranty or undertaking other than those set out in this Agreement or upon any other enquiry, investigation or search whatsoever.

8.3 ***Remedies***: The Mortgages Trustee's, Funding's and the Security Trustee's sole remedy in respect of a breach of any of the Representations and Warranties shall be to take action under this Clause 8 (*Warranties and Repurchase by the Seller*) or under Clause 8.4 (*Adjustments to Trust Property*) of the Mortgages Trust Deed. Furthermore, in respect of any actual or alleged breach of Clause 8.1 *(Representations and Warranties*), the Mortgages Trustee, Funding or the Security Trustee shall, as applicable:

(a) notify the Seller as soon as reasonably practicable following any claim or intimation of claim by any person of or arising from such actual or alleged breach and thereafter keep the Seller informed in relation to such claim or intimation;

(b) not settle or compromise any such claim made or intimated or otherwise do anything which may be prejudicial to the position of the Seller in relation thereto having regard to this Agreement, except pursuant to the written directions of the Seller or with the Seller's prior written approval, such directions and approval not to be unreasonably withheld; and

(c) comply with the Seller's reasonable directions as to answering, disputing, defending, compromising, settling, or otherwise in relation to the claim made or initiated (including without limitation the instruction of particular legal advisers), and if and to the extent required by the Seller, do such things as the Seller may reasonably require to enable and authorise the Seller or persons nominated by the Seller to answer, dispute, defend, compromise, settle or otherwise deal with any such claim or intimated claim, or mitigate loss or potential loss on behalf of the Mortgages Trustee, subject in each case to the Seller indemnifying the Mortgages Trustee, Funding and the Security Trustee against the consequences of complying with the Seller's directions and requirements.

8.4 ***Repurchase***: Subject to Clause 8.14 (Repurchase Not Possible), in the event of a material breach of any of the Representations or Warranties in respect of any Mortgage Loan and/or its Related Security as at the Initial Closing Date or, as the case may be, the relevant Assignment Date, which could have a material adverse effect on the Mortgage Loan and/or its Related Security (having regard to, among other things, whether a loss is likely to be incurred in respect of the Mortgage Loan to which the breach relates after taking account of the likelihood of recoverability or otherwise of any sums under any applicable insurance policies), and further provided that:

(a) the Mortgages Trustee, Funding or the Security Trustee has given the Seller not less than 28 days' notice in writing;

(b) the Mortgages Trustee has obtained the consent of the Security Trustee; and

(c) such breach, where capable of remedy, is not remedied to the satisfaction of Funding and the Security Trustee within the 28 day period referred to in (a) (or such longer period as Funding and the Security Trustee may direct the Mortgages Trustee),

then at Funding's (with the consent of the Security Trustee) or the Security Trustee's direction, the Mortgages Trustee may serve upon the Seller a notice in the form of the Loan Repurchase Notice whereupon the Seller will be required to repurchase the relevant Mortgage Loan and its Related Security and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it in accordance with Clause 8.7 (*Completion of Repurchase*) , provided, however, that the Security Trustee shall have no duty to provide any such notice to the Seller or consider granting its consent pursuant to this Clause 8.4 unless the Security Trustee has been notified by a party to a Transaction Document of such material breach of such Representation or Warranty which, in the opinion of such party (as communicated to the Security Trustee), could have a material adverse effect on the related Mortgage Loan and/or its Related Security, taking into account the considerations provided in this Clause 8.4, and further provided that prior to receipt of such notice the Security Trustee shall be entitled to assume that no such material breach has occurred.

8.5 ***Repurchase of Product Switches and Further Advances:*** In the event of there being at any date in respect of any Mortgage Loan assigned to the Mortgages Trustee hereunder a PS/FA Event (other than a Mortgage Loan becoming a Re-Fixed Mortgage Loan, such PS/FA Event being dealt with under Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*)), the Seller may at any time serve notice in the form of the Loan Repurchase Notice on the Mortgages Trustee whereupon the Mortgages Trustee will be required to sell and to re-transfer to the Seller in accordance with Clause 8.7 (*Completion of Repurchase*) any Mortgage Loan identified in the Loan Repurchase Notice together with its Related Security and any other Mortgage Loan secured or intended to be secured by that Related Security or any part of it (any such Mortgage Loan or Mortgage Loans, a "**PS/FA Mortgage Loan**") free from the Mortgages Trust and any right or interest that the Security Trustee may have in such PS/FA Mortgage Loan and its Related Security under the Funding Deed of Charge. Any PS/FA Mortgage Loan repurchased by the Seller shall be released from the Mortgages Trust and shall no longer constitute Trust Property and shall be released from any right or interest that the Security Trustee may have had in such Mortgage Loan and its Related Security under the Funding Deed of Charge prior to such repurchase.

8.6 ***Repurchase of Fixed Rate Mortgage Loans***

(a) Where a Mortgage Loan bears interest at a fixed rate for a certain period (the "**initial fixed rate period**"), after the expiry of which the Borrower is entitled to apply for a new fixed rate (whether or not subject to certain conditions), the Mortgages Trustee may by notice in writing to the Seller given at any time not more than 60 days before the expiry of that initial fixed rate period (which for the avoidance of doubt shall exclude any period of extension to which the relevant Borrower is entitled), offer to re-sell to the Seller that Mortgage Loan together with its Related Security if that

Mortgage Loan becomes a Re-Fixed Mortgage Loan during the 3-month period immediately following the end of that initial fixed rate period. The offer will be in writing in the form set out in Schedule 9 (*Offer under Clause 8.6*) and will be signed by or on behalf of the Mortgages Trustee.

(b) The Seller may accept the offer made in accordance with paragraph (a) above on the date on which that Mortgage Loan becomes a Re-Fixed Mortgage Loan during the 3-month period immediately following the end of the initial fixed rate period relating to it, only by payment to the Mortgages Trustee of the consideration payable for the repurchase of the relevant Mortgage Loan and its Related Security in accordance with Clause 8.7 (*Completion of Repurchase*).

(c) The parties hereto acknowledge that the effect of the payment to the Mortgages Trustee by the Seller of the consideration for the repurchase of the relevant Mortgage Loan and its Related Security in accordance with paragraph (b) above will be the assignment to the Seller of the beneficial ownership of, and all of the Mortgages Trustee's beneficial right, title, interest and benefit in and to, that Mortgage Loan, and completion of the repurchase shall be effected by the parties in accordance with Clause 8.7 (*Completion of Repurchase).*

(d) The Seller hereby covenants that if it does not accept the offer made by the Mortgages Trustee in accordance with paragraph (b) above, then whether or not the Mortgage Loan becomes a Re-Fixed Mortgage Loan, it will set the Existing Borrowers' Re-Fix Rate applicable for the 3-month period immediately after expiry of the initial fixed rate period relating to that Mortgage Loan at a rate not less than that (and on terms not less advantageous to the Mortgages Trustee or Funding than those) notified from time to time to the Seller by the Mortgages Trustee, Funding or the Administrator as being required by the Mortgages Trustee or Funding.

8.7 ***Completion of Repurchase:*** Completion of any repurchase or re-transfer shall take place:

(a) in the case of any repurchase or re-transfer pursuant to any of Clauses 8.4 (*Repurchase*) or 8.5 (*Repurchase of Product Switches and Further Advances*) on the first London Business Day immediately following expiry of a period of 10 days following the date of the service upon the Seller of the relevant Loan Repurchase Notice or at the Seller's earlier election; or

(b) in the case of any repurchase or re-transfer pursuant to Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*), immediately upon the Mortgage Loan becoming a Re-Fixed Mortgage Loan,

whereupon, the Seller shall pay to the Mortgages Trustee an amount equal to the Current Balance of such Mortgage Loan or Mortgage Loans and any Related Security and all Arrears of Interest and Accrued Interest relating thereto as at the date of completion of such repurchase. The provisions of Clause 8.8 (*Transfers*) and Clause 8.9 (*Documentation*) shall apply to any such repurchase or re-transfer.

8.8 ***Transfers***: On the date of completion of any repurchase of a Mortgage Loan and its Related Security in accordance with this Clause 8 (*Warranties and Repurchase by Seller*), the Mortgages Trustee and Funding shall at the cost of the Seller execute and deliver or cause their respective duly authorised attorneys to execute and deliver to the Seller:

(a) if perfection of the assignment to the Mortgages Trustee has occurred in accordance with Clause 6 (*Perfection of the Assignment*):

(i) if the relevant Mortgage is over Registered Land, a transfer of such Mortgage to the Seller in the form of the Registered Transfer; or

(ii) if the relevant Mortgage is over Unregistered Land, a transfer to the Seller in the form of the Unregistered Transfer;

(b) a re-assignment of the rights of the Mortgages Trustee in respect of the relevant Related Security each in a form reasonably acceptable to the Seller (which shall, in the case of the re-assignment of the Insurance Contracts, be substantially in the form of the Assignment of Insurance Contracts set out in Schedule 3 (*Assignment of Insurance Contracts*); and

(c) a notification to the Administrator that all further sums due in respect of such repurchased Mortgage Loan are for the Seller's account.

8.9 ***Documentation***: Upon any completion of the repurchase of any Mortgage Loan and its Related Security in accordance with this Clause 8 (*Warranties and Repurchase by Seller*) the Seller shall cease to be under any further obligation to hold any Title Deeds or other documents relating to such Mortgage Loan or Mortgage Loans and its Related Security to the order of the Mortgages Trustee and the Security Trustee and if the Mortgages Trustee or the Security Trustee then holds the Title Deeds, the Mortgages Trustee or, as the case may be, the Security Trustee shall forthwith return them to the Seller. Any such repurchase by the Seller of a Mortgage Loan or Mortgage Loans and its or their Related Security shall constitute a discharge and release of the Seller from any claims which the Mortgages Trustee and/or Funding or the Security Trustee may have against the Seller arising from the relevant Representation or Warranty in relation to that Mortgage Loan or Mortgage Loans and its or their Related Security only, but shall not affect any rights arising from a breach of any other express provision of this Agreement or any Representation or Warranty in relation to any other Mortgage Loan and other Related Security.

8.10 ***Notification***: Forthwith after the Seller becomes aware of any event which may reasonably give rise to an obligation under Clause 8 (*Warranties and Repurchase by Seller*) to repurchase any Mortgage Loan it shall notify the Mortgages Trustee, Funding and the Security Trustee in writing thereof as soon as reasonably practicable.

8.11 ***No Prejudice***: The terms of this Clause 8 (Warranties and Repurchase by the Seller) shall not prejudice the rights of the Mortgages Trustee or the Beneficiaries under the Mortgages Trust Deed.

8.12 ***Claims against Seller:*** If a breach of a Representation or Warranty arises in respect of any Mortgage Loan and (in either case) no repurchase requirement arises in respect of the Seller pursuant to this Clause 8 (*Warranties and Repurchase by the Seller*), neither the Mortgages Trustee, Funding nor the Security Trustee shall have any claim against the Seller in respect of, or in relation to, such breach of Representation or Warranty in relation to that Mortgage. For the avoidance of doubt, save as provided for in this Clause 8 (*Warranties and Repurchase by the Seller*), the Seller is not obliged to repurchase any other Mortgage Loan or its Related Security.

8.13 ***Assignment***: If the Seller makes any payment to the Mortgages Trustee GIC Account (or as the Mortgages Trustee shall direct) in full satisfaction of any claim made by the Mortgages Trustee, Funding or the Security Trustee in relation to any Representation or Warranty set out in Schedule 1 (*Representations and Warranties*), the Mortgages Trustee, Funding or the Security Trustee, as the case may be, shall assign to the Seller such rights as they have against any third party which relate to such claim.

8.14 ***Repurchase Not Possible***: If a Mortgage Loan has never existed, or has ceased to exist, such that it is not outstanding on the date on which it is due to be repurchased pursuant to this Clause 8 (*Warranties and Repurchase by the Seller*), the Seller shall not be obliged to repurchase the Mortgage Loan and the Related Security but shall instead indemnify the Mortgages Trustee, Funding and the Security Trustee against any loss suffered by reason of any Representation or Warranty relating to or otherwise affecting that Mortgage Loan being untrue or incorrect by reference to the facts subsisting at the date on which the relevant Representation or Warranty was given, provided that the amount of such indemnity shall not exceed the sum of (i) the Current Balance of the Mortgage Loan that would have been payable by the Borrower in respect of such Mortgage Loan on and after the relevant completion date for the repurchase in relation to such Mortgage Loan had the Mortgage Loan existed and complied with each of the Representations and Warranties set out Schedule 1 (*Representations and Warranties*) as at such date in relation to such Mortgage Loan and (ii) interest thereon from such relevant completion date at the weighted average yield of the Mortgage Loans.

8.15 ***Indemnity:*** The Seller shall indemnify the Mortgages Trustee against any loss suffered as a result of any Borrower exercising a Right of Set Off against the Mortgages Trustee provided that the amount of such indemnity in relation to any Mortgage Loan shall not exceed the sum of the Current Balance of that Mortgage Loan and interest payable by the Borrower under that Mortgage Loan as at the date that the Borrower exercises the Right of Set Off. In this clause "**Right of Set Off**" means any right of set off arising from a deposit of money made by the Borrower with the Seller or from any transaction between the Borrower and the Seller other than one relating to the Mortgage Loan.

9. Further Assurance

The parties hereto agree that they will co-operate fully to do all such further acts and things and execute any further documents that may be necessary or desirable to give full effect to the transactions contemplated by this Agreement (but subject always to Clause 6 (*Perfection of the Assignment*)).

10. **Consequences of Breach**

Without prejudice to Clause 8 (*Warranties and Repurchase by the Seller*), the Mortgages Trustee, Funding and the Security Trustee severally acknowledge to and agree with the Seller, and the Security Trustee acknowledges to and agrees with Funding and the Mortgages Trustee, that the Seller shall have no liability or responsibility (whether, in either case, contractual or tortious, express or implied) for any loss or damage for or in respect of any breach of, or any act or omission in respect of, any of its obligations hereunder other than loss or damage directly (and not indirectly or consequentially) suffered by the Mortgages Trustee and/or Funding or the assets comprised in the Funding Security constituted by the Funding Deed of Charge by reason of such breach, act or omission. For this purpose (and without limiting the scope of the above exclusion in respect of indirect or consequential loss or damage) any loss or damage suffered by the Mortgages Trustee and/or Funding or such assets which would not have been suffered by it or such assets had the breach, act or omission in question not also been or given rise to an Event of Default or enforcement of the security contributed by the Funding Deed of Charge shall be treated as indirect or consequential loss or damage.

11. **Subordination**

The Seller agrees with the Mortgages Trustee, Funding and the Security Trustee that on the enforcement of any Mortgage any sums owed to the Seller by a Borrower secured under such Mortgage and the rights and remedies of the Seller in respect of the sums owed to the Seller shall at all times be subject and subordinated to any sums owed to the Mortgages Trustee by the Borrower and to the rights and remedies of the Mortgages Trustee in respect of such sums owed to the Mortgages Trustee by the Borrower.

12. **Non-Merger**

Any term of this Agreement to which effect is not given on the Initial Closing Date or on any Assignment Date (including in particular, but without limitation, the liability of the Seller under the Representations and Warranties and the provisions of Clause 4 (*Sale and Purchase of New Mortgage Portfolios*)) shall not merge and shall remain in full force and effect notwithstanding the sale and purchase contemplated by this Agreement.

13. **No Agency or Partnership**

It is hereby acknowledged and agreed by the parties that nothing in this Agreement shall be construed as giving rise to any relationship of agency, save as expressly provided herein, or partnership between the parties and that in fulfilling its obligations hereunder, each party shall be acting entirely for its own account.

14. **Payments**

All payments to be made pursuant to this Agreement shall be made in sterling in immediately available funds without exercising or seeking to exercise any right of set-off as may otherwise exist and shall be deemed to be made when they are received by the payee and shall be accounted for accordingly unless failure to receive any payment is due to an error by the payee's bank.

15. **Assignment**

15.1 ***Assignment***: Subject always to the provisions of Clause 16 (Security Trustee), no party hereto shall be entitled to assign all or any part of its rights or obligations hereunder to any other party without the prior written consent of each of the other parties hereto (which shall not, if requested, be unreasonably withheld) save that Funding shall be entitled to assign by way of security all or any of its rights under this Agreement without such consent to the Security Trustee pursuant to the Funding Deed of Charge and the Security Trustee may at its sole discretion assign all or any of its rights under or in respect of this Agreement without such consent to any successor Security Trustee under the Funding Deed of Charge and may assign all of any part of the Funding Security upon an enforcement of the Funding Security in accordance with the Funding Deed of Charge.

15.2 ***Acknowledgement of Security Assignment:*** The Seller acknowledges that on the assignment pursuant to the Funding Deed of Charge by Funding to the Security Trustee of Funding's rights under this Agreement the Security Trustee may enforce such rights in the Security Trustee's own name without joining Funding in any such action (which right the Seller hereby waives) and the Seller hereby waives as against the Security Trustee any rights or equities in its favour arising from any course of dealing between the Seller and Funding.

16. **Security Trustee**

16.1 ***Vesting of Rights***: If there is any change in the identity of the security trustee in accordance with the Funding Deed of Charge, the Seller, the Mortgages Trustee and Funding shall execute such documents and take such action as the successor security trustee and the outgoing security trustee may require for the purpose of vesting in the successor security trustee the rights and obligations of the outgoing security trustee hereunder and releasing the outgoing security trustee from its future obligations under this Agreement and the Seller shall give notice thereof to the Rating Agencies.

16.2 ***No Assumption***: It is hereby acknowledged and agreed that by its execution of this Agreement the Security Trustee shall not assume or have any of the obligations or liabilities of the Seller or Funding or the Mortgages Trustee hereunder. Furthermore, any liberty or power which may be exercised or any determination which may be made hereunder by the Security Trustee may be exercised or made in the Security Trustee's absolute discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Funding Deed of Charge. Without prejudice to the generality of the foregoing, all references to the Security Trustee taking action in connection with any duty of the Seller shall also be read subject to Clause 25 and Schedule 4 of the Administration Agreement.

17. **New Intercompany Loans**

If Funding enters into a New Intercompany Loan Agreement, then the Seller, the Mortgages Trustee, Funding and the Security Trustee shall execute such documents and take such action as may be required by the Rating Agencies for the purpose of including the New Issuer in the Transaction including, without limitation:

(a) effecting any necessary changes to Clause 4 (*Sale and Purchase of New Mortgage Portfolios*);

(b) ensuring that any Transaction Document relevant to a New Issuer has been executed and delivered prior to the relevant Closing Date;

(c) executing and delivering all documents required by Clause 4.4 (*Closing and Conditions Precedent*) in relation to any New Mortgage Portfolio.

18. **Non Petition Covenant; Limited Recourse**

18.1 ***Non Petition Covenant:*** Each of the parties hereto hereby agrees that it shall not institute against either Funding or the Mortgages Trustee any winding-up, administration, insolvency or similar proceedings so long as any sum is outstanding under any Intercompany Loan Agreement of any Issuer or for two years plus one day since the last day on which any such sum was outstanding.

18.2 ***Limited Recourse:*** Each of the parties hereto agrees that:

(a) in relation to the Mortgages Trustee, any amount payable by the Mortgages Trustee to any other party to this Agreement under this Agreement not being an amount payable out of the Trust Property in accordance with the terms of the Mortgages Trust Deed shall only be payable to the extent that on that date the Mortgages Trustee has sufficient funds to pay such amount out of fees paid to it under the Mortgages Trust Deed; and

(b) in relation to Funding:

(i) only the Security Trustee may enforce the security created in favour of the Security Trustee under the Funding Deed of Charge in accordance with the provisions thereof;

(ii) notwithstanding any other provision of this Agreement or any other Transaction Document, no sum due or owing to any party to this Agreement from or by Funding under this Agreement shall be payable by Funding except to the extent that Funding has sufficient funds available or (following enforcement of the Funding Security) the Security Trustee has realised sufficient funds from the Funding Security to pay such sum subject to and in accordance with the relevant Funding Priority of Payments and provided that all liabilities of Funding required to be paid in priority thereto or *pari passu* therewith pursuant to such Funding Priority of Payments have been paid, discharged and/or otherwise provided for in full; and

(iii) it shall not take any steps for the purpose of recovering any amount payable by Funding or enforcing any rights arising out of this Agreement against Funding otherwise than in accordance with the Funding Deed of Charge.

18.3 ***Corporate Obligations:*** To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

19. Amendments and Waiver

19.1 ***Entire Agreement***: This Agreement sets out the entire agreement and understanding between the parties with respect to the subject matter of this Agreement superseding all prior oral or written understandings other than the other Transaction Documents.

19.2 ***Amendments and Waiver:*** No amendment or waiver of any provision of this Agreement nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

19.3 ***Rights cumulative:*** The respective rights of each of the parties to this Agreement are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Agreement are cumulative and not exclusive of any remedies provided by law.

20. Notices

Any notices or other communication or document to be given or delivered pursuant to this Agreement to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Seller, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Mortgages Trustee, to Granite Finance Trustees Limited, 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands, (facsimile number 01534-609-333) for the attention of the Company Secretary;

(c) in the case of Funding, to Granite Finance Funding Limited, 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW, (facsimile number 0207-332-6199) for the attention of the Company Secretary; and

(d) in the case of the Security Trustee, to The Bank of New York (London Branch), at One Canada Square, 48th Floor, London E14 5AL (facsimile number 020-7964-6399) for the attention of Corporate Trust (Global Structured Finance),

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 20.

21. **Third Party Rights**

A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

22. **Execution in Counterparts; Severability**

22.1 ***Counterparts:*** This Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

22.2 ***Severability:*** Where any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

23. **Governing Law and Submission to Jurisdiction**

23.1 ***Governing Law:*** This Agreement is governed by, and shall be construed in accordance with, English law.

23.2 ***Submission to Jurisdiction:*** Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

24. Process Agent

The Mortgages Trustee irrevocably and unconditionally appoints Mourant & Co. Capital (SPV) Limited at Fourth Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW or otherwise at its registered office for the time being as its agent for service of process in England in respect of any proceedings in respect of this Agreement and undertakes that in the event of Mourant & Co. Capital (SPV) Limited ceasing so to act it will appoint another person with a registered office in London as its agent for service of process.

25. Appropriate Forum

Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

26. Transaction Documents

To the extent necessary to comply with the requirements of Section 2 Law of Property (Miscellaneous Provisions) Act 1989, this Agreement incorporates by reference to them the Transaction Documents.

AS WITNESS whereof the parties hereto have executed this Agreement for delivery on the day and year first before written.

SCHEDULE 1
REPRESENTATIONS AND WARRANTIES

Part 1

1. The particulars of each Mortgage Loan and its related Mortgage in the Initial Mortgage Portfolio set out in Appendix A to this Agreement are complete, true and accurate in all material respects.

2. Immediately prior to a Closing Date or an Assignment Date, as the case may be, subject to completion of any registration which may be pending at H.M. Land Registry, the Seller was the absolute beneficial and legal owner of the Mortgages, the Related Security and the other property to be assigned by the Seller to the Mortgages Trustee under this Agreement at such Closing Date or such Assignment Date, as the case may be, and the Seller has not assigned (whether by way of absolute assignment or by way of security only), transferred, charged, disposed of or dealt with the benefit of any of the Mortgage Loans or their related Mortgages, any of the other rights relating thereto or any of the property, rights, titles, interests or benefits to be sold or assigned pursuant to this Agreement other than pursuant to this Agreement.

3. Each Mortgage Loan and its related Mortgage and the Related Security constitutes a valid and binding obligation of the Borrower enforceable in accordance with its terms (save any terms which are not binding by virtue of the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999) and each related Mortgage and the Related Security secures the repayment of all advances, interest, costs and expenses payable by the relevant Borrower to the Seller in priority to any other charges registered against the relevant Mortgaged Property.

4. At the time that it was made, each Mortgage Loan complied in all respects with applicable laws and regulations including, without limitation, consumer protection, data protection and contract law.

5. Subject to completion of any registration which may be pending at H.M. Land Registry, each Mortgage either constitutes, or will constitute, following registration at H.M. Land Registry, a first ranking charge by way of legal mortgage over the relevant Mortgaged Property.

6. Each relevant Mortgaged Property is located in England or Wales.

7. All steps necessary to perfect the Seller's title to each Mortgage Loan and its related Mortgage were duly taken at the appropriate time or are in the process of being taken with all due diligence.

8. No lien or right of set-off or counterclaim (other than a Right of Set-off referred to in Clause 8.15 (*Indemnity*)) has been created or arisen between the Seller and any Borrower which would entitle such Borrower to reduce the amount of any payment otherwise due under the relevant Mortgage Loan save in relation to the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999 and save in relation to section 75 of the Consumer Credit Act 1974.

9. Prior to making a Mortgage Loan to a Borrower, the Seller instructed or required to be instructed on its behalf solicitors to carry out in relation to the relevant Mortgaged Property all investigations, searches and other actions that would have been undertaken by the Seller acting in accordance with standards consistent with those of a reasonable and prudent mortgage lender, when advancing money in an amount equal to such advance to an individual to be secured on a mortgaged property of the kind permitted under the Lending Criteria and a report on title was received by or on behalf of the Seller from such solicitors which, either initially or after further investigation revealed no material matter which would cause the Seller, acting reasonably, to decline the Mortgage Loan having regard to the Lending Criteria.

10. In relation to each Mortgage the Borrower has a good and marketable title to the relevant Mortgaged Property.

11. Prior to making a Mortgage Loan the relevant Mortgaged Property was valued by an independent valuer from the panel of valuers from time to time appointed by the Seller or by an employee valuer of the Seller, and the results of such valuation would be acceptable to a reasonable and prudent mortgage lender.

12. Prior to making a Mortgage Loan, the nature and amount of such Mortgage Loan, the circumstances of the relevant Borrower and nature of the relevant Mortgaged Property satisfied the Lending Criteria in force at that time in all material respects.

13. The exercise of any discretion by the Seller in the making of any Mortgage Loan has been consistent with the practice of a reasonable and prudent mortgage lender.

14. Each Mortgage Loan and its related Mortgage has been made on the terms of the Standard Mortgage Documentation (so far as applicable) which has not been varied in any material respect, save for the making of the Base Rate Pledge.

15. No agreement for any Mortgage Loan (other than to the extent it relates to the funding of buildings insurance premiums) is or has ever been, wholly or partly regulated by the Consumer Credit Act 1974 (other than by Sections 137 to 140 of such Act) or constitutes an extortionate credit bargain under Sections 137 to 140 of such Act or, to the extent it is so regulated or partly regulated, all the requirements of the Consumer Credit Act have been met in full.

16. Interest on each Mortgage Loan: (a) is charged on each Mortgage Loan in accordance with the provisions of that Mortgage Loan and its related Mortgage; (b) is not in any event adjusted by reference to the principal amount due thereunder; (c) is payable monthly in advance; and (d) is calculated by reference to the Standard Variable Rate, subject to any applicable caps, discounts and fixed rates and the Base Rate Pledge; and (e) subject to (d) above, may be set by the Seller and its successors and assigns to that Mortgage Loan.

17. No payment of interest (or in the case of Repayment Mortgage Loans, principal and interest) equivalent to an amount in excess of one month's instalment at the applicable rate in respect

of a Mortgage Loan in the Initial Mortgage Portfolio was at any time during the 12 months before the relevant Closing Date or Assignment Date, as the case may be, in arrears.

18. So far as the Seller is aware, no Borrower is in material breach of its Mortgage.

19. So far as the Seller is aware, the underwriting, origination and completion of each Mortgage Loan is not the subject of fraud by any person (including, without limitation, the Borrower or any professional or third party employed or engaged on behalf of the Seller).

20. As at the date of this Agreement, the first payment due has been paid by the relevant Borrower in respect of each Mortgage Loan and each Mortgage Loan was fully performing.

21. Where any Borrower is or was entitled to repayment of any early repayment charge in respect of any mortgage previously held by the Borrower with the Seller, that repayment has been or will be made by the Seller.

22. Except where a Mortgaged Property was at completion of the relevant Mortgage (or, where appropriate, in the case of self-build properties, at the date of completion of the relevant mortgaged property) covered by the Block Buildings Policy or a block buildings policy providing equivalent cover, the Seller took all reasonable steps to ensure that at the date of completion of the relevant Mortgage Loan each Mortgaged Property was:

(a) insured under a buildings policy either (i) in the joint names of the Borrower and the Seller or (ii) with the interest of the Seller noted thereon;

(b) insured under a Block Buildings Policy; or

(c) with respect to leasehold properties, insured by the relevant landlord with the Seller's approval,

and in all cases against risks usually covered by a comprehensive buildings policy and to an amount not less than the full reinstatement cost of such Mortgaged Property as determined by an independent valuer or a valuer employed by the Seller.

23. The Block Buildings Policy referred to above covers such fire and other commercial risks as would be required by the Seller acting in accordance with its normal standard for an amount not less than the full reinstatement value of the Properties covered by the Block Buildings Policy.

24. The Insurance Contracts are in full force and effect and all premiums thereon due on or before the date of this Agreement have been paid in full and the Seller is not aware of any circumstances giving the insurer under the Insurance Contracts the right to avoid or terminate such policy in so far as it relates to the Mortgaged Properties or the Mortgage Loans. Where the Lending Criteria then in force required that a Mortgage Loan was covered by the Insurance Contract referred to in paragraph 1 of Schedule 4 (*Insurance Contracts*), that Mortgage Loan is covered by such Insurance Contract.

25. To the extent that a Guarantee was required under the Lending Criteria in relation to a particular Mortgage Loan, that Guarantee constitutes the valid, binding and enforceable obligations of the guarantor thereunder (save to the extent that the Guarantee is not valid, binding or enforceable by virtue of the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999).

26. If a Mortgaged Property is leasehold or long leasehold, written notice has been given to the landlord of the creation of the Mortgage.

27. In relation to each Mortgage, any person who at the date when the Mortgage Loan was made has been identified by the Borrower to the Seller as residing or about to reside in the relevant Mortgaged Property is either named as a joint Borrower or has signed a form of consent declaring that he or she agrees that any present or future rights or interests as he or she may have or acquire over or in respect of the relevant Mortgaged Property shall be postponed and made subject to the rights, interests and remedies of the Seller under the relevant Mortgage and that he or she shall not claim any such rights or interests against the Seller.

28. No Borrower was under 18 years of age at the time of completion of the relevant Mortgage Loan.

29. No Mortgage Loan has a final maturity beyond January 2039.

30. The Seller has procured that full and proper accounts, books and records have been kept showing clearly all material transactions, payments, receipts and proceedings relating to that Mortgage Loan and its Mortgage and all such accounts, books and records are up to date and in the possession of the Seller or held to its order (subject to the provisions of the Mortgages Trust Deed).

31. The origination and collection practices employed by the Seller with respect to the Mortgage Loans have been, in all respects, legal and consistent with the practice of a reasonable and prudent mortgage lender.

32. The Seller has not received written notice of any litigation or claim calling into question in any material way its title to any Mortgage Loan and its Mortgage or the value of any security. The Seller is not engaged in any litigation, and no litigation is pending or threatened by the Seller, against any person in connection with any report, valuation, opinion, certificate, consent or other statement of fact or opinion given in connection with any Mortgage Loan received by the Seller in connection with the origination of any Mortgage Loan.

33. In respect of any Mortgaged Property which is subject to a second or subsequent mortgage or standard security, the Seller has first priority for the full amount of the Mortgage Loan and all costs, fees and expenses relative thereto.

34. Subject to completion of any registration or recording which may be pending at the Land Registry, all Property Deeds and Mortgage Loan Files are held by, or to the order of, the Seller.

35. Each Borrower is a natural person, and no Borrower is at present an employee or an officer of the Seller.

36. All Mortgage Loans were originated by or on behalf of the Seller in the ordinary course of the Seller's residential secured lending activities. No Mortgage Loan was acquired by the Seller subject to any discount and no Mortgage Loan has been written down by the Seller in its accounts.

37. The Mortgage Loans and their related Mortgages contain no obligations on the part of the Seller to make any further advances, and all costs, fees and expenses incurred in making, closing or registering the Mortgage Loans and the Related Security have been paid in full.

38. All formal approvals, consents and other steps necessary to permit a legal and equitable transfer of, and a transfer of servicing away from the Seller of, the Mortgage Loans and their related Mortgages to be sold under this Agreement whenever required under the Transaction Documents have been obtained or taken and there is no requirement in order for the transfer to be effective to notify the Borrower before, on or after any equitable transfer or before any legal transfer of the Mortgage Loans and their related Mortgages.

39. So far as the Seller is aware, none of the terms in any Mortgage Loan and its related Mortgage are unfair terms within the meaning of the Unfair Terms in Consumer Contracts Regulations 1994 or the Unfair Terms in Consumer Contracts Regulations 1999 in any material respect save those which impose Early Repayment Charges.

40. The Seller has confirmed to all relevant Borrowers that where any Mortgage Loan provides that where any Early Repayment Charge is payable at any time when the interest rate payable under that Mortgage Loan is equal to or set by reference to the Standard Variable Rate (including without limitation where the Mortgage Loan provides for a capped or discounted rate), the interest rate payable under that Mortgage Loan will be no more than 1.99 per cent. above the Bank of England's base rate.

41. In relation to a Right to Buy Mortgage Loan:

(a) in the case of each Mortgage Loan the Seller was at the time of origination of that Mortgage Loan an approved lending institution within the meaning given to that expression in the Housing Act 1985;

(b) the original advance was made to the person exercising the right to buy; and

(c) the original advance was made for the purposes of enabling the recipient thereof to purchase the relevant Mortgaged Property.

For the purpose of this paragraph 41, **"Right to Buy Mortgage Loan"** means a Mortgage Loan in respect of which the "right to buy" provisions of the Housing Act 1985 apply (other than any Mortgage Loan in respect of which the period during which the statutory charge referred to in section 156 of that Act would have existed, had the relevant circumstances applied, has expired).

42. The loyalty discount applicable to certain Mortgage Loans after seven years will not apply to any such Mortgage Loans during any period when the interest rate is fixed.

43. The Seller has paid to the relevant Borrower the full amount of the cashback payment in relation to any Cashback Mortgage Loan, either upon completion of the relevant Mortgage Loan or, if subsequent to completion, prior to the assignment of such Mortgage Loan to the Mortgages Trustee.

44. No Mortgage Loan has a Current Balance of more than £350,000.

45. Each Mortgage Loan, Mortgage Deed and Related Security in the Initial Mortgage Portfolio was made not earlier than 1 July 1995.

46. Each Mortgage Loan was originated by the Seller in pounds sterling and is denominated in pounds sterling (or originated and denominated in euro at any time when the euro has been adopted as the lawful currency of the United Kingdom) and is currently repayable in pounds sterling.

47. The Seller's Lending Criteria are consistent with the criteria that would be used by a reasonable and prudent mortgage lender.

48. The Seller is not aware of any material claim outstanding under any of the Buildings Policies relating to a Mortgaged Property.

49. No Mortgage Loan has an LTV greater than 95 per cent.

50. Each Mortgage Loan has been made for one of the following purposes:

    (a) the purchase of land; or

    (b) the provisions of dwellings or business premises on any land; or

    (c) the alteration, enlarging, repair or improvement of a dwelling or business premises on any land provided the creditor is the creditor under (i) an agreement by which the debtor is provided with credit for any of the purposes in (a) or (b) above or (ii) an agreement refinancing an agreement under which the debtor is provided with credit for any of the purposes in (a) or (b) above; or (iii) a debtor-creditor agreement secured by any land mortgage to refinance any existing indebtedness of the debtor, whether to the creditor or another person, under any agreement by which the debtor was provided with credit for any of the purposes in (a) and (b) above.

Any reference in this Schedule 1 to solicitors includes licensed conveyancers.

Part 2

1. In respect of each of the Preliminary Prospectus as of its date (except insofar as the information contained therein has been amended, supplemented or deleted in the Prospectus) and the Prospectus as at the date thereof:

   (a) each of them contained all information with respect to the Seller, the Initial Mortgage Portfolio and to the Notes which was material in the context of the issue and offering of the Notes (including all information required by English law);

   (b) the statements contained in each of them relating to the Seller and the Initial Mortgage Portfolio were in every material particular true and accurate and not misleading;

   (c) the opinions and intentions expressed in each of them with regard to the Seller and the Initial Mortgage Portfolio were honestly held, were reached after considering all relevant circumstances and were based on reasonable assumptions;

   (d) there were no other facts in relation to the Seller, the Initial Mortgage Portfolio or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in either of them misleading; and

   (e) all reasonable enquiries had been made by the Seller to ascertain such facts and to verify the accuracy of all such information and statements.

2. The Seller has not acquired or owned or possessed any rights in the Mortgages Trustee or Funding such that it would "control" the Mortgages Trustee or Funding within the meaning of section 416 ICTA 1988.

   There is not any "connection" (within the meaning of section 87 Finance Act 1996) between either the Mortgages Trustee or Funding, respectively, and any Borrower.

Part 3

The Seller makes the following representations and warranties to each of the Mortgages Trustee, Funding and the Security Trustee:

1. **Status:** It is a public limited company duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. **Powers and authority:** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of each of the Transaction Documents to which it is or will be a party, and each such Transaction Document has been duly executed and delivered by it.

3. **Legal validity:** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute its legal, valid and binding obligation.

4. **Non-conflict:** The execution by it of each of the Transaction Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents will not:

   (a) result in the existence or imposition of, nor oblige it to create, any Security Interest in favour of any person over all or any of its present or future revenues or assets save for any which are created under or pursuant to the Funding Deed of Charge;

   (b) conflict with any document which is binding upon it or any of its assets;

   (c) conflict with its constitutional documents; or

   (d) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. **No litigation:** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. **Consents and Licences:** All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

SCHEDULE 2
FORMS OF TRANSFERS: REGISTERED AND UNREGISTERED LAND

Part 1

FORM OF TRANSFER (REGISTERED LAND - ENGLAND AND WALES)

In the form of H.M. Land Registry Form TR4

Part 2

FORM OF TRANSFER (UNREGISTERED LAND - ENGLAND AND WALES)

This Transfer of Mortgages is made on [ ] between NORTHERN ROCK PLC (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (hereinafter called the "**Transferor**") of the one part and GRANITE FINANCE TRUSTEES LIMITED (registered number 79309) whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (hereinafter called the "**Transferee**") of the other part.

WHEREAS:

(A) By the charges by way of legal mortgage ("**Mortgages**") brief particulars of which are set out in the Annexure hereto the properties brief particulars of which are similarly set out ("**Properties**") became security for the repayment of the moneys therein mentioned.

(B) By a mortgage sale agreement dated 26 March 2001 made between *inter alios* the Transferor and the Transferee, the Transferor has agreed to sell and the Transferee has agreed to buy all right, title, interest and benefit (both present and future) in and under the Mortgages for the consideration hereinafter mentioned.

NOW THIS DEED WITNESSETH as follows:

1. In consideration of the sums payable and the other consideration under the Agreement by the Transferee (receipt of which is hereby acknowledged) the Transferor with full title guarantee hereby transfers unto the Transferee all right, title, interest and benefit (both present and future) in and under the Mortgages including for the avoidance of doubt:

   (i) the right to demand, sue for, recover, receive and give receipts for all principal moneys payable or to become payable under the Mortgages or the unpaid part thereof and the interest due or to become due thereon; and

   (ii) the benefit of all securities for such principal moneys and interest, the benefit of all consents to mortgage signed by occupiers of the Properties, and the benefit of and the right to sue on all covenants with the Transferor in each Mortgage and the right to exercise all powers of the Transferor in relation to each Mortgage; and

   (iii) all the estate and interest in the Properties vested in the Transferor subject to redemption or cesser; and

   (iv) all causes of action of the Transferor against any person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion or consent to mortgage given in connection with any Mortgage or affecting the Transferor's decision to make the relevant advance.

IN WITNESS of which NORTHERN ROCK PLC has caused this Transfer to be executed and delivered as a deed on the date which appears first above.

EXECUTED under THE COMMON SEAL of	)
NORTHERN ROCK PLC	)
affixed by order of the Board of Directors	)
in the presence of:	)

____

Authorised Signatory

Name:

Title:

____

Authorised Signatory

Name:

Title:

[Alternative methods of executing as a deed will be acceptable if effective]

Schedule referred to in the foregoing Transfer by
Northern Rock plc
in favour of GRANITE FINANCE TRUSTEES LIMITED

1	**2**	**3**	**4**
Account No.	**Property Address**	**Name(s)**	**Date of Mortgage Completion**

SCHEDULE 3
ASSIGNMENT OF INSURANCE CONTRACTS

THIS ASSIGNMENT is made by way of deed on 26 March 2001

BETWEEN

NORTHERN ROCK PLC (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**Northern Rock**"); and

GRANITE FINANCE TRUSTEES LIMITED (registered number 79309) whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (the "**Mortgages Trustee**")

WHEREAS

(A) By a mortgage sale agreement (as amended, varied, supplemented or novated from time to time "**Mortgage Sale Agreement**") dated 26 March 2001 and made between Northern Rock, as Seller, the Mortgages Trustee, Granite Finance Funding Limited ("**Funding**") and The Bank of New York, as security trustee (the "**Security Trustee**"), certain mortgages (the "**Mortgages**") were agreed to be transferred to the Mortgages Trustee.

(B) Northern Rock has the benefit of the Insurance Contracts, as defined in the Master Definitions Schedule dated 26 March 2001 (as amended, varied, supplemented or novated from time to time) which relate to the Mortgages and the mortgaged properties upon which they are secured (the "**Mortgaged Properties**") as well as to certain mortgages and properties in which the Mortgages Trustee have no interest.

(C) *This Assignment is supplemental to the Mortgage Sale Agreement.*

NOW THIS DEED WITNESSETH as follows:

In further consideration of the sums and the other consideration referred to in the Mortgage Sale Agreement, Northern Rock with full title guarantee hereby assigns unto the Mortgages Trustee absolutely all the estate and interest in the Insurance Contracts including the rights to receive the proceeds of any claim to the extent only that such estate, interest, and rights relate to the Properties and/or the Mortgages, to hold the same unto the Mortgages Trustee absolutely.

IN WITNESS of which NORTHERN ROCK PLC has caused this Assignment to be executed and delivered as a Deed or the date which first appears above.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____
Authorised Signatory

Name:

Title:

____
Authorised Signatory

Name:

Title:

SCHEDULE 4
INSURANCE CONTRACTS

Policy number	Insurer	Policy name/type	Date of Policy
1. NR 9501	Northern Rock Mortgage Indemnity Company Limited	Mortgage Indemnity	18.07.1996
2.(a)BL-HHS	AXA General Insurance Limited	Supercover Buildings and Contents	01.01.1997
(b)DR-FHH	AXA General Insurance Limited	Superchoice Buildings and Contents	01.01.1997
(c)DR-SGD	AXA General Insurance Limited	Supercover Gold Buildings and Contents	01.11.1999
(d)AG112/Z1413248	AXA General Insurance Limited	Contingency Insurance	18.10.1999
(e)AG112/Z1413256	AXA General Insurance Limited	Properties in Possession	18.10.1999
(f)BL-BBR	AXA General Insurance Limited	Cover Me Buildings and Contents	18.12.2000

SCHEDULE 5
ASSIGNMENT OF GUARANTEES

THIS ASSIGNMENT is made by way of deed on the 26th day of March 2001

BETWEEN:

NORTHERN ROCK PLC (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (**"Northern Rock"**); and

GRANITE FINANCE TRUSTEES LIMITED (registered number 79309) whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (registered number 79309) (the "**Mortgages Trustee**")

WHEREAS:

(A) By a mortgage sale agreement (as amended, varied, supplemented or novated from time to time "**Mortgage Sale Agreement**") dated 26 March 2001 and made between Northern Rock, the Mortgages Trustee, Granite Finance Funding Limited and The Bank of New York, certain mortgages (the "**Mortgages**") were agreed to be transferred and assigned to the Mortgages Trustee.

(B) Northern Rock has the benefit of the Guarantees as defined in the Master Definitions Agreement dated 26 March 2001 (as amended, varied, supplemented or novated from time to time) which relate to certain of the Mortgages.

(C) This Assignment is made pursuant to the Mortgage Sale Agreement.

NOW THIS DEED WITNESSETH as follows:

In further consideration of the sums and the other consideration referred to in the Mortgage Sale Agreement, Northern Rock with full title guarantee hereby assigns unto the Mortgages Trustee all its right, title, interest and benefit (both present and future) in the Guarantees relating to the Mortgages the subject of a Transfer of even date herewith including for the avoidance of doubt:

(i) the benefit of and the right to sue on all covenants with and undertakings to Northern Rock in each Guarantee and the right to exercise all powers of Northern Rock in relation to each Guarantee; and

(ii) all the estate and interest in the Guarantees vested in Northern Rock;

to hold the same unto the Mortgages Trustee absolutely.

IN WITNESS of which NORTHERN ROCK PLC has caused this Assignment to be executed and delivered as a deed on the date which first appears above.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed by order of the Board of Directors)
in the presence of:)

____
Authorised Signatory

Name:

Title:

____
Authorised Signatory

Name:

Title:

[Alternative methods of executing as a deed will be acceptable if effective]

SCHEDULE 6
NEW MORTGAGE PORTFOLIO NOTICE

Dated [ ]

1. It is hereby agreed for the purpose of this notice the "**Principal Agreement**" shall mean the Mortgage Sale Agreement dated 26 March 2001 made between (1) NORTHERN ROCK PLC (the "**Seller**"), (2) GRANITE FINANCE TRUSTEES LIMITED (the "**Mortgages Trustee**") (3) GRANITE FINANCE FUNDING LIMITED ("**Funding**") and (4) THE BANK OF NEW YORK (the "**Security Trustee**"), as the same may be amended, varied, supplemented or novated from time to time.

2. Save where the context otherwise requires, words and expressions in this notice shall have the same meanings respectively as when used in the Principal Agreement.

3. In accordance with and subject to Clause 4.1 (*Agreement to Assign*) of the Principal Agreement, upon receipt by the Seller of the duplicate of this notice signed by the Mortgages Trustee, there shall exist between the Seller and the Mortgages Trustee an agreement (the "**Agreement for Sale**") for the assignment by the Seller to the Mortgages Trustee of the New Mortgage Loans and the Related Security more particularly described in the Schedule hereto (other than any New Mortgage Loans and their Related Security which have been redeemed in full prior to the next following Assignment Date). Completion of such sale shall take place, subject to the provisions of the Principal Agreement, on [ ] (the "**Assignment Date**").

4. The Seller hereby confirms that the conditions required to be fulfilled pursuant to Clause 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans)* of the Principal Agreement have been fulfilled [/save for conditions ( ) ( ) and ( )]

5. The Agreement for Sale shall incorporate, *mutatis mutandis*, the relevant provisions of the Principal Agreement.

Signed for and on behalf of)
NORTHERN ROCK PLC)
by:)

____

[On duplicate

We hereby acknowledge receipt of the New Mortgage Portfolio Notice dated [ ], and confirm [that the conditions set out in paragraph ( ) ( ) and ( ) of Clause 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans)* have been waived and] the assignment of the New Mortgage Loans as set out in that notice.

Signed for and on behalf of)
GRANITE FINANCE TRUSTEES LIMITED)
by:)

______________________________]

Schedule

1	2	3	4
Account No.	**Property Address**	**Name(s)**	**Date of Mortgage Completion**

SCHEDULE 7
LOAN REPURCHASE NOTICE

Dated [ ]

1. We refer to the Mortgage Sale Agreement dated 26 March 2001 (as amended, varied, supplemented or novated from time to time the "**Principal Agreement**") made between (1) NORTHERN ROCK PLC (the "**Seller**"), (2) GRANITE FINANCE TRUSTEES LIMITED (the "**Mortgages Trustee**") (3) GRANITE FINANCE FUNDING LIMITED ("**Funding**") and (4) THE BANK OF NEW YORK (the "**Security Trustee**").

2. Save where the context otherwise requires, words and expressions in this notice shall have the same meanings respectively as when used in the Principal Agreement.

3. We hereby send this notice pursuant to and in accordance with Clause [8.4 (*Repurchase*)/8.5 (*Repurchase of Product Switches and Further Advances*)]* of the Principal Agreement, upon receipt of which you as [the Seller/the Mortgages Trustee]* will be required to [repurchase from us/re-sell to us]* the Mortgage Loan and Related Security set out in the attached schedule in accordance with the terms of Clause 8 (*Repurchase*) of the Principal Agreement on [insert date].

Signed for and on behalf of)
[GRANITE FINANCE TRUSTEES)
LIMITED/NORTHERN ROCK PLC])
by:)

____

* Delete as appropriate

Schedule

1	2	3	4
Account No.	**Property Address**	**Name(s)**	**Date of Mortgage Completion**

SCHEDULE 8
FORM OF NOTIFICATION TO BORROWERS

[To: Borrower]

Dear Sirs,

Northern Rock

Account No.[ ]

We hereby notify you that on [ ] 2001, Northern Rock agreed to sell your mortgage to Granite Finance Trustees Limited.

[Additional text will be allowed with Mortgages Trustee's and Security Trustee's consent]

Yours faithfully,

Northern Rock plc

SCHEDULE 9
OFFER UNDER CLAUSE 8.6 *(REPURCHASE OF FIXED RATE MORTGAGE LOANS)*

To: Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

From: Granite Finance Trustees Limited
22 Grenville Street
St Helier
Jersey
Channel Islands
JE4 8PX

Date: [ ]

Pursuant to Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*) of the mortgage sale agreement dated 26 March 2001 made between (1) Northern Rock plc, (2) Granite Finance Funding Limited, (3) Granite Finance Trustees Limited and (4) The Bank of New York (as amended, varied, supplemented or novated from time to time the "**Agreement**") we hereby offer to re-sell to you the Mortgage Loan(s) together with their Related Security, details of which are set out in the attached print out, if such Mortgage Loan(s) become Re-Fixed Mortgage Loans within 3 months of the expiry of the relevant initial fixed rate periods applicable to that/those Mortgage Loans. If you wish to do so, please accept this offer by payment to us of the consideration for the repurchase of the relevant Mortgage Loan(s) and Related Security in accordance with Clause 8.6 (*Repurchase of Fixed Rate Mortgage Loans*) of the Agreement if such Mortgage Loan(s) become Re-Fixed Mortgage Loans within 3 months of the expiry of the relevant initial fixed rate periods applicable to that/those Mortgage Loans. Capitalised terms used in this notice and not defined herein have the meanings given to them in the Agreement.

Signed by or on behalf of)
GRANITE FINANCE TRUSTEES LIMITED)
as Seller)
[acting as its attorney **NORTHERN ROCK PLC**:])

____

SCHEDULE 10

POWER OF ATTORNEY IN FAVOUR OF
THE MORTGAGES TRUSTEE, FUNDING AND THE SECURITY TRUSTEE

THIS DEED OF POWER OF ATTORNEY is made on the 26 March 2001 by:

(1) **NORTHERN ROCK PLC** whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (registered number 3273685) (the "**Seller**")

in favour of each of:

(2) **GRANITE FINANCE TRUSTEES LIMITED** whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands (registered number 79309) (the "**Mortgages Trustee**");

(3) **GRANITE FINANCE FUNDING LIMITED**, acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR0051916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**"); and

(4) **THE BANK OF NEW YORK** whose principal office is at One Canada Square, 48th Floor, London E14 5AL in its capacity as trustee (the "**Security Trustee**", which expression shall include such company and all other persons or companies for the time being acting as the trustee or trustees under the Funding Deed of Charge).

WHEREAS:

(A) By virtue of a mortgage sale agreement (the "**Mortgage Sale Agreement**") dated 26 March 2001 and made between (1) the Seller, (2) the Mortgages Trustee (3) Funding and (4) the Security Trustee, provision was made for the execution by the Seller of this Power of Attorney.

(B) Words and phrases in this deed shall (save where expressed to the contrary) have the same meanings respectively as the words and phrases in the Master Definitions Schedule dated 26 March 2001 and signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership.

NOW THIS DEED WITNESSETH:

1. The Seller irrevocably and by way of security for the performance of the covenants, conditions and undertakings on the part of the Seller contained in the Mortgage Sale Agreement and the Administration Agreement HEREBY APPOINTS each of Funding, the Mortgages Trustee and the Security Trustee (each an "**Attorney**") and any receiver and/or administrator appointed from time to time in respect of Funding and/or the Mortgages Trustee or their assets severally to be its true and lawful attorney for the Seller and in the Seller's name or otherwise to do any act, matter or thing which any Attorney considers necessary for

the protection or preservation of that Attorney's interest in the Mortgage Loans, the Mortgages, the Mortgage Deeds and their Related Security or which ought to be done under the covenants, undertakings and provisions contained in the Mortgage Sale Agreement including (without limitation) any or all of the following that is say:

(d) to exercise its rights, powers and discretions under the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security including the right to fix the rate or rates of interest payable under the Mortgage Loans in accordance with the terms thereof (including whilst such Mortgage Loans subsist and subject to the consent of the Mortgages Trustee being given to the setting of such rates, setting the Standard Variable Rate of the Seller and (other than in respect of the Security Trustee) the rate of (and terms relating to) the Existing Borrowers' Re-Fix Rate in the circumstances referred to in Clause 4 (*Interest Rates*) of the Administration Agreement provided that nothing in this Clause shall prevent the Seller (or any of its attorneys from time to time) from setting a higher rate (and in the case of the Existing Borrowers' Re-Fix Rate, imposing terms more advantageous to the Mortgages Trustee) than those set or to be set or required or to be required by the Mortgages Trustee or Funding under this power of attorney;

(e) to exercise all the powers exercisable by the Seller by reason of its remaining for the time being the registered owner at H.M. Land Registry of any of the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security and in particular, but without prejudice to the generality of the foregoing, to make Further Advances to Borrowers;

(f) to demand, sue for and receive all moneys due or payable under the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security or any such collateral security or related rights;

(g) to execute, sign, seal and deliver (using the company seal of the Seller where appropriate) a conveyance or transfer of the Mortgage Loans, the Mortgages, the Mortgage Deeds and the Related Security or any of them to the Mortgages Trustee and its successors in title or other person or persons entitled to the benefit thereof;

(h) to execute, sign, seal and deliver (using the company seal of the Seller where appropriate) a conveyance, assignment or transfer of the Related Security or any item comprised therein (to the extent only that such item or items relate to the Mortgage Loans) to the Mortgages Trustee and its successors in title or other person or persons entitled to the benefit thereof or entitled to be registered at H.M. Land Registry as proprietor thereof (as the case may be);

(i) to discharge the Mortgages or the Related Security or any of them and to sign, seal, deliver and execute such receipts, releases, surrenders, instruments and deeds as may be required or advisable in order to discharge the relevant Mortgaged Property or Properties from the Mortgages or any of them; and

(j) (g) to do every other act or thing which the Seller is obliged to do under the Mortgage Sale Agreement or which that Attorney may otherwise consider to be necessary proper or expedient for fully and effectually vesting or transferring the interests sold thereunder in the Mortgage Loans, the Mortgages, the Mortgage Deeds and their Related Security or any or each of them and/or the Seller's estate right and title therein or thereto in the Mortgages Trustee and its successors in title or other person or persons entitled to the benefit thereof (as the case may be) in the same manner and as fully and effectually in all respects as the Seller could have done.

2. Each Attorney shall have the power by writing under its hand by an officer of the Attorney from time to time to appoint a substitute who shall have power to act on behalf of the Seller as if that substitute shall have been originally appointed Attorney by this deed (including, without limitation, the power of further substitution) and/or to revoke any such appointment at any time without assigning any reason therefor.

3. The laws of England shall apply to this deed and the interpretation thereof and to all acts of the Attorney carried our or purported to be carried out under the terms hereof.

4. The Seller hereby agrees at all times hereafter to ratify and confirm whatsoever the said Attorney or its attorneys shall lawfully do or cause to be done in and concerning the Mortgage Loans, the Mortgages or the Mortgage Deeds or their Related Security by virtue of this deed.

IN WITNESS whereof the Seller has executed this document as a deed the day and year first before written.

EXECUTED under THE COMMON SEAL of)
NORTHERN ROCK PLC)
affixed in the presence of:)

____
Authorised Signatory

Name:

Title:

____
Authorised Signatory

Name:

Title:

SCHEDULE 11

LENDING CRITERIA

General

To proceed with obtaining a Mortgage Loan, each prospective Borrower completes an application form which includes information with respect to the applicant's income from all sources, current employment details, bank account information (where the Borrower has a bank account), current mortgage information (if applicable) and certain other personal information. A credit reference agency search is made against each Borrower at their current address and, if necessary, former addresses, in all cases which will give details of any public information which includes county court judgements and details of any bankruptcy.

Employment details

The Seller operates the following policy in respect of the verification of Borrower income details. Under this policy, Borrowers are categorised as either "employed" or "self-employed" by the Seller.

Proof of income for employed prospective Borrowers may be established by:

(a) two current cumulative monthly payslips or, if paid weekly, the last three consecutive payslips; or

(b) Form P60, or employer's reference, with evidence of continued employment.

Proof of income for self-employed prospective Borrowers may be established by:

(a) a letter from the Borrower's accountant in acceptable form; or

(b) acceptable confirmation of self-employment which might include any of a tax return, accountant's letter or a trade invoice, together with a certificate from the Borrower as to income.

For certain Mortgage Loan products, particularly those that may involve larger maximum loan amounts or higher loan to value ("**LTV**") ratios, the Seller generally will require an acceptable accountant's letter or audited accounts.

Income Capacity

The following maximum income multiples are applied in determining the amount of the Mortgage Loan:

(a) Single applicant- 3.50 times gross income for all Mortgage Loans (other than Together Mortgage Loans); 3.80 times gross income for Together Mortgage Loans.

(b) Joint applicants - a sum equal to: (1) the higher of 2.75 times the joint gross income of the applicants (3.00 times joint gross income for Together Mortgage Loans), or 3.50 times the highest earning applicant's gross income (3.80 times the highest joint gross income for Together Mortgage Loans) plus (2) the gross income of the other applicant.

Valuation

The Seller requires that a valuation of the Mortgaged Property be obtained either from its in-house valuation department or from an independent firm of professional valuers selected from a panel of approved valuers. Details of professional indemnity insurance held by panel valuers are kept by the Seller. All valuations of Properties are reviewed by the person underwriting the Mortgage Loan and/or the valuation team.

Property Types

The Seller applies the criteria set out below in determining the eligibility of Properties to serve as security for Mortgage Loans. Under these criteria, eligible property types include freehold and leasehold houses, leasehold flats and mixed commercial and residential use properties where there is a separate entrance for the residential part of the Mortgaged Property. In the case of a Mortgage Loan secured by a leasehold property, the Seller requires that the unexpired term of the lease be at least 30 years from the end of the agreed mortgage term, with a minimum remaining term of 50 years from the beginning of the mortgage term.

Certain property types falling outside the criteria may be considered on a case by case basis. However, certain property types will not be considered for the purposes of providing security for a Mortgage Loan. The types of property falling within this category comprise freehold flats, shared ownership or shared equity schemes and properties of non-standard construction of a type considered to be defective.

Loan Amount

Generally, the maximum loan amount is £500,000, but this varies according to the application in question. In exceptional cases, this limit may be exceeded.

Term

Each Mortgage Loan must have an initial term of between 7 and 35 years.

Age of applicant

All Borrowers in respect of non-Together Mortgage Loans must be aged 18 or over. All Borrowers in respect of Together Mortgage Loans must be aged 21 or over. There are no maximum age limits.

Discretion to lend outside Lending Criteria

On a case-by-case basis, and within approved limits as detailed in the Seller's lending policy, the Seller may have determined that, based upon compensating factors, a prospective Borrower who did not strictly qualify under its lending criteria warranted an underwriting exception. Compensating factors may include, but are not limited to, a low LTV ratio, stable employment and time in residence at the applicant's current residence.

Maximum Loan To Value

For Mortgage Loans up to £250,000, the maximum LTV ratio permitted is 95 per cent. of the current market value of the Mortgaged Property determined by the valuation. For Mortgage Loans up to £400,000 the maximum LTV ratio permitted is 90 per cent. of the current market value of the Mortgaged Property determined by relevant valuation. For Mortgage Loans of over £400,000 the maximum LTV ratio permitted is 85 per cent. of the current market value of the Mortgaged Property determined by valuation.

MIG

It is a condition of each Mortgage Loan having an LTV ratio in excess of 75 per cent. that the Seller take out mortgage indemnity insurance with Northern Rock Mortgage Indemnity Company Limited ("**NORMIC**"). Such insurance is intended to provide limited cover in the event of losses being incurred following repossession and sale of a Mortgaged Property from a Borrower in default. The premium is paid by the Seller. The indemnity insurance covers only a portion of the relevant loss and is subject to a cap (both per-Mortgage Loan and on an aggregate basis) on claims that may be made in respect of Mortgage Loans originated in any one year. The policy will not cover all losses suffered in relation to the Mortgage Loans.

SCHEDULE 12

STANDARD DOCUMENTATION

Doc No.	Document	Period in Use
1.	(a) NRBS Mortgage Offer – General Conditions	01/07/95 to 31/12/95
	(b)NRBS Mortgage Offer – General Conditions	01/01/96 to 30/11/96
	(c)NRBS Mortgage Offer – General Conditions	01/12/96 to 30/09/97
2.	NRBS Mortgage Deed	01/07/95 to 30/09/97
3.	NRBS Mortgage Conditions Booklet 1995	01/07/95 to 30/09/97
4.	(a)NR plc Mortgage Offer – General Conditions	01/10/97 to 31/12/97
	(b)NR plc Mortgage Offer – General Conditions	01/12/97 to 31/12/97
	(c)NR plc Mortgage Offer – General Conditions	01/01/98 to 31/05/98
	(d)NR plc Mortgage Offer – General Conditions	01/06/98 to 31/12/98
	(e)NR plc Mortgage Offer – General Conditions	01/01/99 to present
5.	NRBS/NR plc Transitional Mortgage Deed	01/07/97 to 01/10/97
6.	NR plc Mortgage Deed	01/10/97 to present
7.	NR plc Mortgage Conditions 1997	01/10/97 to present
8.	NR plc "Together" Mortgage Deed	01/04/99 to present
9.	Discounted Mortgage Brochures	
10.	Discounted Mortgage Special Conditions	
11.	Cashback Mortgage Brochures	
12.	Cashback Mortgage Special Conditions	
13.	Fixed Rate Mortgage Brochures	
14.	Fixed Rate Mortgage Special Conditions	
15.	Together Mortgage Brochures	

16. Together Mortgage Special Conditions

EXECUTION PAGE

EXECUTED for and on behalf of)
NORTHERN ROCK PLC)
by:)

____
Authorised Signatory

Title: __________________

EXECUTED for and on behalf of)
GRANITE FINANCE TRUSTEES LIMITED)
by:)

____
Director/Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
GRANITE FINANCE FUNDING LIMITED)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____
Authorised Signatory

Name:

Title:

APPENDIX A

THE INITIAL MORTGAGE LOAN PORTFOLIO

Account No	Property Address	Name of Borrower(s)	Date of Mortgage Completion	Current Balance

EXHIBIT 4.4

Third Issuer Deed of Charge

EXECUTION COPY

Dated 20 March 2002

GRANITE MORTGAGES 02-1 PLC
as Third Issuer

- and -

THE BANK OF NEW YORK
as Note Trustee

- and -

OTHERS

THIRD ISSUER DEED OF CHARGE

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: 30507-9/508316

CONTENTS

THIS DEED OF CHARGE is made on 20 March 2002

BETWEEN:

(1) **GRANITE MORTGAGES 02-1 PLC** (registered number 4340767) a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**");

(2) **THE BANK OF NEW YORK**, a New York banking corporation whose London branch address is at One Canada Square, 48th Floor, London E14 5AL, United Kingdom, as note trustee (the "**Note Trustee**" which expression shall include such person and all other persons for the time being acting as the note trustee or note trustees pursuant to this Third Issuer Deed of Charge and the Third Issuer Trust Deed);

(3) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y OPA in its capacity as principal paying agent pursuant to the Third Issuer Paying Agent and Agent Bank Agreement (the "**Principal Paying Agent**" which expression shall include such person and all other persons for the time being acting as principal paying agent pursuant to the Third Issuer Paying Agent and Agent Bank Agreement);

(4) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y OPA in its capacity as agent bank pursuant to the Third Issuer Paying Agent and Agent Bank Agreement (the "**Agent Bank**" which expression shall include such person and all other persons for the time being acting as agent bank pursuant to the Third Issuer Paying Agent and Agent Bank Agreement);

(5) **CITIBANK, N.A.,** acting through its office at 5 Carmelite Street, London EC4Y 0PA in its capacity as registrar pursuant to the Third Issuer Paying Agent and Agent Bank Agreement (the "**Registrar**" which expression shall include such person and all other persons for the time being acting as registrar pursuant to the Third Issuer Paying Agent and Agent Bank Agreement);

(6) **CITIBANK, N.A.,** acting through its office at 5 Carmelite Street, London EC4Y OPA in its capacity as transfer agent pursuant to the Third Issuer Paying Agent and Agent Bank Agreement (the "**Transfer Agent**" which expression shall include such person and all other persons for the time being acting as transfer agent pursuant to the Third Issuer Paying Agent and Agent Bank Agreement);

(7) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y OPA in its capacity as account bank under the Third Issuer Bank Account Agreement (the "**Account Bank**", which expression shall include such person and all other persons for the time being acting as the account bank or account banks to the Third Issuer pursuant to the Third Issuer Bank Account Agreement);

(8) **CITIBANK, N.A.**, acting through its office at 111 Wall Street, 14th Floor, Zone 3, New York, N.Y. 10043, U.S.A. as US Paying Agent pursuant to the Third Issuer Paying Agent and Agent Bank Agreement (the "**US Paying Agent**" which expression shall include such person

and all other persons for the time being acting as US paying agent pursuant to the Third Issuer Paying Agent and Agent Bank Agreement);

(9) **NORTHERN ROCK PLC** (registered number 03273685) a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity as third issuer cash manager under the Third Issuer Cash Management Agreement (the "**Third Issuer Cash Manager**", which expression shall include such person and all other persons for the time being acting as the third issuer cash manager or third issuer cash managers pursuant to the Third Issuer Cash Management Agreement);

(10) **NORTHERN ROCK PLC** (registered number 03273685) a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity as basis rate swap provider under the Third Issuer Basis Rate Swap Agreement (the "**Basis Rate Swap Provider**", which expression shall include such person and all other persons for the time being acting as the basis rate swap provider pursuant to the Third Issuer Basis Rate Swap Agreement);

(11) **CREDIT SUISSE FIRST BOSTON INTERNATONAL**, whose registered office is One Cabot Square, London E14 4QJ, in its capacity as dollar currency swap provider under the Third Issuer Dollar Currency Swap Agreement (the "**Dollar Currency Swap Provider**", which expression shall include such person and all other persons for the time being acting as the dollar currency swap provider pursuant to the Third Issuer Dollar Currency Swap Agreement);

(12) **CREDIT SUISSE FIRST BOSTON INTERNATONAL**, whose registered office is One Cabot Square, London E14 4QJ, in its capacity as euro currency swap provider under the Third Issuer Euro Currency Swap (the "**Euro Currency Swap Provider**", which expression shall include such person and all other persons for the time being acting as the euro currency swap provider pursuant to the Third Issuer Euro Currency Swap Agreement);

(13) **LAW DEBENTURE CORPORATE SERVICES LIMITED** (registered number 3388362) a private limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Corporate Services Provider**" which expression shall include such person and all other persons for the time being acting as the corporate services provider or corporate services providers pursuant to the Third Issuer Corporate Services Agreement).

WHEREAS:

(A) This Deed secures and will secure, *inter alia*, the Third Issuer Secured Obligations.

(B) The Third Issuer will on the date of this Third Issuer Deed of Charge issue the Third Issuer Notes pursuant to the Third Issuer Trust Deed.

(C) The Paying Agents, the Agent Bank, the Registrar and the Transfer Agent have agreed to provide certain agency services on behalf of the Third Issuer for the benefit of the

Noteholders on the terms set out in the Third Issuer Paying Agent and Agent Bank Agreement.

(D) The Third Issuer Cash Manager has agreed to act as cash manager and to provide certain administration and cash management services to the Third Issuer on the terms set out in the Third Issuer Cash Management Agreement.

(E) The Account Bank has agreed to provide certain bank account services to the Third Issuer on the terms set out in the Third Issuer Bank Account Agreement.

(F) The Dollar Currency Swap Provider has agreed to enter into dollar/sterling currency swaps with the Third Issuer in relation to Dollar Notes on the terms set out in the Third Issuer Dollar Currency Swap Agreement.

(G) The Euro Currency Swap Provider has agreed to enter into euro/sterling currency swaps with the Third Issuer in relation to the Euro Notes on the terms set out in the Third Issuer Euro Currency Swap Agreement.

(H) The Basis Rate Swap Provider has agreed to enter into an interest rate swap with the Third Issuer on the terms set out in the Third Issuer Basis Rate Swap Agreement.

(I) The Corporate Services Provider has agreed to act as corporate services provider to, *inter alios*, the Third Issuer on the terms set out in the Third Issuer Corporate Services Agreement.

(J) This Third Issuer Deed of Charge is supplemental to the Third Issuer Trust Deed of even date herewith and made between the Third Issuer and the Note Trustee relating to the issuance of the Third Issuer Notes.

NOW THIS DEED WITNESSES AS FOLLOWS:

1. Interpretation

1.1 ***Definitions:*** The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing as Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1.2 ***Construction:*** In this Third Issuer Deed of Charge, except where the context otherwise requires:

(a) the terms of the Third Issuer Trust Deed and of any agreement in existence at the date hereof between the parties hereto are incorporated in this Third Issuer Deed of Charge but (unless otherwise expressly provided for herein) only to the extent required to ensure that any proposed disposition of the Third Issuer Charged Property contained in this Third Issuer Deed of Charge is a valid disposition in accordance with Section 2(1) of the Law of Property (Miscellaneous Provisions) Act 1989;

(b) a reference in this Third Issuer Deed of Charge to any property, assets, undertakings or rights includes, unless the context otherwise requires, present and future property, assets, undertakings or rights; and

(c) "**this Third Issuer Deed of Charge**" means this Third Issuer Deed of Charge and all the Schedules hereto (as from time to time modified and/or supplemented in accordance with the provisions set out herein) and each other document or deed entered into pursuant hereto (as from time to time modified/and or supplemented as aforesaid) and expressed to be supplemental hereto.

2. Covenant to Pay and to Perform

Subject to the provisions of the Third Issuer Transaction Documents (including, in the case of the Third Issuer Notes, to Clause 2 (*Covenant to Repay etc.*) of the Third Issuer Trust Deed), the Third Issuer covenants with and undertakes to the Note Trustee for itself and as trustee for the Third Issuer Secured Creditors that it will:

(a) duly and punctually pay and discharge all monies and liabilities whatsoever which now are or at any time hereafter may (whether before or after demand) become due and payable by the Third Issuer to the Note Trustee (whether for its own account or as trustee for the Third Issuer Secured Creditors) or to any of the other Third Issuer Secured Creditors, whether actually or contingently, under this Third Issuer Deed of Charge and/or any of the other Third Issuer Transaction Documents (including without limitation the Third Issuer Notes); and

(b) observe, perform and satisfy all its other obligations and liabilities under this Third Issuer Deed of Charge and/or any of the other Third Issuer Transaction Documents (including without limitation the Third Issuer Notes),

PROVIDED THAT every payment in respect of any Third Issuer Transaction Document made to the relevant Third Issuer Secured Creditor in the manner provided in such Third Issuer Transaction Document shall operate in satisfaction *pro tanto* of the relative covenant by the Third Issuer in this Clause.

3. Third Issuer Security

3.1 ***Funding Charged Property:***

(a) The Third Issuer, by way of first fixed security for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), hereby assigns to the Note Trustee, save to the extent that any of the Third Issuer's rights and claims in respect thereof derive from property which is situated in Jersey at any relevant time, all of its right, title, benefit and interest and all claims, present and future, in and to, the security and all property, assets and rights and claims held on trust by the Security Trustee for the payment or discharge of the relevant Funding Secured Obligations pursuant to the Funding Deed of Charge including all rights to receive payment of any amount which may become payable to the Third Issuer thereunder and all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely; and

(b) To the intent that the Note Trustee shall have a security interest in accordance with the Security Interests (Jersey) Law 1983 (the "**Jersey Security Law**") (and as secured party for the purposes of such law) for payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), the Third Issuer (as debtor for the purposes of the Jersey Security Law) hereby assigns to the extent that the same may be situate in Jersey at any relevant time to the Note Trustee all of its right, title, benefit and interest and all claims, present and future, in and to, the security and all property, assets and rights and claims held on trust by the Security Trustee for the payment or discharge of the relevant Funding Secured Obligations pursuant to the Funding Deed of Charge including all rights to receive payment of any amount which may become payable to the Third Issuer thereunder and all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.2 ***Contractual rights:***

(a) The Third Issuer, by way of first fixed security for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), hereby assigns to the Note Trustee, save to the extent that any of the Third Issuer's rights and claims in respect thereof derive from property which is situated in Jersey at any relevant time, all of its right, title, benefit and interest, present and future, in, to and under:

(i) the Third Issuer Intercompany Loan Agreement;

(ii) (to the extent not assigned pursuant to Clause 3.1(a)) the Funding Deed of Charge (including, for the avoidance of doubt, the Third Issuer Deed of Accession);

(iii) the Third Issuer Swap Agreements;

(iv) the Third Issuer Bank Account Agreement;

(v) the Third Issuer Cash Management Agreement;

(vi) the Third Issuer Paying Agent and Agent Bank Agreement;

(vii) the Third Issuer Trust Deed;

(viii) the Third Issuer Notes;

(ix) the Third Issuer Underwriting Agreement;

(x) the Third Issuer Subscription Agreement;

(xi) the Third Issuer Post-Enforcement Call Option Agreement;

(xii) the Third Issuer Corporate Services Agreement; and

(xiii) each other Third Issuer Transaction Document (other than this Third Issuer Deed of Charge) entered into or to be entered into by the Third Issuer pursuant to or in connection with any of the documents set out in paragraphs (i) through (xii) above (including any agreement entered into by the Third Issuer as a replacement of any of the above agreements upon the termination of such agreement),

including, without limitation, all rights to receive payment of any amounts which may become payable to the Third Issuer thereunder and all payments received by the Third Issuer thereunder including, without limitation, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

(b) To the intent that the Note Trustee shall have a security interest in accordance with the Jersey Security Law (and as secured party for the purposes of such law) for payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), the Third Issuer (as debtor for the purposes of the Jersey Security Law) hereby assigns to the extent that the same may be situate in Jersey at any relevant time to the Note Trustee all of its right, title, benefit and interest, present and future, in, to and under:

(i) the Third Issuer Intercompany Loan Agreement;

(ii) (to the extent not assigned pursuant to Clause 3.1(a)) the Funding Deed of Charge (including, for the avoidance of doubt, the Third Issuer Deed of Accession);

(iii) the Third Issuer Swap Agreements;

(iv) the Third Issuer Bank Account Agreement;

(v) the Third Issuer Cash Management Agreement;

(vi) the Third Issuer Paying Agent and Agent Bank Agreement;

(vii) the Third Issuer Trust Deed;

(viii) the Third Issuer Notes;

(ix) the Third Issuer Underwriting Agreement;

(x) the Third Issuer Subscription Agreement;

(xi) the Third Issuer Post-Enforcement Call Option Agreement;

(xii) the Third Issuer Corporate Services Agreement; and

(xiii) each other Third Issuer Transaction Document (other than this Third Issuer Deed of Charge) entered into or to be entered into by the Third Issuer pursuant to or in connection with any of the documents set out in paragraphs (i) through (xii) above (including any agreement entered into by the Third Issuer as a replacement of any of the above agreements upon the termination of such agreement),

including, without limitation, all rights to receive payment of any amounts which may become payable to the Third Issuer thereunder and all payments received by the Third Issuer thereunder including, without limitation, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.3 ***Accounts:*** The Third Issuer, by way of first fixed security for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), hereby assigns in favour of the Note Trustee all of its rights, title, benefit and interest, present and future, in and to:

(a) the Third Issuer Transaction Accounts; and

(b) each other account (if any) in which the Third Issuer may at any time have or acquire any right, title, benefit or interest, and all monies now or at any time hereafter standing to the credit thereof and the debts represented by them together with all rights and claims relating or attached thereto including, without limitation, the right to interest and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.4 ***Authorised Investments:*** The Third Issuer, by way of first fixed charge for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), hereby charges in favour of the Note Trustee all of its right, title, benefit and interest, present and future in, to and under any Authorised Investment purchased using monies standing to the credit of any Third Issuer Bank Account for the time being owned by it and all rights in respect of or ancillary to such Authorised Investments, including the right to income and the proceeds of any of the foregoing, TO HOLD the same unto the Note Trustee absolutely.

3.5 ***Floating Charge:*** The Third Issuer, by way of first floating charge for the payment or discharge of the Third Issuer Secured Obligations, subject to Clause 4 (*Release of Third Issuer Charged Property*), hereby charges in favour of the Note Trustee the whole of its undertaking and all its property, assets and rights, whatsoever and wheresoever, both present and future, including without limitation its uncalled capital, other than any property or assets for the time being the subject of a fixed charge or effectively assigned pursuant to any of the foregoing provisions of this Clause 3 (*Third Issuer Security*).

3.6 ***Title Guarantee:*** Each of the dispositions of, assignments of and charges over property effected in or pursuant to this Clause 3 (*Third Issuer Security*) is made with full title guarantee.

3.7 ***Further Acquired Items:*** For the avoidance of doubt, it is hereby confirmed that the Security Interests (including the Jersey Security Interests) created under or pursuant to Clauses 3.1 (*Funding Charged Property*) to Clause 3.4 (*Authorised Investments*) (inclusive) are intended to be specific and fixed assignments, or specific and fixed charges over (as the case may be) the property and assets to which they relate, both present and future, including property and assets which are acquired after the date hereof.

3.8 ***No Transfer of Obligations:*** Notwithstanding anything else in this Third Issuer Deed of Charge, it is hereby agreed that dispositions of property effected in or pursuant to this Clause 3 (*Third Issuer Security*) do not transfer obligations, and nothing herein shall be construed as a transfer of obligations to, the Note Trustee.

3.9 ***Notice and Acknowledgement:***

(a) The execution of this Third Issuer Deed of Charge by any Third Issuer Secured Creditor shall constitute express notice to such Third Issuer Secured Creditor of the assignments, charges and Security Interests (including the Jersey Security Interests) made by the Third Issuer pursuant to this Clause 3 (*Third Issuer Security*).

(b) By its execution of this Third Issuer Deed of Charge each Third Issuer Secured Creditor acknowledges and consents to the assignments, charges and Security

Interests (including the Jersey Security Interests) made or granted by the Third Issuer under this Clause 3 (*Third Issuer Security*) and also acknowledges that as at the date hereof it has not received from any other person notice of any assignment or charge of any property the subject of such Security Interests.

(c) Notwithstanding the assignments, charges and Security Interests granted under or pursuant to this Clause 3 (*Third Issuer Security*) and subject as provided otherwise in this Third Issuer Deed of Charge, each of the parties hereto acknowledges that:

(i) each Third Issuer Secured Creditor and each other party to any Third Issuer Transaction Document may continue to make all payments becoming due to the Third Issuer under any Third Issuer Transaction Document in the manner envisaged by such Third Issuer Transaction Document until the receipt of written notice from the Note Trustee or any Receiver requiring payments to be made otherwise; and

(ii) until the Third Issuer Security becomes enforceable in accordance with Clause 7.2 (*Enforceable*), the Third Issuer shall be entitled to exercise its rights, powers and discretions and perform its obligations in relation to the Third Issuer Charged Property and under the Third Issuer Transaction Documents in accordance with the provisions of the Third Issuer Transaction Documents.

3.10 ***Note Trustee's Discretion in relation to Third Issuer Charged Property:*** Without prejudice to any other rights of the Note Trustee after the security created under this Third Issuer Deed of Charge has become enforceable and subject to the terms of the Third Issuer Transaction Documents, the Note Trustee may from time to time at any time after any part or parts of the Third Issuer Security becomes enforceable:

(a) enter into, make, execute, sign, deliver and do all such contracts, agreements, deeds, receipts, payments, assignments, transfers, conveyances, assurances and things and bring, prosecute, enforce, defend and abandon all such actions, suits and proceedings in relation to the Third Issuer Charged Property as it may think expedient;

(b) exercise or refrain from exercising, in such manner as in its absolute discretion the Note Trustee shall think fit, all or any of the rights, powers, authorities, discretions or remedies of the Third Issuer under or in relation to the Third Issuer Charged Property or incidental to the ownership thereof and, in particular but without limiting the generality of the foregoing, exercise all rights to vote or to give any consent or notification or make any declaration in relation to such Third Issuer Charged Property. For the avoidance of doubt, the Note Trustee shall not be required to have regard to the interests of the Third Issuer in the exercise or non-exercise of any such rights, powers, authorities, discretions and remedies or to comply with any direction given by the Third Issuer in relation thereto; and

(c) demand, sue for and take any advice or institute any proceedings to recover or obtain payment of any amounts which may then be due and payable to the Third Issuer but which remains unpaid under or in respect of the Third Issuer Charged Property or any part thereof either in its own name or in the name of the Third Issuer.

4. Release of Third Issuer Charged Property

4.1 ***Release, Reassignment or Discharge:*** Upon the irrevocable and unconditional payment in full or discharge (or any combination of the foregoing) of all the Third Issuer Secured Obligations and upon the Note Trustee being satisfied that the Third Issuer is under no further actual or contingent obligation under this Third Issuer Deed of Charge or any other Third Issuer Transaction Document, the Note Trustee shall, at the request and cost of the Third Issuer, release, reassign and/or discharge from the Security Interests (including the Jersey Security Interests) all of the Third Issuer Charged Property to, or to the order of, the Third Issuer; provided that where any such release, re-assignment or discharge is made in whole or in part on the faith of any payment, security or other disposition which is avoided or which must be repaid on bankruptcy, liquidation or otherwise, the security constituted by this Third Issuer Deed of Charge and the liability of the Third Issuer hereunder shall continue as if there had been no such release, re-assignment or discharge.

4.2 ***Disposal of Authorised Investments:*** On the making at any time by the Third Issuer Cash Manager on behalf of the Third Issuer of a disposal of any Authorised Investment charged pursuant to Clause 3.4 (*Authorised Investments*), the Note Trustee shall, if so requested by and at the sole cost and expense of the Third Issuer, but without the Note Trustee being responsible for any loss, costs, claims or liabilities whatsoever occasioned by so acting upon such request, release, reassign or discharge from the Security Interests constituted by or pursuant to this Third Issuer Deed of Charge the relevant Authorised Investments, provided that in the case of a disposal of an Authorised Investment, the proceeds of such disposal are paid by the Third Issuer into the Third Issuer Bank Accounts from which the monies to make such Authorised Investment were originally drawn, subject to and in accordance with the provisions of this Third Issuer Deed of Charge and the Third Issuer Transaction Documents.

4.3 ***Withdrawals from Third Issuer Bank Accounts:*** Subject to and in accordance with this Third Issuer Deed of Charge and the other Third Issuer Transaction Documents, the Third Issuer Cash Manager, on behalf of the Third Issuer and the Note Trustee, is permitted pursuant to Clause *6 (Restrictions on Exercise of Certain Rights)* from time to time to withdraw amounts from the Third Issuer Bank Accounts in order to apply such amounts in accordance with the relevant Third Issuer Priority of Payments. Any amount so withdrawn shall be released from the Security Interests (including the Jersey Security Interests) created under this Third Issuer Deed of Charge provided that such amount is applied in accordance with and subject to the relevant Third Issuer Priority of Payments.

5. Declaration of Trust

Each of the Third Issuer Secured Creditors declares the Note Trustee as trustee of, and the Note Trustee hereby declares that it holds on trust for the Third Issuer Secured Creditors, upon and subject to the terms and conditions of this Third Issuer Deed of Charge, all of the covenants, undertakings and representations made to the Note Trustee under this Third Issuer Deed of Charge and any other Third Issuer Transaction Document and all of the charges, assignments, security and Security Interests made or given to the Note Trustee or to be made or given to it for the purpose of securing the Third Issuer Secured Obligations under or pursuant to this Third Issuer Deed of Charge or any other Third Issuer Transaction Document.

6. Restrictions on Exercise of Certain Rights

6.1 ***Payments to Third Issuer Bank Accounts:*** At all times prior to the release, re-assignment and/or discharge of the Third Issuer Security pursuant to Clause 4 *(Release of the Third Issuer Charged Property)*, the Third Issuer shall save as otherwise provided in the Third Issuer Transaction Documents or unless the Note Trustee otherwise agrees in writing (and then only on such terms and in such manner as the Note Trustee may require) procure that the Third Issuer Bank Accounts shall from time to time be credited with all amounts received by the Third Issuer under or in respect of the Third Issuer Transaction Documents, including without limitation the following payments:

(a) amounts received by the Third Issuer from or on behalf of Funding pursuant to the provisions of the Third Issuer Intercompany Loan Agreement;

(b) interest received on the Third Issuer Bank Accounts;

(c) amounts received by the Third Issuer from the Basis Rate Swap Provider under the Third Issuer Basis Rate Swap Agreement;

(d) amounts received by the Third Issuer from the Dollar Currency Swap Provider under the Third Issuer Dollar Currency Swap Agreement;

(e) amounts received by the Third Issuer from the Euro Currency Swap Provider under the Third Issuer Euro Currency Swap Agreement;

(f) income received by the Third Issuer in respect of the proceeds of any Authorised Investments;

(g) amounts received by the Third Issuer from the Security Trustee or a Receiver following the service of an Intercompany Loan Enforcement Notice; and

(h) such other payments received by the Third Issuer as are, or ought in accordance with this Third Issuer Deed of Charge to be, comprised in the Third Issuer Charged Property.

6.2 ***No withdrawal from Third Issuer Bank Accounts:*** At all times during the subsistence of the Third Issuer Security, the Third Issuer shall not be entitled to withdraw or transfer from any Third Issuer Bank Account any monies standing to the credit thereof or direct any payment to be made therefrom to any person save to the extent expressly permitted under this Third Issuer Deed of Charge without the Note Trustee's prior written consent.

6.3 ***Permitted Withdrawals from Third Issuer Bank Accounts; Authorised Investments:***

(a) The Third Issuer covenants with the Note Trustee that the amounts standing to the credit of the Third Issuer Bank Accounts may only be withdrawn in accordance with this Clause 6.3 (*Permitted Withdrawals from Third Issuer Bank Accounts; Authorised Investments*) or otherwise with the Note Trustee's prior written consent.

(b) On any day during an Interest Period prior to the security becoming enforceable pursuant to Clause 7.2 (*Enforceable*), the Third Issuer and the Note Trustee hereby authorise the Third Issuer Cash Manager to withdraw such monies from the Third Issuer Transaction Accounts as are to be applied on such date to meet any amounts then due and payable by the Third Issuer to third parties in accordance with item (C) of the Third Issuer Pre-Enforcement Revenue Priority of Payments provided that such monies are applied in making such payments on behalf of the Third Issuer. For the purpose of this paragraph (b), the remaining provisions of this Clause 6.3 (*Permitted Withdrawals from Third Issuer Bank Accounts; Authorised Investments*), Clause 6.4 (*Third Issuer Pre-Enforcement Revenue Priority of Paym*ents) and Clause 6.5 (*Third Issuer Pre-Enforcement Principal Priority of Payments*), the Third Issuer Cash Manager shall be entitled to assume that the Third Issuer Security is not enforceable pursuant to Clause 7.2 (*Enforceable*) unless it has received notice from the Third Issuer or the Note Trustee or is otherwise aware that the Third Issuer Security has become so enforceable and shall not be liable to the Note Trustee, the Third Issuer or any other Third Issuer Secured Creditor for making payments based on this assumption.

(c) The Note Trustee hereby authorises the Third Issuer Cash Manager, prior to the security becoming enforceable pursuant to Clause 7.2 (*Enforceable*), to make withdrawals from the relevant Third Issuer Bank Account for the purposes of acquiring Authorised Investments provided that all amounts received in respect of the Authorised Investments (including earnings thereon) shall be deposited into the relevant Third Issuer Bank Account from which they were originally drawn.

6.4 ***Third Issuer Pre-Enforcement Revenue Priority of Payments:*** On each Payment Date prior to the Third Issuer Security becoming enforceable pursuant to Clause 7.2 (*Enforceable*), the Note Trustee hereby authorises the Third Issuer or the Third Issuer Cash Manager in its place to withdraw Third Issuer Available Revenue Receipts standing to the credit of the Third Issuer Transaction Accounts and to apply such monies in accordance with the provisions and the order of priority of the Third Issuer Pre-Enforcement Revenue Priority of Payments (as the same may be amended or varied from time to time) as set out in Schedule 2 to the Third Issuer Cash Management Agreement.

6.5 ***Third Issuer Pre-Enforcement Principal Priority of Payments:*** On each Payment Date prior to the Third Issuer Security becoming enforceable pursuant to Clause 7.2 (*Enforceable*), the Note Trustee hereby authorises the Third Issuer or the Third Issuer Cash Manager in its place to withdraw Third Issuer Available Principal Receipts standing to the credit of the Third Issuer Transaction Accounts and to apply such monies in accordance with the order of priority of the Third Issuer Pre-Enforcement Principal Priority of Payments (as the same may be amended or varied from time to time) as set out in Schedule 2 to the Third Issuer Cash Management Agreement.

6.6 ***No Enforcement by Third Issuer Secured Creditors:*** Each of the Third Issuer Secured Creditors (other than the Note Trustee acting on behalf of the Noteholders and any Receiver) hereby agrees with the Third Issuer and the Note Trustee that:

(a) only the Note Trustee may enforce the security created in favour of the Note Trustee by this Third Issuer Deed of Charge in accordance with the provisions hereof;

(b) notwithstanding any other provision of this Third Issuer Deed of Charge or any other Third Issuer Transaction Document no sum due or owing to any Third Issuer Secured Creditor or to the Note Trustee (whether for itself or on behalf of the Third Issuer Secured Creditors) from or by the Third Issuer under this Third Issuer Deed of Charge or any other Third Issuer Transaction Document shall be payable by the Third Issuer except to the extent that the Third Issuer or (following enforcement of the Third Issuer Security) the Note Trustee has sufficient funds available to it (and, in the case of the Note Trustee, as a result of the realisation of that security) to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments and provided that all liabilities of the Third Issuer required to be paid in priority thereto or *pari passu* therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full PROVIDED THAT this paragraph (b) shall not apply to and shall not limit the obligations of the Third Issuer to the Noteholders under the Third Issuer Notes and this Third Issuer Deed of Charge; and

(c) it shall not take any steps for the purpose of recovering any of the Third Issuer Secured Obligations (including, without limitation, by exercising any rights of set-off) or enforcing any rights arising out of the Third Issuer Transaction Documents against the Third Issuer and it shall not take any steps or legal proceedings for the winding-up, dissolution or reorganisation of, or the institution of insolvency proceedings against, the Third Issuer or for the appointment of a receiver, administrator, liquidator or similar officer of the Third Issuer in respect of any or all of its revenues and assets,

PROVIDED THAT

(i) in the case of any Noteholder, this provision shall be subject to Clause 7.2 (*Only Note Trustee to Enforce*) of the Third Issuer Trust Deed; and

(ii) in the case of any other Third Issuer Secured Creditor and subject to there being no Third Issuer Note then outstanding, if the Note Trustee having become bound to do so subject to and in accordance with the terms of this Third Issuer Deed of Charge and the Third Issuer Transaction Documents, fails to serve a Third Issuer Note Enforcement Notice and/or, to take any steps or proceedings to enforce the security created hereunder within 30 days of becoming so bound and such failure is continuing, each such other Third

Issuer Secured Creditor shall be entitled to take such steps and proceedings to enforce its rights arising out of the relevant Third Issuer Transaction Document as it shall deem necessary other than the presentation of a petition for the winding up, dissolution or reorganisation of, or the institution of insolvency proceedings against, the Third Issuer or the appointment of an administrator or liquidator of the Third Issuer.

6.7 ***Acknowledgement of Note Trustee:*** The Note Trustee hereby acknowledges and agrees that save with respect to the obligations of the Third Issuer to the Noteholders under the Third Issuer Notes and this Third Issuer Deed of Charge which are not limited under paragraph (b) of Clause 6.6 (*No Enforcement by Third Issuer Secured Creditors*) or under this Clause 6.7 (*Acknowledgement of Note Trustee*) and notwithstanding any other provision of this Third Issuer Deed of Charge or any other Third Issuer Transaction Document, no sum due or owing to any Third Issuer Secured Creditor or to the Note Trustee (whether for itself or on behalf of the Third Issuer Secured Creditors) from or by the Third Issuer under this Third Issuer Deed of Charge or any other Third Issuer Transaction Document shall be payable by the Third Issuer except to the extent that the Third Issuer has sufficient funds available or (following enforcement of the Third Issuer Security) the Note Trustee has realised sufficient funds from the Third Issuer Security to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments and provided that all liabilities of the Third Issuer required to be paid in priority thereto or *pari passu* therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full.

7. Enforcement

7.1 ***Notification:*** The Note Trustee shall, if practicable, give prior notification to the Seller, Funding, the Cash Manager and the Third Issuer Cash Manager of the Note Trustee's intention to enforce the security created by this Third Issuer Deed of Charge. However, the failure of the Note Trustee to provide such notification shall not in any way prejudice the ability of the Note Trustee to enforce the security created by this Third Issuer Deed of Charge.

7.2 ***Enforceable:***

(a) Without prejudice to the provisions of Clause 9 (*Receiver*) the security created under this Third Issuer Deed of Charge shall become immediately enforceable and the power of sale and other powers conferred by Section 101 of the 1925 Act, as varied or amended by this Third Issuer Deed of Charge, shall be exercisable by the Note Trustee:

(i) at any time when any Third Issuer Note remains outstanding, in accordance with and subject to, Clause 6 (*Enforcement*) and Clause 7 (*Proceedings, Action and Indemnification*) of the Third Issuer Trust Deed which shall, as necessary, be incorporated in and apply, *mutatis mutandis*, to this Third Issuer Deed of Charge (and for that purpose references therein to "this Trust Deed" or "these presents" shall be construed as references to this Third Issuer Deed of Charge); or

(ii) if there are no Third Issuer Notes outstanding, following a default in payment of any other Third Issuer Secured Obligations on its due date or within any applicable grace period following such due date stated in the relevant Third Issuer Transaction Document but subject always to any limited recourse provisions stated therein and to Clause 6.6 (*No Enforcement by Third Issuer Secured Creditors*) hereof; or

(iii) upon the service on Funding by the Security Trustee of an Intercompany Loan Enforcement Notice.

(b) For the purposes of the Jersey Security Interests, upon the occurrence of any of the events specified in Clause 7.2 (a) (i), (ii) or (iii) (which shall constitute events of default for the purposes of the Jersey Security Interests in accordance with the Jersey Security Law) the Note Trustee shall have the right to give notice (the "**Third Issuer Jersey Enforcement Notice**") to the Third Issuer in accordance with the Jersey Security Law and the power of sale of the Third Issuer Jersey Secured Property shall become exercisable without the order of the Jersey court in accordance with the Jersey Security Law so that the Jersey Security Interests shall be enforceable in accordance with the provisions of the Jersey Security Law.

7.3 ***Power of Sale:***

(a) Notwithstanding any other provision of this Third Issuer Deed of Charge, the Third Issuer Secured Obligations shall be deemed to have become due and payable for the purposes of Section 101 of the 1925 Act and Article 8 of the Jersey Security Law and (to the extent applicable) the statutory power of sale and of appointing a receiver and other powers which are conferred on mortgagees under the 1925 Act as varied or extended by this Third Issuer Deed of Charge shall be deemed to arise immediately after execution of this Third Issuer Deed of Charge.

(b) Section 103 of the 1925 Act shall not apply to this Third Issuer Deed of Charge and forthwith after the security has become enforceable in accordance with Clause 7.2 (*Enforceable*) the statutory power of sale, as extended by this Third Issuer Deed of Charge, and all other powers shall become immediately exercisable without notice to the Third Issuer and the provisions of the 1925 Act regulating the power of sale shall, so far as they relate to the Third Issuer Charged Property, be varied and extended accordingly.

7.4 ***Law of Property Act 1925:*** Subject, in the case of the Third Issuer Jersey Secured Property, to the provisions of the Jersey Security Law, the provisions of the 1925 Act relating to the power of sale and the other powers conferred by Section 101(1) and (2) are hereby extended in relation to the Third Issuer as if such extensions were contained in the 1925 Act such that at any time after the security constituted by this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (*Enforceable*) above, the Note Trustee may in its absolute discretion:

(a) make demand in the name of the Third Issuer Secured Creditors or in its own right for any monies and liabilities in respect of the Third Issuer Charged Property;

(b) enforce any rights it may have in respect of the whole or any part of the Third Issuer Charged Property in such manner and upon such terms as the Note Trustee shall think fit;

(c) take possession of, get in and collect the Third Issuer Charged Property and perfect interests comprised therein;

(d) (subject to any restrictions under or in respect of the relevant Third Issuer Charged Property) sell, transfer, convey, dispose of, vary or otherwise deal with, and also grant any option to purchase, and effect exchanges of, the whole or any part of Third Issuer Charged Property or any interest therein in such manner, for such consideration (if any) and generally upon such terms (including by deferred payment or payment by instalments) as it may think fit and/or to concur in any of the foregoing (and nothing shall preclude any such disposal being made to a Third Issuer Secured Creditor);

(e) carry out any transaction, scheme or arrangement which the Note Trustee may, in its absolute discretion, consider appropriate with a view to or in connection with the sale of the Third Issuer Charged Property;

(f) do all or any of the things or exercise all or any of the powers, authorities and discretions conferred expressly or by implication on any Receiver under Clause 9.6 (*Powers of the Receiver*) or otherwise under this Third Issuer Deed of Charge; and/or

(g) exercise all or any of the powers conferred on mortgagees by the 1925 Act as varied or extended by this Third Issuer Deed of Charge and any other rights and remedies that may be conferred by statute or common law or in equity on mortgagees or receivers.

8. Upon Enforcement

8.1 ***Service of a Third Issuer Note Enforcement Notice:*** Without prejudice to the effectiveness of any service of a Third Issuer Note Enforcement Notice, the Note Trustee shall as soon as is practicable notify each of the following parties of the enforcement of the Third Issuer Security (whether by service of a copy of any Third Issuer Note Enforcement Notice or otherwise):

(a) the Seller;

(b) Funding;

(c) the Account Bank, the Cash Manager and the Third Issuer Cash Manager;

(d) the Paying Agents and the other Agents under the Third Issuer Paying Agent and Agent Bank Agreement;

(e) the Third Issuer Swap Providers;

(f) the Corporate Services Provider; and

(g) each other Third Issuer Secured Creditor.

8.2 ***Crystallisation***: From and including the date when the Note Trustee serves a Third Issuer Note Enforcement Notice (which has not been withdrawn) on the Third Issuer:

(a) notwithstanding any provision hereof or of any other Third Issuer Transaction Document no amount may be withdrawn from the Third Issuer Bank Accounts except with the prior written consent of the Note Trustee; and

(b) if not already crystallised, any charge created by this Third Issuer Deed of Charge which is a floating charge shall crystallise.

8.3 ***Third Issuer Post-Enforcement Priority of Payments:*** At any time after the security created by this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (*Enforceable*) and provided that the relevant Third Issuer Note Event of Default has not been waived in accordance with the provisions of this Third Issuer Deed of Charge, Third Issuer Available Revenue Receipts, Third Issuer Available Principal Receipts and all other monies paid to or received or recovered by or on behalf of the Third Issuer or the Note Trustee or any Receiver appointed on its behalf, including all proceeds following any sale, realisation or enforcement of the security created under this Third Issuer Deed of Charge and all amounts not previously distributed and/or standing to the credit of any Third Issuer Bank Account shall (if not already received by the Note Trustee) be paid to and held by the Note Trustee on trust to apply the same (save to the extent otherwise required by applicable law) in accordance with the order of priority of the Third Issuer Post-Enforcement Priority of Payments (as the same may be amended or varied from time to time) as set out on the date hereof in Schedule 2 (*Third Issuer Post-Enforcement Priority of Payments*) to this Third Issuer Deed of Charge.

8.4 ***Certification of Amounts:***

(a) The Note Trustee shall be entitled to rely on (and to accept as conclusive evidence save in the case of manifest error) a certificate from each Third Issuer Secured Creditor as to the amounts owed to such Third Issuer Secured Creditor under the Third Issuer Transaction Documents. The Note Trustee shall not take into account for the purpose of the application of moneys in accordance with the Third Issuer Post-Enforcement Priority of Payments any amounts of which it has not been notified by the intended recipient on or prior to the date in question.

(b) Each Third Issuer Secured Creditor will, at all times, promptly provide the Note Trustee and/or any Receiver on request with a certificate setting out detailed information as to the amount of the Third Issuer Secured Obligations to which such Third Issuer Secured Creditor is entitled and such other information as the Note Trustee and/or any Receiver may require to enable or facilitate the Note Trustee and/or any Receiver to perform its functions hereunder or under any of the Third Issuer Transaction Documents, such certificate to be in a form required by the Note

Trustee and/or any Receiver. In determining the respective entitlements of the Third Issuer Secured Creditors hereunder, such certificates shall be binding on all of the Third Issuer Secured Creditors.

8.5 ***Retention Account:*** If the Note Trustee enforces the security created under this Third Issuer Deed of Charge at a time when either no amounts or not all amounts owing in respect of the Third Issuer Secured Obligations have become due and payable or any of the Third Issuer Secured Obligations are at such time contingent or future, the Note Trustee or a Receiver may, for so long as no such amounts or not all such amounts have become due and payable or any of the Third Issuer Secured Obligations are at such time contingent or future, pay any monies referred to in Clause 8.3 (*Third Issuer Post-Enforcement Priority of Payments*), as the case may be, into, and retain such monies in, an interest-bearing account (a "**retention account**") to be held by it as security and applied by it in accordance with Clause 8.3 (*Third Issuer Post-Enforcement Priority of Payments*) as and when any of the amounts referred to therein become due and payable.

8.6 ***Note Trustee Rights upon Enforcement:*** In addition to any other rights expressly provided herein, for the period commencing upon the service of a Third Issuer Note Enforcement Notice and terminating upon the notification to the Third Issuer Secured Creditors by the Note Trustee that all Third Issuer Secured Obligations have been satisfied in full:

(a) (provided such Third Issuer Secured Creditor has received a copy of, or other notice of the service on the Third Issuer of, any such Third Issuer Note Enforcement Notice) each Third Issuer Secured Creditor agrees that it will pay to the Note Trustee or the Receiver, as the case may be, all monies received or recovered by such Third Issuer Secured Creditor (whether by way of set-off or otherwise) in order that such amounts may be applied by the Note Trustee in accordance with Clause 8.3 (*Third Issuer Post-Enforcement Priority of Payments*);

(b) save as otherwise expressly provided in this Third Issuer Deed of Charge or as required by the Note Trustee, all payments under or arising from this Third Issuer Deed of Charge and all amounts payable to the Third Issuer by any party to this Third Issuer Deed of Charge under any Third Issuer Transaction Document shall be paid to the Note Trustee or to its order;

(c) save as otherwise expressly provided in this Third Issuer Deed of Charge, all rights or remedies provided for by this Third Issuer Deed of Charge or available at law or in equity to the Third Issuer Secured Creditors are exercisable by the Note Trustee;

(d) save as otherwise expressly provided in this Third Issuer Deed of Charge, all rights to compel performance of the Third Issuer Transaction Documents are exercisable by the Note Trustee; and

(e) all payments in respect of the Third Issuer Secured Obligations shall operate in satisfaction *pro tanto* of the Third Issuer's covenants to the relevant Third Issuer Secured Creditors.

9. Receiver

9.1 ***Appointment:*** At any time after the security constituted hereunder becomes enforceable, and whether or not the Note Trustee has taken possession of the Third Issuer Charged Property, the Note Trustee may appoint, by writing or by deed, such person or persons (including an officer or officers of the Note Trustee) as the Note Trustee thinks fit to be a receiver, a receiver and manager or an administrative receiver of the Third Issuer Charged Property or any part thereof (each a '**Receiver**') and, in the case of an appointment of more than one person, to act together or independently of the other or others.

9.2 ***Removal and Replacement:*** Except as otherwise required by statute, the Note Trustee may by writing or by deed remove a Receiver and appoint another in its place or to act with a Receiver and the Note Trustee may apply to the court for an order removing an administrative receiver.

9.3 ***Extension of Appointment:*** The exclusion of any part of the Third Issuer Charged Property from the appointment of the Receiver shall not preclude the Note Trustee from subsequently extending its appointment (or that of the Receiver replacing it) to that part of the Third Issuer Charged Property or appointing another Receiver over any other part of the Third Issuer Charged Property.

9.4 ***Agent of Third Issuer:*** The Receiver shall, so far as the law permits, be the agent of the Third Issuer and the Third Issuer alone shall be responsible for the Receiver's contracts, engagements, acts, omissions, misconduct, negligence or default and for liabilities incurred by it; and in no circumstances whatsoever shall the Note Trustee or any Third Issuer Secured Creditor be in any way responsible for or incur any liability in connection with its contracts, engagements, acts, omissions, misconduct, negligence or default, and if a liquidator of the Third Issuer shall be appointed, the Receiver shall act as principal and not as agent for the Note Trustee. Notwithstanding the generality of the foregoing, such Receiver shall in the exercise of its powers, authorities and discretions conform to the regulations or directions (if any) from time to time made and given by the Note Trustee.

9.5 ***Remuneration:*** Subject as provided otherwise by applicable law, the remuneration of the Receiver shall be fixed by the Note Trustee and may be or include a commission calculated by reference to the gross amount of all monies received or otherwise. Such remuneration and such commission (if any) shall be payable hereunder by the Third Issuer alone subject always to Clause 8.3 (*Third Issuer Post-Enforcement Priority of Payments*) and the amount of such remuneration shall form part of the Third Issuer Secured Obligations and shall accordingly be secured on the Third Issuer Charged Property under the security created by this Third Issuer Deed of Charge.

9.6 ***Powers of the Receiver:*** Subject, in the case of the Third Issuer Jersey Secured Property, to the provisions of the Jersey Security Law, the Receiver of the Third Issuer, in addition to any powers conferred on an administrative receiver, receiver, manager or receiver and manager by statute or common law, shall have the power to:

(a) take possession of, get in and collect the Third Issuer Charged Property;

(b) (subject to any restrictions under or in respect of relevant Third Issuer Charged Property) sell, transfer, convey, license, release or otherwise dispose of vary or deal with, and also grant any option to purchase, and effect exchanges of, the whole or any part of the Third Issuer Charged Property or any interest therein and grant or accept surrenders, disclaimers and variations in relation to or otherwise affecting the Third Issuer Charged Property in each case in such manner, for such consideration (if any) and generally upon such terms (including by deferred payment of payment by instalments) as it may think fit and/or concur in any of the foregoing (and nothing shall preclude any such disposal being made to a Third Issuer Secured Creditor);

(c) carry out any transaction, scheme or arrangement which it may, in its absolute discretion, consider appropriate with a view to or in connection with the sale of the Third Issuer Charged Property;

(d) insure the Third Issuer Charged Property against such risks and for such amounts as it may consider prudent and obtain bonds and performance guarantees;

(e) otherwise protect, maintain or improve, the Third Issuer Charged Property or any part thereof in any manner and for any purpose whatsoever as it shall think fit;

(f) transfer all or any of the Third Issuer Charged Property and/or any of the liabilities to any other company or body corporate, whether or not formed or acquired for the purpose (and whether or not a subsidiary or associated company of the Note Trustee or any other party to the Third Issuer Transaction Documents) and to form a subsidiary or subsidiaries of the Third Issuer;

(g) carry on and manage or concur in managing or appoint a manager of, the whole or any part of the business of the Third Issuer in such manner as it shall in its absolute discretion think fit including the power to enter into any contract and to perform, repudiate, rescind or vary any contract to which the Third Issuer is a party;

(h) sell or concur in selling the whole or any part of the Third Issuer's business whether as a going concern or otherwise;

(i) appoint, dismiss, engage or vary the terms of employment of any employees, managers, agents or advisers of the Third Issuer upon such terms as to remuneration and otherwise for such periods as it may in its absolute discretion think fit;

(j) in connection with the exercise or proposed exercise of any of its powers or in order to obtain payment of its remuneration or reimbursement of its expenses (in each case, whether or not already due), borrow or raise money from any person, without security or on the security of the Third Issuer Charged Property (either in priority to the security constituted by this Third Issuer Deed of Charge or otherwise) and generally in such manner and on such terms as it may think fit;

(k) bring, defend, submit to arbitration, negotiate, compromise, enforce, abandon and settle actions, suits, claims and proceedings concerning or affecting the Third Issuer Charged Property or the security created under this Third Issuer Deed of Charge;

(l) exercise any powers, discretions, voting, conversion or other rights or entitlements in relation to any of the Third Issuer Charged Property or incidental to the ownership of or rights in or to any of the Third Issuer Charged Property and to complete or effect any transaction entered into by the Third Issuer or disclaim, abandon or modify all or any of the outstanding contracts or arrangements of the Third Issuer relating to or affecting the Third Issuer Charged Property;

(m) generally carry out, or cause to be carried out any transaction or scheme or arrangement whatsoever, whether similar or not to any of the foregoing, in relation to the Third Issuer Charged Property which it may consider expedient as effectual as if it were solely and absolutely entitled to the Third Issuer Charged Property;

(n) in connection with the exercise of any of its powers, execute or do, or cause or authorise to be executed or done, on behalf of or in the name of the Third Issuer or otherwise, as it may think fit, all documents, acts or things which it may consider appropriate;

(o) redeem, discharge or compromise any security whether or not having priority to the security created hereunder;

(p) enter into covenants, guarantees, commitments, indemnities and other obligations or liabilities as it shall think fit;

(q) pay and discharge out of the profits and income of the Third Issuer Charged Property and the monies to be made by it carrying on any such business as aforesaid the expenses in and about the carrying on and management of such business or in the exercise of any of the powers conferred by Clause 9 (*Receivers*) or otherwise in respect of the Third Issuer Charged Property and all outgoings which it shall think fit to pay and to apply the residue of the said profits, income or monies in the manner provided by Clause 8.3 (*Third Issuer Post-Enforcement Priority of Payments*); and

(r) exercise any other powers, rights and/or remedies that may be available at law or in equity including the powers referred to in Section 1 of the Insolvency Act 1986.

9.7 ***Security***: The Note Trustee may from time to time and at any time require any such Receiver to give security for the due performance of its duties and may fix the nature and amount of the security to be so given but the Note Trustee shall not be bound in any such case to require any such security.

9.8 ***Application by Receiver***: Save so far as otherwise directed by the Note Trustee, all monies from time to time received by such Receiver shall be paid over to the Note Trustee to be held by it on the trusts declared under this Third Issuer Deed of Charge and to be distributed in accordance with Clause 8.3 (*Third Issuer Post-Enforcement Priority of Payments*).

9.9 ***Payment to Receiver:*** The Note Trustee may pay over to such Receiver any monies constituting part of the Third Issuer Charged Property for the same to be applied for the purposes of this Third Issuer Deed of Charge by such Receiver and the Note Trustee may from time to time determine what funds the Receiver shall be at liberty to keep in hand with a view to the performance of its duties as such Receiver.

9.10 *No Restrictions:* None of the restrictions imposed by the 1925 Act in relation to the appointment of receivers or the giving of notice or otherwise shall apply in relation to the Receiver.

9.11 *Petition for Administration:* Upon receipt of notice of a petition to a court of competent jurisdiction for an administration order in relation to the Third Issuer or other order having substantially the same effect to be made on application by a creditor or creditors of the Third Issuer, the Note Trustee shall, subject to it being indemnified to its satisfaction, as soon as practicable appoint a Receiver in accordance with this Third Issuer Deed of Charge (who shall, to the extent permitted by law, be an "administrative receiver" under Section 29 (2) of the Insolvency Act 1986) of the whole of the Third Issuer Charged Property and the Note Trustee shall instruct the Receiver to attend at the hearing of the petition and take such steps as are necessary to prevent the appointment of an administrator. The Third Issuer Secured Creditors shall co-operate and do all acts and enter into such further documents, deeds or agreements as the Note Trustee may deem necessary or desirable to ensure that an administration order is not made and that an administrative receiver is appointed.

10. Further Assurance and Power of Attorney

10.1 *Further Assurance:* The Third Issuer covenants with and undertakes to the Note Trustee from time to time (notwithstanding that the security may not have become enforceable and the Note Trustee may not have served any Third Issuer Note Enforcement Notice) upon demand:

(a) to execute, at the Third Issuer's cost, any document or do any act or thing which the Note Trustee or any Receiver may specify (including executing such Security Interests over its rights in and over the Third Issuer Charged Property and any other assets of the Third Issuer in such form as the Note Trustee and/or any Receiver may require) with a view to:

(i) registering, perfecting, protecting or improving any charge or security or Security Interest (including any Jersey Security Interest) created or intended to be created by or pursuant to this Third Issuer Deed of Charge (including any act or document which may be required or desirable under the laws of any jurisdiction in which any property or assets may be located in order to confer on the Note Trustee security over such property and assets equivalent or similar to the security intended to be conferred by or pursuant to this Third Issuer Deed of Charge) and in such form as the Note Trustee or the Receiver may specify; and/or

(ii) facilitating the realisation of or enforcement of rights of, all or any part of the Third Issuer Charged Property (including any Third Issuer Jersey Secured Property) or the exercise, or proposed exercise, of any of the powers, duties or discretions vested or intended to be vested in the Note Trustee or such

Receiver by or pursuant to this Third Issuer Deed of Charge or doing any act or thing deemed necessary by the Note Trustee or the Receiver;

(b) to give or join in giving or procure the giving of any notices to any persons and obtain or procure that there is obtained any necessary acknowledgements in relation to such notices, all in such form, as the Note Trustee or the Receiver may require at the cost of the Third Issuer,

and for the purpose of this Clause 10.1 a certificate in writing signed by the Note Trustee to the effect that any particular assurance or thing is required by it shall be conclusive evidence of that fact provided that the Third Issuer shall not be obliged to execute any such documentation or take any other action or steps to the extent that it would breach a restriction in any agreement to which it is a party or conflict with any applicable law.

10.2 *Execution of Power of Attorney:* Immediately upon execution of this Third Issuer Deed of Charge, the Third Issuer shall execute and deliver to the Note Trustee the power of attorney in or substantially in the form set out in Schedule 1.

10.3 *Third Issuer Charged Property on Trust:* To the extent permitted to do so under the Third Issuer Transaction Documents, for the purpose of giving effect to this Third Issuer Deed of Charge, the Third Issuer hereby declares that, after service of a Third Issuer Note Enforcement Notice, it will hold all the Third Issuer Charged Property (subject to the right of redemption) upon trust to convey, assign or otherwise deal with such Third Issuer Charged Property in such manner and to such person as the Note Trustee shall direct pursuant to this Third Issuer Deed of Charge, and declares that it shall be lawful for the Note Trustee to appoint a new trustee or trustees of the Third Issuer Charged Property in place of the Third Issuer.

11. Crystallisation

11.1 *Notice:* In addition and without prejudice to any other event resulting in a crystallisation of the floating charges created by this Third Issuer Deed of Charge or any other right the Note Trustee may have, the Note Trustee may, by notice in writing to the Third Issuer, declare that the floating charges hereby created shall be converted into first specific fixed charges over such of the undertaking, property and assets of the Third Issuer as the Note Trustee may specify in such notice at any time if:

(a) a Third Issuer Note Event of Default or a Third Issuer Potential Note Event of Default has occurred; or

(b) the Note Trustee believes that the Third Issuer Charged Property or any part thereof is in danger of being seized or sold under any form of distress, execution or diligence levied or is otherwise in jeopardy; or

(c) the Note Trustee considers that it is desirable in order to protect the priority of the security created by this Third Issuer Deed of Charge.

11.2 ***Automatic Crystallisation:*** In addition and without prejudice to any other event resulting in a crystallisation of the floating charge contained herein and without prejudice to any rule of law which may have a similar effect, the floating charge created under this Third Issuer Deed of Charge shall automatically and without notice be converted with immediate effect into a fixed charge as regards:

(a) all property, assets or undertaking of the Third Issuer subject to the floating charge, upon:

(i) the presentation of a petition for the compulsory winding-up of the Third Issuer;

(ii) the convening of a meeting for the passing of a resolution for the voluntary winding-up of the Third Issuer;

(iii) the presentation of a petition for the making of an administration order in relation to the Third Issuer;

(iv) the presentation or making of an application for a warrant of execution, writ of *fieri facias*, garnishee order or charging order in respect of any of the assets of the Third Issuer subject to the floating charge;

(v) the occurrence of a Third Issuer Note Event of Default; and/or

(b) any property, assets or undertaking of the Third Issuer, which become subject to an Encumbrance in favour of any person other than the Note Trustee or which is/are the subject of a sale, transfer or other disposition, in either case, contrary to the covenants and undertakings contained in the Third Issuer Transaction Documents, immediately prior to such Encumbrance arising or such sale, transfer or other disposition being made.

12. Provisions relating to the Security

12.1 ***Continuing Security:*** The security created under or pursuant to this Third Issuer Deed of Charge shall be:

(a) in addition to and independent of and shall not operate so as to prejudice or affect or merge in any other security, right of recourse or other right whatsoever which may be held by any of the Third Issuer Secured Creditors or the Note Trustee on their behalf in respect of the whole or any part of the Third Issuer Secured Obligations and shall not be affected by any release, reassignment or discharge of such other security; and

(b) a continuing security for the Third Issuer Secured Obligations and shall remain in force as continuing security for the Third Issuer Secured Creditors and shall not be considered as satisfied or discharged by any intermediate payment or settlement of the whole or any part of the Third Issuer Secured Obligations or the existence at any time of a credit balance on any current or other account or any other matter or thing whatsoever.

12.2 ***Consolidation:*** Section 93 of the 1925 Act shall not apply in relation to any of the charges contained in this Third Issuer Deed of Charge.

12.3 ***Ruling Off:*** If the Note Trustee receives notice of any Encumbrance affecting the whole or any part of the Third Issuer Charged Property or any security granted hereunder in contravention of the provisions hereof:

(a) the Note Trustee may open a new account in the name of the Third Issuer and, if it does not, it shall nevertheless be deemed to have done so at the time it received such notice; and

(b) all payments made by the Third Issuer to the Note Trustee after the Note Trustee receives such notice shall be credited or deemed to have been credited to the new account, and in no circumstances whatsoever shall operate to reduce the Third Issuer Secured Obligations as at the time the Note Trustee received such notice.

12.4 ***Avoidance of Payments:*** Any settlement, discharge or release between (a) the Third Issuer and (b) the Note Trustee or any Receiver (the "**Relevant Person(s)**") shall be conditional upon no security or payment granted or made to the Relevant Person(s) by the Third Issuer or any other person being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency or liquidation for the time being in force and, in the event of such security or payment being so avoided or reduced, the Relevant Person(s) shall be entitled to recover the value or amount of such security or payment from the Third Issuer and from the security subsequently as if such settlement, discharge or release had not occurred.

12.5 ***Retention of Charges:*** If the Note Trustee shall have reasonable grounds for believing that the Third Issuer may be insolvent or deemed to be insolvent pursuant to the provisions of the Insolvency Act 1986 (and production of a solvency certificate of a duly authorised officer of the Third Issuer shall be *prima facie* evidence of the solvency of the Third Issuer) as at the date of any payment made by the Third Issuer to the Note Trustee and that as a result, such payment may be capable of being avoided or clawed back, the Note Trustee shall be at liberty to retain the charges contained in or created pursuant to this Third Issuer Deed of Charge until the expiry of a period of one month plus such statutory period within which any assurance, security, guarantee or payment can be avoided or invalidated after the payment and discharge in full of all Third Issuer Secured Obligations notwithstanding any release, settlement, discharge or arrangement which may be given or made by the Note Trustee on, or as a consequence of, such payment or discharge of liability provided that, if at any time within such period, a petition shall be presented to a competent court for an order for the winding up or the making of an administration order in respect of the Third Issuer, or if the Third Issuer shall commence to be wound up or to go into administration or any analogous proceedings shall be commenced by or against the Third Issuer, as the case may be, the Note Trustee shall be at liberty to continue to retain such security for such further period as the Note Trustee may determine and such security shall be deemed to continue to have been held as security for the payment and discharge to the Note Trustee of all Third Issuer Secured Obligations.

12.6 ***Possession:*** Entry into possession of the Third Issuer Charged Property or any part thereof shall not render the Note Trustee or any Receiver of the Third Issuer liable to account as mortgagee in possession for anything except actual receipts. If and whenever the Note Trustee or the Receiver enters into possession of the Third Issuer Charged Property, it shall be entitled at any time to go out of such possession.

12.7 ***Change of Name, etc.:*** This Deed shall remain valid and enforceable notwithstanding any change in the name, composition or constitution of the Note Trustee or the Third Issuer or any amalgamation, merger or consolidation by the Note Trustee or the Third Issuer, with any other corporation (whether, in the case of the Third Issuer, permitted under the Third Issuer Transaction Documents or not).

13. Protection of Third Parties

13.1 ***No Enquiry:*** No purchaser from, or other person dealing with, the Note Trustee or a Receiver shall be concerned to enquire whether any of the powers exercised or purported to be exercised under this Third Issuer Deed of Charge has arisen or become exercisable, whether the Third Issuer Secured Obligations remain outstanding or have become payable, whether the Note Trustee or the Receiver is authorised to act or as to the propriety or validity of the exercise or purported exercise of any power; and the title and the position of such a purchaser or other person shall not be impeachable by reference to any of those matters and all the protection to purchasers contained in Sections 104 and 107 of the 1925 Act shall apply to any person purchasing from or dealing with the Note Trustee or any such Receiver.

13.2 ***Receipts to Third Parties:*** Upon any sale, calling in, collection, enforcement or other realisation of the Third Issuer Charged Property in accordance with the terms hereof and upon any other dealing or transaction under or pursuant to this Third Issuer Deed of Charge, the receipt of the Note Trustee or any Receiver shall be an absolute and a conclusive discharge to a purchaser or other person dealing with the Note Trustee or such Receiver and shall relieve it of any obligation to see to the application of any monies paid to or by the direction of the Note Trustee or such Receiver.

14. Set-Off

The Note Trustee may at any time after the security created under this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (*Enforceable*) without notice and notwithstanding any settlement of account or other matter whatsoever combine or consolidate all or any existing accounts of the Third Issuer whether in its own name or jointly with others and held by it or any Third Issuer Secured Creditor and may set-off or transfer all or any part of any credit balance or any sum standing to the credit of any such account (whether or not the same is due to the Third Issuer from the Note Trustee or relevant Third Issuer Secured Creditor and whether or not the credit balance and the account in debit or the Third Issuer Secured Obligations are expressed in the same currency in which case the Note Trustee is hereby authorised to effect any necessary conversions at its prevailing rates of exchange) in or towards satisfaction of any of the Third Issuer Secured Obligations (and on or at any time after the security created under this Third Issuer Deed of Charge has become enforceable in accordance with Clause 7.2 (*Enforceable*) the Security Trustee may make such application notwithstanding any specified maturity of any deposits), but subject always to the Third Issuer Priority of Payments, and may in its absolute discretion estimate the amount of any liability of the Third Issuer which is contingent or unascertained and thereafter set-off such estimated amount and no amount shall be payable by the Note Trustee to the Third Issuer unless and until all the Third Issuer Secured Obligations have been ascertained and fully repaid or discharged.

15. Representations and Covenants

15.1 ***Representations and Warranties:***

(a) The Third Issuer hereby represents to the Note Trustee that it is, as of the date hereof, the beneficial owner of all of the Third Issuer Charged Property free and clear of all liens, claims, charges or Encumbrances except those specifically created by this Third Issuer Deed of Charge and undertakes that it will retain all rights associated with ownership of the Third Issuer Charged Property free and clear of all liens, claims, charges, Encumbrances except those specifically created by this Third Issuer Deed of Charge or any other Third Issuer Transaction Document.

(b) The Third Issuer represents that it has taken all necessary steps to enable it to create the Security Interests in respect of the Third Issuer Charged Property in accordance with this Third Issuer Deed of Charge and has taken no action or steps which will or may prejudice its right, title and interest in, to and under the Third Issuer Charged Property.

15.2 *Negative Covenants:* The Third Issuer hereby undertakes that, for so long as any Third Issuer Secured Obligation remains outstanding, the Third Issuer shall not, save to the extent contemplated or provided in the Third Issuer Transaction Documents or unless it has obtained the prior written consent of the Note Trustee:

(a) open or maintain any bank account or deposit account with any bank or any other financial institution other than the Third Issuer Bank Accounts or close the Third Issuer Bank Accounts;

(b) either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, transfer, lease or otherwise dispose of or grant any option over all or any part of its property, assets or undertaking or any interest, estate, right, title or benefit therein or agree or purport to do any of the foregoing;

(c) create or permit to subsist any Security Interest (unless arising by operation of law) over or in respect of any of its property, assets (including any uncalled capital) or undertaking, present or future;

(d) incur any indebtedness in respect of borrowed money whatsoever or give any guarantee or indemnity in respect of any indebtedness of or of any obligation or any person;

(e) pay any dividend or make any other distribution to its shareholder or issue any further shares;

(f) consolidate or merge with any other person or convey or transfer its properties or assets substantially as an entirety to any other person;

(g) consent to any amendment to, or variation of or agree to waive or authorise any breach of any provision of any of the Third Issuer Transaction Documents or permit any person whose obligations form part of the Third Issuer Charged Property to be released from its respective obligations;

(h) offer to surrender to any company any amounts which are available for surrender by way of group relief within Chapter IV of Part X of the Income and Corporation Taxes Act 1988 except for full payment at the current applicable rate of corporation tax applied to the surrendered amount and payable at the date when corporation tax is due to be paid by the claimant or would be due in the absence of the surrender;

(i) do any act or thing the effect of which would be to make the Third Issuer resident in any jurisdiction other than the United Kingdom;

(j) permit any person other than the Third Issuer and the Note Trustee to have any equitable interest in any of its property, assets or undertakings or any interest, estate, right, title or benefit therein;

(k) purchase or otherwise acquire any Note or Notes (including the Third Issuer Notes); or

(l) engage in any activities in the United States (directly or through agents), nor derive any income from United States sources as determined under United States income tax principles and will not hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States tax principles.

15.3 ***Positive covenants:*** The Third Issuer covenants and undertakes with the Note Trustee for the benefit of the Third Issuer Secured Creditors that it shall:

(a) *Registration of Security*: file or procure the filing with the Registrar of Companies pursuant to Chapter I of Part XII of the Companies Act 1985 of duly completed Forms 395 together with an executed original of this Third Issuer Deed of Charge and the required fee within 21 days after the date of this Third Issuer Deed of Charge;

(b) *Notice of Assignment*: on the date hereof join with the Note Trustee in giving notice of the assignments and the security created under or pursuant to this Third Issuer Deed of Charge to Funding, the Security Trustee and each other party to any Third Issuer Transaction Document not being a party to this Third Issuer Deed of Charge and for the purposes of the Jersey Security Interests to any person from whom the Third Issuer would have been entitled to claim the collateral (but for the Jersey Security Interests) and on any date hereafter (to the extent only that such notice and acknowledgement is not given under or pursuant to this Third Issuer Deed of Charge) join with the Note Trustee in giving notice of the assignments and the security created under this Third Issuer Deed of Charge to any party to a Third Issuer Transaction

Document entered into by the Third Issuer after the date hereof and, for the purposes of the Jersey Security Interests, to any person from whom the Third Issuer would have been entitled to claim the collateral (but for the Jersey Security Interests), in each case in the form (or substantially in the form) set out in Schedule 3 (*Form of Notice of Assignment*);

(c) *Accounts for Stock Exchange*: cause to be prepared and certified by the Auditors of the Third Issuer in respect of each Financial Year, accounts in such form as will comply with relevant legal and accounting requirements for the time being and all requirements for the time being of any stock exchange on which the Third Issuer Notes are listed;

(d) *Books and Records*: at all times keep or procure the keeping of such books of account and records as may be necessary to comply with all applicable laws and so as to enable accounts of the Third Issuer to be prepared and allow the Note Trustee and any person or persons appointed by the Note Trustee free access to such books of account and records at all reasonable times during normal business hours upon reasonable notice in writing, provided that such inspection shall only be for the purposes of carrying out its duties under this Third Issuer Deed of Charge and any information so obtained shall only be used and passed on to any other person for the purpose of the Note Trustee carrying out its duties under this Third Issuer Deed of Charge;

(e) *Notice of Third Issuer Note Event of Default*: give notice in writing to the Note Trustee forthwith upon becoming aware of the occurrence of any Third Issuer Note Event of Default or Third Issuer Potential Note Event of Default including the status of any such default or matter and what action the Third Issuer is taking or proposes to take with respect thereto, without waiting for the Note Trustee to take any action;

(f) *Certificates Relating to Financial Information*: give to the Note Trustee (a) within seven days after demand by the Note Trustee therefor and (b) (without the necessity for any such demand) promptly after the publication of its audited accounts in respect of each Financial Year commencing with the Financial Year first ending after the date hereof and in any event not later than 180 days after the end of each such Financial Year a certificate signed by two directors of the Third Issuer to the effect that as at a date not more than seven days before delivering such certificate (the "**certification date**") there did not exist and had not existed since the certification date of the previous certificate (or in the case of the first such certificate the date hereof) any Third Issuer Note Event of Default or any Third Issuer Potential Note Event of Default (or if such then exists or existed specifying the same) and that during the period from and including the certification date of the last such certificate (or in the case of the first such certificate the date hereof) to and including the certification date of such certificate the Third Issuer has complied with all its obligations contained in this Third Issuer Deed of Charge and each of the other Third Issuer Transaction Documents or (if such is not the case) specifying the respects in which it has not so complied;

(g) *Further Assurances*: so far as permitted by applicable law, at all times execute all such further documents and do all such further acts and things as may be necessary at any time or times in the opinion of the Note Trustee to give effect to this Third Issuer Deed of Charge and the other Third Issuer Transaction Documents;

(h) *Compliance with Third Issuer Transaction Documents*: observe and comply with its obligations and use its reasonable endeavours to procure that each other party to any of the Third Issuer Transaction Documents complies with and performs all its respective obligations under each Third Issuer Transaction Document and not make any amendment or modification to such agreement or agree to waive or authorise any breach thereof without the prior written approval of the Note Trustee and notify the Note Trustee forthwith upon becoming aware of any breach by any such other party to any Third Issuer Transaction Document;

(i) *Information*: so far as permitted by applicable law, give or procure to be given to the Note Trustee such opinions, certificates, information and evidence as it shall require and in such form as it shall require (including without limitation the procurement by the Third Issuer of all such certificates called for by the Note Trustee pursuant to this Third Issuer Deed of Charge) for the purpose of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under this Third Issuer Deed of Charge or by operation of law;

(j) *Taxes*: duly and promptly pay and discharge all Taxes imposed upon it or its assets unless such Taxes are, in the opinion of the Note Trustee, being contested in good faith by the Third Issuer;

(k) *Basis Rate Swap Agreement:* in the event of termination of the Third Issuer Basis Rate Swap Agreement, notify the Note Trustee and the Rating Agencies and use its best efforts to enter into a replacement basis rate swap agreement upon terms acceptable to the Rating Agencies and the Note Trustee with a basis rate swap provider whom the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified; and

(l) *Currency Swap Agreements:*

(i) *Dollar Currency Swap Agreement*: in the event of termination of any Transaction (as defined in the Third Issuer Dollar Currency Swap Agreement) under the Third Issuer Dollar Currency Swap Agreement, notify the Note Trustee and the Rating Agencies and use its best efforts to enter into a replacement of that Transaction in respect of the Dollar Notes (or, as applicable, the relevant class of the Dollar Notes) upon terms acceptable to the Rating Agencies and the Note Trustee with a dollar currency swap provider whom the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified;

(ii) *Euro Currency Swap Agreement*: in the event of termination of any Transaction (as defined in the Third Issuer Euro Currency Swap Agreement) under the Third Issuer Euro Currency Swap Agreement, notify the Note Trustee and the Rating Agencies and use its best efforts to enter into a replacement of that Transaction in respect of the Euro Notes (or, as applicable, the relevant class of the Euro Notes) upon terms acceptable to the Rating Agencies and the Note Trustee with a euro currency swap provider whom the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified;

(m) *Bank Accounts:* in the event of termination of the Third Issuer Bank Account Agreement, subject to and in accordance with the provisions of the Third Issuer Bank Account Agreement use its reasonable endeavours to enter into a replacement bank account agreement;

(n) *Cash Management Agreement:* in the event of termination of the Third Issuer Cash Management Agreement, subject to and in accordance with the provisions of the Third Issuer Cash Management Agreement, use its reasonable endeavours to enter into a replacement cash management agreement.

In addition to the foregoing, the Third Issuer hereby covenants with the Basis Rate Swap Provider, the Dollar Currency Swap Provider and the Euro Currency Swap Provider that it shall not make any amendment or modification to, or exercise any waiver in respect of, the Third Issuer Cash Management Agreement which would be adversely prejudicial to the interests of the Dollar Currency Swap Provider or the Euro Currency Swap Provider without the prior written consent of the Dollar Currency Swap Provider or the Euro Currency Swap Provider (as the case may be) save that to the extent required, such consent shall not be unreasonably withheld or delayed.

16. Note Trustee Provisions

16.1 ***Supplement to Trustee Acts:*** It is hereby agreed that Clause 10 (*Supplement to Trustee Acts*) of the Third Issuer Trust Deed shall be incorporated in and shall apply, *mutatis mutandis*, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge) provided that for the purposes of paragraph (n) therein at any time after the redemption in full of the Third Issuer Notes, the Note Trustee shall have regard to the interests of the Third Issuer Secured Creditor which ranks next highest under the Third Issuer Post-Enforcement Priority of Payment.

16.2 ***Appointment, Removal and Retirement:*** It is hereby agreed that Clause 14 (*Appointment, Removal and Retirement of Note Trustee*) of the Third Issuer Trust Deed shall be incorporated in and shall apply, *mutatis mutandis*, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge) provided that for the purposes of this Third Issuer Deed of Charge it shall be an additional requirement that the Note Trustee under this Third Issuer Deed of Charge shall be the same person or persons as the Note Trustee under the Third Issuer Trust Deed.

16.3 ***Remuneration and Indemnification of Note Trustee:*** It is hereby agreed that Clause 9 (*Remuneration and Indemnification of Note Trustee*) of the Third Issuer Trust Deed shall be incorporated in and shall apply, *mutatis mutandis*, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge).

16.4 ***Meetings of Noteholders:*** It is hereby agreed that Clause 7.1 and Schedule 4 (*Provisions for Meetings of Noteholders*) of the Third Issuer Trust Deed shall be incorporated in and shall apply, *mutatis mutandis*, to this Third Issuer Deed of Charge (and for that purpose references therein to "these presents" shall be construed as references to this Third Issuer Deed of Charge).

16.5 ***Investment of Moneys:*** It is hereby agreed that Clause 8.3 (*Authorised Investments*) of the Third Issuer Trust Deed shall be incorporated in and shall apply, *mutatis mutandis*, to this Third Issuer Deed of Charge.

16.6 ***Acknowledgement:*** Each of the parties to this Third Issuer Deed of Charge hereby acknowledges that it is bound by the provisions of the Third Issuer Trust Deed which are incorporated by reference into this Third Issuer Deed of Charge and confirms that it has received a copy of the Third Issuer Trust Deed.

16.7 ***Jersey Law Waivers:***

(a) Any right which at any time the Third Issuer has under the existing or future laws of Jersey whether by virtue of the *droit de discussion* or otherwise to require that recourse be had to the assets of any other person before any claim is enforced against the Third Issuer in respect of the obligations hereby assumed by the Third Issuer is hereby abandoned and waived.

(b) The Third Issuer undertakes that if at any time any person indemnified sues the Third Issuer in respect of any such obligations and the person in respect of whose obligations the indemnity is given is not sued also, the Third Issuer shall not claim that such person be made a party to the proceedings and the Third Issuer agrees to be bound by this indemnity whether or not it is made a party to legal proceedings for the recovery of the amount due or owing to the person indemnified, as aforesaid, by the person in respect of whose obligations the indemnity is given and whether the formalities required by any law of Jersey whether existing or future in regard to the rights or obligations of securities shall or shall not have been observed.

(c) Any right which the Third Issuer may have under the existing or future laws of Jersey whether by virtue of the *droit de division* or otherwise to require that any liability under this indemnity be divided or apportioned with any other person or reduced in any manner whatsoever is hereby abandoned and waived.

17. Modification and Waiver

17.1 ***Modification:*** The Note Trustee may without the consent or sanction of the Noteholders or any other Third Issuer Secured Creditor at any time and from time to time concur with the

Third Issuer in making any modification (except a Basic Terms Modification (as defined in paragraph 1 of Schedule 4 (*Provisions for Meetings of Noteholders*) to the Third Issuer Trust Deed) (i) to this Third Issuer Deed of Charge, the Third Issuer Notes, the Third Issuer Trust Deed or to any of the other Transaction Documents which in the opinion of the Note Trustee it may be proper to make PROVIDED THAT the Note Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the Noteholders or (ii) to this Third Issuer Deed of Charge, the Third Issuer Notes, the Third Issuer Trust Deed or any of the other Transaction Documents if in the opinion of the Note Trustee such modification is of a formal, minor or technical nature or to correct a manifest error. For the purposes of this Clause 17.1, a proposed modification will not materially harm the interest of any Noteholder solely as a result of any New Issuer executing a Deed of Accession pursuant to Clause 3.12 *(New Intercompany Loans)* of the Funding Deed of Charge or Clause 2.2 (*New Intercompany Loan Agreement*) of the Intercompany Loan Terms and Conditions. Any such modification may be made on such terms and subject to such conditions (if any) as the Note Trustee may determine, shall be binding upon the Third Issuer and the Third Issuer Secured Creditors and, unless the Note Trustee agrees otherwise, shall be notified by the Third Issuer to the Noteholders in accordance with the Conditions and to the other Third Issuer Secured Creditors as soon as practicable thereafter. So long as any of the Third Issuer Notes are rated by the Rating Agencies, the Third Issuer shall notify the Rating Agencies in writing as soon as reasonably practicable thereafter of any modification to the provisions of this Third Issuer Deed of Charge, the Third Issuer Notes, the Third Issuer Trust Deed or any of the other Third Issuer Transaction Documents.

17.2 ***Waiver:*** Subject as expressly provided otherwise in the Third Issuer Notes or in any other Transaction Document, the Note Trustee may from time to time and at any time without the consent or sanction of the Noteholders or any other Third Issuer Secured Creditor and without prejudice to its rights in respect of any subsequent breach, but only if and in so far as in its opinion the interests of the Noteholders shall not be materially prejudiced thereby waive or authorise any breach or proposed breach by the Third Issuer or any other party thereto of any of the covenants or provisions contained in this Third Issuer Deed of Charge or in any of the other Transaction Documents or determine that any Third Issuer Note Event of Default shall not be treated as such for the purposes of this Third Issuer Deed of Charge, the Third Issuer Notes and the Third Issuer Trust Deed PROVIDED ALWAYS THAT the Note Trustee shall not exercise any powers conferred on it by this Clause in contravention of any express direction given by Extraordinary Resolution or by a request in writing of the relevant Noteholders in accordance with the Conditions (but so that no such direction or request shall affect any waiver, authorisation or determination previously given or made). Any such waiver, authorisation or determination:

(a) may be given or made on such terms and subject to such conditions (if any) as the Note Trustee may determine;

(b) shall be binding on the Noteholders and the other Third Issuer Secured Creditors, if, but only if, the Note Trustee shall so require; and

(c) shall be notified by the Third Issuer to the Noteholders in accordance with the Conditions and to the other Third Issuer Secured Creditors as soon as practicable thereafter.

The provisions of this Clause 17.2 shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and Section 316(a)(1)(B) of the Trust Indenture Act is hereby expressly excluded from this Third Issuer Deed of Charge, the Third Issuer Notes and the Third Issuer Trust Deed as permitted by the Trust Indenture Act.

18. Miscellaneous Provisions

18.1 ***Evidence of Indebtedness:*** In any action, proceedings or claim relating to this Third Issuer Deed of Charge or the charges contained in this Third Issuer Deed of Charge, a statement as to any amount due to any Third Issuer Secured Creditor or of the Third Issuer Secured Obligations or any part thereof or a statement of any amounts which have been notified to the Note Trustee as being amounts due to any Third Issuer Secured Creditor which is certified as being correct by an officer of the Note Trustee or an officer of the relevant Third Issuer Secured Creditor shall, save in the case of manifest error, be conclusive evidence that such amount is in fact due and payable.

18.2 ***Liability:*** All the liabilities and obligations of the Third Issuer under or by virtue of this Third Issuer Deed of Charge shall not be impaired by:

(a) any failure of this Third Issuer Deed of Charge to be legal, valid, binding and enforceable as regards the Third Issuer whether as a result of a lack of corporate powers or of directors' authority, defective execution or for any other reason whatsoever;

(b) any giving of time, forbearance, indulgence or waiver as regards the Third Issuer;

(c) a discharge or release of the Third Issuer; or

(d) any other matter or event whatsoever whether similar to the foregoing or not which might have the effect of impairing all or any of its liabilities or obligations except proper and valid payment or discharge of all Third Issuer Secured Obligations and amounts whatsoever which this Third Issuer Deed of Charge provides are to be paid by the Third Issuer or an absolute discharge or release of the Third Issuer signed by the Third Issuer Secured Creditors and the Note Trustee.

18.3 ***Third Issuer Secured Creditors:*** Each Third Issuer Secured Creditor shall be bound by the provisions of this Third Issuer Deed of Charge as if it contained covenants by each Third Issuer Secured Creditor in favour of the Note Trustee and every other Third Issuer Secured Creditor to observe and be bound by all the provisions of this Third Issuer Deed of Charge expressed to apply to the Third Issuer Secured Creditors.

19. Rights cumulative

The respective rights of the Note Trustee, the Third Issuer Secured Creditors and any Receiver to this Third Issuer Deed of Charge are cumulative and may be exercised as often as each considers appropriate and are in addition to their respective rights under the general law. No failure on the part of the Note Trustee, the Third Issuer Secured Creditors or any Receiver to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Third Issuer Deed of Charge are cumulative and not exclusive of any remedies provided by law.

20. Assignment

None of the Third Issuer Secured Creditors may assign, encumber or transfer all or any part of its rights or benefits and/or transfer its obligations under this Third Issuer Deed of Charge without the prior written consent of the Note Trustee.

21. Non Petition Covenant; Corporate Obligations

21.1 ***Non Petition:*** Each of the parties hereto hereby agrees that it shall not institute against the Third Issuer any winding-up, administration, insolvency or similar proceedings for so long as any sum is outstanding under Third Issuer Notes or for two years plus one day since the last day on which any such sum was outstanding provided that the Note Trustee may prove or lodge a claim in the event of a liquidation initiated by any other person.

21.2 ***Corporate Obligations:*** To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Third Issuer Deed of Charge shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Third Issuer Deed of Charge, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Third Issuer Deed of Charge.

22. Notices

Any notices or other communication or document to be given or delivered pursuant to this Third Issuer Deed of Charge to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next

London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Third Issuer, to Granite Mortgages 02-1 plc, Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of the Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Note Trustee, to The Bank of New York, One Canada Square, 48th Floor, London E14 5AL, attention Corporate Trust (Global Structured Finance) (facsimile number 020 7964 6399);

(c) in the case of the Principal Paying Agent, the Agent Bank, the Registrar, the Transfer Agent or the Account Bank, to Citibank, N.A., 5 Carmelite Street, London, EC4Y OPA;

(d) in the case of the Third Issuer Cash Manager to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(e) in the case of the U.S. Paying Agent, to Citibank, N.A., 111 Wall Street, 14th Floor, Zone 3, New York, N.Y. 10043, U.S.A. (facsimile number 212 657 3862) for the attention of Global Agency and Trust;

(f) in the case of the Basis Rate Swap Provider, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(g) in the case of the Dollar Currency Swap Provider to Credit Suisse First Boston International, (facsimile number 020 7888 2686) for the attention of the Managing Director – Legal Department;

(h) in the case of the Euro Currency Swap Provider to Credit Suisse First Boston International , (facsimile number 020 7888 2686) for the attention of the Managing Director – Legal Department;

(i) in the case of the Corporate Services Provider, to Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of the Company Secretary;

(j) in the case of Moody's, to Moody's Investor Services, f' Floor, 2 Minster Court, Mincing Lane, London EC3R 7XB (facsimile number 020 7772 5400) for the attention of David Harrison, Asset Backed Finance;

(k) in the case of S&P, to Standard & Poor's, Garden House, 18 Finsbury Circus, London EC2M 7BP (facsimile number 020 7826 3598) for the attention of the Structured Finance Surveillance Group; and

(l) in the case of Fitch, to Fitch Ratings Limited, Eldon House, 2 Eldon Street, London EC2M 7UA (facsimile number: 020 7417 6262) for the attention of European Structured Finance,

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 22.

23. Third Party Rights

A person who is not a party to this Third Issuer Deed of Charge may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

24. Execution in Counterparts; Severability

24.1 ***Counterparts:*** This Deed may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

24.2 ***Severability:*** Where any provision in or obligation under this Third Issuer Deed of Charge shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Third Issuer Deed of Charge, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

25. Governing Law and Jurisdiction; Appropriate Forum

25.1 ***Governing Law:*** This Deed is governed by, and shall be construed in accordance with, English law, save that those parts of this Third Issuer Deed of Charge concerned with the creation, subsistence or enforcement of the Jersey Security Interests shall be governed by, and shall be construed in accordance with Jersey law.

25.2 ***Jurisdiction:*** Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Third Issuer Deed of Charge and, for such purposes, irrevocably submits to the jurisdiction of such courts.

25.3 ***Appropriate Forum:*** Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

IN WITNESS of which this Third Issuer Deed of Charge has been executed by the parties hereto as a deed which has been delivered on the date first appearing on page one.

SCHEDULE 1

FORM OF SECURITY POWER OF ATTORNEY

THIS POWER OF ATTORNEY is made on [ ] March 2002 by Granite Mortgages 02-1 plc (registered number 4340767) a private limited liability company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Principal**").

WHEREAS

(1) By virtue of a Deed (as amended, varied, supplemented or novated from time to time the "**Third Issuer Deed of Charge**") dated [ ] March 2002 between Granite Mortgages 02-1 plc, The Bank of New York as Note Trustee and others, provision was made for the execution by the Principal of this Power of Attorney.

(2) Words and phrases in this Power of Attorney shall (save where expressed to the contrary) have the same meanings respectively as the words and phrases in the Third Issuer Deed of Charge.

NOW THIS POWER OF ATTORNEY WITNESSETH

1. The Principal hereby irrevocably (within the meaning of Section 4 of the Powers of Attorney Act 1971) and by way of security for the payment and performance of the Third Issuer Secured Obligations and the covenants, conditions, obligations and undertakings on the part of the Principal contained in the Third Issuer Deed of Charge and the other Third Issuer Transaction Documents to which the Principal is a party from time to time appoints The Bank of New York and any other person or persons for the time being the Note Trustee or Note Trustees of and under the Third Issuer Deed of Charge (the "**Attorney**") and each and every person to whom the Note Trustee shall from time to time have delegated the exercise of the power of attorney conferred by this Power of Attorney (each a "**Delegate**") and any receiver including any administrative receiver and any manager (the "**Receiver**") and/or administrator (the "**Administrator**") appointed from time to time by the Attorney or on its behalf its true and lawful attorney for and in the Principal's name or otherwise jointly and severally to sign, seal, execute, deliver, perfect and do any assurance, act, matter or thing which the Attorney, Delegate, Receiver or Administrator considers in each case to be necessary for the protection or preservation of the Attorney's and the Third Issuer Secured Creditors' interests and rights (as described in the Third Issuer Deed of Charge) in and to the Third Issuer Charged Property or which ought to be done by the Principal under the covenants, undertakings and provisions contained in the Third Issuer Deed of Charge and the other Third Issuer Transaction Documents to which the Principal is a party from time to time and generally to in its name and on its behalf to exercise all or any of the powers, authorities or discretions conferred by or pursuant to the Third Issuer Deed of Charge on the Note Trustee and/or any Receiver whether on or at any time after the security has become enforceable in accordance with Clause 7.2 (*Enforceable*) of the Third Issuer Deed of Charge or in any other circumstances where the Attorney has become entitled to take any of the steps referred to in the Third Issuer Deed of Charge including (without limitation) any or all of the following:

(a) to do every act or thing which the Attorney, Delegate, Receiver or Administrator may deem to be necessary, proper or expedient for getting in any of the Third Issuer Charged Property and/or fully and effectively vesting, transferring or assigning the Third Issuer Charged Property or any part thereof and/or the Principal's estate, right, title, benefit and/or interest therein or thereto in or to the Attorney and its successors in title or other person or persons entitled to the benefit thereof or for carrying into effect any other dealing with the Third Issuer Charged Property whatsoever permitted under the Third Issuer Deed of Charge in the same manner and as fully and effectively as the Principal could have done;

(b) the power by writing under its hand by an officer of the Attorney (including every Receiver appointed under the Third Issuer Deed of Charge) from time to time to appoint a substitute attorney (each a "**Substitute**") who shall have power to act on behalf of the Principal as if that Substitute shall have been originally appointed Attorney by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

2. In favour of the Attorney, any Delegate, any Receiver and/or Administrator and/or Substitute, or a person dealing with any of them and the successors and assigns of such a person, all acts properly done and documents executed or signed by the Attorney, a Delegate, a Receiver, an Administrator or a Substitute in the purported exercise of any power conferred by this Power of Attorney shall for all purposes be valid and binding on the Principal and its successors and assigns.

3. The Principal irrevocably and unconditionally undertakes to indemnify the Attorney and each Delegate, Receiver and/or Administrator and/or Substitute appointed from time to time by the Attorney and their respective estates (each an "**Indemnified Party**") against all actions, proceedings, claims, costs, expenses and liabilities of every description arising from the exercise, or the purported exercise, of any of the powers conferred by this Power of Attorney, save where the same arises as the result of the fraud, negligence or wilful default of the relevant Indemnified Party or its officers or employees.

4. The provisions of Clause 3 (*Third Issuer Security*) shall continue in force after the revocation or termination, howsoever arising, of this Power of Attorney.

5. The laws of England and Wales shall apply to this Power of Attorney and the interpretation thereof and to all acts of the Attorney and each Delegate, Receiver and/or Administrator and/or Substitute carried out or purported to be carried out under the terms hereof except that in relation to any action taken by the Attorney, each Delegate, Receiver and/or Administrator/and or Substitute in respect of the Jersey Security Interests or the Third Issuer Jersey Secured Property, the laws of Jersey shall apply.

6. The Principal hereby agrees at all times hereafter to ratify and confirm whatsoever the said Attorney or its attorney or attorneys or any Delegate, Receiver or Administrator or Substitute shall properly and lawfully do or cause to be done in and concerning the Third Issuer Charged Property.

IN WITNESS whereof this Power of Attorney has been executed as a deed by the Principal the day and year first before written.

EXECUTED AS A DEED by)
GRANITE MORTGAGES 02-1 PLC)
acting by:)

____
Director

Name:

Title:

____
Director/Secretary

Name:

Title:

SCHEDULE 2

THIRD ISSUER POST-ENFORCEMENT PRIORITY OF PAYMENTS

Following enforcement of the Issuer Security, on each Payment Date the Note Trustee (or the Third Issuer Cash Manager on its behalf) will apply amounts received or recovered as follows:

(A) *first*, to pay amounts due to the Note Trustee (and any Receiver appointed by the Note Trustee) together with interest and (if necessary) VAT on those amounts and to provide for any amounts then due or to become due and payable to the Note Trustee and the Receiver under the provisions of the Third Issuer Trust Deed, the Third Issuer Deed of Charge and any other Transaction Document;

(B) *second*, to pay, in no order of priority between them but in proportion to the respective amounts due, the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar, together with interest and (if necessary) VAT on those amounts and to provide for any costs, charges, liabilities and expenses then due or to become due and payable to them under the provisions of the Third Issuer Paying Agent and Agent Bank Agreement;

(C) *third*, in no order of priority between them but in proportion to the respective amounts due, towards payment of amounts (together with (if necessary) VAT on those amounts) due and payable to the Third Issuer Cash Manager under the Third Issuer Cash Management Agreement and to the Corporate Services Provider under the Third Issuer Corporate Services Agreement and to the Account Bank under the Third Issuer Bank Account Agreement;

(D) *fourth*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(i) amounts (including such part of any termination payment) due to the Basis Rate Swap Provider (except for any termination payment due and payable to the Basis Rate Swap Provider as a result of a Basis Rate Swap Provider Default by that Basis Rate Swap Provider);

(ii) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 1 Class A1 Notes until the Series 1 Class A1 Notes have been repaid in full;

(iii) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap

Provider to pay interest due or overdue and to repay principal on the Series 1 Class A2 Notes until the Series 1 Class A2 Notes have been repaid in full; and

(iv) interest due or overdue and to repay principal on the Series 2 Class A Notes until those notes have been repaid in full;

(v) amounts (including such part of any termination payment) due to the Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Euro Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 3 Class A Notes until the Series 3 Class A Notes have been repaid in full;

(E) *fifth*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(i) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 1 Class B Notes until the Series 1 Class B Notes have been repaid in full;

(ii) interest due or overdue and to repay principal on the Series 2 Class B Notes until those notes have been repaid in full; and

(iii) amounts (including such part of any termination payment) due to the Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Euro Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 3 Class B Notes until the Series 3 Class B Notes have been repaid in full;

(F) *sixth*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(i) amounts (including such part of any termination payment) due to the Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Dollar Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 1 Class C Notes until the Series 1 Class C Notes have been repaid in full;

(ii) interest due or overdue and to repay principal on the Series 2 Class C Notes until those notes have been repaid in full; and

(iii) amounts (including such part of any termination payment) due to the Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Euro Currency Swap Provider to pay interest due or overdue and to repay principal on the Series 3 Class C Notes until the Series 3 Class C Notes have been repaid in full;

(G) *seventh,* to pay interest due or overdue and to repay principal on the Series 2 Class D Notes until those notes have been repaid in full;

(H) *eighth*, in no order of priority between them but in proportion to the respective amounts due, to pay any termination payment to:

(i) the Basis Rate Swap Provider following a Basis Rate Swap Provider Default by the Basis Rate Swap Provider;

(ii) the Dollar Currency Swap Provider following a Dollar Currency Swap Provider Default by the Dollar Currency Swap Provider;

(iii) the Euro Currency Swap Provider following a Euro Currency Swap Provider Default by the Euro Currency Swap Provider; and

(I) *last,* to pay any amount remaining following the application of principal and revenue set forth in paragraphs (A) through (H) above, to the Third Issuer.

SCHEDULE 3

FORM OF NOTICE OF ASSIGNMENT

To: [Addressee(s)]

Granite Mortgages 02-1 plc – Assignment of rights under Third Issuer Transaction Documents

[ ] March 2002

Dear Sirs,

Terms and expressions used in this letter are as defined in a deed of charge (the "**Third Issuer Deed of Charge**") between Granite Mortgages 02-1 plc (the "**Third Issuer**"), The Bank of New York (the "**Note Trustee**") and others dated [ ] March 2002.

We hereby give notice to each addressee of this letter that by assignment(s) under or pursuant to the Third Issuer Deed of Charge, the Third Issuer has assigned absolutely, by way of security for the payment and performance of certain obligations of the Third Issuer described in the Third Issuer Deed of Charge (the "**Third Issuer Secured Obligations**"), to the Note Trustee all its right, title, benefit and interest under the [Agreement(s)] (the "**Third Issuer Transaction Documents**") [including its right, title interest and benefit in relation to [describe property] and including, without limitation, all rights to receive payment of any amounts which may become payable to the Third Issuer thereunder, all payments received by the Third Issuer thereunder, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, (hereinafter called "**Relevant Third Issuer Property**").

In relation to any of the Relevant Third Issuer Property which may be situated in Jersey at any time, we hereby give notice for the purpose of the Security Interests (Jersey) Law 1983 to each addressee of this letter that with the intention of creating a security interest in accordance with such law in such property in favour of the Note Trustee for the payment and performance of the Third Issuer Secured Obligations, the Third Issuer has assigned all of its rights, title, benefit and interest, present and future, in, to and under the Relevant Third Issuer Property to the Note Trustee.

By signing the enclosed copy of this notice you acknowledge and consent to the assignments and agree that:

(i) from the date of this notice you are obliged to and you will pay all moneys which are or may become payable to the Third Issuer under the aforesaid agreements to or to the order of the Note Trustee; and

(ii) you have not, at the date of this notice, received notice that any third party has or will have any right of interest whatsoever in the Relevant Third Issuer Property.

Notwithstanding the assignments made by the Third Issuer and referred to in this notice, the Note Trustee hereby confirms and you further acknowledge that:

(b) you may continue to make all payments becoming due to the Third Issuer in respect of the Relevant Third Issuer Property in the manner envisaged by the relevant Third Issuer Transaction Document(s); and

(c) the Third Issuer shall be entitled to exercise its rights, powers and discretions and perform its obligations in relation to the Relevant Third Issuer Property and under the Third Issuer Transaction Documents in accordance with the provisions of the Third Issuer Transaction Documents,

but only until such time as you receive notice from the Note Trustee to the contrary or to the effect that the security created under the Third Issuer Deed of Charge has become enforceable, in which event from receipt of such notice you agree that you will pay all monies becoming due and payable to the Third Issuer in respect of the Relevant Third Issuer Property in accordance with any instructions received from the Note Trustee.

This letter is governed by, and shall be construed in accordance with, English law, except that to the extent of any Relevant Third Issuer Property which may be situated in Jersey at any time, it is governed by and shall be construed in accordance with the laws of Jersey.

Please acknowledge receipt of this notice by executing and returning the copy of this letter attached hereto.

Yours faithfully,

EXECUTED for and on behalf of)
GRANITE MORTGAGES 02-1 PLC)
by:)

____
Authorised Signatory

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)

____

Authorised Signatory

Name:

Title:

We acknowledge receipt of the above notice and the terms of the assignment created by you in respect of the Relevant Third Issuer Property.

In respect of the [Agreement]:

For and on behalf of)
[Party to Third Issuer Transaction Document])
by:)

____

Authorised Signatory

Name:

Title:

EXECUTION PAGE

The Third Issuer

EXECUTED AS A DEED by)
GRANITE MORTGAGES 02-1 PLC)
acting by:)

Name: K.M. CURRIE

Title: DIRECTOR

Name:
Representing LDC SECURITISATION DIRECTOR NO. 2 LIMITED
Title: DIRECTOR

The Note Trustee

EXECUTED AS A DEED for and)
on behalf of)
THE BANK OF NEW YORK)
by:

Name:

Title:

The Principal Paying Agent, the Agent Bank, the Registrar, the Transfer Agent and the Account Bank

EXECUTED AS A DEED for and on behalf of)
CITIBANK, N.A.)
by:)

Name:

Title:

The US Paying Agent

EXECUTED AS A DEED for and on behalf of)
CITIBANK, N.A.)
by:)

Name:

Title:

The Dollar Currency Swap Provider

EXECUTED AS A DEED for and on behalf of)
CREDIT SUISSE FIRST BOSTON)
INTERNATIONAL)
by:

Name:

Title:

The Euro Currency Swap Provider

EXECUTED AS A DEED for and on behalf of)
CREDIT SUISSE FIRST BOSTON)
INTERNATIONAL)
by:

Name:

Title:

The Third Issuer Cash Manager and the Basis Rate Swap Provider

EXECUTED AS A DEED by)
)
)
as attorney for)
NORTHERN ROCK PLC)
in the presence of:)

Signature of Witness:

Name of Witness:

Occupation:

Address:

The Corporate Service Provider

EXECUTED AS A DEED by)
LAW DEBENTURE CORPORATE)
SERVICES LIMITED)
acting by:)

Name:

Title:

Name:

Title:

EXHIBIT 4.5.2

Deed of Accession
to Funding Deed of Charge

EXECUTION COPY

Dated 20 March 2002

GRANITE FINANCE FUNDING LIMITED
as Funding

THE BANK OF NEW YORK
as Security Trustee

GRANITE MORTGAGES 02-1 PLC
as Third Issuer

NORTHERN ROCK PLC
as Third Issuer Start-up Loan Provider

- and -

OTHERS

THIRD ISSUER DEED OF ACCESSION

SIDLEY AUSTIN BROWN & WOOD

1 THREADNEEDLE STREET
LONDON EC2R 8AQ
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: 30507-9/508313

CONTENTS

THIS DEED OF ACCESSION is made on 20 March 2002

BETWEEN:

(1) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308), a private limited liability company incorporated under the laws of Jersey whose London branch is at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**");

(2) **THE BANK OF NEW YORK**, a New York banking corporation whose London branch address is at One Canada Square, 48th Floor, London E14 5AL United Kingdom, as security trustee (the "**Security Trustee**" which expression shall include such person and all other persons for the time being acting as the security trustee or security trustees pursuant to the Funding Deed of Charge);

(3) **THE BANK OF NEW YORK**, a New York banking corporation whose London branch address is at One Canada Square, 48th Floor, London E14 5AL United Kingdom, in its capacity (1) as note trustee (the "**Note Trustee**" which expression shall include such person and all other persons for the time being acting as the note trustee or note trustees pursuant to the First Issuer Trust Deed and the First Issuer Deed of Charge); (2) as note trustee under the Second Issuer Trust Deed and the Second Issuer Deed of Charge (the "**Second Issuer Note Trustee**" which expression shall include such person and all other persons for the time being acting as the note trustee or note trustees pursuant to those deeds) and (3) as note trustee under the Third Issuer Trust Deed and the Third Issuer Deed of Charge (the "**Third Issuer Note Trustee**" which expression shall include such person and all other persons for the time being acting as the note trustee or note trustees pursuant to those deeds);

(4) **GRANITE MORTGAGES 01-1 PLC** (registered number 4129652), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**First Issuer**");

(5) **GRANITE MORTGAGES 01-2 PLC** (registered number 4270015), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Second Issuer**");

(6) **GRANITE FINANCE TRUSTEES LIMITED** (registered number 79309), a private limited liability company incorporated under the laws of Jersey whose registered office is at 22 Grenville Street, St. Helier, Jersey JE4 8PX Channel Islands as trustee of the Mortgages Trust (the "**Mortgages Trustee**");

(7) **NORTHERN ROCK PLC** (registered number 03273685), a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL in its capacity as cash manager under the Cash Management Agreement (the "**Cash Manager**", which expression shall include such person and all other persons for the time being acting as the cash manager or cash managers pursuant to the Cash Management Agreement);

(8) **LLOYDS TSB BANK PLC**, acting through its office at City Office, Bailey Drive, Gillingham Business Park, Kent ME8 0LS, in its capacity as account bank under the Bank

Account Agreement (the "**Account Bank**", which expression shall include such person and all other persons for the time being acting as the account bank or account banks to Funding pursuant to the Bank Account Agreement) and acting through its office at 25 Monument Street, London EC3R 8BQ in its capacity as GIC provider to Funding pursuant to the Funding Guaranteed Investment Contract and each Funding (Issuer) Guaranteed Investment Contract (the "**Funding GIC Provider**", which expression shall include such person and all other persons for the time being acting as the GIC provider to Funding pursuant to the Funding Guaranteed Investment Contract and each Funding (Issuer) Guaranteed Investment Contract);

(9) **MOURANT & CO. CAPITAL (SPV) LIMITED**, a private limited company incorporated under the laws of England and Wales whose registered office is 4th Floor, 35 New Bridge Street, London EC4V 6BW, (the "**Corporate Services Provider**" which expression shall include such person and all other persons for the time being acting as the corporate services provider or corporate services providers pursuant to the Corporate Services Agreement);

(10) **NORTHERN ROCK PLC** (registered number 03273685), acting through its office at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, in its capacity (1) as start-up loan provider to Funding pursuant to each of the Previous Start-up Loan Agreements (the "**Previous Start-up Loan Provider**", which expression shall include such person or all other persons for the time being acting as start-up loan provider pursuant to each of the Previous Start-up Loan Agreements) and (2) as start-up loan provider to Funding pursuant to the Third Issuer Start-up Loan Agreement (the "**Third Issuer Start-up Loan Provider**", which expression shall include such person or all other persons for the time being acting as start-up loan provider pursuant to the Third Issuer Start-up Loan Agreement);

(11) **GRANITE MORTGAGES 02-1 PLC** (registered number 4340767), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**").

NOW THIS DEED OF ACCESSION WITNESSES AS FOLLOWS

WHEREAS:

(A) Pursuant to the terms of the Third Issuer Intercompany Loan Confirmation (together with the Intercompany Loan Terms and Conditions signed for the purposes of identification by Funding, the Security Trustee and the Agent Bank, the "**Third Issuer Intercompany Loan Agreement**") dated 20 March 2002 and made among Funding, the Third Issuer, the Security Trustee and the Agent Bank, the Third Issuer has agreed to make available to Funding the Third Issuer Intercompany Loan.

(B) Pursuant to the terms of a start-up loan agreement (the "**Third Issuer Start-up Loan Agreement**") dated 20 March 2002 between Funding, the Security Trustee and the Third Issuer Start-up Loan Provider, the Third Issuer Start-up Loan Provider has agreed to grant to Funding the Third Issuer Start-up Loan.

(C) This Deed is supplemental to a deed of charge dated 26 March 2001 between Funding, the First Issuer, the Security Trustee, the Mortgages Trustee, the Cash Manager, the Account

Bank, the Funding GIC Provider, the Corporate Services Provider, the Start-up Loan Provider (as amended and supplemented from time to time, the "**Funding Deed of Charge**"), pursuant to which Funding agreed to provide the Security Trustee with the benefit of the security described in the Funding Deed of Charge to secure Funding's obligations to the Funding Secured Creditors.

(D) The terms of the Funding Deed of Charge permit Funding to secure its obligations to a New Funding Secured Creditor thereunder and (where such New Funding Secured Creditor is a New Issuer) permit Funding to create certain Security Interests in favour of the Security Trustee for the benefit of such New Funding Secured Creditor.

(E) The Third Issuer Start-up Loan Provider and the Third Issuer, each of whom is a New Funding Secured Creditor (together, the "**Third Issuer New Funding Secured Creditors**"), have agreed to enter into this Deed of Accession (this "**Deed**") to accede to the provisions of the Funding Deed of Charge.

(F) The Second Issuer Note Trustee and the Third Issuer Note Trustee have agreed to enter into this Deed to accede to the provisions of the Funding Deed of Charge.

(G) The Funding Secured Creditors have agreed to enter into this Deed to, among other things, acknowledge and agree to such accessions, permit any consequential changes to the Funding Priority of Payments set out in **Part I**, **Part II** and **Part III** of **Schedule 3** of the Funding Deed of Charge as are required and any other amendment as may be required to give effect to this Deed and to acknowledge the Security Interests created hereunder.

1. Interpretation

The provisions of the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

2. Representations and Warranties

2.1 The Third Issuer hereby represents and warrants to the Security Trustee and each of the Funding Secured Creditors in respect of itself that as of the date of this Deed:

(a) pursuant to the terms of the Third Issuer Intercompany Loan Agreement, Funding has agreed to pay to the Third Issuer fees, interest and principal in accordance with the terms of the Third Issuer Intercompany Loan Agreement; and

(b) the Third Issuer Intercompany Loan Agreement expressly provides that all amounts due from Funding thereunder are to be secured by or pursuant to the Funding Deed of Charge.

2.2 The Third Issuer Start-up Loan Provider hereby represents and warrants to the Security Trustee and each of the Funding Secured Creditors in respect of itself that as of the date of this Deed:

(a) pursuant to the terms of the Third Issuer Start-up Loan Agreement, Funding has agreed to pay interest and repay principal to the Third Issuer Start-up Loan Provider in accordance with the terms of the Third Issuer Start-up Loan Agreement; and

(b) the Third Issuer Start-up Loan Agreement expressly provides that all amounts due from Funding thereunder are to be secured by or pursuant to the Funding Deed of Charge.

2.3 Funding hereby represents and warrants to the Security Trustee and each of the Funding Secured Creditors that as at the date of this Deed, the conditions to incurring further secured financial indebtedness set out in Clause 2.2 (*New Intercompany Loan Agreements*) of the Intercompany Loan Terms and Conditions are satisfied.

3. Accession

3.1 In consideration of the Third Issuer New Funding Secured Creditors being accepted as Funding Secured Creditors for the purposes of the Funding Deed of Charge by the parties thereto as from the date of this Deed, each of the Third Issuer New Funding Secured Creditors:

(a) confirms that as from the date of this Deed, it will become and intends to be a party to the Funding Deed of Charge as a Funding Secured Creditor;

(b) undertakes to comply with and be bound by all of the provisions of the Master Definitions Schedule and the Third Issuer Master Definitions Schedule (as the same may be amended, varied or restated from time to time) and the Funding Deed of Charge in its capacity as a Funding Secured Creditor, as if it had been an original party thereto;

(c) undertakes to perform, comply with and be bound by all of the provisions of the Funding Deed of Charge in its capacity as a Funding Secured Creditor, as if it had been an original party thereto including, without limitation, Clause 20.3 (*Funding Secured Creditors*), Clause 8.3 (*Funding Post-Enforcement Priority of Payments*), Clause 8.6 (*Security Trustee Rights upon Enforcement*) and Clause 6 (*Restrictions on Exercise of Certain Rights*); and

(d) agrees that the Security Trustee shall be the Security Trustee of the Funding Deed of Charge for all Funding Secured Creditors upon and subject to the terms set out in the Funding Deed of Charge.

3.2 The Second Issuer Note Trustee and the Third Issuer Note Trustee:

(a) confirm that as of the date of this Deed, they become and intend to be parties to the Funding Deed of Charge; and

(b) agree to comply with and be bound by the provisions of the Funding Deed of Charge relating to the Note Trustee and agree that all references to the Note Trustee in the Funding Deed of Charge and this Deed shall be construed as including the note trustee under each Issuer Deed of Charge and Issuer Trust Deed.

4. Funding Security

4.1 Funding, by way of first fixed security for the payment or discharge of that portion of the Funding Secured Obligations which represent the obligations and liabilities of Funding to the Third Issuer under the Third Issuer Intercompany Loan Agreement, subject to Clause 4 (*Release of Funding Charged Property*) of the Funding Deed of Charge, hereby:

(a) assigns by way of security to the Security Trustee for the benefit of the Third Issuer all of its right, title, benefit and interest, present and future, in, to and under:

(i) the Funding (Third Issuer) Bank Account Agreement; and

(ii) the Funding (Third Issuer) Guaranteed Investment Contract,

including all rights to receive payment of any amounts which may become payable to Funding thereunder and all payments received by Funding thereunder including, without limitation, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder and all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Security Trustee absolutely;

(b) assigns in favour of the Security Trustee for the benefit of the Third Issuer all of its rights, title, benefit and interest, present and future, in and to all monies now or at any time hereafter standing to the credit of the Funding (Third Issuer) GIC Account and the debts represented by them together with all rights and claims relating or attached thereto including, without limitation, the right to interest and the proceeds of any of the foregoing, TO HOLD the same unto the Security Trustee absolutely; and

(c) charges to the Security Trustee for the benefit of the Third Issuer all of its right, title, benefit and interest, present and future in, to and under any Authorised Investment purchased using monies standing to the credit of the Funding (Third Issuer) GIC Account and all rights in respect of or ancillary to such Authorised Investments, including the right to income and the proceeds of any of the foregoing, TO HOLD the same unto the Security Trustee absolutely.

4.2 (a) Funding, by way of first fixed security for the payment or discharge of the Funding Secured Obligations, subject to Clause 4 (*Release of Funding Charged Property*) of the Funding Deed of Charge, hereby assigns to the Security Trustee, save to the extent that the same may be situate in Jersey at any relevant time, all of its right, title, benefit and interest, present and future, in, to and under the Third Issuer Start-up Loan Agreement, including, without limitation, all rights to receive payment of any amounts which may become payable to Funding thereunder and all payments received by Funding thereunder, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder, all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Security Trustee absolutely.

(b) To the intent that the Security Trustee shall have a security interest in accordance with the Jersey Security Law (and as secured party for the purposes of such law) for the payment or discharge of the Funding Secured Obligations, subject to Clause 4 (*Release of Funding Charged Property*) of the Funding Deed of Charge, Funding (as debtor for the purposes of the Jersey Security Law) hereby assigns, to the extent that the same may be situate in Jersey at any relevant time to the Security Trustee all of its right, title, benefit and interest, present and future, in, to and under the Third Issuer Start-up Loan Agreement, including, without limitation, all rights to receive payment of any amounts which may become payable to Funding thereunder and all payments received by Funding thereunder, all rights to serve notices and/or make demands thereunder and/or to take such steps as are required to cause payments to become due and payable thereunder, all rights of action in respect of any breach thereof and all rights to receive damages or obtain relief in respect thereof and the proceeds of any of the foregoing, TO HOLD the same unto the Security Trustee absolutely.

5. Title Guarantee

Each of the dispositions of, assignments of and charges over, property effected in or pursuant to Clause 4 (*Accounts for Issuers*) is made with full title guarantee.

6. Application

Prior to and following enforcement of the Funding Security all amounts at any time held by Funding, the Cash Manager or the Security Trustee in respect of the security created under this Deed shall be held and/or applied by such person subject to and in accordance with the relevant provisions of the Funding Deed of Charge.

7. Scope of the Funding Deed of Charge

Funding, the Third Issuer New Funding Secured Creditors and the Funding Secured Creditors (including the Security Trustee) hereby agree that for the relevant purposes under the Funding Deed of Charge and the Master Definitions Schedule:

(a) the Third Issuer Intercompany Loan Agreement shall be treated as a Funding Transaction Document;

(b) the Third Issuer Start-up Loan Agreement shall be treated as a Funding Transaction Document;

(c) the Funding (Third Issuer) Bank Account Agreement shall be treated as a Funding Transaction Document;

(d) the Funding (Third Issuer) Guaranteed Investment Contract shall be treated as a Funding Transaction Document;

(e) the property and assets of Funding expressed to be assigned or charged pursuant to this Deed shall constitute Funding Charged Property; and

(f) each of the Third Issuer New Funding Secured Creditors shall be treated as a Funding Secured Creditor.

8. Notices and Acknowledgements

(a) The execution of this Deed by the Third Issuer New Funding Secured Creditors shall constitute notice to such Third Issuer New Funding Secured Creditors of the assignments made by Funding pursuant to Clause 3 (*Funding Security*) of the Funding Deed of Charge. The execution of this Deed by each other Funding Secured Creditor shall constitute notice to such Funding Secured Creditor of the assignments made by Funding pursuant to this Deed.

(b) By its execution of this Deed, each of the Third Issuer New Funding Secured Creditors acknowledges that it has notice of and consents to the assignments, charges and Security Interests (including the Jersey Security Interests) made or granted by Funding pursuant to Clause 3 (*Funding Security*) of the Funding Deed of Charge and also acknowledges that as at the date hereof it has not received from any other person any notice of any assignment or charge of any of the property the subject of such Security Interests. By its execution of this Deed, each other Funding Secured Creditor acknowledges that it has notice of and consents to the assignments, charges and Security Interests made or granted by Funding pursuant to this Deed and also acknowledges that as at the date hereof it has not received from any other person any notice of any assignment or charge of any of the property the subject of such Security Interests.

(c) Notwithstanding the assignments and charges granted pursuant to Clause 3 (*Funding Security*) of the Funding Deed of Charge or pursuant to this Deed, the parties hereto acknowledge that, subject as provided otherwise in the Funding Deed of Charge, each Funding Secured Creditor and each other party to any Funding Transaction Document may continue to make all payments becoming due to Funding under any Funding Transaction Document in the manner envisaged by such Funding Transaction Document until the receipt of written notice from the Security Trustee or any Receiver requiring payments to be made otherwise.

9. Amendment to the Funding Priority of Payments

The Funding Secured Creditors agree to amend and restate the Funding Priority of Payments set out in **Part I** and **Part II** of **Schedule 3** of the Funding Deed of Charge in accordance with **Appendix 1** hereto.

10. Utilisation of Issuer Reserves – Second Issuer

10.1 The Funding Secured Creditors (including for the avoidance of doubt the Third Issuer New Secured Creditors) agree that Schedule II hereto relating to the utilisation of reserves for the Second Issuer shall apply with effect from 28 September 2001, being the date of the issue of the Second Issuer Notes, for the purposes of Clause 6.9 of the Funding Deed of Charge as if it had been included as Schedule I to each of the Deeds of Accession dated 28 September 2001.

10.2 Each of the Funding Secured Creditors (including for the avoidance of doubt, the Third Issuer New Secured Creditors) irrevocably:

(a) agrees to any adjustments to payments and/or accounts and/or calculations which are necessary or appropriate in order to reflect the position which would have been reached had Schedule II hereto appeared as Schedule I to each of the Deeds of Accession dated 28 September 2001; and

(b) subject to paragraph (a) of this Clause 10.2, waives any right or claim which it has or in the future becomes entitled to as a consequence of Schedule II hereto not appearing as Schedule I to each of the Deeds of Accession dated 28 September 2001.

11. Notices and Demands

Any notice or communication under or in connection with this Deed shall be given in the manner and at the times set out in Clause 24 (*Notices*) of the Funding Deed of Charge. For the purposes of such Clause 24, as at the date of this Deed the relevant contact details for the Third Issuer are:

Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London EC2V 7EX

For the attention of: The Company Secretary

Telephone: +44 020 7606 5451
Facsimile: +44 020 7606 0643

and for the Third Issuer Start-up Loan Provider are:

Northern Rock PLC
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

For the attention of: The Group Secretary

Facsimile: +44 (0)191 213 2203

and for the Second Issuer Note Trustee and the Third Issuer Note Trustee are:

The Bank of New York
48th Floor, One Canada Square
London E14 5AL

For the attention of: Corporate Trust (Global Structured Finance)

Facsimile: +44 (020) 7964 6399.

12. Non Petition Covenant

Each of the parties hereto hereby agrees that it shall not institute against Funding, the Mortgages Trustee or any Issuer any winding-up, administration, insolvency or similar proceedings in any jurisdiction for so long as any sum is outstanding under any Intercompany Loan Agreement of any Issuer or for two years plus one day since the last day on which any such sum was outstanding provided that the Security Trustee may prove or lodge a claim in the event of a liquidation initiated by any other person. The provisions of Clause 6 of the Funding Deed of Charge shall prevail in the event that and to the extent that they conflict with the provisions of this Clause.

13. *Third Party Rights*

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

14. Execution in Counterparts

This Deed may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

15. Governing Law and Jurisdiction; Appropriate Forum

15.1 This Deed is governed by and shall be construed in accordance with English law save that those parts of this Deed concerned with the creation, subsistence or enforcement of Jersey Security Interests shall be governed by and in accordance with Jersey law.

15.2 Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and, for such purposes, irrevocably submits to the jurisdiction of such courts.

15.3 Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any

Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

DULY EXECUTED AND DELIVERED AS A DEED by each of the parties hereto or on its behalf on the date appearing on page one.

Funding

EXECUTED AS A DEED by	)
GRANITE FINANCE FUNDING LIMITED	)
acting by:	)

Name:

Title:

Name:

Title:

The Security Trustee

EXECUTED AS A DEED for and	)
on behalf of	)
THE BANK OF NEW YORK	)
by:	)

Name:

Title:

The Note Trustee, the Second Issuer Note Trustee and the Third Issuer Note Trustee

EXECUTED AS A DEED for and	)
on behalf of	)
THE BANK OF NEW YORK	)
by:	)

Name:

Title:

The First Issuer

EXECUTED AS A DEED by)
GRANITE MORTGAGES 01-1 PLC)
acting by:)

Name: K.M. CURRIE

Title: DIRECTOR

Name:
Representing LDC SECURITISATION DIRECTOR NO. 1 LIMITED
Title: DIRECTOR

The Second Issuer

EXECUTED AS A DEED by)
GRANITE MORTGAGES 01-2 PLC)
acting by:)

Name: K.M. CURRIE

Title: DIRECTOR

Name:
Representing LDC SECURITISATION DIRECTOR NO. 1 LIMITED
Title: DIRECTOR

The Mortgages Trustee

EXECUTED AS A DEED by)
GRANITE FINANCE TRUSTEES LIMITED)
acting by:)

Name:

Title:

Name:

Title:

The Cash Manager

EXECUTED AS A DEED by)
)
)
)

as attorney for
NORTHERN ROCK PLC
in the presence of:

Witness Signature:

Name of Witness:

Occupation:

Address:

The Account Bank and the Funding GIC Provider

EXECUTED AS A DEED by)
)
)

as attorney for
LLOYDS TSB BANK PLC
in the presence of:

Witness Signature:

Name of Witness:

Occupation:

Address:

The Corporate Services Provider

EXECUTED AS A DEED by)
MOURANT & CO. CAPITAL (SPV))
LIMITED)
acting by:)

Name:

Title:

Name:

Title:

The Previous Start-up Loan Provider and the Third Issuer Start-up Loan Provider

EXECUTED AS A DEED by)
)
)
)
as attorney for
NORTHERN ROCK PLC
in the presence of:

Witness Signature:

Name of Witness:

Occupation:

Address:

The Third Issuer

EXECUTED AS A DEED by)
GRANITE MORTGAGES 02-1 PLC)
acting by:)

Name: K.M. CURRIE

Title: DIRECTOR

Name:
Representing LDC SECURITISATION DIRECTOR NO. 1 LIMITED
Title: DIRECTOR

SCHEDULE I

UTILISATION OF ISSUER RESERVES

Reserves for Third Issuer

1. Third Issuer Reserve Fund:

1.1 Prior to enforcement of the Third Issuer Security, the Third Issuer Reserve Fund shall only be applied on any Payment Date to increase that portion of Funding Available Revenue Receipts which are allocated to the Third Issuer to make payments of interest and fees due under the Third Issuer Intercompany Loan.

1.2 Following enforcement of the Third Issuer Security, to the extent not applied on a Payment Date in accordance with 1.1 above, amounts standing to the credit of the Third Issuer Reserve Fund Ledger shall only be applied in making payments of principal due under the Third Issuer Intercompany Loan (but not in respect of any other Intercompany Loan of any other Issuer) .

2. Third Issuer Liquidity Reserve Fund:

2.1 Prior to enforcement of the Third Issuer Security, the Third Issuer Liquidity Reserve Fund (if any is required to be established) shall only be applied on any Payment Date to:

(a) increase that portion of Funding Available Revenue Receipts which are allocated to the Third Issuer to pay amounts due under the Third Issuer Intercompany Loan, but only to the extent necessary to fund the payment by the Third Issuer of interest and fees due on the relevant Payment Date in respect of the Class A Notes and/or the Class B Notes and to credit the Class A Principal Deficiency Sub Ledger; and

(b) (provided that there are no Class A Notes outstanding) increase Funding Available Revenue Receipts which are allocated to the Third Issuer to pay interest and fees due on the Third Issuer Intercompany Loan.

2.2 Following enforcement of the Third Issuer Security, to the extent not applied on a Payment Date in accordance with 2.1 above, amounts standing to the credit of the Third Issuer Liquidity Reserve Ledger shall only be applied in making payments of principal due under the Third Issuer Intercompany Loan (but not in respect of any other Intercompany Loan of any other Issuer). Amounts standing to the credit of the Issuer Liquidity Reserve Ledger may not be applied in making payments of principal due under the Third Issuer Intercompany Loan in order to fund payments of principal due on the Class D Notes.

SCHEDULE II

UTILISATION OF ISSUER RESERVES

Reserves for Second Issuer

1. Second Issuer Reserve Fund:

1.1 Prior to enforcement of the Second Issuer Security, the Second Issuer Reserve Fund shall only be applied on any Payment Date to increase that portion of Funding Available Revenue Receipts which are allocated to the Second Issuer to make payments of interest and fees due under the Second Issuer Intercompany Loan.

1.2 Following enforcement of the Second Issuer Security, to the extent not applied on a Payment Date in accordance with 1.1 above, amounts standing to the credit of the Second Issuer Reserve Fund Ledger shall only be applied in making payments of principal due under the Second Issuer Intercompany Loan (but not in respect of any other Intercompany Loan of any other Issuer).

2. Second Issuer Liquidity Reserve Fund:

2.1 Prior to enforcement of the Second Issuer Security, the Second Issuer Liquidity Reserve Fund (if any is required to be established) shall only be applied on any Payment Date to:

(c) increase that portion of Funding Available Revenue Receipts which are allocated to the Second Issuer to pay amounts due under the Second Issuer Intercompany Loan, but only to the extent necessary to fund the payment by the Second Issuer of interest and fees due on the relevant Payment Date in respect of the Class A Notes and/or the Class B Notes and to credit the Class A Principal Deficiency Sub Ledger; and

(d) (provided that there are no Class A Notes outstanding) increase Funding Available Revenue Receipts which are allocated to the Second Issuer to pay interest and fees due on the Second Issuer Intercompany Loan.

2.2 Following enforcement of the Second Issuer Security, to the extent not applied on a Payment Date in accordance with 2.1 above, amounts standing to the credit of the Second Issuer Liquidity Reserve Ledger shall only be applied in making payments of principal due under the Second Issuer Intercompany Loan (but not in respect of any other Intercompany Loan of any other Issuer). Amounts standing to the credit of the Issuer Liquidity Reserve Ledger may not be applied in making payments of principal due under the Second Issuer Intercompany Loan in order to fund payments of principal due on the Class D Notes.

Appendix

Amended and Restated Funding Priority of Payments

Part I

Funding Pre-Enforcement Revenue Priority of Payments

Distribution of Funding Available Revenue Receipts prior to Enforcement of the Funding Security

On each Payment Date or, in respect of amounts due to third parties by Funding under paragraph (B), when due, prior to enforcement of the Funding Security, the Cash Manager will, subject to the rules for application of Funding Available Revenue Receipts (set out below), apply Funding Available Revenue Receipts in the following order of priority (the "**Funding Pre-Enforcement Revenue Priority of Payments**"):

(A) *first,* to pay amounts due to the Security Trustee (together with interest and (to the extent not already inclusive) VAT on those amounts) and to provide for any amounts due or to become due during the following Interest Period to the Security Trustee, under the Funding Deed of Charge or any other Transaction Document;

(B) *second,* to pay amounts due to any third party creditors of Funding (other than those referred to later in this order of priority of payments or in the Funding Pre-enforcement Principal Priority of Payments) of which the Cash Manager has notice prior to the relevant Payment Date, which amounts have been incurred without breach by Funding of the Transaction Documents to which it is a party (and for which payment has not been provided for elsewhere) and to provide for any such amounts expected to become due and payable by Funding during the following Interest Period and to pay or discharge any liability of Funding for corporation tax on any chargeable income or gain of Funding;

(C) *third,* towards payment of amounts due to the Cash Manager under the Cash Management Agreement (together with (to the extent not already inclusive) VAT on those amounts);

(D) *fourth,* in no order of priority between them, but in proportion to the respective amounts due, towards payment of amounts, if any, due to the Account Bank under the terms of the Bank Account Agreement and to the Corporate Services Provider under the Corporate Services Agreement;

(E) *fifth,* to pay, in no order of priority between them, but in proportion to the respective amounts due, to each Issuer an amount up to its Issuer Allocable Revenue Receipts in respect of interest and fees due on that Issuer's Intercompany Loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the Issuer Pre-Liquidity Payments for that Issuer.

(F) *sixth,* to pay, in no order of priority between them, but in proportion to the respective amounts due, such amount for each Issuer up to its Issuer Allocable Revenue Receipts as is necessary to replenish the Issuer Liquidity Reserve Fund, if any, established in respect of that

Issuer up to the Issuer Liquidity Reserve Required Amount (to the extent that monies have been drawn from such Issuer Liquidity Reserve Fund to pay interest and fees due under the relevant Intercompany Loan);

(G) *seventh,* to pay, in no order of priority between them, but in proportion to the respective amounts due, to each Issuer an amount up to its Issuer Allocable Revenue Receipts in respect of interest and fees due on that Issuer's Intercompany Loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the Issuer Post-Liquidity Payments for that Issuer;

(H) *eighth,* to pay, in no order of priority between them, but in proportion to the respective amounts due, such amount for each Issuer up to its Issuer Allocable Revenue Receipts as is necessary to fund the Issuer Reserve Fund established in respect of that Issuer up to the Issuer Reserve Required Amount or to replenish such Issuer Reserve Fund up to the related Issuer Reserve Required Amount (to the extent that monies have been drawn from such Issuer Reserve Fund to pay interest and fees under the relevant Intercompany Loan);

(I) *ninth*, to pay in no order of priority between them, but in proportion to the respective amounts due, to each Issuer an amount up to its Issuer Allocable Revenue Receipts in respect of interest and fees due on that Issuer's Intercompany Loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the Issuer Pre-Reserve Payments for that Issuer;

(J) *tenth,* in no order of priority between them, but in proportion to the respective amounts due, from Issuer Allocable Revenue Receipts, to credit the Funding Reserve Ledger in an amount up to the Funding Reserve Required Amount;

(K) *eleventh,* to pay to each Issuer, in no order of priority between them but in proportion to the respective amounts due, an amount up to its Issuer Allocable Revenue Receipts in respect of interest and fees due on that Issuer's Intercompany Loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the Issuer Post-Reserve Payments for that Issuer;

(L) *twelfth,* in no order of priority between them, but in proportion to the respective amounts due, from Issuer Allocable Revenue Receipts, towards payment of interest and principal amounts due to each Issuer Start-up Loan Provider under the relevant Issuer Start-up Loan Agreement;

(M) *thirteenth,* in no order of priority between them, but in proportion to the respective amounts due, to pay to each Issuer an amount up to its Issuer Allocable Revenue Receipts in respect of interest and fees and any other amount (if any) due on that Issuer's Intercompany Loan but not exceeding the aggregate amount of, and to be applied in the amounts and priorities set forth in, the Issuer Post Start-up Payments for that Issuer;

(N) *fourteenth,* to the extent required, to apply all Shared Issuer Revenue Receipts in the priorities set forth in items (E) through (M) above;

(O) *fifteenth,* towards payment to Funding of an amount equal to 0.01% per annum of the Funding Available Revenue Receipts, which amount will be retained by Funding as profit less corporation tax in respect of those profits provided for or paid at item (B) above;

(P) *sixteenth,* towards payment of any Deferred Contribution due to the Mortgages Trustee pursuant to the terms of the Mortgages Trust Deed; and

(Q) *last,* towards payment to the shareholders of Funding of any dividend declared by Funding.

PROVIDED THAT no amount will be applied in replenishing any of the reserve funds held by Funding in respect of an Issuer under paragraphs (F) and/or (H) above following an enforcement of the Issuer Security relating to that Issuer.

Rules for application of Funding Available Revenue Receipts

(1) Subject as provided in paragraphs (2) through (4) below, the portion of Issuer Allocable Revenue Receipts, if any, not required to be applied by an Issuer on a Payment Date to pay interest on the Notes or to credit the related Issuer Principal Deficiency Ledger or to pay any other costs and expenses due by that Issuer on that date pursuant to the relevant Issuer Priority of Payments, together with the portion of Issuer Allocable Revenue Receipts relating to all other Issuers not required to be so applied by those other Issuers on that Payment Date (excluding any Issuer Reserve Fund or Issuer Liquidity Reserve Fund (if any) of any Issuer), shall constitute "**Shared Issuer Revenue Receipts**". Shared Issuer Revenue Receipts will be reallocated by the Cash Manager and distributed on such Payment Date among the Issuers as payments of interest and fees under the applicable Intercompany Loans to the extent required to make payments of interest due on the Notes, to credit the related Issuer Principal Deficiency Ledgers and to pay other costs, expenses and third party amounts payable by the Issuers under the relevant Issuer Priority of Payments (but excluding principal payable under any Intercompany Loan). Such reallocation and distribution will continue to be made on such Payment Date until there are no remaining amounts of Shared Issuer Revenue Receipts to be reallocated and distributed on such Payment Date. Each Issuer will be entitled to receive a portion of the Shared Issuer Revenue Receipts equal to:

$$\text{Amount of Shared Issuer Revenue Receipts} \times \frac{\text{Outstanding Principal Balance of the Intercompany Loan of the Issuer}}{\text{Aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers}}$$

(2) No Issuer shall be entitled to or shall receive any amount of Issuer Allocable Revenue Receipts from Funding on a Payment Date which is not required by that Issuer to make a payment on that date in accordance with the relevant Issuer Pre-Enforcement Revenue Priority of Payments or other relevant Issuer Priority of Payments which applies to that Issuer on that date, and the Cash Manager will take account of all of the funds which are or will become available to that Issuer on that Payment Date and which constitute Issuer Available Revenue Receipts (including any payments due under any Swap Agreement and any interest

or other income received or to be received) for that Issuer for the purpose of making this determination.

(3) Unless and until the Intercompany Loan of any Issuer has been repaid in full and Funding has no further liability under the relevant Intercompany Loan Agreement, amounts standing to the credit of the Issuer Reserve Ledger and the Issuer Liquidity Reserve Ledger, if any, established by Funding for that Issuer may only be utilized by Funding in making payments due under that Issuer's Intercompany Loan and may not be used in or towards the payment of any other liability of Funding. On the Payment Date following the repayment in full of the Intercompany Loan of that Issuer and provided that Funding has no further liability in respect of the relevant Intercompany Loan Agreement, any remaining amounts standing to the credit of the Issuer Reserve Ledger and the Issuer Liquidity Reserve Ledger, if any, of that Issuer will constitute Shared Issuer Revenue Receipts for the purpose of paragraph (1) above and may be utilized by Funding in paying any other liability of Funding subject to and in accordance with the relevant Funding Priority of Payments.

(4) If on any Payment Date any Issuer Allocable Revenue Receipts and/or any Shared Issuer Revenue Receipts are paid to an Issuer and are applied by that Issuer, in reducing any deficiency recorded on the Issuer Principal Deficiency Ledger of that Issuer then the Issuer Allocable Revenue Receipts and/or Shared Issuer Revenue Receipts so applied shall constitute repayments of principal under the relevant Intercompany Loan and shall reduce the Outstanding Principal Balance of that Intercompany Loan accordingly.

Part II

Funding Pre-Enforcement Principal Priority of Payments

On each Payment Date prior to enforcement of the Funding Security, the Cash Manager will, subject to the rules for application of Funding Available Principal Receipts set forth below, apply Funding Available Principal Receipts in the following order of priority (the "**Funding Pre-Enforcement Principal Priority of Payments**"):

(A) *first,* to fund or replenish, as the case may be, the Issuer Liquidity Reserve Fund, if any, of each Issuer up to the Issuer Liquidity Reserve Required Amount but only from and to the extent of the Issuer Allocable Principal Receipts for that Issuer;

(B) *second,* to pay to (or, if required under that Issuer's Intercompany Loan, set aside for) each Issuer an amount up to its Issuer Allocable Principal Receipts in respect of principal due (or, if required under that Issuer's Intercompany Loan, to become due) on that Issuer's Intercompany Loan, which shall be an amount up to the aggregate amount of, and shall be applied in the amounts and priorities set forth in, the Issuer Principal Payments for that Issuer;

(C) *last,* to pay to (or, if required under that Issuer's Intercompany Loan, set aside for) each Issuer an amount up to its allocable portion of Shared Issuer Principal Receipts in respect of principal due (or, if required under that Issuer's Intercompany Loan, to become due) on that Issuer's Intercompany Loan, which in the case of the Issuer shall be an amount up to the aggregate amount of, and shall be applied in the amounts and priorities set forth in, the Issuer Principal Payments for that Issuer until there are no remaining Funding Available Principal Receipts on such Payment Date,

PROVIDED THAT no amount will be applied in replenishing the Issuer Liquidity Reserve Fund held by Funding in respect of an Issuer under paragraph (A) above following an enforcement of the Issuer Security relating to that Issuer.

Rules for application of Funding available principal receipts

(1) On the Distribution Date immediately preceding such Payment Date, the Cash Manager will calculate the "**Issuer Allocable Principal Receipts**" for each Issuer in respect of the relevant Payment Date which, subject as provided in paragraphs (2) through (7) below, is for any Issuer an amount which is equal to the lesser of:

(a) (only if relevant) the principal amount due on the Intercompany Loan of such Issuer which is an amount equal to the Controlled Amortisation Amount due, if any, on the Payment Date immediately succeeding such Distribution Date; and

(b) an amount equal to:

$$\text{Funding Available Principal Receipts} \times \frac{\text{Outstanding Principal Balance on such Issuer's Intercompany Loan}}{\text{Aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers}}$$

PROVIDED THAT,

(a) subject as provided in paragraphs (2) through (7) below, for the purpose only of determining the amount of Issuer Allocable Principal Receipts which may be allocated and paid to that Issuer (but not to any other Issuer) in accordance with this paragraph (1), following an enforcement of the Issuer Security relating to that Issuer the amount so determined may be increased to the extent of the aggregate of any amounts standing to the credit of the Issuer Liquidity Reserve Ledger, if any, and the Issuer Reserve Ledger of that Issuer remaining on that Payment Date after the application of such reserve funds in accordance with the Funding Pre-Enforcement Revenue Priority of Payments; and

(b) for the purposes only of determining the amount of Shared Issuer Principal Receipts in accordance with paragraph (6) below, Issuer Allocable Principal Receipts shall be an amount equal to the amount calculated in accordance with paragraph 1(b) above only and paragraph 1(a) above shall not apply.

(2) If the Notes of any Issuer have become immediately due and payable as a result of the service of a Note Enforcement Notice or if the Intercompany Loan of any Issuer and the other Intercompany Loans of any other Issuers have become immediately due and payable as a result of the service of an Intercompany Loan Enforcement Notice or otherwise on any Payment Date following the occurrence of any Trigger Event, principal payments in respect of any Intercompany Loan may be made in excess of any Controlled Amortisation Amount and paragraph (1)(a) above shall no longer apply in relation to that Issuer and the amount of Issuer Allocable Principal Receipts payable to that Issuer on the relevant Payment Date may not exceed the amount determined under paragraph (1)(b) above but subject always to any increase in that amount as a result of the utilisation of the Issuer Reserve Fund and the Issuer Liquidity Reserve Fund (if any) following enforcement of the Issuer Security relating to that Issuer as provided in that paragraph.

(3) For the purpose of determining the amount of Issuer Allocable Principal Receipts and/or any Shared Issuer Principal Receipts which may be paid to any Issuer on a Payment Date pursuant to paragraph (1) above or paragraph (6) below, the Outstanding Principal Balance of that Intercompany Loan shall be deemed to be reduced by the amount of:

> (a) any deficiency recorded on the Issuer Principal Deficiency Ledger of that Issuer as at such Payment Date, but only to the extent that such deficiency has arisen as a result of (i) losses on the Mortgage Loans allocated by Funding to that Issuer and/or (ii) the application of Funding Available Principal Receipts to fund the Issuer Liquidity Reserve Fund of that Issuer but not as a result of any other principal deficiency of that Issuer; and
>
> (b) the Outstanding Principal Balance as at such Payment Date of any Special Repayment Notes issued by that Issuer.

(4) The amount of Funding Available Principal Receipts payable to each Issuer on a Payment Date will be reduced by an amount equal to the aggregate of the Issuer Available Revenue Receipts of that Issuer which are to be applied on that Payment Date in reducing

deficiencies recorded on the Issuer Principal Deficiency Ledgers, but only to the extent that the Issuer Available Revenue Receipts which are to be so applied on that Payment Date would not otherwise be payable as principal on the relevant Notes on such Payment Date.

(5) No Issuer shall be entitled to, or shall receive on a Payment Date, any amount of Issuer Allocable Principal Receipts from Funding which is not required by that Issuer to make a payment on that date in accordance with the relevant Issuer Pre-Enforcement Principal Priority of Payments or otherwise to make a payment of principal on the Notes.

(6) The portion of Issuer Allocable Principal Receipts, if any, not required to be applied by the Issuer to pay principal on the Notes on a Payment Date together with the portion of Issuer Allocable Principal Receipts relating to all other Issuers not required to be so applied by such other Issuers (or otherwise required to be set aside by Funding for any Issuer) on that Payment Date (excluding the amount of any Issuer Reserve Fund or Issuer Liquidity Reserve Fund (if any) of any Issuer), shall constitute "**Shared Issuer Principal Receipts**". Shared Issuer Principal Receipts will be reallocated by the Cash Manager and distributed on such Payment Date among the Issuers as payments of principal under the applicable Intercompany Loans to the extent required to make payments of principal due on the relevant Notes. Such reallocation and distribution will continue to be made on such Payment Date until there are no remaining amounts of Shared Issuer Principal Receipts to be reallocated and distributed on such Payment Date. Save as provided in paragraph (2) above, each Issuer will be entitled to receive a portion of the Shared Issuer Principal Receipts equal to:

$$\text{Shared Issuer Principal Receipts} \times \frac{\text{Outstanding Principal Balance of the Intercompany Loan of the Issuer}}{\text{Aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers}}$$

(7) The repayment of any Intercompany Loan prior to the occurrence of a Trigger Event, enforcement of the Issuer Security by the Note Trustee under the Issuer Deed of Charge or enforcement of the Funding Security by the Security Trustee under the Funding Deed of Charge will be made in accordance with the terms of the relevant Intercompany Loan Agreement.

Part III

Funding Post-Enforcement Priority of Payments

At any time after the security created under the Funding Deed of Charge has become enforceable in accordance with Clause 7.2 (*Enforceable*) thereof and provided that the Intercompany Loan Enforcement Notice has not been withdrawn, all Funding Available Revenue Receipts, Funding Available Principal Receipts and all other monies paid to or received or recovered by or on behalf of Funding or the Security Trustee or any Receiver appointed on its behalf, including all proceeds following any sale, realisation or enforcement of the security created under the Funding Deed of Charge and all amounts not previously distributed and/or standing to the credit of any Funding Bank Account and all monies standing to the credit of the Funding Reserve Ledger (if any) shall (if not already received by the Security Trustee) be paid to and held by the Security Trustee on trust to apply the same (save to the extent required otherwise by applicable law) in accordance with the rules and the order of priority of the Funding Post-Enforcement Priority of Payments.

The Security Trustee (or the Cash Manager on its behalf) will, subject to the rules for application of Funding Available Principal Receipts and Funding Available Revenue Receipts set out in Part I and Part II of this Schedule, apply all such amounts received or recovered following enforcement of the Funding Security on each Payment Date in accordance with the following order of priority (the "**Funding Post-Enforcement Priority of Payments**"):

(A) *first,* to pay amounts due to the Security Trustee and any Receiver appointed by the Security Trustee, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due or to become due to the Security Trustee and the Receiver in the following Interest Period under the Funding Deed of Charge or any other Transaction Document;

(B) *second,* towards payment of amounts due and payable to the Cash Manager and any costs, charges, liabilities and expenses then due or to become due and payable to the Cash Manager under the Cash Management Agreement, together with (to the extent not already inclusive) VAT on those amounts;

(C) *third,* (in no order of priority between them but in proportion to the respective amounts due) towards payment of amounts (if any) due to the Account Bank under the terms of the Bank Account Agreement and to the Corporate Services Provider under the Corporate Services Agreement;

(D) *fourth,* (in no order of priority between them but in proportion to the respective amounts due) to each Issuer its share of Issuer Allocable Revenue Receipts and Issuer Allocable Principal Receipts towards payment of amounts of interest, principal and fees due to such Issuer under such Issuer's Intercompany Loan Agreement, which in the case of that Issuer shall be up to the aggregate amount of the amounts, and shall be applied in the amounts and priorities, as set forth in the Issuer Post-Enforcement Priority of Payments for that Issuer;

(E) *fifth,* towards payment of amounts due to each Issuer Start-up Loan Provider under the relevant Issuer Start-up Loan Agreement;

(F) *sixth,* towards payment of any Deferred Contribution due to the Mortgages Trustee under the Mortgages Trust Deed; and

(G) *last,* to pay any amount remaining following the application of principal and revenue set forth in paragraphs (A) through (F) above, to Funding,

Provided that for the avoidance of doubt funds standing to the credit of any Issuer Reserve Fund or Issuer Liquidity Reserve Fund of any Issuer shall only be applied in reduction of the liabilities owing under the Intercompany Loan of such Issuer.

EXHIBIT 4.6

Third Issuer Trust Deed

Dated 20 March 2002

GRANITE MORTGAGES 02-1 PLC

as Third Issuer

and

THE BANK OF NEW YORK

as Note Trustee

THIRD ISSUER TRUST DEED

Constituting

US$704,200,000 SERIES 1 CLASS A1 NOTES DUE 2016
US$1,274,400,000 SERIES 1 CLASS A2 NOTES DUE 2019
US$69,700,000 SERIES 1 CLASS B NOTES DUE 2042
US$96,500,000 SERIES 1 CLASS C NOTES DUE 2042
£460,000,000 SERIES 2 CLASS A NOTES DUE 2042
£16,200,000 SERIES 2 CLASS B NOTES DUE 2042
£22,500,000 SERIES 2 CLASS C NOTES DUE 2042
£15,000,000 SERIES 2 CLASS D NOTES DUE 2042
€600,000,000 SERIES 3 CLASS A NOTES DUE 2042
€21,100,000 SERIES 3 CLASS B NOTES DUE 2042
€29,300,000 SERIES 3 CLASS C NOTES DUE 2042

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF:LHC/30507-9/508324

CROSS-REFERENCE TABLE*

Section of Trust Indenture Act of 1939, as amended	Section of Deed
310(a)	14.2
310(b)	14.2
310(c)	Inapplicable
311(a)	10.3(kk)
311(b)	10.3(kk)
311(c)	Inapplicable
312(a)	5(ee)
312(b)	19.2
312(c)	19.2
313	10.3(jj)
314(a)	5(u)
314(b)	5(gg)
314(c)	16.1, 17.1
314(d)	17.1
314(e)	16.2
315(a)	10.1
315(b)	10.8
315(c)	2.7
315(d)	10.12
316(a)	7.2, 11.2
316(b)	2.2(d)
316(c)	7.2
317(a)	6.1
317(b)	5(p)
318(a)	15
318(b)	17.4
318(c)	1.2(i)

* This Cross-Reference Table does not constitute part of this Deed and shall not affect the interpretation of any of its terms or provisions.

CONTENTS

THIS THIRD ISSUER TRUST DEED is made on 20 March 2002

BETWEEN:

(1) **GRANITE MORTGAGES 02-1 PLC** (registered number 4340767) a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**"); and

(2) **THE BANK OF NEW YORK**, a New York banking corporation acting through its London branch at One Canada Square, Canary Wharf, London E14 5AL (the "**Note Trustee**", which expression shall, wherever the context so admits, include such company and all other persons or companies for the time being the note trustee or note trustees of these present).

WHEREAS:

(A) By a resolution of a duly authorised Board of Directors of the Third Issuer passed on 12 March 2002 the Third Issuer authorised the creation and issue of the Series 1 Notes, the Series 2 Notes and the Series 3 Notes, which are constituted hereby and secured by the Third Issuer Deed of Charge. The Series 1 Notes, the Series 2 Notes and the Series 3 Notes are collectively referred to as the "**Third Issuer Notes**".

(B) The Note Trustee has agreed to act as trustee of these presents for the benefit of the Noteholders upon and subject to the Third Issuer Conditions.

NOW THIS THIRD ISSUER TRUST DEED WITNESSES AND IT IS AGREED AND DECLARED:

1. **Definitions**

1.1 The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing as Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

(a) All references in these presents to principal and/or premium and/or interest in respect of the Third Issuer Notes or to any monies payable by the Third Issuer under these presents shall be deemed to include a reference to any additional amounts which may be payable under Condition 4(B) or, if applicable, under any undertaking or covenant given pursuant to Clause 2.2.

(b) All references in this Deed to "**these presents**" means this Trust Deed, the schedules hereto, any deed expressed to be supplemental hereto and the Third Issuer Deed of Charge all as from time to time supplemented or modified in accordance with the provisions contained in these presents and/or where applicable, therein contained.

(c) All references in these presents to guarantees or to an obligation being guaranteed shall be deemed to include respectively references to indemnities or to an indemnity being given in respect thereof.

(d) All references in these presents to any action, remedy or method of proceeding for the enforcement of the rights of creditors shall be deemed to include, in respect of any jurisdiction other than England, references to such action, remedy or method of proceeding for the enforcement of the rights of creditors available or appropriate in such jurisdiction as shall most nearly approximate to such action, remedy or method of proceeding described or referred to in these presents.

(e) All references in these presents to taking proceedings against the Third Issuer shall be deemed to include references to proving in the winding up of the Third Issuer.

(f) All references in these presents to DTC, Euroclear and Clearstream, Luxembourg shall be deemed to include references to any other or additional clearing system as may be approved in writing by the Note Trustee.

(g) All references in these presents to a "**holder**" or "**Holder**" of a Third Issuer Note means the person in whose name such Third Issuer Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and "**Noteholder**" shall be construed accordingly.

(h) Unless the context otherwise requires words or expressions used in these presents shall bear the same meanings as in the Companies Act 1985 of England.

(i) Whenever these presents refers to a provision of the Trust Indenture Act, the provision is incorporated by reference in and made part of these presents. All other Trust Indenture Act terms used in these presents that are defined by the Trust Indenture Act, defined in the Trust Indenture Act by reference to another statute or defined by SEC rule have the meanings assigned to them in the Trust Indenture Act.

(j) For the purposes of determining whether a direction, request or consent has been received from the holders of at least 25 per cent. in Principal Amount Outstanding of any class of Notes, the Principal Amount Outstanding of any Note denominated in Dollars or Euro shall be converted into Sterling at the relevant Dollar Currency Swap Rate or Euro Currency Swap Rate, as the case may be.

(k) "**outstanding**" means, in relation to the Third Issuer Notes, all the Third Issuer Notes other than:

(a) those which have been redeemed in accordance with this Third Issuer Trust Deed;

(b) those in respect of which the date for redemption in accordance with the provisions of the Third Issuer Conditions has occurred and for which the redemption moneys (including all interest accrued thereon to such date for redemption) have been duly paid to the Note Trustee or the Principal Paying Agent in the manner provided for in the Third Issuer Paying Agent and Agent Bank Agreement (and, where appropriate, notice to that effect has been given to the relevant class or classes of Noteholders in accordance with Condition 14 (*Notices*)) and remain available for payment in accordance with the Third Issuer Conditions;

(c) those which have been purchased and surrendered for cancellation as provided in Condition 5 (*Redemption, Purchase and Cancellation*) and notice of the cancellation of which has been given to the Note Trustee;

(d) those which have become void under Condition 7 (*Prescription*);

(e) those mutilated or defaced Note Certificates which have been surrendered or cancelled and in respect of which replacement Note Certificates have been issued pursuant to Condition 13 (*Replacement Note Certificates*);

(f) (for the purpose only of ascertaining the amount of the Third Issuer Notes outstanding and without prejudice to the status for any other purpose of the relevant Third Issuer Notes) those Note Certificates which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to Condition 13 (*Replacement Note Certificates*);

(provided that) for each of the following purposes, namely:

(i) the right to attend and vote at any Meeting (as defined in Schedule 4 hereto);

(ii) the determination of how many and which Third Issuer Notes are for the time being outstanding for the purposes of Clauses 7 (*Proceedings, Actions and Indemnification*) and 11.2 (*Waiver*), Condition 10 (*Enforcement of Notes*) and the Fourth Schedule; and

(iii) any discretion, power or authority, whether contained in these presents or provided by law, which the Note Trustee is required to exercise in or by reference to the interests of the Noteholders or any of them,

those Third Issuer Notes (if any) which are for the time being held by any person (including but not limited to the Third Issuer or any subsidiary or affiliate of either for the benefit of the Third Issuer or any subsidiary or affiliate shall (unless and until ceasing to be so held) be deemed not to remain outstanding.

2. **Covenant to Repay etc.**

2.1 ***The Third Issuer Notes:*** The aggregate principal amount of:

(a) the Series 1 Class A1 Notes is limited to US$704,200,000;

(b) the Series 1 Class A2 Notes is limited to US$1,274,400,000;

(c) the Series 1 Class B Notes is limited to US$69,700,000;

(d) the Series 1 Class C Notes is limited to US$96,500,000;

(e) the Series 2 Class A Notes is limited to £460,000,000;

(f) the Series 2 Class B Notes is limited to £16,200,000;

(g) the Series 2 Class C Notes is limited to £22,500,000;

(h) the Series 2 Class D Notes is limited to £15,000,000;

(i) the Series 3 Class A Notes is limited to €600,000,000;

(j) the Series 3 Class B Notes is limited to €21,100,000; and

(k) the Series 3 Class C Notes is limited to €29,300,000;

2.2 ***Covenant to Repay***: The Third Issuer covenants with the Note Trustee that it will, in accordance with these presents, on the Final Maturity Date of the Third Issuer Notes, or on such earlier date as the same or any part thereof may become due and repayable thereunder in accordance with the Third Issuer Conditions, pay or procure to be paid unconditionally to or to the order of the Note Trustee in Sterling, Euro or US dollars, as applicable, in London or New York City, as applicable, in immediately available funds or same day funds, as applicable, the principal amount of the Third Issuer Notes repayable on that date and shall in the meantime and until all such payments (both before and after any judgment or other order of a court of competent jurisdiction) are duly made (subject to the provisions of the Third Issuer Conditions) pay or procure to be paid unconditionally to or to the order of the Note Trustee as aforesaid interest (which shall accrue from day to day) on the Principal Amount Outstanding of the Third Issuer Notes at the rates set out in or (as the case may be) calculated from time to time in accordance with Condition 4 and on the dates on which such interest becomes due and payable in accordance with the Third Issuer Conditions *provided that*:

(a) every payment of principal or interest in respect of the Third Issuer Notes or any of them to or to the account of the Paying Agents in the manner provided in the Third Issuer Paying Agent and Agent Bank Agreement shall operate in satisfaction *pro tanto* of the relative covenant by the Third Issuer in this Clause except to the extent that there is default in the subsequent payment thereof to the Noteholders in accordance with the Third Issuer Conditions;

(b) if any payment of principal or interest in respect of the Third Issuer Notes or any of them is made after the due date, payment shall be deemed not to have been made until either the full amount is paid to the Noteholders or, if earlier, the seventh day after notice has been given to the Noteholders in accordance with the Third Issuer Conditions that the full amount has been received by the Note Trustee or the Paying Agents, to the extent that there is a failure in the subsequent payment to Noteholders under the Third Issuer Conditions;

(c) in any case where payment of the whole or any part of the principal amount of any Third Issuer Note is improperly withheld or refused upon due presentation thereof (if so provided in the Third Issuer Paying Agent and Agent Bank Agreement) interest shall accrue on the whole or such part of such principal amount which has been so withheld or refused (both before and after any judgment or other order of a court of competent jurisdiction) at the rates aforesaid from and including the date of such withholding or refusal up to and including the date on which such principal amount due is paid to the Noteholders or (if earlier) the seventh day after notice is given to the Noteholders in accordance with the Third Issuer Conditions that the full amount (including interest as aforesaid) payable in respect of the principal amount is available for payment, provided that, upon further due presentation thereof (if so provided in the Third Issuer Paying Agent and Agent Bank Agreement), such payment is in fact made; and

(d) notwithstanding any other provision of these presents, pursuant to Section 316(b) of the Trust Indenture Act the right of any Noteholder to receive payment of principal and interest on the Third Issuer Notes, on or after the respective due dates expressed in the Third Issuer Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Noteholder.

2.3 ***Additional Interest:*** The Third Issuer shall pay Additional Interest in accordance with Condition 4(B).

2.4 ***On trust:*** The Note Trustee will hold the benefit of the covenants contained in this Clause 2 on trust for the Noteholders and itself in accordance with these presents.

2.5 ***Note Trustee's requirements regarding Agents, etc.:*** At any time after a Note Event of Default shall have occurred (which shall not have been waived by the Note Trustee or remedied to its satisfaction) or the Third Issuer Notes shall otherwise have become due and repayable or Individual Note Certificates have not been issued when so required in accordance with these presents and the Global Note Certificates, the Note Trustee may:

(a) by notice in writing to the Third Issuer, the Principal Paying Agent, the US Paying Agent, the Agent Bank, the Transfer Agent and the Registrar require such Agents or any of them pursuant to the Third Issuer Paying Agent and Agent Bank Agreement:

(i) to act thereafter, and until otherwise instructed by the Note Trustee, as Agents respectively of the Note Trustee on the terms provided in the Third Issuer Paying Agent and Agent Bank Agreement (with consequential amendments as necessary and save that the Note Trustee's liability under any provisions thereof for the indemnification, remuneration and payment of out-of-pocket expenses of the Agents shall be limited to the amounts for the time being held by the Note Trustee on the trusts of these presents relating to the Third Issuer Notes and available for such purpose) and thereafter to hold all Note Certificates and all sums, documents and records held by them in respect of Third Issuer Notes on behalf of the Note Trustee; and/or

(ii) to deliver up all Note Certificates and all sums, documents and records held by them in respect of the Third Issuer Notes to the Note Trustee or as the Note Trustee shall direct in such notice *provided that* such notice shall be deemed not to apply to any documents or records which the relevant Agent or the Registrar, as the case may be, is obliged not to release by any law or regulation; and/or

(b) by notice in writing to the Third Issuer require it to make all subsequent payments in respect of the Third Issuer Notes to or to the order of the Note Trustee with effect from the issue of any such notice to the Third Issuer and until such notice is withdrawn, Clause 2.2(a) above relating to the Third Issuer Notes shall cease to have effect.

2.6 ***Interest following Default:*** The rate of interest payable in respect of the Third Issuer Notes if they become immediately repayable pursuant to a notice given to the Note Trustee pursuant to the Third Issuer Conditions shall be calculated at three monthly intervals, the first of which shall commence on the expiry of the Interest Period (as defined in the Third Issuer Conditions) during which the Third Issuer Notes become so repayable, in accordance with the Third Issuer Conditions (with consequential amendments as necessary) except that the rates of interest need not be published.

2.7 ***Exercise by Trustee following Default:*** If a Note Event of Default has occurred and is continuing, the Note Trustee shall exercise any or all of the rights and powers vested in it by these presents and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs in accordance with Section 315(c) of the Trust Indenture Act.

3. **Form, Issue and Deposit of Note Certificates**

3.1 *Global Note Certificates:*

(a) The US Notes will be initially offered and sold pursuant to a Registration Statement filed with the SEC. Each class of the US Notes will be issued in fully registered global form and be initially represented by a US Global Note Certificate and which, in aggregate, will represent the aggregate Principal Amount Outstanding of the US Notes.

(b) The Reg S Notes will be initially offered and sold outside the United States to non-US persons pursuant to Reg S. Each class of the Reg S Notes will be issued in fully registered global form and be initially represented by a Reg S Global Note Certificate and which, in aggregate, will represent the aggregate Principal Amount Outstanding of the Reg S Notes.

(c) The Global Note Certificates shall be issued by the Third Issuer and (1) in the case of the US Notes, the US Global Note Certificates will be registered in the name of Cede & Co. as nominee for DTC, and be deposited with, the DTC Custodian and (2) in the case of the Reg S Notes, the Reg S Global Note Certificates will be registered in the name of Citivic Nominees Limited as nominee for, and will be deposited with, the Common Depository.

(d) Interests in the US Global Note Certificates and the Reg S Global Note Certificates shall be exchangeable, in accordance with their respective terms and as set out in Clause 3.3 hereof, for Individual Note Certificates.

3.2 ***Form of Global Note Certificates***: The Global Note Certificates shall be printed or typewritten and shall be in the form or substantially in the respective forms set out in Schedule 1 (*Forms of Global Note Certificates*) and may be a facsimile which the Third Issuer shall deposit with the DTC Custodian or the Common Depository, as the case may be. Each Global Note Certificate shall represent such of the outstanding Third Issuer Notes of the relevant class as shall be specified therein and shall be endorsed with the relevant Third Issuer Conditions and each shall provide that it shall represent the aggregate Principal Amount Outstanding of the relevant class of Third Issuer Notes from time to time endorsed on the relevant Global Note Certificate and that the aggregate Principal Amount Outstanding of the Third Issuer Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions, purchases and transfers of interests therein in accordance with the terms of these presents and the Third Issuer Paying Agent and Agent Bank Agreement. Any notation on the Register to reflect the amount of any increase or decrease in the Principal Amount Outstanding of the Third Issuer Notes represented by a Global Note Certificate shall be made by or on behalf of the Registrar in accordance with such Global Note Certificate and the Third Issuer Paying Agent and Agent Bank Agreement. The Global Note Certificates shall be issued only in registered form without coupons or talons and signed manually or in facsimile by a person duly authorised by the Third Issuer on behalf of the Third Issuer and the Third Issuer shall procure that the Global Note Certificates shall be authenticated by or on behalf of the Registrar on the Closing Date. The Global Note Certificates so executed and authenticated shall be binding and valid obligations of the Third Issuer, notwithstanding that such duly authorised person no longer holds that office at the time the Registrar authenticates the relevant Global Note Certificate. Title to the Third Issuer Notes shall only pass by and upon the registration in the Register in respect thereof in accordance with the provisions of the Third Issuer Paying Agent and Agent Bank Agreement.

3.3 ***Individual Note Certificates***: The Third Issuer shall issue Individual Note Certificates only if one or more of the following applies while the Third Issuer Notes are represented by Global Note Certificates. At any time after the 40th day following the later of the Closing Date and the date of the issue of such Global Note Certificates:

(a) (i) (in the case of the US Global Note Certificates) DTC has notified the Third Issuer that it is at any time unwilling or unable to continue as, or has ceased to be, a clearing agency registered under the Exchange Act, and a successor to DTC registered as a clearing agency under the Exchange Act is not able to be appointed by the Third Issuer within 90 days of such notification; or (ii) (in the case of the Reg S Global Note Certificates) both Euroclear and Clearstream, Luxembourg are closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or announce an intention permanently to cease business and do so cease to do business and no alternative clearing system satisfactory to the Note Trustee is available; or

(b) as a result of any amendment to, or change in, the laws or regulations of the United Kingdom (or of any political sub-division thereof) or of any authority therein or thereof having power to tax or in the interpretation or administration by a revenue authority or a court or administration of such laws or regulations which becomes effective on or after the Closing Date, the Third Issuer or any Paying Agent is or will be required to make any deduction or withholding from any payment in respect of the Third Issuer Notes which would not be required were the Third Issuer Notes represented by Individual Note Certificates.

If required by this Clause 3.3, then the Third Issuer shall, at its sole cost and expense within 30 days of the occurrence of the relevant event, issue Individual Note Certificates of the same class as the class of Third Issuer Notes represented by the relevant Global Note Certificate.

If Individual Note Certificates are issued, the beneficial interests represented by the Reg S Global Note Certificate representing each class shall be exchanged by the Third Issuer for Reg S Individual Note Certificates of that class and the beneficial interests represented by the US Global Note Certificate representing each class shall be exchanged by the Third Issuer for US Individual Note Certificates of that class.

3.4 ***Form of Individual Note Certificates*:** The Individual Note Certificates shall be printed or typewritten in accordance with all applicable legal and stock exchange requirements and be in the form or substantially in the relevant form set out in Schedule 2 (*Forms of Individual Note Certificates*). Individual Note Certificates will be in the denominations, and transferable in units, of (i) US$10,000 and US$100,000 (in the case of the Dollar Notes) (ii) £10,000 or £100,000 (in the case of the Sterling Notes) (iii) €10,000 or €100,000 (in the case of the Euro Notes) each, shall be serially numbered and shall be endorsed with the relevant Third Issuer Conditions and a form of transfer in the form or substantially in the relevant form also set out in Schedule 2 (*Forms of Individual Note Certificates*). Title to the Individual Note Certificates shall only pass by and upon the registration in the Register in respect thereof in accordance with the provisions of the Third Issuer Paying Agent and Agent Bank Agreement. The Individual Note Certificates shall be issued only in registered form and signed manually or in facsimile by a person duly authorised by or on behalf of the Third Issuer and the Third Issuer shall procure that the Individual Note Certificates shall be authenticated by or on behalf of the Registrar. Each Individual Note Certificate so executed and authenticated shall be a binding and valid obligation of the Third Issuer notwithstanding that such duly authorised person no longer holds that office at the time the Registrar authenticates the relevant Individual Note Certificate.

3.5 ***Indemnity:*** If the Third Issuer is obliged to issue or procure the issue of any Individual Note Certificate pursuant to Clause 3.3 (*Individual Note Certificates*) but fails to do so within 30 days of the occurrence of the relevant event described in Clause 3.3 (*Individual Note Certificates*), then the Third Issuer shall indemnify the Note Trustee and the relevant Noteholders and keep them indemnified against any loss or damage incurred by any of them if the amount received by the Note Trustee or the relevant Noteholders in respect of the Third Issuer Notes is less than the amount that would have been received had Individual Note Certificates been issued in accordance with Clause 3.4 (*Form of Individual Note Certificates*). If and for so long as the Third Issuer discharges its obligations under this indemnity, the breach by the Third Issuer of the provisions of Clause 3.4 (*Form of Individual Note Certificates*) shall be deemed to be cured *ab initio*.

4. **Covenant of Compliance**

4.1 ***Covenant:*** The Third Issuer covenants with the Note Trustee that it will comply with and perform and observe all the provisions of these presents, the Third Issuer Notes (including the Third Issuer Conditions), the Third Issuer Deed of Charge, the Third Issuer Paying Agent and Agent Bank Agreement, and the documents executed pursuant thereto and the other Third Issuer Transaction Documents. The Third Issuer Conditions shall be binding on the Third Issuer, the Noteholders, the Note Trustee and all persons claiming through or under any of them. The Third Issuer Notes are subject to the provisions of these presents, all of which shall be binding on the Third Issuer, the Noteholders, the Note Trustee and all persons claiming through or under any of them.

4.2 ***On trust:*** The Note Trustee shall hold the benefit of the covenants contained in this Clause 4 (*Covenant of Compliance*) upon trust for itself and the Noteholders according to its and their respective interests.

5. **Covenants by the Third Issuer**

The Third Issuer hereby covenants with the Note Trustee that, so long as any of the Third Issuer Notes remains outstanding, it will:

(a) ***Books and Records***: at all times keep such books of account and records as may be necessary to comply with all applicable laws and so as to enable accounts of the Third Issuer to be prepared and allow the Note Trustee and any person appointed by the Note Trustee free access to such books of account and records at all reasonable times during normal business hours;

(b) ***Accounts for Stock Exchange***: cause to be prepared and certified by the Auditors of the Third Issuer in respect of each Financial Year, accounts in such form as will comply with all relevant legal and accounting requirements and all requirements for the time being of any stock exchange, competent listing authority and/or quotation system on which the Third Issuer Notes are listed, quoted and/or traded;

(c) ***Noteholder Information***: send to the Note Trustee two copies of every balance sheet, profit and loss account, report, circular and notice of general meeting and every other document issued or sent to its shareholders or holders of securities other than its shareholders (including the Noteholders) (or any class of them) as soon as practicable after the issue or publication thereof;

(d) ***Information***: so far as permitted by applicable law, give or procure to be given to the Note Trustee such opinions, certificates, information and evidence as it shall require and in such form as it shall require, including without limitation the procurement by the Third Issuer of all such certificates called for by the Note Trustee pursuant to these presents or the purpose of the discharge or exercise of the duties, trusts, powers, authorities and discretions vested in it under these presents or by operation of law;

(e) ***Notice of Note Event of Default***: give notice in writing to the Note Trustee forthwith upon becoming aware of the occurrence of any Note Event of Default or any Potential Note Event of Default immediately upon becoming aware thereof, including the status of any such default or matter and what action the Third Issuer is taking or proposes to take with respect thereto, and without waiting for the Note Trustee to take any action;

(f) ***Certificates Relating to Financial Information***: give to the Note Trustee (a) within 14 days after demand by the Note Trustee therefor and (b) (without the necessity for any such demand) promptly after the publication of its audited accounts in respect of each Financial Year commencing with the Financial Year first ending after the date hereof and in any event not later than 180 days after the end of each such Financial Year a certificate signed by two directors of the Third Issuer to the effect that as at a date not more than seven days prior to the date of such certificate (the "**certification date**") there did not exist and had not existed since the certification date of the previous certificate (or in the case of the first such certificate the date hereof) any Note Event of Default (or if such exists or existed specifying the same) and that during the period from and including the certification date of the last such certificate (or in the case of the first such certificate the date hereof) to and including the certification date of such certificate the Third Issuer has complied, with all its obligations contained in these presents and each of the Third Issuer Transaction Documents to which it is a party or (if such is not the case) specifying the respects in which it has not so complied;

(g) *Notice of Deferral of Payments*: as soon as practicable after becoming aware that any part of a payment of interest on the Third Issuer Notes will be deferred or that a payment previously deferred will be made in accordance with Condition 4, give notice thereof to the Noteholders in accordance with the Third Issuer Conditions and, for so long as the Third Issuer Notes are listed on the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange and/or such other exchange(s) or securities market(s) upon which the Third Issuer Notes may become listed, to the UK Listing Authority and to the London Stock Exchange and/or such other exchange(s) or securities market(s);

(h) ***Further Assurances***: so far as permitted by applicable law, at all times execute and do all such further documents, acts and things as may be necessary at any time or times in the opinion of the Note Trustee to give effect to these presents and the other Third Issuer Transaction Documents;

(i) ***Agent Bank, Reference Banks etc.***: at all times maintain an Agent Bank, four Reference Banks, a Paying Agent, a Transfer Agent and a Registrar in accordance with the Third Issuer Conditions;

(j) ***Notification of Non-Payment***: procure that any Paying Agent notify the Note Trustee forthwith in the event that (i) such Paying Agent does not, on or before any Payment Date or due date, as the case may be, for any payment in respect of any of the Third Issuer Notes, receive unconditionally pursuant to the Third Issuer Paying Agent and Agent Bank Agreement the full amount in the requisite currency of the monies payable on such Payment Date or due date, as the case may be, on all such Third Issuer Notes, or (ii) there are insufficient funds in Sterling, Euro or US dollars, as the case may be, available to the relevant Paying Agent to discharge the amount of the monies payable on such Payment Date or due date, as the case may be;

(k) ***Notification of Late Payment***: in the event of the unconditional payment to the Paying Agents or the Note Trustee of any sum due in respect of any of the Third

Issuer Notes or any of them being made after the due date for payment thereof, forthwith give or procure to be given notice to the relevant Noteholders in accordance with the Third Issuer Conditions that such payment has been made;

(l) ***Listing and Admission to Trading***: use reasonable endeavours to maintain the listing of the Third Issuer Notes on the Official List of the UK Listing Authority and their admission to trading by the London Stock Exchange or, if it is unable to do so having used reasonable endeavours, use reasonable endeavours to obtain and maintain a quotation or listing of the Third Issuer Notes on such other stock exchange or exchanges or securities market or markets as the Third Issuer may decide (with the prior written approval of the Note Trustee) and shall also upon obtaining a quotation or listing of the Third Issuer Notes on such other stock exchange or exchanges or securities market or markets enter into a trust deed supplemental to these presents to effect such consequential amendments to these presents as the Note Trustee may require or as shall be requisite to comply with the requirements of any such stock exchange or securities market;

(m) ***Change of Agents, etc.***: subject to the Third Issuer Paying Agent and Agent Bank Agreement, give notice to the Noteholders in accordance with the Third Issuer Conditions of any appointment, resignation or removal of any Agent Bank, Reference Bank, Paying Agent, Transfer Agent or Registrar (other than the appointment of the initial Agent Bank, Reference Banks, Paying Agents, Transfer Agent and Registrar) after, except in the case of resignation, having obtained the prior written approval of the Note Trustee (not to be unreasonably withheld or delayed) thereto or any change of the Specified Office of any Agent Bank, Paying Agent, Transfer Agent or Registrar *provided always that* so long as any of the Third Issuer Notes remains outstanding, in the case of the termination of the appointment of the Agent Bank, the Transfer Agent or the Registrar, or so long as any of the Third Issuer Notes remains liable to prescription, in the case of the termination of the appointment of the Principal Paying Agent, no such termination shall take effect until a new Agent Bank, the Transfer Agent, Registrar or Principal Paying Agent (as the case may be) has been appointed on terms previously approved in writing by the Note Trustee;

(n) ***Pre-Approval of Notices***: obtain the prior written approval of the Note Trustee to, and upon publication promptly give to the Note Trustee and the Rating Agencies two copies of, every notice given to the Noteholders in accordance with the Third Issuer Conditions (such approval, unless so expressed, not to constitute approval for the purposes of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**") of the United Kingdom of any such notice the content of which is an invitation or inducement to engage in investment activities within the meaning of Section 21 of the FSMA);

(o) ***Meetings***: from time to time as required or contemplated by these presents or as reasonably requested by the Note Trustee, make available through the Paying Agents or otherwise such documents as may be required by the Noteholders in connection with Meetings;

(p) ***Compliance with Third Issuer Paying Agent and Agent Bank Agreement***: (A) observe and comply with its obligations and use its reasonable endeavours to procure that the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar comply with and perform all their respective obligations under the Third Issuer Paying Agent and Agent Bank Agreement and any notice given by the Note Trustee pursuant to Clause 2.5(a) and not make any amendment or modification to such agreement or agree to waive or authorise any breach thereof without the prior written approval of the Note Trustee and notify the Note Trustee forthwith upon becoming aware of any breach by any of the Agent Bank, the Paying Agents, the Transfer Agent and/or the Registrar, and (B) ensure that each Paying Agent under the Third Issuer Paying Agent and Agent Bank Agreement agrees in writing to (1) hold funds received by such Paying Agent for the payment of any sums due in respect of any Third Issuer Notes for the relevant Noteholders or the Note Trustee in trust to the extent required by Section 317(b) of the Trust Indenture Act, and (2) notify the Note Trustee of any default by the Third Issuer in making any such payment;

(q) ***Compliance with Third Issuer Transaction Documents***: observe and comply with its obligations and use its reasonable endeavours to procure that each other party to any of the Third Issuer Transaction Documents complies with and performs all its respective obligations under any Third Issuer Transaction Document and not make any amendment or modification to such agreement or agree to waive or authorise any breach thereof without the prior written approval of the Note Trustee and notify the Note Trustee forthwith upon becoming aware of any breach by such other party to any Third Issuer Transaction Document;

(r) ***Individual Note Certificates***: notify the Note Trustee upon the occurrence of any of the events referred to in Clause 3.3 and shall promptly give notice thereto and of its obligations to issue Individual Note Certificates to the Noteholders in accordance with Condition 14;

(s) ***Exercise of Redemption Rights***: subject to paragraph (t) below, in the event that any notice of prepayment of the Third Issuer Intercompany Loan is given under Clause 8 (*Prepayment*) of the Intercompany Loan Terms and Conditions, the Third Issuer shall exercise its right to redeem the Third Issuer Notes on the same Payment Date under Condition 5(D) or, as applicable, Condition 5(E);

(t) ***Redemption Requirements***: not redeem or, as the case may be, give notice of redemption to Noteholders of all or any part of a class or classes of Third Issuer Notes pursuant to Condition 5(D) or Condition 5(E) unless it shall first have provided to the Note Trustee such certificates and opinions as may be required to be given to the Note Trustee pursuant to and in accordance with Condition 5(D) or, as the case may be Condition 5(E);

(u) ***United States Reporting Requirements***: file with the Note Trustee copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Third Issuer is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act within 15 days after it files them with the SEC and comply with the other provisions of Section 314(a) of the Trust Indenture Act;

(v) ***Interest in Third Issuer Charged Property***: ensure that, save as permitted in these presents, the Third Issuer Deed of Charge and the other Third Issuer Transaction Documents, no person other than the Third Issuer and the Note Trustee shall have any equitable interest in the Third Issuer Charged Property;

(w) ***Maintenance of Third Issuer Cash Manager***: ensure that there is at all times a cash manager appointed in accordance with the provisions of the Third Issuer Cash Management Agreement;

(x) ***Tax Deduction***: take reasonable steps to ensure that it does not engage in any course of conduct that would lead to a deduction, for United Kingdom corporation tax purposes, in respect of accrued interest or discount on the Third Issuer Notes by the Third Issuer being denied, postponed or restricted (whether such denial, postponement or restriction results from the application of paragraph 2 or 13 of Schedule 9 of the Finance Act 1996 or otherwise);

(y) ***United Kingdom and United States Tax Status***: ensure that it is at all times solely resident in the United Kingdom for United Kingdom tax purposes and has no branch, business establishment or other fixed establishment outside the United Kingdom; and furthermore, ensure that it will not engage in any activities in the United States (directly or through agents), will not derive any income from United States sources as determined under United States income tax principles, will not hold any property if doing so would cause it to be engaged or deemed to be engaged in a trade or business within the United States as determined under United States income tax principles, and will not (and will use its best efforts to procure that any affiliate of the Third Issuer, including Funding, will not) take any position that would contradict the treatment of the Third Issuer Notes as indebtedness for United States federal income tax purposes;

(z) ***Third Issuer Pre-Enforcement Priority of Payments***: prior to any enforcement of the security created under the Third Issuer Deed of Charge, ensure that amounts standing to the credit of the Third Issuer Transaction Account on a Payment Date will be applied by the Third Issuer in or towards satisfaction of such of the obligations set out in the applicable Third Issuer Pre-Enforcement Priority of Payments as may be, at any given time, then due and payable (in each case only if and to the extent that payments or provisions of a higher order of priority which are also due and payable or, where relevant, are likely to fall due at that time or prior to the next succeeding Payment Date have been made or provided for in full);

(aa) ***Availability of Information***: make available for inspection by Noteholders at the Specified Office of the Principal Paying Agent during normal business hours on any London Business Day copies of each balance sheet and profit and loss account sent to the Note Trustee pursuant to these presents, the Third Issuer Paying Agent and Agent Bank Agreement and the other Third Issuer Transaction Documents;

(bb) ***Ratings***: furnish, or procure that there is furnished, from time to time, any and all documents, instruments, information and undertakings that may be reasonably necessary in order to maintain the current ratings of the Third Issuer Notes by the Rating Agencies (save that when any such document, instrument, information and/or undertaking is not within the possession or control of the Third Issuer, the Third Issuer agrees to use its reasonable efforts to furnish, or procure that there is furnished, from time to time any such documents, instruments, information and undertakings as may be reasonably necessary in order to maintain the current ratings of the Third Issuer Notes by the Rating Agencies);

(cc) ***Calculations***: procure that there are done on its behalf, all calculations required pursuant to the Third Issuer Conditions;

(dd) ***DTC, Euroclear and Clearstream, Luxembourg***: use its reasonable endeavours to procure that DTC, Euroclear and/or Clearstream, Luxembourg (as the case may be) issue(s) any certificate or other document requested by the Note Trustee acting reasonably pursuant to these presents as soon as practicable after such request;

(ee) ***Information Regarding Noteholders***: pursuant to Section 312(a) of the Trust Indenture Act, furnish or cause to be furnished to the Note Trustee on 31st March and 30th September of each year, commencing 30th September 2002, and at such other times as the Note Trustee may request in writing, all information in the possession or control of the Third Issuer or of any of its Paying Agents as to the names and addresses of the Noteholders, and requiring the Note Trustee to preserve, in as current a form as is reasonably practicable, all such information so furnished to it;

(ff) ***Officers' Certificates and Opinions of Counsel; Statements to be Contained Therein***: upon any application, demand or request by the Third Issuer to the Note Trustee to take any action under any of the provisions of these presents (other than the issuance of Third Issuer Notes) and upon request of the Note Trustee, furnish to the Note Trustee an officers' certificate and opinion of counsel complying with the provisions of Section 314 of the Trust Indenture Act (an "**Officers' Certificate**" and "**Opinion of Counsel**", respectively);

(gg) ***Protection of Security***: promptly after the execution and delivery of these presents and each supplement hereto, pursuant to Section 314(b) of the Trust Indenture Act furnish to the Note Trustee an Opinion of Counsel stating that in the opinion of such counsel, appropriate steps have been taken to protect the security interests of the Note Trustee in the Third Issuer Charged Property under the Third Issuer Deed of Charge and reciting the details of such action, or stating that in the opinion of such counsel no such action is necessary; and the Third Issuer shall furnish annually to the Note Trustee, not more than three (3) months after the anniversary of the signing of this Deed, commencing with calendar year 2003, an Opinion of Counsel stating either that, in the opinion of such counsel, (i) such action has been taken as is necessary for the proper protection of the security interests of the Note Trustee in the Third Issuer Charged Property under the Third Issuer Deed of Charge and reciting the details of such action or (ii) no such action is necessary for any of such purposes;

(hh) ***Authorised Signatories***: upon the execution of this Deed and thereafter forthwith upon any change of the same, deliver to the Note Trustee (with a copy to the Principal Paying Agent and the Registrar) a list of the Authorised Signatories of the Third Issuer, together with certified specimen signatures of the same; and

(ii) ***Third Issuer Notes***: in order to enable the Note Trustee to ascertain the number and amount of Third Issuer Notes for the time being outstanding for any of the purposes referred to in the proviso to the definition of "**outstanding**" contained in Clause 1.2, deliver to the Note Trustee forthwith upon being so requested in writing by the Note Trustee a certificate in writing signed by two Authorised Signatories of the Third Issuer setting out the total number and the principal amount of the Third Issuer Notes, if any, which:

(a) up to and including the date of such certificate have been purchased by the Third Issuer and cancelled; and

(b) are at the date of such certificate beneficially held by or for the account of the Third Issuer, any of its subsidiaries or holding companies or other subsidiaries of such holding companies.

6. **Enforcement**

6.1 ***Proceedings:*** At any time after the occurrence of a Note Event of Default, the Note Trustee may, at its discretion and without notice (and in compliance with Section 317(a) of the Trust Indenture Act), recover judgment in its own name and as trustee of an express trust against the Third Issuer for the whole amount of principal and interest remaining unpaid; institute such proceedings and/or take other action against or in relation to the Third Issuer or any other person as it may think fit to enforce the obligations of the Third Issuer under these presents, the Third Issuer Notes and/or any of the other Third Issuer Transaction Documents but it shall not be bound to take such action save as provided in Clause 7 (*Proceedings, Actions and Indemnification*).

6.2 *Exercise of Powers:* The Note Trustee shall be entitled to enforce the obligations of the Third Issuer under the Third Issuer Notes (including the Third Issuer Conditions) and to exercise any other rights, powers, authorities and discretions conferred upon the Note Trustee in the Third Issuer Conditions as scheduled to this Trust Deed, which shall be read and construed as one document with the Third Issuer Notes.

6.3 *Evidence of Default:* Unless the contrary be proved, proof that as regards any specified Third Issuer Note the Third Issuer has made default in paying any amount due in respect of such Third Issuer Note shall be sufficient evidence that the Third Issuer has made the like default as regards all other Third Issuer Notes in respect of which the corresponding amount is then due and payable in accordance with the Third Issuer Conditions and for the purposes of this Clause 6.3 an amount shall be a corresponding amount notwithstanding that it is due in respect of a Third Issuer Note of a different denomination from that in respect of the above specified Third Issuer Note. The Note Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Note Trustee and the Noteholders allowed in any judicial proceedings relative to the Third Issuer, its creditors or its property.

7. Proceedings, Actions and Indemnification

7.1 The Note Trustee shall not be bound to take any proceedings mentioned in Clause 6.1 (*Proceedings*) or any other action in relation to these presents, the Third Issuer Notes or any documents executed pursuant thereto or any of the other Third Issuer Transaction Documents to which the Note Trustee is a party unless:

(a) it shall have been so directed by an Extraordinary Resolution of the Senior Noteholders or the Mezzanine Noteholders or the Junior Noteholders or the Special Noteholders as appropriate; or

(b) it shall have been so requested in writing by the holders of at least one quarter of the aggregate Principal Amount Outstanding of the Senior Notes or by the holders of at least one quarter of the aggregate Principal Amount Outstanding of the Mezzanine Notes or by the holders of at least one quarter of the aggregate Principal Amount Outstanding of the Junior Notes or by the holders of at least one quarter of the aggregate Principal Amount Outstanding of the Special Notes; and

(c) in either case it shall have been indemnified and/or secured to its satisfaction against all liabilities, proceedings, claims, demands, costs, charges and expenses to which it may thereby become liable or which may be incurred by it in connection therewith,

provided that:

(i) the Note Trustee shall not be held liable for the consequence of taking any such action and may take such action without having regard to the effect of such action on individual Noteholders or any other Third Issuer Secured Creditor; and

(ii) save to the extent provided otherwise under the Third Issuer Conditions, the Note Trustee shall not and shall not be obliged to act at the direction or request of the Mezzanine Noteholders as aforesaid unless at such time no Senior Notes are then outstanding; and

(iii) save to the extent provided otherwise under the Third Issuer Conditions, the Note Trustee shall not and shall not be obliged to act at the direction or request of the Junior Noteholders as aforesaid unless at such time there are no Senior Notes and no Mezzanine Notes then outstanding; and

(iv) save to the extent provided otherwise under the Third Issuer Conditions, the Note Trustee shall not and shall not be obliged to act at the direction or request of the Special Noteholders as aforesaid unless at such time there are no Senior Notes, no Mezzanine Notes and no Junior Notes then outstanding.

7.2 ***Only Note Trustee to Enforce:*** Only the Note Trustee may enforce the provisions of these presents, the Third Issuer Conditions or the Third Issuer Notes. No Noteholder or other Third Issuer Secured Creditor shall be entitled to proceed directly against the Third Issuer or any other party to any of the Transaction Documents unless the Note Trustee having become bound as aforesaid to institute proceedings has failed to do so within 30 days of becoming so bound and such failure is continuing; *provided that* save to the extent provided in the Third Issuer Conditions, no Special Noteholder, no Junior Noteholder and no Mezzanine Noteholder shall be entitled to take proceedings for the winding up or administration of the Third Issuer unless there are no outstanding Third Issuer Notes of a class with higher priority, or if Third Issuer Notes of a class with higher priority are outstanding, there is consent of Noteholders of not less than 25 per cent. of the aggregate principal amount of the Third Issuer Notes outstanding of the class or classes of Third Issuer Notes with higher priority. Notwithstanding the foregoing and notwithstanding any other provision of these presents, consistent with Section 316 of the Trust Indenture Act, the right of each Noteholder to receive principal and/or interest on its Third Issuer Notes on or after the due date for payment of such principal or interest in accordance with the Third Issuer Conditions or to institute suit for the enforcement of the payment of that principal and/or interest may not be impaired or affected without the consent of the such Noteholder. Notwithstanding anything herein to the contrary any action to be taken under Section 316(a) of the Trust Indenture Act shall comply with Section 316(c) of the Trust Indenture Act and the record date for the purpose of Section 316(c) shall be such date as the Third Issuer shall notify to the relevant Noteholders in accordance with the Third Issuer Conditions.

8. **Application of Moneys etc.**

8.1 ***Application of Moneys:*** All moneys received by the Note Trustee in respect of the Third Issuer Notes or amounts payable under these presents will (including any moneys which represent principal or interest in respect of Third Issuer Notes which have become void under the Third Issuer Conditions) be held by the Note Trustee on trust to apply them (subject to Clause 8.3 (*Authorised Investments*)) in accordance with the Third Issuer Priority of Payments.

8.2 ***Investment of Moneys***: If the amount of the moneys at any time available for payment of principal and interest in respect of the Third Issuer Notes under Clause 8.1 (*Application of Moneys*) shall be less than a sum sufficient to pay at least one-tenth of the principal amount of the Third Issuer Notes then outstanding, the Note Trustee may, at its discretion, invest such moneys upon some or one of the investments hereinafter authorised with power from time to time, with like discretion, to vary such investments; and such investment with the resulting income thereof may be accumulated until the accumulations together with any other funds for the time being under the control of the Note Trustee and available for the purpose shall amount to a sum sufficient to pay at least one-tenth of the principal amount of the Third Issuer Notes then outstanding and such accumulation and funds (after deduction of any taxes and any other deductibles applicable thereto) shall then be applied in the manner aforesaid.

8.3 ***Authorised Investments:*** Any moneys which under the trusts herein contained may be invested by the Note Trustee may be invested in the name or under the control of the Note Trustee in any Authorised Investments and the Note Trustee may at any time vary or transfer any of such Authorised Investments for or into other such Authorised Investments as the Note Trustee in its absolute discretion may determine, and shall not be responsible (save where any loss results from the Note Trustee's fraud, wilful default or negligence or that of its officers or employees) for any loss occasioned by reason of any such investments whether by depreciation in value or otherwise, provided that such Authorised Investments were made in accordance with the foregoing provisions.

8.4 ***Payment to Noteholders:*** Any payment to be made in respect of the Third Issuer Notes by the Third Issuer or the Note Trustee may be made in the manner provided in the Third Issuer Conditions and any payment so made shall be a good discharge, to the extent of such payment, to the Third Issuer or the Note Trustee, as the case may be.

8.5 ***Production of Note Certificates:*** Upon any payment under Clause 8.4 (*Payment to Noteholders*) of principal or interest, the Note Certificate representing the relevant Third Issuer Note in respect of which such payment is made shall, if the Note Trustee so requires, be produced to the Note Trustee or the Paying Agent by or through whom such payment is made and the Note Trustee shall, in the case of part payment, require the Registrar to make a notation in the Register of the amount and date of payment thereon or, in the case of payment in full, shall cause such Note Certificate to be surrendered or shall cancel or procure the same to be cancelled and shall certify or procure the certification of such cancellation, in each case subject to and in accordance with the Third Issuer Paying Agent and Agent Bank Agreement.

9. **Remuneration and Indemnification of Note Trustee**

9.1 ***Normal Remuneration:*** The Third Issuer shall (subject as hereinafter provided) pay to the Note Trustee remuneration of such amount as shall from time to time be agreed by the Third Issuer and the Note Trustee. The rate of remuneration in force from time to time may upon the final redemption of the whole of the Third Issuer Notes of any Series be reduced by such amount as shall be agreed between the Third Issuer and the Note Trustee, such reduced remuneration to be calculated from such date as shall be agreed as aforesaid. Such remuneration shall be payable in priority to payments to Noteholders and other Third Issuer Secured Creditors on each Payment Date subject to and in accordance with the relevant Third Issuer Priority of Payments. Such remuneration shall accrue from day to day and be payable up to and including the date when, all the Third Issuer Notes having become due for redemption, the redemption monies and interest thereon to the date of redemption have been paid to the Principal Paying Agent or, as the case may be, the Note Trustee PROVIDED THAT if upon due presentation of any Note Certificate or any cheque payment of the monies due in respect thereof is improperly withheld or refused, remuneration will commence again to accrue until payment to Noteholders is made.

9.2 ***Extra Remuneration:*** In the event of the occurrence of a Note Event of Default or the Note Trustee considering it expedient or necessary or being requested by the Third Issuer to undertake duties which the Note Trustee and the Third Issuer agree to be of an exceptional nature or otherwise outside the scope of the normal duties of the Note Trustee under these presents, the Third Issuer shall pay to the Note Trustee such additional remuneration as shall be agreed between them;

9.3 ***Failure to Agree:*** In the event of the Note Trustee and the Third Issuer failing to agree:

(a) (in a case to which Clause 9.1 applies) upon normal remuneration; or

(b) (in a case to which Clause 9.2 applies) upon whether such duties shall be of an exceptional nature or otherwise outside the scope of the normal duties of the Note Trustee under these presents, or upon such additional remuneration;

such matters shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Note Trustee and approved by the Third Issuer or, failing such approval, nominated (on the application of the Note Trustee) by the President for the time being of The Law Society of England and Wales (the expenses involved in such nomination and the fees of such investment bank being payable by the Third Issuer) and the determination of any such investment bank shall be final and binding upon the Note Trustee and the Third Issuer.

9.4 ***Expenses:*** In addition to the remuneration hereunder, the Third Issuer shall on written request, pay all other costs, charges and expenses (against production of invoices) which the Note Trustee may properly incur in relation to:

(a) the negotiation, preparation and execution of, the exercise of its powers and discretions and the performance of its duties under these presents and any other Third Issuer Transaction Documents including, but not limited to legal and travelling expenses; and

(b) any other action taken by or on behalf of the Note Trustee to enforce the obligations of the Third Issuer under or resolving any doubt in respect of these presents and/or any of the other Third Issuer Transaction Documents.

9.5 ***Indemnity:*** The Third Issuer shall indemnify the Note Trustee in respect of all proceedings, claims, demands, losses, costs, charges, expenses and liabilities to which it (or any person appointed by it to whom any trust, power, authority or discretion may be delegated by it in the execution or purported execution of the trusts, powers, authorities or discretions vested in it by or pursuant to these presents and any of the other Third Issuer Transaction Documents) may be or become liable or which may be properly incurred by it (or any such person as aforesaid) in the execution or purported execution of any of its trusts, powers, authorities and discretions hereunder or its functions under any such appointment or in respect of any other matter or thing done or omitted in any way relating to these presents and any of the other Third Issuer Transaction Documents provided that it is expressly stated that Clause 10.12 (*Note Trustee Liable for Negligence*) shall apply in relation to these provisions.

9.6 ***Stamp Duties:*** The Third Issuer shall, pay all stamp duties and other duties or taxes of a similar nature, including for the avoidance of doubt any duty levied under the Stamp Act 1891 as amended and supplemented, (if any) payable in the United Kingdom and/or Jersey on or arising out of or in consequence of:

(a) the execution and delivery of these presents and any other Third Issuer Transaction Document to which the Note Trustee is a party;

(b) the constitution and issue of the Third Issuer Notes;

(c) the initial delivery of the Note Certificates representing the Third Issuer Notes; and

(d) any action in any jurisdiction taken by or on behalf of the Note Trustee. If the Note Trustee (or any Noteholder or Third Issuer Secured Creditor) where permitted under these presents so to do) shall take any proceedings against the Third Issuer in any other jurisdiction and if for the purpose of any such proceedings these presents or any Note Certificates are taken into any such jurisdiction and any stamp duties or other duties or taxes become payable thereon in any such jurisdiction, the Third Issuer will pay (or reimburse the person making payment of) such stamp duties or other duties or taxes (including penalties).

9.7 ***VAT:*** The Third Issuer shall in addition pay to the Note Trustee an amount equal to any value added tax or similar tax chargeable in respect of its remuneration under these presents.

9.8 ***Interest:*** Subject as provided in Clause 9.9 (*Payment*), all sums payable by the Third Issuer under this Clause 9 (*Remuneration and Indemnification of Note Trustee*) shall be payable on demand or, in the case of any remuneration payable under Clause 9.1 (*Normal Remuneration*) on the due date specified therein and shall carry interest at the rate per annum, which is one per cent. per annum above the base rate from time to time of the National Westminster Bank Plc from the date on which they were paid, charged or incurred by the Note Trustee or, in the case of remuneration, the due date for payment thereof, to the date of actual payment, and in all other cases shall (if not paid on the date specified in such demand or, if later, within three days after such demand and, in either case, the Note Trustee so requires) carry interest at such rate from the date specified in such demand.

9.9 ***Payment:*** Notwithstanding the other provisions of this Deed, any amount owing by the Third Issuer pursuant to this Clause 9 (*Remuneration and Indemnification of Note Trustee*) shall only be payable by the Third Issuer subject to and in accordance with the applicable Third Issuer Priority of Payments which applies at such time.

9.10 ***Apportionment:*** The Note Trustee shall be entitled in its absolute discretion to determine in respect of which Series of Third Issuer Notes any costs, charges, expenses or liabilities incurred under these presents have been incurred or to allocate such costs, charges, expenses or liabilities between two or more Series of Third Issuer Notes.

9.11 ***Survival:*** Unless otherwise specifically stated in any discharge of this Deed, the provisions of this Clause 9 (*Remuneration and Indemnification of Note Trustee*) shall continue in full force and effect notwithstanding such discharge.

10. **Supplement to the Trustee Acts**

10.1 The Note Trustee shall have all the powers conferred upon trustees by the Trustee Act 1925 and the Trustee Act 2000 of England and Wales and by way of supplement thereto it is expressly declared as set out in the remaining provisions of this Clause 10 (which provisions, except as expressly provided therein, shall be in lieu of the provisions contained in Section 315(a) of the Trust Indenture Act).

10.2 ***Reliance on Information:***

(a) The Note Trustee may in relation to these presents act on the opinion or advice of, or a certificate or any information obtained from, any lawyer, banker, valuer, surveyor, securities company, broker, auctioneer, accountant or other expert in the United Kingdom or elsewhere, whether obtained by the Third Issuer, the Note Trustee or otherwise, and shall not be responsible for any loss occasioned by so acting. Any such opinion, advice, certificate or information may be sent or obtained by letter, facsimile reproduction or in any other form and the Note Trustee shall not be liable for acting in good faith on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic provided that such error or lack of authenticity is not manifest.

(b) Except in the event of wilful default or manifest error, the Note Trustee may call for and shall be entitled to rely upon a certificate, reasonably believed by it to be genuine, of the Third Issuer or any other person in respect of every matter and circumstance for which a certificate is expressly provided for under these presents, the Third Issuer Conditions or any other Third Issuer Transaction Document and to call for and rely upon a certificate of the Agent Bank, any Paying Agent, Registrar, Transfer Agent, any Reference Bank or any other person reasonably believed by it to be genuine as to any other fact or matter prima facie within the knowledge of such Agent Bank, Paying Agent, Registrar, Transfer Agent, Reference Bank or such other person as sufficient evidence thereof and the Note Trustee shall not be bound in any such case to call for further evidence or be responsible for any loss, liability, costs, damages, expenses or inconvenience that may be caused by it failing to do so.

10.3 ***Powers and Duties:***

(a) The Note Trustee shall not have any responsibility for or have any duty to make any investigation in respect of or in any way be liable whatsoever for the nature, status, creditworthiness or solvency of the Third Issuer. Each Noteholder and each other Third Issuer Secured Creditor shall be solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Third Issuer and the Note Trustee shall not at any time have any responsibility for the same and each Noteholder and other Third Issuer Secured Creditors shall not rely on the Note Trustee in respect thereof.

(b) Save as required for the purposes of the Trust Indenture Act, the Note Trustee shall not be responsible for the execution, legality, effectiveness, adequacy, genuineness, validity or enforceability or admissibility in evidence of any Third Issuer Transaction Document or any other document entered into in connection therewith or any security thereby constituted or purported to be constituted thereby nor shall it be responsible or liable to any person because of any invalidity of any provision of such documents or the unenforceability thereof, whether arising from statute, law or decision of any court.

(c) The Note Trustee shall not be responsible for the scope or accuracy of any recitals, statements, warranty, representation or covenant of any party (other than the Note Trustee) contained herein or in any other Third Issuer Transaction Document or any other document entered into in connection therewith and shall assume the accuracy and correctness thereof.

(d) The Note Trustee may accept without enquiry, requisition or objection such title as the Third Issuer may have to the Third Issuer Charged Property or as Funding may have to the Funding Charged Property or any part thereof from time to time and shall not be required to investigate or make any enquiry into or be liable for any defect in the title of the Third Issuer to the Third Issuer Charged Property or of Funding to the Funding Charged Property or any part thereof from time to time whether or not any defect was known to the Note Trustee or might have been discovered upon examination, inquiry or investigation and whether or not capable of remedy.

(e) The Note Trustee shall not be bound to give notice to any person of the execution of these presents or of an Event of Default under the Third Issuer Intercompany Loan Agreement nor shall it have any duty to make any investigation in respect of or in any way be liable whatsoever for the registration, filing, protection or perfection of any security constituted by any Third Issuer Transaction Document relating to the Third Issuer Charged Property or the priority of the security created thereby and shall not be liable for any failure, omission or defect in perfecting, protecting, procuring the registration of or further assuring the security created or purported to be created thereby.

(f) The Note Trustee shall not have any duty to make any investigation in respect of or in any way be liable whatsoever for the failure to call for delivery of documents of title to or require any transfers, legal mortgages, charges or other further assurances in relation to any of the assets the subject matter of any of these presents or any other document.

(g) The Note Trustee shall be under no obligation to monitor or supervise and shall not have any duty to make any investigation in respect of or in any way be liable whatsoever for the performance or observance by the Third Issuer or any other person of the provisions of these presents or any other Third Issuer Transaction Document and shall be entitled to assume that each person is properly performing and complying with its obligations.

(h) The Note Trustee shall not have any responsibility for or have any duty to make any investigation in respect of or in any way be liable whatsoever for the existence, accuracy or sufficiency of any legal or other opinions, searches, reports, certificates, valuations or investigations delivered or obtained or required to be delivered or obtained at any time in connection with the Third Issuer Charged Property or any Third Issuer Transaction Document.

(i) The Note Trustee shall have no responsibility whatsoever to any Third Issuer Secured Creditor as regards any deficiency which might arise because the Note Trustee is subject to any Tax in respect of the Third Issuer Charged Property or any part thereof or any income therefrom or any proceeds thereof or is required by law to make any withholding or deduction from any payment to any Third Issuer Secured Creditor.

(j) The Note Trustee will not be responsible or liable for any inadequacy or unfitness of any Third Issuer Charged Property as security or any decline in value of any loss realised upon any disposition of the Third Issuer Charged Property.

(k) The Note Trustee shall not be responsible for, nor shall it have any liability with respect to, any loss or theft of the Third Issuer Charged Property.

(l) The Note Trustee shall not be liable or responsible for any loss, cost, damage, expense or inconvenience which may result from anything done or omitted to be done by it under these presents or under any of the other Third Issuer Transaction Documents save where the same arises as a result of the Note Trustee's fraud, wilful default or gross negligence.

(m) The Note Trustee shall not be responsible for the receipt or application by the Third Issuer of the proceeds of the Third Issuer Notes, the exchange of any Global Note Certificate for another Global Note Certificate or Individual Note Certificates or the exchange of any Individual Note Certificate for another Individual Note Certificate or the delivery of any Global Note Certificate or Individual Note Certificates to the person(s) entitled to it or them.

(n) The Note Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to such assets of the trust as the Note Trustee may determine, including for the purpose of depositing with a custodian this Trust Deed or any Third Issuer Transaction Document and the Note Trustee shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it hereunder or be bound to supervise the proceedings or acts of any such person.

(o) The Note Trustee shall (save as expressly otherwise provided in these presents or in any other Third Issuer Transaction Document) as regards all rights, powers, authorities and discretions vested in it by these presents or any other Third Issuer Transaction Document, or by operation of law, have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and whenever the Note Trustee is bound to act at the request or direction of the Noteholders or any class of them, the Note Trustee shall nevertheless not be so bound unless first indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, expenses, damages and liabilities which it may incur by so doing.

(p) The Note Trustee as between itself and the Noteholders or any class of them shall have full power to determine all questions and doubts arising in relation to any of the provisions of these presents and/or any other Third Issuer Transaction Document and every such determination, whether made upon a question actually raised or implied in the acts or proceedings of the Note Trustee, shall be conclusive and shall bind the Note Trustee, the Noteholders and the other Third Issuer Secured Creditors.

(q) In connection with the exercise by it of any of its trusts, powers, authorities and discretions under these presents (including without limitation any power to authorise any amendment or to waive any breach or to make any determination) the Note Trustee shall always have regard to all the Noteholders, *provided that*:

(i) without prejudice to the provisions of sub-paragraph (ii) below where it is required to have regard to the interests of the Noteholders, it shall have regard to the interests of the Noteholders as a class and, in particular but without prejudice to the generality of the foregoing, shall not have regard to, or be in any way liable for, the consequences of any exercise thereof for any individual Noteholder resulting from their being domiciled or resident or otherwise connected with or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Note Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Third Issuer, the Note Trustee or any other person any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders;

(ii) except where expressly provided otherwise in these presents or any other Third Issuer Transaction Document, the Note Trustee shall solely have regard to the interests of the Noteholders *provided that* (a) if in the opinion of the Note Trustee there is a conflict between the interests of the Senior Noteholders, on the one hand and the interests of the Mezzanine Noteholders and/or the Junior Noteholders and/or the Special Noteholders on the other hand, the Note Trustee shall have regard only to the interests of the Senior Noteholders, (b) if in the opinion of the Note Trustee there is a conflict between the interests of the Mezzanine Noteholders on the one hand and the interests of the Junior Noteholders and/or the Special Noteholders on the other hand, the Note Trustee shall have regard only to the interests of the Mezzanine Noteholders or (c) if in the opinion of the Note Trustee there is a conflict between the interests of the Junior Noteholders on the one hand and the interests of the Special Noteholders on the other hand, the Note Trustee shall have regard only to the interests of the Junior Noteholders; but so that this proviso shall not apply in the case of powers, authorities or discretions in relation to which it is expressly stated that they may be exercised by the Note Trustee only if in its opinion the interests of all the Noteholders would not be materially prejudiced thereby; and

(iii) it shall not have regard to, or be in any way liable for, the consequences of any exercise thereof for any other Third Issuer Secured Creditor or any other person.

(r) The Note Trustee may determine whether or not a default in the performance by the Third Issuer of any obligation under the provisions of this Deed or any other Third Issuer Transaction Document or a default in the performance by Funding of any obligation under the Third Issuer Intercompany Loan Agreement is capable of remedy and/or whether the same is materially prejudicial to the interests of the Noteholders or any class or classes of them and if the Note Trustee shall certify that any such default is, in its opinion, not capable of remedy and/or materially prejudicial to the interests of the Noteholders or any class or classes of them, such certificate shall be conclusive and binding upon the Third Issuer, the Noteholders and the other Third Issuer Secured Creditors.

(s) The Note Trustee may, in the conduct of its trust business, instead of acting personally, employ and pay an agent on any terms, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Note Trustee (including the receipt and payment of monies).

(t) In relation to any asset held by the Note Trustee under these presents, the Note Trustee may appoint any person to act as its nominee on any terms.

(u) Any trustee of these presents being a lawyer, accountant, broker or other person engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his firm in connection with the trusts of this Deed and the Third Issuer Transaction Documents and also his charges in addition to disbursements for all other work and business done and all time spent by him or his firm in connection with matters arising in connection with this Deed and the Third Issuer Transaction Documents, including matters which might or should have been attended to in person by a trustee not being a banker, lawyer, broker or other professional person.

(v) The Note Trustee may, in the execution of all or any of the trusts, powers, authorities and discretions vested in it by these presents or any of the other Third Issuer Transaction Documents, act by responsible officers or a responsible officer for the time being of the Note Trustee. The Note Trustee may also, whenever it thinks expedient in the interests of the Noteholders, whether by power of attorney or otherwise, delegate to any person or persons all or any of the trusts, rights, powers, duties, authorities and discretions vested in it by these presents or any of the other Third Issuer Transaction Documents. Any such delegation may be made upon such terms and subject to such Third Issuer Conditions and subject to such regulations (including power to sub-delegate) as the Note Trustee may think fit in the interests of the Noteholders. The Note Trustee shall give prompt notice to the Third Issuer of the appointment of any delegate as aforesaid and shall procure that any delegate shall also give prompt notice of the appointment of any sub-delegate to the Third Issuer.

(w) If the Note Trustee exercises reasonable care in selecting any custodian, agent, delegate, nominee or any other person appointed under this Clause 10.3 (each, an "**Appointee**") it will not have any obligation to supervise such Appointee or be responsible for any loss, liability, costs, claim, proceedings or expenses incurred by reason of such Appointee's misconduct, omission or default or the misconduct, omission or default of any substitute lawfully appointed by such Appointee.

(x) Where it is necessary or desirable for any purpose in connection with these presents to convert any sum from one currency to another it shall (unless otherwise provided by this Deed or required by law) be converted at such rate or rates in accordance with such method and as at such date for the determination of such rate of exchange, as may be specified by the Note Trustee in its absolute discretion but having regard to current rates of exchange if available and the Note Trustee shall not be liable for any loss occasioned by the said conversion under this paragraph (x) and any rate mentioned and date so specified shall be binding on the Third Issuer Secured Creditors.

(y) Any consent given by the Note Trustee for the purposes of these presents or any of the other Third Issuer Transaction Documents may be given on such terms and subject to such Third Issuer Conditions (if any) as the Note Trustee thinks fit and may be given retrospectively.

(z) The Note Trustee shall not be liable for any error of judgment made in good faith by any officer or employee of the Note Trustee assigned by the Note Trustee to administer its corporate trust matters unless the Note Trustee was negligent in ascertaining the pertinent facts.

(aa) The Note Trustee shall not (unless required by law or ordered to do so by a court of competent jurisdiction) be required to disclose to any Noteholder or any other person any information made available to the Note Trustee by the Third Issuer or any other person in connection with the trusts of these presents or any other Third Issuer Transaction Documents and no Noteholder or any other person shall be entitled to take any action to obtain from the Note Trustee any such information. The Note Trustee shall not be responsible for exercising the rights of any of the parties under the Third Issuer Transaction Documents or considering the basis upon which the approvals or consents are granted by any of the parties under the Third Issuer Transaction Documents.

(bb) Notwithstanding anything else in these presents, the Third Issuer Notes or any other Third Issuer Transaction Document, the Note Trustee may refrain from doing anything which would or might in its opinion be contrary to any law of any jurisdiction or any directive or regulation of any governmental agency or which would or might otherwise render it liable to any person and may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation.

(cc) The Note Trustee shall not be liable to any person by reason of having acted upon an Extraordinary Resolution in writing or any Extraordinary Resolution or other resolution whether in writing or purporting to have been passed at any Meeting of all or any class or classes in respect whereof minutes have been made and signed even though subsequent to its acting it may be found that there was some defect in the constitution of the Meeting or the passing of the resolution or (in the case of an Extraordinary Resolution or other resolution in writing) that not all Noteholders had signed the Extraordinary Resolution or other resolution or that for any reason the resolution was not valid or binding upon such Noteholders.

(dd) Without prejudice to the right of the Note Trustee to require and/or accept any other evidence, the Note Trustee may accept as conclusive evidence of any fact or matter in relation to the Third Issuer or required to be certified by the Third Issuer under the Third Issuer Conditions, a certificate signed by two directors of the Third Issuer and the Note Trustee shall not be bound in any such case to call for further evidence or be responsible for any liability that may be occasioned by it or any other person acting on such certificate.

(ee) The Note Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any Note Certificate purporting to be such and subsequently found to be forged or not authentic.

(ff) The Note Trustee shall not be liable to the Third Issuer or any Noteholder by reason of having accepted as valid or not having rejected any entry on the Register later found to be forged or not authentic and can assume for all purposes in relation hereto that any entry on the Register is correct.

(gg) The Note Trustee shall be entitled to assume, for the purposes of exercising any power, right, trust, authority, duty or discretion under or in relation to these presents or any of the other Third Issuer Transaction Documents, that such exercise will not be materially prejudicial to the interests of any class of Senior Noteholders if each of the Rating Agencies has confirmed that the then current rating by it of the Senior Notes would not be adversely affected by such exercise, that such exercise will not be materially prejudicial to the interests of any class of Mezzanine Noteholders if each of the Rating Agencies has confirmed that the then current rating by it of the Mezzanine Notes would not be adversely affected by such exercise, that such exercise will not be materially prejudicial to the interests of any class of Junior Noteholders if each of the Rating Agencies has confirmed that the then current rating by it of the Junior Notes will not be adversely affected by such exercise and that such exercise will not be materially prejudicial to the interests of the Special Noteholders if each of the Rating Agencies has confirmed that the then current rating by it of the Special Notes will not be adversely affected by such exercise.

(hh) The Note Trustee may call for any certificate or other document to be issued by DTC, Euroclear or Clearstream, Luxembourg as to the Principal Amount Outstanding of Third Issuer Notes standing to the account of any person. Any such certificate or other document shall be conclusive and binding for all purposes. The Note Trustee shall not be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by DTC, Euroclear or Clearstream, Luxembourg and subsequently found to be forged or not authentic.

(ii) The Note Trustee shall have no responsibility for the maintenance of any rating of any of the Third Issuer Notes by the Rating Agencies or any other person.

(jj) If required by Section 313(a) of the Trust Indenture Act, within 60 days after 31st December of any year and commencing 31st December 2002, the Note Trustee shall deliver to each Noteholder a brief report dated as of such 31st December that complies with Section 313(a) of the Trust Indenture Act. The Note Trustee also shall comply with Sections 313(b), 313(c) and 313(d) of the Trust Indenture Act. Reports delivered pursuant to this paragraph (jj) shall be sent as provided in Clause 19 (*Notices*).

(kk) The Note Trustee shall comply with Trust Indenture Act Section 311(a), excluding any creditor relationship listed in Trust Indenture Act Section 311(b). A Note Trustee who has resigned or been removed shall be subject to Trust Indenture Act Section 311(a) to the extent indicated therein. The provisions of Trust Indenture Act Section 311 shall apply to the Third Issuer as the obligor of the Third Issuer Notes.

(ll) If a Note Event of Default occurs and is continuing and if it is known to an Authorised Officer of the Note Trustee, the Note Trustee shall mail to each Noteholder notice of such Note Event of Default within 90 days after it occurs.

(mm) The Note Trustee has no responsibility to verify or monitor the contents of, or (if applicable) to check any calculations contained in, any reports, information, documents, Officers' Certificates and Opinions of Counsel delivered to the Note Trustee in accordance with paragraphs (t) (*United States Reporting Requirements*), (dd) (*Information Regarding Noteholders*) or Clause (ee) (*Officers' Certificates and Opinions of Counsel*) of Clause 5 or Clause 16 (*Certificates and Opinions*), and is under no obligation to inform Noteholders of the contents of any such reports, information, documents, Officers' Certificates and Opinions of Counsel, other than allowing Noteholders upon reasonable notice, to inspect such reports, information, documents, Officers' Certificates and Opinions of Counsel.

(nn) The powers conferred by these presents upon the Note Trustee or any Receiver shall be in addition to and not in substitution for any powers which may from time to time be conferred on the Note Trustee or any such Receiver by statute or under common law.

(oo) The Note Trustee has no duties or responsibilities except those expressly set out in this Trust Deed or in the other Third Issuer Transaction Documents.

(pp) In the absence of knowledge or express notice to the contrary, the Note Trustee may assume without enquiry (other than requesting a certificate of the Third Issuer) that no Third Issuer Notes are for the time being held by or for the benefit of the Third Issuer.

(qq) The Note Trustee may, without the consent of the Third Issuer or the Noteholders prescribe such regulations regarding the giving of directions by the Noteholders as provided in the Third Issuer Conditions, as the Note Trustee may in its sole discretion determine.

(rr) Without prejudice to the provisions of any Third Issuer Transaction Documents relating to insurance, the Note Trustee shall not be under any obligation to insure any of the Third Issuer Charged Property or the Funding Charged Property or any deeds or documents of title or other evidence in respect of the Third Issuer Charged Property or the Funding Charged Property or to require any other person to maintain any such insurance or monitor the adequacy of any such insurance and shall not be responsible for any liability which may be suffered by any person as a result of the lack of or inadequacy of any such insurance.

(ss) The Note Trustee shall have no liability whatsoever for any loss, cost, damages or expenses directly or indirectly suffered or incurred by a person as a result of the delivery by the Note Trustee to the Third Issuer or to any other party to the Third Issuer Transaction Documents of a certificate as to material prejudice pursuant to the Third Issuer Conditions or any Third Issuer Transaction Documents on the basis of an opinion formed by it in good faith.

(tt) For the purpose of either Condition 5D or Condition 5E, the Note Trustee shall not be satisfied that the Third Issuer will be in a position to fulfil its obligations referred to therein unless, *inter alia*, either (i) the Third Issuer has available to it sufficient cash in the Third Issuer Transaction Account and/or in Authorised Investments which will mature on or before the relevant Payment Date or (ii) the Third Issuer has entered into a legally binding contract with an entity (a) the long term unsecured debt of which is rated at least as high as the then current rating of the Third Issuer Notes by the Rating Agencies or (b) any of whose short term unsecured debt is rated A-1 by S&P and P-1 by Moody's to provide sufficient cash on or before the relevant Payment Date, in each case to enable the Third Issuer to fulfil its obligations as aforesaid.

(uu) Where, in connection with the Third Issuer Transaction Documents or any of them, the Note Trustee is required to give instructions (given to it by the Noteholders of more than one Issuer) to the Security Trustee, if the Noteholders of a particular issue fail to give instructions to the Note Trustee within a reasonable time the Note Trustee shall be entitled to act on the instructions of the Noteholders of the other Issuer or Issuers who have responded and shall not and shall not be obliged to have regard to the interests of the Noteholders who have failed to give instructions to the Note Trustee.

10.4 ***No Financial Liability:*** Notwithstanding any other provision of these presents or of any other Third Issuer Transaction Document, nothing shall require the Note Trustee to risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers or otherwise in connection with these presents or any other Third Issuer Transaction Document (including, without limitation, forming any opinion or employing any legal, financial or other adviser), if it shall believe that repayment of such funds or adequate indemnity against such risk or liability is not assured to it. The Note Trustee shall not be responsible for exercising the rights of any of the parties under the Third Issuer Transaction Documents or considering the basis upon which the approvals or consents are granted by any of the parties under the Third Issuer Transaction Documents.

10.5 ***Ascertaining Default:*** The Note Trustee shall not be responsible or liable for:

(i) exercising any rights or powers which are assigned to it by any party to the Third Issuer Transaction Documents, including, without limitation, any servicing, administration and management functions in relation to the Mortgage Loans and shall not be liable to any person for the exercise or non-exercise of any such rights and powers;

(ii) ascertaining whether a default has occurred under the terms of any of the Third Issuer Transaction Documents and nor is the Note Trustee responsible for taking any action in connection with any such default or alleged default;

10.6 ***Rating of Third Issuer Notes:*** The Note Trustee shall have no responsibility for the maintenance of any rating of the Third Issuer Notes by the Rating Agencies or any other credit-rating agency or any other person.

10.7 ***Delivery of Certificates:*** The Note Trustee shall have no liability whatsoever for any loss, cost damages or expenses directly or indirectly suffered or incurred by the Third Issuer, any Noteholder or any other person as a result of the delivery by the Note Trustee of a certificate, or the omission by it to deliver a certificate, to the Third Issuer as to material prejudice, on the basis of an opinion formed by it in good faith.

10.8 ***Assumption of No Default:*** Except to the extent required pursuant to Section 315(b) of the Trust Indenture Act, the Note Trustee shall not be bound to ascertain whether any Third Issuer Note Event of Default or Potential Third Issuer Note Event of Default has happened and, until it shall have actual knowledge or express notice to the contrary, the Note Trustee shall be entitled to assume that no such Third Issuer Note Event of Default or Potential Third Issuer Note Event of Default has happened and that the Third Issuer is observing and performing all the obligations on its part under the Third Issuer Notes and these presents and no event has happened as a consequence of which any Third Issuer Notes may become repayable.

10.9 ***Assumption of no Intercompany Default:*** The Note Trustee shall not be bound to ascertain whether any Intercompany Event of Default or Potential Intercompany Event of Default has happened and, until it shall have actual knowledge or express notice to the contrary, the Note Trustee shall be entitled to assume that no such Intercompany Event of Default or Potential Intercompany Event of Default has happened and that Funding is observing and performing all the obligations on its part;

10.10 ***Commercial Transactions:*** The Note Trustee shall not, and no director, officer or employee of any corporation being a Note Trustee hereof shall by reason of the fiduciary position of the Note Trustee be in any way precluded from making any commercial contracts or entering into any commercial transactions with any party to the Third Issuer Transaction Documents, whether directly or through any subsidiary or associated company, or from accepting the trusteeship of any other debenture stock, debentures or securities of any party to the Third Issuer Transaction Documents, and without prejudice to the generality of these provisions, it is expressly declared that such contracts and transactions include any contract or transaction in relation to the placing, underwriting, purchasing, subscribing for or dealing with or lending monies upon or making payments in respect of or any stock, shares, debenture stock, debentures or other securities of any party to the Third Issuer Transaction Documents or any contract of banking or insurance of any party to the Third Issuer Transaction Documents and neither the Note Trustee nor any such director, officer or employee shall be accountable to any Noteholder or to any party to the Third Issuer Transaction Documents for any profit, fees, commissions, interest, discounts or share of brokerage earned, arising or resulting from any such contracts or transactions, and the Note Trustee and any such director, officer or employee shall also be at liberty to retain the same without accounting therefor.

10.11 ***Disapplication*****:** Section 1 of the Trustee Act 2000 shall not apply to the duties of the Note Trustee in relation to the trusts constituted by this Trust Deed. Where there are any inconsistencies between the Trustee Acts and the provisions of this Trust Deed, the provisions of this Trust Deed shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000, the provisions of this Trust Deed shall constitute a restriction or exclusion for the purposes of that Act.

10.12 ***Note Trustee Liable for Negligence etc.:*** Notwithstanding any other provision of these presents, in compliance with Section 315(d) of the Trust Indenture Act, none of the provisions of these presents shall, in any case in which the Note Trustee has failed to show the degree of care and diligence required of it as trustee under these presents (including any requirement under the Trust Indenture Act), having regard to the provisions of these presents conferring on the Note Trustee any powers, authorities or discretions, relieve the Note Trustee from or indemnify the Note Trustee against any liabilities which by virtue of any rule of law (including any provision of the Trust Indenture Act) would otherwise attach to it in respect of any negligence, default, breach of duty or breach of trust of which it may be guilty in relation to its duties under these presents.

11. Modification and Waiver

11.1 ***Modification:*** The Note Trustee may without the consent or sanction of relevant class or classes of the Noteholders at any time and from time to time concur with the Third Issuer in making any modification (except a Basic Terms Modification (as defined in Schedule 4 (*Provisions for Meetings of Noteholders*) hereto)) (i) to these presents, the Third Issuer Notes any of the other Third Issuer Transaction Documents, *provided that* the Note Trustee is of the opinion that such modification will not be materially prejudicial to the interests of the relevant class or classes of Noteholders; or (ii) to these presents, the Third Issuer Notes or any of the other Third Issuer Transaction Documents, if in the opinion of the Note Trustee such modification is of a formal, minor or technical nature or to correct a manifest error; or (iii) to any of the Third Issuer Transaction Documents which it may be necessary to make or which are required by the Rating Agencies in respect of any New Issuer or any other person who has executed an Accession Undertaking pursuant to Clause 3.11 (*New Intercompany Loans*) of the Funding Deed of Charge or Clause 2.2 (*New Intercompany Loan Agreement*) of the Intercompany Loan Terms and Conditions. Any such modification may be made on such terms and subject to such Third Issuer Conditions (if any) as the Note Trustee may determine, shall be binding upon the Noteholders and, unless the Note Trustee agrees otherwise, shall be notified by the Third Issuer to the Noteholders and the Rating Agencies in accordance with the Third Issuer Conditions as soon as practicable thereafter. So long as any of the Third Issuer Notes are rated by the Rating Agencies, the Third Issuer shall notify the Rating Agencies in writing as soon as reasonably practicable thereafter of any modification to the provisions of these presents, the Third Issuer Notes or any of the other Third Issuer Transaction Documents. The Note Trustee may also agree, without the consent of the Noteholders, to a change of the laws governing the Third Issuer Notes and/or the Third Issuer Transaction Documents *provided that* such change would not, in the opinion of the Note Trustee, be materially prejudicial to the interests of the Noteholders.

11.2 ***Waiver:*** Subject as expressly provided otherwise in the Third Issuer Notes or in any other Third Issuer Transaction Document, the Note Trustee may from time to time and at any time without the consent or sanction of the relevant class or classes of Noteholders and without prejudice to its rights in respect of any subsequent breach, but only if and in so far as in its opinion the interests of the relevant class or classes of Noteholders shall not be materially prejudiced thereby, waive or authorise any breach or proposed breach by the Third Issuer or any other party thereto of any of the covenants or provisions contained in these presents or in any of the other Third Issuer Transaction Documents or determine that any Note Event of Default shall not be treated as such for the purposes of these presents and the Third Issuer Notes *provided always that* the Note Trustee shall not exercise any powers conferred on it by this Clause in contravention of any express direction given by an Extraordinary Resolution, or of a request in writing made by the holders of not less than 25 per cent. in aggregate principal amount of the relevant class of Third Issuer Notes then outstanding, in accordance with the Third Issuer Conditions (but so that no such direction or request shall affect any waiver, authorisation or determination previously given or made). Any such waiver, authorisation or determination may be given or made on such terms and subject to such Third Issuer

Conditions (if any) as the Note Trustee may determine, shall be binding on the Noteholders and, if, but only if, the Note Trustee shall so require, shall be notified by the Third Issuer to the Noteholders in accordance with the Third Issuer Conditions as soon as practicable thereafter. The provisions of this Clause 11.2 shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and Section 316(a)(1)(B) of the Trust Indenture Act is hereby expressly excluded from these presents and the Third Issuer Notes, as permitted by the Trust Indenture Act.

11.3 ***Material prejudice:*** For the avoidance of doubt (in the context of deciding material prejudice in respect of Clauses 11.1 and 11.2), if the Note Trustee considers in its sole opinion that the Noteholders of the same class of any or all series to which the modification or waiver relates are materially prejudiced by such waivers, the Note Trustee will not be able to sanction such modification or waiver itself, and will instead require an Extraordinary Resolution of the Noteholders of the Third Issuer Notes of such class outstanding to be passed by means of a Meeting. In accordance with the general provision contained herein, such Extraordinary Resolution must also be ratified by the Noteholders of the Third Issuer Notes of the higher class or classes in order for the Extraordinary Resolution which seeks approval of the modification or waiver to be valid and effective.

12. **Entitlement to Treat holder as owner**

The Third Issuer, the Note Trustee and any Paying Agent may (to the fullest extent permitted by applicable laws) deem and treat the holder of any Note Certificate as the absolute owner of such Note Certificate, for all purposes (whether or not such Third Issuer Note represented by such Note Certificate shall be overdue and notwithstanding any notation of ownership or other writing thereon or any notice of loss or theft of such Note Certificate), and, except as ordered by a court of competent jurisdiction or as required by applicable law, the Third Issuer, the Note Trustee and the Paying Agents shall not be affected by any notice to the contrary. All payments made to any such holder shall be valid and, to the extent of the sums so paid, effective to satisfy and discharge the liability for the monies payable in respect of such Third Issuer Note.

13. **Currency Indemnity**

13.1 ***Currency and Indemnity:*** The sole currency of account and payment (the "**Contractual Currency**") for all sums payable by the Third Issuer under or in connection with these presents, the Third Issuer Notes and the other Third Issuer Secured Obligations including damages is (a) in relation to any class of Third Issuer Notes, the currency in which such class of Third Issuer Notes is denominated and (b) in relation to Clauses 9.1, 9.2, 9.3, 9.4, 9.5, 9.7 and 9.8, pounds sterling. An amount received or recovered in a currency other than the Contractual Currency (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Third Issuer or otherwise), by the Note Trustee or any Noteholder or other Third Issuer Secured Creditors in respect of any sum expressed to be due to it from the Third Issuer will only discharge the Third Issuer to the extent of the Contractual Currency amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If the Contractual Currency amount is less than the Contractual Currency amount expressed to be due to the recipient under these presents or the Third Issuer Notes, or the other Third Issuer Transaction Documents the Third Issuer will indemnify the recipient against any loss sustained by it as a result. In any event, the Third Issuer will indemnify the recipient against the cost of making any such purchase.

13.2 ***Indemnities Separate:*** The indemnities in these presents constitute separate and independent obligations from the other obligations in these presents and the other Third Issuer Transaction Documents, will give rise to separate and independent causes of action, will apply irrespective of any indulgence granted by the Note Trustee and/or any Noteholder or other Third Issuer Secured Creditor and will continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under these presents, the Third Issuer Notes, any other Third Issuer Transaction Documents or any other judgment or order. Any such loss as referred to in Clause 13.1 (*Currency and Indemnity*) shall be deemed to constitute a loss suffered by the Note Trustee, the Noteholders or the relevant Third Issuer Secured Creditors and no proof or evidence of any actual loss shall be required by the Third Issuer or its liquidator or liquidators.

14. Appointment, Removal and Retirement of Note Trustee

14.1 ***Power of Third Issuer:*** Subject to the provisions of this Clause 14, the power of appointing a new Note Trustee in place of an existing Note Trustee shall be vested in the Third Issuer but such appointment or removal must be approved by (save to the extent otherwise provided in the Third Issuer Conditions) an Extraordinary Resolution of the Senior Noteholders, the Mezzanine Noteholders, the Junior Noteholders and the Special Noteholders of the Notes then outstanding. A trust corporation may be appointed sole trustee hereof but subject thereto there shall be at least two trustees hereof, one at least of which shall be a trust corporation. Any appointment of a new Note Trustee and any retirement of an existing Note Trustee hereof shall as soon as practicable thereafter be notified by the Third Issuer to the Noteholders. Any new Note Trustee must meet the requirements set out in Clause 14.2 (*Eligibility and Disqualification*) and Clause 14.6 (*Retirement or Removal Not Effective*).

14.2 ***Eligibility and Disqualification:*** This Trust Deed shall always have a Note Trustee which shall be eligible to act as Note Trustee under Trust Indenture Act Sections 310(a)(1) and 310(a)(2). The Note Trustee shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition. If the Note Trustee has or shall acquire any "**conflicting interest**" within the meaning of Trust Indenture Act Section 310(b), the Note Trustee and the Third Issuer shall comply with the provisions of Trust Indenture Act Section 310(b); provided, however, that there shall be excluded from the operation of Trust Indenture Act Section 310(b)(1) any deed or deeds under which other securities or certificates of interest or participation in other securities of the Third Issuer are outstanding if the requirements for such exclusion set forth in Trust Indenture Act Section

310(b)(1) are met. If at any time the Note Trustee shall cease to be eligible in accordance with the provisions of this Clause 14.2 (*Eligibility and Disqualification*), the Note Trustee shall resign promptly in the manner and with the effect specified in Clause 14.5 (*Retirement or Removal of Note Trustee*).

14.3 ***Powers of Note Trustee to appoint:*** Notwithstanding the provisions of Clause 14.1 (*Power of Third Issuer*), the Note Trustee may (as attorney for the Third Issuer) upon giving prior notice to the Third Issuer but without the consent of the Third Issuer or the Noteholders appoint any person established or resident in any jurisdiction (whether a trust corporation or not) to act either as a separate trustee or as a co-trustee jointly with the Note Trustee:

(a) if the Note Trustee considers such appointment to be in the interests of the Noteholders; or

(b) for the purposes of conforming to any legal requirements, restrictions or Third Issuer Conditions in any jurisdiction in which any particular act or acts is or are to be performed; or

(c) for the purposes of obtaining a judgment in any jurisdiction or the enforcement in any jurisdiction of either a judgment already obtained or any of the provisions of these presents or any of the other Third Issuer Transaction Documents against the Third Issuer or any other party thereto.

The Third Issuer hereby irrevocably appoints the Note Trustee to be its attorney in its name and on its behalf to execute any such instrument of appointment. Such a person shall (subject always to the provisions of these presents and any other Third Issuer Transaction Document to which the Note Trustee is a party) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Note Trustee by these presents or any of the other Third Issuer Transaction Documents to which the Note Trustee is a party) and such duties and obligations as shall be conferred or imposed on it by the instrument of appointment. The Note Trustee shall have power in like manner to remove any such person. Such proper remuneration as the Note Trustee may pay to any such person, together with any attributable costs, charges and expenses incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of these presents be treated as costs, charges and expenses incurred by the Note Trustee.

14.4 ***Multiple Trustees:*** Whenever there shall be more than two trustees hereof, the majority of such trustees shall (provided such majority includes a trust corporation) be competent to execute and exercise all the trusts, powers, authorities and discretions vested by these presents and any of the other Third Issuer Transaction Documents in the Note Trustee generally.

14.5 ***Retirement or Removal of Note Trustee:*** Subject as provided in Clause 14.6 (*Retirement or Removal not Effective*), any Note Trustee for the time being of this Deed may retire at any time upon giving not less than three months' prior notice in writing to the Third Issuer without assigning any reason therefor and without being responsible for any costs resulting from such retirement. The Noteholders may by Extraordinary Resolution of each class of Noteholders remove any trustee or trustees for the time being of these presents

14.6 ***Retirement or Removal not Effective:*** The retirement or removal of any Note Trustee shall not become effective unless (i) there remains at least one trustee hereof being a trust corporation in office upon such retirement or removal and (ii) while the Bank of New York remains Note Trustee, the Bank of New York, in its capacity as Security Trustee shall also retire or be removed simultaneously. The Third Issuer covenants that, in the event of a trustee (being a sole trustee or the only trust corporation) giving notice or being removed under Clause 14.5 (*Retirement or Removal of Note Trustee*) it shall use its best endeavours to procure a new Note Trustee of these presents (being a trust corporation) to be appointed as soon as reasonably practicable thereafter (for the avoidance of doubt, on the same terms as these presents). If within 30 days of having given notice of its intention to retire, the Third Issuer has failed to appoint a replacement Note Trustee, the outgoing Note Trustee will be entitled to appoint its successor provided that the Rating Agencies confirm that the then current ratings of the Third Issuer Notes shall not be either downgraded or reviewed as a result of such appointment.

15. **Trust Indenture Act Prevails**

If any provision of these presents limits, qualifies or conflicts with another provision which is required to be included in these presents by, and is not subject to a contractual waiver under, the Trust Indenture Act, the required provision of the Trust Indenture Act shall be deemed to be incorporated into these presents and shall prevail.

16. **Certificates and Opinions**

16.1 ***Evidence of Compliance as to Conditions Precedent:*** Upon any request or application by the Third Issuer to the Note Trustee to take any action under this Trust Deed or these presents, the Third Issuer shall furnish to the Note Trustee in accordance with Section 314(c) of the Trust Indenture Act:

(a) an Officers' Certificate (which shall include the statements set forth in Clause 16.2 (*Statements Required in Certificates and Opinions*) below stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Trust Deed relating to the proposed action have been complied with; and

(b) an Opinion of Counsel (which shall include the statements set forth in Clause 16.2 (*Statements Required in Certificates and Opinions*) below) stating that, in the opinion of such counsel, all such conditions precedent, if any, provided for in this Trust Deed relating to the proposed action have been complied with.

16.2 ***Statements required in Certificates and Opinions:*** Each certificate and opinion with respect to compliance with a condition or covenant provided for in these presents or these presents, in accordance with Section 314(e) of the Trust Indenture Act, shall include:

(a) a statement that the person making such certificate or opinion has read such covenant or condition and the definitions relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of such person, it or he has made such examination or investigation as is necessary to enable such person to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether or not, in the opinion of such person, such covenant or condition has been complied with.

17. **Release of Collateral**

17.1 ***Limitation on Release:*** Except to the extent expressly provided in this Clause 17, the Note Trustee shall release the property from the security constituted by the Third Issuer Deed of Charge only upon receipt of a request from the Third Issuer accompanied by an Officers' Certificate, an Opinion of Counsel and certificates of independent parties in accordance with Trust Indenture Act Sections 314(c) and 314(d)(1) ("**Independent Certificates**") or an Opinion of Counsel in lieu of such Independent Certificates to the effect that the Trust Indenture Act does not require any such Independent Certificates.

17.2 ***Fair Value:*** Prior to the release of any property or securities subject to the lien of the Third Issuer Deed of Charge, the Third Issuer shall, in addition to any obligation imposed in this Clause 17 or elsewhere in these presents, furnish to the Note Trustee an Officers' Certificate certifying or stating the opinion of each person signing such certificate as to the fair value to the Third Issuer of the property or securities to be so released. The officers so certifying may consult with, and may conclusively rely upon a certificate as to the fair value of such property provided to such officers by an internationally recognised financial institution with expertise in such matters. Whenever the Third Issuer is required to furnish to the Note Trustee an Officers' Certificate certifying or stating the opinion of any signer thereof as to the matters described in this Clause 17.2, the Third Issuer shall also deliver to the Note Trustee an Independent Certificate as to the same matters, if the fair value to the Third Issuer of the property to be so released and of all other such property made the basis of any such release since the commencement of the then current fiscal year of the Third Issuer, as set forth in the certificates delivered pursuant to this Clause 17, is 10% or more of the Principal Amount Outstanding of the Third Issuer Notes, but such a certificate need not be furnished with respect to any property so released if the fair value thereof to the Third Issuer as set forth in the related Officers' Certificate is less than $25,000 (or its equivalent) or less than one per cent. of the Principal Amount Outstanding of the Third Issuer Notes.

17.3 ***No Impairment:*** Whenever any property is to be released from the security constituted by the Third Issuer Deed of Charge, the Third Issuer shall also furnish to the Note Trustee an Officer's Certificate certifying or stating the opinion of each person signing such certificate that in the opinion of such person the proposed release will not impair the security under the Third Issuer Deed of Charge in contravention of the provisions hereof.

17.4 ***Payments under Third Issuer Transaction Documents:*** Notwithstanding anything to the contrary contained herein, the Third Issuer may (a) make cash payments out of the Third Issuer Bank Accounts relating to the Third Issuer Notes as and to the extent permitted or required by the Third Issuer Transaction Documents (b) act in relation to the Third Issuer Charged Property as permitted under the Third Issuer Deed of Charge and (c) take any other action not inconsistent with the Trust Indenture Act.

18. **Rights Cumulative**

The respective rights of the Note Trustee and the Noteholders to these presents are cumulative and may be exercised as often as each considers appropriate and are in addition to their respective rights under the general law. No failure on the part of the Note Trustee or any Noteholder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in these presents are cumulative and not exclusive of any remedies provided by law.

19. **Notices**

19.1 Any notices or other communication or document to be given or delivered pursuant to these presents to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Third Issuer, to Granite Mortgages 02-1 plc c/o Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of The Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Note Trustee, to The Bank of New York, One Canada Square, London E14 5AL (facsimile number 020 7964 6061/6399) for the attention of (Corporate Trust) Global Structured Finance;

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 19.

19.2 ***Communications by Noteholders with other Noteholders:*** Noteholders may communicate pursuant to Trust Indenture Act Section 312(b) with other Noteholders with respect to their rights under these presents or the Third Issuer Notes. The Third Issuer and the Note Trustee shall have the protection of Trust Indenture Act Section 312(c).

19.3 *Notices to Noteholders:* Any notice or communication mailed to Noteholders hereunder shall be transmitted by mail to (a) all Noteholders as the names and addresses of such Noteholders appear upon the Register and (b) such Noteholders to whom Trust Indenture Act Section 313(c) requires reports to be transmitted.

20. Third Party Rights

A person who is not a party to these presents may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

21. Execution in Counterparts; Severability

21.1 *Counterparts:* This Trust Deed may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

21.2 *Severability:* Where any provision in or obligation under these presents shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under these presents, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

22. Governing Law and Jurisdiction; Appropriate Forum

22.1 *Governing Law:* These presents and the Third Issuer Notes are governed by, and shall be construed in accordance with, English law.

22.2 *Jurisdiction:* Each of the parties hereto agrees for the benefit of the Note Trustee and the Noteholders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with these presents and, for such purposes, irrevocably submits to the jurisdiction of such courts.

22.3 *Appropriate Forum:* Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

IN WITNESS of which these presents has been executed by the parties hereto as a deed which has been delivered on the date first appearing on page one.

SCHEDULE 1
FORMS OF GLOBAL NOTE CERTIFICATES
GRANITE MORTGAGES 02-1 PLC
(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 1 CLASS [•] GLOBAL NOTE CERTIFICATE

representing
US$[•] Series 1 Class [•] Floating Rate Notes due [•]

1. Introduction

This Series 1 Class [•] Global Note Certificate is issued in respect of the US$[•] Series 1 Class [•] Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), and is limited to the aggregate principal amount of

[•] US Dollars
(US$[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. References to Conditions

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. Registered Holder

This is to certify that:

CEDE & CO.

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of

[•] US Dollars

(US$[•])

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Global Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Global Note Certificate (being at the date hereof [•] US Dollars (US$[•]) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time (as noted in the records of the custodian for DTC) of this Global Note Certificate quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable), all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Exchange for Individual Note Certificates**

This Global Note Certificate will be exchangeable (in whole but not in part and free of charge to the holder) for duly authenticated and completed individual note certificates ("**Individual Note Certificates**") in substantially the form (subject to completion) set out in Schedule 2 to the Third Issuer Trust Deed only if (i) The Depositary Trust Company ("**DTC**") has notified the Third Issuer that it is at any time unwilling or unable to continue as, or ceases to be, a clearing agency under the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and a successor to DTC registered as a clearing agency under the Exchange Act is not appointed by the Third Issuer within 90 days of such notification, or (ii) as a result of any amendment to, or change in, the laws or regulations of the United Kingdom (or of any political subdivision thereof), or of any authority therein or thereof having power to tax, or in the interpretation or administration by a revenue authority or a court or administration of such laws or regulations which becomes effective on or after the Closing Date, the Third Issuer or any Paying Agent is or will be required to make any deduction or withholding from any payment in respect of the Notes which would not be required were the relevant Notes Individual Note Certificates. Such exchange shall be effected in accordance with paragraph 6 (*Delivery of Individual Note Certificates*) below.

6. **Delivery of Individual Note Certificates**

Whenever this Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates shall be issued in an aggregate principal amount equal to the principal amount of this Global Note Certificate within five business days of the delivery, by or on behalf of the Holder and/or DTC, to the Registrar of such information as is required to complete and deliver such Individual Note Certificates (including, without limitation, the names and addresses of the persons in whose names the Individual Note Certificates are to be registered and the principal amount of each such person's holding) against the surrender of this Global Note Certificate at the Specified Office (as defined in the Third Issuer Conditions) of the Registrar. Such exchange shall be effected in accordance with the provisions of the Third Issuer Paying Agent and Agent Bank Agreement and the regulations concerning the transfer and registration of Notes scheduled thereto and, in particular, shall be effected without charge to any Holder or the Note Trustee, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange. In this paragraph, "**business day**" means a day on which commercial banks are open for business in the city in which the Registrar has its Specified Office.

7. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Global Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Global Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

8. **Conditions apply**

Save as otherwise provided herein, the Holder of this Global Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Global Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Global Note Certificate.

9. **Notices**

Notwithstanding Condition 14 (*Notices to Noteholders*), so long as this Global Note Certificate is held on behalf of DTC or any other clearing system (an "**Alternative Clearing System**") notices to Holders of Notes represented by this Global Note Certificate may be given by delivery of the relevant notice to DTC or (as the case may be) such Alternative Clearing System.

10. **Determination of Entitlement**

This Global Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Global Note Certificate.

11. **Authentication**

This Global Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

12. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

13. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Global Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

14. **Governing law**

This Global Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Global Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....
[manual or facsimile signature]
(duly authorised)

ISSUED in London, England on [•] 2002.

AUTHENTICATED for and on behalf of
CITIBANK, N.A.
as Registrar without recourse, warranty, or liability

....
[manual signature]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Global Note Certificate, hereby transfers to ....

....

of ....

....

....,US$ .... in principal amount of the US$[*amount*] Series 1 Class [•] Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**") and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Global Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to US$100,000 or an integral multiple of U.S.$10,000 in excess thereof.

[Attached to the Global Note Certificate:]

[Terms and Conditions as set out in the [ ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

[*Name*]
[*Address*]

REGISTRAR

[*Name*]
[*Address*]

PAYING AGENTS AND TRANSFER AGENT

[*Name*]
[*Address*]

[*Name*]
[*Address*]

FORM OF GLOBAL NOTE CERTIFICATE

THE THIRD ISSUER IS NOT AN AUTHORIZED INSTITUTION OR EUROPEAN AUTHORIZED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997, AS AMENDED) AND THIS NOTE CONSTITUTES A LONGER TERM DEBT SECURITY ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. REPAYMENT OF THE PRINCIPAL AND THE PAYMENT OF ANY INTEREST IN CONNECTION WITH THIS NOTE HAVE NOT BEEN GUARANTEED.

THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

GRANITE MORTGAGES 02-1 PLC
(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 2 CLASS [•] GLOBAL NOTE CERTIFICATE

representing
£ [•] Series 2 Class [•] Floating Rate Notes due [•]

1. **Introduction**

This Series 2 Class [•] Global Note Certificate is issued in respect of the £ [•] Series 2 Class [•] Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), and is limited to the aggregate principal amount of

[•] Pounds Sterling
(£[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. **References to Conditions**

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. **Registered Holder**

This is to certify that:

CITIVIC NOMINEES LTD.

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of

[•] Pounds Sterling

(£[•])

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Global Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Global Note Certificate (being at the date hereof [•] Pounds Sterling (£[•])) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time (as noted in the records of the common depository for Euroclear and Clearstream, Luxembourg of this Global Note Certificate) quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Exchange for Individual Note Certificates**

This Global Note Certificate will be exchangeable (in whole but not in part and free of charge to the holder) for duly authenticated and completed individual note certificates ("**Individual Note Certificates**") in substantially the form (subject to completion) set out in Schedule 2 to the Third Issuer Trust Deed only if (i) both Euroclear and Clearstream, Luxembourg are closed for a continuous period of 14 days (other than by reason of a holiday, statutory or otherwise) or announce an intention to permanently cease business and do so cease to do business and no alternative clearing system satisfactory to the Note Trustee is available or (ii) as a result of any amendment to, or change in, the laws or regulations of the United Kingdom (or of any political subdivision thereof), or of any authority therein or thereof having power to tax, or in the interpretation or administration by a revenue authority or a court or administration of such laws or regulations which becomes effective on or after the Closing Date, the Third Issuer or any Paying Agent is or will be required to make any deduction or withholding from any payment in respect of the Notes which would not be required were the relevant Notes Individual Note Certificates. Such exchange shall be effected in accordance with paragraph 6 (*Delivery of Individual Note Certificates*) below.

6. **Delivery of Individual Note Certificates**

Whenever this Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates shall be issued in an aggregate principal amount equal to the principal amount of this Global Note Certificate within five business days of the delivery, by or on behalf of the Holder, Euroclear and/or Clearstream, Luxembourg, to the Registrar of such information as is required to complete and deliver such Individual Note Certificates (including, without limitation, the names and addresses of the persons in whose names the Individual Note Certificates are to be registered and the principal amount of each such person's holding) against the surrender of this Global Note Certificate at the Specified Office (as defined in the Third Issuer Conditions) of the Registrar. Such exchange shall be effected in accordance with the provisions of the Third Issuer Paying Agent and Agent Bank Agreement and the regulations concerning the transfer and registration of Notes scheduled thereto and, in particular, shall be effected without charge to any Holder or the Note Trustee, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange. In this paragraph, "**business day**" means a day on which commercial banks are open for business in the city in which the Registrar has its Specified Office.

7. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Global Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Global Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

8. **Conditions apply**

Save as otherwise provided herein, the Holder of this Global Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Global Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Global Note Certificate.

9. **Notices**

Notwithstanding Condition 14 (*Notices to Noteholders*), so long as this Global Note Certificate is held on behalf of Euroclear and Clearstream, Luxembourg or any alternative clearing system (an "**Alternative Clearing System**"), notices to Holders of Notes represented by this Global Note Certificate may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System.

10. **Determination of Entitlement**

This Global Note Certificate is evidence of entitlement only and is not a document of title.. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Global Note Certificate.

11. **Authentication**

This Global Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

12. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

13. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Global Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

14. **Governing law**

This Global Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Global Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....

[*manual or facsimile signature*]

(duly authorised)

ISSUED in London, England on [•] 2002.

AUTHENTICATED for and on behalf of
CITIBANK, N.A.
as Registrar without recourse, warranty, or liability

....

[*manual signature*]

(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Global Note Certificate, hereby transfers to...

....

of...

....

...., £ .... in principal amount of the £[amount] Series 2 Class [•] Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the **"Third Issuer"**) and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Global Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to £100,000 or an integral multiple of £10,000 in excess thereof.

[Attached to the Global Note Certificate:]

[Terms and Conditions as set out in the [ ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

[*Name*]
[*Address*]

REGISTRAR

[*Name*]
[*Address*]

PAYING AGENTS AND TRANSFER AGENT

[*Name*]
[*Address*]

[*Name*]
[*Address*]

FORM OF GLOBAL NOTE CERTIFICATE

THE THIRD ISSUER IS NOT AN AUTHORIZED INSTITUTION OR EUROPEAN AUTHORIZED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997, AS AMENDED) AND THIS NOTE CONSTITUTES A LONGER TERM DEBT SECURITY ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. REPAYMENT OF THE PRINCIPAL AND THE PAYMENT OF ANY INTEREST IN CONNECTION WITH THIS NOTE HAVE NOT BEEN GUARANTEED.

THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 3 CLASS A GLOBAL NOTE CERTIFICATE

representing
€ [•] Series 3 Class A Fixed/Floating Rate Notes due [•]

1. **Introduction**

This Series 3 Class A Global Note Certificate is issued in respect of the € [•] Series 3 Class A Fixed/Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), and is limited to the aggregate principal amount of

[•] Euro
(€[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. **References to Conditions**

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. **Registered Holder**

This is to certify that:

CITIVIC NOMINEES LTD.

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of

[•] Euro

(€[•])

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Global Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Global Note Certificate (being at the date hereof [•] Euro (€[•])) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time (as noted in the records of the common depository for Euroclear and Clearstream, Luxembourg of this Global Note Certificate) annually in arrear up to and including the earliest of (i) the Payment Date in April 2007, (ii) the occurrence of a Trigger Event (as defined in the Third Issuer Conditions) or (iii) enforcement of Third Issuer Security (as defined in the Third Issuer Conditions) and thereafter quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Exchange for Individual Note Certificates**

This Global Note Certificate will be exchangeable (in whole but not in part and free of charge to the holder) for duly authenticated and completed individual note certificates ("**Individual Note Certificates**") in substantially the form (subject to completion) set out in Schedule 2 to the Third Issuer Trust Deed only if (i) both Euroclear and Clearstream, Luxembourg are closed for a continuous period of 14 days (other than by reason of a holiday, statutory or otherwise) or announce an intention to permanently cease business and do so cease to do business and no alternative clearing system satisfactory to the Note Trustee is available or (ii) as a result of any amendment to, or change in, the laws or regulations of the United Kingdom (or of any political subdivision thereof), or of any authority therein or thereof having power to tax, or in the interpretation or administration by a revenue authority or a court or administration of such laws or regulations which becomes effective on or after the Closing Date, the Third Issuer or any Paying Agent is or will be required to make any deduction or withholding from any payment in respect of the Notes which would not be required were the relevant Notes Individual Note Certificates. Such exchange shall be effected in accordance with paragraph 6 (*Delivery of Individual Note Certificates*) below.

6. **Delivery of Individual Note Certificates**

Whenever this Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates shall be issued in an aggregate principal amount equal to the principal amount of this Global Note Certificate within five business days of the delivery, by or on behalf of the Holder, Euroclear and/or Clearstream, Luxembourg, to the Registrar of such information as is required to complete and deliver such Individual Note Certificates (including, without limitation, the names and addresses of the persons in whose names the Individual Note Certificates are to be registered and the principal amount of each such person's holding) against the surrender of this Global Note Certificate at the Specified Office (as defined in the Third Issuer Conditions) of the Registrar. Such exchange shall be effected in accordance with the provisions of the Third Issuer Paying Agent and Agent Bank Agreement and the regulations concerning the transfer and registration of Notes scheduled thereto and, in particular, shall be effected without charge to any Holder or the Note Trustee, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange. In this paragraph, "**business day**" means a day on which commercial banks are open for business in the city in which the Registrar has its Specified Office.

7. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Global Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Global Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

8. **Conditions apply**

Save as otherwise provided herein, the Holder of this Global Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Global Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Global Note Certificate.

9. **Notices**

Notwithstanding Condition 14 (*Notices to Noteholders*), so long as this Global Note Certificate is held on behalf of Euroclear and Clearstream, Luxembourg or any alternative clearing system (an "**Alternative Clearing System**"), notices to Holders of Notes represented by this Global Note Certificate may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System.

10. **Determination of Entitlement**

This Global Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Global Note Certificate.

11. **Authentication**

This Global Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

12. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

13. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Global Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

14. **Governing law**

This Global Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Global Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....

[manual or facsimile signature]

(duly authorised)

ISSUED in London, England on [•] 2002.

AUTHENTICATED for and on behalf of

CITIBANK, N.A.

as Registrar without recourse, warranty, or liability

....

[manual signature]

(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Global Note Certificate, hereby transfers to...

....

of...

....

...., € .... in principal amount of the €[amount] Series 3 Class A Fixed/Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the **"Third Issuer"**) and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Global Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to €100,000 or an integral multiple of €10,000 in excess thereof.

FORM OF GLOBAL NOTE CERTIFICATE

THE THIRD ISSUER IS NOT AN AUTHORIZED INSTITUTION OR EUROPEAN AUTHORIZED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997, AS AMENDED) AND THIS NOTE CONSTITUTES A LONGER TERM DEBT SECURITY ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. REPAYMENT OF THE PRINCIPAL AND THE PAYMENT OF ANY INTEREST IN CONNECTION WITH THIS NOTE HAVE NOT BEEN GUARANTEED.

THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 3 CLASS [•] GLOBAL NOTE CERTIFICATE

representing
€ [•] Series 3 Class [•] Floating Rate Notes due [•]

1. Introduction

This Series 3 Class [•] Global Note Certificate is issued in respect of the € [•] Series 3 Class [•] Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), and is limited to the aggregate principal amount of

[•] Euro
(€[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. References to Conditions

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. Registered Holder

This is to certify that:

CITIVIC NOMINEES LTD.

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of

[•] Euro

(€[•])

in aggregate principal amount of the Notes.

4. Promise to pay

Subject only as provided in this Global Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Global Note Certificate (being at the date hereof [•] Euro (€[•])) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time (as noted in the records of the common depository for Euroclear and Clearstream, Luxembourg of this Global Note Certificate) quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Exchange for Individual Note Certificates**

This Global Note Certificate will be exchangeable (in whole but not in part and free of charge to the holder) for duly authenticated and completed individual note certificates ("**Individual Note Certificates**") in substantially the form (subject to completion) set out in Schedule 2 to the Third Issuer Trust Deed only if (i) both Euroclear and Clearstream, Luxembourg are closed for a continuous period of 14 days (other than by reason of a holiday, statutory or otherwise) or announce an intention to permanently cease business and do so cease to do business and no alternative clearing system satisfactory to the Note Trustee is available or (ii) as a result of any amendment to, or change in, the laws or regulations of the United Kingdom (or of any political subdivision thereof), or of any authority therein or thereof having power to tax, or in the interpretation or administration by a revenue authority or a court or administration of such laws or regulations which becomes effective on or after the Closing Date, the Third Issuer or any Paying Agent is or will be required to make any deduction or withholding from any payment in respect of the Notes which would not be required were the relevant Notes Individual Note Certificates. Such exchange shall be effected in accordance with paragraph 6 (*Delivery of Individual Note Certificates*) below.

6. **Delivery of Individual Note Certificates**

Whenever this Global Note Certificate is to be exchanged for Individual Note Certificates, such Individual Note Certificates shall be issued in an aggregate principal amount equal to the principal amount of this Global Note Certificate within five business days of the delivery, by or on behalf of the Holder, Euroclear and/or Clearstream, Luxembourg, to the Registrar of such information as is required to complete and deliver such Individual Note Certificates (including, without limitation, the names and addresses of the persons in whose names the Individual Note Certificates are to be registered and the principal amount of each such person's holding) against the surrender of this Global Note Certificate at the Specified Office (as defined in the Third Issuer Conditions) of the Registrar. Such exchange shall be effected in accordance with the provisions of the Third Issuer Paying Agent and Agent Bank Agreement and the regulations concerning the transfer and registration of Notes scheduled thereto and, in particular, shall be effected without charge to any Holder or the Note Trustee, but against such indemnity as the Registrar may require in respect of any tax or other duty of whatsoever nature which may be levied or imposed in connection with such exchange. In this paragraph, "**business day**" means a day on which commercial banks are open for business in the city in which the Registrar has its Specified Office.

7. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Global Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Global Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

8. **Conditions apply**

Save as otherwise provided herein, the Holder of this Global Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Global Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Global Note Certificate.

9. **Notices**

Notwithstanding Condition 14 (*Notices to Noteholders*), so long as this Global Note Certificate is held on behalf of Euroclear and Clearstream, Luxembourg or any alternative clearing system (an "**Alternative Clearing System**"), notices to Holders of Notes represented by this Global Note Certificate may be given by delivery of the relevant notice to Euroclear and Clearstream, Luxembourg or (as the case may be) such Alternative Clearing System.

10. **Determination of Entitlement**

This Global Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Global Note Certificate.

11. **Authentication**

This Global Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

12. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

13. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Global Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

14. **Governing law**

This Global Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Global Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....
[*manual or facsimile signature*]
(duly authorised)

ISSUED in London, England on [•] 2002.

AUTHENTICATED for and on behalf of
CITIBANK, N.A.
as Registrar without recourse, warranty, or liability

....
[*manual signature*]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Global Note Certificate, hereby transfers to...

....

of...

....

...., € .... in principal amount of the €[amount] Series 3 Class [•] Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the **"Third Issuer"**) and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Global Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to €100,000 or an integral multiple of €10,000 in excess thereof.

[Attached to the Global Note Certificate:]

[Terms and Conditions as set out in the [ ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

[*Name*]
[*Address*]

REGISTRAR

[*Name*]
[*Address*]

PAYING AGENTS AND TRANSFER AGENT

[*Name*]
[*Address*]

[*Name*]
[*Address*]

SCHEDULE 2
FORMS OF INDIVIDUAL NOTE CERTIFICATES

US$[10,000/100,000]	[ISIN]	[CUSIP]	[COMMON CODE]	[SERIES]	[SERIAL NO.]

GRANITE MORTGAGES 02-1 PLC
(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 1 CLASS [•] INDIVIDUAL NOTE CERTIFICATE

representing
US$[•] Series 1 Class [•] Floating Rate Notes due [•]

1. **Introduction**

This Series 1 Class [•] Individual Note Certificate is issued in respect of the US$[•] Series 1 Class [•] Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), limited to the aggregate principal amount of

[•] US Dollars
(US$[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. **References to Conditions**

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. **Registered Holder**

This is to certify that

[Noteholder]

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of Notes represented from time to time by this Individual Note Certificate in the aggregate principal amount of:

US$[•]

US Dollars [amount in words]

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Individual Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Individual Note Certificate (being at the date hereof [•] US Dollars (US$[•]) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time of this Individual Note Certificate quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Individual Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Individual Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

6. **Conditions apply**

Save as otherwise provided herein, the Holder of this Individual Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Individual Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Individual Note Certificate.

7. **Determination of Entitlement**

This Individual Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Individual Note Certificate.

8. ***Authentication***

This Individual Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

9. ***Definitions***

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

10. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Individual Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

11. **Governing law**

This Individual Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Individual Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....
[*manual or facsimile signature*]
(duly authorised)

ISSUED in London, England on [•].

AUTHENTICATED for and on behalf of
CITIBANK, N.A.
as Registrar without recourse, warranty, or liability

....
[*manual signature*]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Individual Note Certificate, hereby transfers to

....

....

of ....

....

...., US$ .... in principal amount of the US$[*amount*] Series 1 Class [•] Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**") and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

We as transferor of the Notes represented by this Individual Note Certificate hereby certify that such Notes are being transferred in accordance with the transfer restrictions set forth in Schedule 2 to the Third Issuer Paying Agency and Agent Bank Agreement.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Individual Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to US$100,000 or an integral multiple of U.S.$10,000 in excess thereof.

[Attached to the Individual Note Certificate:]

[Terms and Conditions as set out in the [ ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

[*Name*]
[*Address*]

REGISTRAR

[*Name*]
[*Address*]

PAYING AGENTS AND TRANSFER AGENT

[*Name*]
[*Address*]

[*Name*]
[*Address*]

FORM OF INDIVIDUAL NOTE CERTIFICATE

THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

THE THIRD ISSUER IS NOT AN AUTHORIZED INSTITUTION OR EUROPEAN AUTHORIZED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997, AS AMENDED) AND THIS NOTE CONSTITUTES A LONGER TERM DEBT SECURITY ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. REPAYMENT OF THE PRINCIPAL AND THE PAYMENT OF ANY INTEREST IN CONNECTION WITH THIS NOTE HAVE NOT BEEN GUARANTEED.

£[10,000/100,000]	[ISIN]	[COMMON CODE]	[SERIES]	[SERIAL NO.]

GRANITE MORTGAGES 02-1 PLC
(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 2 CLASS [•] INDIVIDUAL NOTE CERTIFICATE

representing
£ [•] Series 2 Class [•] Floating Rate Notes Due [•]

1. **Introduction**

This Series 2 Class [•] Individual Note Certificate is issued in respect of the £ [•] Series 2 Class [•] Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), limited to the aggregate principal amount of

[•] Pounds Sterling
(£[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. **References to Conditions**

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. **Registered Holder**

This is to certify that

[Noteholder]

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of Notes represented from time to time by this Individual Note Certificate in the aggregate principal amount of:

£ [•]

Pounds Sterling [amount in words]

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Individual Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Individual Note Certificate (being at the date hereof [•] Pounds Sterling (£[•])) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time of this Individual Note Certificate quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Individual Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Individual Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

6. **Conditions apply**

Save as otherwise provided herein, the Holder of this Individual Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Individual Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Individual Note Certificate.

7. **Determination of Entitlement**

This Individual Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Individual Note Certificate.

8. **Authentication**

This Individual Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

9. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

10. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Individual Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

11. **Governing law**

This Individual Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Individual Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....

[*manual or facsimile signature*]

(duly authorised)

ISSUED in London, England on [•].

AUTHENTICATED for and on behalf of

CITIBANK, N.A.

as Registrar without recourse, warranty, or liability

....

[*manual signature*]

(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Individual Note Certificate, hereby transfers to..

....

of..

....

...., £ .... in principal amount of the £ [amount] Series 2 Class [•] Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the **"Third Issuer"**) and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

We as transferor of the Notes represented by this Individual Note Certificate hereby certify that such Notes are being transferred in accordance with the transfer restrictions set forth in Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Individual Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to £100,000 or an integral multiple of £10,000 in excess thereof.

[Attached to the Individual Note Certificate:]

[Terms and Conditions as set out in the [ ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

[*Name*]
[*Address*]

REGISTRAR

[*Name*]
[*Address*]

PAYING AGENTS AND TRANSFER AGENT

[*Name*]
[*Address*]

[*Name*]
[*Address*]

FORM OF INDIVIDUAL NOTE CERTIFICATE

THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

THE THIRD ISSUER IS NOT AN AUTHORIZED INSTITUTION OR EUROPEAN AUTHORIZED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997, AS AMENDED) AND THIS NOTE CONSTITUTES A LONGER TERM DEBT SECURITY ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. REPAYMENT OF THE PRINCIPAL AND THE PAYMENT OF ANY INTEREST IN CONNECTION WITH THIS NOTE HAVE NOT BEEN GUARANTEED.

€[10,000/100,000]	[ISIN]	[COMMON CODE]	[SERIES]	[SERIAL NO.]

GRANITE MORTGAGES 02-1 PLC
(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 3 CLASS A INDIVIDUAL NOTE CERTIFICATE

representing
€ [•] Series 3 Class A Fixed/Floating Rate Notes Due [•]

1. **Introduction**

This Series 3 Class [•] Individual Note Certificate is issued in respect of the € [•] Series 3 Class A Fixed/Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), limited to the aggregate principal amount of

[•] Euro
(€[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. **References to Conditions**

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. **Registered Holder**

This is to certify that

[Noteholder]

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of Notes represented from time to time by this Individual Note Certificate in the aggregate principal amount of:

€ [•]

Euro [amount in words]

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Individual Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Individual Note Certificate (being at the date hereof [•] Euro (€[•])) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time of this Individual Note Certificate annually in arrear up to and including the earliest of (i) the Payment Date in April 2007, (ii) the occurrence of a Trigger Event (as defined in the Third Issuer Conditions) or (iii) enforcement of Third Issuer Security (as defined in the Third Issuer Conditions) and thereafter quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Individual Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Individual Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

6. **Conditions apply**

Save as otherwise provided herein, the Holder of this Individual Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Individual Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Individual Note Certificate.

7. **Determination of Entitlement**

This Individual Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Individual Note Certificate.

8. **Authentication**

This Individual Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

9. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

10. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Individual Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

11. **Governing law**

This Individual Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Individual Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....
[manual or facsimile signature]
(duly authorised)

ISSUED in London, England on [•].

AUTHENTICATED for and on behalf of
CITIBANK, N.A.
as Registrar without recourse, warranty, or liability

....
[manual signature]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Individual Note Certificate, hereby transfers to...

....

of...

....

...., € .... in principal amount of the € [amount] Series 3 Class A Fixed/Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the **"Third Issuer"**) and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

We as transferor of the Notes represented by this Individual Note Certificate hereby certify that such Notes are being transferred in accordance with the transfer restrictions set forth in Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Individual Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to €100,000 or an integral multiple of €10,000 in excess thereof.

FORM OF INDIVIDUAL NOTE CERTIFICATE

THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

THE THIRD ISSUER IS NOT AN AUTHORIZED INSTITUTION OR EUROPEAN AUTHORIZED INSTITUTION (AS SUCH TERMS ARE DEFINED IN THE BANKING ACT 1987 (EXEMPT TRANSACTIONS) REGULATIONS 1997, AS AMENDED) AND THIS NOTE CONSTITUTES A LONGER TERM DEBT SECURITY ISSUED IN ACCORDANCE WITH REGULATIONS MADE UNDER SECTION 4 OF THE BANKING ACT 1987. REPAYMENT OF THE PRINCIPAL AND THE PAYMENT OF ANY INTEREST IN CONNECTION WITH THIS NOTE HAVE NOT BEEN GUARANTEED.

€[10,000/100,000]	[ISIN]	[COMMON CODE]	[SERIES]	[SERIAL NO.]

GRANITE MORTGAGES 02-1 PLC
(Incorporated with limited liability in England and Wales with registered number [•])

SERIES 3 CLASS [•] INDIVIDUAL NOTE CERTIFICATE

representing
€ [•] Series 3 [•] Class Floating Rate Notes Due [•]

1. **Introduction**

This Series 3 Class [•] Individual Note Certificate is issued in respect of the € [•] Series 3 Class [•] Floating Rate Notes due [•] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**"), limited to the aggregate principal amount of

[•] Euro
(€[•])

The Notes are constituted by, are subject to, and have the benefit of, a trust deed dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Trust Deed**") between the Third Issuer and The Bank of New York as trustee (the trustee for the time being thereof being herein called the "**Note Trustee**") and are the subject of a paying agent and agent bank agreement dated [•] 2002 (as amended or supplemented from time to time, the "**Third Issuer Paying Agent and Agent Bank Agreement**") between the Third Issuer, the Principal Paying Agent, the Agent Bank, Citibank, N.A. as registrar (the "**Registrar**", which expression includes any successor registrar appointed from time to time in connection with the Notes), the Transfer Agent, the US Paying Agent and the Note Trustee.

2. **References to Conditions**

References herein to the Third Issuer Conditions (or to any particular numbered Condition) shall be to the Third Issuer Conditions (or that particular one of them) attached hereto.

3. **Registered Holder**

This is to certify that

[Noteholder]

is the person registered in the register maintained by the Registrar in relation to the Notes (the "**Register**") as the duly registered holder (the "**Holder**") of Notes represented from time to time by this Individual Note Certificate in the aggregate principal amount of:

€ [•]

Euro[amount in words]

in aggregate principal amount of the Notes.

4. **Promise to pay**

Subject only as provided in this Individual Note Certificate and the Third Issuer Conditions, the Third Issuer, for value received, promises to pay to the Holder the principal amount of this Individual Note Certificate (being at the date hereof [•] Euro (€[•])) on the Payment Date falling in [•] (or on such earlier date as the said principal amount may become repayable in accordance with the Third Issuer Conditions or the Third Issuer Trust Deed) and to pay interest on the principal amount from time to time of this Individual Note Certificate quarterly in arrear on each Payment Date at the rates determined in accordance with the Third Issuer Conditions together with such premium and other amounts (if any) as may be payable, all subject to and in accordance with the Third Issuer Conditions and the provisions of the Third Issuer Trust Deed.

5. **Payments**

Payments of principal, premium (if any) and interest in respect of Notes represented by this Individual Note Certificate will be made in accordance with the Third Issuer Conditions. All payments of any amounts payable and paid to the Holder of this Individual Note Certificate shall be valid and, to the extent of the sums so paid, effectual to satisfy and discharge the liability for the monies payable hereon.

6. **Conditions apply**

Save as otherwise provided herein, the Holder of this Individual Note Certificate shall have the benefit of, and be subject to, the Third Issuer Conditions, and, for the purposes of this Individual Note Certificate, any reference in the Third Issuer Conditions to "Note Certificate" or "Note Certificates" shall, except where the context otherwise requires, be construed so as to include this Individual Note Certificate.

7. **Determination of Entitlement**

This Individual Note Certificate is evidence of entitlement only and is not a document of title. Entitlements are determined by the Registrar by reference to the Register and only the Holder is entitled to payment in respect of this Individual Note Certificate.

8. **Authentication**

This Individual Note Certificate shall not be or become valid for any purpose unless and until authenticated by or on behalf of Citibank, N.A. as Registrar.

9. **Definitions**

Terms not defined herein have the meaning ascribed to such terms in the Third Issuer Conditions.

10. **Rights of Third Parties**

No person shall have any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term or condition of this Individual Note Certificate, but this shall not affect any right or remedy which exists or is available apart from that Act.

11. **Governing law**

This Individual Note Certificate is governed by, and shall be construed in accordance with, the laws of England.

IN WITNESS whereof the Third Issuer has caused this Individual Note Certificate to be signed manually or in facsimile by a person duly authorised on its behalf.

GRANITE MORTGAGES 02-1 PLC

By: ....
[*manual or facsimile signature*]
(duly authorised)

ISSUED in London, England on [•].

AUTHENTICATED for and on behalf of
CITIBANK, N.A.
as Registrar without recourse, warranty, or liability

....
[*manual signature*]
(duly authorised)

FORM OF TRANSFER

FOR VALUE RECEIVED ...., being the registered holder of this Individual Note Certificate, hereby transfers to...

....

of...

....

...., € .... in principal amount of the € [amount] Series 3 Class [•] Floating Rate Notes due [*maturity*] (the "**Notes**") of Granite Mortgages 02-1 plc (the "**Third Issuer**") and irrevocably requests and authorises Citibank, N.A., in its capacity as Registrar in relation to the Notes (or any successor to Citibank, N.A., in its capacity as such) to effect the relevant transfer by means of appropriate entries in the Register kept by it.

We as transferor of the Notes represented by this Individual Note Certificate hereby certify that such Notes are being transferred in accordance with the transfer restrictions set forth in Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement.

Dated: ....

By: ....
(*duly authorised*)

Notes

The name of the person by or on whose behalf this form of transfer is signed must correspond with the name of the registered holder as it appears on the face of this Individual Note Certificate.

(a) A representative of such registered holder should state the capacity in which he signs, *e.g.* executor.

(b) The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered holder or be certified by a recognised bank, notary public or in such other manner as the Registrar may require.

(c) Any transfer of Notes shall be in an amount equal to €100,000 or an integral multiple of €10,000 in excess thereof.

[Attached to the Individual Note Certificate:]

[Terms and Conditions as set out in the [ ] Schedule]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

[*Name*]
[*Address*]

REGISTRAR

[*Name*]
[*Address*]

PAYING AGENTS AND TRANSFER AGENT

[*Name*]
[*Address*]

[*Name*]
[*Address*]

SCHEDULE 3
THIRD ISSUER CONDITIONS OF THE NOTES

SCHEDULE 4
PROVISIONS FOR MEETINGS OF NOTEHOLDERS

1 (A) **Definitions**

As used in this Schedule the following expressions shall have the following meanings unless the context otherwise requires:

"**Basic Terms Modification**" means any of the following matters, namely:

(i) any reduction or cancellation of the amount payable or, where applicable, any modification, except where such modification is in the opinion of the Note Trustee bound to result in an increase, of the method of calculating the amount payable or any modification of the date of payment or, where applicable, of the method of calculating the date of payment in respect of any principal, premium or interest in respect of the Third Issuer Notes;

(ii) any alteration in the priority in which payments are made to Noteholders pursuant to any Third Issuer Priority of Payments;

(iii) any alteration of the currency in which payments under the Third Issuer Notes are to be made;

(iv) any alteration of the quorum or majority required to pass an Extraordinary Resolution in respect of any such Basic Terms Modification; and

(v) any alteration of this proviso or the proviso to paragraph 6 below;

"**Block Voting Instruction**" shall mean, in relation to any Meeting, an English language document issued by the Registrar and dated in which:

(a) it is certified that:

(i) certain specified Third Issuer Notes (each a '**Blocked Note**") have been blocked in an account with a clearing system and will not be released until the conclusion of the Meeting and that the holder of each Blocked Note or a duly authorised person on its behalf has instructed the Registrar that the votes attributable to such Blocked Note are to be cast in a particular way on each resolution to be put to the Meeting; or

(ii) each registered holder of such Third Issuer Notes or a duly authorised person on its behalf has instructed the Registrar that the vote(s) attributable to the Third Issuer Note or Third Issuer Notes so held (each a "**Relevant Note**") should be cast in a particular way in relation to the resolution or resolutions to be put to such Meeting or any adjourned such Meeting;

(iii) and in each case that, all such instructions are, during the period commencing 48 hours prior to the time for which such Meeting or any such adjourned Meeting is convened and ending at the conclusion or adjournment thereof, neither revocable nor capable of amendment;

(b) the aggregate principal amount of the Blocked Notes and Relevant Notes so held are listed distinguishing with regard to each such resolution between those in respect of which instructions have been given as aforesaid that the votes attributable thereto should be cast in favour of the resolution and those in respect of which instructions have been so given that the votes attributable thereto should be cast against the resolution; and

(c) one or more persons named in such document is or are authorised and instructed by such Registrar to cast the votes attributable to such Blocked Note and Relevant Notes so listed in accordance with the instructions referred to in (a) above as set out in such document;

"**Chairman**" means, in relation to any Meeting, the individual who takes the chair in accordance with paragraph 4 (Chairman);

"**Extraordinary Resolution**" means (a) a resolution passed at a Meeting duly convened and held in accordance with the provisions of this Schedule 4 by a majority consisting of not less than three-fourths of the persons voting thereat upon a show of hands or if a poll is duly demanded by a majority consisting of not less than three-fourths of the votes cast on such poll or (b) a resolution in writing signed by or on behalf of all the Noteholders of a particular class which resolution may be contained in one document or several documents in like form each signed by or on behalf of one or more of the Noteholders;

"**Form of Proxy**" means, in relation to any Meeting, a document in the English language available from the Registrar signed by a Noteholder or, in the case of a corporation, executed under its seal or signed on its behalf by a duly authorised officer of the corporation and delivered to the Registrar not later than 48 hours before the time fixed for such Meeting, appointing one or more persons who is or are authorised and instructed to vote in respect of the Third Issuer Notes held by such Noteholder;

"**Meeting**" shall mean a meeting of Noteholders (whether originally convened or reviewed following an adjournment);

"**Proxy**" means, in relation to any Meeting, a person appointed to vote under a Block Voting Instruction or a Form of Proxy other than:

(a) any such person whose appointment has been revoked and in relation to whom the Registrar has been notified in writing of such revocation by the time which is 48 hours before the time fixed for such Meeting; and

(b) any such person appointed to vote at a Meeting which has been adjourned for want of a quorum and who has not been re-appointed to vote at a Meeting when it is resumed;

"**Third Issuer Notes**" and "**Noteholders** " shall mean:

(a) in connection with a Meeting of Senior Noteholders, Senior Notes and Senior Noteholders, respectively;

(b) in connection with a Meeting of Mezzanine Noteholders, Mezzanine Notes and Mezzanine Noteholders respectively;

(c) in connection with a Meeting of Junior Noteholders, Junior Notes and Junior Noteholders respectively; and

(d) in connection with a Meeting of Special Noteholders, Special Notes and Special Noteholders, respectively;

"**Written Resolution**" means a resolution in writing signed by or on behalf of all holders of a class of Third Issuer Notes who for the time being are entitled to receive notice of a Meeting in accordance with the provisions of this Schedule, whether contained in one document or several documents in the same form, each signed by or on behalf of one or more such holders of the relevant class of Third Issuer Notes;

"**24 hours** " means a period of 24 hours including all or part of a day upon which banks are open for business in both the place where the relevant Meeting is to be held and in each of the places where the Paying Agents have their Specified Offices (disregarding for this purpose the day upon which such Meeting is to be held) and such period shall be extended by one period or, to the extent necessary, more periods of 24 hours until there is included as aforesaid all or part of a day upon which banks are open for business in all of the places as aforesaid; and

"**48 hours** " means 2 consecutive periods of 24 hours.

(B) **Issue of Block Voting Instructions**

The holder of a Third Issuer Note may require the Registrar to issue a Block Voting Instruction by arranging (to the satisfaction of the Registrar) for such Third Issuer Note to be blocked in an account with a clearing system not later than 48 hours before the time fixed for the relevant Meeting. The holder of a Third Issuer Note may require the Registrar to issue a Block Voting Instruction by delivering to the Registrar written instructions not later than 48 hours before the time fixed for the relevant Meeting. Any holder of a Third Issuer Note may obtain an uncompleted and unexecuted Form of Proxy from the Registrar. A Block Voting Instruction and a Form of Proxy cannot be outstanding simultaneously in respect of the same Third Issuer Note.

(C) **References to Blocking/Release of Third Issuer Notes**

Where Third Issuer Notes are represented by Global Note Certificates or are held in individual certificated form within a Clearing System) references to blocking or release, of Third Issuer Notes shall be construed in accordance with the usual practices (including blocking the relevant account) of the relevant Clearing System.

(D) **Issue of Forms of Proxy**

(i) A holder of Third Issuer Notes may obtain an uncompleted and unexecuted Form of Proxy from the Registrar.

(ii) Any holder of Third Issuer Notes which is a corporation may by resolution of its directors or other governing body authorise any person to act as its representative (a "**Representative** ") in connection with any Meeting.

(iii) Any Proxy or Representative shall, so long as such appointment remains in force, be deemed for all purposes in connection with the relevant Meeting, to be the holder of the Third Issuer Notes to which such appointment relates and the holder of the Third Issuer Notes shall be deemed for such purposes not to be the holder.

2. Convening of Meeting

The Third Issuer or the Note Trustee may convene a Meeting at any time, and the Note Trustee shall be obliged to do so subject to it being indemnified to its satisfaction upon a request in writing of Noteholders holding not less than one-tenth in principal amount of the outstanding Third Issuer Notes of any class or classes entitled to vote and, if the Third Issuer defaults for a period of seven days in convening such a Meeting, the same may be convened by the Note Trustee or the requisitionists. Every such Meeting shall be held on such date and at such time and place as the Note Trustee may appoint or approve.

3. Notice

At least 21 days' notice (exclusive of the day on which the notice is given and the day on which the Meeting is to be held) specifying the place, day and hour of Meeting shall be given to the Noteholders or, as the case may be the Noteholders of any class of Third Issuer Notes entitled to vote, the Paying Agents, the Agent Bank and the Registrar prior to any Meeting. Such notice, which shall be in the English language, shall state generally the nature of the business to be transacted at the Meeting thereby convened and shall specify the terms of any resolution to be proposed. Such notice shall include statements, if applicable, to the effect that (a) Third Issuer Notes may be blocked in clearing systems for the purposes of appointing Proxies under Block Voting Instructions until 48 hours before the time fixed for the Meeting and (b) a Noteholder may appoint a Proxy *either* (i) under a Block Voting Instruction by delivering written instructions to the Registrar *or* (ii) by executing and delivering a Form of Proxy to the Specified Office of the Registrar, in either case until 48 hours before the time fixed for the Meeting. A copy of the notice shall be sent by post to the Note Trustee (unless the Meeting is convened by the Note Trustee) and, to the Third Issuer (unless the Meeting is convened by the Third Issuer).

4. Chairman

A person (who may, but need not be, a Noteholder) nominated in writing by the Note Trustee shall be entitled to take the chair at the relevant Meeting, but if no such nomination is made or if at any Meeting the person nominated shall not be present within 15 minutes after the time appointed for holding the Meeting the Noteholders present shall choose one of their number to be Chairman, failing which the Third Issuer may appoint a Chairman. The Chairman of an adjourned Meeting need not be the same person as was Chairman of the Meeting from which the adjournment took place.

5. Quorum

Subject as provided in the Third Issuer Conditions:

(a) any such Meeting of two or more persons present holding Third Issuer Notes or being Proxies or Representatives and holding or representing in the aggregate not less than one-twentieth of the principal amount of the Third Issuer Notes of the relevant class or classes for the time being outstanding (or, at any adjourned Meeting, two or more persons being or representing Noteholders whatever the aggregate Principal Amount Outstanding of the Third Issuer Notes of the relevant class or classes) shall (except for the purpose of passing an Extraordinary Resolution) form a quorum for the transaction of business and no business (other than the choosing of a Chairman) shall be transacted at any Meeting unless the requisite quorum be present at the commencement of the relevant business;

(b) the quorum at any such Meeting for passing an Extraordinary Resolution other than an Extraordinary Resolution to sanction a Basic Term Modification shall (subject as provided below) be two or more persons present holding or representing Third Issuer Notes or being Proxies or Representatives and holding or representing in the aggregate more than half of the aggregate principal amount of the Third Issuer Notes outstanding (as defined in Clause 1.2 herein) of the Third Issuer Notes of the relevant class of classes (or, at any adjourned Meeting, two or more persons being or representing Noteholders whatever the aggregate principal amount of the Third Issuer Notes outstanding (as defined in Clause 1.2 herein) of the relevant class or classes so held or represented); or

(c) at any Meeting the business of which includes the passing of an Extraordinary Resolution to sanction a Basic Terms Modification,

the quorum for passing the requisite Extraordinary Resolution shall be two or more persons present holding Third Issuer Notes or being Proxies or Representatives and holding or representing in the aggregate not less than three quarters in aggregate principal amount of the Third Issuer Notes outstanding (as defined in Clause 1.2 herein) of the relevant class or classes (or, at any adjourned Meeting, two or more persons present holding or representing in the aggregate not less than one quarter in aggregate principal amount of the Third Issuer Notes outstanding (as defined in Clause 1.2 herein) of the relevant class or classes);

Provided always that so long as at least the relevant fraction of the aggregate Principal Amount Outstanding of the relevant class of Third Issuer Notes referred to in sub-paragraph (a), (b) or (c) above, as the case may be, is represented by a Global Note Certificate or a single Individual Note Certificate, a single person being a Proxy or Representative of such class of Third Issuer Notes represented thereby shall be deemed to be two persons for the purpose of forming a quorum.

6. **Adjournment for want of quorum**

If within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any Meeting a quorum is not present for the transaction of any particular business, then, subject and without prejudice to the transaction of the business (if any) for which a quorum is present:

(a) if convened upon the requisition of Noteholders, the Meeting shall be dissolved; and

(b) in any other case, the Meeting shall stand adjourned to the same day in the next week (or if such day is a public holiday the next succeeding Business Day) at the same time and place (except in the case of a Meeting at which an Extraordinary Resolution is to be proposed in which case it shall stand adjourned for such period, being not less than 13 clear days nor more than 42 clear days, and to such place as may be appointed by the Chairman either at or subsequent to such Meeting and approved by the Note Trustee).

Provided, however, that, if within 15 minutes (or such longer period not exceeding 30 minutes as the Chairman may decide) after the time appointed for any adjourned Meeting a quorum is not present for the transaction of any particular business, then, subject and without prejudice to the transaction of the business (if any) for which a quorum is present, the Meeting shall be dissolved as no Meeting may be adjourned more than once for want of a quorum.

7. **Notice following Adjournment**

Notice of any adjourned Meeting at which an Extraordinary Resolution is to be submitted shall be given in the same manner as notice of an original Meeting as provided in paragraph 3 above, but as if 10 days notice (exclusive of the day on which the notice is given and the day on which the Meeting is to be resumed) were substituted for the 21 days notice as provided in paragraph 3 above, and such notice shall specifically state the relevant quorum requirements which will apply when the Meeting resumes. Subject as aforesaid it shall not be necessary to give any notice of an adjourned Meeting.

8. **Show of hands**

Every question submitted to a Meeting shall be decided in the first instance by a show of hands and in case of equality of votes the Chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Noteholder or as a Proxy or as a Representative.

9. Chairman's declaration

At any Meeting, unless a poll is (before or on the declaration of the result of the show of hands) validly demanded by the Chairman, the Third Issuer, the Note Trustee or any person present holding a Individual Note Certificate or being a Proxy or Representative (whatever the principal amount of the Third Issuer Notes so held or represented by him) a declaration by the Chairman that a resolution has been carried or carried by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

10. Poll

Subject to paragraph 12 below, if at such Meeting a poll is demanded it shall be taken in such manner and subject as hereinafter provided either at once or after an adjournment as the Chairman directs and the result of such poll shall be deemed to be the resolution of the Meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the Meeting for the transaction of any business other than the motion on which the poll has been demanded.

11. Adjourned Meeting

The Chairman may with the consent of (and shall if directed by) any such Meeting adjourn the same from time to time and from place to place, but no business shall be transacted at any adjourned Meeting except business which might lawfully (but for lack of required quorum) have been transacted at the Meeting from which the adjournment took place.

12. Limitation on Adjournments

Any poll demanded at any adjourned Meeting on the election of a Chairman or on any question of adjournment shall be taken at the Meeting without adjournment.

13. Participation

Any Proxy and/or Representative, the Note Trustee and its lawyers and financial advisers and any director, officer or employee of a corporation being a trustee of the Third Issuer Trust Deed and any director or officer of the Third Issuer and its lawyers and financial advisers, the Registrar, and any other person authorised so to do by the Meeting or the Note Trustee may attend and speak at any Meeting. Save as aforesaid, but without prejudice to the definition of "Principal Amount Outstanding", no person shall be entitled to attend and speak nor shall any person be entitled to vote at any Meeting or join with others in requesting the convening of such a Meeting or to exercise the rights conferred on the Noteholders by Clause 7 (*Proceedings, Actions and Indemnification*) of the Third Issuer Trust Deed unless he either produces a Note Certificate or is a Proxy or a Representative or is the holder of an Individual Note Certificate or Individual Note Certificates. No person shall be entitled to vote at any Meeting in respect of Third Issuer Notes held by, for the benefit of, or on behalf of, the Third Issuer or the Borrowers. Nothing herein shall prevent any of the Proxies named in any Block Voting Instruction or Form of Proxy or any Representative from being a director, officer or representative of or otherwise connected with the Third Issuer.

14. Votes

Subject as provided in paragraph 13 hereof at any Meeting:

(a) on a show of hands every person who is present in person and is a holder of Third Issuer Notes or is a Proxy or Representative shall have one vote; and

(b) on a poll every such person who is so present shall have one vote in respect of each US$10,000 (in the case of the Dollar Notes) or £10,000 (in the case of the Sterling Notes) or €10,000 (in the case of the Euro Notes) in Principal Amount Outstanding of the Third Issuer Notes in respect of which he is a Proxy or Representative or in respect of which he is the holder.

Without prejudice to the obligations of the proxies named in any Block Voting Instruction or Form of Proxy any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way.

15. Proxies need not be Noteholders

The Proxies named in any Block Voting Instruction or Form of Proxy and representatives need not be Noteholders.

16. Deposit of votes

Each Block Voting Instruction together (if so requested by the Note Trustee) with proof satisfactory to the Note Trustee of its due execution on behalf of the Registrar and each Form of Proxy shall be deposited by the Registrar at such place as the Note Trustee shall approve not less than 24 hours before the time appointed for holding the Meeting or adjourned Meeting at which the Proxies named in the Block Voting Instruction or Form of Proxy propose to vote and in default the Block Voting Instruction or Form of Proxy shall not be treated as valid unless the Chairman decides otherwise before such Meeting or adjourned Meeting proceeds to business. A notarially certified copy of each Block Voting Instruction and Form of Proxy shall be deposited with the Note Trustee before the commencement of the Meeting or adjourned Meeting but the Note Trustee shall not thereby be obliged to investigate or be concerned with the validity of or the authority of the Proxies named in any such Block Voting Instruction or Form of Proxy.

17. Validity of Votes by Proxies

Any vote by a Proxy given in accordance with the terms of a Block Voting Instruction or Form of Proxy shall be valid notwithstanding the previous revocation or amendment of the Block Voting Instruction or the Form of Proxy or of any of the Noteholders' instructions pursuant to which it was executed *provided that* no intimation in writing of such revocation or amendment shall have been received from the Noteholder by the Registrar by the time being 24 hours before the time appointed for holding the Meeting or adjourned Meeting at which the Block Voting Instruction or Form of Proxy is to be used. Unless revoked, any appointment of a Proxy under a Block Voting Instruction or Form of Proxy in relation to a Meeting shall remain in force in relation to any resumption of such Meeting following an adjournment; *provided, however, that* no such appointment of a Proxy in relation to a Meeting originally convened which has been adjourned for want of a quorum shall remain in force in relation to such Meeting when it is resumed. Any person appointed to vote at such a Meeting must be re-appointed under a Block Voting Instruction or Form of Proxy to vote at the Meeting when it is resumed.

18. Record Date

The Third Issuer may fix a record date for the purposes of any Meeting or any resumption thereof following its adjournment for want of a quorum *provided that* such record date is not more than 10 days prior to the time fixed for such Meeting or (as the case may be) its resumption. The person in whose name a Third Issuer Note is registered in the Register on the record date at close of business in the city in which the Registrar has its Specified Office shall be deemed to be the holder of such Third Issuer Note for the purposes of such Meeting and notwithstanding any subsequent transfer of such Third Issuer Note or entries in the Register; and *provided that* any Proxy appointed pursuant to a Form of Proxy shall so long as such appointment remains in force, be deemed for all purposes in connection with any Meeting or proposed Meeting specified in such appointment, to be the holder of the Third Issuer Note to which such appointment relates and the holder of the Third Issuer Note shall be deemed for the purposes not to be the holder.

19. Powers

Subject always to the provisions of Clause 11 (*Modification and Waiver*) of the Third Issuer Trust Deed and the Third Issuer Conditions, a Meeting shall, in addition to the powers hereinbefore given, have the following powers exercisable only by Extraordinary Resolution (subject to the provisions relating to quorum contained in paragraphs 5 and 6 above) namely:

(A) power to sanction any compromise or arrangement proposed to be made between the Third Issuer, the Note Trustee, any appointee of the Note Trustee and the Noteholders or any of them;

(B) power to sanction any abrogation, modification, compromise or arrangement in respect of the rights of the Note Trustee, any appointee of the Note Trustee, the Noteholders or the Third Issuer against any other or others of them or against any other party to any of the Third Issuer Transaction Documents or against any of their property whether such rights shall arise under the Third Issuer Trust Deed, any other Third Issuer Transaction Document or otherwise;

(C) power to assent to any modification of the provisions of the Third Issuer Conditions, the Third Issuer Trust Deed or any other Third Issuer Transaction Document which shall be proposed by the Third Issuer, the Note Trustee, or any Noteholder or any other person;

(D) power to give any authority or sanction which under the provisions of the Third Issuer Conditions or the Third Issuer Trust Deed is required to be given by Extraordinary Resolution;

(E) power to appoint any persons (whether Noteholders or not) as a committee or committees to represent the interests of the Noteholders and to confer upon such committee or committees any powers or discretions which the Noteholders could themselves exercise by Extraordinary Resolution;

(F) power to approve of a person to be appointed a trustee and power to remove any trustee or trustees for the time being of the Third Issuer Trust Deed;

(G) power to discharge or exonerate the Note Trustee and/or any appointee of the Note Trustee from all liability in respect of any act or omission for which the Note Trustee and/or such appointee may have become responsible under the Third Issuer Trust Deed;

(H) power to remove any trustee;

(I) power to authorise the Note Trustee and/or any appointee of the Note Trustee to concur in and execute and do all such deeds, instruments, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution;

(J) power to sanction any scheme or proposal for the exchange or sale of the Third Issuer Notes for or the conversion of the Third Issuer Notes into or the cancellation of the Third Issuer Notes in consideration of shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or notes of the Third Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, notes, bonds, debentures, debenture stock and/or other obligations and/or notes as aforesaid and partly for or into or in consideration of cash and for the appointment of some person with power on behalf of the Noteholders to execute an instrument of transfer of the Individual Note Certificates held by them in favour of the persons with or to whom the Third Issuer Notes are to be exchanged or sold respectively,

provided, however, that:

(i) no Extraordinary Resolution of the Senior Noteholders or the Mezzanine Noteholders or the Junior Noteholders or the Special Noteholders to sanction a Basic Terms Modification shall be effective for any purpose unless it shall have been sanctioned by an Extraordinary Resolution of (in the case of an Extraordinary Resolution of the Senior Noteholders) the Mezzanine Noteholders, the Junior Noteholders and the Special Noteholders or (in the case of an Extraordinary Resolution of the Mezzanine Noteholders) the Senior Noteholders (to the extent that any Senior Notes are then outstanding), the Junior Noteholders and the Special Noteholders, or (in the case of an Extraordinary Resolution of the Junior Noteholders) the Senior Noteholders, the Mezzanine Noteholders (to the extent that any Senior Notes and/or and Mezzanine Notes are then outstanding) and the Special Noteholders or (in the case of an Extraordinary Resolution of the Special Noteholders) the Senior Noteholders, the Mezzanine Noteholders and the Junior Noteholders (to the extent that any Senior Notes and/or and Mezzanine Notes and/or Junior Notes are then outstanding).

(ii) subject as provided above in relation to an Extraordinary Resolution concerning a Basic Terms Modification, no Extraordinary Resolution of the Mezzanine Noteholders shall be effective for any purpose while any Senior Notes remain outstanding unless either (aa) the Note Trustee is of the opinion that it will not be materially prejudicial to the interests of any or all of the Senior Noteholders or (bb) it is sanctioned by an Extraordinary Resolution of the Senior Noteholders.

(iii) subject as provided above in relation to an Extraordinary Resolution concerning a Basic Terms Modification, no Extraordinary Resolution of the Junior Noteholders shall be effective for any purpose while any Senior Notes or Mezzanine Notes remain outstanding unless either (aa) the Note Trustee is of the opinion that it will not be materially prejudicial to the interests of any or all of the Senior Noteholders and/or the Mezzanine Noteholders (as the case may be) or (bb) it is sanctioned by an Extraordinary Resolution of the Senior Noteholders and/or the Mezzanine Noteholders (as the case may be).

(iv) subject as provided above in relation to an Extraordinary Resolution concerning a Basic Terms Modification, no Extraordinary Resolution of the Special Noteholders shall be effective for any purpose while any Senior Notes, Mezzanine Notes or Junior Notes remain outstanding unless either (aa) the Note Trustee is of the opinion that it will not be materially prejudicial to the interests of any or all of the Senior Noteholders and/or the Mezzanine Noteholders and/or the Junior Noteholders (as the case may be) or (bb) it is sanctioned by an Extraordinary Resolution of the Senior Noteholders and/or the Mezzanine Noteholders and/or the Junior Noteholders (as the case may be).

(v) for the avoidance of doubt (in the context of deciding material prejudice in respect of sub-clauses (ii), (iii) and (iv) above, if the Note Trustee considers in its sole opinion that the Noteholders of the same class of Notes of any or all series are materially prejudiced, the Note Trustee will not be able to sanction the Meeting of the Noteholders of the lower class itself, and will instead require an Extraordinary Resolution of the Noteholders of the higher class or classes to be passed by means of a Meeting in order for the Extraordinary Resolution of the Noteholders of the lower class to be valid and effective.

20. Extraordinary Resolution binds all Noteholders

Subject to the provisos to paragraph 19, any Extraordinary Resolution passed at a Meeting duly convened and held in accordance with the Third Issuer Trust Deed shall be binding upon the Noteholders of all classes whether present or not present at such Meeting and whether or not voting and each of them shall be bound to give effect thereto accordingly and the passing of any such Extraordinary Resolution shall be conclusive evidence that the circumstances justify the passing thereof. Notice of the result of the voting on any Extraordinary Resolution duly considered by the Noteholders shall be given by the Third Issuer to the Noteholders in accordance with Condition 14 within 14 days of such result being known *provided that* the non-publication of such notice shall not invalidate such result.

21. Senior Notes

Notwithstanding the foregoing, the following additional provisions shall apply to Senior Notes:

(i) a single Meeting of the holders of all classes of Senior Notes may be held whether or not there is a conflict of interest between the holders of such series of the Senior Notes;

(ii) there shall be no provision for a Meeting of the holders of one class only of the Senior Notes; and

(iii) as the Senior Notes are not all denominated in the same currency, the Principal Amount Outstanding of any Senior Note denominated in Dollars or Euro shall be converted into Sterling at the relevant Dollar Currency Swap Rate or Euro Currency Swap Rate, as the case may be.

22. Mezzanine Notes

Notwithstanding the foregoing, the following additional provisions shall apply to Mezzanine Notes:

(i) a single Meeting of the holders of all classes of Mezzanine Notes may be held whether or not there is a conflict of interest between the holders of such series of the Mezzanine Notes;

(ii) there shall be no provision for a Meeting of the holders of one class only of the Mezzanine Notes; and

(iii) as the Mezzanine Notes are not all denominated in the same currency, the Principal Amount Outstanding of any Mezzanine Note denominated in Dollars or Euro shall be converted into Sterling at the relevant Dollar Currency Swap Rate or Euro Currency Swap Rate, as the case may be.

23. Junior Notes

Notwithstanding the foregoing, the following additional provisions shall apply to Junior Notes

(i) a single Meeting of the holders of all classes of Junior Notes may be held whether or not there is a conflict of interest between the holders of such series of the Junior Notes;

(ii) there shall be no provision for a Meeting of the holders of one class only of the Junior Notes; and

(iii) as the Junior Notes are not all denominated in the same currency, the Principal Amount Outstanding of any Junior Note denominated in Dollars or

Euro shall be converted into Sterling at the relevant Dollar Currency Swap Rate or Euro Currency Swap Rate, as the case may be.

24. Minutes

Minutes of all resolutions and proceedings at every Meeting shall be made and entered in books to be from time to time provided for that purpose by the Third Issuer and any such minutes as aforesaid if purporting to be signed by the Chairman of the Meeting at which such resolutions were passed or proceedings transacted shall be conclusive evidence of the matters therein contained and until the contrary is proved every such Meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly held and convened and all resolutions passed or proceedings transacted thereat to have been duly passed or transacted.

25. Further Regulations

Subject to all other provisions of the Third Issuer Trust Deed, the Note Trustee may without the consent of the Third Issuer or the Noteholders:-

(i) prescribe such further regulations regarding the requisitioning and/or the holding of Meetings of Noteholders and attendance and voting thereat as the Note Trustee may in its sole discretion think fit; and

(ii) interpret the Third Issuer Conditions in the context of the more detailed provisions set out herein.

The Third Issuer)
EXECUTED and DELIVERED as a DEED by)
GRANITE MORTGAGES 02-1 PLC)
acting by)

Name: K.M. CURRIE

Title: DIRECTOR

Name:
Representing LDC SECURITISATION DIRECTOR NO. 1 LIMITED

Title: DIRECTOR

The Note Trustee)
EXECUTED as a deed for and on behalf of)
THE BANK OF NEW YORK)
)

Authorised Signatory

Name:

Title:

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

EXECUTED

EXHIBITS TO FORM 6-K

GRANITE MORTGAGES 02-1 PLC

VOLUME II OF II

EXHIBIT 4.7

Third Issuer Paying Agent
and Agent Bank Agreement

EXECUTION COPY

Dated 20 March 2002

GRANITE MORTGAGES 02-1 PLC
as Third Issuer

CITIBANK, N.A.
as Principal Paying Agent
Agent Bank, Registrar and Transfer Agent

CITIBANK, N.A. (NEW YORK BRANCH)
as US Paying Agent

and
THE BANK OF NEW YORK (LONDON BRANCH)
as Note Trustee

THIRD ISSUER PAYING AGENT AND AGENT BANK AGREEMENT
in respect of
US$704,200,000 Series 1 Class A1 Floating Rate Notes due October 2016
US$1,274,400,000 Series 1 Class A2 Floating Rate Notes due July 2019
US$69,700,000 Series 1 Class B Floating Rate Notes due April 2042
US$96,500,000 Series 1 Class C Floating Rate Notes due April 2042
£460,000,000 Series 2 Class A Floating Rate Notes due April 2042
£16,200,000 Series 2 Class B Floating Rate Notes due April 2042
£22,500,000 Series 2 Class C Floating Rate Notes due April 2042
£15,000,000 Series 2 Class D Floating Rate Notes due April 2042
€600,000,000 Series 3 Class A Fixed/Floating Rate Notes due April 2042
€21,100,000 Series 3 Class B Floating Rate Notes due April 2042
€29,300,000 Series 3 Class C Floating Rate Notes due April 2042

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: LHC/30507-9/508327

CONTENTS

THIS AGREEMENT is made on 20 March 2002

BETWEEN:

(1) **GRANITE MORTGAGES 02-1 PLC** (registered number 4340767), a public limited company incorporated under the laws of England and Wales whose registered office is Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**");

(2) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y 0PA in its capacity as principal paying agent (the "**Principal Paying Agent**");

(3) **CITIBANK, N.A.**, acting through its office at Global Agency and Trust, 111 Wall Street, 14th Floor, New York, N.Y. 10043, U.S.A. in its capacity as US paying agent (the "**US Paying Agent**");

(4) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y 0PA in its capacity as agent bank (the "**Agent Bank**");

(5) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y 0PA in its capacity as registrar (the "**Registrar**");

(6) **CITIBANK, N.A.**, acting through its office at 5 Carmelite Street, London EC4Y 0PA in its capacity as transfer agent (the "**Transfer Agent**" and together with any additional transfer agent appointed hereunder (the "**Transfer Agent(s)**"); and

(7) **THE BANK OF NEW YORK (LONDON BRANCH)**, acting through its office at One Canada Square, 48th Floor, London E14 5Al at in its capacity as note trustee (the "**Note Trustee**" which expression shall, include such person and all other persons for the time being acting as the Note Trustee or Note Trustees pursuant to this Agreement).

WHEREAS:

By a resolution of a duly authorised Board of Directors of the Third Issuer passed on 12 March 2002, the Third Issuer authorised the creation and issue of the Third Issuer Notes constituted by the Third Issuer Trust Deed and secured by the Third Issuer Deed of Charge.

IT IS AGREED as follows:

1. Definitions and Interpretation

1.1 The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing as Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002, (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1.2 Where the context permits, references in this agreement to a "**Third Issuer Note**" shall mean, while any of the Third Issuer Notes are represented by a Global Note Certificate, such Global Note Certificate, and while any of the Third Issuer Notes are represented by one or more Individual Note Certificates, such Individual Note Certificates.

1.3 Where the context permits, references in this agreement to the **"Holder"** of a Third Issuer Note means the person in whose name such Third Issuer Note is for the time being registered in the Register (or, in the case of a joint holding, the first named thereof) and **"Noteholder"** shall be construed accordingly.

2. Appointment of the Agents

2.1 *Appointment:* Upon and subject to the terms of this Agreement, the Third Issuer and, for the purposes of Clause 11 (*Agents to act for Note Trustee*) only, the Note Trustee hereby appoint, for the purposes specified in, and to carry out their respective duties under, this Agreement and under the Third Issuer Conditions on a several but not joint basis:

(a) the Principal Paying Agent acting through its Specified Office as principal paying agent in respect of the Reg S Notes;

(b) the US Paying Agent acting through its Specified Office as paying agent in the United States in respect of the US Notes;

(c) the Agent Bank acting through its Specified Office as agent bank for the purpose of determining interest payable in respect of the Third Issuer Notes;

(d) the Registrar acting through its Specified Office as registrar for the Third Issuer Notes; and

(e) the Transfer Agent acting through its Specified Office as transfer agent for the Third Issuer Notes.

2.2 ***Obligations of Agents:*** The obligations of the Agents under this Agreement shall be several and not joint.

2.3 ***Acceptance of appointment by Paying Agents and Agent Bank:*** Each of the Principal Paying Agent, the US Paying Agent and the Agent Bank accepts its appointment as agent of the Third Issuer and, for the purpose of Clause 11 (*Agents to act for Note Trustee*) only, the Note Trustee in relation to the Third Issuer Notes and agrees to comply with the provisions of this Agreement and to perform its duties under the Third Issuer Conditions.

2.4 *Acceptance of appointment by Registrar and Transfer Agent:* Each of the Registrar and the Transfer Agent accepts its appointment as agent of the Third Issuer and, for the purpose of Clause 11 (*Agents to act for Note Trustee*) only, the Note Trustee in relation to the Third Issuer Notes and agrees to comply with the provisions of this Agreement and to perform its duties under the Third Issuer Conditions.

3. The Third Issuer Notes; Authentication

3.1 ***Global Note Certificates:*** The US Notes will be initially offered and sold pursuant to a Registration Statement filed with the SEC. Each class of the US Notes will be issued in fully registered global form and be initially represented by a Dollar Global Note Certificate and which, in aggregate, will represent the aggregate Principal Amount Outstanding of the US Notes. The Reg S Notes will be initially offered and sold outside the United States to non-US persons pursuant to Reg S. Each class of the Reg S Notes will be issued in fully registered global form and be initially represented by a Reg S Global Note Certificate and which, in aggregate, will represent the aggregate Principal Amount Outstanding of the Reg S Notes. Each Global Note Certificate shall be substantially in the respective forms set out in Schedule 1 (*Forms of Global Note Certificates*) to the Third Issuer Trust Deed. The Global Note Certificates shall be executed manually or in facsimile by an Authorised Signatory of the Third Issuer and authenticated manually by or on behalf of the Registrar on the Closing Date.

3.2 ***Individual Note Certificates:*** The Global Note Certificates will be exchangeable for Individual Note Certificates in the circumstances described therein. If the Third Issuer is required to deliver Individual Note Certificates pursuant to the terms of the relevant Global Note Certificate and the Third Issuer Trust Deed, each Individual Note Certificate shall:

(a) be printed or typewritten in accordance with all applicable legal and stock exchange requirements;

(b) be in substantially the form set out in Schedule 2 (*Forms of Individual Note Certificates*) to the Third Issuer Trust Deed;

(c) be in registered form and, in each case, in an Authorised Denomination;

(d) bear a unique serial number; and

(e) be executed manually or in facsimile by an Authorised Signatory of the Third Issuer and authenticated manually by or on behalf of the Registrar.

3.3 *Facsimile signatures on Note Certificates:* The Third Issuer may use for the purposes of executing any Note Certificate, the facsimile signature of any person who at the date of this Agreement was duly authorised to sign the same on behalf of the Third Issuer, even if at the time of issue of such Note Certificate, such person no longer holds (for whatever reason including death) the relevant office and any Note Certificate so executed and authenticated will be valid and binding obligations of the Third Issuer. No Note Certificate representing a Third Issuer Note shall be valid for any purpose until it has been authenticated by or on behalf of the Registrar in accordance with this Agreement and the Third Issuer Trust Deed.

3.4 *Authentication and Deposit of Global Note Certificates:* The Third Issuer shall, on or prior to the Closing Date, deliver each unauthenticated Global Note Certificate to or to the order of the Registrar for authentication in accordance with Clause 3.1 (*Global Note Certificates*). The Registrar shall, on or about the Closing Date, authenticate each Global Note Certificate in accordance with Clause 3.1 (*Global Note Certificates*). The Reg S Global Note Certificates shall be registered in the name of Citivic Nominees Limited as nominee for, and shall be deposited on or about the Closing Date with, the Common Depository. The US Global Note Certificates shall be registered in the name of Cede & Co. as nominee of DTC, and shall be deposited on or about the Closing Date with, the DTC Custodian. The Third Issuer shall also arrange, on written request, for such unauthenticated Global Note Certificates as are required to enable the Registrar and Transfer Agent to perform their obligations under Clause 6 (*Replacement Note Certificates*) and Clause 9 (*Transfers of Third Issuer Notes*) to be made available to or to the order of the Registrar from time to time. Participants in DTC, Euroclear and Clearstream, Luxembourg shall have no rights under this Agreement with respect to the Global Note Certificates and DTC, Euroclear, Clearstream, Luxembourg or their respective nominees may be treated by the Third Issuer or any Agent as the absolute owner of each Global Note Certificate for all purposes under this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall impair, as between DTC, Euroclear and Clearstream, Luxembourg and their respective participants, the operation of customary practices governing the exercise of the rights of a Holder of any Third Issuer Note.

3.5 *Availability of Individual Note Certificates:* If the Third Issuer is required to deliver Individual Note Certificates pursuant to the terms of the Global Note Certificates (or either of them) and the Third Issuer Trust Deed, the Third Issuer shall promptly arrange for a stock of Individual Note Certificates (both bearing and not bearing the Regulation S Legend, and, in either case, unauthenticated and with the names of the registered holders left blank but otherwise complete and executed on behalf of the Third Issuer) to be made available to or to the order of the Registrar by the date falling 30 days after the occurrence of the relevant event as set out in Clause 3.2 (*Individual Note Certificates*) of the Third Issuer Trust Deed for authentication in accordance with Clause 3.2 (*Individual Note Certificates*). The Third Issuer shall also arrange for such Individual Note

Certificates as are required to enable the Registrar and the Transfer Agent to perform their respective obligations under Clause 5 (*Exchanges of Global Note Certificates and Delivery of Individual Note Certificates*), Clause 9 (*Transfers of Third Issuer Notes*) and Clause 6 (*Replacement Note Certificates*) to be made available to or to the order of the Registrar and the Transfer Agent from time to time.

4. Duties of Agents

4.1 ***Duties of the Agent Bank:*** The Agent Bank shall perform such duties at its Specified Office as are set forth in this Agreement and in the Third Issuer Conditions and such other duties as are reasonably incidental thereto at the request of the Third Issuer or the Registrar or the Paying Agents (or for the purposes of Clause 11 (*Agents to act for Note Trustee*), the Note Trustee) and agrees to comply with the provisions of Condition 4. In particular and save as hereinafter provided, the Agent Bank shall:

(a) on each Interest Determination Date determine the Rate of Interest for each class of Third Issuer Notes for the relevant Interest Period and the Interest Amount in respect of each class of Third Issuer Notes on the Payment Date falling at the end of such Interest Period in each case in accordance with the Third Issuer Conditions;

(b) promptly following each such Interest Determination Date or as soon as practicable (or, in any event, within 2 days) after determining the Rate of Interest applicable to each class of Third Issuer Notes for any period in accordance with the Third Issuer Conditions, cause the Rate of Interest and the Interest Amount in respect of each class of Third Issuer Notes and the Payment Date falling at the end of the relevant Interest Period to be notified to the Third Issuer, the Note Trustee, the Account Bank, the Third Issuer Account Bank, the Registrar, the Paying Agents, the Third Issuer Cash Manager and the London Stock Exchange (or other stock exchange or, as the case may be, listing authority that it may be notified of pursuant to Clause 4.2 (*Listing*)), specifying the rates upon which the same are based and (where relevant) the names of the banks quoting such rates provided that the Agent Bank shall make such determination and calculations in relation to each class of Third Issuer Notes as provided in Condition 4 of the Third Issuer Notes;

(c) cause notice of the Rate of Interest and Interest Amounts in respect of each class of Third Issuer Notes for each Interest Period and the related Payment Date to be notified to the London Stock Exchange or any other stock exchange or, as the case may be, listing authority that it may be notified of pursuant to Clause 4.2 (*Listing*) and to be published in accordance with the Third Issuer Conditions;

(d) determine LIBOR for three-month sterling deposits in accordance with Condition 4(C)(b) of the Third Issuer Notes and notify the Funding GIC Provider of such rate of interest which shall apply for the relevant interest period;

(e) save as expressly provided otherwise carry out all other relevant calculations (if any) under the Third Issuer Conditions; and

(f) maintain such records of the quotations obtained and all rates determined and all calculations made by it and make such records available for inspection at all reasonable times by the Third Issuer, the Third Issuer Cash Manager, the other Agents and the Note Trustee.

4.2 *Listing:* The Third Issuer Notes, on issue, are expected to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange. The Third Issuer will advise the Agent Bank and the Note Trustee in writing if such listing is withdrawn or if the Third Issuer Notes become listed by any other listing authority or, as the case may be, admitted to trading on any other stock exchange.

4.3 *Duties of the Registrar:* The Registrar and the Transfer Agent shall hold or shall procure the holding in safe custody of any unauthenticated Global Note Certificates delivered to it in accordance with Clause 3.4 (*Authentication, and Deposit of Global Note Certificates*) and any Individual Note Certificates delivered to it in accordance with Clause 3.5 (*Availability of Individual Note Certificates*) and shall ensure that such Global Note Certificates and Individual Note Certificates are authenticated and delivered only in accordance with the terms of this Agreement, the Third Issuer Trust Deed, the Global Note Certificates and the Third Issuer Conditions.

4.4 *Authority to authenticate:* Each of the Registrar, the Transfer Agent or their designated agent is authorised and instructed by the Third Issuer to authenticate the Note Certificates as may be required to be authenticated hereunder by the signature of any of its officers or any other person duly authorised for the purpose by the Registrar or (as the case may be) the Transfer Agent.

5. Exchanges of Global Note Certificates and Delivery of Individual Note Certificates

5.1 ***Exchange of Global Note Certificates for Individual Note Certificates and Delivery of Individual Note Certificates:*** A Global Note Certificate may only be exchanged for Individual Note Certificates in the circumstances set forth in the Global Note Certificate and set out in Clause 3.3 (*Individual Note Certificates*) of the Third Issuer Trust Deed. If any Global Note Certificate becomes exchangeable for Individual Note Certificates in accordance with its terms, the Registrar shall, subject to its having received any certificates required by the terms of the relevant Global Note Certificate, against surrender of such Global Note Certificate to it or to its order, authenticate and deliver in accordance with this Agreement, the Global Note Certificates, the Third Issuer

Conditions and the Third Issuer Trust Deed, Individual Note Certificates, provided that in no circumstances shall the aggregate principal amount of such Individual Note Certificates exceed the aggregate principal amount of the relevant Global Note Certificate. The Individual Note Certificates so issued in exchange for any Global Note Certificate shall be issued in such names as the DTC Custodian or the Common Depository, as the case may be, (based on the instructions of DTC, Euroclear and Clearstream, Luxembourg) shall instruct the Registrar and the Registrar shall, in accordance with this Agreement, the Global Notes, the Third Issuer Conditions and the Third Issuer Trust Deed, deliver or cause to be delivered to the persons designated in such instructions Individual Note Certificates of the relevant class in the appropriate principal amounts and the Registrar will enter the names and addresses of such persons on the Register. Individual Note Certificates issued in exchange for a Reg S Global Note Certificate pursuant to this Clause 5.1 shall bear the Regulation S Legend and shall be subject to all restrictions on transfer contained therein to the same extent as the Global Note Certificate so exchanged.

5.2 ***Exchange of Global Note Certificates:*** Global Note Certificates may also be exchanged or replaced, in whole or in part, as provided in Clause 6 (*Replacement Note Certificates*). Every Global Note Certificate authenticated and delivered in exchange for, or in lieu of, another Global Note Certificate or any portion thereof, pursuant to Clause 6 (*Replacement Note Certificates*) hereof, shall be authenticated and delivered in the form of, and shall be, a Global Note Certificate. A Global Note Certificate may not be exchanged for another Global Note Certificate other than as provided in this Clause 5 (*Exchanges of Global Note Certificates and Delivery of Individual Note Certificates*).

6. Replacement Note Certificates

6.1 ***Delivery of Replacements:*** Subject to and in accordance with this Clause 6 and Condition 13 and receipt of replacement Global Note Certificates and/or Individual Note Certificates (as the case may be), the Registrar or the Transfer Agent, as the case may be shall, upon and in accordance with the instructions of the Third Issuer (which instructions may, without limitation, include such terms as to the payment of expenses and as to evidence, security and indemnity as the Third Issuer, the Transfer Agent and the Registrar may reasonably require and otherwise as required by Condition 13, as necessary), complete, authenticate and deliver, or procure the authentication and delivery on their behalf of, a Global Note Certificate or, as the case may be, an Individual Note Certificate, as a replacement for (and being a Third Issuer Note in the same form as) the relevant Global Note Certificate or, as the case may be, Individual Note Certificate which the Third Issuer has determined to issue as a replacement for any Global Note Certificate or Individual Note Certificate which has been mutilated or defaced or which is alleged to have been destroyed, stolen or lost and the Registrar shall, in addition, as promptly as is practicable, enter such details on the Register; *provided, however, that* neither the Registrar nor the Transfer Agent shall deliver any Global Note Certificate or Individual

Note Certificate as a replacement for any Global Note Certificate or Individual Note Certificate which has been mutilated or defaced otherwise than against surrender of the same and shall not issue any replacement Global Note Certificate or Individual Note Certificate until the applicant has furnished the Third Issuer, Registrar or Transfer Agent, as the case may be, with such evidence and indemnity as the Third Issuer and the Transfer Agent or the Registrar (as the case may be) may reasonably require and has paid such costs and expenses as may be incurred in connection with such replacement.

6.2 ***Replacements to be numbered:*** Each replacement Global Note Certificate or Individual Note Certificate delivered hereunder shall bear a unique serial number.

6.3 ***Cancellation and destruction:*** Each of the Registrar and the Transfer Agent, as the case may be, shall cancel and destroy each mutilated or defaced Note Certificate surrendered to it in respect of which a replacement has been delivered and the Registrar shall, in addition, as promptly as is practicable, enter such details on the Register.

6.4 ***Notification:*** The Registrar or the Transfer Agent, as the case may be, shall notify the Third Issuer, the other Agents and the Note Trustee of the delivery by it in accordance herewith of any replacement Note Certificate, specifying the serial number thereof and the serial number (if any and if known) of the Note Certificate which it replaces and confirm (if such is the case) that the Note Certificate which it replaces has been cancelled or destroyed.

7. Payments to the Paying Agents

7.1 ***Third Issuer to pay the Paying Agents:*** In order to provide for the payment of interest and principal in respect of the Third Issuer Notes as the same become due and payable in accordance with the Third Issuer Conditions and the Third Issuer Trust Deed, the Third Issuer shall pay to the Paying Agents or otherwise cause the Paying Agents to receive on or before the date on which such payment becomes due, an amount which is equal to the amount of principal and interest then falling due in respect of the Third Issuer Notes on such Payment Date.

7.2 ***Manner and Time of Payment:*** The Third Issuer shall, not later than 10.00 a.m. (London time) or, in the case of any payment in dollars, 10.00 a.m. (New York time) on each Payment Date or other date on which any payment of principal and interest in respect of the Third Issuer Notes becomes due, unconditionally pay or cause to be unconditionally paid to the Paying Agents by credit transfer such amounts in sterling, euro or dollars, as the case may be, in immediately available funds or, as the case may be, same day freely-transferable funds as may be required for the purpose of paying interest and (to the extent applicable) principal under the Third Issuer Notes (after taking account of any cash then held by the Paying Agents and available for the purpose), such amounts to be paid to the credit of such accounts of the Paying Agents with such banks (in the case of sterling and euro payments, in London and in the case of dollar payments, New York) as shall be notified to the Third Issuer, the Third Issuer Cash Manager and to the Note Trustee by the Paying Agents in writing not less than two weeks before the first payment is due to be made to the Noteholders. Each Paying Agent shall notify the Third Issuer, the Third Issuer Cash Manager and/or the Note Trustee in writing, 15 Business Days prior to any change of those accounts, or any of them.

7.3 *Notification of Payment by Third Issuer:* The Third Issuer shall procure that each bank or other person effecting payment for it in accordance with Clause 7.2 (*Manner and Time of Payment*) shall by not later than 2.00 p.m. (Local time) on the second Local Banking Day before the due date of each payment under Clause 7.2 (*Manner and Time of Payment*) confirm by tested telex, facsimile or authenticated SWIFT message to the Paying Agents that it has issued irrevocable payment instructions for the transfer of the relevant sum due to the relevant account of the Paying Agents.

7.4 ***Confirmation of Amounts Payable in respect of the Third Issuer Notes:*** The Third Issuer shall by not later than 2.00 p.m. (Local time) on the second Local Banking Day before each Payment Date or other date on which any payment is due under Clause 7.2 (*Manner and Time of Payment*), notify, or procure the notification by the Third Issuer Cash Manager or other person on behalf of the Third Issuer to, the Paying Agents, the Note Trustee and the Registrar of the amount of interest and/or principal (as the case may be) payable to Noteholders in accordance with the Third Issuer Conditions in respect of each class of the Third Issuer Notes on the Payment Date or other date in question and the apportionment of such amount as between principal and interest. All such amounts shall be payable subject to and in accordance with the Third Issuer Priority of Payments.

7.5 ***Exclusion of Liens and Interest:*** Save as expressly provided otherwise in this Agreement, the Paying Agents shall be entitled to deal with each amount paid to them under this Clause 7 (*Payments to the Paying Agents*) in the same manner as other amounts paid to them as bankers by their customers; *provided, however, that:*

(a) they shall not exercise against the Third Issuer any lien, right of set-off or similar claim in respect thereof;

(b) they shall not be liable to any person for interest thereon; and

(c) funds received by the Paying Agents for the payment of any sums due in respect of any Third Issuer Notes shall be segregated only to the extent required by law.

7.6 ***Application by Paying Agents:*** The Paying Agents shall apply (or direct or cause the application of) each amount paid to them under this Clause 7 (*Payments to the Paying Agents*) in accordance with Clause 8 (*Payments to Noteholders*) and shall not be obliged to repay any such amount other than as provided herein or unless the claim for the relevant payment becomes void under the Third Issuer Conditions in which event they shall repay to the Third Issuer such portion of such amount as relates to such payment, by paying the same by credit transfer in sterling, euro or dollars, as the case may be, to such account with such bank as the Third Issuer has by notice to the Paying Agents specified for the purpose.

7.7 *Notification if Funds Not Received on Payment Date:* Each Paying Agent shall forthwith notify the Third Issuer, the Third Issuer Cash Manager, the Note Trustee and the other Agents if it has not, by the due date of payment to it specified in Clause 7.2 (*Manner and Time of Payment*), received unconditionally the full amount required for any payment.

8. Payments to Noteholders

8.1 *Payments in respect of Third Issuer Notes:* Each Paying Agent acting through its Specified Office shall make payments of interest and principal in respect of the Third Issuer Notes in accordance with the Third Issuer Conditions and so long as the Third Issuer Notes are evidenced by Global Note Certificates, the terms thereof, *provided however, that:*

(a) no Paying Agent will make any payment of interest or principal in respect of any class of the Third Issuer Notes in an amount which is greater than the amount of interest or principal payable in accordance with the Third Issuer Conditions in respect of such class of Third Issuer Notes and notified to the Paying Agents in accordance with Clause 7.4 (*Confirmation of Amounts Payable in respect of the Third Issuer Notes*);

(b) whilst the Third Issuer Notes of any class continue to be represented by Global Note Certificates, all payments of principal or interest (as the case may be) due in respect of such Third Issuer Notes will be payable to, or to the order of, DTC or its nominee or Euroclear, Clearstream Luxembourg or their nominee;

(c) if any Note Certificate is presented or surrendered for payment to any Paying Agent and such Paying Agent has delivered a replacement therefor or has been notified that the same has been replaced, such Paying Agent shall as soon as is reasonably practicable notify the Third Issuer in writing of such presentation or surrender and shall not make payment against the same until it is so instructed by the Third Issuer and has received the amount to be so paid;

(d) each Paying Agent shall cancel each Note Certificate against presentation and surrender of which it has made full payment and shall deliver each such Note Certificate so cancelled by it to the Registrar;

(e) all payments in respect of the Third Issuer Notes will be distributed without deduction or withholding for any taxes, duties, assessments or other governmental charges of whatever nature except as and then only to the extent required by applicable law, in which case each Paying Agent shall be entitled to make such deduction or withholding from any payment which it makes hereunder. If any such deduction or withholding is required to be made, then neither the Third Issuer nor any other person will be obliged to pay any additional amounts in respect thereof; and

(f) a Paying Agent shall not be obliged (but shall be entitled) to make payments of principal or interest if it has not received the full amount of any payment due to it under Clause 7 (*Payments to the Paying Agents*).

8.2 ***Registrar Notification:*** The Registrar will notify the Paying Agents, not later than five days after each Record Date, of the names of all Noteholders appearing in the Register on the Record Date and the addresses of such Noteholders to which cheques should be posted and whether any Noteholder has elected to receive payments by transfer to a bank account and, if so, the relevant details of such bank account and the Registrar and the Paying Agents shall make or shall procure that payments of interest and principal in respect of the Third Issuer Notes will be made in accordance with Condition 6 either by cheque posted to the address of the Noteholder appearing in the Register on the Record Date or, if the Noteholder has so elected in accordance with the Third Issuer Conditions, by transfer to the relevant dollar, euro or sterling account, as the case may be; provided that no payment in respect of any Third Issuer Notes will be made on the final date for redemption or payment, or such earlier date as the relevant Third Issuer Notes may become repayable or payable, in whole unless the Registrar or the Transfer Agent confirms to the Paying Agents that the relevant Note Certificate has been surrendered to it.

8.3 ***Partial Payments:*** If at any time and for any reason a Paying Agent makes a partial payment in respect of any Global Note Certificate or any Individual Note Certificate presented for payment to it, such Paying Agent shall endorse thereon a statement indicating the amount and the date of such payment. In addition, if, on any due date for payment, less than the full amount of any principal or interest is paid in respect of the Third Issuer Notes, the Registrar will note on the Register a memorandum of the amount and date of any payment then made and, if a Global Note Certificate or Individual Note Certificate is presented for payment in accordance with the Conditions and no payment is then made, the date of presentation of such Global Note Certificate or Individual Note Certificate.

8.4 ***Appropriation by Paying Agent:*** If any Paying Agent makes any payment in accordance with Clause 8.1 (*Payments in respect of Third Issuer Notes*), it shall be entitled to appropriate for its own account out of the funds received by it under Clause 7.1 (*Third Issuer to pay the Paying Agents*) an amount equal to the amount so paid by it.

8.5 ***Reimbursement by Third Issuer:*** If any Paying Agent makes a payment in respect of the Third Issuer Notes at any time at which the relevant Paying Agent has not received the full amount of the relevant payment due to it under Clause 7.1 (*Third Issuer to pay the Paying Agents*) and that Paying Agent is not able out of the funds received by it under Clause 7.1 (*Third Issuer to pay the Paying Agents*) to reimburse such Paying Agent therefor by appropriation under Clause 8.4 (*Appropriation by Paying Agent*), the Third Issuer shall from time to time on written demand pay to that Paying Agent for account of such Paying Agent:

(a) the amount so paid out by such Paying Agent and not so reimbursed to it; and

(b) interest on such amount from the date on which such Paying Agent made such payment until the date of reimbursement of such amount,

provided, however, that any payment under paragraph (a) above shall satisfy *pro tanto* the Third Issuer's obligations under Clause 7.1 (*Third Issuer to pay the Paying Agents*) and provided, further, that interest shall accrue for the purpose of paragraph (b) (as well after as before judgment) on the basis of a year of 365 days and the actual number of days elapsed and at a rate per annum specified by the Paying Agents as reflecting its cost of funds for the time being in relation to the unpaid amount.

9. **Transfers of Third Issuer Notes**

9.1 ***Authentication and Delivery of Individual Note Certificates***: The Registrar shall authenticate and deliver, or cause the Transfer Agent or other designated agent to authenticate and deliver, any Individual Note Certificate issued upon a transfer in accordance with this Agreement and the Third Issuer Conditions.

9.2 ***Maintenance of Register:*** The Registrar shall maintain the Register at its Specified Office or at such other place as the Note Trustee may approve in writing, in accordance with the Third Issuer Conditions. The Register shall show the aggregate principal amount outstanding of each Third Issuer Note, the serial numbers thereof and the respective dates of issue of the related Note Certificate(s) and all subsequent transfers, cancellations and replacements thereof and the names and addresses of the initial holders thereof and the dates of all transfers and changes of ownership thereto and the names and addresses of all subsequent holders of such Note Certificates. The Registrar shall make the Register available to the Third Issuer, the Third Issuer Cash Manager, the Note Trustee, the other Agents or any person authorised by any of them at all reasonable times during its office hours for their inspection and for the taking of copies thereof or extracts therefrom and the Registrar shall deliver to such persons all such lists of Noteholders, their addresses and holdings as they may request.

9.3 ***Registration of transfers in the Register:*** The Registrar shall make available forms of transfer and receive requests for the transfer of Third Issuer Notes and shall make the necessary entries in the Register to record all transfers in each case subject to and in accordance with the Third Issuer Notes, the Third Issuer Conditions, the Regulations and the Third Issuer Trust Deed. In particular the Registrar shall, subject to and in accordance with the Third Issuer Conditions and the Regulations, within such period of time as is set out in the Third Issuer Conditions after the receipt by it of (or the receipt by it of notification from the Transfer Agent of delivery to it of) the relevant Note Certificates duly endorsed for transfer, authenticate and issue the duly dated and completed new Note Certificate(s) and deliver the new Note Certificate(s) in the name of the transferee at its Specified Office or (at the risk of the transferee) send the new Note Certificate(s) by mail to such address as may be specified in the form of transfer and make all necessary entries on the Register to record such transfer.

9.4 *Closed Period:* No transfer shall be registered for a period of 15 days immediately preceding any due date for payment of principal or interest in respect of the Third Issuer Notes or, as the case may be, the due date for redemption, or as the case may be, payment of any of the relevant Third Issuer Notes.

9.5 *Transfer Agent to receive requests for transfers of Third Issuer Notes:* The Transfer Agent shall receive requests for the transfer of Third Issuer Notes in accordance with the Third Issuer Conditions and the Regulations and assist, if required, in the issue of new Note Certificates to give effect to such transfers and, in particular, upon any such request being duly made, shall promptly notify the Registrar of:

(a) the aggregate principal amount of the Third Issuer Notes to be transferred;

(b) the name(s) and addressees to be entered on the Register of the holder(s) of the new Note Certificate(s) to be issued in order to give effect to such transfer; and

(c) the place and manner of delivery of the new Note Certificate(s) to be delivered in respect of such transfer,

and shall forward the Note Certificate(s) relating to the Third Issuer Note(s) to be transferred (with the relevant form(s) of transfer duly completed) to the Registrar with such notification. The Transfer Agent shall maintain in safe custody all Note Certificates delivered to and held by it hereunder and shall ensure that Third Issuer Notes are transferred only in accordance with the Third Issuer Conditions, the Regulations, this Agreement and the Third Issuer Trust Deed.

9.6 *Regulations:* In the event that Individual Note Certificates with respect to the Third Issuer Notes are required to be issued, the Registrar shall (after consultation with the Third Issuer, the Paying Agents, the Transfer Agent and the Note Trustee) promulgate reasonable regulations concerning the carrying out of their respective duties (the "**Regulations** "), including the carrying out of transfers and exchanges of Third Issuer Notes and the forms and evidence to be proved. All such transfers and exchanges will be made subject to the Regulations. The initial Regulations are set out in Schedule 2 (*Regulations concerning the Transfer, Exchange and Registration of the Third Issuer Notes*) hereto. The Regulations may be changed by the Third Issuer with the prior written approval of the Registrar and the Note Trustee, which approval shall not be unreasonably withheld or delayed. A copy of the current Regulations will be sent by the Registrar to any holder of a Third Issuer Note who so requests.

10. Miscellaneous Duties of the Agents

10.1 ***Maintenance of Records:*** Each of the Agents shall maintain records of all documents received by it in connection with its duties hereunder and shall make such records available for inspection at all reasonable times by the Third Issuer, the Third Issuer Cash Manager, the Note Trustee and the other Agents and, in particular, the Registrar shall:

(a) maintain a full and complete record of all Note Certificates delivered hereunder and of their exchange, redemption, payment, partial payment, cancellation, mutilation, defacement, alleged destruction, theft, loss or, as the case may be, replacement (including all replacement Note Certificates issued in substitution for any lost, stolen, mutilated, defaced or destroyed Note Certificates);

(b) make such records available for inspection at all reasonable times by the Third Issuer, the Third Issuer Cash Manager, the Note Trustee and the other Agents; and

(c) make copies of this Agreement, the Third Issuer Trust Deed, the Third Issuer Deed of Charge, the Master Definitions Schedule and the Third Issuer Master Definitions Schedule available for inspection at its Specified Office at all reasonable times.

10.2 ***Cancellation:*** The Transfer Agent, the Paying Agents or the Registrar (as the case may be) shall:

(a) procure that all Note Certificates surrendered or delivered to it as (i) redeemed in full, (ii) mutilated or defaced, surrendered and replaced pursuant to the Third Issuer Conditions, or (iii) exchanged, shall forthwith be cancelled on behalf of the Third Issuer;

(b) shall keep a record of the aggregate principal amount of the Third Issuer Notes, and the serial numbers of the Note Certificates, which are so cancelled by it; and

(c) shall notify the other party or parties (i.e. the Paying Agents, the Transfer Agent or the Registrar (as the case may be)) of all action taken pursuant to Clause 10.2(a) and 10.2(b).

10.3 ***Information from Agents:*** The Agents shall make available to the other Agents such information as is reasonably required for the maintenance of the records referred to in Clause 10.1 (*Maintenance of Records*).

10.4 ***Certifications:*** Each Paying Agent shall promptly copy to the Third Issuer, any other Paying Agent and the Note Trustee any certifications received by it in accordance with or otherwise in relation to the Third Issuer Notes.

10.5 ***Forwarding of Communications:*** Each Agent shall promptly forward to the Third Issuer and the Note Trustee a copy of any notice or communication addressed to the Third Issuer or the Note Trustee by any Noteholder and which is received by such Agent.

10.6 ***Safe Custody of Note Certificates:*** Each of the Registrar and the Transfer Agent shall maintain in safe custody all Note Certificates delivered to it and held by it hereunder.

10.7 ***Publication and Delivery of Notices:*** The Registrar shall, upon and in accordance with the instructions of the Third Issuer and the Note Trustee received at least 10 days before the proposed publication date, arrange for the publication and delivery in accordance with the Third Issuer Conditions of any notice which is to be given to the Noteholders and shall promptly supply two copies thereof to the Note Trustee, the other Agents, the London Stock Exchange or other stock exchange on which the Third Issuer Notes are then listed, (if any) and any Clearing System.

10.8 ***Destruction:*** The Registrar may destroy each Note Certificate which has been cancelled and delivered to it in accordance with the terms of this Agreement, in which case it shall promptly furnish the Third Issuer and the Note Trustee, on request, a certificate as to such destruction, specifying the reason for such destruction and the serial numbers of the relevant Note Certificate.

10.9 ***Forms of Proxy and Block Voting Instructions:*** In the event of a Meeting (as defined in Schedule 4 to the Third Issuer Trust Deed) of the Noteholders, the Registrar shall, at the request of any Noteholder in accordance with the Third Issuer Trust Deed, make available uncompleted and unexecuted Forms of Proxy and issue Block Voting Instructions in a form and manner which comply with the provisions of the Schedule 4 (*Provisions for Meetings of Noteholders*) to the Third Issuer Trust Deed (except that it shall not be required to issue the same less than forty-eight hours before the time for which the Meeting or the poll to which the same relates has been convened or called). The Registrar shall keep a full record of completed and executed Forms of Proxy and Block Voting Instructions issued or received by it and will give to the Third Issuer and the Note Trustee not less than twenty-four hours before the time appointed for any Meeting or adjourned Meeting, full particulars of duly completed Forms of Proxy received by it and of all Block Voting Instructions issued by it in respect of such Meeting or adjourned Meeting.

10.10 ***Additional Duties of the Registrar:*** If Individual Note Certificates are required to be delivered pursuant to the terms of any Global Note Certificate and the Third Issuer Trust Deed, the Registrar shall:

(a) five Business Days prior to each Payment Date notify the Third Issuer, the Third Issuer Cash Manager and the other Agents of the aggregate principal amount outstanding of the relevant Third Issuer Notes;

(b) receive any document relating to or affecting the title to any Individual Note Certificates including all forms of transfer, forms of exchange, probates, letters of administration and powers of attorney and maintain proper records of the details of all documents received;

(c) prepare all such lists of the holders of the Individual Note Certificates as may be required by the Third Issuer, the Third Issuer Cash Manager, the Paying Agents or the Note Trustee or any person authorised by any of them;

(d) comply with the proper and reasonable requests of the Third Issuer with respect to the maintenance of the Register and provide the Paying Agents with such information relating to the Individual Note Certificates as they may reasonably require for the proper performance of their duties; and

(e) carry out such other acts as may reasonably be necessary to give effect to the Third Issuer Conditions, this Agreement and the Regulations. In carrying out its functions the Registrar shall act in accordance with the terms of this Agreement, the Regulations, the Third Issuer Conditions and the Third Issuer Trust Deed.

No transfer from a holder of an Individual Note Certificate shall be registered for a period of 15 days immediately preceding an Interest Payment Date.

10.11 ***Additional Duties of the Transfer Agent:*** Subject as provided in and in accordance with the Third Issuer Conditions, the Regulations and this Agreement or if otherwise requested by the Third Issuer, the Transfer Agent shall:

(a) on behalf of the Registrar, authenticate Note Certificates in accordance with this Agreement upon any transfer of interests in a Global Note Certificate, Individual Note Certificate or otherwise upon any transfer of any Third Issuer Notes;

(b) on behalf of the Registrar, make available forms of transfer, Forms of Proxy and any certificates as to beneficial ownership in respect of the Third Issuer Notes, receive requests for the transfer of Note Certificates, forms of transfer, Forms of Proxy, certificates and other evidence, inform the Registrar of the name and address of the holder of each such Note Certificate, the serial numbers of any Note Certificates, the name and address of the relevant person to be inserted in the Register, forward each such document to the Registrar and, upon being informed by the Registrar that the appropriate entries have been made in the Register and all formalities complied with, forthwith upon request by the Registrar issue new Note Certificates on behalf of the Registrar representing the relevant new Note Certificates to be transferred;

(c) keep the Registrar informed of all transfers and exchanges and give to the Paying Agents and the Registrar such further information with regard to its activities hereunder as may reasonably be required by them for the proper carrying out of their respective duties; and

(d) carry out such other acts as may be necessary to give effect to the Third Issuer Conditions, this Agreement and the Regulations.

11. Agents to act for Note Trustee

11.1 ***Actions of Agents after Notice by Note Trustee of a Note Event of Default:*** At any time after a Note Event of Default in respect of the Third Issuer Notes or any of them shall have occurred (which shall not have been waived by the Note Trustee or remedied to its satisfaction), the Paying Agents, the Agent Bank, the Transfer Agent and the Registrar shall, if so required by notice in writing given by the Note Trustee to the Third Issuer and the Agents (or such of them as are specified in such notice):

(a) act thereafter, and until otherwise instructed by the Note Trustee, as the Agents of the Note Trustee on the terms *mutatis mutandis* provided herein (with consequential amendments as necessary and save that the Note Trustee's liability under any provision herein contained for the remuneration indemnification and payment of out-of pocket expenses of such Agents shall be limited to the amount for the time being held by the Note Trustee on the trusts of the Third Issuer Trust Deed which is available to be applied by the Note Trustee for such purpose) and thereafter hold all Note Certificates and all sums, documents and records held by them in their respective capacities in respect of the Third Issuer Notes on behalf of the Note Trustee; and/or

(b) deliver up all Note Certificates and all sums, documents and records held by them in respect of the Third Issuer Notes to the Note Trustee or as the Note Trustee shall direct in such notice, provided that such notice shall be deemed not to apply to any document or record which any Agent is obliged not to release by any applicable law or regulation.

11.2 ***Withdrawal of Notice:*** The Note Trustee may, at any time if a Note Event of Default is remedied to the reasonable satisfaction of the Note Trustee during any applicable grace period, by notice in writing to the Third Issuer and the relevant Agents, withdraw any notice given by the Note Trustee pursuant to Clause 11.1 whereupon such Agents shall act as agents of the Third Issuer in accordance with the terms hereof. The withdrawal of any notice given by the Note Trustee pursuant to Clause 11.1 shall not preclude the Note Trustee from issuing any other or further notices pursuant to that Clause on any subsequent occasion and at any time after the occurrence of a Note Event of Default, no notice given by the Note Trustee pursuant to Clause 11.1 shall be withdrawn except at the absolute discretion of the Note Trustee.

12. Fees and Expenses

12.1 *Fees:* The Third Issuer shall pay to each Agent, during the period when any of the Third Issuer Notes remains outstanding, such fees as have been agreed in writing between the Third Issuer and each Agent in respect of the respective services of each Agent hereunder (together with any amounts in respect of value added tax (against production of a valid tax invoice)). If any agent shall cease to be an Agent hereunder, it shall repay to the Third Issuer, the unearned portion, calculated on a pro rata basis of the said fees.

12.2 ***Front-end Expenses:*** The Third Issuer shall after receipt of an account of such expenses reimburse each Agent for all reasonable out-of-pocket expenses incurred by it in the negotiation, preparation and execution of this Agreement and for all reasonable expenses (including, without limitation, reasonable legal fees and any communication, courier, postage and other out-of-pocket expenses) properly incurred in connection with its services hereunder (together with any amounts in respect of value added tax (against production of a valid tax invoice)) provided that such expenses shall not have been incurred as a result of the Agent's negligence, wilful misconduct or bad faith, other than such costs and expenses as are separately agreed to be reimbursed out of the fees payable under Clause 12.1 (*Fees*).

12.3 ***Taxes and Expenses Occasioned by Default:*** The Third Issuer shall pay all stamp, registration and other similar taxes, duties and governmental levies of whatsoever nature (including any interest and penalties thereon or in connection therewith) which are payable upon or in connection with the execution and delivery of this Agreement.

12.4 ***Payment:*** All amounts to be paid by the Third Issuer to any Agent under this Clause 12 (*Fees and Expenses*) shall only be payable in accordance with and subject to the Third Issuer Priority of Payments which is applicable to the Third Issuer at the time of payment.

13. Terms of Appointment

13.1 ***Rights and Powers of the Paying Agents***:

(a) The Paying Agents shall (except as ordered by a court of competent jurisdiction or as required by law) in connection with their services hereunder (whether or not the relevant Third Issuer Note shall be overdue and notwithstanding any notice to the contrary or writing shown thereon or any notice of previous loss or theft or of trust or other interest therein (other than a duly executed form of transfer)) be entitled to treat the registered holder of any Third Issuer Note as the absolute owner of such Third Issuer Note for all purposes and (save as expressly provided hereunder) make payments thereon.

(b) Each Agent may in connection with its services hereunder:

(i) rely upon the terms of any notice, communication or other document reasonably believed by it to be genuine;

(ii) engage and pay for the advice or services of any lawyers or other experts (being an appointee who shall have been previously approved in writing by the Note Trustee) whose advice or services it considers necessary and rely upon any written advice so obtained (and such Agent shall be protected and shall incur no liability as against the Third Issuer in respect of any action taken, or suffered to be taken in good faith, in accordance with such advice except to the extent that such liability arises out of any breach of contract, bad faith, misconduct or negligence on the part of such Agent);

(iii) assume that the terms of each Global Note Certificate and Individual Note Certificate as issued are correct;

(iv) refer any question relating to the ownership of any Note Certificate, or the adequacy or sufficiency of any evidence supplied in connection with the replacement, transfer or exchange of any Note Certificate to the Third Issuer for determination by the Third Issuer and in good faith conclusively rely upon any determination so made; and

(v) whenever in the administration of this Agreement it shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, in the absence of bad faith or negligence or wilful misconduct on its part, accept a certificate signed by any person duly authorised on behalf of the Third Issuer as to any fact or matter prima facie within the knowledge of the Third Issuer as sufficient evidence thereof.

13.2 ***Provision of Specimen Signatures:*** The Third Issuer will supply the Paying Agents, the Transfer Agent and the Registrar with the names and specimen signatures of its Authorised Signatories.

13.3 ***Extent of Duties:*** Each Agent shall only be obliged to perform the duties set out herein and such other duties as are necessarily incidental thereto. No Agent shall (i) be under any fiduciary duty towards or have any relationship of agency or trust for or with any person other than the Third Issuer and (to the extent expressly provided herein only) the

Note Trustee (ii) be responsible for or liable in respect of the authorisation, validity or legality or enforceability of any Third Issuer Note or any Note Certificate (other than in respect of the authentication of Note Certificates by it in accordance with this Agreement) or any act or omission of any other person including, without limitation, any other Agent (except to the extent that such liability arises out of any breach of contract, bad faith, misconduct or negligence on the part of any such Agent), (iii) be under any obligation towards any person other than the Third Issuer, the other Agents and the Note Trustee or (iv) assume any relationship of agency or trust for or with any Noteholder except that funds received by the Paying Agents for the payment of any sums due in respect of any Third Issuer Notes shall be held by them on trust for the relevant Noteholders to the extent required by the Trust Indenture Act until the expiration of the relevant prescription period under the Third Issuer Trust Deed.

13.4 ***Freedom to Transact:*** Each Agent may purchase, hold and dispose of beneficial interests in a Third Issuer Note and may enter into any transaction (including, without limitation, any depository, trust or agency transaction) with the Third Issuer or any holders or owners of any Third Issuer Notes or with any other party hereto in the same manner as if it had not been appointed as the agent of the Third Issuer or the Note Trustee in relation to the Third Issuer Notes.

13.5 ***Indemnity in favour of the Agents:*** The Third Issuer agrees to indemnify each Agent for, and to hold such Agent harmless against, any loss, liability or expense incurred by it arising out of, or in connection with, its acting as agent of the Third Issuer or the Note Trustee in relation to the Third Issuer Notes provided that such loss, liability and/or expense has not arisen as a result of its own fraud, negligence, wilful misconduct or breach of contract. No termination of this Agreement shall affect the obligations created by this Clause 13.5.

13.6 ***Indemnity in favour of the Third Issuer:*** Each Agent shall severally indemnify the Third Issuer and, for the purposes of Clause 11 (*Agents to act for Note Trustee*), the Note Trustee, against any loss, liability, reasonable costs and expenses including any claim, action or demand which the Third Issuer or Note Trustee may incur or which may be made against it as a result of the breach by such Agent of the terms of this Agreement or its negligence, breach of contract, bad faith or wilful misconduct or that of its officers or employees including any failure to obtain and maintain in existence any consent, authorisation, permission or licence required by it for the assumption, exercise and performance of its powers and duties hereunder. No termination of this Agreement shall affect the obligations created by this Clause 13.6.

14. No Liability for Consequential Loss

No Paying Agent shall in any event be liable to the Third Issuer or to any other party to the Third Issuer Transaction Documents for any special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), whether or not foreseeable and in each case however caused or arising.

15. Termination of Appointment

15.1 ***Resignation:*** Subject to Clause 15.8 (*Limitations on Resignation and Revocation*), each Paying Agent in respect of any or all classes of Third Issuer Notes or the Agent Bank, the Registrar or the Transfer Agent may resign its appointment upon not less than 60 days' written notice to the Third Issuer, the Third Issuer Cash Manager and the Note Trustee to that effect, provided, however, that

(a) if such resignation would otherwise take effect less than 30 days before or after the maturity date or other date for redemption of the Third Issuer Notes or any Payment Date in relation to the Third Issuer Notes, it shall not take effect until the thirtieth day following such date; and

(b) in the case of the Registrar, the only remaining Paying Agent with its Specified Office in the United Kingdom, the Agent Bank or the only remaining Paying Agent with its Specified Office outside the United Kingdom, such resignation shall not take effect until a successor has been duly appointed in accordance with Clause 15.4 (*Additional and Successor Agents*) and notice of such appointment has been given to the Noteholders.

15.2 ***Revocation:*** Subject to Clause 15.7 (*Limitations on Resignation and Revocation*), the Third Issuer may at any time with the prior written consent of the Note Trustee revoke its appointment of any Agent as its agent in relation to the Third Issuer Notes by not less than 60 days' written notice to the Note Trustee and such Agent whose appointment is to be revoked, which notice shall expire not less than 30 days before a Payment Date, provided, however, that in the case of the Registrar, the Principal Paying Agent, the Agent Bank or the only remaining Paying Agent with its Specified Office outside the United Kingdom, such resignation shall not take effect until a successor has been duly appointed consistently with Clause 15.4 (*Additional and Successor Agents*) and notice of such appointment has been given to the Noteholders.

15.3 ***Automatic Termination:*** The appointment of any Agent shall terminate forthwith if at any time:

(a) such Agent becomes incapable of acting;

(b) a secured party takes possession, or a receiver, manager or other similar officer is appointed, of the whole or any part of the undertaking, assets and revenues of such Agent;

(c) such Agent admits in writing its insolvency or inability to pay its debts as they fall due or suspends payments of its debts;

(d) an administrator or liquidator of such Agent or the whole or any part of the undertaking, assets and revenues of such Agent is appointed (or application for any such appointment is made);

(e) such Agent takes any action for a readjustment or deferment of any of its obligations or makes a general assignment or an arrangement or composition with or for the benefit of its creditors or declares a moratorium in respect of any of its indebtedness;

(f) an order is made or an effective resolution is passed for the winding up of such Agent; or

(g) any event occurs which has an analogous effect to any of the foregoing in relation to such Agent.

On the occurrence of any of the above, the relevant Agent shall forthwith notify the Third Issuer, the Third Issuer Cash Manager, the Note Trustee and the Paying Agents. If the appointment of the Registrar or the only remaining Principal Agent with a Specified Office in the United Kingdom, the Agent Bank or the only remaining Paying Agent with its Specified Office outside of the United Kingdom is terminated in accordance with the preceding sentence, the Third Issuer shall forthwith appoint a successor in accordance with Clause 15.4 (*Additional and Successor Agents*).

15.4 ***Additional and Successor Agents:*** The Third Issuer may with the prior written approval of the Note Trustee appoint a successor principal paying agent, US paying agent, agent bank or registrar and additional or successor transfer agents or paying agents and shall forthwith give notice of any such appointment to the continuing Agents, the Noteholders, the Third Issuer Cash Manager and the Note Trustee, whereupon the successor or additional agents shall acquire and become subject to the same rights and obligations between themselves as if they had entered into an agreement in the form *mutatis mutandis* of this Agreement.

15.5 ***Agent may appoint Successor:*** If any Agent gives notice of its resignation in accordance with Clause 15.1 (*Resignation*) and by the tenth day before the expiration of such notice a successor agent has not been duly appointed in accordance with Clause 15.4 (*Additional and Successor Agents*), such Agent may itself, following such consultation with the Third Issuer as is practicable in the circumstances and with the prior written approval of the Note Trustee and the Third Issuer (provided such failure to appoint was not due to default by the Third Issuer), appoint as its successor agent any reputable and experienced bank or financial institution and give notice of such appointment to the Third Issuer, the Note Trustee, the Third Issuer Cash Manager, the remaining Agents and the Noteholders.

15.6 ***Rights of Successor Agent:*** Upon the execution by the Third Issuer and any successor agent of an instrument effecting the appointment of a successor agent, such successor agent shall, without any further act, deed or conveyance, become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of its predecessor with like effect as if originally named as the relevant agent herein and such predecessor, upon payment to it of the pro rata proportion of its administration fee and disbursements then unpaid (if any), shall thereupon become obliged to transfer, deliver and pay over, and such successor agent shall be entitled to receive, all monies, records and documents (including any Note Certificates of the relevant class or classes of Third Issuer Notes, if any) held by such predecessor hereunder.

15.7 ***Maintenance of a Paying Agent in the European Union:*** The Third Issuer undertakes that, if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, it shall ensure that it maintains a Paying Agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to the Directive.

15.8 ***Limitations on Resignation and Revocation:*** Notwithstanding Clause 15.1 (*Resignation*) and Clause 15.2 (*Revocation*):

(a) if at any time there should be only one Paying Agent, no resignation by or termination of the appointment of the Paying Agent shall take effect until a successor paying agent in respect of the affected class or classes of Third Issuer Notes approved in writing by the Note Trustee has been appointed on terms previously approved in writing by the Note Trustee;

(b) no resignation by or termination of the appointment of any Paying Agent shall take effect if as a result of such resignation or termination there would cease to be a Paying Agent in respect of the affected class or classes of Third Issuer Notes having a Specified Office in London or New York (as the case may be);

(c) no appointment or termination of the appointment of a Paying Agent shall take effect unless and until notice thereof shall have been given to the relevant Noteholders in accordance with the Third Issuer Conditions;

(d) no resignation by or revocation of the appointment of the Agent Bank shall take effect until a new Agent Bank having its Specified Office in London has been appointed;

(e) no resignation by or termination of the appointment of the Registrar shall take effect until a new Registrar having its Specified Office in London has been appointed; and

(f) the appointment of any additional Paying Agent shall be *mutatis mutandis* on the terms and subject to the conditions of this Agreement and each of the parties hereto shall co-operate fully to do all such further acts and things and execute any further documents as may be necessary or desirable to give effect to the appointment of such Paying Agent.

15.9 ***Effect of Resignation, Revocation and Termination:*** Upon any resignation or revocation taking effect under Clause 15.1 (*Resignation*) or Clause 15.2 (*Revocation*) or any termination under Clause 15.3 (*Automatic Termination*), the relevant Agent shall:

(a) without prejudice to any accrued liabilities and obligations, be released and discharged from any further obligations under this Agreement (save that it shall remain entitled to the benefit of, and subject to, Clauses 12 (*Fees and Expenses*), Clause 13 (*Terms of Appointment*) and Clause 15 (*Termination of Appointment*));

(b) repay to the Third Issuer such part of any fee paid to it in accordance with Clause 12.1 (*Fees*) as shall relate to any period thereafter;

(c) deliver to the Third Issuer and to its successor agent a copy, certified as true and up-to-date by an officer of such Agent of the records maintained by it pursuant to this Agreement;

(d) forthwith transfer all monies and papers (including any unissued Note Certificates held by it hereunder) to its successor in that capacity and provide reasonable assistance to its successor for the discharge by it of its duties and responsibilities hereunder; and

(e) in the case of any Paying Agent, pay to the successor paying agent any amount held by it for payment of principal or interest in respect of the relevant Third Issuer Notes.

15.10 ***Change of Specified Office:*** If any Agent shall determine to change its Specified Office (which, in the case of each Paying Agent, may only be effected within the same city where each Paying Agent currently has its Specified Office), it shall give to the Third Issuer and the Note Trustee written notice of such determination giving the address of the new Specified Office and stating the date on which such change is to take effect, which date shall not be less than 30 days after the date of such notice, provided that no such notice shall take effect within the period of 30 days before or after any Payment Date. The Third Issuer shall, within 40 days of receipt of such notice (unless the appointment is pursuant to a revocation or termination under Clause 15.2 (*Revocation*) or Clause 15.3 (*Automatic Termination*) above on or prior to the date of such change), give to the Noteholders notice of such change as approved by the Note Trustee and of the address of the Specified Office in accordance with the Third Issuer Conditions but the costs of giving such notice shall be borne by such Agent changing its office and not by the Third Issuer.

15.11 ***Merger:*** Any legal entity into which any Agent is merged or converted or any legal entity resulting from any merger or conversion to which such Agent is a party shall, to the extent permitted by applicable law, be the successor to such Agent without any further formality, whereupon the Third Issuer, the Note Trustee, the other Agents and such successor shall acquire and become subject to the same rights and obligations between themselves as if they had entered into an agreement in the form *mutatis mutandis* of this Agreement. Written notice of any such merger or conversion shall forthwith be given by such successor to the Third Issuer, the Note Trustee and the other Agents.

16. Non-Petition and Limited Recourse

16.1 ***Limited Recourse:*** Each party hereto agrees that notwithstanding any other provisions hereof, all payments to be made by the Third Issuer under this Agreement will be payable only from, and to the extent of, the sums paid to, or net proceeds recovered by or on behalf of, the Third Issuer or the Note Trustee in respect of the Third Issuer Charged Property less any amount which is required to be paid to any other person in priority to or in the same priority as the relevant party hereto subject to and in accordance with the Third Issuer Priority of Payments and there will be no other assets of the Third Issuer available for any further payments and following the realisation of the Third Issuer Charged Property and the distribution of the proceeds thereof in accordance with the Third Issuer Deed of Charge none of the parties hereto shall be entitled to take any further steps against the Third Issuer to recover any sums due hereunder but still unpaid and all outstanding claims in respect of such sums due but still unpaid shall be extinguished. The parties hereto look solely to such sums and proceeds and the rights of the Third Issuer in respect of the Third Issuer Charged Property (net as aforesaid) for payments to be made by the Third Issuer. The obligations of the Third Issuer to make such payments hereunder will be limited to such sums and the proceeds of realisation of the Third Issuer Charged Property (net as aforesaid) and the parties hereto will have no further recourse in respect thereof.

16.2 ***Non-Petition:*** Each of the Agents hereby covenants and agrees with the Third Issuer and the Note Trustee that:

(a) only the Note Trustee may enforce the security created in favour of the Note Trustee by the Third Issuer Deed of Charge in accordance with its provisions; and

(b) save as provided in the Third Issuer Trust Deed, it shall not take any steps for the purpose of recovering any sums due under this Agreement or enforcing any rights arising out of this Agreement or institute against the Third Issuer or join any other person in instituting against the Third Issuer any winding-up, administration, reorganisation, liquidation, bankruptcy, insolvency or other proceedings of the Third Issuer for so long as the Third Issuer Notes are outstanding and until two years and one day has elapsed after all amounts outstanding under the Third Issuer Secured Obligations have been paid in full.

16.3 ***Payment to Note Trustee:*** Each of the Agents hereby undertakes with the Note Trustee and the Third Issuer that if, whether in the liquidation of the Third Issuer or otherwise any payment is made to or amount recovered by any Agent otherwise than in accordance with the Third Issuer Deed of Charge, the amount so paid or recovered shall be paid by such Agent to the Note Trustee.

17. Notices

Any notices or other communication or document to be given or delivered pursuant to this Agreement to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a business day in the place of the addressee or otherwise on the next business day in the place of the addressee if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Third Issuer, to Granite Mortgages 02-1 plc, c/o Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of: Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Note Trustee, to The Bank of New York (London Branch) at One Canada Square, 48th Floor, London E14 5AI (facsimile number 020 7964 6061/6399) for the attention of: Global Structured Products Unit (Corporate Trust);

(c) in the case of the Third Issuer Cash Manager to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(d) in the case of any Agent, to it at the address or fax number specified against its name in Schedule 1 (Specified Offices of the Agents) hereto (or in the case of an Agent not originally a party hereto, specified by notice to the parties hereto at the time of its appointment) for the attention of the person or department specified therein,

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by fifteen days prior written notice in accordance with the provisions of this Clause 17.

18. **Third Party Rights**

A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

19. **Time of the Essence**

Any date or period specified in this Agreement may be postponed or extended by mutual agreement among the parties, but as regards any date or period originally fixed or so postponed or extended, time shall be of the essence.

20. **Variation and Waiver**

No variation or waiver of this Agreement shall be effective unless it is in writing and signed by a duly authorised signatory of each party. No single or partial exercise of, or failure or delay in exercising, any right under this Agreement shall constitute a waiver or preclude any other or further exercise of that or any other right.

21. **Execution in Counterparts; Severability**

21.1 ***Counterparts:*** This Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

21.2 ***Severability:*** Where any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

22. **Governing Law and Jurisdiction; Process Agent; Appropriate Forum**

22.1 ***Governing Law:*** This Agreement is governed by, and shall be construed in accordance with, English law.

22.2 ***Jurisdiction:*** The parties hereto irrevocably agree for the benefit of the Third Issuer and the Note Trustee that the courts of England are to have jurisdiction to settle any suit, action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submit to the jurisdiction of such courts.

22.3 ***Process Agent:*** The US Paying Agent irrevocably and unconditionally appoints the Principal Paying Agent at its registered office for the time being as its agent for service of process in England in respect of any proceedings in respect of this Agreement and undertakes that in the event of the Principal Paying Agent ceasing so to act it will appoint another person with a registered office in London as its agent for service of process.

22.4 *Appropriate Forum:* Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

23. Exclusion of Liability

The Note Trustee is a party to this Agreement only to receive the benefit of the provisions in this Agreement and has no liability under this Agreement.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

SCHEDULE 1
SPECIFIED OFFICES OF THE AGENTS

The Principal Paying Agent

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

The US Paying Agent

Citibank, N.A.
Global Agency and Trust
111 Wall Street, 14th Floor
New York N.Y. 10043
U.S.A.

The Agent Bank

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

The Registrar

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

The Transfer Agent

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

The Note Trustee

The Bank of New York (London Branch)
One Canada Square
48th Floor
London E14 5AL

SCHEDULE 2
REGULATIONS CONCERNING THE TRANSFER, EXCHANGE AND REGISTRATION OF THE THIRD ISSUER NOTES

1. The Third Issuer Notes are in their respective Authorised Denominations of £10,000, £100,000, $10,000, $100,000, €10,000 or €100,000 depending on the currency of denomination, or in such other denominations as the Note Trustee shall determine and notify to the relevant Noteholders. Each Dollar Note shall be held in an Authorised Dollar Holding, each Sterling Note shall be held in an Authorised Sterling Holding and each Euro Note shall be held in an Authorised Euro Holding.

2. Subject to paragraphs 4, 6 and 11 below, a Third Issuer Note may be transferred by execution of the relevant form of transfer under the hand of the transferor or, where the transferor is a corporation, under its common seal or under the hand of two of its officers duly authorised in writing. Where the form of transfer is executed by an attorney or, in the case of a corporation, under seal or under the hand of two of its officers duly authorised in writing, a copy of the relevant power of attorney certified by a financial institution in good standing or a notary public or in such other manner as the Registrar may require or, as the case may be, copies certified in the manner aforesaid of the documents authorising such officers to sign and witness the affixing of the seal must be delivered with the form of transfer. In this Schedule, "**transferor**" shall, where the context permits or requires, include joint transferors and shall be construed accordingly.

3. The Note Certificate issued in respect of a Third Issuer Note to be transferred or exchanged must be surrendered for registration, together with a duly completed and executed form of transfer (including any certification as to compliance with restrictions on transfer included in such form of transfer) at the Specified Office of the Registrar or the Transfer Agent, together with such evidence as the Registrar or (as the case may be) the Transfer Agent may reasonably require to prove the title of the transferor and the authority of the persons who have executed the form of transfer. The signature of the person effecting a transfer or exchange of a Third Issuer Note shall conform to any list of duly authorised specimen signatures supplied by the holder of such Third Issuer Note or be certified by a financial institution in good standing, notary public or in such other manner as the Registrar or the Transfer Agent may require.

4. No Noteholder may require the transfer of a Third Issuer Note to be registered during the period of 15 calendar days ending on a Payment Date in respect of such Third Issuer Note.

5. No Noteholder which has executed a Form of Proxy in relation to any Meeting may require the transfer of a Third Issuer Note covered by such Form of Proxy to be registered until the earlier of the conclusion of the Meeting and its adjournment for want of quorum.

6. The executors or administrator of a deceased holder of a Third Issuer Note (not being one of several joint holders) and, in the case of the death of one or more of several joint

holders, the survivor or survivors of such joint holders, shall be the only persons recognised by the Third Issuer as having any title to such Third Issuer Note.

7. Any person becoming entitled to any Third Issuer Notes in consequence of the death or bankruptcy of the holder of such Third Issuer Notes may, upon producing such evidence that he holds the position in respect of which he proposes to act under this paragraph or of his title as the Registrar or the Transfer Agent shall require (including legal opinions), become registered himself as the holder of such Third Issuer Notes or, subject to the provisions of these Regulations, the Third Issuer Notes and the relevant Third Issuer Conditions as to transfer, may transfer such Third Issuer Notes. The Third Issuer, the Transfer Agent and the Registrar shall be at liberty to retain any amount payable upon the Third Issuer Notes to which any person is so entitled until such person shall be registered as aforesaid or shall duly transfer such Third Issuer Notes.

8. Unless otherwise required by him and agreed by the Third Issuer and the Registrar, the holder of any Third Issuer Notes shall be entitled to receive only one Note Certificate in respect of his holding.

9. The joint holders of any Third Issuer Note shall be entitled to one Note Certificate only in respect of their joint holding which shall, except where they otherwise direct, be delivered to the joint holder whose name appears first in the Register in respect of the joint holding.

10. Where there is more than one transferee (to hold other than as joint holders), separate forms of transfer (obtainable from the specified office of the Registrar or the Transfer Agent) must be completed in respect of each new holding.

11. A holder of Third Issuer Notes may transfer all or part of his holding provided that both the principal amount of Third Issuer Notes transferred and the principal amount of the balance transferred are in an amount equal to an Authorised Denomination. Where a holder of Third Issuer Notes has transferred part only of his holding comprised therein, there shall be delivered to him a new Note Certificate in respect of the balance of such holding.

12. The Third Issuer, the Transfer Agent and the Registrar shall, save in the case of the issue of replacement Third Issuer Notes pursuant to the Third Issuer Conditions, make no charge to the holders for the registration of any holding of Third Issuer Notes or any transfer thereof or for the issue of any Third Issuer Notes or for the delivery thereof at the Specified Office of the Transfer Agent or the Registrar or by uninsured post to the address specified by the holder, but such registration, transfer, issue or delivery shall be effected against such indemnity from the holder or the transferee thereof as the Registrar or the Transfer Agent may require in respect of any tax or other duty of whatever nature which may be levied or imposed in connection with such registration, transfer, issue or delivery.

13. Provided a transfer of a Third Issuer Note is duly made in accordance with all applicable requirements and restrictions upon transfer and the Note Certificate(s) issued in relation

to such Third Issuer Note transferred are presented to the Transfer Agent and/or the Registrar in accordance with the Third Issuer Paying Agency and Agent Bank Agreement and these Regulations and subject to unforeseen circumstances beyond the control of the Transfer Agent or the Registrar arising, the Transfer Agent and the Registrar will, within five business days of the request for transfer being duly made, deliver at its Specified Office or despatch to the transferee by uninsured post (at the request and risk of the transferee) to such address as the transferee entitled to the Third Issuer Notes in relation to which such Note Certificate is issued may have specified, a Note Certificate in respect of which entries have been made in the Register, all formalities complied with and the name of the transferee completed on the Note Certificate by or on behalf of the Registrar; and, for the purposes of this paragraph, '**business day**" means a day (other than a Saturday or a Sunday) on which commercial banks are open for business (including dealings in foreign currencies) in the cities in which the Registrar and the Transfer Agent have their respective Specified Office.

14. No transfer may be effected unless:

(a) such Third Issuer Note is transferred in a transaction that does not require registration under the Securities Act and is not in violation of the United States Investment Company Act of 1940;

(b) such transfer is effected in accordance with the provision of any restrictions on transfer specified in the legends (if any) set forth on the face of the Note Certificate issued in relation to such Third Issuer Note;

(c) the transferee delivers to the Registrar or the Transfer Agent a form of transfer (including any certification as to compliance with restrictions on transfer included in such form of transfer) endorsed on the Note Certificate issued in relation to such Third Issuer Note; and

(d) if the Third Issuer so requests, the Transfer Agent and the Registrar receive an opinion of counsel satisfactory to all of them.

15. Except for in connection with the issue of replacement Note Certificates pursuant to Clause 6 (*Replacement Note Certificates*) hereof, no charge shall be made to the Noteholders in connection with, inter alia,

(a) the registration of any holding of Third Issuer Notes; or

(b) the transfer of Third Issuer Notes subject to any registration, transfer, issue or delivery which may be effected against an indemnity from the Noteholder or transferee as any relevant Paying Agent or, as the case may be, the Transfer Agent may require in respect of any tax or other duty levied or imposed in connection with such registration, transfer, issue or delivery.

16. If Third Issuer Notes are issued upon the transfer, exchange or replacement of Note Certificates not bearing the Regulation S Legend (as defined below), the Note Certificates so issued shall not bear the Regulation S Legend. If Note Certificates are issued upon the

transfer, exchange or replacement of Note Certificates bearing the Regulation S Legend, the Note Certificates so issued shall bear the Regulation S Legend. Each Note Certificate issued in exchange therefor shall bear a legend (the "**Regulation S Legend**") in substantially the following form:

> "THIS THIRD ISSUER NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND, AS A MATTER OF U.S. LAW, PRIOR TO THE DATE THAT IS 40 DAYS AFTER THE LATER OF THE CLOSING DATE AND THE COMMENCEMENT OF THE OFFERING OF THE THIRD ISSUER NOTES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES."

17. Notwithstanding any provision to the contrary herein, so long as Third Issuer Notes are represented by a Global Note Certificate which is held by or on behalf of DTC, transfers, exchanges or replacements of the Third Issuer Notes represented by such Global Note Certificate shall only be made in accordance with the legends relating to DTC set forth thereon.

EXECUTION PAGE

Executed for and on behalf of:

GRANITE MORTGAGES 02-1 PLC
By:

Name: K.M. CURRIE
Title: DIRECTOR

The Principal Paying Agent, the Agent Bank, the Registrar and theTransfer Agent and the US Paying Agent
By:

Name:
Title

The US Paying Agent
By:

Name:
Title

Executed for and on behalf of:
THE BANK OF NEW YORK
By:

Name:
Title:

EXHIBIT 4.9

Third Issuer Cash Management Agreement

Execution Copy

Dated 20 March 2002

NORTHERN ROCK PLC
as Third Issuer Cash Manager

GRANITE MORTGAGES 02-1 PLC
as Third Issuer

- and –

THE BANK OF NEW YORK
as Note Trustee

THIRD ISSUER CASH MANAGEMENT AGREEMENT

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
UK: 508317v6

CONTENTS

THIS THIRD ISSUER CASH MANAGEMENT AGREEMENT is made on 20 March 2002

BETWEEN:

(1) **NORTHERN ROCK PLC** (registered number 3273685), a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL in its capacity as cash manager for the Third Issuer (the "**Third Issuer Cash Manager**", which expression shall include such other person as may from time to time be appointed as cash manager for the Third Issuer pursuant to this Agreement);

(2) **GRANITE MORTGAGES 02-1 PLC** (registered number 4340767), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**"); and

(3) **THE BANK OF NEW YORK**, whose principal office is at One Canada Square, 48th Floor, London E14 5AL, in its capacity as trustee (the "**Note Trustee**" which expression shall include such company and all other persons or companies for the time being acting as the trustee or trustees under the Third Issuer Deed of Charge and the Third Issuer Trust Deed).

WHEREAS:

(A) On the Closing Date the Third Issuer will issue the Third Issuer Notes constituted by the Third Issuer Trust Deed. From the proceeds of the issue of those Third Issuer Notes, the Third Issuer shall make an intercompany loan to Granite Finance Funding Limited ("**Funding**") pursuant to the terms of the Third Issuer Intercompany Loan Agreement.

(B) The Third Issuer Cash Manager is willing to provide cash management services to the Third Issuer and the Note Trustee on the terms and subject to the conditions contained in this Agreement.

IT IS HEREBY AGREED as follows:

1. Definitions and Interpretation

1.1 The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement. The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

2. **Appointment of Third Issuer Cash Manager**

2.1 ***Appointment:*** Until termination pursuant to Clause 12 (*Termination*), the Third Issuer and the Note Trustee (according to their respective estates and interests) each hereby appoints the Third Issuer Cash Manager as its lawful agent on each of their behalves to provide the Third Issuer Cash Management Services set out in this Agreement, including in relation to the Third Issuer Notes to be issued by the Third Issuer. The Third Issuer Cash Manager in each case hereby accepts such appointment on the terms and subject to the conditions of this Agreement.

2.2 ***Duties prescribed by Transaction Documents:*** For the avoidance of doubt and in connection with the powers conferred under Clause 2.1 (*Appointment*), save as expressly provided elsewhere in this Agreement, nothing herein shall be construed so as to give the Third Issuer Cash Manager any powers, rights, authorities, directions or obligations other than as specified in this Agreement or any of the other Transaction Documents.

2.3 ***Appointment conditional upon issuance of Third Issuer Notes:*** The appointment pursuant to Clause 2.1 (*Appointment*) is conditional upon the issue of the Third Issuer Notes and the making of the Third Issuer Intercompany Loan under the Third Issuer Intercompany Loan Agreement and shall take effect upon and from the Closing Date automatically without any further action on the part of any person, PROVIDED THAT if the issue of the Third Issuer Notes has not occurred by 30 April 2002, or such later date as the Third Issuer and the Lead Managers may agree, this Agreement shall cease to be of further effect.

3. **The Third Issuer Cash Management Services**

3.1 ***General:*** The Third Issuer Cash Manager shall provide the services set out in this Agreement (including, without limitation, Schedules 1 and 2 attached hereto) (the "**Third Issuer Cash Management Services**").

3.2 ***Approvals and authorisations:*** The Third Issuer Cash Manager shall maintain, or procure the maintenance of, the approvals, authorisations, consents and licences required in connection with the business of the Third Issuer and shall prepare and submit, or procure the preparation and submission of, on behalf of the Third Issuer, all necessary applications and requests for any further approvals, authorisations, consents or licences which may be required in connection with the business of the Third Issuer and shall, so far as it reasonably can do so, perform the Third Issuer Cash Management Services in such a way as not to prejudice the continuation of any such approvals, authorisations, consents or licences.

3.3 ***Compliance with Transaction Documents, etc.:*** The Third Issuer Cash Management Services shall include procuring (so far as the Third Issuer Cash Manager, using its reasonable endeavours, is able so to do) compliance by the Third Issuer with all applicable legal requirements and with the terms of the Third Issuer Transaction Documents, PROVIDED THAT the Third Issuer Cash Manager shall not lend or provide any sum to the

Third Issuer and the Third Issuer Cash Manager shall have no liability whatsoever to the Third Issuer, the Note Trustee or any other person for any failure by the Third Issuer to make any payment due by any of them under any of the Third Issuer Transaction Documents (other than to the extent arising from the Third Issuer Cash Manager failing to perform any of its obligations under any of the Transaction Documents).

3.4 ***Liability of Third Issuer Cash Manager:***

(a) The Third Issuer Cash Manager shall indemnify each of the Third Issuer and the Note Trustee on demand for any loss, liability, claim, expense or damage suffered or incurred by it in respect of the negligence, bad faith or wilful default of the Third Issuer Cash Manager in carrying out its functions as Third Issuer Cash Manager under, or as a result of a breach by the Third Issuer Cash Manager of, the terms and provisions of this Agreement or such other Transaction Documents to which the Third Issuer Cash Manager is a party (in its capacity as such) in relation to such functions.

(b) For the avoidance of doubt, the Third Issuer Cash Manager shall not be liable in respect of any loss, liability, claim, expense or damage suffered or incurred by the Third Issuer or the Note Trustee and/or any other person as a result of the proper performance of the Third Issuer Cash Management Services (as defined in Clause 3.1 (*General*)) by the Third Issuer Cash Manager save to the extent that such loss, liability, claim, expense or damage is suffered or incurred as a result of any negligence, bad faith or wilful default of the Third Issuer Cash Manager under, or as a result of a breach by the Third Issuer Cash Manager of, the terms and provisions of this Agreement or any of the other Transaction Documents to which the Third Issuer Cash Manager is a party (in its capacity as such) in relation to such functions.

4. **Payments, Accounts, Ledgers**

4.1 ***Third Issuer Bank Accounts:*** The Third Issuer Cash Manager hereby confirms that each of the Third Issuer Transaction Accounts have been established on or before the date hereof and that the mandates in the agreed form will apply thereto at the Closing Date. The Third Issuer Cash Manager undertakes (to the extent to which the same is within its control in its capacity as Third Issuer Cash Manager) that at the Closing Date the Third Issuer Transaction Accounts will be operative and that the Third Issuer Cash Manager will not knowingly create or permit to subsist any Security Interest in relation to the Third Issuer Transaction Accounts other than as created under or permitted pursuant to the Third Issuer Deed of Charge.

4.2 ***Third Issuer Ledgers:***

(a) The Third Issuer Cash Manager shall open and maintain in the books of the Third Issuer the following ledgers:

(i) the Third Issuer Revenue Ledger, which shall record all Third Issuer Revenue Receipts standing to the credit of the Third Issuer Transaction Accounts from time to time;

(ii) the Third Issuer Principal Ledger, which shall record all Third Issuer Principal Receipts standing to the credit of the Third Issuer Transaction Accounts from time to time;

(iii) the Third Issuer Principal Deficiency Ledger, which shall comprise three sub-ledgers to be known as the Class A Principal Deficiency Sub Ledger, the Class B Principal Deficiency Sub Ledger and the Class C Principal Deficiency Sub Ledger, and which shall record (A) any principal deficiencies arising from Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan, (B) the application of Third Issuer Principal Receipts to meet any deficiency in Third Issuer Revenue Receipts and (C) the application of Funding Available Principal Receipts to fund the Third Issuer Liquidity Reserve Fund.

(b) The Third Issuer Cash Manager shall make credits and debits to the Third Issuer Ledgers in accordance with the provisions of paragraphs 5, 6, 7, 8 and 9 of Schedule 2 hereto.

4.3 *Payments:*

(a) The Third Issuer Cash Manager shall procure that the following amounts payable to the Third Issuer are paid into the Third Issuer Transaction Accounts:

(i) all Third Issuer Revenue Receipts;

(ii) all Third Issuer Principal Receipts;

(iii) all amounts received by the Third Issuer pursuant to the Third Issuer Basis Rate Swap Agreement and the Third Issuer Currency Swap Agreements; and

(iv) any other amounts whatsoever received by or on behalf of the Third Issuer on or after the Closing Date,

and the Third Issuer Cash Manager shall procure that all investment proceeds from Authorised Investments purchased from amounts standing to the credit of any of the Third Issuer Transaction Accounts are credited to each such account. All amounts received by the Third Issuer denominated (i) in Sterling shall be paid into the Third Issuer Sterling Account, (ii) in U.S. Dollars shall be paid into the Third Issuer Dollar Account and (iii) in Euro shall be paid into the Third Issuer Euro Account.

(b) The Third Issuer Cash Manager shall procure that all transfers and withdrawals of amounts standing to the credit of the Third Issuer Transaction Accounts shall be made in accordance with the provisions of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge.

(c) Each of the payments into the Third Issuer Transaction Accounts referred to in Clause 4.3(a) shall be made forthwith upon receipt by the Third Issuer or the Third Issuer Cash Manager of the amount in question.

(d) For the avoidance of doubt, as soon as reasonably practicable after becoming aware of the same, the Third Issuer Cash Manager may, and shall, withdraw Cash from the Third Issuer Transaction Accounts, if, and to the extent that, such Cash was credited thereto in error and shall use its reasonable endeavours to ensure that such Cash is applied correctly thereafter.

(e) The Third Issuer Cash Manager shall promptly notify each of the Third Issuer and the Note Trustee of any additional account or sub-account which supplements or replaces any account or sub-account specifically referred to in the definition of the "Third Issuer Transaction Accounts" in the Third Issuer Master Definitions Schedule.

(f) Each of the Third Issuer Cash Manager and the Third Issuer undertakes that, so far as it is able to procure the same, the Third Issuer Transaction Accounts and all instructions and mandates in relation thereto will continue to be operative and will not, save as permitted pursuant to the Third Issuer Bank Account Agreement, be changed without the prior written consent of the Note Trustee (such consent not to be unreasonably withheld or delayed). For the avoidance of doubt, the Third Issuer Cash Manager may change the authorised signatories in respect of any instructions or mandates relating to the Third Issuer, without the prior written consent of the Note Trustee, in accordance with the terms of the Third Issuer Bank Account Agreement.

4.4 ***Withdrawals:***

(a) The Third Issuer Cash Manager may make withdrawals on behalf of the Third Issuer from the Third Issuer Transaction Accounts, but only until receipt of a copy of a Third Issuer Note Enforcement Notice served by the Note Trustee on the Third Issuer, as permitted by this Agreement, the Third Issuer Trust Deed, the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, but shall not in carrying out its functions as Third Issuer Cash Manager under this Agreement otherwise make withdrawals from the Third Issuer Transaction Accounts.

(b) Upon receipt of such a Third Issuer Note Enforcement Notice, no amount shall be withdrawn from any Third Issuer Transaction Account by the Third Issuer Cash Manager without the prior written consent of the Note Trustee.

4.5 ***Cash Management:*** In administering the Third Issuer Transaction Accounts on behalf of the Third Issuer and the Note Trustee, the Third Issuer Cash Manager shall comply with the provisions of Schedule 2 prior to receipt by the Third Issuer Cash Manager of a copy of any Third Issuer Note Enforcement Notice served on the Third Issuer. Following service of a Third Issuer Note Enforcement Notice, the Note Trustee or any Receiver appointed by the Note Trustee will administer the Third Issuer Transaction Accounts in accordance with the terms of the Third Issuer Deed of Charge.

5. **Payments Under Third Issuer Swap Agreements; Termination**

5.1 ***Third Issuer Available Revenue Receipts:*** Subject to the order of priorities of payment set out in Schedule 2 or, as the case may be, the Third Issuer Deed of Charge, on each Payment

Date prior to the enforcement of the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Revenue Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to the Third Issuer Basis Rate Swap Provider. Amounts received by the Third Issuer Cash Manager from the Third Issuer Basis Rate Swap Provider will be applied to pay (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments, (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Euro Notes in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments.

5.2 ***Third Issuer Available Principal Receipts:*** Subject to the order of priorities of payment set out in Schedule 2 or, as the case may be, the Third Issuer Deed of Charge, on each Payment Date prior to enforcement of the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Principal Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments, (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevent classes of Euro Notes in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments.

5.3 ***Following a Non-Asset Trigger Event:*** On each Payment Date following the occurrence of a Non-Asset Trigger Event under the Mortgages Trust Deed but prior to enforcement of the Funding Security under the Funding Deed of Charge or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Principal Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes, and (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap

Provider will be applied to pay amounts due to the holders of the relevant classes of Euro Notes, each in accordance with the priority of payments set forth in Clause 4.2 (*Distribution of Third Issuer Available Principal Receipts Following the Occurrence of a Non-Asset Trigger Event*) of Schedule 2.

5.4 ***Following an Asset Trigger Event:*** On each Payment Date following the occurrence of an Asset Trigger Event under the Mortgages Trust Deed but prior to enforcement of the Funding Security under the Funding Deed of Charge or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will pay Third Issuer Available Principal Receipts received in respect of the Third Issuer Intercompany Loan (after making payments ranking higher in the order or priority of payments) to (1) in respect of the Dollar Notes, the Third Issuer Dollar Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Dollar Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Dollar Notes, and (2) in respect of the Sterling Notes, amounts due to the holders of the relevant classes of Sterling Notes, and (3) in respect of the Euro Notes, the Third Issuer Euro Currency Swap Provider, and amounts received by the Third Issuer Cash Manager from the Third Issuer Euro Currency Swap Provider will be applied to pay amounts due to the holders of the relevant classes of Euro Notes, each in accordance with the priority of payments set forth in Clause 4.3 (*Distribution of Third Issuer Available Principal Receipts Following the Occurrence of an Asset Trigger Event*) of Schedule 2.

5.5 ***Termination:*** If on or prior to the date of the earlier of (i) repayment in full of the Third Issuer Notes or (ii) the service of a Third Issuer Note Enforcement Notice, the Third Issuer Basis Rate Swap or any of the Third Issuer Currency Swaps is terminated, the Third Issuer Cash Manager (on behalf of the Third Issuer and the Note Trustee) shall purchase a replacement hedge, as applicable, in respect of the relevant Series of Third Issuer Notes in each case on terms acceptable to the Rating Agencies, the Third Issuer and the Note Trustee and with a swap provider that the Rating Agencies have previously confirmed in writing to the Third Issuer and the Note Trustee will not cause the then-current ratings of the Third Issuer Notes to be downgraded, withdrawn or qualified. The Third Issuer may apply any early termination payment received from, as appropriate, the relevant Swap Provider for such purpose.

6. No Liability

Save as otherwise provided in this Agreement, the Third Issuer Cash Manager shall have no liability for the obligations of either the Note Trustee or the Third Issuer under any of the Transaction Documents or otherwise and nothing herein shall constitute a guarantee, or similar obligation, by the Third Issuer Cash Manager of either the Note Trustee or the Third Issuer in respect of any of them.

7. Costs and Expenses

7.1 Subject to and in accordance with the Third Issuer Pre-Enforcement Priority of Payments or, as the case may be, the Third Issuer Post-Enforcement Priority of Payments, the Third Issuer will on each Payment Date reimburse the Third Issuer Cash Manager for all out-of-pocket costs, expenses and charges (together with any amounts in respect of Irrecoverable VAT due thereon) properly incurred by the Third Issuer Cash Manager in the performance of the Third Issuer Cash Management Services, including any such costs, expenses or charges not reimbursed to the Third Issuer Cash Manager on any previous Payment Date and the Third Issuer Cash Manager shall supply the Third Issuer with an appropriate VAT invoice issued by the Third Issuer Cash Manager or, if the Third Issuer Cash Manager has treated the relevant cost, expense or charge as a disbursement for VAT purposes, by the person making the supply.

7.2 Unless and until otherwise agreed by the Third Issuer and the Note Trustee in writing (notified to the Third Issuer Cash Manager), the Third Issuer shall be solely responsible for reimbursing the Third Issuer Cash Manager for the out-of-pocket costs, expenses and charges (together with any amounts in respect of Irrecoverable VAT due thereon) referred to in Clause 7.1 (*Costs and Expenses*).

8. Information

8.1 ***Use of information technology systems:***

(a) The Third Issuer Cash Manager represents and warrants that at the date hereof (and in respect of the software which is to be used by the Third Issuer Cash Manager in providing the Third Issuer Cash Management Services) it has in place all necessary licences and/or consents from the respective licensor or licensors (if any) of such software.

(b) The Third Issuer Cash Manager undertakes that it shall for the duration of this Agreement, use reasonable endeavours to:

(i) ensure that the licences and/or consents referred to in paragraph (a) are maintained in full force and effect; and

(ii) except insofar as it would breach any other of its legal obligations, grant to any person to whom it may sub-contract or delegate the performance of all or any of its powers and obligations under this Agreement (and/or to such person as the Third Issuer and the Note Trustee elects as a substitute cash manager in accordance with the terms of this Agreement) a licence to use any proprietary software together with any updates which may be made thereto from time to time.

(c) The Third Issuer Cash Manager shall use reasonable endeavours to maintain in working order the information technology systems used by the Third Issuer Cash Manager in providing the Third Issuer Cash Management Services.

(d) The Third Issuer Cash Manager shall pass to any person to whom it may sub-contract or delegate the performance of all or any of its powers and obligations under this Agreement (and/or to such person as the Third Issuer and the Note Trustee elects as a substitute cash manager in accordance with the terms of this Agreement) the benefit of any warranties in relation to such software insofar as the same are capable of assignment.

8.2 ***Bank Account Statements:*** The Third Issuer Cash Manager shall take all reasonable steps to ensure that it receives a monthly bank statement in relation to each Third Issuer Transaction Account and that it furnishes a copy of such statements to the Third Issuer, with a copy to the Note Trustee upon its request.

8.3 ***Access to Books and Records:*** Subject to all applicable laws, the Third Issuer Cash Manager shall permit the Third Issuer, the Auditors of the Third Issuer, the Note Trustee and/or any other person nominated by the Note Trustee (to whom the Third Issuer Cash Manager has no reasonable objection) at any time during normal office hours upon reasonable notice to have access, or procure that such person or persons are granted access, to all books of record and account relating to the Third Issuer Cash Management Services provided by the Third Issuer Cash Manager and related matters in accordance with this Agreement.

8.4 ***Statutory Obligations:*** The Third Issuer Cash Manager will use its reasonable endeavours, on behalf of the Third Issuer, to prepare or procure the preparation of and file all reports, annual returns, financial statements, statutory forms and other returns which the Third Issuer is required by law to prepare and file. Subject to approval thereof by the directors of the Third Issuer, the Third Issuer Cash Manager shall cause such accounts to be audited by the Auditors and shall procure so far as it is able so to do that the Auditors shall make a report thereon as required by law, and copies of all such documents shall be delivered to the Note Trustee, the Third Issuer and the Rating Agencies as soon as practicable after the end of each accounting reference period of the Third Issuer.

8.5 ***Information Covenants:***

(a) The Third Issuer Cash Manager shall provide the Third Issuer, the Note Trustee, the Seller and the Rating Agencies quarterly with a report in, or substantially in, the form set out in Schedule 3 in respect of the Third Issuer. Such quarterly report shall be delivered to the Third Issuer, the Note Trustee (upon its request), the Seller and the Rating Agencies by the last Business Day of the month in which each Payment Date occurs.

(b) The Third Issuer Cash Manager shall provide, or procure the provision of, to the Third Issuer, the Note Trustee and the Rating Agencies copies of any annual returns or financial statements referred to in Clause 8.4 (*Statutory Obligations*) as soon as reasonably practicable after the preparation thereof.

(c) The Third Issuer Cash Manager shall notify the Rating Agencies and the Note Trustee in writing of the details of (i) any material amendment to the Transaction Documents to which the Third Issuer is a party and of which it is or becomes aware, (ii) the occurrence of a Third Issuer Note Event of Default, or a Third Issuer Intercompany Loan Event of Default or a Third Issuer Cash Manager Termination Event (as defined in Clause 12.1 (*Third Issuer Cash Manager Termination Events*)) and (iii) any other information relating to the Third Issuer Cash Manager as the

Rating Agencies and the Note Trustee may reasonably request in connection with its obligations under this Agreement, PROVIDED THAT the Note Trustee shall not make such a request more than once every three months unless, in the belief of the Note Trustee, a Third Issuer Intercompany Loan Event of Default, a Third Issuer Note Event of Default or a Third Issuer Cash Manager Termination Event shall have occurred and is continuing or may reasonably be expected to occur, and PROVIDED FURTHER THAT any such request by the Note Trustee does not adversely interfere with the Third Issuer Cash Manager's day-to-day provision of the Third Issuer Cash Management Services under the other terms of this Agreement.

(d) After becoming aware of any event described in paragraph (c)(i) or (ii) above, the Third Issuer Cash Manager shall give details to the Third Issuer and the Note Trustee of any pending legal action and any judgments given in respect of the Third Issuer Cash Manager if it could have a potential material adverse effect on the ability of the Third Issuer Cash Manager to perform its obligations hereunder.

(e) The Third Issuer Cash Manager shall, at the request of the Note Trustee, furnish the Note Trustee and the Rating Agencies with such other information relating to its business and financial condition as the Note Trustee may request in connection with this Agreement, PROVIDED THAT the Note Trustee shall not make such a request more than once every three months unless, in the belief of the Note Trustee, a Third Issuer Intercompany Loan Event of Default, a Third Issuer Note Event of Default or a Third Issuer Cash Manager Termination Event (as defined in Clause 12.1 *(Third Issuer Cash Manager Termination Events)*) shall have occurred and is continuing or may reasonably be expected to occur, and PROVIDED FURTHER THAT any such request of the Note Trustee does not adversely interfere with the Third Issuer Cash Manager's day-to-day provision of the Third Issuer Cash Management Services under the other terms of this Agreement.

9. Remuneration

9.1 ***Fee payable:***

(a) Subject to paragraph (b) below, the Third Issuer shall pay to the Third Issuer Cash Manager for the provision of the Third Issuer Cash Management Services hereunder a cash management fee which shall be agreed in writing between the Third Issuer, the Note Trustee and the Third Issuer Cash Manager from time to time.

(b) Unless and until otherwise agreed by the Third Issuer and the Note Trustee in writing (notified to the Third Issuer Cash Manager), the Third Issuer shall be solely responsible for paying the cash management fee to the Third Issuer Cash Manager which is referred to in paragraph (a) above.

9.2 ***Payment of fee:*** The cash management fee referred to in Clause 9.1 (*Fee Payable*) shall only be payable to the Third Issuer Cash Manager on each Payment Date in the manner contemplated by, in accordance with and subject to the provisions of the Third Issuer Pre-

Enforcement Revenue Priority of Payments or, as the case may be, the Third Issuer Post-Enforcement Priority of Payments.

10. Covenants, Representations and Warranties of Third Issuer Cash Manager

10.1 *Covenants:* The Third Issuer Cash Manager hereby covenants with and undertakes to each of the Third Issuer and the Note Trustee that without prejudice to any of its specific obligations hereunder:

(a) it will exercise all due skill, care and diligence to the performance of its obligations and the exercise of its discretions hereunder;

(b) it will comply with any proper directions, orders and instructions which the Third Issuer or the Note Trustee may from time to time give to it in accordance with the provisions of this Agreement and, in the event of any conflict, those of the Note Trustee shall prevail;

(c) it will obtain and keep in force all licences, approvals, authorisations and consents which are necessary in connection with the performance of the Third Issuer Cash Management Services and prepare and submit all necessary applications and requests for any further approval, authorisation, consent or licence required in connection with the performance of the Third Issuer Cash Management Services;

(d) it will not knowingly fail to comply with any legal requirements in the performance of the Third Issuer Cash Management Services;

(e) it will make all payments required to be made by it pursuant to this Agreement on the due date for payment thereof for value in the specified currency on such day without set-off (including, without limitation, in respect of any fees owed to it) or counterclaim; and

(f) it will not without the prior written consent of the Note Trustee amend or terminate any of the Third Issuer Transaction Documents save in accordance with their terms.

10.2 ***Duration of covenants:*** The covenants of the Third Issuer Cash Manager in Clause 10.1 (*Covenants*) shall remain in force until this Agreement is terminated but without prejudice to any right or remedy of the Third Issuer and/or the Note Trustee arising from breach of any such covenant prior to the date of termination of this Agreement.

10.3 ***Representations and Warranties:*** The Third Issuer Cash Manager hereby makes the representations and warranties to each of the Third Issuer and the Note Trustee that are specified on Schedule 5 hereto.

11. Third Issuer Cash Management Services Non-Exclusive

Nothing in this Agreement shall prevent the Third Issuer Cash Manager from rendering or performing services similar to those provided for in this Agreement to or for itself or other persons, firms or companies or from carrying on business similar to or in competition with the business of the Third Issuer or the Note Trustee.

12. Termination

12.1 ***Third Issuer Cash Manager Termination Events:*** If any of the following events ("**Third Issuer Cash Manager Termination Events**") shall occur:

(a) default is made by the Third Issuer Cash Manager in the payment on the due date of any payment due and payable by it under this Agreement and such default continues unremedied for a period of five (5) London Business Days after the earlier of the Third Issuer Cash Manager becoming aware of such default and receipt by the Third Issuer Cash Manager of written notice from the Third Issuer or the Note Trustee, as the case may be, requiring the same to be remedied; or

(b) default is made by the Third Issuer Cash Manager in the performance or observance of any of its other covenants and obligations under this Agreement, which in the opinion of the Note Trustee is materially prejudicial to the interests of the holders of the Third Issuer Notes and such default continues unremedied for a period of twenty (20) days after the earlier of the Third Issuer Cash Manager becoming aware of such default and receipt by the Third Issuer Cash Manager of written notice from the Note Trustee requiring the same to be remedied; or

(c) the Third Issuer Cash Manager suffers an Insolvency Event,

then the Third Issuer and/or Note Trustee may at once or at any time thereafter while such default continues by notice in writing to the Third Issuer Cash Manager with a copy to the Third Issuer Account Bank terminate its appointment as Third Issuer Cash Manager under this Agreement with effect from a date (not earlier than the date of the notice) specified in the notice.

Upon termination of the appointment of the Third Issuer Cash Manager, the Note Trustee agrees to use its reasonable endeavours to appoint a substitute Third Issuer cash manager. Any substitute Third Issuer cash manager must agree to enter into an agreement substantially on the same terms as the relevant provisions of this Agreement or on such terms as are satisfactory to the Third Issuer and the Note Trustee, and

Any termination of the appointment of the Third Issuer Cash Manager and the appointment of a substitute Third Issuer cash manager under this Clause 12.1 is conditional upon the Rating Agencies having previously confirmed in writing to the Third Issuer and the Note Trustee that the then-current ratings of the Third Issuer Notes will not be downgraded, withdrawn or qualified.

The Note Trustee shall have no liability to any person in the event that, having used reasonable endeavours, it is unable to appoint a substitute Third Issuer cash manager. In any event, the Note Trustee shall only be required to use its reasonable endeavours to appoint such substitute Third Issuer cash manager. Notwithstanding any other provision of the

Transaction Documents, the Note Trustee shall not itself be required to perform any duties of the Third Issuer Cash Manager.

The Note Trustee shall not be obliged to monitor or supervise the performance by any substitute Third Issuer cash manager of its duties hereunder or in relation to the other Transaction Documents nor shall the Note Trustee be responsible or liable for any act or omission of any substitute Third Issuer cash manager or for any loss caused thereby.

12.2 ***Resignation of Third Issuer Cash Manager:*** The Third Issuer Cash Manager may resign from its appointment under this Agreement only upon giving not less than twelve (12) months' notice to each of the Third Issuer and the Note Trustee, PROVIDED THAT:

(a) the Third Issuer and the Note Trustee each consent in writing to such resignation;

(b) a substitute cash manager shall be appointed, such appointment to be effective not later than the effective date of such resignation;

(c) such substitute cash manager enters into an agreement substantially on the same terms as the relevant provisions of this Agreement or on such terms as are satisfactory to the Third Issuer and the Note Trustee, and the Third Issuer Cash Manager shall not be released from its obligations under the relevant provisions of this Agreement until such substitute cash manager has entered into such new agreement and the rights of the Third Issuer under such agreement are charged in favour of the Note Trustee on terms satisfactory to the Note Trustee; and

(d) the Rating Agencies have confirmed to the Third Issuer and the Note Trustee that the then-current ratings of the Third Issuer Notes are not adversely affected as a result thereof.

12.3 ***Effect of Termination or Resignation:***

(a) On and after termination or resignation of the appointment of the Third Issuer Cash Manager under this Agreement pursuant to this Clause 12, all authority and power of the Third Issuer Cash Manager under this Agreement shall be terminated and be of no further effect and the Third Issuer Cash Manager shall not thereafter hold itself out in any way as the agent of the Third Issuer or the Note Trustee pursuant to this Agreement.

(b) Upon termination or resignation of the appointment of the Third Issuer Cash Manager under this Agreement pursuant to this Clause 12, the Third Issuer Cash Manager shall:

(i) forthwith deliver (and in the meantime hold on trust for, and to the order of, the Third Issuer or the Note Trustee, as the case may be) to the Third Issuer or the Note Trustee, as the case may be or as it shall direct, all books of account, papers, records, registers, correspondence and documents in its possession or under its control relating to the affairs of or belongings of the Third Issuer or the Note Trustee, as the case may be, (if practicable, on the date of receipt) any monies then held by the Third Issuer Cash Manager on behalf of the Third Issuer, the Note Trustee and any other assets of the Third Issuer and the Note Trustee;

(ii) take such further action as the Third Issuer or the Note Trustee, as the case may be, may reasonably direct PROVIDED THAT the Note Trustee shall not be required to take or direct to be taken such further action unless it has been indemnified to its satisfaction (and in the event of a conflict between the directions of Third Issuer and the Note Trustee, the directions of the Note Trustee shall prevail);

(iii) provide all relevant information contained on computer records in the form of magnetic tape, together with details of the layout of the files encoded on such magnetic tapes; and

(iv) co-operate and consult with and assist the Third Issuer or the Note Trustee or its nominee, as the case may be, (which shall, for the avoidance of doubt, include any Receiver appointed by it) for the purposes of explaining the file layouts and the format of the magnetic tapes generally containing such computer records on the computer system of the Third Issuer or the Note Trustee or such nominee, as the case may be.

12.4 *Notice of event of default:* The Third Issuer Cash Manager shall deliver to the Third Issuer and the Note Trustee as soon as reasonably practicable (but in any event within three London Business Days of becoming aware thereof) a notice of any Third Issuer Cash Manager Termination Event, any Third Issuer Note Event of Default or any Third Issuer Intercompany Loan Event of Default, or any event which with the giving of notice or expiry of any grace period or certification, as specified in such Third Issuer Cash Manager Termination Event or Third Issuer Note Event of Default or Third Issuer Intercompany Loan Event of Default, would constitute the same.

12.5 ***General provisions relating to termination:***

(a) Termination of this Agreement or the appointment of the Third Issuer Cash Manager under this Agreement shall be without prejudice to the liabilities of the Third Issuer to the Third Issuer Cash Manager and vice versa incurred before the date of such termination. The Third Issuer Cash Manager shall have no right of set-off or any lien in respect of such amounts against amounts held by it on behalf of the Third Issuer or the Note Trustee.

(b) This Agreement shall terminate at such time as the Third Issuer Secured Obligations have been fully discharged.

(c) On termination of the appointment of the Third Issuer Cash Manager under the provisions of this Clause 12, the Third Issuer Cash Manager shall be entitled to receive all fees and other monies accrued up to (but excluding) the date of termination but shall not be entitled to any other or further compensation. The Third

Issuer shall pay such moneys so receivable by the Third Issuer Cash Manager in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments or, as the case may be, the Third Issuer Post-Enforcement Priority of Payments, on the dates on which they would otherwise have fallen due hereunder. For the avoidance of doubt, such termination shall not affect the Third Issuer Cash Manager's rights to receive payment of all amounts (if any) due to it from the Third Issuer other than under this Agreement.

(d) Any provision of this Agreement, which is stated to continue after termination of the Agreement, shall remain in full force and effect notwithstanding termination.

13. Further Assurances

13.1 ***Co-operation, etc:*** The parties hereto agree that they will co-operate fully to do all such further acts and things and execute any further documents as may be necessary or desirable to give full effect to the arrangements contemplated by this Agreement and the other Transaction Documents.

13.2 ***Powers of attorney:*** Without prejudice to the generality of Clause 13.1 (*Co-operation, etc*), the Third Issuer shall upon request by the Third Issuer Cash Manager forthwith give to the Third Issuer Cash Manager such further powers of attorney or other written authorisations, mandates or instruments as are necessary to enable the Third Issuer Cash Manager to perform the Third Issuer Cash Management Services.

14. Miscellaneous

14.1 *No set-off:* The Third Issuer Cash Manager agrees that it will not:

(a) set off or purport to set off any amount which either the Third Issuer is or will become obliged to pay to it under this Agreement against any amount from time to time standing to the credit of or to be credited to either of the Third Issuer Transaction Accounts or any replacement or additional bank account of the Third Issuer and established from time to time; or

(b) make or exercise any claims or demands, any rights of counterclaim or any other equities against or withhold payment of any and all sums of money which may at any time and from time to time standing to the credit of either of the Third Issuer Transaction Accounts or any replacement or additional bank account of the Third Issuer and established from time to time.

14.2 ***No recourse:***

(a) In relation to all sums due and payable by the Third Issuer to the Third Issuer Cash Manager, the Third Issuer Cash Manager agrees that it shall have recourse only to sums paid to or received by (or on behalf of) the Third Issuer pursuant to the provisions of the Third Issuer Transaction Documents.

(b) For the avoidance of doubt, the Note Trustee shall not be liable to pay any amounts due under Clauses 7 (*Costs and Expenses*) and 9 (*Remuneration*), but without prejudice to the obligations of the Third Issuer, or any receiver appointed pursuant to the Third Issuer Deed of Charge in respect of such amounts.

(c) Notwithstanding any other provisions of this Agreement, all obligations to, and rights of, the Note Trustee under or in connection with this Agreement (other than its obligations under Clause 13 (*Further Assurances*)) shall automatically terminate upon the discharge in full of all Third Issuer Secured Obligations, PROVIDED THAT this shall be without prejudice to any claims in respect of such obligations and rights arising on or prior to such date.

15. Confidentiality

During the continuance of this Agreement or after its termination, each of the Third Issuer, the Third Issuer Cash Manager and the Note Trustee shall use its best endeavours not to disclose to any person, firm or company whatsoever any information relating to the business, finances or other matters of a confidential nature of any other party hereto of which it may exclusively by virtue of being party to the Transaction Documents have become possessed and shall use all reasonable endeavours to prevent any such disclosure as aforesaid, PROVIDED HOWEVER that the provisions of this Clause 15 shall not apply:

(a) to any information already known to the recipient otherwise than as a result of entering into any of the Transaction Documents;

(b) to any information subsequently received by the recipient which it would otherwise be free to disclose;

(c) to any information which is or becomes public knowledge otherwise than as a result of the conduct of the recipient;

(d) to any extent that the recipient is required to disclose the same pursuant to any law or order of any court or pursuant to any direction, request or requirement (whether or not having the force of law) of any central bank or any governmental or other authority (including, without limitation, any official bank examiners or regulators);

(e) to the extent that the recipient needs to disclose the same for determining the existence of, or declaring, a Third Issuer Note Event of Default, or a Third Issuer Cash Manager Termination Event, the protection or enforcement of any of its rights under any of the Third Issuer Transaction Documents or in connection herewith or therewith or for the purpose of discharging, in such manner as it thinks fit, its duties under or in connection with such agreements in each case to such persons as require to be informed of such information for such purposes; or

(f) in relation to any information disclosed to the professional advisers of the recipient or (in connection with a prospective rating of any debt to be issued by the Third Issuer or any New Issuer) to any credit rating agency or any prospective new cash manager or prospective new Note Trustee.

16. No Partnership

It is hereby acknowledged and agreed by the parties that nothing in this Agreement shall be construed as giving rise to any partnership between any of the parties.

17. Assignment

17.1 ***Assignment by the Third Issuer:*** The Third Issuer may not assign or transfer any of its rights and obligations under this Agreement without the prior written consent of each of the Note Trustee and the Third Issuer Cash Manager, except that the Third Issuer may assign its respective rights hereunder without such consent pursuant to the Third Issuer Deed of Charge.

17.2 ***No assignment by Third Issuer Cash Manager:*** The Third Issuer Cash Manager may not assign or transfer any of its rights and obligations under this Agreement without the prior written consent of the Third Issuer and the Note Trustee.

18. The Note Trustee

18.1 ***Change in Note Trustee:*** If there is any change in the identity of the note trustee in accordance with the Issuer Deed of Charge, the Third Issuer and the Third Issuer Cash Manager shall execute such documents and take such action as the successor note trustee and the outgoing Note Trustee may require for the purpose of vesting in the successor note trustee the rights and obligations of the outgoing Note Trustee under this Agreement and releasing the outgoing Note Trustee from its future obligations under this Agreement.

18.2 ***No Obligations:*** It is hereby acknowledged and agreed that by its execution of this Agreement the Note Trustee shall not assume or have any of the obligations or liabilities of the Third Issuer or the Third Issuer Cash Manager under this Agreement. Furthermore, any liberty or power which may be exercised or any determination which may be made hereunder by the Note Trustee may be exercised or made in the Note Trustee's absolute and unfettered discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Third Issuer Deed of Charge.

19. Non Petition Covenant; Limited Recourse

19.1 ***Note Trustee to Enforce:*** The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that only the Security Trustee, at the direction of the Note Trustee, may enforce the security created in favour of the Note Trustee by the Third Issuer Deed of Charge in accordance with the provisions thereof.

19.2 ***Limited Recourse:*** The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that, notwithstanding any other provision of this Agreement or any other Transaction Document, no sum due or owing to the Third Issuer Cash Manager from or by the Third Issuer under this Agreement shall be payable by the Third Issuer except to the extent that the Third Issuer has sufficient funds available or (following enforcement of the Third Issuer Security) the Security Trustee has realised sufficient funds from the Third Issuer Security to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments, and provided that all liabilities of the Third Issuer required to be paid in priority thereto or *pari passu* therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full.

19.3 *Non Petition:* The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that it shall not take any steps for the purpose of recovering any amount payable under this Agreement (including, without limitation, by exercising any rights of set-off) or enforcing any rights arising out of this Agreement against the Third Issuer and it shall not take any steps or legal proceedings for the winding-up, dissolution or reorganisation of, or the institution of insolvency proceedings against, the Third Issuer or for the appointment of a receiver, administrator, liquidator or similar officer of the Third Issuer in respect of any or all of its revenues except to the extent expressly permitted under the Third Issuer Deed of Charge.

19.4 *Following Enforcement:* The Third Issuer Cash Manager hereby undertakes to each of the other parties hereto that, following any enforcement of the Third Issuer Security, it will hold on trust for, and will pay to, the Note Trustee or the Receiver, as the case may be, all monies received or recovered by it (whether by way of set-off or otherwise) otherwise than in accordance with the Third Issuer Post-Enforcement Priority of Payments in order that such monies may be applied by the Note Trustee or the Receiver in accordance with the Third Issuer Post-Enforcement Priority of Payments.

19.5 *Corporate Obligations*: To the extent permitted by law, no recourse under any obligation, covenant, or agreement of any person contained in this Agreement shall be had against any shareholder, officer or director of such person as such, by the enforcement of any assessment or by any legal proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is a corporate obligation of each person expressed to be a party hereto and no personal liability shall attach to or be incurred by the shareholders, officers, agents or directors of such person as such, or any of them, under or by reason of any of the obligations, covenants or agreements of such person contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by such person of any of such obligations, covenants or agreements, either under any applicable law or by statute or constitution, of every such shareholder, officer, agent or director is hereby expressly waived by each person expressed to be a party hereto as a condition of and consideration for the execution of this Agreement.

19.6 *Third Issuer Deed of Charge:* The provisions of Clause 6 of the Third Issuer Deed of Charge shall prevail in the event that and to the extent that they conflict with the provisions of this Clause 19.

20. Amendments and Waiver

20.1 *Entire Agreement:* This Agreement sets out the entire agreement and understanding between the parties with respect to the subject matter of this Agreement superseding all prior oral or written understandings other than the other Third Issuer Transaction Documents.

20.2 *Amendments and Waiver:* No amendment or waiver of any provision of this Agreement nor consent to any departure by any of the parties therefrom shall in any event be effective unless the same shall be in writing and signed by each of the parties hereto. In the case of a waiver or consent, such waiver or consent shall be effective only in the specific instance and as against the party or parties giving it for the specific purpose for which it is given.

20.3 ***Rights Cumulative:*** The respective rights of each of the parties to this Agreement are cumulative and may be exercised as often as they consider appropriate. No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The remedies in this Agreement are cumulative and not exclusive of any remedies provided by law.

20.4 ***Ratings:*** No variation or waiver of this Agreement shall be made if the same would adversely affect the then-current ratings of any of the Notes.

21. Notices

Any notices or other communication or document to be given or delivered pursuant to this Agreement to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched or (where delivered by hand) on the day of delivery if delivered before 17.00 hours (London time) on a London Business Day or on the next London Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Third Issuer Cash Manager, to Northern Rock PLC, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number: 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Third Issuer, to Granite Mortgages 02-1 plc c/o Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile number 020 7606 0643) for the attention of The Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL (facsimile number 0191 213 2203) for the attention of the Group Secretary;

(c) in the case of the Note Trustee, to The Bank of New York (London Branch), at 48th Floor, One Canada Square, London E14 5AL (facsimile number 020 7964 6399) for the attention of Corporate Trust (Global Structured Finance);

(d) in the case of Fitch, to Fitch Ratings Ltd., at Eldon House, 2 Eldon Street, London EC2M 7UA (facsimile number 0207 417 6262) for the attention of European Structured Finance Surveillance;

(e) in the case of Moody's, to Moody's Investors Services, Inc., at 1st Floor, 2 Minster Court, Mincing Lane, London EC3R 7XB (facsimile number 0207 772 5400) for the attention of David Harrison;

(f) in the case of S&P, to Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., at Garden House, 18 Finsbury Circus, London EC2M 7NJ (facsimile number 0207 826 3598) for the attention of Andre Vollmann;

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party or by any Rating Agency to the others by written notice in accordance with the provisions of this Clause 21. All notices served under this Agreement shall be simultaneously copied to the Note Trustee by the person serving the same.

22. Third Party Rights

A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

23. Execution in Counterparts; Severability

23.1 ***Counterparts:*** This Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

23.2 ***Severability:*** Where any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

24. Governing Law and Jurisdiction; Appropriate Forum

24.1 ***Governing Law:*** This Agreement is governed by, and shall be construed in accordance with, English law.

24.2 ***Jurisdiction:*** Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

24.3 ***Appropriate Forum:*** Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed the day and year first before written.

SCHEDULE 1

The Third Issuer Cash Management Services

The Third Issuer Cash Manager shall:

(a) make the determinations as set forth in Schedule 2;

(b) invest sums, if any, standing to the credit of the Third Issuer Transaction Accounts in short-term Authorised Investments as determined by the Third Issuer and, if applicable, the Note Trustee;

(c) apply the Third Issuer Available Revenue Receipts and Third Issuer Available Principal Receipts in accordance with the relevant order of priority of payments for the Third Issuer set out in Schedule 2;

(d) maintain the Third Issuer Principal Deficiency Ledger, and record (1) principal deficiencies arising from Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan, (2) the use of Third Issuer Principal Receipts to meet any deficiency in Third Issuer Revenue Receipts and (3) the use of Funding Available Principal Receipts to fund or replenish, as the case may be, the Third Issuer Liquidity Reserve Fund, if any;

(e) each time it records a debit on a Third Issuer Principal Deficiency Sub Ledger, also record on such Third Issuer Principal Deficiency Sub Ledger whether such debit was caused by (1) Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan, (2) the application of Third Issuer Principal Receipts to meet any deficiency in Third Issuer Revenue Receipts, or (3) the application of Funding Available Principal Receipts to fund or replenish, as the case may be, the Third Issuer Liquidity Reserve Fund, if any;

(f) provide the Third Issuer, Funding, the Note Trustee (upon its request) and the Rating Agencies with quarterly reports in relation to the Third Issuer as set out in Schedule 3;

(g) operate the Third Issuer Bank Accounts and ensure that payments are made into and from such account in accordance with this Agreement, the Third Issuer Deed of Charge, the Third Issuer Bank Account Agreement and any other relevant Third Issuer Transaction Document, PROVIDED HOWEVER THAT nothing herein shall require the Third Issuer Cash Manager to make funds available to the Third Issuer to enable such payments to be made other than as expressly required by the provisions of this Agreement;

(h) keep records for all taxation purposes (including, without limitation VAT);

(i) subject to any applicable law, assist the auditors of the Third Issuer and provide such information to them as they may reasonably request for the purpose of carrying out their duties as auditors;

(j) make all filings, give all notices and make all registrations and other notifications required in the day-to-day operation of the business of the Third Issuer or required to be given by the Third Issuer pursuant to the Third Issuer Transaction Documents;

(k) arrange for all payments due to be made by the Third Issuer under any of the Third Issuer Transaction Documents, PROVIDED THAT such moneys are at the relevant time available to the Third Issuer and PROVIDED FURTHER that nothing herein shall constitute a guarantee by the Third Issuer Cash Manager of all or any of the obligations of the Third Issuer under any of the Third Issuer Transaction Documents;

(l) without prejudice to the role of and in conjunction with the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement, keep general books of account and records of the Third Issuer; provide accounting services, including reviewing receipts and payments, supervising and assisting in the preparation of interim statements and final accounts and supervising and assisting in the preparation of tax returns;

(m) without prejudice to the role of and in conjunction with the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement, provide or procure the provision of company secretarial and administration services to the Third Issuer including the keeping of all registers and the making of all returns and filings required by applicable law or by UK regulatory authorities, co-operate in the convening of board and general meetings and provide registered office facilities;

(n) itself on behalf of the Third Issuer, PROVIDED THAT such monies are at the relevant time available to the Third Issuer, pay all the out-of-pocket expenses of the Third Issuer, incurred by the Third Issuer Cash Manager on behalf of the Third Issuer in the performance of the Third Issuer Cash Manager's duties hereunder including without limitation:

(i) all Taxes which may be due or payable by the Third Issuer;

(ii) all necessary filing and other fees in compliance with regulatory requirements;

(iii) all legal and audit fees and other professional advisory fees; and

(iv) all communication expenses including postage, courier and telephone charges,

(o) the Third Issuer Cash Manager may invest monies standing from time to time to the credit of the Third Issuer Transaction Accounts subject to the following provisions:

(i) any such Authorised Investment shall be made in the joint names of the Third Issuer and the Note Trustee;

(ii) any costs properly and reasonably incurred in making and changing Authorised Investments will be reimbursed to the Third Issuer Cash Manager and the Note Trustee by the Third Issuer;

(iii) all income or proceeds following the disposal or maturity of Authorised Investments shall be credited to the Third Issuer Transaction Accounts from which moneys were withdrawn to make the relevant Authorised Investment; and

(iv) following the enforcement of the Third Issuer Security no such investment may be made without the prior written consent of the Note Trustee.

The Note Trustee and the Third Issuer Cash Manager shall not be responsible (save where any loss results from the Note Trustee's or the Third Issuer Cash Manager's own fraud, wilful default or gross negligence or that of its officers or employees) for any loss occasioned by reason of any such Authorised Investments whether by depreciation in value or otherwise provided that such Authorised Investments were made in accordance with the above provisions;

(p) (i) if necessary, perform all currency conversions free of charge, cost or expense at the relevant exchange rate; and

(ii) if necessary, perform all interest rate conversions free of charge, cost or expense at the relevant interest swap rate.

for the purposes of any calculations referred to in sub-paragraphs (i) and (ii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (e.g. 9.876541% (or 0.09876541) being rounded down to 9.87654% (or 0.0987654)) and (ii) any currency amounts used in or resulting from such calculations will be rounded in accordance with the relevant market practice;

(q) make all returns and filings required to be made by the Third Issuer; and

(r) arrange payment of all fees to the London Stock Exchange plc or, as applicable, the Financial Services Authority.

SCHEDULE 2

Cash Management and Maintenance of Ledgers

1. Determination

(a) On or before each Third Issuer Note Determination Date immediately preceding a Payment Date, the Third Issuer Cash Manager shall determine each of the following in accordance with this paragraph 1:

(i) the amount of any Third Issuer Available Revenue Receipts to be applied on the following Payment Date in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments set forth in paragraph 3 of this Schedule 2;

(ii) the amount of any Third Issuer Available Principal Receipts to be applied on the following Payment Date in accordance with the Third Issuer Pre-Enforcement Principal Priority of Payments set forth in paragraph 4 of this Schedule 2;

(iii) whether there will be an excess or a deficit of the Third Issuer Available Revenue Receipts to pay items (A) through (O) of the Third Issuer Pre-Enforcement Revenue Priority of Payments (after taking account of any Shared Issuer Revenue Receipts available therefor) as set forth in paragraph 3 of this Schedule 2;

(iv) the various amounts, balances and rates to be calculated in accordance with the Third Issuer Basis Rate Swap and the Third Issuer Currency Swaps, and shall promptly notify the Third Issuer, the Note Trustee and each Calculation Agent (as defined in each Third Issuer Basis Rate Swap Agreement and each Third Issuer Currency Swap Agreement) of such amounts, balances and rates; and

(v) the Principal Amount Outstanding of the Third Issuer Notes, the Pool Factor, and the Note Principal Payment of the Third Issuer Notes in accordance with the Conditions.

(b) If the Third Issuer Cash Manager determines (as set forth in paragraph 1(a)(iii)) that there is a deficit (a "**Third Issuer Income Deficit**") in the amount of Third Issuer Available Revenue Receipts to pay items (A) through (E), (G) and/or (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments, and the Third Issuer has provided for that deficit by the application of funds standing to the credit of the Third Issuer Principal Ledger, if any, then the Third Issuer Cash Manager shall make a corresponding debit entry in the relevant Third Issuer Principal Deficiency Sub Ledger, PROVIDED THAT the Third Issuer Cash Manager shall ensure that Third Issuer Principal Receipts are not used to pay interest on any class of Third Issuer Notes if and to the extent that would result in a deficiency being recorded, or an existing deficiency being increased, on a Third Issuer Principal Deficiency Sub Ledger relating to a higher ranking Class of Third Issuer Notes, and furthermore that Third Issuer Principal Receipts are not used to make up any deficit other than in respect of items (A) through (E), (G) and (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments. The Third Issuer Cash Manager shall thereafter record as a debit on the Third Issuer Revenue

Ledger the application by the Third Issuer of any excess Third Issuer Available Revenue Receipts to extinguish any balance on a Third Issuer Principal Deficiency Sub Ledger.

(c) The Third Issuer Cash Manager may make all the determinations referred to in paragraph 1(a) on the basis of any reasonable and proper assumptions as the Third Issuer Cash Manager considers appropriate (including without limitation as to the amount of any payments to be made under paragraph 3 below during the period from and including the Third Issuer Note Determination Date immediately preceding a Payment Date to but excluding such Payment Date).

The Third Issuer Cash Manager shall notify the Third Issuer and the Note Trustee on request of any such other assumptions and shall take account of any representations made by the Third Issuer and the Note Trustee (as the case may be) in relation thereto.

(d) Each determination made in accordance with this paragraph 1 shall (in the absence of bad faith, wilful default, negligence and manifest error) be final and binding on all persons.

2. Notification of Determinations

(a) The Third Issuer Cash Manager will cause each determination of Third Issuer Available Principal Receipts and Third Issuer Available Revenue Receipts (in accordance with paragraph 1(a)(i) and (ii)) and any Third Issuer Income Deficit (in accordance with paragraph 1(a)(iii)) to be notified forthwith, following the calculation thereof, to the Third Issuer.

(b) The Third Issuer Cash Manager shall procure that the determinations and notifications required to be made pursuant to Condition 5(C) of the Conditions are made.

3. Priority of Payments for Third Issuer Available Revenue Receipts

Third Issuer Available Revenue Receipts will be applied, as applicable:

(a) on each Payment Date; or

(b) on each day when due in respect of amounts due to third parties pursuant to paragraph (C) below,

in each case prior to the enforcement of the Third Issuer Security pursuant to the Third Issuer Deed of Charge or until such time as there are no Third Issuer Secured Obligations outstanding, in making such payments and provisions in the following order of priority (in each case only if and to the extent that payments or provisions of a higher priority have been made in full) (the "**Third Issuer Pre-Enforcement Revenue Priority of Payments**"):

(A) *first*, to pay amounts due to the Note Trustee, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due or to become due during the following Interest Period to the Note Trustee under the

Third Issuer Trust Deed, the Third Issuer Deed of Charge or any other Transaction Document;

(B) *second*, in no order of priority between them but in proportion to the respective amounts due, to pay amounts due to the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar, together with interest and (to the extent not already inclusive) VAT on those amounts, and to provide for any costs, charges, liabilities and expenses due or to become due during the following Interest Period to the Agent Bank, the Paying Agents, the Transfer Agent and the Registrar under the Third Issuer Paying Agent and Agent Bank Agreement;

(C) *third*, to pay amounts due to any third party creditors of the Third Issuer (other than those referred to later in this order of priority of payments or in the Third Issuer Pre-Enforcement Principal Priority of Payments), of which the Third Issuer Cash Manager has notice prior to the relevant Payment Date, which amounts have been incurred without breach by the Third Issuer of the Transaction Documents to which it is a party and for which payment has not been provided for elsewhere and to provide for any such amounts expected to become due and payable during the following Interest Period by the Third Issuer and to pay or discharge any liability of the Third Issuer for corporation tax on any chargeable income or gain of the Third Issuer;

(D) *fourth*, in no order of priority between them but in proportion to the respective amounts due, to pay amounts due to the Third Issuer Cash Manager under the Third Issuer Cash Management Agreement, the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement and the Third Issuer Account Bank under the Third Issuer Bank Account Agreement together with (to the extent not already inclusive) VAT on those amounts, and to provide for any amounts due, or to become due in the immediately succeeding interest period, to the Third Issuer Cash Manager under the Third Issuer Cash Management Agreement, to the Third Issuer Corporate Services Provider under the Third Issuer Corporate Services Agreement and to the Third Issuer Account Bank under the Third Issuer Bank Account Agreement;

(E) *fifth*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(1) amounts (including such part of any termination payment) due to the Third Issuer Basis Rate Swap Provider (except for any termination payment due and payable to the Third Issuer Basis Rate Swap Provider as a result of a Basis Rate Swap Provider Default);

(2) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class A1 Dollar Currency Swap Provider

to pay interest due or overdue on the Series 1 Class A1 Notes to holders of the Series 1 Class A1 Notes;

(3) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class A2 Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class A2 Notes to holders of the Series 1 Class A2 Notes;

(4) amounts due to pay interest due or overdue on the Series 2 Class A Notes to the holders of the Series 2 Class A Notes; and

(5) amounts due in respect of interest and such part of any termination payment due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 3 Class A Euro Currency Swap Provider to pay interest due or overdue on the Series 3 Class A Notes to the holders of the Series 3 Class A Notes;

(F) *sixth*, towards a credit to the Class A Principal Deficiency Sub Ledger in an amount up to the amount necessary to eliminate any debit on the Class A Principal Deficiency Sub Ledger;

(G) *seventh*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(1) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class B Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class B Notes to the holders of the Series 1 Class B Notes;

(2) amounts due to pay interest due or overdue on the Series 2 Class B Notes to the holders of the Series 2 Class B Notes; and

(3) amounts due in respect of interest and such part of any termination payment due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider

Default by that Swap Provider) and from amounts received in respect of interest from the Series 3 Class B Euro Currency Swap Provider to pay interest due or overdue on the Series 3 Class B Notes to the holders of the Series 3 Class B Notes;

(H) *eighth*, towards a credit to the Class B Principal Deficiency Sub Ledger in an amount up to the amount necessary to eliminate any debit on the Class B Principal Deficiency Sub Ledger;

(I) *ninth*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(1) amounts due in respect of interest and such part of any termination payment due to the Series 1 Class C Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 1 Class C Dollar Currency Swap Provider to pay interest due or overdue on the Series 1 Class C Notes to the holders of the Series 1 Class C Notes;

(2) amounts due to pay interest due or overdue on the Series 2 Class C Notes to the holders of the Series 2 Class C Notes; and

(3) amounts due in respect of interest and such part of any termination payment due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of interest from the Series 3 Class C Euro Currency Swap Provider to pay interest due or overdue on the Series 3 Class C Notes to the holders of the Series 3 Class C Notes;

(J) *tenth*, towards a credit to the Class C Principal Deficiency Sub Ledger in an amount up to the amount necessary to eliminate any debit on the Class C Principal Deficiency Sub Ledger;

(K) *eleventh*, to pay amounts due to pay interest due or overdue on the Series 2 Class D Notes to the holders of the Series 2 Class D Notes;

(L) *twelfth*, to pay up to the Series 2 Class D Controlled Amortisation Amount to the holders of the Series 2 Class D Notes

(M) *thirteenth*, in no order of priority between them but in proportion to the respective amounts due, to pay any termination payment to:

(1) the Third Issuer Basis Rate Swap Provider following a Basis Rate Swap Provider Default;

(2) any Dollar Currency Swap Provider following a Dollar Currency Swap Provider Default; and

(3) any Euro Currency Swap Provider following a Euro Currency Swap Provider Default;

(N) *fourteenth*, to pay to the Third Issuer an amount equal to 0.01% per annum of the interest received under the Third Issuer Intercompany Loan, to be retained by the Third Issuer as profit, less corporation tax in respect of those profits provided for or paid at item (C) above; and

(O) *last*, to pay to shareholders of the Third Issuer any dividend declared by the Third Issuer.

4. Priority of Payments for Third Issuer Available Principal Receipts

4.1 Distribution of Third Issuer Available Principal Receipts Prior to Enforcement of the Third Issuer Security

Prior to enforcement of the Third Issuer Security pursuant to the Third Issuer Deed of Charge and/or the occurrence of a Trigger Event, or until such time as there are no Third Issuer Notes outstanding, Third Issuer Available Principal Receipts will be applied in the following order of priority (the "**Third Issuer Pre-Enforcement Principal Priority of Payments**"):

(A) *first*, amounts due in respect of principal and such part of any termination payment due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 1 Class A1 Dollar Currency Swap Provider to pay up to the Series 1 Class A1 Controlled Amortisation Amount to the holders of the Series 1 Class A1 Notes;

(B) *second*, amounts due in respect of principal and such part of any termination payment due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 1 Class A2 Dollar Currency Swap Provider to pay up to the Series 1 Class A2 Controlled Amortisation Amount to the holders of the Series 1 Class A2 Notes;

(C) *third*, in no order of priority between them but in proportion to the respective amounts due, to pay:

(1) up to the Series 2 Class A Controlled Amortisation Amount to the holders of the Series 2 Class A Notes;

(2) amounts due in respect of principal and such part of any termination payment due to the Series 3 Class A Euro Currency Swap Provider under the Series 3

Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 3 Class A Euro Currency Swap Provider to pay up to the Series 3 Class A Controlled Amortisation Amount to the holders of the Series 3 Class A Notes;

(D) *fourth*, provided that the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are satisfied on such Payment Date (or, if any of the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are not satisfied on such Payment Date, but the Class A Notes have been repaid in full), in no order of priority between them but in proportion to the respective amounts due, to pay:

(1) amounts due in respect of principal and such part of any termination payment due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 1 Class B Dollar Currency Swap Provider to pay up to the Series 1 Class B Controlled Amortisation Amount to the holders of the Series 1 Class B Notes;

(2) up to the Series 2 Class B Controlled Amortisation Amount to the holders of the Series 2 Class B Notes; and

(3) amounts due in respect of principal and such part of any termination payment due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 3 Class B Euro Currency Swap Provider to pay up to the Series 3 Class B Controlled Amortisation Amount to the holders of the Series 3 Class B Notes; and

(E) *last*, provided that the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are satisfied on such Payment Date (or, if any of the Issuer Reserve Requirement, the Issuer Arrears Test and the Subordinated Principal Test are not satisfied on such Payment Date, but the Class A Notes have been repaid in full) to pay:

(1) amounts due in respect of principal and such part of any termination payment due to the Series 1 Class C Dollar Currency Swap Provider (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) under the Series 1 Class C Dollar Currency Swap and from amounts received in respect of principal from the Series 1 Class C Dollar Currency Swap Provider to pay

up to the Series 1 Class C Controlled Amortisation Amount to the holders of the Series 1 Class C Notes;

(2) up to the Series 2 Class C Controlled Amortisation Amount to the holders of the Series 2 Class C Notes; and

(3) amounts due in respect of principal and such part of any termination payment due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received in respect of principal from the Series 3 Class C Euro Currency Swap Provider to pay up to the Series 3 Class C Controlled Amortisation Amount to the holders of the Series 3 Class C Notes.

The Controlled Amortisation Amount of each class of Third Issuer Notes for each Payment Date is as set forth on Schedule 4.

4.2 Distribution of Third Issuer Available Principal Receipts Following the Occurrence of a Non-Asset Trigger Event

Following the occurrence of a Non-Asset Trigger Event but prior to enforcement of the Funding Security under the Funding Deed of Charge and/or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will apply Third Issuer Available Principal Receipts in the following order of priority:

(A) *first*, to pay amounts (including such part of any termination payment) due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A1 Dollar Currency Swap Provider to repay the Series 1 Class A1 Notes until the Series 1 Class A1 Notes have been repaid in full;

(B) *second*, to pay amounts (including such part of any termination payment) due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A2 Dollar Currency Swap Provider to repay the Series 1 Class A2 Notes until the Series 1 Class A2 Notes have been repaid in full;

(C) *third*, in no order of priority between them, but in proportion to the amounts due:

(1) to repay the Series 2 Class A Notes until the Series 2 Class A Notes have been repaid in full;

(2) to pay amounts (including such part of any termination payment) due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class A Euro Currency Swap Provider to repay the Series 3 Class A Notes until the Series 3 Class A Notes have been repaid in full;

(D) *fourth*, in no order of priority between them, but in proportion to the amounts due:

(1) to pay amounts (including such part of any termination payment) due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class B Dollar Currency Swap Provider to repay the Series 1 Class B Notes until the Series 1 Class B Notes have been repaid in full;

(2) to repay the Series 2 Class B Notes until the Series 2 Class B Notes have been repaid in full; and

(3) to pay amounts (including such part of any termination payment) due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class B Euro Currency Swap Provider to repay the Series 3 Class B Notes until the Series 3 Class B Notes have been repaid in full; and

(E) *last*, in no order of priority between them, but in proportion to the amounts due:

(1) to pay amounts (including such part of any termination payment) due to the Series 1 Class C Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class C Dollar Currency Swap Provider to repay the Series 1 Class C Notes until the Series 1 Class C Notes have been repaid in full;

(2) to repay the Series 2 Class C Notes until the Series 2 Class C Notes have been repaid in full; and

(3) to pay amounts (including such part of any termination payment) due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class C

Euro Currency Swap Provider to repay the Series 3 Class C Notes until the Series 3 Class C Notes have been repaid in full.

4.3 Distribution of Third Issuer Available Principal Receipts Following the Occurrence of an Asset Trigger Event

Following the occurrence of an Asset Trigger Event but prior to enforcement of the Funding Security under the Funding Deed of Charge and/or the Third Issuer Security under the Third Issuer Deed of Charge, the Third Issuer Cash Manager will apply Third Issuer Available Principal Receipts in the following order of priority:

(A) *first*, in no order of priority between them, but in proportion to the amounts due:

(1) to pay amounts (including such part of any termination payment) due to the Series 1 Class A1 Dollar Currency Swap Provider under the Series 1 Class A1 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A1 Dollar Currency Swap Provider to repay the Series 1 Class A1 Notes until the Series 1 Class A1 Notes have been repaid in full;

(2) to pay amounts (including such part of any termination payment) due to the Series 1 Class A2 Dollar Currency Swap Provider under the Series 1 Class A2 Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class A2 Dollar Currency Swap Provider to repay the Series 1 Class A2 Notes until the Series 1 Class A2 Notes have been repaid in full;

(3) to repay the Series 2 Class A Notes until the Series 2 Class A Notes have been repaid in full;

(4) to pay amounts (including such part of any termination payment) due to the Series 3 Class A Euro Currency Swap Provider under the Series 3 Class A Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class A Euro Currency Swap Provider to repay the Series 3 Class A Notes until the Series 3 Class A Notes have been repaid in full;

(B) *second*, in no order of priority between them, but in proportion to the amounts due:

(1) to pay amounts (including such part of any termination payment) due to the Series 1 Class B Dollar Currency Swap Provider under the Series 1 Class B Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class B

Dollar Currency Swap Provider to repay the Series 1 Class B Notes until the Series 1 Class B Notes have been repaid in full; and

(2) to repay the Series 2 Class B Notes until the Series 2 Class B Notes have been repaid in full;

(3) to pay amounts (including such part of any termination payment) due to the Series 3 Class B Euro Currency Swap Provider under the Series 3 Class B Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class B Euro Currency Swap Provider to repay the Series 3 Class B Notes until the Series 3 Class B Notes have been repaid in full; and

(C) *last*, in no order of priority between them, but in proportion to the amounts due:

(1) to pay amounts (including such part of any termination payment) due to the Series 1 Class C Dollar Currency Swap Provider under the Series 1 Class C Dollar Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Dollar Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 1 Class C Dollar Currency Swap Provider to repay the Series 1 Class C Notes until the Series 1 Class C Notes have been repaid in full; and

(2) to repay the Series 2 Class C Notes until the Series 2 Class C Notes have been repaid in full.

(3) to pay amounts (including such part of any termination payment) due to the Series 3 Class C Euro Currency Swap Provider under the Series 3 Class C Euro Currency Swap (except for any termination payment due and payable to that Swap Provider as a result of a Euro Currency Swap Provider Default by that Swap Provider) and from amounts received from the Series 3 Class C Euro Currency Swap Provider to repay the Series 3 Class C Notes until the Series 3 Class C Notes have been repaid in full.

5. Use of Ledgers

The Third Issuer Cash Manager shall forthwith record monies received or payments made by it on behalf of the Third Issuer in the ledgers in the manner set out in this Agreement. If, at any time, the Third Issuer Cash Manager is in any doubt as to which ledger a particular amount should be credited or debited, it shall consult with the Note Trustee thereon.

Except in the case of the Third Issuer Principal Deficiency Ledger, a debit item shall only be made in respect of any of the Third Issuer Ledgers, and the corresponding payment or transfer (if any) may only be made from the Third Issuer Transaction Accounts, to the extent that such entry does not cause the relevant ledger to have a debit balance. In the case of the Third Issuer Principal Deficiency Ledger and each Third Issuer Principal Deficiency Sub Ledger, a credit item shall only be made to the extent that such entry does not cause such ledger to have a credit balance.

6. Third Issuer Revenue Ledger

The Third Issuer Cash Manager shall ensure that:

(a) the following amounts shall be credited to the Third Issuer Revenue Ledger:

(i) all interest fees and any other amount (not including principal), if any, paid by Funding to the Third Issuer under the terms of the Third Issuer Intercompany Loan;

(ii) all interest received by the Third Issuer in respect of the Third Issuer Bank Accounts;

(iii) all amounts received by the Third Issuer representing income on any Third Issuer Authorised Investments;

(iv) all amounts (other than any early termination payment which is to be used to acquire, if necessary, a new basis rate swap) received by the Third Issuer under the Basis Rate Swap Agreement;

(v) all revenue amounts (other than any early termination payment which is to be used to acquire, if necessary, a new currency swap) received by the Third Issuer under the Currency Swap Agreements; and

(vi) any amount debited to the Third Issuer Principal Ledger under paragraph 8; and

(b) any payment or provision made under paragraphs 1 and 3 of this Schedule 2 shall be debited to the Third Issuer Revenue Ledger.

7. Third Issuer Principal Ledger

Without prejudice to paragraph 8 below, the Third Issuer Cash Manager shall ensure that:

(a) the following amounts shall be credited to the Third Issuer Principal Ledger:

(i) all principal paid by Funding to the Third Issuer under the terms of the Third Issuer Intercompany Loan; and

(ii) amounts credited to the Third Issuer Principal Deficiency Ledger under paragraphs 3 and 8; and

(b) any payment or provision made under paragraph 4 of this Schedule 2 shall be debited to the Third Issuer Principal Ledger.

8. Third Issuer Principal Deficiency Ledger

(a) Without prejudice to paragraph 7, the Third Issuer Cash Manager shall ensure that there shall be debited to the Third Issuer Principal Deficiency Ledger:

    (i) principal deficiencies arising from Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan;

    (ii) the use of Third Issuer Available Principal Receipts to meet any deficiency in Third Issuer Available Revenue Receipts; and

    (iii) the use of Funding Available Principal Receipts to fund the Third Issuer Liquidity Reserve Fund, if any.

(b) The Third Issuer Cash Manager shall ensure that there shall be credited to the Third Issuer Principal Deficiency Ledger any amount to be credited in accordance with paragraph 3 above.

(c) Amounts to be debited to the Third Issuer Principal Deficiency Ledger shall be debited in the following order:

    (i) first, on the Class C Principal Deficiency Sub Ledger, until the balance of the Class C Principal Deficiency Sub Ledger is equal to the aggregate Outstanding Principal Balance of the Class C Notes;

    (ii) Third, on the Class B Principal Deficiency Sub Ledger, until the balance of the Class B Principal Deficiency Sub Ledger is equal to the aggregate Outstanding Principal Balance of the Class B Notes; and

    (iii) last, on the Class A Principal Deficiency Sub Ledger, at which point an Asset Trigger Event will have occurred.

9. Records

The Third Issuer Cash Manager shall ensure that a separate record is kept of any amount received from each of the Dollar Currency Swap Provider, the Euro Currency Swap Provider and the Basis Rate Swap Provider pursuant to, respectively, the Dollar Currency Swap Agreement, the Euro Currency Swap Agreement and the Basis Rate Swap Agreement.

The Third Issuer Cash Manager hereby agrees that, each time the Third Issuer Cash Manager records a debit on a Third Issuer Principal Deficiency Sub Ledger, the Third Issuer Cash Manager shall also record on such Third Issuer Principal Deficiency Sub Ledger whether such debit was caused by (A) Losses on the Mortgage Loans which have been allocated by Funding to the Third Issuer Intercompany Loan, (B) the application of Third Issuer Available Principal Receipts to meet any deficiency in Third Issuer Available Revenue Receipts, or (C) the application of Funding Available Principal Receipts to fund the Third Issuer Liquidity Reserve Fund, if any.

SCHEDULE 3

Form of Issuer Quarterly Report

Granite Mortgages 02-1 plc
Profit & Loss Account

Period Ended

	This Quarter	Prior Quarter
	£ 000's	£ 000's
Interest Receivable – Intercompany Loan		
Interest Receivable - Cash Deposits/Authorised Investments		
	0	0
Interest Payable - Notes		
Interest Payable		
	0	0
Net Operating Income	0	0
Other Income		
Operating Expenses		
Profit/loss on ordinary activities before tax	0	0
Taxation		
Profit/loss on ordinary activities after tax	0	0
Dividend	0	0
Retained profit brought forward	0	0
Retained profit for the year	0	0

Granite Mortgages 02-1 plc
Balance Sheet

Period Ended

	£ 000's	£ 000's
Fixed Asset Investments		
Intercompany Lending		0
Current Assets		
Interest Receivable	0	
Other debtors	0	
Cash at Bank	0	
Third Issuer Transaction Account:		
	0	
Creditors: Amounts falling due within one year		
Accruals	0	
Interest Payable Accrual	0	
Taxation	0	
	0	
Net current assets		0
Creditors: Amounts falling due after one year		
Amount due to Noteholders		0
Total Assets less current liabilities		0
Share Capital		0
Reserves		0
		0
		0

Third Issuer Notes to Balance Sheet:
Principal Deficiency Ledger
Class A Principal Deficiency Sub Ledger
Opening PDL Balance
Losses this Quarter
Amount of PDL top-up
Closing PDL Balance
Class B Principal Deficiency Sub Ledger
Opening PDL Balance
Losses this Quarter
Amount of PDL top-up
Closing PDL Balance
Class C Principal Deficiency Sub Ledger
Opening PDL Balance
Losses this Quarter

Granite Mortgages 02-1 plc
Balance Sheet

Period Ended

Amount of PDL top-up
Closing PDL Balance

Granite Mortgages 02-1 plc
Notes Outstanding

Period Ended

	Series 1 Class A1	**Series 1 Class A2**	**Series 2 Class A**	**Series 3 Class A**
Moody's Current Rating				
Fitch Ratings Current Rating				
S&P Current Rating				

	Series 1 Class B	**Series 2 Class B**	**Series 3 Class B**
Moody's Current Rating			
Fitch Ratings Current Rating			
S&P Current Rating			

	Series 1 Class C	**Series 2 Class C**	**Series 3 Class C**	**Series 2 Class D**
Moody's Current Rating				
Fitch Ratings Current Rating				
S&P Current Rating				

	Series 1 Class A1	**Series 1 Class A2**	**Series 2 Class A**	**Series 3 Class A**
Initial Note Balance				
Previous Quarters Note Principal				
Note Redemptions				
Outstanding Note Principal				

	Series 1 Class B	**Series 2 Class B**	**Series 3 Class B**
Initial Note Balance			
Previous Quarters Note Principal			
Note Redemptions			
Outstanding Note Principal			

	Series 1 Class C	**Series 2 Class C**	**Series 3 Class C**	**Series 2 Class D**
Initial Note Balance				
Previous Quarters Note Principal				
Note Redemptions				
Outstanding Note Principal				

	Series 1 Class A	**Series 2 Class A**	**Series 3 Class A**
Note Interest Margins			
Step Up Dates			
Step Up Margins			

	Series 1 Class B	**Series 2 Class B**	**Series 3 Class B**
Note Interest Margins			
Step Up Dates			
Step Up Margins			

	Series 1 Class C	**Series 2 Class C**	**Series 3 Class C**	**Series 2 Class D**
Note Interest Margins				
Step Up Dates				
Step Up Margins				

Payment Cycle
Payment Date
Next Payment Date

Amount Credited to Principal Deficiency Sub Ledger:
Current Quarter:
Aggregate:

SCHEDULE 4

Controlled Amortisation Amount/Target Balance

The "**Controlled Amortisation Amount**" for each Class of Third Issuer Notes for any Payment Date set forth below is an amount not greater than the amount which the Third Issuer would be required to repay in respect of such Class of Third Issuer Notes so that on the relevant Payment Date the aggregate Principal Amount Outstanding of such Class of Third Issuer Notes has been reduced to (but is not less than) the "**Target Balance**" set out in the following table:

Payment Date occurring in:	£ Target Balance for Series 1 Class A1 Notes	$ Target Balance for Series 1 Class A1 Notes	£ Target Balance for Series 1 Class A2 Notes	$ Target Balance for Series 1 Class A2 Notes	£ Target Balance for Series 1 Class B Notes	$ Target Balance for Series 1 Class B Notes	£ Target Balance for Series 1 Class C Notes	$ Target Balance for Series 1 Class C Notes
Jul 2002	401,981,599	568,000,000	901,910,828	1,274,400,000	49,327,672	69,700,000	68,294,409	96,500,000
Oct 2002	309,412,597	437,200,000	901,910,828	1,274,400,000	49,327,672	69,700,000	68,294,409	96,500,000
Jan 2003	220,523,708	311,600,000	901,910,828	1,274,400,000	49,327,672	69,700,000	68,294,409	96,500,000
Apr 2003	135,173,390	191,000,000	901,910,828	1,274,400,000	49,327,672	69,700,000	68,294,409	96,500,000
Jul 2003	53,220,099	75,200,000	901,910,828	1,274,400,000	49,327,672	69,700,000	68,294,409	96,500,000
Oct 2003	0	0	876,503,892	1,238,500,000	49,327,672	69,700,000\	68,294,409	96,500,000
Jan 2004	0	0	800,920,028	1,131,700,000	49,327,672	69,700,000\	68,294,409	96,500,000
Apr 2004	0	0	728,379,335	1,029,200,000	49,327,672	69,700,000	68,294,409	96,500,000
Jul 2004	0	0	658,740,269	930,800,000	49,327,672	69,700,000	68,294,409	96,500,000
Oct 2004	0	0	591,861,288	836,300,000	49,327,672	69,700,000	68,294,409	96,500,000
Jan 2005	0	0	527,671,621	745,600,000	49,327,672	69,700,000	68,294,409	96,500,000
Apr 2005	0	0	465,958,953	658,400,000	49,327,672	69,700,000	68,294,409	96,500,000
Jul 2005	0	0	406,794,055	574,800,000	49,327,672	69,700,000	68,294,409	96,500,000
Oct 2005	0	0	349,964,614	494,500,000	49,327,672	69,700,000	68,294,409	96,500,000
Jan 2006	0	0	295,329,087	417,300,000	49,327,672	69,700,000	68,294,409	96,500,000
Apr 2006	0	0	242,958,245	343,300,000	49,327,672	69,700,000	68,294,409	96,500,000
Jul 2006	0	0	184,571,833	260,800,000	45,081,387	63,700,000	62,349,611	88,100,000
Oct 2006	0	0	129,299,363	182,700,000	41,047,417	58,000,000	56,758,669	80,200,000
Jan 2007	0	0	77,070,064	108,900,000	37,225,761	52,600,000	51,521,585	72,800,000
Apr 2007	0	0	27,671,621	39,100,000	33,616,419	47,500,000	46,496,815	65,700,000

Payment Date occurring in:	£ Target Balance for Series 2 Class A Notes	£ Target Balance for Series 2 Class B Notes	£ Target Balance for Series 2 Class C Notes	£ Target Balance for Series 2 Class D Notes
Jul 2002	460,000,000	16,200,000	22,500,000	15,000,000
Oct 2002	460,000,000	16,200,000	22,500,000	15,000,000
Jan 2003	460,000,000	16,200,000	22,500,000	15,000,000
Apr 2003	460,000,000	16,200,000	22,500,000	14,000,000
Jul 2003	460,000,000	16,200,000	22,500,000	13,000,000
Oct 2003	460,000,000	16,200,000	22,500,000	12,000,000
Jan 2004	460,000,000	16,200,000	22,500,000	11,000,000
Apr 2004	460,000,000	16,200,000	22,500,000	10,000,000
Jul 2004	460,000,000	16,200,000	22,500,000	9,000,000
Oct 2004	460,000,000	16,200,000	22,500,000	8,000,000
Jan 2005	460,000,000	16,200,000	22,500,000	7,000,000
Apr 2005	460,000,000	16,200,000	22,500,000	6,000,000
Jul 2005	460,000,000	16,200,000	22,500,000	5,000,000
Oct 2005	460,000,000	16,200,000	22,500,000	4,000,000
Jan 2006	460,000,000	16,200,000	22,500,000	3,000,000
Apr 2006	460,000,000	16,200,000	22,500,000	2,000,000
Jul 2006	460,000,000	16,200,000	22,500,000	1,000,000
Oct 2006	460,000,000	16,200,000	22,500,000	0
Jan 2007	460,000,000	16,200,000	22,500,000	0
Apr 2007	460,000,000	16,200,000	22,500,000	0

Payment Date occurring in:	$ Target Balance for Series 3 Class A Notes	€ Target Balance for Series 3 Class A Notes
Apr 2003	372,670,807	600,000,000
Apr 2004	372,670,807	600,000,000
Apr 2005	372,670,807	600,000,000
Apr 2006	372,670,807	600,000,000
Apr 2007	372,670,807	600,000,000

Payment Date occurring *in:*	£ Target Balance for Series 3 Class B Notes	€ Target Balance for Series 3 Class B Notes	£ Target Balance for Series 3 Class *C Notes*	€ Target Balance for Series 3 Class *C Notes*
Jul 2002	13,105,590	21,100,000	18,198,758	29,300,000
Oct 2002	13,105,590	21,100,000	18,198,758	29,300,000
Jan 2003	13,105,590	21,100,000	18,198,758	29,300,000
Apr 2003	13,105,590	21,100,000	18,198,758	29,300,000
Jul 2003	13,105,590	21,100,000	18,198,758	29,300,000
Oct 2003	13,105,590	21,100,000	18,198,758	29,300,000
Jan 2004	13,105,590	21,100,000	18,198,758	29,300,000
Apr 2004	13,105,590	21,100,000	18,198,758	29,300,000
Jul 2004	13,105,590	21,100,000	18,198,758	29,300,000
Oct 2004	13,105,590	21,100,000	18,198,758	29,300,000
Jan 2005	13,105,590	21,100,000	18,198,758	29,300,000
Apr 2005	13,105,590	21,100,000	18,198,758	29,300,000
Jul 2005	13,105,590	21,100,000	18,198,758	29,300,000
Oct 2005	13,105,590	21,100,000	18,198,758	29,300,000
Jan 2006	13,105,590	21,100,000	18,198,758	29,300,000
Apr 2006	13,105,590	21,100,000	18,198,758	29,300,000
Jul 2006	13,105,590	21,100,000	18,198,758	29,300,000
Oct 2006	13,105,590	21,100,000	18,198,758	29,300,000
Jan 2007	13,105,590	21,100,000	18,198,758	29,300,000
Apr 2007	13,105,590	21,100,000	18,198,758	29,300,000

PROVIDED THAT on the Payment Date immediately following the Step-up Date in respect of the Third Issuer and on each Payment Date thereafter:

(1) the Target Balance for the Series 1 Class A Notes will be zero; and

(2) the Target Balances for each other Class of Third Issuer Notes will be an amount equal to the greater of:

(a) zero, and

(b) the aggregate Principal Amount Outstanding on such Class of Notes as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date) *less* an amount equal the product of:

(i) the product of (A) the sum of the Mortgages Trustee Principal Receipts for each Distribution Date since the immediately preceding Payment Date, and (B) the Funding Share Percentage applicable as at the later to occur of the immediately preceding Assignment Date and the immediately preceding Distribution Date; and

(ii) the quotient of (A) the Outstanding Principal Balance on such Third Issuer's Intercompany Loan as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date) less the aggregate Outstanding Principal Balances of the Special Repayment Notes of the Third Issuer divided by (B) the aggregate Outstanding Principal Balance on all Intercompany Loans as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date) less the aggregate amount of all Special Repayment Notes; and

(iii) the quotient of (A) the aggregate Principal Amount Outstanding on such Class of Notes as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date), divided by (B) the aggregate Principal Amount Outstanding on all Classes of Notes of the Third Issuer (other than Series 2 Class D Notes) as at the immediately preceding Payment Date (after taking into account principal payments on such Payment Date).

In addition, notwithstanding the foregoing, following the occurrence of a Trigger Event, the Target Balance for the Series 2 Class D Notes will be zero.

To the extent not repaid earlier, the full Principal Amount Outstanding on a class of Third Issuer Notes will become due and payable on the legal final maturity date of that class of Notes.

SCHEDULE 5

Third Issuer Cash Manager Representations and Warranties

The Third Issuer Cash Manager makes the following representations and warranties to each of the Mortgages Trustee, Funding and the Note Trustee:

1. **Status:** It is a public limited company duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. **Powers and authority:** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of each of the Transaction Documents to which it is or will be a party, and each such Transaction Document has been duly executed and delivered by it.

3. **Legal validity:** Each Transaction Document to which it is or will be a party constitutes or when executed in accordance with its terms will constitute, a legal, valid and binding obligation.

4. **Non-conflict:** The execution by it of each of the Transaction Documents to which it is a party and the exercise by it of its rights and the performance of its obligations under such Transaction Documents will not:

   (a) conflict with any document which is binding upon it or any of its assets;

   (b) *conflict with its constitutional documents; or*

   (c) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. **No litigation:** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. **Consents and Licenses:** All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Transaction Documents have been obtained or effected (as appropriate) and are in full force and effect.

7. **Solvency:** No Insolvency Event has occurred in respect of the Third Issuer Cash Manager, and the Third Issuer Cash Manager is not insolvent.

8. **Financial Statements:** The most recent financial statements of the Third Issuer Cash Manager:

EXHIBIT 4.11

Third Issuer Post-Enforcement
Call Option Agreement

EXECUTION COPY

Dated 20 March 2002

GRANITE MORTGAGES 02-1 PLC
as Third Issuer

GPCH LIMITED
as Post-Enforcement Call Option Holder

- and –

THE BANK OF NEW YORK
as Note Trustee

THIRD ISSUER POST-ENFORCEMENT CALL OPTION AGREEMENT

SIDLEY AUSTIN BROWN & WOOD

ONE THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: LHC/30507-9/516623

THIS AGREEMENT IS MADE BY WAY OF DEED dated 20 March 2002

BETWEEN

(1) **GRANITE MORTGAGES 02-1 PLC** (registered number 4340767), a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**");

(2) **GPCH LIMITED** (registered number 4128437), a private limited company incorporated under the laws of England whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Post-Enforcement Call Option Holder**"); and

(3) **THE BANK OF NEW YORK** acting through its office at One Canada Square, 48th Floor, London E14 5AL (in its capacity as the "**Note Trustee**", which expressions shall include such persons and all other persons for the time being acting as note trustee or note trustees under the Third Issuer Deed of Charge).

IT IS HEREBY AGREED AS FOLLOWS:

1. Interpretation

The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement.

The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

2. Option

2.1 In the event that (a) the Third Issuer Security is enforced and, after payment of all other claims ranking in priority to the Third Issuer Notes under the Third Issuer Deed of Charge, the remaining proceeds of such enforcement are insufficient to pay in full all principal and interest and other amounts whatsoever due in respect of the Third Issuer Notes and all other claims ranking *pari passu* therewith, or (b) within 20 days following the Final Maturity Date of the latest maturing Notes, the Note Trustee certifies that there is no further amount outstanding under the Third Issuer Intercompany Loan, then all interests in the Global Note Certificates will be automatically exchanged (such date of exchange being the "**Option

Exercise Date") for equivalent interests in an equivalent amount of Notes in an equivalent Principal Amount Outstanding represented by Individual Note Certificates and such Global Note Certificates will be cancelled.

2.2 In connection with the issuance of the Third Issuer Notes, the Note Trustee hereby grants, and the Third Issuer hereby acknowledges, an option (the "**Option**"), under which the Note Trustee has no personal liability, exercisable by the Post-Enforcement Call Option Holder (or by any designated subsidiary of the Post-Enforcement Call Option Holder, to be designated by notice from the Post-Enforcement Call Option Holder to the Note Trustee at the discretion of the Post-Enforcement Call Option Holder (the '**Designated Subsidiary**") permitting the Post-Enforcement Call Option Holder (or any Designated Subsidiary) to acquire at any time on or after the Option Exercise Date all (but not some only) of the Relevant Notes (as defined below) outstanding as at the Option Exercise Date, together with accrued interest thereon ("**Relevant Notes**" being for the purposes of this Deed, all the Third Issuer Notes represented by Individual Note Certificates as at the Option Exercise Date).

2.3 The Option shall be exercised by the Post-Enforcement Call Option Holder (or any Designated Subsidiary) by notice from the Post-Enforcement Call Option Holder (or the Designated Subsidiary) to the Note Trustee and the Noteholders in accordance with Condition 14 of the Third Issuer Notes.

3. Representations and Warranties

The Post-Enforcement Call Option Holder represents and warrants for the benefit of the Third Issuer and the Note Trustee that:

(a) it is resident for tax purposes solely in, and has its usual place of abode, in the United Kingdom;

(b) it does not hold, and has not at any time held, any shares in or other interests in any company;

(c) it has not engaged in, nor will it engage in, any activities other than those contemplated by the Transaction Documents;

(d) it will discharge all of its liabilities and meet all of its obligations (including any liability in respect of United Kingdom corporation tax) as and when they fall due.

4. Consideration

The Post-Enforcement Call Option Holder (or the Designated Subsidiary) shall pay to the Noteholders in respect of the exercise of the Option, the sum of one pence sterling in respect of each Third Issuer Note then outstanding.

5. Acknowledgement by Note Trustee

The Note Trustee acknowledges that the Third Issuer Notes are to be issued subject to the Option and the Note Trustee hereby grants the Option but does so entirely without warranty, responsibility or liability as to its effectiveness or otherwise on the part of the Note Trustee to the Noteholders or any other person. In accordance with the Conditions, each of the Noteholders, by subscribing for or purchasing the Third Issuer Notes, shall, upon subscription or purchase, be deemed to have agreed to be bound by and, to the extent necessary, to have ratified the granting of the Option.

6. Notices

Any notices to be given pursuant to this Deed to any of the parties hereto shall be sufficiently served if sent by prepaid first class post, by hand or facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched, (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a Business Day or on the next Business Day if delivered thereafter or on a day which is not a Business Day or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of the Third Issuer to: Granite Mortgages 02-1 plc: c/o Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile: 020 7606 0643) for the attention of the Company Secretary;

with a copy to:
Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL, (facsimile: 0191 213 2203) for the attention of the Group Secretary;

(b) in the case of the Post-Enforcement Call Option Holder to: GPCH Limited c/o Fifth Floor, 100 Wood Street, London EC2V 7EX (facsimile: 020 7606 0643) for the attention of The Company Secretary; and

(c) in the case of the Note Trustee to: The Bank of New York, One Canada Square, 48th Floor, London E14 5AL (facsimile: 020 7964 6399) for the attention of Global Structured Finance Corporate Trust,

or to such other address or facsimile number or for the attention of such other person or entity as may from time to time be notified by any party to the others by written notice in accordance with the provisions of this Clause 6.

7. Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Deed may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

8. Governing Law and Jurisdiction; Appropriate Forum

8.1 This Deed shall be governed by, and construed in accordance with, English law.

8.2 Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and, for such purposes, irrevocably submits to the jurisdiction of such courts.

8.3 Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first before written.

EXECUTION PAGE

EXECUTED for and on behalf of)
GRANITE MORTGAGES 02-1 PLC)
by:)

Name:

Title:

EXECUTED for and on behalf of)
GPCH LIMITED)
by:)

Name:

Title:

EXECUTED for and on behalf of)
THE BANK OF NEW YORK)
by:)
)

Name:

Title:

EXHIBIT 10.1

Third Issuer Basis Rate Swap Agreement

(Multicurrency — Cross Border)

ISDA®

International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of 20 March 2002

Northern Rock plc ("Party A") and The Bank of New York (the "Note Trustee") Granite Mortgages 02-1 plc ("Party B")

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows: —

1. Interpretation

(a) ***Definitions***. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b) ***Inconsistency***. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c) ***Single Agreement***. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2. Obligations

(a) ***General Conditions***.

(i) Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b) ***Change of Account***. Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c) ***Netting***. If on any date amounts would otherwise be payable:—

(i) in the same currency; and

(ii) in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d) ***Deduction or Withholding for Tax.***

(i) ***Gross-Up***. All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:—

(1) promptly notify the other party ("Y") of such requirement;

(2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:—

(A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

(B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

(ii) ***Liability***. If: —

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) ***Default Interest***; ***Other Amounts***. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3. Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:—

(a) ***Basic Representations***.

(i) ***Status***. It is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and, if relevant under such laws, in good standing;

(ii) ***Powers***. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorise such execution, delivery and performance;

(iii) ***No Violation or Conflict***. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv) ***Consents***. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v) ***Obligations Binding***. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b) *Absence of Certain Events*. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c) *Absence of Litigation*. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d) *Accuracy of Specified Information*. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e) *Payer Tax Representation*. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f) *Payee Tax Representations*. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4. Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—

(a) *Furnish Specified Information*. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:—

(i) any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

(ii) any other documents specified in the Schedule or any Confirmation; and

(iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification,

in each case by the date specified in the Schedule or such Confirmation or, if none is specified, as soon as reasonably practicable.

(b) *Maintain Authorisations*. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c) *Comply with Laws*. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d) *Tax Agreement*. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e) *Payment of Stamp Tax*. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated,

organised, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5. Events of Default and Termination Events

(a) ***Events of Default***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:—

(i) ***Failure to Pay or Deliver***. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

(ii) ***Breach of Agreement***. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

(iii) ***Credit Support Default***.

(1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

(2) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

(3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

(iv) ***Misrepresentation.*** A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

(v) ***Default under Specified Transaction***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

(vi) ***Cross Default***. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however

described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii) ***Bankruptcy***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party: —

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii) ***Merger Without Assumption***. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer: —

(1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b) ***Termination Events***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event

Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:—

(i) ***Illegality***. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party): —

(1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii) ***Tax Event***. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii) ***Tax Event Upon Merger***. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv) ***Credit Event Upon Merger***. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v) ***Additional Termination Event***. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) ***Event of Default and Illegality***. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6. Early Termination

(a) ***Right to Terminate Following Event of Default***. If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b) ***Right to Terminate Following Termination Event***.

(i) ***Notice***. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii) ***Transfer to Avoid Termination Event***. If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

(iii) ***Two Affected Parties***. If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv) ***Right to Terminate***. If: —

(1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then

continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c) ***Effect of Designation.***

(i) If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d) ***Calculations.***

(i) ***Statement***. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii) ***Payment Date***. An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) ***Payments on Early Termination***. If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss", and a payment method, either the "First Method" or the "Second Method". If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method", as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i) ***Events of Default***. If the Early Termination Date results from an Event of Default: —

(1) *First Method and Market Quotation*. If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2) *First Method and Loss*. If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3) *Second Method and Market Quotation*. If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the

Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4) *Second Method and Loss.* If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii) ***Termination Events***. If the Early Termination Date results from a Termination Event: —

(1) *One Affected Party*. If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2) *Two Affected Parties.* If there are two Affected Parties: —

(A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

(iii) ***Adjustment for Bankruptcy***. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv) ***Pre-Estimate***. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7. Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that: —

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8. Contractual Currency

(a) ***Payment in the Contractual Currency***. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) ***Judgments***. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) ***Separate Indemnities***. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) ***Evidence of Loss***. For tbe purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9. Miscellaneous

(a) ***Entire Agreement***. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) ***Amendments***. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) ***Survival of Obligations***. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) ***Remedies Cumulative***. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e) ***Counterparts and Confirmations***.

(i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall he entered into as soon as practicable and may he executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) ***No Waiver of Rights***. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) ***Headings***. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10. Offices; Multibranch Parties

(a) If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organisation of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b) Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c) If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11. Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document

to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12. Notices

(a) ***Effectiveness***. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:—

(i) if in writing and delivered in person or by courier, on the date it is delivered;

(ii) if sent by telex, on the date the recipient's answerback is received;

(iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

(iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

(v) if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) ***Change of Addresses***. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13. Governing Law and Jurisdiction

(a) ***Governing Law***. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) ***Jurisdiction***. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:—

(i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

(ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) ***Service of Process***. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any

reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d) ***Waiver of Immunities***. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14. Definitions

As used in this Agreement:—

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:—

(a) in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b) in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c) in respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d) in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorisation, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organised, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and ***"lawful"*** and ***"unlawful"*** will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have

been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated, organised, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of: —

(a) the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meanings specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market

value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

Northern Rock plc, being Party A (Name of Party)	Granite Mortgages 02-1 plc, being Party B (Name of Party)
By: .... Name: Title: Date:	By: .... Name: Title: Date:

The Bank of New York,
being the Note Trustee
(Name of Party)

By: ....
Name:
Title:
Date:

SCHEDULE
to the
Master Agreement

dated as of 20 March, 2002

between

(1) NORTHERN ROCK PLC ("**Party A**");

(2) GRANITE MORTGAGES 02-1 plc ("**Party B**"); and

(3) THE BANK OF NEW YORK (the "**Note Trustee**", which expression shall include its successors and assigns and which has agreed to become a party to this Agreement solely for the purpose of taking the benefit of Parts 5(c) and (h) of the Schedule to this Agreement).

Part 1. **Termination Provisions**.

(a) "***Specified Entity***" means in relation to Party A for the purpose of:-

Section 5(a)(v), none

Section 5(a)(vi), none

Section 5(a)(vii), none

Section 5(b)(iv), none

and in relation to Party B for the purpose of:-

Section 5(a)(v), none

Section 5(a)(vi), none

Section 5(a)(vii), none

Section 5(b)(iv), none

(b) "***Specified Transaction***" will have the meaning specified in Section 14.

(c) The "***Cross Default***" provisions of Section 5(a)(vi), will not apply to Party A and will not apply to Party B.

(d) The "***Credit Event Upon Merger***" provisions of Section 5(b)(iv) will not apply to Party A and will not apply to Party B.

(e) The "***Automatic Early Termination***" provision of Section 6(a) will not apply to Party A and will not apply to Party B.

(f) ***Payments on Early Termination***. For the purposes of Section 6(e) of this Agreement:-

(i) Market Quotation will apply.

(ii) The Second Method will apply.

(g) "***Termination Currency***" means Sterling.

Part 2. **Tax Representations**

(a) ***Payer Representations***. For the purpose of Section 3(e) of this Agreement, Party A and Party B will each make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement, (ii) the satisfaction of the agreement of the other party contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b) ***Payee Representations***. For the purposes of Section 3(f) of the Agreement, Party A makes the representation specified below (the "**Additional Tax Representation**").

(i) it is a party to each Transaction solely for the purposes of a trade (or part of a trade) carried on by it in the United Kingdom through a branch or agency; or

(ii) it is resident in the United Kingdom or in a jurisdiction with which the United Kingdom has a double tax treaty which makes provision, whether for relief or otherwise, in relation to interest.

(c) ***Additional Termination Event***. The Additional Tax Representation proves to have been incorrect or misleading in any material respect with respect to one or more Transactions (each an "Affected Transaction" for the purposes of this Additional Termination Event) when made or repeated or deemed to have been made or repeated. The Affected Party shall be Party A only.

Part 3. **Agreement to Deliver Documents**

For the purpose of Sections 4(a)(i) and (ii) of this Agreement, each party agrees to deliver the following documents, as applicable:-

(a) Tax forms, documents or certificates to be delivered are:-

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered
	None	

(b) Other documents to be delivered are:-

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Party A and Party B	Appropriate evidence of its signatory's Authority	On signing of this Agreement	Yes
Party B	Certified copy of board resolution	On signing of this Agreement	Yes
Party A	Legal opinion in form and substance satisfactory to Party B	On signing of this Agreement	No

Part 4. **Miscellaneous**

(a) ***Addresses for Notices***. For the purpose of Section 12(a) of this Agreement:-

Address for notices or communications to Party A:-

Address: Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Attention: Senior Manager, Treasury Settlement

Facsimile No.: 0191 279 4694

Address for notices or communications to Party B:-

Address: Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

With a copy to: Northern Rock plc
Northern Rock House
Gosforth
Newcastle upon Tyne
NE3 4PL

Attention: Keith M. Currie

Facsimile No.: 0191 279 4694

With a copy to the Note Trustee:-

Address: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

Facsimile No.: 020 7364 6555

(b) ***Process Agent***. For this purpose of Section 13(c) of this Agreement:-

Party A appoints as its Process Agent: none.

Party B appoints as its Process Agent: none.

(c) *Offices*. The provisions of Section 10(a) will apply to this Agreement.

(d) *Multibranch Party*. For the purpose of Section 10(c) of this Agreement:-

Party A is not a Multibranch Party.

Party B is not a Multibranch Party.

(e) *Calculation Agent*. The Calculation Agent shall be as specified in each Confirmation.

(f) *Credit Support Document*. Details of any Credit Support Document:-

In respect of Party A: None.

In respect of Party B: The Third Issuer Deed of Charge.

(g) *Credit Support Provider*. Credit Support Provider means in relation to Party A, none.

Credit Support Provider means in relation to Party B, none.

(h) *Governing Law*. This Agreement will be governed by and construed in accordance with English law.

(i) *Netting of Payments*. Subparagraph (ii) of Section 2(c) of this Agreement will not apply to Transactions entered into under this Agreement unless otherwise specified in a Confirmation.

(j) "*Affiliate*" will have the meaning specified in Section 14 of this Agreement.

Part 5. **Other Provisions**

(a) *Definitions and Interpretation*

(i) The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. (the "**Definitions**") are incorporated by reference herein. Any terms used and not otherwise defined herein which are contained in the Definitions shall have the meaning set forth therein.

(ii) Capitalised terms used in this Agreement shall, except where the context otherwise requires and save where otherwise defined in this Agreement, the Confirmation, the Schedule or the Definitions, bear the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

(b) **No Set-Off*

(i) All payments under this Agreement shall be made without set-off or counterclaim, except as expressly provided for in Section 6.

(ii) Section 6(e) shall be amended by the deletion of the following sentence; "The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off."

(c) ***Security Interest***

Notwithstanding Section 7, Party A hereby agrees and consents to the assignment by way of security by Party B of its interests under this Agreement (without prejudice to, and after giving effect to, any contractual netting provision contained in this Agreement) to the Note Trustee (or any successor thereto) pursuant to and in accordance with the Third Issuer Deed of Charge and acknowledges notice of such assignment. Each of the parties hereby confirms and agrees that the Note Trustee shall not be liable for any of the obligations of Party B hereunder.

(d) ***Disapplication of certain Events of Default***

Section 5(a)(ii), Section 5(a)(iii), Section 5(a)(iv), Section 5(a)(v) and Section 5(a)(vii)(2) will not apply in respect of Party B.

Section 5(a)(viii) will not apply to Party B in respect of a transfer to the Note Trustee or in respect of a transfer to any entity which has succeeded the Note Trustee in that capacity.

(e) ***Disapplication of certain Termination Events***

The "Tax Event" and "Tax Event Upon Merger" provisions of Section 5(b)(ii) and 5(b)(iii) will not apply to Party A or to Party B.

(f) ***Additional Event of Default***

The following shall constitute an additional Event of Default with respect to Party B:

"**Note Enforcement Notice**. The Note Trustee serves a Note Enforcement Notice on Party B (in which case Party B shall be the Defaulting Party)."

(g) ***Northern Rock plc as Party B's Agent***

Party B hereby declares that pursuant to the Third Issuer Cash Management Agreement it has appointed Northern Rock plc to act as its agent for the purpose, *inter alia*, of the operation of this Agreement and dealing with payments hereunder. Accordingly, unless and until written notice is received by Party A from the Note Trustee that such appointment has been terminated, Party A shall be entitled to treat all communications and acts relating to this Agreement received from or carried out by Northern Rock plc as agent for Party B under the Third Issuer Cash Management Agreement as being those of Party B and Party B hereby agrees to ratify and confirm the same.

(h) ***Security, Enforcement and Limited Recourse***

(i) Party A agrees with Party B and the Note Trustee to be bound by the terms of the Third Issuer Deed of Charge and the Third Issuer Cash Management Agreement and, in particular, confirms that: (i) no sum shall be payable by or on behalf of Party B to it except in accordance with the Issuer Priority of Payments of the Third Issuer as set out in the Third Issuer Cash Management Agreement or, as applicable, the Third Issuer Deed of Charge (as the same may be amended from time to time); and (ii) it will not take any steps for the winding up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee, liquidator, sequestrator or similar officer of Party B or of any or all of its revenues and assets nor participate in any ex parte proceedings nor seek to enforce any judgment against Party B except as provided in the Third Issuer Deed of Charge.

(ii) In relation to all sums due and payable by Party B to Party A, Party A agrees that it shall have recourse only to sums available to Party B for the purpose of making payments to Party A in accordance with the relevant Issuer Priority of Payments, the Third Issuer Cash Management Agreement and/or, as applicable the Third Issuer Deed of Charge.

(i) ***Reserved***

(j) ***Authorised Person***

For the purposes of Section 3 of this Agreement, Party A represents to Party B (which representation will be deemed to be repeated by Party A on each date on which a Transaction is entered into and throughout the course of any Transaction) that it is an authorised person for the purposes of the Financial Services and Markets Act 2000.

(k) ***Ratings Downgrade of Party A***

(i) In the event that the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) cease to be rated at least as high as A-1 by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies Inc. ("**S&P**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of S&P be downgraded or placed under review for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days of the occurrence of such downgrade at its own cost:

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose short-term, unsecured and unsubordinated debt obligations are rated at least as high as A-1 (or its equivalent) by S&P or such other rating as is commensurate with the rating assigned to the Notes by S&P from time to time,

and in the event that Party A is unable to make such transfer within such 30 day period, then it will continue , on a reasonable efforts basis, to attempt to make such transfer and pending such transfer, Party A will, on a reasonable efforts basis, at its own cost, either:

(B) put in place an appropriate mark-to-market collateral agreement, (which may be based on the credit support documentation published by ISDA, or otherwise, and relates to collateral in the form of cash or securities or both) in support of its obligations under this Agreement provided that (x) Party A shall be deemed to have satisfied the requirements of S&P if the amount of collateral agreed to be provided in the form of cash and/or securities (the "**Collateral Amount**") is determined on a basis which is no more onerous than the criteria of S&P as at 31st September, 1999 (or any subsequent criteria published by S&P) which enable entities rated lower than a specified level to participate in structured finance transactions which, through collateralisation, are rated at a higher level (as referred to, in part, in the article entitled New Interest Rate Currency Swap Criteria Broadens Allowable Counterparties in the January 1999 issue of S&P's Structured Finance publication) (the "**S&P Criteria**") and (y) the Collateral Amount shall not be required to exceed such amount as would be required (in accordance with the S&P Criteria) to restore the rating of the Notes to the level they would have been at immediately prior to such downgrading; or

(C) procure another person to become co-obligor in respect of the obligations of Party A under this Agreement or take such other action as Party A may agree with S&P as will result in the rating of the Notes then outstanding following the taking of such action being rated no lower than the rating of the Notes immediately prior to such downgrade.

(ii) In the event that the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) cease to be rated at least as high as P-1 by Moody's Investors Service Limited ("**Moody's**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of Moody's be downgraded or placed under review for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days, and at its own cost:

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose short-term, unsecured and unsubordinated debt obligations are rated at least as high as P-1 (or its equivalent) by Moody's or such other rating as is commensurate with the rating assigned to the Notes by Moody's from time to time,

and in the event that Party A is unable to make such transfer within such 30 day period, then it will continue, on a reasonable efforts basis, to attempt to make such transfer and pending such transfer, Party A will, on a reasonable efforts basis, at its own cost, either:

(B) put in place an appropriate mark-to-market collateral agreement, (which may be based on the credit support documentation published by ISDA, or otherwise, and relates to collateral in the form of cash or securities or both) in support of its obligations under this Agreement provided that (x) Party A shall be deemed to have satisfied the requirements of Moody's if the Collateral Amount is determined on a basis which is no more onerous than the Moody's Criteria and (y) the Collateral Amount shall not be required to exceed such amount as would be required (in accordance with the Moody's Criteria) to restore the rating of the Notes to the level they would have been at immediately prior to such downgrading; or

(C) procure another person to become co-obligor in respect of the obligations of Party A under this Agreement or take such other action as Party A may agree with Moody's as will result in the rating of the Notes then outstanding following the taking of such action being rated no lower than the rating of the Notes immediately prior to such downgrade.

"**Moody's Criteria**" means that the Collateral Amount shall not exceed 100 per cent. of the mark-to-market value of the outstanding Transactions as determined by Party A in good faith from time to time provided that if the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor or assignee) cease to be rated as high as P-1 by Moody's then the applicable Collateral Amount shall not exceed the sum of (i) 102 per cent. of the mark-to-market value of the outstanding Transactions determined by Party A in good faith from time to time and (ii) in aggregate of the amounts determined in respect of each class of Notes, equal to the principal outstanding of that class of Notes and multiplied by the number of days remaining from the date of the determination to the Expected Repayment Date of that class of Notes, divided by 365 (such aggregate the "Buffer Notional") multiplied by the product of 0.15 per cent. and the Fixed Rate Ratio (as defined in the Basis Rate Swap Agreement). "**Expected Repayment Date**" means the Interest Payment Date falling in July 2007.

(iii) In the event that the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor) cease to be rated at least as high as F1 (or its equivalent) by Fitch Ratings Ltd ("**Fitch**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of Fitch be downgraded or placed on credit watch for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days, at its own cost:

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose short-term, unsecured and unsubordinated debt ratings are rated at least as high as F1 (or its equivalent) by Fitch or such other rating as is commensurate with the rating assigned to the Notes by Fitch from time to time,

and in the event that Party A is unable to make such transfer within such 30 day period, then it will continue, on a reasonable efforts basis, to attempt to make such transfer and pending such transfer, Party A will, on a reasonable efforts basis, at its own cost, either:

(B) procure another person to become co-obligor or guarantor in respect of the obligations of Party A under this Agreement whose short-term, unsecured and unsubordinated debt ratings are rated at least as high as F1 (or its equivalent) by Fitch or such other rating as is commensurate with the rating assigned to the Notes by Fitch from time to time; or

(C) take such other action as Party A may agree with Fitch as will result in the rating of the Notes then outstanding being maintained.

(iv) If Party A does not take the measures described in either (i), (ii) or (iii) above such failure shall not be or give rise to an Event of Default but shall constitute an Additional Termination Event with respect to Party A and shall be deemed to have occurred on the thirtieth day following such downgrade with Party A as the sole Affected Party.

Each of Party B and the Note Trustee shall use their reasonable endeavours to co-operate with Party A in putting in place such credit support documentation, including agreeing to such arrangements in such documentation as may satisfy S&P, Moody's and Fitch with respect to the operation and management of the collateral (subject always to proviso (x) and (y) in (i)(B) and (ii)(B) above) and entering into such documents as may reasonably be requested by Party A in connection with the provision of such collateral.

(l) *Additional Representation*

Section 3 is amended by the addition at the end thereof of the following additional representations:

(1) "(g)" ***No Agency***. It is entering into this Agreement and each Transaction as principal and not as agent of any person."

(2) The following additional representation shall be given by Party A only:

"(h) ***Pari Passu.*** Its obligations under this Agreement rank pari passu with all of its other unsecured, unsubordinated obligations except those obligations preferred by operation of law."

(m) *Recording of Conversations*

Each party to this Agreement acknowledges and agrees to the tape recording of conversations between the parties to this Agreement whether by one or other or both of the parties.

(n) *Relationship between the parties*

The Agreement is amended by the insertion after Section 14 of an additional Section 15, reading in its entirety as follows:

"15. **Relationship between the parties**

Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):

(a) ***Non Reliance.*** It is acting for its own account, and it has made its own decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. It has not received from the other party any assurance or guarantee as to the expected results of that Transaction.

(b) ***Assessment and Understanding***. It is capable of assessing the merits of and understanding (on its own and through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the financial and other risks of that Transaction.

(c) ***Status of Parties***. The other party is not acting as a fiduciary or an adviser for it in respect of that Transaction."

(o) ***Tax***

The Agreement is amended by deleting Section 2(d) in its entirety and replacing it with the following:

"(d) *Deduction or Withholding for Tax*

(i) *Requirement to Withhold*

All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required (including, for the avoidance of doubt, if such deduction or withholding is required in order for the payer to obtain relief from Tax) by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party ("**X**") is so required to deduct or withhold, then that party (the "***Deducting Party***"):

(1) will promptly notify the other party ("**Y**") of such requirement;

(2) will pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any Gross Up Amount (as defined below) paid by the Deducting Party to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) will promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if X is Party A, X will promptly pay in addition to the payment to which Party B is otherwise entitled under this Agreement, such additional amount (the "***Gross Up Amount***") as is necessary to ensure that the net amount actually received by Party B will equal the full amount which Party B would have received had no such deduction or withholding been required.

(ii) *Liability*

If:

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding for or on account of any Tax in respect of payments under this Agreement; and

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent that Y has satisfied or then satisfies the liability resulting from such Tax, (A) where X is Party B, Party A will promptly pay to Party B the amount of such liability (the "***Liability Amount***") (including any related liability for interest and together with an amount equal to the Tax payable by Party B on receipt of such amount but including any related liability for penalties only if Party A has failed to comply with or perform any agreement contained in

Section 4(a)(i), 4(a)(iii) or 4(d)) and Party B will promptly pay to the relevant government revenue authority the amount of such liability (including any related liability for interest and penalties) and (B) where X is Party A and Party A would have been required to pay a Gross Up Amount to Party B, Party A will promptly pay to the relevant government revenue authority the amount of such liability (including any related liability for interest and penalties).

(iii) *Tax Credit etc.*

(a) Where Party A pays an amount in accordance with Section 2(d)(i)(4) above, Party B undertakes as follows:

(1) To the extent that Party B obtains any Tax credit, allowance, set-off or repayment from the tax authorities of any jurisdiction relating to any deduction or withholding giving rise to such payment, it shall pay to Party A on the next Payment Date after receipt of the same so much of the cash benefit (as calculated below) relating thereto which it has received as will leave Party B in substantially the same (but in any event no worse) position as Party B would have been in if no such deduction or withholding had been required;

(2) The "cash benefit" shall, in the case of credit, allowance or set-off, be the additional amount of Tax which would have been payable by Party B in the jurisdiction referred to in (1) above but for the obtaining by it of the said Tax credit, allowance or set-off and, in the case of a repayment, shall be the amount of the repayment together, in either case, with any related interest or similar payment obtained by Party B; and

(3) It will use all reasonable endeavours to obtain any Tax credit, allowance, set-off or repayment as soon as is reasonably practicable provided that it shall be the sole judge of the amount of any such Tax credit, allowance, set-off or repayment and of the date on which the same is received and shall not be obliged to disclose to Party A any information regarding its tax affairs or tax computations save that Party B shall, upon request by Party A, supply Party A with a reasonably detailed explanation of its calculation of the amount of any such Tax credit, allowance, set-off or repayment and of the date on which the same is received.

The definition of "**Indemnifiable Tax**" in Section 14 shall be deleted and the following shall be substituted therefor:

""**Indemnifiable Tax**" means any Tax."

(p) ***Change of Account***

Section 2(b) of this Agreement is hereby amended by the addition of the following at the end thereof:

"; provided that such new account shall be in the same tax jurisdiction as the original account and such new account, in the case of Party B, is held with a financial institution with a short term unsecured, unsubordinated and unguaranteed debt obligation rating of at least P-1 (in the case of Moody's) and A-1+ (in the case of S&P)."

(q) *Condition Precedent*

Section 2(a)(iii) shall be amended by the deletion of the words "a Potential Event of Default" in respect of conditions precedent to the obligations of Party A only.

(r) *Representations*

(i) Section 3(b) shall be amended by the deletion of the words "or Potential Event of Default" in respect of the representation given by Party B only.

(ii) Section 5(a)(iv) is hereby amended by the insertion of the words "specified in Section 3" after the words "A representation."

(s) *Contracts (Rights of Third Parties) Act 1999*

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

Execution Copy
(Basis Rate Swap)

From: Northern Rock plc
Northern Rock House
Gosforth
Newcastle Upon Tyne
NE3 4PL

To: Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Global Structured Finance (Corporate Trust)

20 March, 2002

Dear Sirs,

Confirmation – Third Issuer Basis Rate Swap

The purpose of this letter is to confirm the terms and conditions of the swap transaction entered into between us on the Trade Date specified below (the "***Swap Transaction***"). This letter constitutes a "***Confirmation***" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you on the date hereof as amended and supplemented from time to time (the "***Agreement***").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "***Definitions***") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule. The following expressions shall have the following meanings:

The term "***Transaction***" as used herein shall, for the purposes of the Definitions, have the same meaning as "***Swap Transaction***".

Additional Issuer Amount means, in respect of a Payment Date, an amount in Sterling equal to the amount produced by applying the Blended Rate for the Determination Period ending immediately prior to such Payment Date to the Additional Notional Amount, such amount to be calculated by the Calculation Agent on the basis of the actual number of days in such Determination Period, divided by 365.

Additional Notional Amount means GBP1

Additional Swap Provider Amount means, in respect ofa Payment Date, an amount in Sterling which is equal to the amount produced by applying a rate equal to the Three Month LIBOR applicable to the Interest Period ending on such Payment Date plus the Blended Spread for the Determination Period ending during such Interest Period to the Additional Notional Amount, such amount to be calculated by the Calculation Agent on the basis of the actual number of days in such Interest Period, divided by 365.

Average Fixed Rate Mortgage Loan Balance means, in respect of a Determination Period, an amount equal to the sum of the aggregate of the outstanding current balances of the Fixed Rate Mortgage Loans at the start of business on the first day of such Determination Period as notified to the Calculation Agent by the Cash Manager in accordance with the Cash Management Agreement.

Average Flexible Mortgage Loan Balance means, in respect of a Determination Period, an amount equal to the sum of the aggregate of the outstanding current balances of the Flexible Mortgage Loans at the start of business on the first day of such Determination Period as notified to the Calculation Agent by the Cash Manager in accordance with the provisions of the Cash Management Agreement.

Average Mortgage Loan Balance means, in respect of a Determination Period, the sum of the Average Fixed Rate Mortgage Loan Balance, the Average Variable Rate Mortgage Loan Balance and the Average Flexible Mortgage Loan Balance.

Average Variable Rate Mortgage Loan Balance means, in respect of a Determination Period, an amount equal to the sum of the aggregate of the outstanding current balances of the Variable Rate Mortgage Loans at the start of business on the first day of such Determination Period as notified to the Calculation Agent by the Cash Manager in accordance with the provisions of the Cash Management Agreement.

Basis Rate Note Amortisation Amount means, in respect of a Payment Date, an amount in Sterling equal to (a) GBP 2,420,580,322 (being the original outstanding principal balance of the Notes, other than the Series 2 Class D Notes (converted to GBP at the applicable Exchange Rate in the case of Notes denominated in USD or in EUR)) *minus*

(b) the aggregate outstanding principal balance of the Notes, other than the Series 2 Class D Notes (converted to GBP at the applicable Exchange Rate in the case of Notes denominated in USD or in EUR) on the immediately preceding Payment Date (in the case of the first Payment Date, on the Effective Date), as determined after taking account of any changes made on such date to the outstanding principal balance of the Notes *plus* (c) the balance of the Principal Deficiency Ledger on such immediately preceding Payment Date as determined after taking account of any changes made on such date to the balance of the Principal Deficiency Ledger (converted to GBP at the applicable Exchange Rate in the case of Principal Deficiency Ledger entries in USD or in EUR) *plus* (d) the aggregate outstanding principal balance on the immediately preceding Payment Date of any Fixed Rate Mortgage Loans which have become Re-Fixed Mortgage Loans since the immediately preceding Payment Date.

Blended Rate means, in respect of a Determination Period, a rate of interest equal to the sum of (i) the Weighted Average Fixed Rate for such Determination Period multiplied by the Fixed Rate Ratio for such Determination Period; (ii) the Variable Rate Swap SVR for such Determination Period multiplied by the Variable Rate Ratio for such Determination Period and (iii) the Flexible Swap Rate for such Determination Period multiplied by the Flexible Ratio for such Determination Period.

Blended Spread means, in respect of a Determination Period, a percentage equal to the sum of (i) the Fixed Rate Spread multiplied by the Fixed Rate Ratio for such Determination Period; (ii) the Variable Rate Spread multiplied by the Variable Rate Ratio for such Determination Period and (iii) the Flexible Spread multiplied by the Flexible Ratio for such Determination Period.

Determination Date means the first Business Day of any calendar month which includes a Payment Date.

Determination Period means the period from (and including) the Closing Date to (but excluding) the first Determination Date and thereafter from (and including) one Determination Date to (but excluding) the next Determination Date.

Exchange Rate means: For the Series 1 Notes: GBP1.00:USD 1.413
For the Series 3 Notes: GBP1.00: EUR 1.61

Fixed Rate Mortgage Loans means those Mortgage Loans within the Mortgage Portfolio from time to time which are subject to fixed rates of interest set by reference to a pre-determined interest rate or series of interest rates for a fixed period or periods (and shall, for the avoidance of doubt, exclude Flexible Mortgage Loans and Variable Rate Mortgage Loans).

Fixed Rate Ratio means, in respect of a Determination Period, the Average Fixed Rate Mortgage Loan Balance divided by the Average Mortgage Loan Balance.

Fixed Rate Spread means 0.00% per annum.

Flexible Mortgage Loans means those Mortgage Loans within the Mortgage Portfolio that typically incorporate features that give the borrower options (which may be subject to certain conditions) to, among other things, make further drawings on the mortgage loan account, and/or to overpay or underpay interest and principal in a given month and/or to take a payment holiday.

Flexible Ratio means, in respect of a Determination Period, the Average Flexible Mortgage Loan Balance divided by the Average Mortgage Loan Balance.

Flexible Spread means 1.45% per annum.

Flexible Swap Rate means, in respect of a Determination Period, a rate of interest equal to the Variable Rate Swap SVR for such Determination Period *minus* the weighted average of the discounts charged to borrowers of Flexible Mortgage Loans as at the start of business on the first day of such Determination Period (the weighted average being calculated by reference to the then outstanding current balances of such Flexible Mortgage Loans as at that date), as determined by the Cash Manager in accordance with the provisions of the Cash Management Agreement.

Funding means Granite Finance Funding Limited.

Interest Period means in relation to the Third Issuer Notes a period from (and including) a Payment Date (or in respect of the first Interest Period, the Closing Date) to (but excluding) the next following (or first) Payment Date.

Issuer Amount means, in respect ofa Payment Date, an amount in Sterling equal to the amount produced by applying the Blended Rate for the Determination Period ending immediately prior to such Payment Date to the Notional Amount, such amount to be calculated by the Calculation Agent on the basis of the actual number of days in such Determination Period, divided by 365.

Mortgage Portfolio has the meaning given to such term in the Master Definitions Schedule.

Notes means the Third Issuer Notes.

NotionalAmount means an amount in Sterling equal to GBP2,420,580,322 (being the original outstanding principal balance of the Notes, other than the Series 2 Class D Notes, (converted to GBP at the applicable Exchange Rate in the case of Notes denominated in USD or in EUR)).

Payment Date means the twentieth day of January, April, July and October in each year or, if such day is not a Business Day, the next succeeding Business Day, beginning in July 2002.

Principal Deficiency Ledger means the Issuer Principal Deficiency Ledger of such name maintained for the Third Issuer by the Cash Manager pursuant to the Third Issuer Cash Management Agreement.

Reference Lenders means Abbey National plc, Alliance & Leicester plc, Barclays Bank plc, Halifax plc, Lloyds TSB Bank plc, National Westminster Bank Plc and Woolwich plc (or their respective successors) and such additional or replacement residential mortgage lenders as shall be determined by the Calculation Agent and ***Reference Lender*** means any one of them.

Series 2 Class D Notes means the £15,000,000 Series 2 Class D Notes due 2042 issued by the Third Issuer

Swap Provider Amount means, in respect ofa Payment Date, an amount in Sterling which is equal to the amount produced by applying a rate equal to the Three Month LIBOR applicable to the Interest Period relating to such Payment Date plus the Blended Spread for the Determination Period ending during such Interest Period to the Notional Amount, such amount to be calculated by the Calculation Agent on the basis of the actual number of days in such Interest Period, divided by 365.

Third Issuer means Granite Mortgages 02-1 plc

Three Month LIBOR means, in respect of an Interest Period, the London Interbank Offered Rate for three-month Sterling Deposits for such Interest Period (as determined by the Agent Bank in accordance with Condition 4 of the Third Issuer Notes and notified to the parties on the Payment Date on which the relevant Interest Period began); provided however that for the first Interest Period such rate shall be interpolated as set forth in Condition 4.

Variable Rate Mortgage Loans means those Mortgage Loans within the Mortgage Portfolio from time to time which are subject to a rate of interest which at any time may be varied in accordance with the relevant Mortgage Loan Conditions (and shall, for the avoidance of doubt, exclude Fixed Rate Mortgage Loans and Flexible Mortgage Loans).

Variable Rate Ratio means, in respect of a Determination Period, the Average Variable Rate Mortgage Loan Balance divided by the Average Mortgage Loan Balance.

Variable Rate Spread means 1.45% per annum.

Variable Rate Swap SVR means, in respect of a Determination Period, the rate equal to the average of the standard variable rates or their equivalent charged to existing borrowers on residential mortgage loans as published from time to time as at the start of business on the first day of such Determination Period after excluding the highest and lowest rate, of the Reference Lenders, as determined by the Cash Manager in good faith and notified to the Calculation Agent from time to time in accordance with the Cash Management Agreement.

Weighted Average Fixed Rate means, in respect of a Determination Period, the rate equal to the weighted average of the fixed rates of interest charged to borrowers of Fixed Rate Mortgage Loans as at the start of business on the first day of such Determination Period (the weighted average being calculated by reference to the then outstanding current balances of such Fixed Rate Mortgage Loans as at that date) as notified by the

Cash Manager to the Calculation Agent in accordance with the provisions of the Cash Management Agreement.

1. This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

2. The terms of the Transaction to which this Confirmation relates are as follows:

Party A: Northern Rock plc

Party B: Granite Mortgages 02-1 plc

Trade Date: 13 March 2002

Effective Date: 20 March 2002

Termination Date: The earlier of (i) the Payment Date falling in April 2042 and (ii) the date on which the outstanding principal balance of the Notes, other than the Series 2 Class D Notes, are reduced to zero.

Business Day centers for all Payments: London

Calculation of Amounts: On the Distribution Date immediately preceding each Payment Date, the Calculation Agent shall calculate the Swap Provider Amount for such Payment Date and the Issuer Amount for such Payment Date, and forthwith notify Party A, Party B, the Cash Manager and the Third Issuer Cash Manager of the amounts so determined and of the net amount determined as set out below.

Notwithstanding any other provision of this Confirmation, if on any date (i) additional Mortgage Loans are added to the Mortgage Portfolio and (ii) Granite Finance Funding Limited draws down a new intercompany loan (any such date, a "New Loan Date"), then the Calculation Agent may make any adjustments it deems appropriate to the Average Fixed Rate Mortgage Loan Balance, the Average Flexible Mortgage Loan Balance, the Average Variable Rate Mortgage Loan Balance and the Weighted Average Fixed Rate for the Determination Period in which such New Loan Date occurs in order to reflect the addition of such Mortgage Loans.

Payments:	If in relation to any Payment Date:	
	(i)	the Swap Provider Amount for such Payment Date exceeds the Issuer Amount for such Payment Date, Party A shall pay the amount of such excess to Party B on such Payment Date;
	(ii)	the Issuer Amount for such Payment Date exceeds the Swap Provider Amount for such Payment Date, Party B shall pay the amount of such excess to Party A on such Payment Date;
	(iii)	the Swap Provider Amount for such Payment Date is equal to the Issuer Amount for such Payment Date, no amount shall be due and payable by either party hereunder in relation to such Payment Date.
Calculation Agent:		Northern Rock plc acting in its capacity of Administrator pursuant to the Administration Agreement or of Cash Manager pursuant to the Cash Management Agreement, as the case may be.

3. Conditional Basis Rate Swap Transactions

The terms set out below are applicable to each of the additional basis rate swap Transactions (comprising the Additional Swap Provider Amounts and Additional Issuer Amounts). The following terms reflect such additional 2,420,580,322 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 2,420,580,322" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Payment Date on which the conditions referred to below are satisfied for that Transaction; provided, however, that for purposes of calculating any termination payment due pursuant to Section 6 of the Agreement, any additional basis rate swap Transaction that would have become effective on the Payment Date immediately following the Termination Date if the Agreement had not terminated shall be deemed to be effective on such Termination Date.

The first Transaction shall be conditional upon the Basis Rate Note Amortisation Amount for any Payment Date being greater than or equal to the Additional Notional Amount (each a "**First Condition**") and each subsequent Transaction shall be conditional upon (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective and (iii) the then relevant Basis Rate Note Amortisation Amount less the aggregate of the Additional Notional Amounts of the preceding Transactions which have become effective on or before the relevant Payment Date equaling or exceeding the Additional Notional Amount in respect of such Transaction.

On each Distribution Date the Calculation Agent shall notify Party A and Party B as to the Basis Rate Note Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Payment Date.

Calculation of Additional Amounts: On the Distribution Date immediately preceding each Payment Date, the Calculation Agent shall calculate the Additional Swap Provider Amount for such Payment Date and the Additional Issuer Amount for such Payment Date, and forthwith notify Party A, Party B, the Cash Manager and the Third Issuer Cash Manager of the amounts so determined and of the net amount determined as set out below.

Additional Payments: If in relation to any Payment Date:

(i) the Additional Swap Provider Amount for such Payment Date exceeds the Additional Issuer Amount for such Payment Date, Party B shall pay the amount of such excess to Party A on such Payment Date;

(ii) the Additional Issuer Amount for such Payment Date exceeds the Additional Swap Provider Amount for such Payment Date, Party A shall pay the amount of such excess to Party B on such Payment Date;

(iii) the Additional Swap Provider Amount for such Payment Date is equal to the Additional Issuer Amount for such Payment Date, no amount shall be due and payable by either party hereunder in relation to such Payment Date.

4. Account Details:

Payments to Party A:	Bank:	Northern Rock plc
	Account Name:	Northern Rock Group Treasury
	Sort Code:	30-00-59
	Reference:	Granite Mortgages 02-1 plc

Payments to Party B:	Bank:	Citibank N.A.
	Account Name:	Granite Mortgages 02-1 plc
	Account Number:	10408166
	Sort Code:	18-50-08
	Reference:	Northern Rock plc

5. Notice Details:

Party A:	Northern Rock plc
Address:	Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	0191-279-4694
Attention:	Treasury Settlements Manager
Party B:	Granite Mortgages 02-1 plc
Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	0191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	0207 964 6262
Attention:	Global Structured Finance (Corporate Trust)

Yours faithfully,

NORTHERN ROCK PLC
by:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

EXHIBIT 10.2

Third Issuer Dollar Currency Swap Agreement

(Multicurrency — Cross Border)

ISDA®

International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of 20 March 2002

Credit Suisse First Boston International ("Party A") and The Bank of New York (the "Note Trustee") Granite Mortgages 02-1 plc ("Party B")

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows: —

1. Interpretation

(a) ***Definitions***. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b) ***Inconsistency***. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c) ***Single Agreement***. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2. Obligations

(a) ***General Conditions***.

(i) Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b) *Change of Account.* Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c) *Netting.* If on any date amounts would otherwise be payable:—

(i) in the same currency; and

(ii) in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d) ***Deduction or Withholding for Tax.***

(i) ***Gross-Up.*** All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:—

(1) promptly notify the other party ("Y") of such requirement;

(2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:—

(A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

(B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

(ii) ***Liability***. If: —

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) ***Default Interest***; ***Other Amounts***. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3. Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:—

(a) ***Basic Representations***.

(i) ***Status***. It is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and, if relevant under such laws, in good standing;

(ii) ***Powers***. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorise such execution, delivery and performance;

(iii) ***No Violation or Conflict***. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv) ***Consents***. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v) ***Obligations Binding***. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b) *Absence of Certain Events*. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c) *Absence of Litigation*. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d) *Accuracy of Specified Information*. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e) *Payer Tax Representation*. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f) *Payee Tax Representations*. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4. Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—

(a) *Furnish Specified Information*. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:—

(i) any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

(ii) any other documents specified in the Schedule or any Confirmation; and

(iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification,

in each case by the date specified in the Schedule or such Confirmation or, if none is specified, as soon as reasonably practicable.

(b) *Maintain Authorisations*. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c) *Comply with Laws*. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d) *Tax Agreement*. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e) *Payment of Stamp Tax*. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated,

organised, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5. Events of Default and Termination Events

(a) ***Events of Default***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:—

(i) ***Failure to Pay or Deliver***. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

(ii) ***Breach of Agreement***. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

(iii) ***Credit Support Default***.

(1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

(2) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

(3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

(iv) ***Misrepresentation.*** A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

(v) ***Default under Specified Transaction***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

(vi) ***Cross Default***. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however

described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii) ***Bankruptcy***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party: —

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii) ***Merger Without Assumption***. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer: —

(1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b) ***Termination Events***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event

Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:—

(i) ***Illegality***. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party): —

(1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii) ***Tax Event***. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii) ***Tax Event Upon Merger***. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv) ***Credit Event Upon Merger***. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v) ***Additional Termination Event***. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) ***Event of Default and Illegality***. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6. Early Termination

(a) ***Right to Terminate Following Event of Default***. If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b) ***Right to Terminate Following Termination Event***.

(i) ***Notice***. If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii) ***Transfer to Avoid Termination Event***. If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

(iii) ***Two Affected Parties***. If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv) ***Right to Terminate***. If: —

(1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then

continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c) ***Effect of Designation.***

(i) If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d) ***Calculations.***

(i) ***Statement.*** On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii) ***Payment Date.*** An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) ***Payments on Early Termination.*** If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss", and a payment method, either the "First Method" or the "Second Method". If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method", as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i) ***Events of Default.*** If the Early Termination Date results from an Event of Default: —

(1) *First Method and Market Quotation.* If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2) *First Method and Loss.* If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3) *Second Method and Market Quotation.* If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the

Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4) *Second Method and Loss*. If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii) ***Termination Events***. If the Early Termination Date results from a Termination Event: —

(1) *One Affected Party*. If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2) *Two Affected Parties*. If there are two Affected Parties: —

(A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

(iii) ***Adjustment for Bankruptcy***. In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv) ***Pre-Estimate***. The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7. Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that: —

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8. Contractual Currency

(a) ***Payment in the Contractual Currency***. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) ***Judgments***. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) ***Separate Indemnities***. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) ***Evidence of Loss***. For tbe purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9. Miscellaneous

(a) ***Entire Agreement***. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) ***Amendments***. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) ***Survival of Obligations***. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) ***Remedies Cumulative***. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e) ***Counterparts and Confirmations***.

(i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall he entered into as soon as practicable and may he executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) ***No Waiver of Rights***. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) ***Headings***. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10. Offices; Multibranch Parties

(a) If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organisation of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b) Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c) If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11. Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document

to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12. Notices

(a) ***Effectiveness***. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:—

(i) if in writing and delivered in person or by courier, on the date it is delivered;

(ii) if sent by telex, on the date the recipient's answerback is received;

(iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

(iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

(v) if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) ***Change of Addresses***. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13. Governing Law and Jurisdiction

(a) ***Governing Law***. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) ***Jurisdiction***. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:—

(i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

(ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) ***Service of Process***. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any

reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d) ***Waiver of Immunities***. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14. Definitions

As used in this Agreement:—

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:—

(a) in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b) in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c) in respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d) in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorisation, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organised, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and ***"lawful"*** and ***"unlawful"*** will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have

been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated, organised, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of: —

(a) the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meanings specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market

value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

Credit Suisse First Boston International, being Party A
(Name of Party)

By: ....
Name:
Title:
Date:

Granite Mortgages 02-1 plc, being Party B
(Name of Party)

By: ....
Name:
Title:
Date:

The Bank of New York, being the Note Trustee
(Name of Party)

By: ....
Name:
Title:
Date:

SCHEDULE
to the
Master Agreement

dated as of 20 March, 2002

between

(1) CREDIT SUISSE FIRST BOSTON INTERNATIONAL ("**Party A**");

(2) GRANITE MORTGAGES 02-1 plc ("**Party B**"); and

(3) THE BANK OF NEW YORK (the "**Note Trustee**", which expression shall include its successors and assigns and which has agreed to become a party to this Agreement solely for the purpose of taking the benefit of Parts 5(c) and (h) of the Schedule to this Agreement).

Part 1. **Termination Provisions**.

(a) "***Specified Entity***" means in relation to Party A for the purpose of:-

Section 5(a)(v), none

Section 5(a)(vi), none

Section 5(a)(vii), none

Section 5(b)(iv), none

and in relation to Party B for the purpose of:-

Section 5(a)(v), none

Section 5(a)(vi), none

Section 5(a)(vii), none

Section 5(b)(iv), none

(b) "***Specified Transaction***" will have the meaning specified in Section 14.

(c) The "***Cross Default***" provisions of Section 5(a)(vi) will not apply to Party A and will not apply to Party B.

(d) The "***Credit Event Upon Merger***" provisions of Section 5(b)(iv) will not apply to Party A and will not apply to Party B.

(e) The "***Automatic Early Termination***" provision of Section 6(a) will not apply to Party A and will not apply to Party B.

(f) ***Payments on Early Termination***. For the purposes of Section 6(e) of this Agreement:-

(i) Market Quotation will apply.

(ii) The Second Method will apply.

(g) "***Termination Currency***" means Sterling.

Part 2. **Tax Representations**

(a) ***Payer Representations***. For the purpose of Section 3(e) of this Agreement, Party A and Party B will each make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement, (ii) the satisfaction of the agreement of the other party contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b) ***Payee Representations***. For the purposes of Section 3(f) of the Agreement, Party A makes the representation specified below (the "**Additional Tax Representation**"):-

(i) it is a party to each Transaction solely for the purposes of a trade (or part of a trade) carried on by it in the United Kingdom through a branch or agency; or

(ii) it is resident in the United Kingdom or in a jurisdiction with which the United Kingdom has a double tax treaty which makes provision, whether for relief or otherwise, in relation to interest.

(c) ***Additional Termination Event.*** The Additional Tax Representation proves to have been incorrect or misleading in any material respect with respect to one or more Transactions (each an "Affected Transaction" for the purposes of this Additional Termination Event) when made or repeated or deemed to have been made or repeated. The Affected Party shall be Party A only.

Part 3. **Agreement to Deliver Documents**

For the purpose of Sections 4(a)(i) and (ii) of this Agreement, each party agrees to deliver the following documents, as applicable:-

(a) Tax forms, documents or certificates to be delivered are:-

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered
	None	

(b) Other documents to be delivered are:-

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Party A and Party B	Appropriate evidence of its signatory's authority	On signing of this Agreement	Yes
Party B	Certified copy of board resolution	On signing of this Agreement	Yes
Party A	Legal opinion of the counsel to Party A in form and substance satisfactory to Party B	On signing of this Agreement	No
Party B	Legal opinion of the counsel to Party B in form and substance satisfactory to Party A	On signing of this Agreement	No

Part 4. **Miscellaneous**

(a) ***Addresses for Notices***. For the purpose of Section 12(a) of this Agreement:-

Address for notices or communications to Party A:-

Address:	Credit Suisse First Boston International One Cabot Square London E14 4QJ
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director - Operations Department (3) Managing Director – Legal Department *For Notices of Communications by facsimile* Managing Director – Legal Department
Telex: Answerback:	264521 CSFBI G
Facsimile No.:	020 7888 2686
Telephone No. for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary

Address for notices or communications to Party B:-

Address:	Granite Mortgages 02-1 plc Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Attention:	Keith M. Currie
Facsimile No.:	0191 279 4694

With a copy to the Note Trustee:-

Address: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

Facsimile No.: 020 7964 6061

(b) ***Process Agent***. For this purpose of Section 13(c) of this Agreement:-

Party A appoints as its Process Agent: none.

Party B appoints as its Process Agent: none.

(c) ***Offices***. The provisions of Section 10(a) will apply to this Agreement.

(d) ***Multibranch Party***. For the purpose of Section 10(c) of this Agreement:-

Party A is not a Multibranch Party.

Party B is not a Multibranch Party.

(e) ***Calculation Agent***. The Calculation Agent shall be as specified in each Confirmation.

(f) ***Credit Support Document***. Details of any Credit Support Document:-

In respect of Party A: None.

In respect of Party B: The Third Issuer Deed of Charge.

(g) ***Credit Support Provider***.

Credit Support Provider means, in relation to Party A, none.

Credit Support Provider means, in relation to Party B, none.

(h) ***Governing Law***. This Agreement will be governed by and construed in accordance with English law.

(i) "***Affiliate***" will have the meaning specified in Section 14 of this Agreement.

Part 5. **Other Provisions**

(a) ***Definitions and Interpretation***

(i) The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. (the "**Definitions**") are incorporated by reference herein. Any terms used and not otherwise defined herein which are contained in the Definitions shall have the meaning set forth therein.

(ii) Capitalised terms used in this Agreement shall, except where the context otherwise requires and save where otherwise defined in this Agreement, the Confirmation, the Schedule or the Definitions, bear the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen and Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

(b) ***No Set-Off***

(i) All payments under this Agreement shall be made without set-off or counterclaim, except as expressly provided for in Section 6.

(ii) Section 6(e) shall be amended by the deletion of the following sentence: "The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off."

(c) ***Security Interest***

Notwithstanding Section 7, Party A hereby agrees and consents to the assignment by way of security by Party B of its interests under this Agreement (without prejudice to, and after giving effect to, any contractual netting provision contained in this Agreement) to the Note Trustee (or any successor thereto) pursuant to and in accordance with the Third Issuer Deed of Charge and acknowledges notice of such assignment. Each of the parties hereby confirms and agrees that the Note Trustee shall not be liable for any of the obligations of Party B hereunder.

(d) ***Disapplication of certain Events of Default***

Section 5(a)(ii), Section 5(a)(iii), Section 5(a)(iv), Section 5(a)(v) and Section 5(a)(vii)(2) will not apply in respect of Party B.

Section 5(a)(viii) will not apply to Party B in respect of a transfer to the Note Trustee or in respect of a transfer to any entity which has succeeded the Note Trustee in that capacity.

Section 5(a)(ii) shall not apply in respect of Party A with respect to any failure to perform its obligations as Calculation Agent as a result of the Cash Manager failing to provide any information or calculations to Party A pursuant to this Agreement or the Cash Management Agreement.

(e) ***Disapplication of certain Termination Events***

The "Tax Event" and "Tax Event Upon Merger" provisions of Section 5(b)(ii) and 5(b)(iii) will not apply to Party A or to Party B.

(f) *Additional Event of Default*

The following shall constitute an additional Event of Default with respect to Party B:

"**Note Enforcement Notice**. The Note Trustee serves a Note Enforcement Notice on Party B (in which case Party B shall be the Defaulting Party)."

(g) *Northern Rock plc as Party B's Agent*

Party B hereby declares that pursuant to the Cash Management Agreement it has appointed Northern Rock plc to act as its agent for the purpose, *inter alia*, of the operation of this Agreement and dealing with payments hereunder. Accordingly, unless and until written notice is received by Party A from the Note Trustee that such appointment has been terminated, Party A shall be entitled to treat all communications and acts relating to this Agreement received from or carried out by Northern Rock plc as being those of Party B and Party B hereby agrees to ratify and confirm the same.

(h) *Security, Enforcement and Limited Recourse*

(i) Party A agrees with Party B and the Note Trustee to be bound by the terms of the Third Issuer Deed of Charge and the Third Issuer Cash Management Agreement and, in particular, confirms that: (i) no sum shall be payable by or on behalf of Party B to it except in accordance with the Issuer Priority of Payments of the Third Issuer as set out in the Third Issuer Cash Management Agreement or, as applicable, the Third Issuer Deed of Charge (as the same may be amended from time to time); and (ii) it will not take any steps for the winding up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee, liquidator, sequestrator or similar officer of Party B or of any or all of its revenues and assets nor participate in any ex parte proceedings nor seek to enforce any judgment against Party B except as provided in the Third Issuer Deed of Charge.

(ii) In relation to all sums due and payable by Party B to Party A, Party A agrees that it shall have recourse only to sums available to Party B for the purpose of making payments to Party A in accordance with the relevant Issuer Priority of Payments, the Third Issuer Cash Management Agreement and/or, as applicable the Third Issuer Deed of Charge.

(iii) If, on any date, Party B does not pay the full amount it would otherwise owe under any Transaction (including, for the avoidance of doubt, any related Conditional Transactions, and after the application of Section 2(c) to such Transaction) because of the limitation contained in clause (i) of this paragraph (h), then (i) payment by Party B of the shortfall will not then fall due but will instead be deferred until the first Payment Date thereafter on which sufficient funds are available (subject to the limitation in clause (i) of this paragraph (h)), (ii) failure by Party B to make the full payment under such Transaction (including, for the avoidance of doubt, any related Conditional Transactions, and after the application of Section 2(c) to such Transaction) shall not constitute an Event of Default for the purpose of Section 5(a)(i), and (iii) the obligation of Party A to make payment to Party B, in respect of the same Transaction, on such date, will be reduced so that Party A will be obligated to pay the Equivalent Percentage of the amount it would otherwise owe under that Transaction. "Equivalent Percentage" means the percentage obtained by dividing the amount paid by Party B by the amount it would have paid absent such limitation.

(iv) For the avoidance of doubt, if an Early Termination Date results from an Event of Default, the Unpaid Amounts owing to Party A will include any amount payable by Party B, the payment of which was deferred under clause (iii) of this paragraph (h).

(i) *Scope of Agreement*

It is hereby understood and agreed that the provisions of this Agreement shall only apply to the swap transactions entered into between Party A and Party B on the date as of which this Agreement is made as evidenced by the Confirmations substantially in the form attached hereto as Appendix B, and that no other swap transaction may be entered into pursuant hereto except where the Rating Agencies have confirmed in writing that the then current ratings of the Third Issuer Notes would not be adversely affected by such other swap transaction.

(j) *Authorised Person*

For the purposes of Section 3 of this Agreement, Party A represents to Party B (which representation will be deemed to be repeated by Party A on each date on which a Transaction is entered into and throughout the course of any Transaction) that it is an authorised person for the purposes of the Financial Services and Markets Act 2000.

(k) ***Ratings Downgrade of Party A***

(i) In the event that the long-term, unsecured and unsubordinated debt obligations of Party A (or its successor), or any guarantor of Party A, cease to be rated at least as high as AA- by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies Inc. ("**S&P**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of S&P be downgraded or placed under review for possible downgrade, then Party A shall, within 30 days of the occurrence of such downgrade at its own cost either:-

(A) put in place an appropriate mark-to-market collateral agreement, (which may be based on the credit support documentation published by ISDA, or otherwise, and relates to collateral in the form of cash or securities or both) in support of its obligations under this Agreement provided that (x) Party A shall be deemed to have satisfied the requirements of S&P if the amount of collateral agreed to be provided in the form of cash and/or securities (the "**Collateral Amount**") is determined on a basis which is no more onerous than the criteria of S&P as at 31st September, 1999 (or any subsequent criteria published by S&P) which enable entities rated lower than a specified level to participate in structured finance transactions which, through collateralisation, are rated at a higher level (as referred to, in part, in the article entitled New Interest Rate Currency Swap Criteria Broadens Allowable Counterparties in the January 1999 issue of S&P's Structured Finance publication) (the "**S&P Criteria**") and (y) the Collateral Amount shall not be required to exceed such amount as would be required (in accordance with the S&P Criteria) to restore the rating of the Notes to the level they would have been at immediately prior to such downgrading; or

(B) transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose long-term, unsecured and unsubordinated debt obligations are rated at least as high as AA- (or its equivalent) by S&P or such other rating as is commensurate with the rating assigned to the Notes by S&P from time to time; or

(C) procure another person to become co-obligor in respect of the obligations of Party A under this Agreement or take such other action as Party A may agree with S&P as will result in the rating of the Notes then outstanding following the taking of such action being rated no lower than the rating of the Notes immediately prior to such downgrade.

(ii) In the event that the long-term, unsecured and unsubordinated debt obligations of Party A (or its successor), or any guarantor of Party A cease to be rated at least as high as Aa3 by Moody's Investors Service Limited ("**Moody's**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of Moody's be downgraded or placed under review for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days, and at its own costs:-

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose long-term, unsecured and unsubordinated debt obligations are rated at least as high as Aa3 (or its equivalent) by Moody's or such other rating as is commensurate with the rating assigned to the Notes by Moody's from time to time; or

(B) put in place an appropriate mark-to-market collateral agreement, (which may be based on the credit support documentation published by ISDA, or otherwise, and relates to collateral in the form of cash or securities or both) in support of its obligations under this Agreement provided that (x) Party A shall be deemed to have satisfied the requirements of Moody's if the Collateral Amount is determined on a basis which is no more onerous than the Moody's Criteria and (y) the Collateral Amount shall not be required to exceed such amount as would be required (in accordance with the Moody's Criteria) to restore the rating of the Notes to the level they would have been at immediately prior to such downgrading; or

(C) procure another person to become co-obligor in respect of the obligations of Party A under this Agreement or take such other action as Party A may agree with Moody's as will result in the rating of the Notes then outstanding following the taking of such action being rated no lower than the rating of the Notes immediately prior to such downgrade.

"**Moody's Criteria**" means that the Collateral Amount shall not exceed 100 per cent. of the mark-to-market value of the outstanding Transactions as determined by Party A in good faith from time to time provided that if the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor or assignee) cease to be rated as high as P-1 by Moody's then the applicable Collateral Amount shall not exceed the sum of (i) 102 per cent. of the mark-to-market value of the outstanding Transactions determined by Party A in good faith from time to time and (ii) in aggregate of the amounts determined in respect of each class of Notes, equal to the principal outstanding of that class of Notes and multiplied by the number of days remaining from the date of the determination to the Expected Repayment Date of that class of Notes, divided by 365 (such aggregate the "Buffer Notional") multiplied by the product of 0.15 per cent. and the

Fixed Rate Ratio (as defined in the Basis Rate Swap Agreement). "**Expected Repayment Date**" means the Interest Payment Date falling in July 2007.

(iii) If the long-term unsecured and unsubordinated debt obligations of the Credit Support Provider of Party A (or its successor or assignee) cease to be rated at least as high as AA- (or its equivalent) by Fitch Ratings Ltd ("**Fitch**") and as a result the then current rating of the Notes may in the reasonable opinion of Fitch be downgraded or placed on credit watch for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days, at its own cost, either:-

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose long-term, unsecured and unsubordinated debt ratings are rated at least as high as AA- (or its equivalent) by Fitch or such other rating as is commensurate with the rating assigned to the Notes by Fitch from time to time; or

(B) procure another person to become co-obligor or guarantor in respect of the obligations of Party A under this Agreement whose long-term, unsecured and unsubordinated debt ratings are rated at least as high as AA- (or its equivalent) by Fitch or such other rating as is commensurate with the rating assigned to the Notes by Fitch from time to time; or

(C) take such other action as Party A may agree with Fitch as will result in the rating of the Notes then outstanding being maintained.

(iv) If Party A does not take the measures described in either (i), (ii) or (iii) above such failure shall not be or give rise to an Event of Default but shall constitute an Additional Termination Event with respect to Party A and shall be deemed to have occurred on the thirtieth day following such downgrade with Party A as the sole Affected Party.

Each of Party B and the Note Trustee shall use their reasonable endeavours to co-operate with Party A in putting in place such credit support documentation, including agreeing to such arrangements in such documentation as may satisfy S&P, Moody's and Fitch with respect to the operation and management of the collateral (subject always to proviso (x) and (y) in (i)(A) and (ii)(B) above) and entering into such documents as may reasonably be requested by Party A in connection with the provision of such collateral.

(l) ***Additional Representation***

Section 3 is amended by the addition at the end thereof of the following additional representations:-

(1) "(g) ***No Agency***. It is entering into this Agreement and each Transaction as principal and not as agent of any person."

(2) The following additional representation shall be given by Party A only:

"(h) ***Pari Passu.*** Its obligations under this Agreement rank pari passu with all of its other unsecured, unsubordinated obligations except those obligations preferred by operation of law."

(m) *Recording of Conversations*

Each party to this Agreement acknowledges and agrees to the tape recording of conversations between the parties to this Agreement whether by one or other or both of the parties.

(n) *Relationship between the parties*

The Agreement is amended by the insertion after Section 14 of an additional Section 15, reading in its entirety as follows:

"15. **Relationship between the parties**

Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):-

(a) ***Non Reliance.*** It is acting for its own account, and it has made its own decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. It has not received from the other party any assurance or guarantee as to the expected results of that Transaction.

(b) ***Assessment and Understanding.*** It is capable of assessing the merits of and understanding (through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the financial and other risks of that Transaction.

(c) ***Status of Parties.*** The other party is not acting as a fiduciary or an adviser for it in respect of that Transaction."

(o) ***Tax***

The Agreement is amended by deleting Section 2(d) in its entirety and replacing it with the following:

"(d) *Deduction or Withholding for Tax*

(i) *Requirement to Withhold*

All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required (including, for the avoidance of doubt, if such deduction or withholding is required in order for the payer to obtain relief from Tax) by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party ("**X**") is so required to deduct or withhold, then that party (the "***Deducting Party***"):-

(1) will promptly notify the other party ("**Y**") of such requirement;

(2) will pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any Gross Up Amount (as defined below) paid by the Deducting Party to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) will promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if X is Party A, X will promptly pay in addition to the payment to which Party B is otherwise entitled under this Agreement, such additional amount (the "***Gross Up Amount***") as is necessary to ensure that the net amount actually received by Party B will equal the full amount which Party B would have received had no such deduction or withholding been required.

(ii) *Liability*

If:

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding for or on account of any Tax in respect of payments under this Agreement; and

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent that Y has satisfied or then satisfies the liability resulting from such Tax, (A) where X is Party B, Party A will promptly pay to Party B the amount of such liability (the "***Liability Amount***") (including any related liability for interest and together with an amount equal to the Tax payable by Party B on receipt of such amount but including any related liability for penalties only if Party A has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)) and Party B will promptly pay to the relevant government revenue authority the amount of such liability (including any related liability for interest and penalties) and (B) where X is Party A and Party A would have been required to pay a Gross Up Amount to Party B, Party A will promptly pay to the relevant government revenue authority the amount of such liability (including any related liability for interest and penalties).

(iii) *Tax Credit etc.*

(a) Where Party A pays an amount in accordance with Section 2(d)(i)(4) or 2(d)(ii)(B) above, Party B undertakes as follows:-

(1) To the extent that Party B obtains any Tax credit, allowance, set-off or repayment from the tax authorities of any jurisdiction relating to any deduction or withholding giving rise to such payment or in the case of Section 2(d)(ii)(B) the amount to be assessed, it shall pay to Party A on the next Interest Payment Date after receipt of the same so much of the cash benefit (as calculated below) relating thereto which it has received as will leave Party B in substantially the

same (but in any event no worse) position as Party B would have been in if no such deduction or withholding had been required or the amount had not been so assessed;

(2) The "cash benefit" shall, in the case of credit, allowance or set-off, be the additional amount of Tax which would have been payable by Party B in the jurisdiction referred to in (1) above but for the obtaining by it of the said Tax credit, allowance or set-off and, in the case of a repayment, shall be the amount of the repayment together, in either case, with any related interest or similar payment obtained by Party B; and

(3) It will use all reasonable endeavours to obtain any Tax credit, allowance, set-off or repayment as soon as is reasonably practicable provided that it shall be the sole judge of the amount of any such Tax credit, allowance, set-off or repayment and of the date on which the same is received and shall not be obliged to disclose to Party A any information regarding its tax affairs or tax computations save that Party B shall, upon request by Party A, supply Party A with a reasonably detailed explanation of its calculation of the amount of any such Tax credit, allowance, set-off or repayment and of the date on which the same is received.

The definition of "**Indemnifiable Tax**" in Section 14 shall be deleted and the following shall be substituted therefor:

"**Indemnifiable Tax**" means any Tax."

(p) ***Change of Account***

Section 2(b) of this Agreement is hereby amended by the addition of the following at the end thereof:

"; provided that such new account shall be in the same tax jurisdiction as the original account and such new account, in the case of Party B, is held with a financial institution with a short term unsecured, unsubordinated and unguaranteed debt obligation rating of at least P-1 (in the case of Moody's) and A-1 (in the case of S&P)."

(q) ***Condition Precedent***

Section 2(a)(iii) shall be amended by the deletion of the words "a Potential Event of Default" in respect of conditions precedent to the obligations of Party A only.

(r) ***Representations***

(i) Section 3(b) shall be amended by the deletion of the words "or Potential Event of Default" in respect of the representation given by Party B only.

(ii) Section 5(a)(iv) is hereby amended by the insertion of the words "specified in Section 3" after the words "A representation".

(s) ***Transfers***

Section 7 of this Agreement shall be deleted in its entirety and replaced by the following:

"(i) Without prejudice to Section 6(b)(ii) as amended in the Schedule, Party A may transfer all its interest and obligations in and under this Agreement to any other entity whose long-term, unguaranteed, unsecured and unsubordinated debt obligations are then rated not less than AA- by Standard & Poor's, Aa3 by Moody's and AA- by Fitch (or its equivalent by any Substitute Agency) or to an entity whose obligations under this Agreement are guaranteed by an entity whose long-term, unguaranteed, unsecured and unsubordinated debt obligations are then rated not less than AA- by Standard & Poor's, Aa3 by Moody's and AA- by Fitch (or its equivalent by any Substitute Agency) subject to the prior written confirmation from Standard & Poor's, Moody's and Fitch that the then current ratings of the Notes will not be adversely affected and to providing prior written notification to the Note Trustee.

(ii) Neither this Agreement nor any interest or obligation in or under this Agreement may be transferred by Party B to any other entity other than the Note Trustee. For the avoidance of doubt, the prohibition of transfer by Party B contained in this sub-paragraph includes prohibition of transfer pursuant to Sections 6(b)(ii) and 6(b)(iii) of the Agreement."

(t) ***Each Transaction to be treated separately***

(i) In relation to each Transaction, an Event of Default or a Termination Event:

(A) shall be determined separately in relation to that Transaction by reference to the facts and circumstances relating to that Transaction (and not any other Transaction); and

(B) shall only be treated as having occurred if it would have occurred had that Transaction been the only Transaction outstanding under this Agreement.

(ii) For the avoidance of doubt, a failure by a party to pay an amount calculated in respect of a Transaction and due under Section 2(a)(i) of this Agreement shall not constitute an Event of Default or a Potential Event of Default under or in respect of any other Transaction.

(iii) Where an Event of Default and/or Termination Event occurs in relation to a Transaction (a "Relevant Transaction") as determined pursuant to clause (i) of this Part 5(t) above (such occurrence being a "Relevant Transaction Event"):

(A) a notice designating an Early Termination Date pursuant to Section 6(a) or 6(b) of the Agreement as a result of that Relevant Transaction Event must be given in respect of each Relevant Transaction;

(B) other Transactions shall not be deemed to be terminated by the designation of an Early Termination Date in respect of that Relevant Transaction;

(C) the calculations and payments that are required to be made under Sections 6(d) and 6(e) in connection with an Early Termination Date designated in respect of a

Relevant Transaction will be made only with respect to that Relevant Transaction and not in respect of any other Transactions under this Agreement; and

(D) each amount payable by a Party under Sections 6(e) and 11 as a result of the designation of an Early Termination Date in respect of a Relevant Transaction shall constitute a separate amount from any amount payable as a result of the designation of an Early Termination Date in respect of any other Transaction,

in each case as if the Relevant Transaction had been the only outstanding Transaction under this Agreement.

(iv) Notwithstanding Section 2(a)(iii), the occurrence of an Event of Default or Potential Event of Default, or the occurrence or effective designation of an Early Termination Date, in respect of a Transaction shall not affect the obligation of a party to make payment in respect of any other Transaction.

(v) For the purposes of this Part 5(t), all Transactions evidenced by a single Confirmation (including any Conditional Transactions) will be deemed to constitute a single Transaction.

(u) ***Contracts (Rights of Third Parties) Act 1999***

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

Execution Copy
(Series 1 Class A1 Notes)

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March, 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc U.S. $704,200,000 Series 1 Class A1 Notes due 2016

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in October 2016 and (ii) the date on which the Series 1 Class A1 Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in respect of the Series 1 Class A1 Notes
USD Amortisation Amount:	in respect of a Payment Date, the amount (in USD) to be applied in repayment of the principal amount of the Class A Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:USD 1.413

A. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	USD 704,200,000
Party A Payment Dates:	each Payment Date
Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	3 months; except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.10 % per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.20% per annum
Floating Rate A Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period

Floating Amounts for Party B:

Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 498,372 258
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.1000% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	0.2300% per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

B. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	Party B Currency Amount
Party B Initial Exchange Amount:	Party A Currency Amount
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount
Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

C. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 70,420 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 70,420" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.

The first Transaction shall be conditional upon the USD Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon, (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant USD Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equalling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the USD Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	the Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount
Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 7,077.14
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR – BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.1000% per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.2300% per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	USD 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Payment Date following the Relevant Payment Date
Party B Additional Floating Rate Amount Option:	USD – LIBOR – BBA
Designated Maturity:	3 months
Spread B For the Calculation Period up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.10% per annum
Spread B for the Calculation Period from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.20% per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in USD:	The Bank of New York, New York A/C 890 -0360-968 SWIFT IRVTUS3N ABA 021 00 0018 A/C Credit Suisse First Boston International
Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in USD:	Citibank, N.A., New York 10990765 Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIUS33 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408158
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc

Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	020 7964 6061
(5) Offices:	The Office of Party A for each of the Transactions evidenced by this Confirmation is London.

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

Execution Copy
(Series 1 Class A2 Notes)

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March, 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc U.S. $1,274,400,000 Series 1 Class A2 Notes due 2019

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended restate by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in July 2019 and (ii) the date on which the Series 1 Class A2 Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in respect of the Series 1 Class A2 Notes
USD Amortisation Amount:	in respect of a Payment Date, the amount (in USD) to be applied in repayment of the principal amount of the Class A Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:USD 1.413

A. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	USD 1,274,400,000
Party A Payment Dates:	each Payment Date
Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	3 months; except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.16 % per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.32 % per annum
Floating Rate A Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period

Floating Amounts for Party B:

Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 901,910,828
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.1565 % per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	0.3430 % per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

B. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	GBP 899,675,425
Party B Initial Exchange Amount:	USD 1,271,241,375
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount
Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

C. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 127,440 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 127,440" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.

The first Transaction shall be conditional upon the USD Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant USD Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equalling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the USD Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	the Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount
Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 7,077.14
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR – BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.1565 % per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.3430 % per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	USD 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Payment Date following the Relevant Payment Date
Party B Additional Floating Rate Amount Option:	USD – LIBOR – BBA
Designated Maturity:	3 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.16 % per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.32 % per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in USD:	The Bank of New York, New York A/C 890 -0360-968 SWIFT IRVTUS3N ABA 021 00 0018 A/C Credit Suisse First Boston International
Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in USD:	Citibank, N.A., New York 10990765 Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIUS33 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408158
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc

Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	020 7964 6061
(5) Offices:	The Office of Party A for each of the Transactions evidenced by this Confirmation is London.

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc

Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc
U.S. $69,700,000 Series 1 Class B Notes due 2042

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you, on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in April 2042 and (ii) the date on which the Series 1 Class B Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in respect of the Series 1 Class B Notes
USD Amortisation Amount:	in respect of a Payment Date, the amount (in USD) to be applied in repayment of the principal amount of the Class B Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:USD 1.413

A. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	USD 69,700,000
Party A Payment Dates:	each Payment Date
Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	3 months; except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.33 % per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.66 % per annum
Floating Rate A Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period
Floating Amounts for Party B:	
Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 49,327,672
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.3325 % per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	0.7150 % per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

B. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	Party B Currency Amount
Party B Initial Exchange Amount:	Party A Currency Amount
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount
Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

C. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 6,970 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 6,970" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.

The first Transaction shall be conditional upon the USD Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant USD Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equalling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the USD Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	The Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount
Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 7,077.14
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR – BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.3325 % per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.7150 % per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	USD 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Payment Date following the Relevant Payment Date
Party B Additional Floating Rate Amount Option:	USD – LIBOR – BBA
Designated Maturity:	3 months
Spread B For the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.33 % per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.66 % per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in USD:	The Bank of New York, New York A/C 890 -0360-968 SWIFT IRVTUS3N ABA 021 00 0018 A/C Credit Suisse First Boston International
Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in USD:	Citibank, N.A., New York 10990765 Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIUS33 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408158
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc

Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	44-20-7964-6061
Attention:	Corporate Trust (Global Structured Finance)
(5) Offices:	The Office of Party A for each of the Transactions evidenced by this Confirmation is London.

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

Execution Copy
(Series 1 Class C Notes)

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc

Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc U.S. $96,500,000 Series 1 Class C Notes due 2042

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you, on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in April 2042 and (ii) the date on which the Series 1 Class C Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in respect of the Series 1 Class C Notes
USD Amortisation Amount:	in respect of a Payment Date, the amount (in USD) to be applied in repayment of the principal amount of the Class C Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:USD 1.413

A. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	USD 96,500,000
Party A Payment Dates:	Each Payment Date
Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	3 months; except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread A for the Calculation Periods up to and including the Calculation Period ending on (but excluding) the Payment Date in April 2007:	1.30% per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning an (and including) the Payment Date in April 2007:	2.30% per annum
Floating Rate A Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period

Floating Amounts for Party B:

Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 68,294,409
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	1.4250% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	2.4250% per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

B. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	Party B Currency Amount
Party B Initial Exchange Amount:	Party A Currency Amount
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount
Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

C. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 9,650 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 9,650" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.
The first Transaction shall be conditional upon the USD Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant USD Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equalling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the USD Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	the Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount
Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 7,077.14
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR – BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	1.4250% per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	2.4250% per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	USD 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Payment Date following the Relevant Payment Date
Party B Additional Floating Rate Amount Option:	USD – LIBOR – BBA
Designated Maturity:	3 months
Spread B For the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	1.30% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	2.30% per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in USD:	The Bank of New York, New York A/C 890 -0360-968 SWIFT IRVTUS3N ABA 021 00 0018 A/C Credit Suisse First Boston International
Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in USD:	Citibank, N.A., New York 10990765 Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIUS33 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408158
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc

Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	44-20-7964-6061

Attention: Corporate Trust (Global Structured Finance)

(5) Offices: The Office of Party A for each of the Transactions evidenced by this Confirmation is London

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

EXHIBIT 10.3

Third Issuer Euro Currency Swap Agreement

(Multicurrency — Cross Border)

ISDA®

International Swap Dealers Association, Inc.

MASTER AGREEMENT

dated as of 20 March 2002

Credit Suisse First Boston International ("Party A") and The Bank of New York (the "Note Trustee") Granite Mortgages 02-1 plc ("Party B")

have entered and/or anticipate entering into one or more transactions (each a "Transaction") that are or will be governed by this Master Agreement, which includes the schedule (the "Schedule"), and the documents and other confirming evidence (each a "Confirmation") exchanged between the parties confirming those Transactions.

Accordingly, the parties agree as follows: —

1. Interpretation

(a) ***Definitions***. The terms defined in Section 14 and in the Schedule will have the meanings therein specified for the purpose of this Master Agreement.

(b) ***Inconsistency***. In the event of any inconsistency between the provisions of the Schedule and the other provisions of this Master Agreement, the Schedule will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Master Agreement (including the Schedule), such Confirmation will prevail for the purpose of the relevant Transaction.

(c) ***Single Agreement***. All Transactions are entered into in reliance on the fact that this Master Agreement and all Confirmations form a single agreement between the parties (collectively referred to as this "Agreement"), and the parties would not otherwise enter into any Transactions.

2. Obligations

(a) ***General Conditions***.

(i) Each party will make each payment or delivery specified in each Confirmation to be made by it, subject to the other provisions of this Agreement.

(ii) Payments under this Agreement will be made on the due date for value on that date in the place of the account specified in the relevant Confirmation or otherwise pursuant to this Agreement, in freely transferable funds and in the manner customary for payments in the required currency. Where settlement is by delivery (that is, other than by payment), such delivery will be made for receipt on the due date in the manner customary for the relevant obligation unless otherwise specified in the relevant Confirmation or elsewhere in this Agreement.

(iii) Each obligation of each party under Section 2(a)(i) is subject to (1) the condition precedent that no Event of Default or Potential Event of Default with respect to the other party has occurred and is continuing, (2) the condition precedent that no Early Termination Date in respect of the relevant Transaction has occurred or been effectively designated and (3) each other applicable condition precedent specified in this Agreement.

(b) ***Change of Account***. Either party may change its account for receiving a payment or delivery by giving notice to the other party at least five Local Business Days prior to the scheduled date for the payment or delivery to which such change applies unless such other party gives timely notice of a reasonable objection to such change.

(c) ***Netting***. If on any date amounts would otherwise be payable:—

(i) in the same currency; and

(ii) in respect of the same Transaction,

by each party to the other, then, on such date, each party's obligation to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by one party exceeds the aggregate amount that would otherwise have been payable by the other party, replaced by an obligation upon the party by whom the larger aggregate amount would have been payable to pay to the other party the excess of the larger aggregate amount over the smaller aggregate amount.

The parties may elect in respect of two or more Transactions that a net amount will be determined in respect of all amounts payable on the same date in the same currency in respect of such Transactions, regardless of whether such amounts are payable in respect of the same Transaction. The election may be made in the Schedule or a Confirmation by specifying that subparagraph (ii) above will not apply to the Transactions identified as being subject to the election, together with the starting date (in which case subparagraph (ii) above will not, or will cease to, apply to such Transactions from such date). This election may be made separately for different groups of Transactions and will apply separately to each pairing of Offices through which the parties make and receive payments or deliveries.

(d) ***Deduction or Withholding for Tax.***

(i) ***Gross-Up***. All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:—

(1) promptly notify the other party ("Y") of such requirement;

(2) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for:—

(A) the failure by Y to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d); or

(B) the failure of a representation made by Y pursuant to Section 3(f) to be accurate and true unless such failure would not have occurred but for (I) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (II) a Change in Tax Law.

(ii) ***Liability***. If: —

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under Section 2(d)(i)(4);

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent Y has satisfied or then satisfies the liability resulting from such Tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)).

(e) ***Default Interest***; ***Other Amounts***. Prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party that defaults in the performance of any payment obligation will, to the extent permitted by law and subject to Section 6(c), be required to pay interest (before as well as after judgment) on the overdue amount to the other party on demand in the same currency as such overdue amount, for the period from (and including) the original due date for payment to (but excluding) the date of actual payment, at the Default Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed. If, prior to the occurrence or effective designation of an Early Termination Date in respect of the relevant Transaction, a party defaults in the performance of any obligation required to be settled by delivery, it will compensate the other party on demand if and to the extent provided for in the relevant Confirmation or elsewhere in this Agreement.

3. Representations

Each party represents to the other party (which representations will be deemed to be repeated by each party on each date on which a Transaction is entered into and, in the case of the representations in Section 3(f), at all times until the termination of this Agreement) that:—

(a) ***Basic Representations***.

(i) ***Status***. It is duly organised and validly existing under the laws of the jurisdiction of its organisation or incorporation and, if relevant under such laws, in good standing;

(ii) ***Powers***. It has the power to execute this Agreement and any other documentation relating to this Agreement to which it is a party, to deliver this Agreement and any other documentation relating to this Agreement that it is required by this Agreement to deliver and to perform its obligations under this Agreement and any obligations it has under any Credit Support Document to which it is a party and has taken all necessary action to authorise such execution, delivery and performance;

(iii) ***No Violation or Conflict***. Such execution, delivery and performance do not violate or conflict with any law applicable to it, any provision of its constitutional documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

(iv) ***Consents***. All governmental and other consents that are required to have been obtained by it with respect to this Agreement or any Credit Support Document to which it is a party have been obtained and are in full force and effect and all conditions of any such consents have been complied with; and

(v) ***Obligations Binding***. Its obligations under this Agreement and any Credit Support Document to which it is a party constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to equitable principles of general application (regardless of whether enforcement is sought in a proceeding in equity or at law)).

(b) ***Absence of Certain Events***. No Event of Default or Potential Event of Default or, to its knowledge, Termination Event with respect to it has occurred and is continuing and no such event or circumstance would occur as a result of its entering into or performing its obligations under this Agreement or any Credit Support Document to which it is a party.

(c) ***Absence of Litigation***. There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, governmental body, agency or official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or any Credit Support Document to which it is a party or its ability to perform its obligations under this Agreement or such Credit Support Document.

(d) ***Accuracy of Specified Information***. All applicable information that is furnished in writing by or on behalf of it to the other party and is identified for the purpose of this Section 3(d) in the Schedule is, as of the date of the information, true, accurate and complete in every material respect.

(e) ***Payer Tax Representation***. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(e) is accurate and true.

(f) ***Payee Tax Representations***. Each representation specified in the Schedule as being made by it for the purpose of this Section 3(f) is accurate and true.

4. Agreements

Each party agrees with the other that, so long as either party has or may have any obligation under this Agreement or under any Credit Support Document to which it is a party:—

(a) ***Furnish Specified Information***. It will deliver to the other party or, in certain cases under subparagraph (iii) below, to such government or taxing authority as the other party reasonably directs:—

(i) any forms, documents or certificates relating to taxation specified in the Schedule or any Confirmation;

(ii) any other documents specified in the Schedule or any Confirmation; and

(iii) upon reasonable demand by such other party, any form or document that may be required or reasonably requested in writing in order to allow such other party or its Credit Support Provider to make a payment under this Agreement or any applicable Credit Support Document without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of the party in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification,

in each case by the date specified in the Schedule or such Confirmation or, if none is specified, as soon as reasonably practicable.

(b) ***Maintain Authorisations***. It will use all reasonable efforts to maintain in full force and effect all consents of any governmental or other authority that are required to be obtained by it with respect to this Agreement or any Credit Support Document to which it is a party and will use all reasonable efforts to obtain any that may become necessary in the future.

(c) ***Comply with Laws***. It will comply in all material respects with all applicable laws and orders to which it may be subject if failure so to comply would materially impair its ability to perform its obligations under this Agreement or any Credit Support Document to which it is a party.

(d) ***Tax Agreement***. It will give notice of any failure of a representation made by it under Section 3(f) to be accurate and true promptly upon learning of such failure.

(e) ***Payment of Stamp Tax***. Subject to Section 11, it will pay any Stamp Tax levied or imposed upon it or in respect of its execution or performance of this Agreement by a jurisdiction in which it is incorporated,

organised, managed and controlled, or considered to have its seat, or in which a branch or office through which it is acting for the purpose of this Agreement is located ("Stamp Tax Jurisdiction") and will indemnify the other party against any Stamp Tax levied or imposed upon the other party or in respect of the other party's execution or performance of this Agreement by any such Stamp Tax Jurisdiction which is not also a Stamp Tax Jurisdiction with respect to the other party.

5. Events of Default and Termination Events

(a) *Events of Default*. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any of the following events constitutes an event of default (an "Event of Default") with respect to such party:—

(i) ***Failure to Pay or Deliver***. Failure by the party to make, when due, any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) required to be made by it if such failure is not remedied on or before the third Local Business Day after notice of such failure is given to the party;

(ii) ***Breach of Agreement***. Failure by the party to comply with or perform any agreement or obligation (other than an obligation to make any payment under this Agreement or delivery under Section 2(a)(i) or 2(e) or to give notice of a Termination Event or any agreement or obligation under Section 4(a)(i), 4(a)(iii) or 4(d)) to be complied with or performed by the party in accordance with this Agreement if such failure is not remedied on or before the thirtieth day after notice of such failure is given to the party;

(iii) ***Credit Support Default***.

(1) Failure by the party or any Credit Support Provider of such party to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with any Credit Support Document if such failure is continuing after any applicable grace period has elapsed;

(2) the expiration or termination of such Credit Support Document or the failing or ceasing of such Credit Support Document to be in full force and effect for the purpose of this Agreement (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of such party under each Transaction to which such Credit Support Document relates without the written consent of the other party; or

(3) the party or such Credit Support Provider disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, such Credit Support Document;

(iv) ***Misrepresentation***. A representation (other than a representation under Section 3(e) or (f)) made or repeated or deemed to have been made or repeated by the party or any Credit Support Provider of such party in this Agreement or any Credit Support Document proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated;

(v) ***Default under Specified Transaction***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or an early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three Local Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf);

(vi) ***Cross Default***. If "Cross Default" is specified in the Schedule as applying to the party, the occurrence or existence of (1) a default, event of default or other similar condition or event (however

described) in respect of such party, any Credit Support Provider of such party or any applicable Specified Entity of such party under one or more agreements or instruments relating to Specified Indebtedness of any of them (individually or collectively) in an aggregate amount of not less than the applicable Threshold Amount (as specified in the Schedule) which has resulted in such Specified Indebtedness becoming, or becoming capable at such time of being declared, due and payable under such agreements or instruments, before it would otherwise have been due and payable or (2) a default by such party, such Credit Support Provider or such Specified Entity (individually or collectively) in making one or more payments on the due date thereof in an aggregate amount of not less than the applicable Threshold Amount under such agreements or instruments (after giving effect to any applicable notice requirement or grace period);

(vii) ***Bankruptcy***. The party, any Credit Support Provider of such party or any applicable Specified Entity of such party: —

(1) is dissolved (other than pursuant to a consolidation, amalgamation or merger); (2) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due; (3) makes a general assignment, arrangement or composition with or for the benefit of its creditors; (4) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof; (5) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger); (6) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (7) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (8) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (1) to (7) (inclusive); or (9) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts; or

(viii) ***Merger Without Assumption***. The party or any Credit Support Provider of such party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer: —

(1) the resulting, surviving or transferee entity fails to assume all the obligations of such party or such Credit Support Provider under this Agreement or any Credit Support Document to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other party to this Agreement; or

(2) the benefits of any Credit Support Document fail to extend (without the consent of the other party) to the performance by such resulting, surviving or transferee entity of its obligations under this Agreement.

(b) ***Termination Events***. The occurrence at any time with respect to a party or, if applicable, any Credit Support Provider of such party or any Specified Entity of such party of any event specified below constitutes an Illegality if the event is specified in (i) below, a Tax Event if the event is specified in (ii) below or a Tax Event Upon Merger if the event is specified in (iii) below, and, if specified to be applicable, a Credit Event

Upon Merger if the event is specified pursuant to (iv) below or an Additional Termination Event if the event is specified pursuant to (v) below:—

(i) *Illegality*. Due to the adoption of, or any change in, any applicable law after the date on which a Transaction is entered into, or due to the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law after such date, it becomes unlawful (other than as a result of a breach by the party of Section 4(b)) for such party (which will be the Affected Party): —

(1) to perform any absolute or contingent obligation to make a payment or delivery or to receive a payment or delivery in respect of such Transaction or to comply with any other material provision of this Agreement relating to such Transaction; or

(2) to perform, or for any Credit Support Provider of such party to perform, any contingent or other obligation which the party (or such Credit Support Provider) has under any Credit Support Document relating to such Transaction;

(ii) *Tax Event*. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date on which a Transaction is entered into (regardless of whether such action is taken or brought with respect to a party to this Agreement) or (y) a Change in Tax Law, the party (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding Scheduled Payment Date (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a Tax (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) and no additional amount is required to be paid in respect of such Tax under Section 2(d)(i)(4) (other than by reason of Section 2(d)(i)(4)(A) or (B));

(iii) *Tax Event Upon Merger*. The party (the "Burdened Party") on the next succeeding Scheduled Payment Date will either (1) be required to pay an additional amount in respect of an Indemnifiable Tax under Section 2(d)(i)(4) (except in respect of interest under Section 2(e), 6(d)(ii) or 6(e)) or (2) receive a payment from which an amount has been deducted or withheld for or on account of any Indemnifiable Tax in respect of which the other party is not required to pay an additional amount (other than by reason of Section 2(d)(i)(4)(A) or (B)), in either case as a result of a party consolidating or amalgamating with, or merging with or into, or transferring all or substantially all its assets to, another entity (which will be the Affected Party) where such action does not constitute an event described in Section 5(a)(viii);

(iv) *Credit Event Upon Merger*. If "Credit Event Upon Merger" is specified in the Schedule as applying to the party, such party ("X"), any Credit Support Provider of X or any applicable Specified Entity of X consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and such action does not constitute an event described in Section 5(a)(viii) but the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of X, such Credit Support Provider or such Specified Entity, as the case may be, immediately prior to such action (and, in such event, X or its successor or transferee, as appropriate, will be the Affected Party); or

(v) *Additional Termination Event*. If any "Additional Termination Event" is specified in the Schedule or any Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in the Schedule or such Confirmation).

(c) *Event of Default and Illegality*. If an event or circumstance which would otherwise constitute or give rise to an Event of Default also constitutes an Illegality, it will be treated as an Illegality and will not constitute an Event of Default.

6. Early Termination

(a) ***Right to Terminate Following Event of Default.*** If at any time an Event of Default with respect to a party (the "Defaulting Party") has occurred and is then continuing, the other party (the "Non-defaulting Party") may, by not more than 20 days notice to the Defaulting Party specifying the relevant Event of Default, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all outstanding Transactions. If, however, "Automatic Early Termination" is specified in the Schedule as applying to a party, then an Early Termination Date in respect of all outstanding Transactions will occur immediately upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(1), (3), (5), (6) or, to the extent analogous thereto, (8), and as of the time immediately preceding the institution of the relevant proceeding or the presentation of the relevant petition upon the occurrence with respect to such party of an Event of Default specified in Section 5(a)(vii)(4) or, to the extent analogous thereto, (8).

(b) ***Right to Terminate Following Termination Event.***

(i) *Notice.* If a Termination Event occurs, an Affected Party will, promptly upon becoming aware of it, notify the other party, specifying the nature of that Termination Event and each Affected Transaction and will also give such other information about that Termination Event as the other party may reasonably require.

(ii) ***Transfer to Avoid Termination Event.*** If either an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there is only one Affected Party, or if a Tax Event Upon Merger occurs and the Burdened Party is the Affected Party, the Affected Party will, as a condition to its right to designate an Early Termination Date under Section 6(b)(iv), use all reasonable efforts (which will not require such party to incur a loss, excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice under Section 6(b)(i) all its rights and obligations under this Agreement in respect of the Affected Transactions to another of its Offices or Affiliates so that such Termination Event ceases to exist.

If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given under Section 6(b)(i).

Any such transfer by a party under this Section 6(b)(ii) will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

(iii) ***Two Affected Parties.*** If an Illegality under Section 5(b)(i)(1) or a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given under Section 6(b)(i) on action to avoid that Termination Event.

(iv) ***Right to Terminate.*** If: —

(1) a transfer under Section 6(b)(ii) or an agreement under Section 6(b)(iii), as the case may be, has not been effected with respect to all Affected Transactions within 30 days after an Affected Party gives notice under Section 6(b)(i); or

(2) an Illegality under Section 5(b)(i)(2), a Credit Event Upon Merger or an Additional Termination Event occurs, or a Tax Event Upon Merger occurs and the Burdened Party is not the Affected Party,

either party in the case of an Illegality, the Burdened Party in the case of a Tax Event Upon Merger, any Affected Party in the case of a Tax Event or an Additional Termination Event if there is more than one Affected Party, or the party which is not the Affected Party in the case of a Credit Event Upon Merger or an Additional Termination Event if there is only one Affected Party may, by not more than 20 days notice to the other party and provided that the relevant Termination Event is then

continuing, designate a day not earlier than the day such notice is effective as an Early Termination Date in respect of all Affected Transactions.

(c) ***Effect of Designation.***

(i) If notice designating an Early Termination Date is given under Section 6(a) or (b), the Early Termination Date will occur on the date so designated, whether or not the relevant Event of Default or Termination Event is then continuing.

(ii) Upon the occurrence or effective designation of an Early Termination Date, no further payments or deliveries under Section 2(a)(i) or 2(e) in respect of the Terminated Transactions will be required to be made, but without prejudice to the other provisions of this Agreement. The amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 6(e).

(d) ***Calculations.***

(i) ***Statement***. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, each party will make the calculations on its part, if any, contemplated by Section 6(e) and will provide to the other party a statement (1) showing, in reasonable detail, such calculations (including all relevant quotations and specifying any amount payable under Section 6(e)) and (2) giving details of the relevant account to which any amount payable to it is to be paid. In the absence of written confirmation from the source of a quotation obtained in determining a Market Quotation, the records of the party obtaining such quotation will be conclusive evidence of the existence and accuracy of such quotation.

(ii) ***Payment Date***. An amount calculated as being due in respect of any Early Termination Date under Section 6(e) will be payable on the day that notice of the amount payable is effective (in the case of an Early Termination Date which is designated or occurs as a result of an Event of Default) and on the day which is two Local Business Days after the day on which notice of the amount payable is effective (in the case of an Early Termination Date which is designated as a result of a Termination Event). Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment) in the Termination Currency, from (and including) the relevant Early Termination Date to (but excluding) the date such amount is paid, at the Applicable Rate. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

(e) ***Payments on Early Termination***. If an Early Termination Date occurs, the following provisions shall apply based on the parties' election in the Schedule of a payment measure, either "Market Quotation" or "Loss", and a payment method, either the "First Method" or the "Second Method". If the parties fail to designate a payment measure or payment method in the Schedule, it will be deemed that "Market Quotation" or the "Second Method", as the case may be, shall apply. The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off.

(i) ***Events of Default***. If the Early Termination Date results from an Event of Default: —

(1) *First Method and Market Quotation*. If the First Method and Market Quotation apply, the Defaulting Party will pay to the Non-defaulting Party the excess, if a positive number, of (A) the sum of the Settlement Amount (determined by the Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party over (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party.

(2) *First Method and Loss*. If the First Method and Loss apply, the Defaulting Party will pay to the Non-defaulting Party, if a positive number, the Non-defaulting Party's Loss in respect of this Agreement.

(3) *Second Method and Market Quotation*. If the Second Method and Market Quotation apply, an amount will be payable equal to (A) the sum of the Settlement Amount (determined by the

Non-defaulting Party) in respect of the Terminated Transactions and the Termination Currency Equivalent of the Unpaid Amounts owing to the Non-defaulting Party less (B) the Termination Currency Equivalent of the Unpaid Amounts owing to the Defaulting Party. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(4) *Second Method and Loss.* If the Second Method and Loss apply, an amount will be payable equal to the Non-defaulting Party's Loss in respect of this Agreement. If that amount is a positive number, the Defaulting Party will pay it to the Non-defaulting Party; if it is a negative number, the Non-defaulting Party will pay the absolute value of that amount to the Defaulting Party.

(ii) ***Termination Events.*** If the Early Termination Date results from a Termination Event: —

(1) *One Affected Party.* If there is one Affected Party, the amount payable will be determined in accordance with Section 6(e)(i)(3), if Market Quotation applies, or Section 6(e)(i)(4), if Loss applies, except that, in either case, references to the Defaulting Party and to the Non-defaulting Party will be deemed to be references to the Affected Party and the party which is not the Affected Party, respectively, and, if Loss applies and fewer than all the Transactions are being terminated, Loss shall be calculated in respect of all Terminated Transactions.

(2) *Two Affected Parties.* If there are two Affected Parties: —

(A) if Market Quotation applies, each party will determine a Settlement Amount in respect of the Terminated Transactions, and an amount will be payable equal to (I) the sum of (a) one-half of the difference between the Settlement Amount of the party with the higher Settlement Amount ("X") and the Settlement Amount of the party with the lower Settlement Amount ("Y") and (b) the Termination Currency Equivalent of the Unpaid Amounts owing to X less (II) the Termination Currency Equivalent of the Unpaid Amounts owing to Y; and

(B) if Loss applies, each party will determine its Loss in respect of this Agreement (or, if fewer than all the Transactions are being terminated, in respect of all Terminated Transactions) and an amount will be payable equal to one-half of the difference between the Loss of the party with the higher Loss ("X") and the Loss of the party with the lower Loss ("Y").

If the amount payable is a positive number, Y will pay it to X; if it is a negative number, X will pay the absolute value of that amount to Y.

(iii) ***Adjustment for Bankruptcy.*** In circumstances where an Early Termination Date occurs because "Automatic Early Termination" applies in respect of a party, the amount determined under this Section 6(e) will be subject to such adjustments as are appropriate and permitted by law to reflect any payments or deliveries made by one party to the other under this Agreement (and retained by such other party) during the period from the relevant Early Termination Date to the date for payment determined under Section 6(d)(ii).

(iv) ***Pre-Estimate.*** The parties agree that if Market Quotation applies an amount recoverable under this Section 6(e) is a reasonable pre-estimate of loss and not a penalty. Such amount is payable for the loss of bargain and the loss of protection against future risks and except as otherwise provided in this Agreement neither party will be entitled to recover any additional damages as a consequence of such losses.

7. Transfer

Subject to Section 6(b)(ii), neither this Agreement nor any interest or obligation in or under this Agreement may be transferred (whether by way of security or otherwise) by either party without the prior written consent of the other party, except that: —

(a) a party may make such a transfer of this Agreement pursuant to a consolidation or amalgamation with, or merger with or into, or transfer of all or substantially all its assets to, another entity (but without prejudice to any other right or remedy under this Agreement); and

(b) a party may make such a transfer of all or any part of its interest in any amount payable to it from a Defaulting Party under Section 6(e).

Any purported transfer that is not in compliance with this Section will be void.

8. Contractual Currency

(a) ***Payment in the Contractual Currency***. Each payment under this Agreement will be made in the relevant currency specified in this Agreement for that payment (the "Contractual Currency"). To the extent permitted by applicable law, any obligation to make payments under this Agreement in the Contractual Currency will not be discharged or satisfied by any tender in any currency other than the Contractual Currency, except to the extent such tender results in the actual receipt by the party to which payment is owed, acting in a reasonable manner and in good faith in converting the currency so tendered into the Contractual Currency, of the full amount in the Contractual Currency of all amounts payable in respect of this Agreement. If for any reason the amount in the Contractual Currency so received falls short of the amount in the Contractual Currency payable in respect of this Agreement, the party required to make the payment will, to the extent permitted by applicable law, immediately pay such additional amount in the Contractual Currency as may be necessary to compensate for the shortfall. If for any reason the amount in the Contractual Currency so received exceeds the amount in the Contractual Currency payable in respect of this Agreement, the party receiving the payment will refund promptly the amount of such excess.

(b) ***Judgments***. To the extent permitted by applicable law, if any judgment or order expressed in a currency other than the Contractual Currency is rendered (i) for the payment of any amount owing in respect of this Agreement, (ii) for the payment of any amount relating to any early termination in respect of this Agreement or (iii) in respect of a judgment or order of another court for the payment of any amount described in (i) or (ii) above, the party seeking recovery, after recovery in full of the aggregate amount to which such party is entitled pursuant to the judgment or order, will be entitled to receive immediately from the other party the amount of any shortfall of the Contractual Currency received by such party as a consequence of sums paid in such other currency and will refund promptly to the other party any excess of the Contractual Currency received by such party as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Contractual Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which such party is able, acting in a reasonable manner and in good faith in converting the currency received into the Contractual Currency, to purchase the Contractual Currency with the amount of the currency of the judgment or order actually received by such party. The term "rate of exchange" includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Contractual Currency.

(c) ***Separate Indemnities***. To the extent permitted by applicable law, these indemnities constitute separate and independent obligations from the other obligations in this Agreement, will be enforceable as separate and independent causes of action, will apply notwithstanding any indulgence granted by the party to which any payment is owed and will not be affected by judgment being obtained or claim or proof being made for any other sums payable in respect of this Agreement.

(d) ***Evidence of Loss***. For tbe purpose of this Section 8, it will be sufficient for a party to demonstrate that it would have suffered a loss had an actual exchange or purchase been made.

9. Miscellaneous

(a) *Entire Agreement*. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

(b) *Amendments*. No amendment, modification or waiver in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

(c) *Survival of Obligations*. Without prejudice to Sections 2(a)(iii) and 6(c)(ii), the obligations of the parties under this Agreement will survive the termination of any Transaction.

(d) *Remedies Cumulative*. Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

(e) *Counterparts and Confirmations*.

(i) This Agreement (and each amendment, modification and waiver in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

(ii) The parties intend that they are legally bound by the terms of each Transaction from the moment they agree to those terms (whether orally or otherwise). A Confirmation shall he entered into as soon as practicable and may he executed and delivered in counterparts (including by facsimile transmission) or be created by an exchange of telexes or by an exchange of electronic messages on an electronic messaging system, which in each case will be sufficient for all purposes to evidence a binding supplement to this Agreement. The parties will specify therein or through another effective means that any such counterpart, telex or electronic message constitutes a Confirmation.

(f) *No Waiver of Rights*. A failure or delay in exercising any right, power or privilege in respect of this Agreement will not be presumed to operate as a waiver, and a single or partial exercise of any right, power or privilege will not be presumed to preclude any subsequent or further exercise, of that right, power or privilege or the exercise of any other right, power or privilege.

(g) *Headings*. The headings used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement.

10. Offices; Multibranch Parties

(a) If Section 10(a) is specified in the Schedule as applying, each party that enters into a Transaction through an Office other than its head or home office represents to the other party that, notwithstanding the place of booking office or jurisdiction of incorporation or organisation of such party, the obligations of such party are the same as if it had entered into the Transaction through its head or home office. This representation will be deemed to be repeated by such party on each date on which a Transaction is entered into.

(b) Neither party may change the Office through which it makes and receives payments or deliveries for the purpose of a Transaction without the prior written consent of the other party.

(c) If a party is specified as a Multibranch Party in the Schedule, such Multibranch Party may make and receive payments or deliveries under any Transaction through any Office listed in the Schedule, and the Office through which it makes and receives payments or deliveries with respect to a Transaction will be specified in the relevant Confirmation.

11. Expenses

A Defaulting Party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and Stamp Tax, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or any Credit Support Document

to which the Defaulting Party is a party or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

12. Notices

(a) ***Effectiveness***. Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under Section 5 or 6 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see the Schedule) and will be deemed effective as indicated:—

(i) if in writing and delivered in person or by courier, on the date it is delivered;

(ii) if sent by telex, on the date the recipient's answerback is received;

(iii) if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

(iv) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

(v) if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or that receipt, as applicable, is not a Local Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Local Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Local Business Day.

(b) ***Change of Addresses***. Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

13. Governing Law and Jurisdiction

(a) ***Governing Law***. This Agreement will be governed by and construed in accordance with the law specified in the Schedule.

(b) ***Jurisdiction***. With respect to any suit, action or proceedings relating to this Agreement ("Proceedings"), each party irrevocably:—

(i) submits to the jurisdiction of the English courts, if this Agreement is expressed to be governed by English law, or to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City, if this Agreement is expressed to be governed by the laws of the State of New York; and

(ii) waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

Nothing in this Agreement precludes either party from bringing Proceedings in any other jurisdiction (outside, if this Agreement is expressed to be governed by English law, the Contracting States, as defined in Section 1(3) of the Civil Jurisdiction and Judgments Act 1982 or any modification, extension or re-enactment thereof for the time being in force) nor will the bringing of Proceedings in any one or more jurisdictions preclude the bringing of Proceedings in any other jurisdiction.

(c) ***Service of Process***. Each party irrevocably appoints the Process Agent (if any) specified opposite its name in the Schedule to receive, for it and on its behalf, service of process in any Proceedings. If for any

reason any party's Process Agent is unable to act as such, such party will promptly notify the other party and within 30 days appoint a substitute process agent acceptable to the other party. The parties irrevocably consent to service of process given in the manner provided for notices in Section 12. Nothing in this Agreement will affect the right of either party to serve process in any other manner permitted by law.

(d) ***Waiver of Immunities***. Each party irrevocably waives, to the fullest extent permitted by applicable law, with respect to itself and its revenues and assets (irrespective of their use or intended use), all immunity on the grounds of sovereignty or other similar grounds from (i) suit, (ii) jurisdiction of any court, (iii) relief by way of injunction, order for specific performance or for recovery of property, (iv) attachment of its assets (whether before or after judgment) and (v) execution or enforcement of any judgment to which it or its revenues or assets might otherwise be entitled in any Proceedings in the courts of any jurisdiction and irrevocably agrees, to the extent permitted by applicable law, that it will not claim any such immunity in any Proceedings.

14. Definitions

As used in this Agreement:—

"Additional Termination Event" has the meaning specified in Section 5(b).

"Affected Party" has the meaning specified in Section 5(b).

"Affected Transactions" means (a) with respect to any Termination Event consisting of an Illegality, Tax Event or Tax Event Upon Merger, all Transactions affected by the occurrence of such Termination Event and (b) with respect to any other Termination Event, all Transactions.

"Affiliate" means, subject to the Schedule, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"Applicable Rate" means:—

(a) in respect of obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Defaulting Party, the Default Rate;

(b) in respect of an obligation to pay an amount under Section 6(e) of either party from and after the date (determined in accordance with Section 6(d)(ii)) on which that amount is payable, the Default Rate;

(c) in respect of all other obligations payable or deliverable (or which would have been but for Section 2(a)(iii)) by a Non-defaulting Party, the Non-default Rate; and

(d) in all other cases, the Termination Rate.

"Burdened Party" has the meaning specified in Section 5(b).

"Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any law) that occurs on or after the date on which the relevant Transaction is entered into.

"consent" includes a consent, approval, action, authorisation, exemption, notice, filing, registration or exchange control consent.

"Credit Event Upon Merger" has the meaning specified in Section 5(b).

"Credit Support Document" means any agreement or instrument that is specified as such in this Agreement.

"Credit Support Provider" has the meaning specified in the Schedule.

"Default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it) if it were to fund or of funding the relevant amount plus 1% per annum.

"Defaulting Party" has the meaning specified in Section 6(a).

"Early Termination Date" means the date determined in accordance with Section 6(a) or 6(b)(iv).

"Event of Default" has the meaning specified in Section 5(a) and, if applicable, in the Schedule.

"Illegality" has the meaning specified in Section 5(b).

"Indemnifiable Tax" means any Tax other than a Tax that would not be imposed in respect of a payment under this Agreement but for a present or former connection between the jurisdiction of the government or taxation authority imposing such Tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organised, present or engaged in a trade or business in such jurisdiction, or having or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced, this Agreement or a Credit Support Document).

"law" includes any treaty, law, rule or regulation (as modified, in the case of tax matters, by the practice of any relevant governmental revenue authority) and ***"lawful"*** and ***"unlawful"*** will be construed accordingly.

"Local Business Day" means, subject to the Schedule, a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) (a) in relation to any obligation under Section 2(a)(i), in the place(s) specified in the relevant Confirmation or, if not so specified, as otherwise agreed by the parties in writing or determined pursuant to provisions contained, or incorporated by reference, in this Agreement, (b) in relation to any other payment, in the place where the relevant account is located and, if different, in the principal financial centre, if any, of the currency of such payment, (c) in relation to any notice or other communication, including notice contemplated under Section 5(a)(i), in the city specified in the address for notice provided by the recipient and, in the case of a notice contemplated by Section 2(b), in the place where the relevant new account is to be located and (d) in relation to Section 5(a)(v)(2), in the relevant locations for performance with respect to such Specified Transaction.

"Loss" means, with respect to this Agreement or one or more Terminated Transactions, as the case may be, and a party, the Termination Currency Equivalent of an amount that party reasonably determines in good faith to be its total losses and costs (or gain, in which case expressed as a negative number) in connection with this Agreement or that Terminated Transaction or group of Terminated Transactions, as the case may be, including any loss of bargain, cost of funding or, at the election of such party but without duplication, loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position (or any gain resulting from any of them). Loss includes losses and costs (or gains) in respect of any payment or delivery required to have been made (assuming satisfaction of each applicable condition precedent) on or before the relevant Early Termination Date and not made, except, so as to avoid duplication, if Section 6(e)(i)(1) or (3) or 6(e)(ii)(2)(A) applies. Loss does not include a party's legal fees and out-of-pocket expenses referred to under Section 11. A party will determine its Loss as of the relevant Early Termination Date, or, if that is not reasonably practicable, as of the earliest date thereafter as is reasonably practicable. A party may (but need not) determine its Loss by reference to quotations of relevant rates or prices from one or more leading dealers in the relevant markets.

"Market Quotation" means, with respect to one or more Terminated Transactions and a party making the determination, an amount determined on the basis of quotations from Reference Market-makers. Each quotation will be for an amount, if any, that would be paid to such party (expressed as a negative number) or by such party (expressed as a positive number) in consideration of an agreement between such party (taking into account any existing Credit Support Document with respect to the obligations of such party) and the quoting Reference Market-maker to enter into a transaction (the "Replacement Transaction") that would have the effect of preserving for such party the economic equivalent of any payment or delivery (whether the underlying obligation was absolute or contingent and assuming the satisfaction of each applicable condition precedent) by the parties under Section 2(a)(i) in respect of such Terminated Transaction or group of Terminated Transactions that would, but for the occurrence of the relevant Early Termination Date, have

been required after that date. For this purpose, Unpaid Amounts in respect of the Terminated Transaction or group of Terminated Transactions are to be excluded but, without limitation, any payment or delivery that would, but for the relevant Early Termination Date, have been required (assuming satisfaction of each applicable condition precedent) after that Early Termination Date is to be included. The Replacement Transaction would be subject to such documentation as such party and the Reference Market-maker may, in good faith, agree. The party making the determination (or its agent) will request each Reference Market-maker to provide its quotation to the extent reasonably practicable as of the same day and time (without regard to different time zones) on or as soon as reasonably practicable after the relevant Early Termination Date. The day and time as of which those quotations are to be obtained will be selected in good faith by the party obliged to make a determination under Section 6(e), and, if each party is so obliged, after consultation with the other. If more than three quotations are provided, the Market Quotation will be the arithmetic mean of the quotations, without regard to the quotations having the highest and lowest values. If exactly three such quotations are provided, the Market Quotation will be the quotation remaining after disregarding the highest and lowest quotations. For this purpose, if more than one quotation has the same highest value or lowest value, then one of such quotations shall be disregarded. If fewer than three quotations are provided, it will be deemed that the Market Quotation in respect of such Terminated Transaction or group of Terminated Transactions cannot be determined.

"Non-default Rate" means a rate per annum equal to the cost (without proof or evidence of any actual cost) to the Non-defaulting Party (as certified by it) if it were to fund the relevant amount.

"Non-defaulting Party" has the meaning specified in Section 6(a).

"Office" means a branch or office of a party, which may be such party's head or home office.

"Potential Event of Default" means any event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default.

"Reference Market-makers" means four leading dealers in the relevant market selected by the party determining a Market Quotation in good faith (a) from among dealers of the highest credit standing which satisfy all the criteria that such party applies generally at the time in deciding whether to offer or to make an extension of credit and (b) to the extent practicable, from among such dealers having an office in the same city.

"Relevant Jurisdiction" means, with respect to a party, the jurisdictions (a) in which the party is incorporated, organised, managed and controlled or considered to have its seat, (b) where an Office through which the party is acting for purposes of this Agreement is located, (c) in which the party executes this Agreement and (d) in relation to any payment, from or through which such payment is made.

"Scheduled Payment Date" means a date on which a payment or delivery is to be made under Section 2(a)(i) with respect to a Transaction.

"Set-off" means set-off, offset, combination of accounts, right of retention or withholding or similar right or requirement to which the payer of an amount under Section 6 is entitled or subject (whether arising under this Agreement, another contract, applicable law or otherwise) that is exercised by, or imposed on, such payer.

"Settlement Amount" means, with respect to a party and any Early Termination Date, the sum of: —

(a) the Termination Currency Equivalent of the Market Quotations (whether positive or negative) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation is determined; and

(b) such party's Loss (whether positive or negative and without reference to any Unpaid Amounts) for each Terminated Transaction or group of Terminated Transactions for which a Market Quotation cannot be determined or would not (in the reasonable belief of the party making the determination) produce a commercially reasonable result.

"Specified Entity" has the meanings specified in the Schedule.

"Specified Indebtedness" means, subject to the Schedule, any obligation (whether present or future, contingent or otherwise, as principal or surety or otherwise) in respect of borrowed money.

"Specified Transaction" means, subject to the Schedule, (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between one party to this Agreement (or any Credit Support Provider of such party or any applicable Specified Entity of such party) and the other party to this Agreement (or any Credit Support Provider of such other party or any applicable Specified Entity of such other party) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions), (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this Agreement or the relevant confirmation.

"Stamp Tax" means any stamp, registration, documentation or similar tax.

"Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

"Tax Event" has the meaning specified in Section 5(b).

"Tax Event Upon Merger" has the meaning specified in Section 5(b).

"Terminated Transactions" means with respect to any Early Termination Date (a) if resulting from a Termination Event, all Affected Transactions and (b) if resulting from an Event of Default, all Transactions (in either case) in effect immediately before the effectiveness of the notice designating that Early Termination Date (or, if "Automatic Early Termination" applies, immediately before that Early Termination Date).

"Termination Currency" has the meaning specified in the Schedule.

"Termination Currency Equivalent" means, in respect of any amount denominated in the Termination Currency, such Termination Currency amount and, in respect of any amount denominated in a currency other than the Termination Currency (the "Other Currency"), the amount in the Termination Currency determined by the party making the relevant determination as being required to purchase such amount of such Other Currency as at the relevant Early Termination Date, or, if the relevant Market Quotation or Loss (as the case may be), is determined as of a later date, that later date, with the Termination Currency at the rate equal to the spot exchange rate of the foreign exchange agent (selected as provided below) for the purchase of such Other Currency with the Termination Currency at or about 11:00 a.m. (in the city in which such foreign exchange agent is located) on such date as would be customary for the determination of such a rate for the purchase of such Other Currency for value on the relevant Early Termination Date or that later date. The foreign exchange agent will, if only one party is obliged to make a determination under Section 6(e), be selected in good faith by that party and otherwise will be agreed by the parties.

"Termination Event" means an Illegality, a Tax Event or a Tax Event Upon Merger or, if specified to be applicable, a Credit Event Upon Merger or an Additional Termination Event.

"Termination Rate" means a rate per annum equal to the arithmetic mean of the cost (without proof or evidence of any actual cost) to each party (as certified by such party) if it were to fund or of funding such amounts.

"Unpaid Amounts" owing to any party means, with respect to an Early Termination Date, the aggregate of (a) in respect of all Terminated Transactions, the amounts that became payable (or that would have become payable but for Section 2(a)(iii)) to such party under Section 2(a)(i) on or prior to such Early Termination Date and which remain unpaid as at such Early Termination Date and (b) in respect of each Terminated Transaction, for each obligation under Section 2(a)(i) which was (or would have been but for Section 2(a)(iii)) required to be settled by delivery to such party on or prior to such Early Termination Date and which has not been so settled as at such Early Termination Date, an amount equal to the fair market

value of that which was (or would have been) required to be delivered as of the originally scheduled date for delivery, in each case together with (to the extent permitted under applicable law) interest, in the currency of such amounts, from (and including) the date such amounts or obligations were or would have been required to have been paid or performed to (but excluding) such Early Termination Date, at the Applicable Rate. Such amounts of interest will be calculated on the basis of daily compounding and the actual number of days elapsed. The fair market value of any obligation referred to in clause (b) above shall be reasonably determined by the party obliged to make the determination under Section 6(e) or, if each party is so obliged, it shall be the average of the Termination Currency Equivalents of the fair market values reasonably determined by both parties.

IN WITNESS WHEREOF the parties have executed this document on the respective dates specified below with effect from the date specified on the first page of this document.

Credit Suisse First Boston International,
being Party A
(Name of Party)

By: ....
Name:
Title:
Date:

Granite Mortgages 02-1 plc,
being Party B
(Name of Party)

By: ....
Name:
Title:
Date:

The Bank of New York,
being the Note Trustee
(Name of Party)

By: ....
Name:
Title:
Date:

(Series 3 Notes)

SCHEDULE
to the
Master Agreement

dated as of 20 March 2002

between

(1) CREDIT SUISSE FIRST BOSTON INTERNATIONAL ("**Party A**");

(2) GRANITE MORTGAGES 02-1 plc ("**Party B**"); and

(3) THE BANK OF NEW YORK (the "**Note Trustee**", which expression shall include its successors and assigns and which has agreed to become a party to this Agreement solely for the purpose of taking the benefit of Parts 5(c) and (h) of the Schedule to this Agreement).

Part 1. **Termination Provisions**.

(a) "***Specified Entity***" means in relation to Party A for the purpose of:-

Section 5(a)(v), none

Section 5(a)(vi), none

Section 5(a)(vii), none

Section 5(b)(iv), none

and in relation to Party B for the purpose of:-

Section 5(a)(v), none

Section 5(a)(vi), none

Section 5(a)(vii), none

Section 5(b)(iv), none

(b) "***Specified Transaction***" will have the meaning specified in Section 14.

(c) The "***Cross Default***" provisions of Section 5(a)(vi) will not apply to Party A and will not apply to Party B.

(d) The "***Credit Event Upon Merger***" provisions of Section 5(b)(iv) will not apply to Party A and will not apply to Party B.

(e) The "*Automatic Early Termination*" provision of Section 6(a) will not apply to Party A and will not apply to Party B.

(f) ***Payments on Early Termination***. For the purposes of Section 6(e) of this Agreement:-

(i) Market Quotation will apply.

(ii) The Second Method will apply.

(g) "***Termination Currency***" means Sterling.

Part 2. **Tax Representations**

(a) ***Payer Representations***. For the purpose of Section 3(e) of this Agreement, Party A and Party B will each make the following representation:

It is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any Relevant Jurisdiction to make any deduction or withholding for or on account of any Tax from any payment (other than interest under Section 2(e), 6(d)(ii) or 6(e) of this Agreement) to be made by it to the other party under this Agreement. In making this representation, it may rely on (i) the accuracy of any representations made by the other party pursuant to Section 3(f) of this Agreement, (ii) the satisfaction of the agreement of the other party contained in Section 4(a)(i) or 4(a)(iii) of this Agreement and the accuracy and effectiveness of any document provided by the other party pursuant to Section 4(a)(i) or 4(a)(iii) of this Agreement and (iii) the satisfaction of the agreement of the other party contained in Section 4(d) of this Agreement, provided that it shall not be a breach of this representation where reliance is placed on clause (ii) and the other party does not deliver a form or document under Section 4(a)(iii) by reason of material prejudice to its legal or commercial position.

(b) ***Payee Representations***. For the purposes of Section 3(f) of the Agreement, Party A makes the representation specified below (the "**Additional Tax Representation**"):-

(i) it is a party to each Transaction solely for the purposes of a trade (or part of a trade) carried on by it in the United Kingdom through a branch or agency; or

(ii) it is resident in the United Kingdom or in a jurisdiction with which the United Kingdom has a double tax treaty which makes provision, whether for relief or otherwise, in relation to interest.

(c) ***Additional Termination Event***. The Additional Tax Representation proves to have been incorrect or misleading in any material respect with respect to one or more Transactions (each an "Affected Transaction" for the purposes of this Additional Termination Event) when made or repeated or deemed to have been made or repeated. The Affected Party shall be Party A only.

Part 3. **Agreement to Deliver Documents**

For the purpose of Sections 4(a)(i) and (ii) of this Agreement, each party agrees to deliver the following documents, as applicable:-

(a) Tax forms, documents or certificates to be delivered are:-

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered
	None	

(b) Other documents to be delivered are:-

Party required to deliver document	Form/Document/ Certificate	Date by which to be delivered	Covered by Section 3(d) Representation
Party A and Party B	Appropriate evidence of its signatory's authority	On signing of this Agreement	Yes
Party B	Certified copy of board resolution	On signing of this Agreement	Yes
Party A	Legal opinion of the counsel to Party A in form and substance satisfactory to Party B	On signing of this Agreement	No
Party B	Legal opinion of the counsel to Party B in form and substance satisfactory to Party A	On signing of this Agreement	No

Part 4. **Miscellaneous**

(a) ***Addresses for Notices***. For the purpose of Section 12(a) of this Agreement:-

Address for notices or communications to Party A:-

Address:	Credit Suisse First Boston International One Cabot Square London E14 4QJ
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director - Operations Department (3) Managing Director – Legal Department *For Notices of Communications by facsimile* Managing Director – Legal Department
Telex: Answerback:	264521 CSFBI G
Facsimile No.:	020 7888 2686
Telephone No. for oral confirmation of receipt of facsimile in legible form	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary

Address for notices or communications to Party B:-

Address:	Granite Mortgages 02-1 plc Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Attention:	Keith M. Currie
Facsimile No.:	0191 279 4694

With a copy to the Note Trustee:-

Address: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

Facsimile No.: 020 7964 6061

(b) ***Process Agent***. For this purpose of Section 13(c) of this Agreement:-

Party A appoints as its Process Agent: none.

Party B appoints as its Process Agent: none.

(c) ***Offices***. The provisions of Section 10(a) will apply to this Agreement.

(d) ***Multibranch Party***. For the purpose of Section 10(c) of this Agreement:-

Party A is not a Multibranch Party.

Party B is not a Multibranch Party.

(e) ***Calculation Agent***. The Calculation Agent shall be as specified in each Confirmation.

(f) ***Credit Support Document***. Details of any Credit Support Document:-

In respect of Party A: None.

In respect of Party B: The Third Issuer Deed of Charge.

(g) ***Credit Support Provider***.

Credit Support Provider means, in relation to Party A, none.

Credit Support Provider means, in relation to Party B, none.

(h) ***Governing Law***. This Agreement will be governed by and construed in accordance with English law.

(i) "***Affiliate***" will have the meaning specified in Section 14 of this Agreement.

Part 5. **Other Provisions**

(a) ***Definitions and Interpretation***

(i) The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. (the "**Definitions**") are incorporated by reference herein. Any terms used and not otherwise defined herein which are contained in the Definitions shall have the meaning set forth therein.

(ii) Capitalised terms used in this Agreement shall, except where the context otherwise requires and save where otherwise defined in this Agreement, the Confirmation, the Schedule or the Definitions, bear the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification between Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

(b) *No Set-Off*

(i) All payments under this Agreement shall be made without set-off or counterclaim, except as expressly provided for in Section 6.

(ii) Section 6(e) shall be amended by the deletion of the following sentence: "The amount, if any, payable in respect of an Early Termination Date and determined pursuant to this Section will be subject to any Set-off."

(c) *Security Interest*

Notwithstanding Section 7, Party A hereby agrees and consents to the assignment by way of security by Party B of its interests under this Agreement (without prejudice to, and after giving effect to, any contractual netting provision contained in this Agreement) to the Note Trustee (or any successor thereto) pursuant to and in accordance with the Third Issuer Deed of Charge and acknowledges notice of such assignment. Each of the parties hereby confirms and agrees that the Note Trustee shall not be liable for any of the obligations of Party B hereunder.

(d) *Disapplication of certain Events of Default*

Section 5(a)(ii), Section 5(a)(iii), Section 5(a)(iv), Section 5(a)(v) and Section 5(a)(vii)(2) will not apply in respect of Party B.

Section 5(a)(viii) will not apply to Party B in respect of a transfer to the Note Trustee or in respect of a transfer to any entity which has succeeded the Note Trustee in that capacity.

Section 5(a)(ii) shall not apply in respect of Party A with respect to any failure to perform its obligations as Calculation Agent as a result of the Cash Manager failing to provide any information or calculations to Party A pursuant to this Agreement or the Cash Management Agreement.

(e) *Disapplication of certain Termination Events*

The "Tax Event" and "Tax Event Upon Merger" provisions of Section 5(b)(ii) and 5(b)(iii) will not apply to Party A or to Party B.

(f) *Additional Event of Default*

The following shall constitute an additional Event of Default with respect to Party B:

"**Note Enforcement Notice**. The Note Trustee serves a Note Enforcement Notice on Party B (in which case Party B shall be the Defaulting Party)."

(g) ***Northern Rock plc as Party B's Agent***

Party B hereby declares that pursuant to the Cash Management Agreement it has appointed Northern Rock plc to act as its agent for the purpose, *inter alia*, of the operation of this Agreement and dealing with payments hereunder. Accordingly, unless and until written notice is received by Party A from the Note Trustee that such appointment has been terminated, Party A shall be entitled to treat all communications and acts relating to this Agreement received from or carried out by Northern Rock plc as being those of Party B and Party B hereby agrees to ratify and confirm the same.

(h) ***Security, Enforcement and Limited Recourse***

(i) Party A agrees with Party B and the Note Trustee to be bound by the terms of the Third Issuer Deed of Charge and the Third Issuer Cash Management Agreement and, in particular, confirms that: (i) no sum shall be payable by or on behalf of Party B to it except in accordance with the Issuer Priority of Payments of the Third Issuer as set out in the Third Issuer Cash Management Agreement or, as applicable, the Third Issuer Deed of Charge (as the same may be amended from time to time); and (ii) it will not take any steps for the winding up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee, liquidator, sequestrator or similar officer of Party B or of any or all of its revenues and assets nor participate in any ex parte proceedings nor seek to enforce any judgment against Party B except as provided in the Third Issuer Deed of Charge.

(ii) In relation to all sums due and payable by Party B to Party A, Party A agrees that it shall have recourse only to sums available to Party B for the purpose of making payments to Party A in accordance with the relevant Issuer Priority of Payments, the Third Issuer Cash Management Agreement and/or, as applicable the Third Issuer Deed of Charge.

(iii) If, on any date, Party B does not pay the full amount it would otherwise owe under any Transaction (including, for the avoidance of doubt, any related Conditional Transactions, and after the application of Section 2(c) to such Transaction) because of the limitation contained in clause (i) of this paragraph (h), then (i) payment by Party B of the shortfall will not then fall due but will instead be deferred until the first Payment Date thereafter on which sufficient funds are available (subject to the limitation in clause (i) of this paragraph (h)), (ii) failure by Party B to make the full payment under such Transaction (including, for the avoidance of doubt, any related Conditional Transactions, and after the application of Section 2(c) to such Transaction) shall not constitute an Event of Default for the purpose of Section 5(a)(i), and (iii) the obligation of Party A to make payment to Party B, in respect of the same Transaction, on such date, will be reduced so that Party A will be obligated to pay the Equivalent Percentage of the amount it would otherwise owe under that Transaction. "Equivalent Percentage" means the percentage obtained by dividing the amount paid by Party B by the amount it would have paid absent such limitation.

(iv) For the avoidance of doubt, if an Early Termination Date results from an Event of Default, the Unpaid Amounts owing to Party A will include any amount payable by Party B, the payment of which was deferred under clause (iii) of this paragraph (h).

(i) *Scope of Agreement*

It is hereby understood and agreed that the provisions of this Agreement shall only apply to the swap transactions entered into between Party A and Party B on the date as of which this Agreement is made as evidenced by the Confirmations substantially in the form attached hereto as Appendix B and that no other swap transaction may be entered into pursuant hereto.

(j) *Authorised Person*

For the purposes of Section 3 of this Agreement, Party A represents to Party B (which representation will be deemed to be repeated by Party A on each date on which a Transaction is entered into and throughout the course of any Transaction) that it is an authorised person for the purposes of the Financial Services and Markets Act 2000.

(k) *Ratings Downgrade of Party A*

(i) In the event that the long-term, unsecured and unsubordinated debt obligations of Party A (or its successor), or any guarantor of Party A, cease to be rated at least as high as AA- by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies Inc. ("**S&P**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of S&P be downgraded or placed under review for possible downgrade, then Party A shall, within 30 days of the occurrence of such downgrade at its own cost either:-

(A) put in place an appropriate mark-to-market collateral agreement, (which may be based on the credit support documentation published by ISDA, or otherwise, and relates to collateral in the form of cash or securities or both) in support of its obligations under this Agreement provided that (x) Party A shall be deemed to have satisfied the requirements of S&P if the amount of collateral agreed to be provided in the form of cash and/or securities (the "**Collateral Amount**") is determined on a basis which is no more onerous than the criteria of S&P as at 31st September, 1999 (or any subsequent criteria published by S&P) which enable entities rated lower than a specified level to participate in structured finance transactions which, through collateralisation, are rated at a higher level (as referred to, in part, in the article entitled New Interest Rate Currency Swap Criteria Broadens Allowable Counterparties in the January 1999 issue of S&P's Structured Finance publication) (the "**S&P Criteria**") and (y) the Collateral Amount shall not be required to exceed such amount as would be required (in accordance with the S&P Criteria) to restore the rating of the Notes to the level they would have been at immediately prior to such downgrading; or

(B) transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose long-term, unsecured and unsubordinated debt obligations are rated at least as high as AA- (or its equivalent) by S&P or such other rating as is commensurate with the rating assigned to the Notes by S&P from time to time; or

(C) procure another person to become co-obligor in respect of the obligations of Party A under this Agreement or take such other action as Party A may agree with S&P

as will result in the rating of the Notes then outstanding following the taking of such action being rated no lower than the rating of the Notes immediately prior to such downgrade.

(ii) In the event that the long-term, unsecured and unsubordinated debt obligations of Party A (or its successor), or any guarantor of Party A cease to be rated at least as high as Aa3 by Moody's Investors Service Limited ("**Moody's**") and as a result of such downgrade the then current rating of the Notes may in the reasonable opinion of Moody's be downgraded or placed under review for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days, and at its own costs:-

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose long-term, unsecured and unsubordinated debt obligations are rated at least as high as Aa3 (or its equivalent) by Moody's or such other rating as is commensurate with the rating assigned to the Notes by Moody's from time to time; or

(B) put in place an appropriate mark-to-market collateral agreement, (which may be based on the credit support documentation published by ISDA, or otherwise, and relates to collateral in the form of cash or securities or both) in support of its obligations under this Agreement provided that (x) Party A shall be deemed to have satisfied the requirements of Moody's if the Collateral Amount is determined on a basis which is no more onerous than the Moody's Criteria and (y) the Collateral Amount shall not be required to exceed such amount as would be required (in accordance with the Moody's Criteria) to restore the rating of the Notes to the level they would have been at immediately prior to such downgrading; or

(C) procure another person to become co-obligor in respect of the obligations of Party A under this Agreement or take such other action as Party A may agree with Moody's as will result in the rating of the Notes then outstanding following the taking of such action being rated no lower than the rating of the Notes immediately prior to such downgrade.

"**Moody's Criteria**" means that the Collateral Amount shall not exceed 100 per cent. of the mark-to-market value of the outstanding Transactions as determined by Party A in good faith from time to time provided that if the short-term, unsecured and unsubordinated debt obligations of Party A (or its successor or assignee) cease to be rated as high as P-1 by Moody's then the applicable Collateral Amount shall not exceed the sum of (i) 102 per cent. of the mark-to-market value of the outstanding Transactions determined by Party A in good faith from time to time and (ii) in aggregate of the amounts determined in respect of each class of Notes, equal to the principal outstanding of that class of Notes and multiplied by the number of days remaining from the date of the determination to the Expected Repayment Date of that class of Notes, divided by 365 (such aggregate the "Buffer Notional") multiplied by the product of 0.15 per cent. and the Fixed Rate Ratio (as defined in the Basis Rate Swap Agreement). "**Expected Repayment Date**" means the Interest Payment Date falling in July 2007.

(iii) If the long-term unsecured and unsubordinated debt obligations of the Credit Support Provider of Party A (or its successor or assignee) cease to be rated at least as high as AA- (or its equivalent) by Fitch Ratings Ltd ("**Fitch**") and as a result the then current rating of the Notes may in the reasonable opinion of Fitch be downgraded or placed on credit watch for possible downgrade, then Party A will, on a reasonable efforts basis, within 30 days, at its own cost, either:-

(A) attempt to transfer all of its rights and obligations with respect to this Agreement to a replacement third party whose long-term, unsecured and unsubordinated debt ratings are rated at least as high as AA- (or its equivalent) by Fitch or such other rating as is commensurate with the rating assigned to the Notes by Fitch from time to time; or

(B) procure another person to become co-obligor or guarantor in respect of the obligations of Party A under this Agreement whose long-term, unsecured and unsubordinated debt ratings are rated at least as high as AA- (or its equivalent) by Fitch or such other rating as is commensurate with the rating assigned to the Notes by Fitch from time to time; or

(C) take such other action as Party A may agree with Fitch as will result in the rating of the Notes then outstanding being maintained.

(iv) If Party A does not take the measures described in either (i), (ii) or (iii) above such failure shall not be or give rise to an Event of Default but shall constitute an Additional Termination Event with respect to Party A and shall be deemed to have occurred on the thirtieth day following such downgrade with Party A as the sole Affected Party.

Each of Party B and the Note Trustee shall use their reasonable endeavours to co-operate with Party A in putting in place such credit support documentation, including agreeing to such arrangements in such documentation as may satisfy S&P, Moody's and Fitch with respect to the operation and management of the collateral (subject always to proviso (x) and (y) in (i)(A) and (ii)(B) above) and entering into such documents as may reasonably be requested by Party A in connection with the provision of such collateral.

(l) ***Additional Representation***

Section 3 is amended by the addition at the end thereof of the following additional representations:-

(1) "(g) ***No Agency***. It is entering into this Agreement and each Transaction as principal and not as agent of any person."

(2) The following additional representation shall be given by Party A only:

"(h) ***Pari Passu.*** Its obligations under this Agreement rank pari passu with all of its other unsecured, unsubordinated obligations except those obligations preferred by operation of law."

(m) ***Recording of Conversations***

Each party to this Agreement acknowledges and agrees to the tape recording of conversations between the parties to this Agreement whether by one or other or both of the parties.

(n) ***Relationship between the parties***

The Agreement is amended by the insertion after Section 14 of an additional Section 15, reading in its entirety as follows:

"15. **Relationship between the parties**

Each party will be deemed to represent to the other party on the date on which it enters into a Transaction that (absent a written agreement between the parties that expressly imposes affirmative obligations to the contrary for that Transaction):-

(a) ***Non Reliance.*** It is acting for its own account, and it has made its own decisions to enter into that Transaction and as to whether that Transaction is appropriate or proper for it based upon its own judgment and advice from such advisers as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into that Transaction; it being understood that information and explanations related to the terms and conditions of a Transaction shall not be considered investment advice or a recommendation to enter into that Transaction. It has not received from the other party any assurance or guarantee as to the expected results of that Transaction.

(b) ***Assessment and Understanding.*** It is capable of assessing the merits of and understanding (through independent professional advice), and understands and accepts, the terms, conditions and risks of that Transaction. It is also capable of assuming, and assumes, the financial and other risks of that Transaction.

(c) ***Status of Parties.*** The other party is not acting as a fiduciary or an adviser for it in respect of that Transaction."

(o) ***Tax***

The Agreement is amended by deleting Section 2(d) in its entirety and replacing it with the following:

"(d) *Deduction or Withholding for Tax*

(i) *Requirement to Withhold*

All payments under this Agreement will be made without any deduction or withholding for or on account of any Tax unless such deduction or withholding is required (including, for the avoidance of doubt, if such deduction or withholding is required in order for the payer to obtain relief from Tax) by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party ("**X**") is so required to deduct or withhold, then that party (the "***Deducting Party***"):-

(1) will promptly notify the other party ("**Y**") of such requirement;

(2) will pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any Gross Up Amount (as defined below) paid by the Deducting Party to Y under this Section 2(d)) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

(3) will promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

(4) if X is Party A, X will promptly pay in addition to the payment to which Party B is otherwise entitled under this Agreement, such additional amount (the "***Gross Up Amount***") as is necessary to ensure that the net amount actually received by Party B will equal the full amount which Party B would have received had no such deduction or withholding been required.

(ii) *Liability*

If:

(1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding for or on account of any Tax in respect of payments under this Agreement; and

(2) X does not so deduct or withhold; and

(3) a liability resulting from such Tax is assessed directly against X,

then, except to the extent that Y has satisfied or then satisfies the liability resulting from such Tax, (A) where X is Party B, Party A will promptly pay to Party B the amount of such liability (the "***Liability Amount***") (including any related liability for interest and together with an amount equal to the Tax payable by Party B on receipt of such amount but including any related liability for penalties only if Party A has failed to comply with or perform any agreement contained in Section 4(a)(i), 4(a)(iii) or 4(d)) and Party B will promptly pay to the relevant government revenue authority the amount of such liability (including any related liability for interest and penalties) and (B) where X is Party A and Party A would have been required to pay a Gross Up Amount to Party B, Party A will promptly pay to the relevant government revenue authority the amount of such liability (including any related liability for interest and penalties).

(iii) *Tax Credit etc.*

(a) Where Party A pays an amount in accordance with Section 2(d)(i)(4) or 2(d)(ii)(B) above, Party B undertakes as follows:-

(1) To the extent that Party B obtains any Tax credit, allowance, set-off or repayment from the tax authorities of any jurisdiction relating to any deduction or withholding giving rise to such payment or in the case of Section 2(d)(ii)(B) the amount to be assessed, it shall pay to Party A on the next Interest Payment Date after receipt of the same so much of the cash benefit (as calculated below) relating thereto which it has received as will leave Party B in substantially the same (but in any event no worse) position as Party B would have been in if no such deduction or withholding had been required or the amount had not been so assessed;

(2) The "cash benefit" shall, in the case of credit, allowance or set-off, be the additional amount of Tax which would have been payable by Party B in the jurisdiction referred to in (1) above but for the obtaining by it of the said Tax

credit, allowance or set-off and, in the case of a repayment, shall be the amount of the repayment together, in either case, with any related interest or similar payment obtained by Party B; and

(3) It will use all reasonable endeavours to obtain any Tax credit, allowance, set-off or repayment as soon as is reasonably practicable provided that it shall be the sole judge of the amount of any such Tax credit, allowance, set-off or repayment and of the date on which the same is received and shall not be obliged to disclose to Party A any information regarding its tax affairs or tax computations save that Party B shall, upon request by Party A, supply Party A with a reasonably detailed explanation of its calculation of the amount of any such Tax credit, allowance, set-off or repayment and of the date on which the same is received.

The definition of "**Indemnifiable Tax**" in Section 14 shall be deleted and the following shall be substituted therefor:

"**Indemnifiable Tax**" means any Tax."

(p) ***Change of Account***

Section 2(b) of this Agreement is hereby amended by the addition of the following at the end thereof:

"; provided that such new account shall be in the same tax jurisdiction as the original account and such new account, in the case of Party B, is held with a financial institution with a short term unsecured, unsubordinated and unguaranteed debt obligation rating of at least P-1 (in the case of Moody's) and A-1 (in the case of S&P)."

(q) ***Condition Precedent***

Section 2(a)(iii) shall be amended by the deletion of the words "a Potential Event of Default" in respect of conditions precedent to the obligations of Party A only.

(r) ***Representations***

(i) Section 3(b) shall be amended by the deletion of the words "or Potential Event of Default" in respect of the representation given by Party B only.

(ii) Section 5(a)(iv) is hereby amended by the insertion of the words "specified in Section 3" after the words "A representation".

(s) ***Transfers***

Section 7 of this Agreement shall be deleted in its entirety and replaced by the following:

"(i) Without prejudice to Section 6(b)(ii) as amended in the Schedule, Party A may transfer all its interest and obligations in and under this Agreement to any other entity whose long-term, unguaranteed, unsecured and unsubordinated debt obligations are then rated not less than AA- by Standard & Poor's, Aa3 by Moody's and AA- by Fitch (or its equivalent by any Substitute Agency) or to an entity whose obligations under this Agreement are guaranteed by an entity whose long-term, unguaranteed, unsecured and unsubordinated debt obligations are then rated not less than AA- by Standard & Poor's, Aa3 by Moody's and AA- by Fitch (or its equivalent by any Substitute Agency) subject to the prior written confirmation from Standard & Poor's, Moody's and Fitch that the then current ratings of the Notes will not be adversely affected and to providing prior written notification to the Note Trustee.

(ii) Neither this Agreement nor any interest or obligation in or under this Agreement may be transferred by Party B to any other entity other than the Note Trustee. For the avoidance of doubt, the prohibition of transfer by Party B contained in this sub-paragraph includes prohibition of transfer pursuant to Sections 6(b)(ii) and 6(b)(iii) of the Agreement."

(t) ***Each Transaction to be treated separately***

(i) In relation to each Transaction, an Event of Default or a Termination Event:

(A) shall be determined separately in relation to that Transaction by reference to the facts and circumstances relating to that Transaction (and not any other Transaction), and

(B) shall only be treated as having occurred if it would have occurred had that Transaction been the only Transaction outstanding under this Agreement.

(ii) For the avoidance of doubt, a failure by a party to pay an amount calculated in respect of a Transaction and due under Section 2(a)(i) of this Agreement shall not constitute an Event of Default or a Potential Event of Default under or in respect of any other Transaction.

(iii) Where an Event of Default and/or Termination Event occurs in relation to a Transaction (a "Relevant Transaction") as determined pursuant to clause (i) of this Part 5(t) above (such occurrence being a "Relevant Transaction Event"):

(A) a notice designating an Early Termination Date pursuant to Section 6(a) or 6(b) of this Agreement as a result of that Relevant Transaction Event must be given in respect of each Relevant Transaction;

(B) other Transactions shall not be deemed to be terminated by the designation of an Early Termination Date in respect of that Relevant Transaction;

(C) the calculations and payments that are required to be made under Sections 6(d) and 6(e) in connection with an Early Termination Date designated in respect of a Relevant Transaction will be made only with respect to that Relevant Transaction and not in respect of any other Transactions under this Agreement; and

(D) amount payable by a Party under Sections 6(e) and 11 as a result of the designation of an Early Termination Date in respect of a Relevant Transaction shall constitute a separate amount from any amount payable as a result of the designation of an Early Termination Date in respect of any other Transaction, in each case as if the Relevant Transaction had been the only outstanding Transaction under this Agreement.

(iv) Notwithstanding Section 2(a)(iii), the occurrence of an Event of Default or Potential Event of Default, or the occurrence or effective designation of an Early Termination Date, in respect of a Transaction shall not affect the obligation of a party to make payment in respect of any other Transaction.

(v) For the purposes of this Part 5(t), all Transactions evidenced by a single Confirmation (including any Conditional Transactions) will be deemed to constitute a single Transaction.

(u) ***Contracts (Rights of Third Parties) Act 1999***

A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

Execution Copy
(Series 3 Class A Notes)

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc

Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc
€ 600,000,000 Series 3 Class A Notes due 2042

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy, on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in April 2042 and (ii) the date on which the Series 3 Class A Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in relation to the Notes (other than the Series 3 Class A Notes)
EUR Amortisation Amount:	In respect of a Payment Date, the amount (in EUR) to be applied in repayment of the principal amount of the Class A Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:EUR 1.61

A. **Fixed Payments**

Fixed Amounts for Party A:

Fixed Rate Payer:	Party A
Party A Currency Amount:	EUR 600,000,000
Party A Fixed Payment Dates:	Each Series 3 Class A Annual Payment Date up to (and including) the Series 3 Class A Annual Payment Date in April 2007 or, following the earlier of (i) the occurrence of a

	Trigger Event or (ii) enforcement of the Third Issuer Security in accordance with the Third Issuer Deed of Charge, each Series 3 Class A Quarterly Payment Date, in each case, up to and including the Series 3 Class A Quarterly Payment Date in April 2007
Party A Fixed Rate:	5.15% per annum
Fixed Rate A Day Count Fraction:	The Party A Fixed Amount will be calculated in accordance with Rule 251 of the statutes, bylaws, rules and recommendations of the International Securities Market Association, as published in April 1999, as applied to straight and convertible bonds issued after 31 December, 1998 as though the Party A Fixed Amount were the interest coupon on such a bond.

B. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	EUR 600,000,000
Party A Floating Payment Dates:	each Payment Date falling after the Payment Date in April 2007 and the related Calculation Period for the first Party A Floating Payment Date will commence on the Payment Date in April 2007.
Floating Rate Option:	EUR-EURIBOR-Telerate
Designated Maturity:	3 months;
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.42% per annum
Floating Rate A Day Count Fraction:	Actual/360

Reset Dates:	The first day of each Calculation Period

Floating Amounts for Party B:

Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 372,670,807
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.2015% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	0.4330% per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)
Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

C. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	GBP 371,823,183
Party B Initial Exchange Amount:	EUR 597,453,325
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount

Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

D. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 60,000 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 60,000" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.

The first Transaction shall be conditional upon the EUR Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon; (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant EUR Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equalling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the EUR Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	the Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount

Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Fixed Amounts

Party B Additional Fixed Amounts

Party B Additional Currency Account:	EUR 10,000
Party B Additional Fixed Amount Payer:	Party B
Party B Additional Fixed Amount Payer Payment Dates:	each Party A Fixed Payment Date following the Relevant Payment Date.
Party B Additional Fixed Rate:	5.15% per annum
Party B Additional Fixed Amount Day Count Fraction	The Party B Additional Fixed Amount will be calculated in accordance with Rule 251 of the statutes, bylaws, rules and recommendations of the International Securities Market Association, as published in April 1999, as applied to straight and convertible bonds issued after 31 December, 1998 as though the Party B Additional Fixed Amount were the interest coupon on such a bond.

(3) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 6,211.18
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR – BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.2015% per annum

Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.4330% per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)
Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	EUR 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Floating Payment Date following the Relevant Payment Date falling after the Payment Date in April 2007
Party B Additional Floating Rate Amount Option:	EUR-EURIBOR–Telerate
Designated Maturity:	3 months
Spread B for the Calculation Period from the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.42% per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in EUR:	Chase Manhattan Bank, Frankfurt SWIFT CHASDEFX A/C 6231600450 favour Credit Suisse First Boston International

Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in EUR:	Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIGB2L for further credit to: A/C Granite Mortgages 02-1 plc A/C 10408174
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary

Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc
Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	020 7964 6061

Attention:	Corporate Trust (Global Structured Finance)
(5) Offices:	The Office of Party A for each of the Transactions evidenced by this Confirmation is London.

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

Execution Copy
(Series 3 Class B Notes)

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc
€ 21,100,000 Series 3 Class B Notes due 2042

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in April 2042 and (ii) the date on which the Series 3 Class B Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in respect of the Series 3 Class B Notes
EUR Amortisation Amount:	in respect of a Payment Date, the amount (in EUR) to be applied in repayment of the principal amount of the Class B Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:EUR 1.61

A. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	EUR 21,100,000
Party A Payment Dates:	each Payment Date
Floating Rate Option:	EUR-EURIBOR-Telerate

Designated Maturity:	3 months; except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.35% per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.70% per annum
Floating Rate A Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period

Floating Amounts for Party B:

Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 13,105,590
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.3725% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	0.7950% per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

B. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	Party B Currency Amount
Party B Initial Exchange Amount:	Party A Currency Amount
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount
Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

C. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 2,110 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 2,110" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.
The first Transaction shall be conditional upon the EUR Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant EUR Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equalling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the EUR Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	the Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount
Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 6,211.18
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR – BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.3725% per annum
Spread A for the Calculation Periods from the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.7950% per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	EUR 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Payment Date following the Relevant Payment Date
Party B Additional Floating Rate Amount Option:	EUR-EURIBOR–Telerate
Designated Maturity:	3 months
Spread B For the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	0.35% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	0.70% per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in EUR:	Chase Manhattan Bank, Frankfurt SWIFT CHASDEFX A/C 6231600450 favour Credit Suisse First Boston International
Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in EUR:	Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIGB2L for further credit to: A/C Granite Mortgages 02-1 plc A/C 10408174
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc

Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	020 7964 6061
Attention:	Corporate Trust (Global Structured Finance)
(5) Offices:	The Office of Party A for each of the Transactions evidenced by this Confirmation is London.

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

Execution Copy
(Series 3 Class C Notes)

From: Credit Suisse First Boston International
One Cabot Square
London E14 4QJ

To: Granite Mortgages 02-1 plc
Fifth Floor
100 Wood Street
London
EC2V 7EX

Attention: Securitisation Team, Risk Operations

To: The Bank of New York
One Canada Square
48th Floor
London
E14 5AL

Attention: Corporate Trust (Global Structured Finance)

20 March 2002

Dear Sirs,

Re: Cross Currency Swap Transactions Relating to Granite Mortgages 02-1 plc
€ 29,300,000 Series 3 Class C Notes due 2042

The purpose of this letter is to confirm the terms and conditions of the swap transactions entered into between us on the Trade Date specified below (the "**Swap Transactions**"). This letter constitutes a "**Confirmation**" as referred to in the 1992 ISDA Master Agreement (Multicurrency-Cross Border) entered into between us and both of you on the date hereof as amended and supplemented from time to time (the "**Agreement**").

The definitions and provisions contained in the 2000 ISDA Definitions as published by the International Swaps & Derivatives Association, Inc. (the "**Definitions**") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation shall prevail. Any terms not otherwise defined herein or in the Definitions shall have the meanings given to them in the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed executed by, among others, the Note Trustee on 20 March 2002 and the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy, on 20 March 2002 (as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto). The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

1 This Confirmation supplements, forms part of, and is subject to, the Agreement. All provisions contained in, incorporated in, or incorporated by reference to, the Agreement shall govern this Confirmation except as expressly modified below.

2 The terms of the particular Swap Transactions to which this Confirmation relates are as follows:

Party A:	Credit Suisse First Boston International
Party B:	Granite Mortgages 02-1 plc
Trade Date:	13 March 2002
Effective Date:	20 March 2002
Termination Date:	The earlier of (i) the Payment Date falling in April 2042 and (ii) the date on which the Series 3 Class C Notes are redeemed or repaid in full
Payment Date:	Each Payment Date in respect of the Series 3 Class C Notes
EUR Amortisation Amount:	in respect of a Payment Date, the amount (in EUR) to be applied in repayment of the principal amount of the Class C Notes on such Payment Date as notified to the Calculation Agent by the Cash Manager
Exchange Rate:	GBP 1.00:EUR 1.61

A. **Floating Payments**

Floating Amounts for Party A:

Floating Rate Payer:	Party A
Party A Currency Amount:	EUR 29,300,000
Party A Payment Dates:	each Payment Date
Floating Rate Option:	EUR-EURIBOR-Telerate

Designated Maturity:	3 months; except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	1.30% per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	2.30% per annum
Floating Rate A Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period

Floating Amounts for Party B:

Floating Rate Payer:	Party B
Party B Currency Amount:	GBP 18,198,758
Party B Payment Dates:	Each Payment Date
Floating Rate Option:	GBP-LIBOR-BBA
Designated Maturity:	3 months except for the initial Calculation Period which shall be the linear interpolation of 3 and 4 months
Spread B for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007	1.4425% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007 up to and including the Calculation Period ending immediately prior to the Termination Date:	2.4425% per annum
Floating Rate B Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	the first day of each Calculation Period
Calculation Agent:	Party A

B. **Exchange:**

Initial Exchange Date:	Effective Date
Party A Initial Exchange Amount:	Party B Currency Amount
Party B Initial Exchange Amount:	Party A Currency Amount
Final Exchange Date:	Termination Date
Party A Final Exchange Amount:	Party A Currency Amount
Party B Final Exchange Amount:	Party B Currency Amount

The Transactions referred to above are hereinafter referred to as the "**Principal Transaction**"

C. **Conditional Interest Rate and Currency Transactions**

The terms set out below are applicable to each of the additional interest rate and currency Transactions (comprising the Additional Initial Exchanges Amounts and Additional Final Exchange Amounts, Party A Additional Floating Amounts and Party B Additional Floating Amounts set out below). The following terms reflect such additional 2,930 Transactions each on the terms set out below and each such Transaction shall be referred to in numerical sequence beginning with "Transaction 1" through "Transaction 2,930" (together, the "**Conditional Transactions**") and such Transactions are to become effective on a sequential basis, starting on the first Additional Initial Exchange Date on which the conditions referred to below are satisfied for that Transaction.

The first Transaction shall be conditional upon the EUR Amortisation Amount for any Payment Date being greater than or equal to the Party B Additional Currency Amount (as defined below) (each a "**First Condition**") and each subsequent Transaction shall be conditional upon (i) the First Condition having occurred, (ii) the immediately preceding Transactions having become effective, and (iii) the then relevant EUR Amortisation Amount less the aggregate of the Party A Additional Initial Exchange Amounts of the preceding Transactions which have become effective on (but not prior to) the relevant Additional Initial Exchange Date equaling or exceeding the Party A Additional Initial Exchange Amount on such Transaction.

On each Calculation Date Party B shall notify Party A as to the EUR Amortisation Amount and the Conditional Transactions in numerical order that are then currently effective and are to become effective on the next Party A Payment Date.

(1) Additional Initial Exchange Amounts and Additional Final Exchange Amounts

Additional Initial Exchange Date and the Effective Date:	the Payment Date on which the conditions referred to above for the relevant Transaction comprising one of the Conditional Transactions are satisfied (being the "**Relevant Payment Date**" for that Transaction)
Party A Additional Initial Exchange Amount:	Party B Additional Currency Amount
Party B Additional Initial Exchange Amount:	Party A Additional Currency Amount
Party A Additional Final Exchange Amount:	Party A Additional Currency Amount
Party B Additional Final Exchange Amount:	Party B Additional Currency Amount
Additional Final Exchange Date:	Termination Date

(2) Additional Floating Amounts

Party A Additional Floating Amounts

Party A Additional Currency Amount:	GBP 6,211.18
Party A Additional Floating Amount Payer:	Party A
Party A Additional Floating Amount Payer Payment Dates:	each Payment Date following the Relevant Payment Date
Party A Additional Floating Amount Option:	GBP – LIBOR– BBA
Designated Maturity:	3 months
Spread A for the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	1.4425% per annum
Spread A for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	2.4425% per annum
Party A Additional Floating Amount Day Count Fraction:	Actual/365 (Fixed)

Reset Dates:	The first day of each Calculation Period

Party B Additional Floating Amounts

Party B Additional Currency Amount:	EUR 10,000
Party B Additional Floating Amount Payer:	Party B
Party B Additional Floating Amount Payer Payment Date:	each Party A Payment Date following the Relevant Payment Date
Party B Additional Floating Rate Amount Option:	EUR-EURIBOR-Telerate
Designated Maturity:	3 months
Spread B For the Calculation Periods up to and including the Calculation Period ending immediately prior to the Payment Date in April 2007:	1.30% per annum
Spread B for the Calculation Periods from and including the Calculation Period beginning on (and including) the Payment Date in April 2007:	2.30% per annum
Party B Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	the first day of each Calculation Period

(3) Account Details:

Payments to Party A:

Account for Payments in EUR:	Chase Manhattan Bank, Frankfurt SWIFT CHASDEFX A/C 6231600450 favour Credit Suisse First Boston International
Account for Payments in GBP:	HSBC sort code 40-05-30 A/C 11422707 A/C Credit Suisse First Boston International

Payments to Party B:

Account for Payments in EUR:	Citibank, N.A., London Agency and Trust S.W.I.F.T. CITIGB2L for further credit to: A/C Granite Mortgages 02-1 plc A/C 10408174
Account for Payments in GBP:	Citibank N.A., London 8378088 Agency and Trust Sort Code 18-50-08 for further credit to A/C Granite Mortgages 02-1 plc A/C 10408166

(4) Notice Details:

Party A:	Credit Suisse First Boston International
Address:	One Cabot Square London E14 4QJ
Telex	Telex: 264521 Answerback: CSFBI G
Facsimile Number:	020 7888 2686
Telephone number for oral confirmation of receipt of facsimile in legible form:	020 7888 2028
Designated responsible employee for the purposes of Section 12(a)(iii):	Senior Legal Secretary
Attention:	*For Notices and Communications other than by facsimile* (1) Head of Credit Risk Management (2) Managing Director – Operations Department, and (3) Managing Director – Legal Department *For Notices and communications by facsimile:* Managing Director - Legal Department
Party B:	Granite Mortgages 02-1 plc

Address:	Fifth Floor 100 Wood Street London EC2V 7EX
With a copy to:	Northern Rock plc Northern Rock House Gosforth Newcastle upon Tyne NE3 4PL
Facsimile Number:	44-191-279-4694
Attention:	Keith M. Currie
With a copy to the Note Trustee:	The Bank of New York
Address:	One Canada Square 48th Floor London E14 5AL
Facsimile Number:	020 7964 6061
Attention:	Corporate Trust (Global Structured Finance)
(5) Offices:	The Office of Party A for each of the Transactions evidenced by this Confirmation is London.

(6) Miscellaneous:

(a) Section 2(c)(ii) of the Agreement will not apply to the Transactions evidenced by this Confirmation.

Yours faithfully,

CREDIT SUISSE FIRST BOSTON INTERNATIONAL

By:

Name:
Title:

Confirmed as of the date first written:

GRANITE MORTGAGES 02-1 PLC

By:

Name:
Title:

THE BANK OF NEW YORK
as Note Trustee

By:

Name:
Title:

EXHIBIT 10.4

Third Issuer Start-up Loan Agreement

Execution Copy

Dated 20 March 2002

GRANITE FINANCE FUNDING LIMITED
as Funding

- and –

NORTHERN ROCK PLC
as Third Issuer Start-Up Loan Provider

- and –

THE BANK OF NEW YORK
as Security Trustee

THIRD ISSUER START-UP LOAN AGREEMENT

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: UK:516671 v7

CONTENTS

THIS SECOND ISSUER START-UP LOAN AGREEMENT is made on 20 March 2002

BETWEEN:

(1) **GRANITE FINANCE FUNDING LIMITED** (registered number 79308), a private limited company incorporated under the laws of Jersey but acting out of its branch office established in England (registered overseas company number FC022999 and branch number BR005916) at 4th Floor, 35 New Bridge Street, Blackfriars, London EC4V 6BW ("**Funding**");

(2) **NORTHERN ROCK PLC** (registered number 3273685), a public limited company incorporated under the laws of England and Wales whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL in its capacity as seller of the Mortgage Loans (the "**Third Issuer Start-Up Loan Provider**"); and

(3) **THE BANK OF NEW YORK**, whose principal office is at One Canada Square, 48th Floor, London E14 5AL (the "**Security Trustee**", which expression shall include such person and all other persons for the time being acting as the security trustee or security trustees under the Funding Deed of Charge).

IT IS HEREBY AGREED as follows:

1. Definitions and Interpretation

1.1 The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement. The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

2. The Advance

The Third Issuer Start-Up Loan Provider grants to Funding simultaneously with the issue by the Third Issuer of the Third Issuer Notes (and upon the simultaneous issuance by the Third Issuer to Funding of the Third Issuer Intercompany Loan) and upon the terms and subject to the conditions hereof, a loan in an aggregate amount of £25,100,000 (twenty five million and one hundred thousand pounds) (the "**Advance**") on the Closing Date for the purposes of providing for the partial funding of the Issuer Reserve Fund and providing for Funding's costs and expenses in respect of the acquisition of the Funding Share of the Additional Trust Property and in respect of amounts payable to the Third Issuer by Funding as fees under the

Third Issuer Intercompany Loan. The Advance shall be paid into the Funding Transaction Account.

3. **Interest**

3.1 The Advance and any interest capitalised pursuant to Clause 3.4 will bear interest in accordance with Clause 3.3 at a rate of LIBOR for three-month sterling deposits plus 0.90% per annum from (and including) the Closing Date until the Advance and all accrued interest thereon is repaid in full. Prior to the service of an Intercompany Loan Enforcement Notice, Funding shall pay interest on the Advance on each Payment Date if, and only to the extent that, there are Funding Available Revenue Receipts available therefor after making the payments and provisions referred to in the Funding Pre-Enforcement Revenue Priority of Payments.

3.2 Subject to Clauses 6.2 and 6.3, interest on the Advance and any interest capitalised pursuant to Clause 3.4 will be payable by Funding in arrear on each Payment Date in accordance with the Funding Priority of Payments.

3.3 Interest shall be calculated by reference to any Interest Period on the basis of the actual number of days elapsed and a 365 day year (or, in the case of a leap year, a 366 day year).

3.4 Any interest accrued in respect of an Interest Period but not paid on the Payment Date relating thereto shall be capitalised forthwith.

4. **Repayment**

4.1 Prior to the service of an Intercompany Loan Enforcement Notice, Funding shall repay principal of the Advance (including any interest capitalised pursuant to Clause 3.4) on each Payment Date if, and only to the extent that, there are Funding Available Revenue Receipts available therefor after making the payments and provisions referred to in the Funding Pre-Enforcement Revenue Priority of Payments.

4.2 The Cash Manager is responsible, pursuant to the Cash Management Agreement, for determining the amount of Funding Available Revenue Receipts as at any Payment Date and each determination so made shall (in the absence of negligence, wilful default, bad faith or manifest error) be final and binding on the Third Issuer Start-Up Loan Provider.

4.3 Subject to Clauses 5, 6.2, 6.3 and 7, on any Payment Date on which all the Intercompany Loans have been repaid in full, Funding shall immediately repay the Advance (including any interest capitalised pursuant to Clause 3.4) and pay any accrued interest.

4.4 The Third Issuer Start-Up Loan Provider hereby acknowledges that Funding has entered into Start-up Loan Agreements on 26 March 2001 and on 28 September 2001 with the Start-up Loan Provider and that from time to time Funding may enter into New Start-Up Loan Agreements with New Start-Up Loan Providers and that the obligation of Funding to repay the Third Issuer Start-Up Loan, any other existing Start Up Loans and any New Start-Up Loan will rank *pari passu* and will be paid *pro rata* between themselves. The Third Issuer Start-Up Loan Provider further acknowledges that the Funding Pre-Enforcement Revenue

Priority of Payments and the Funding Post-Enforcement Priority of Payments set out in the Funding Deed of Charge, respectively, will be amended to reflect the entry by Funding into New Start-Up Loan Agreements and related agreements from time to time and agrees to execute such documents as are necessary or required by the Rating Agencies for the purpose of including the New Start-Up Loan Provider (and any other relevant party) in the Transaction Documents to effect those amendments.

5. Acceleration

If an Intercompany Loan Enforcement Notice is served, the Advance (including any interest capitalised pursuant to Clause 3.4) and accrued interest shall, subject to the Funding Deed of Charge, become immediately due and payable.

6. Payments and limited recourse

6.1 All payments to be made hereunder by Funding shall be made in sterling in immediately available cleared funds to the Third Issuer Start-Up Loan Provider's account as specified in writing to Funding for this purpose. If any sum falls due hereunder otherwise than on a London Business Day, it shall be paid on the next succeeding London Business Day.

6.2 Prior to service of an Intercompany Loan Enforcement Notice or repayment in full of all the Intercompany Loans, amounts of interest, principal and any other amounts due hereunder shall be paid only in accordance with Clauses 3.1, 4.1 and 7.1, respectively, and the provisions of the Funding Deed of Charge.

6.3 If, upon the Advance becoming due and payable pursuant to Clauses 4.3 or 5, Funding has insufficient funds available to meet its obligations hereunder in full on such date then:

(a) Funding shall utilise its funds on such date to the extent available in making payments to the Third Issuer Start-Up Loan Provider to repay the Advance (including any interest capitalised pursuant to Clause 3.4) and accrued interest thereon; and

(b) the obligations of Funding to pay the shortfall together with any amounts falling due and payable thereafter shall on any day be limited to the available funds actually received by Funding from time to time subsequent to such date, together with the proceeds of the enforcement of the security, paid to the Third Issuer Start-Up Loan Provider pursuant to Clause 8 (*Upon Enforcement*) of the Funding Deed of Charge,

provided that the Third Issuer Start-Up Loan Provider shall not release Funding from Funding's obligation to pay the remaining amount that would have been due under this Agreement had this Clause 6.3 not applied.

7. Subordination and Security

7.1 The parties hereby agree that repayments in respect of the Advance shall be subordinated to, *inter alia*, payments of principal and interest on the Third Issuer Intercompany Loan and all other payments or provisions ranking in priority to payments to be made to the Third Issuer

Start-Up Loan Provider under this Agreement in accordance with the Funding Priority of Payments and the Funding Deed of Charge.

7.2 The Third Issuer Start-Up Loan Provider further agrees that, without prejudice to Clause 8 (*Upon Enforcement*) of the Funding Deed of Charge, its rights against Funding under this Agreement are limited to the extent that Funding has sufficient assets to meet the Third Issuer Start-Up Loan Provider's claim or any part thereof having taken into account all other liabilities, both actual and contingent, of Funding which pursuant to the Funding Deed of Charge rank *pari passu* with or in priority to its liabilities to the Third Issuer Start-Up Loan Provider under this Agreement and so that Funding shall not be obliged to make any payment to the Third Issuer Start-Up Loan Provider hereunder if and to the extent that the making of such payment would cause Funding to be or become unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986. However, if there are Funding Available Revenue Receipts available but Funding does not repay the Advance (including any interest capitalised pursuant to Clause 3.4) and/or interest thereon when due (to the extent of such available Funding Available Revenue Receipts), such non-repayment will constitute an event of default under this Third Issuer Start-Up Loan Agreement.

7.3 Funding undertakes that its obligations to the Third Issuer Start-Up Loan Provider hereunder shall at all times be secured by the Funding Deed of Charge.

7.4 The Third Issuer Start-Up Loan Provider hereby undertakes to be bound by the terms of the Funding Deed of Charge and the Cash Management Agreement and in particular agrees that on enforcement of the security created by the Funding Deed of Charge, all amounts of principal, interest and any other amounts due hereunder shall rank in the order of priority set out in the Funding Post-Enforcement Priority of Payments.

7.5 The Third Issuer Start-Up Loan Provider further covenants that, except as permitted under the Funding Deed of Charge, it will not set off or claim to set off the Advance or any interest thereon or any part thereof against any liability owed by it to Funding.

7.6 The Third Issuer Start-Up Loan Provider undertakes that it will not, for so long as any sum is outstanding under any Intercompany Loan Agreement of any Issuer or for two years plus one day since the last day on which any such sum was outstanding take any corporate action or other steps or legal proceedings for the winding up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee, liquidator, sequestrator or similar officer of Funding or of any or all of the revenues and assets of Funding nor participate in any ex parte proceedings nor seek to enforce any judgment against Funding, except as permitted under the provisions of the Funding Deed of Charge.

7.7 The Third Issuer Start-Up Loan Provider acknowledges hereby that it is not entitled, other than by virtue of Section 208 of the Income and Corporation Taxes Act 1988 ("**ICTA**"), to any exemption from Tax in respect of any interest payable to it under this Agreement.

7.8 The Third Issuer Start-Up Loan Provider further represents that, pursuant to Section 212 of ICTA, any interest payable to it under this Agreement is paid to it within the charge to UK corporation tax.

7.9 The Third Issuer Start-Up Loan Provider further represents that it is an institution which is a bank for the purposes of Section 840A of ICTA

7.10 Each party to this Agreement other than the Security Trustee hereby makes the representations and warranties to each of the other parties to this Agreement that are specified in Schedule 1 hereto.

8. Notices

Any notices to be given pursuant to this Agreement or to any of the parties hereto shall be sufficiently served if sent by prepaid first class post or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission) when despatched, (where delivered by hand) on the day of delivery if delivered before 17.00 hours on a Business Day or on the next Business Day if delivered thereafter or (in the case of first class post) when it would be received in the ordinary course of the post and shall be sent:

(a) in the case of Funding, to Granite Finance Funding Limited, 35 New Bridge Street, 4th Floor, Blackfriars, London EC4V 6BW (facsimile number 020 7332-6199) for the attention of the Company Secretary with a copy to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL Facsimile: 0191 213 2203 for the attention of the Group Secretary;

(b) in the case of the Third Issuer Start-Up Loan Provider, to Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL Facsimile: 0191 213 2203 for the attention of the Group Secretary; and

(c) in the case of the Security Trustee, to The Bank of New York (London Branch), One Canada Square, 48th Floor, London E14 5AL (facsimile 020 7964 6399) for the attention of Corporate Trust Administration,

or to such other address or facsimile number as may from time to time be notified by any party to the other by written notice in accordance with the provisions of this Clause 8.

9. Taxes

9.1 All payments to be made by Funding to the Third Issuer Start-Up Loan Provider hereunder shall be made free and clear of and without deduction for or on account of Tax unless Funding is required by law to make such a payment subject to the deduction or withholding of Tax, in which case Funding shall promptly upon becoming aware thereof notify the Third Issuer Start-Up Loan Provider of such obligation, and shall make such payments subject to such deduction or withholding of Tax which it is required to make.

9.2 If Funding makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Third Issuer Start-Up Loan Provider, within thirty days after such payment falls due to the applicable authority, any original receipt (or a certified copy thereof) issued by such authority evidencing such payment.

10. Remedies and Waivers

No failure by the Third Issuer Start-Up Loan Provider to exercise, nor any delay by the Third Issuer Start-Up Loan Provider in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

11. Assignments and Transfer

11.1 Funding (other than in respect of any assignment by way of security pursuant to the Funding Deed of Charge) may not assign and/or transfer any of its rights and/or obligations under this Agreement. The Third Issuer Start-Up Loan Provider may not assign and/or transfer its rights under this Agreement without obtaining the prior written consent of Funding, provided that such consent may only be given if such assignment and/or transfer is by way of security, or, if such assignment and/or transfer is to a person within the charge to United Kingdom corporation tax as regards any interest received by it under this Agreement. Any such assignee or transferee must agree to be bound by the provisions contained in the Funding Deed of Charge as if it were named as an original party thereto in place of the Third Issuer Start-Up Loan Provider.

11.2 If there is any change in the identity of the Security Trustee pursuant to the terms of the Funding Deed of Charge, the Third Issuer Start-Up Loan Provider and Funding shall execute such documents and take such actions as the new security trustee and the outgoing security trustee (as the case may be) may reasonably require for the purpose of vesting in the new security trustee the rights and obligations of the outgoing security trustee and releasing the outgoing security trustee (as the case may be) from its future obligations under this Agreement.

12. Alternative Payment Arrangements

If at any time it shall become impracticable for Funding to make any payments hereunder in the manner specified in Clause 6.1, then Funding may agree with the Third Issuer Start-Up Loan Provider and the Security Trustee alternative arrangements for such payments to be made.

13. Security Trustee as a Party

The Security Trustee has agreed to become a party to this Agreement for the better preservation and enforcement of its rights under this Agreement and the Security Trustee shall assume no obligations or liabilities whatsoever to the Third Issuer Start-Up Loan Provider or to Funding. Furthermore, any liberty or power which may be exercised or any determination which may be made hereunder by the Security Trustee may be exercised or made in the Security Trustee's absolute discretion without any obligation to give reasons therefor, but in any event must be exercised or made in accordance with the provisions of the Funding Deed of Charge.

14. No Partnership

Nothing in this Agreement (or in any of the arrangements contemplated hereby) shall, or shall be deemed to, constitute a partnership amongst the parties hereto.

15. Variation

No variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties hereto.

16. Execution in Counterparts; Severability

16.1 This Agreement may be executed in any number of counterparts (manually or by facsimile) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument.

16.2 Where any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations under this Agreement, or of such provision or obligation in any other jurisdiction, shall not be affected or impaired thereby.

17. Third Party Rights

A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

18. Governing Law and Jurisdiction; Appropriate Forum

18.1 This Agreement is governed by, and shall be construed in accordance with, English law.

18.2 Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

18.3 Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

SCHEDULE 1

REPRESENTATIONS AND WARRANTIES

Each party to the Third Issuer Start-Up Loan Agreement (the "**Agreement**") hereby makes the following representations and warranties to each of the other parties to such Agreement:

1. **Status:** It is duly incorporated, validly existing and registered under the laws of the jurisdiction in which it is incorporated, capable of being sued in its own right and not subject to any immunity from any proceedings, and it has the power to own its property and assets and to carry on its business as it is being conducted.

2. **Powers and authority:** It has the power to enter into, perform and deliver, and has taken all necessary corporate and other action to authorise the execution, delivery and performance by it of the Agreement, which has been duly executed and delivered by it.

3. **Legal validity:** The Agreement constitutes, or when executed in accordance with its terms will constitute, its legal, valid and binding obligation.

4. **Non-conflict:** The execution by it of the Agreement and the exercise by it of its rights and the performance of its obligations under the Agreement will not:

   (a) result in the existence or imposition of, nor oblige it to create, any Security Interest in favour of any person over all or any of its present or future revenues or assets save for any which are created under or pursuant to the Funding Deed of Charge;

   (b) conflict with any document which is binding upon it or any of its assets;

   (c) conflict with its constitutional documents; or

   (d) conflict with any law, regulation or official or judicial order of any government, governmental body or court, domestic or foreign, having jurisdiction over it.

5. **No litigation:** It is not a party to any material litigation, arbitration or administrative proceedings and, to its knowledge, no material litigation, arbitration or administrative proceedings are pending or threatened against it.

6. **Consents and Licences:** All governmental consents, licences and other approvals and authorisations required in connection with the entry into, performance, validity and enforceability of, the transaction contemplated by the Agreement have been obtained or effected (as appropriate) and are in full force and effect.

EXECUTION PAGE

EXECUTED for and on behalf of	)
GRANITE FINANCE FUNDING LIMITED	)
by:	)

Name:

Title:

EXECUTED for and on behalf of	)
NORTHERN ROCK PLC	)
by:	)
	)

Name:

Title:

EXECUTED for and on behalf of	)
THE BANK OF NEW YORK	)
by:	)

Name:

Title:

EXHIBIT 10.5.1

Amended and Restated Master Definitions Schedule

GRANITE FINANCE TRUSTEES LIMITED

SECOND AMENDED AND RESTATED
MASTER DEFINITIONS SCHEDULE

Dated 20 March 2002

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
RRF: LHC/30507-9/524625

SECOND AMENDED AND RESTATED MASTER DEFINITIONS SCHEDULE

Background

(A) On 26 March 2001, the original Master Definitions Schedule was signed for the purposes of identification by Brown & Wood MNP of Princes Court, 7 Princes Street, London EC2R 8AQ and Clifford Chance Limited Liability Partnership of 200 Aldersgate Street, London EC1A 4JJ.

(B) The parties to a deed of amendment and restatement dated 28 September 2001 agreed to amend and restate that original Master Definitions Schedule pursuant to the provisions set out in that deed of amendment and restatement.

(C) The parties now wish to amend and restate the amended and restated Master Definitions Schedule pursuant to the provisions set out in the Master Definitions Schedule Second Amendment and Restatement Deed.

1. **Definitions**

Words and expressions used in any document which incorporates this clause or to which this clause applies shall have the same meanings as are set out in this Master Definitions Schedule except so far as the context requires otherwise.

"**1925 Act**" means the Law of Property Act 1925;

"**Accession Undertaking**" means a Deed of Accession;

"**Account Bank**" means, in relation to the Mortgages Trustee or Funding, the bank at which the Mortgages Trustee Bank Accounts or, in the case of Funding, the Funding Bank Accounts are maintained from time to time, being (in the case of the Mortgages Trustee) Lloyds TSB Bank plc, Jersey International Branch, 4 Bond Street, St. Helier, Jersey JE4 8ZE, Channel Islands or (in the case of Funding) Lloyds TSB Bank plc, City Office, Bailey Drive, Gillingham Business Park, Kent ME8 0LS or (in either case) any other Authorised Entity appointed by the Mortgages Trustee or Funding in accordance with the Transaction Documents;

"**Accrued Interest**" means, in respect of any Mortgage Loan as at any date (the "**relevant date**"), the aggregate of all interest accrued but not yet due and payable on such Mortgage Loan from and including the Monthly Payment Date immediately preceding the relevant date until (but excluding) the relevant date;

"**Administration Agreement**" means the agreement entered into on or before the Initial Closing Date, between the Administrator, the Mortgages Trustee, Funding, the Seller and the Security Trustee pursuant to which the administrator agrees to provide administration services to the Mortgages Trustee and the Beneficiaries in relation to the Mortgage Loans and their Related Security comprised in the Mortgage Portfolio as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement administration agreement entered into by such parties from time to time;

"**Administration Fee**" has the meaning given to it in Clause 13.1 (*Administration Fee*) of the Administration Agreement;

"**Administration Fee Rate**" means 0.12% per annum (inclusive of VAT) on the amount of the Funding Share of the Trust Property as determined on that Distribution Date in respect of the then current Trust Calculation Period, but only to the extent that the Mortgages Trustee has sufficient funds available to pay such amount in accordance with the Mortgages Trustee Revenue Priority of Payments or, at any time when the Administrator is not Northern Rock, such other amount as set between such substitute administrator and the Mortgages Trustee from time to time;

"**Administration Procedures**" means the administration, arrears and enforcement policies and procedures forming part of the Seller's Policy from time to time or, at any time when the Administrator is not also the Seller, the policies and procedures from time to time which would be adopted by a reasonable, prudent mortgage lender and, in either case, shall include the services set out in Schedule 1 to the Administration Agreement;

"**Administrator**" means Northern Rock or such other person as may from time to time be appointed as administrator of the Mortgage Portfolio pursuant to the Administration Agreement;

"**Administrator Termination Event**" means any of the events specified in Clause 19 (*Termination*) of the Administration Agreement;

"**Alternative Insurance Requirements**" means the Seller's standard document entitled Alternative Insurance Requirements, and any other document containing similar recommendations or requirements which is sent to Borrowers in accordance with the Administration Procedures;

"**Arrears of Interest**" means as at any date and in relation to any Mortgage Loan, interest (other than Capitalised Interest or Accrued Interest) on such Mortgage Loan which is currently due and payable on such date;

"**Asset Trigger Event**" means the event that occurs when an amount is debited to the Class A Principal Deficiency Sub Ledger established for any Issuer with respect to the Class A Notes of that Issuer;

"**Assignment Date**" means the date of assignment of any New Mortgage Portfolio to the Mortgages Trustee in accordance with Clause 4 (*Sale and Purchase of New Mortgage Portfolios*) of the Mortgage Sale Agreement;

"**Assignment of Insurance Contracts**" means an assignment to the Mortgages Trustee of the Seller's right, title, benefit and interest in the Insurance Contracts substantially in the form set out in Schedule 3 (*Assignment of Insurance Contracts*) to the Mortgage Sale Agreement;

"**Auditors**" or "**auditors**" means PricewaterhouseCoopers of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL or such other internationally recognised independent firm of auditors selected from time to time by (in the case of the Mortgages Trustee) the Mortgages Trustee or (in the case of Funding) Funding or (in the case of any Issuer) the relevant Issuer and appointed by the Mortgages Trustee, Funding or, as the case may be, the relevant Issuer;

"**Authorised Entity**" means (a) any entity the short term and secured, unsubordinated, and unguaranteed debt of which is rated at least A-1+ by S&P, P-1 by Moody's and F1+ by Fitch or (b) any other entity approved in writing by the Security Trustee and the Rating Agencies, in each case being an institution authorised to carry on banking business (including accepting deposits) under the Banking Act 1987;

"**Authorised Institution**" means an institution authorised to take deposits under the Banking Act

1987;

"**Authorised Investments**" means:

(a) sterling gilt-edged securities; and

(b) sterling demand or time deposits, certificates of deposit and short-term debt obligations (including commercial paper) (which may include deposits into any account which earns a rate of interest related to LIBOR) provided that in all cases such investments have a maturity date of 90 days or less and mature on or before the next following Payment Date or, in relation to any Mortgages Trustee Bank Account, the next following Distribution Date, and the short-term unsecured, unguaranteed and unsubordinated debt obligations of the issuing or guaranteeing entity or the entity with which the demand or time deposits are made (being an authorised institution under the Banking Act 1987) are rated at least equal to A-1+ by S&P, P-1 by Moody's and F1+ by Fitch or which are otherwise acceptable to the Rating Agencies (if they are notified in advance) to maintain the then-current rating of the Notes;

"**Authorised Signatory**" means in relation to:

(a) any Issuer, any authorised signatory referred to in the relevant Issuer Account Mandates;

(b) the Mortgages Trustee, any authorised signatory referred to in the Mortgages Trustee Account Mandates; and

(c) Funding, any authorised signatory referred to in the Funding Account Mandates;

"Authorised Third Party" means any Person appointed by the Security Trustee pursuant to the terms of Schedule 4 of the Administration Agreement and whom the Rating Agencies have previously confirmed in writing to Funding and the Security Trustee will not cause the then current ratings of the relevant Issuer's Notes to be downgraded, withdrawn or qualified provided that if the responsibilities that such appointed Person will assume include setting the interest rate applicable to any Mortgage Loan, such Person must be a lender in the UK residential mortgage market;

"**Authorised Underpayment**" means a Borrower Underpayment in respect of a Flexible Mortgage Loan which is funded by, and does not exceed the amount of any, Overpayments previously made by the Borrower in respect of such Flexible Mortgage Loan or is otherwise permitted by the Seller in accordance with the relevant Mortgage Conditions;

"**Back-up Functions**" has the meaning specified in Schedule 4 (*Authorised Third Party*) to the Administration Agreement;

"Back-up Trigger Event" means any of the following circumstances:

(i) failure by the Seller to comply with any of its obligations under the Mortgage Sale Agreement;

(ii) a Completion Event and any circumstances in connection therewith; or

(iii) an Administrator Termination Event and any circumstances in connection therewith;

"**BACS**" means the Bankers' Automated Clearing System as amended or supplemented from time to time or any scheme replacing the same;

"**BACS Amounts**" means the amounts to be received by the Collection Banks from Borrowers whether under the Direct Debiting Scheme or otherwise and to be credited by the Collection Banks to the Collection Accounts on each Monthly Payment Date, which each Collection Bank shall credit to the relevant Collection Account;

"**Bank Account Agreement**" means the agreement entered into on or about the Initial Closing Date between the Account Banks, the Mortgages Trustee, Funding and the Security Trustee which governs the operation of the Mortgages Trustee Bank Accounts and the Funding Bank Accounts other than the Funding (Issuer) GIC Accounts, as has been and may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement bank account agreement entered into by such parties from time to time;

"**Bank of England Base Rate**" means the Bank of England's official dealing rate (the repo rate) as set by the UK Monetary Policy Committee and in the event that such rate ceases to exist or becomes inappropriate as an index for the Base Rate Pledge such alternative rate or index, not controlled by the Seller, that the Seller considers to be the most appropriate in the circumstances;

"**Barclays**" means Barclays Bank PLC;

"**Barclays Collection Account**" means the account in the name of Northern Rock as Administrator (sort code 20/59/42, account number 60655996) held with Barclays Bank PLC and maintained subject to the Collection Bank Agreement and/or such other accounts of Northern Rock held with Barclays Bank PLC as may be utilised from time to time for the purpose of collecting sums due to Northern Rock in respect of the Mortgage Loans;

"**Base Rate Pledge**" means the guarantee of the Seller that where Mortgage Loans are eligible to be charged at or based on the Standard Variable Rate (including Fixed Rate Mortgage Loans upon conversion from a Fixed Rate to the Standard Variable Rate) and they are within the Base Rate Pledge Period, the actual variable gross interest rate charged on such Mortgage Loans will be the lower of the following two rates:

(a) the Standard Variable Rate; or

(b) the Bank of England base rate plus a margin of 1.99%;

such variable gross interest rate to be applied as necessary within one month of a change in the Bank of England base rate;

"**Base Rate Pledge Period**" means, in relation to any Mortgage Loan having the benefit of the Base Rate Pledge, the period if any during which the Borrower may be subject to an Early Repayment Charge;

"**Basis Rate Swap**" means, in relation to the First Issuer, the First Issuer Basis Rate Swap and for any other Issuer, the swap transaction documented under the Basis Rate Swap Agreement for such Issuer;

"**Basis Rate Swap Agreement**" means, in relation to the First Issuer, the First Issuer Basis Rate Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule and Confirmation thereto entered into among such Issuer, the Basis Rate Swap Provider and the Note Trustee, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement basis rate swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Basis Rate Swap Provider**" means in relation to the First Issuer, the First Issuer Basis Rate Swap Provider and for any other Issuer the basis rate swap provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"**Basis Rate Swap Provider Default**" means the occurrence of an Event of Default (as defined in the relevant Basis Rate Swap Agreement) under a Basis Rate Swap Agreement where the Basis Rate Swap Provider is the Defaulting Party (as defined in the relevant Basis Rate Swap Agreement);

"**Beneficiaries**" means both Funding and the Seller together, as beneficiaries of the Mortgages Trust and "**Beneficiary**" means either of them;

"**Block Buildings Policy**" means the block buildings insurance policies listed in paragraph 2 of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute block insurance policy which relates to Mortgage Loans in the Mortgages Trust from time to time;

"**Borrower**" means, in relation to each Mortgage Loan, the person or persons who is or are named and defined as such in the relevant Mortgage Deed or such other person or persons (other than a guarantor) who shall become legally obligated to comply with such Borrower's obligations under the related Mortgage Loan;

"**Borrower Underpayment**" means a situation where a Borrower makes a Monthly Payment on its Mortgage Loan which is less than the required Monthly Payment for that month;

"**Buildings Policies**" means

(a) all buildings insurance policies relating to freehold Mortgaged Properties which have been taken out in the name of the relevant Borrower or in the name of the Borrower and the Seller or in the name of the Borrower with the Seller's interest noted, in accordance with the applicable Mortgage Conditions or the Alternative Insurance Requirements, including, without limitation, the Block Buildings Policy; and

(b) all landlord's buildings insurance policies relating to leasehold Mortgaged Properties;

"**Business Day**" means, in relation to the First Issuer Notes and the First Issuer Intercompany Loan, a day that is a London Business Day and a New York Business Day;

"**Capital Balance**" means, in relation to any Mortgage Loan at any date, the principal balance of that Mortgage Loan to which the Seller applies the relevant interest rate at which interest on each Mortgage Loan applies;

"**Capital Payment**" means a Monthly Payment made by a Borrower under a Mortgage Loan (other than a Flexible Mortgage Loan) that is greater by £200 or more than the amount due for that month, and in respect of which the Borrower has notified the Seller that such overpayment is intended to reduce the Capital Balance of the related Mortgage Loan;

"**Capitalised Arrears**" means, in relation to any Mortgage Loan at any date, interest or other amounts which are overdue in respect of such Mortgage Loan and which as at such date have been added to the Capital Balance of such Mortgage Loan either in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower;

"**Capitalised Interest**" means, in relation to any Mortgage Loan at any date, interest which is overdue in respect of such Mortgage Loan and which as at such date has been added to the Capital Balance of such Mortgage Loan in accordance with the Mortgage Conditions or otherwise by arrangement with the relevant Borrower (excluding for the avoidance of doubt any Arrears of Interest which have not been so capitalised on such date);

"**Cash**" means cash and/or amounts standing to the credit of a bank account, as the context shall require;

"**Cashback**" means, in relation to any Mortgage Loan, the agreement by the Seller to pay an amount to the relevant Borrower upon completion of the relevant Mortgage Loan;

"**Cash Management Agreement**" means the cash management agreement entered into on or before the Initial Closing Date between the Cash Manager, the Mortgages Trustee, Funding and the Security Trustee as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement cash management agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Cash Management Services**" means, in relation to the any Issuer, the services to be provided to such Issuer and the Note Trustee pursuant to the Issuer Cash Management Agreement and in relation to the Mortgages Trustee and Funding, the services to be provided to the Mortgages Trustee and Funding pursuant to the Cash Management Agreement;

"**Cash Manager**" means Northern Rock or such other person or persons for the time being acting, pursuant to the Cash Management Agreement, as agent for the Mortgages Trustee, Funding and (following enforcement of the Funding Security) the Security Trustee for the purposes of, *inter alia,* managing all cash transactions and maintaining certain ledgers on behalf of the Mortgages Trustee, Funding and (following enforcement of the Funding Security) the Security Trustee;

"**Cash Manager Termination Event**" has the meaning given in Clause 12.1 (*Termination*) of the Cash Management Agreement;

"**Cash Re-Draw**" means a cash payment granted and made by the Seller in accordance with the Mortgage Conditions at the request of a Borrower after such Borrower has made an Overpayment in respect of any Flexible Mortgage Loan but only to the extent of the Overpayment so made. The Seller is solely responsible for funding any such Cash Re-draw;

"**Cash Re-Draw Amount**" means, in relation to any Cash Re-Draw, the amount of monies advanced by the Seller to the relevant Borrower in respect of such Cash Re-Draw;

"**Cash Re-Draws Sub Ledger**" means the sub-ledger of the Re-Draws Ledger, which will be established by the Cash Manager on the Initial Closing Date in order to record any Cash Re-Draws made on Flexible Mortgage Loans in the Trust Property;

"**Class A Notes**" means, in relation to the First Issuer, the Series 1 Class A Notes and the Series 2 Class A Notes or any of them as the context may require and, in relation to any New Issuer, the Class A Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Class A Principal Deficiency Sub Ledger**" means, in relation to any Issuer, the sub-ledger of the Issuer Principal Deficiency Ledger of such Issuer corresponding to the Class A Notes issued by such Issuer;

"**Class B Notes**" means, in relation to the First Issuer, the Series 1 Class B Notes and the Series 2 Class B Notes or any of them as the context may require and, in relation to any New Issuer, the Class B Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Class B Principal Deficiency Sub Ledger**" means, in relation to any Issuer, the sub-ledger of the Issuer Principal Deficiency Ledger of such Issuer corresponding to the Class B Notes issued by such

Issuer;

"**Class C Notes**" means, in relation to the First Issuer, the Series 1 Class C Notes and the Series 2 Class C Notes or any of them as the context may require and, in relation to any New Issuer, the Class C Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Class C Principal Deficiency Sub Ledger**" means, in relation to any Issuer, the sub-ledger of the Issuer Principal Deficiency Ledger of such Issuer corresponding to the Class C Notes issued by such Issuer;

"**Class D Notes**" means, in relation to the Second Issuer, the Series 2 Class D Notes and in relation to any New Issuer, the Class D Notes as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme;

"**Closing Date**" means, in relation to the First Issuer, the Initial Closing Date and, in relation to any New Issuer, the date of any issue of New Notes by a New Issuer;

"**Closing Trust Property**" means the Initial Mortgage Portfolio assigned by the Seller to the Mortgages Trustee on the Initial Closing Date;

"**Collection Account**" means the Barclays Collection Account, the Lloyds TSB Collection Account and any other account in the name of Northern Rock which is from time to time used for the purpose of collecting, directly or indirectly, monies due in respect of Mortgage Loans and/or the Related Security;

"**Collection Bank**" means any of Barclays, acting through its branch at Percy Street, Newcastle upon Tyne NE99 1JP and Lloyds TSB acting through its branch at City Office, Bailey Drive, Gillingham Business Park, Kent ME8 0LS and/or such other banks as may be appointed from time to time under and in accordance with the Transaction Documents;

"**Collection Bank Agreement**" means the collection bank agreement entered into on or about the Initial Closing Date between the Collection Banks, Mortgages Trustee, Funding, the Seller and the Administrator as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement collection bank agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Common Depositary**" means Citibank, N.A., in its capacity as common depositary for Euroclear and Clearstream, Luxembourg, in relation to the First Issuer Notes, the CDIs (as defined in the Issuer Master Definitions Schedule relating to the First Issuer) and, in relation to any New Notes, the Reg S Global Note Certificates;

"**Completion Event**" means a Perfection Event;

"**Conditions**" or "**Terms and Conditions**" means in relation to any Notes issued by any Issuer, the terms and conditions to be endorsed on such Notes in the form or substantially in the form scheduled to the Trust Deed entered into by such Issuer with the Note Trustee and others, as any of the same may from time to time be amended, varied or restated in accordance with the provisions of such Trust Deed, and any reference to a numbered Condition shall be construed accordingly;

"**Contingency Insurance Policy**" means the contingency insurance policy identified in paragraph 2(d) of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute contingency insurance policy which relates to Mortgage Loans in the Mortgages Trust from time to time;

"**Contributions**" means the consideration in the form of cash provided to the Mortgages Trustee by any Beneficiary in respect of the share of such Beneficiary in the Trust Property under the Mortgages Trust Deed, being any of an Initial Contribution, a Further Contribution or a Deferred Contribution;

"**Contributions Ledger**" means the ledger created to record (i) the making by Funding to the Mortgages Trustee of Contributions to the Mortgages Trust pursuant to the Mortgages Trust Deed (ii) the making by the Seller to the Mortgages Trustee of Contributions to the Mortgages Trust pursuant to the Mortgages Trust Deed (iii) the payment by the Mortgages Trustee to the Seller of either (a) amounts of Initial Purchase Price for the sale of any New Mortgage Portfolio which is acquired by the Mortgages Trustee from the Seller under the provisions of Mortgage Sale Agreement (b) amounts of Deferred Purchase Price in accordance with the Mortgage Sale Agreement and (iv) the payment by the Mortgages Trustee to the Seller of any Special Distribution in accordance with the Mortgages Trust Deed;

"**Controlled Amortisation Amount**" means on any Payment Date prior to the occurrence of a Trigger Event or enforcement of the Issuer Security:

(a) in relation to any Note or class of Notes issued by an Issuer which is a Controlled Amortisation Note, the maximum aggregate principal amount which may be repaid by such Issuer to the relevant Noteholder or Noteholders of such class on such Payment Date in accordance with the relevant Conditions and the Issuer Cash Management Agreement of such Issuer; or

(b) in relation to the Intercompany Loan of any Issuer, the maximum aggregate principal amount which may be repaid by Funding to such Issuer in respect of such Intercompany Loan on such Payment Date (which will be equal to the aggregate of the Controlled Amortisation Amounts due on such Payment Date under the Notes issued by such Issuer);

"**Controlled Amortisation Note**" means any Note issued by an Issuer pursuant to which prior to the occurrence of a Trigger Event or enforcement of the Issuer Security, the Conditions of such Note impose a limit on the amount of principal which may be repaid by such Issuer to the relevant Noteholder in respect of such Note on any Payment Date ;

"**Corporate Services Agreement**" means

(a) in relation to any Issuer, the corporate services agreement entered into on or before the Closing Date of the issue of the relevant Notes among, *inter alios*, the relevant Corporate Services Provider, Holdings, the Post-Enforcement Call Option Holder and such Issuer, for the provision by the Corporate Services Provider of certain corporate services, and

(b) in relation to the Mortgages Trustee or Funding, the corporate services agreement entered into on or before the Initial Closing Date between the relevant Corporate Services Provider and the Mortgages Trustee or Funding (as the case may be) for the provision by the relevant Corporate Services Provider of certain corporate services with respect to the Mortgages Trustee or Funding,

in each case as it has been and may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement corporate services agreements entered into by such parties from time to time in accordance with the Transaction Documents;

"**Corporate Services Provider**" means in relation to any Issuer, Law Debenture Corporate Services Limited, in relation to Funding, Mourant & Co. Capital (SPV) Limited, and in relation to the Mortgages Trustee, Mourant & Co. Limited, or any other person or persons for the time being acting as corporate services provider under the relevant Corporate Services Agreement;

"**CPR**" means, unless otherwise defined in the text of the relevant Transaction Document, the constant rate of scheduled and unscheduled repayments on the Mortgage Loans in the Mortgage Portfolio each month relative to the aggregate principal amount outstanding of such Mortgage Loans;

"**Currency Swap Agreement**" means, for any Issuer, the ISDA Master Agreement(s), Schedule(s) and Confirmation(s) thereto entered into among such Issuer, the relevant Currency Swap Provider and the Note Trustee, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement currency swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Currency Swap Provider**" means in relation to any Issuer the swap counterparty to such Issuer under any relevant Currency Swap Agreement of such Issuer;

"**Currency Swap Provider Default**" means the occurrence of an Event of Default (as defined in the relevant Currency Swap Agreement) under a Currency Swap Agreement where the Currency Swap Provider is the Defaulting Party (as defined in the relevant Currency Swap Agreement);

"**Current Balance**" means in relation to any Mortgage Loan as at any given date, the aggregate (but avoiding double counting) of (i) the original principal amount advanced to the relevant Borrower and any Further Advances on or before the given date to the relevant Borrower secured or intended to be secured by the related Mortgage; and (ii) the amount of any Re-Draw under any Flexible Mortgage Loan secured or intended to be secured by the related Mortgage; and (iii) any interest, disbursement, legal expense, fee, charge, rent, service charge, premium or payment which has been properly capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent and added to the amounts secured or intended to be secured by such Mortgage Loan (including interest capitalised on any Re-Draw under a Flexible Mortgage Loan); (iv) any other amount (other than unpaid interest) which is due or accrued (whether or not due) and which has not been paid by the relevant Borrower and has not been capitalised in accordance with the relevant Mortgage Conditions or with the relevant Borrower's consent but which is secured or intended to be secured by that Mortgage Loan, as at the end of the London Business Day immediately preceding that given date less any repayment or payment of any of the foregoing made on or before the end of the London Business Day immediately preceding that given date and excluding any retentions made but not released and any Further Advances committed to be made but not made by the end of the London Business Day immediately preceding that given date;

"**Current Funding Share**" means the amount of Trust Property beneficially owned by Funding from time to time, as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Current Funding Share Percentage**" means the percentage share of Funding in the Trust Property from time to time, as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Current Seller Share**" means the amount of Trust Property beneficially owned by the Seller from time to time, as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Current Seller Share Percentage**" means the percentage share of the Seller in the Trust Property from time to time as determined in accordance with Clause 8 (*Adjustment of Funding Share Percentage and Seller Share Percentage*) of the Mortgages Trust Deed;

"**Deed of Accession**" means a deed executed by, *inter alios*, Funding, the Security Trustee and the Note Trustee and any New Funding Secured Creditor in the form set out in Schedule 2 to the Funding Deed of Charge or, any other form of deed as agreed between the parties;

"**Deed of Consent**" means a deed whereby a person in or intended to be in occupation of a Mortgaged Property agrees with the Seller to postpone his or her interest (if any) in the Mortgaged Property so that it ranks after the interest of the Seller created by the relevant Mortgage;

"**Deed of Postponement**" means a deed whereby a mortgagee of a Mortgaged Property agrees with the Seller to postpone its mortgage over the Mortgaged Property so that the sums secured by it will rank for repayment after the sums secured by the relevant Mortgage;

"**Deferred Contribution**" means the consideration in the form of cash payable by Funding to the Mortgages Trustee from time to time in respect of the Funding Share of the Trust Property pursuant to and in accordance with the Mortgages Trust Deed and/or the Funding Deed of Charge including, for the avoidance of doubt, Final Deferred Contribution (which Contribution will fund the payment to the Seller by the Mortgages Trustee of amounts of Deferred Purchase Price payable by the Mortgages Trustee to the Seller from time to time pursuant to and in accordance with the Mortgage Sale Agreement);

"**Deferred Purchase Price**" means that portion of the Purchase Price for the sale and assignment of the Initial Mortgage Portfolio or of any New Mortgage Portfolio assigned to the Mortgages Trustee which is not paid to the Seller on the Initial Closing Date or, in the case of any New Mortgage Portfolio, on the relevant Assignment Date and which is to be paid by the Mortgages Trustee to the Seller from time to time from Deferred Contributions received by the Mortgages Trustee from Funding and otherwise in accordance with the Mortgage Sale Agreement;

"**Direct Debit**" means a payment made pursuant to the Direct Debiting Scheme;

"**Direct Debiting Scheme**" means the scheme for the manual or automated debiting of bank accounts operated in accordance with the detailed rules of certain members of the Association for Payment Clearing Services;

"**Distribution Date**" means the London Business Day as determined by the Cash Manager falling no later than 6 Business Days after each Trust Determination Date;

"**Distribution Period**" means the period from, and including, a Distribution Date to, but excluding, the next following Distribution Date or, in relation to the first Distribution Period, the period from and including the relevant Closing Date to, but excluding, the first Distribution Date;

"**Drawdown Date**" means, in respect of the First Issuer Intercompany Loan, the Initial Closing Date, and in respect of any New Intercompany Loan, the date on which such New Intercompany Loan is made to Funding by any New Issuer;

"**Drawdown Notice**" means, in respect of an Intercompany Loan, a notice delivered by Funding to the relevant Issuer and the Security Trustee requesting a drawing under that Intercompany Loan

Agreement;

"**DTC**" means The Depository Trust Company;

"**Early Repayment Charge**" means any charge or fee which the Mortgage Conditions applicable to a Mortgage Loan require the relevant Borrower to pay in the event that all or part of that Mortgage Loan is repaid before a certain date, including without limitation repayment of any "cashback";

"**Encumbrance**" has the same meaning as "**Security Interest**";

"**Enforcement Procedures**" means the procedures for the enforcement of Mortgages undertaken by the Administrator from time to time in accordance with the Administration Procedures;

"**Euroclear**" means Euroclear Bank S.A./N.V., as operator of the Euroclear System;

"**Event of Default**" means, as the context requires, any of the following:

(a) in relation to the First Issuer Notes, a First Issuer Note Event of Default;

(b) in relation to the New Notes issued by any New Issuer, a Note Event of Default pursuant to the Terms and Conditions of such New Notes;

(c) in relation to the First Intercompany Loan Agreement, a First Issuer Intercompany Loan Event of Default; or

(d) in relation to any New Intercompany Loan Agreement, the occurrence of an event of default pursuant to the Intercompany Loan Terms and Conditions of such New Issuer;

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**Existing Borrower's Re-Fix Rate**" means at any date the fixed rate then being offered to those of the Seller's existing Borrowers who at that date are seeking to fix the rate of interest payable under their existing Fixed Rate Mortgage Loan with the Seller for the applicable period;

"**Final Deferred Contribution**" has the meaning given to it in the Mortgages Trust Deed;

"**Final Repayment Date**" means, in respect of the First Issuer Intercompany Loan, the Payment Date falling in January, 2041 and in relation to any New Intercompany Loan the date specified under the relevant Issuer Transaction Documents and as defined in the relevant Issuer Master Definitions Schedule;

"**Financial Period**" means a Financial Year or any other period in respect of which accounts are required to be prepared and certified by the auditors of the relevant company to enable it to comply with all relevant legal and accounting requirements and all requirements of any stock exchange on which any securities of the company are listed;

"**First Issuer**" means Granite Mortgages 01-1 plc;

"**First Issuer Liquidity Required Amount**" means an amount as of any Payment Date equal to the excess, if any, of 3% of the aggregate outstanding balance of the Notes on that Payment Date over amounts standing to the credit of the Issuer Reserve Fund on that Payment Date;

"**Fitch**" means Fitch Ratings Limited and includes any successor to its ratings business;

"**Fixed Rate Mortgage Loan**" means a Mortgage Loan which is subject to a fixed rate of interest set by reference to a predetermined rate or series of rates for a fixed period or periods;

"**Fixed Rate Period**" means, in relation to any Fixed Rate Mortgage Loan or other Mortgage Loan offered with a Fixed Rate, the period agreed between the Borrower and the Seller or Administrator (as applicable) as set out under the terms and conditions of such Mortgage Loan during which the interest rate applicable to such Mortgage Loan will remain fixed;

"**Flexible Cash Re-Draw Capacity**" has the meaning given to it in Clause 9.2 (*Fluctuation of Minimum Seller Share on Distribution Date*) of the Mortgages Trust Deed;

"**Flexible Mortgage Loan**" means a type of Mortgage Loan product that typically incorporates features that give the Borrower options (which may be subject to certain conditions) to, among other things, make further drawings on the mortgage loan account and/or to overpay or underpay interest and principal in a given month and/or to take a Payment Holiday;

"**Flexible Overpayments Sub Ledger**" means the sub-ledger of the Overpayments Ledger which will be established by the Cash Manager on the Initial Closing Date in order to record any Overpayments made on Flexible Mortgage Loans;

"**Funding**" means Granite Finance Funding Limited, a company incorporated with limited liability in Jersey, registered number 79308;

"**Funding Available Principal Receipts**" in respect of any Payment Date will be calculated by the Cash Manager or otherwise on behalf of Funding (or, following enforcement of the Funding Security, the Security Trustee) on the Distribution Date immediately preceding such Payment Date and will be an amount equal to the sum of all Funding Principal Receipts received by Funding from the Mortgages Trustee during the Interest Period ending on the relevant Payment Date; provided that, subject as otherwise provided in the Transaction Documents, for the purpose only of determining the amount of Funding Available Principal Receipts which may be allocated and paid to any Issuer (but not to any other Issuer) following an enforcement of the Issuer Security relating to that Issuer, it may also include (i) the aggregate of any amounts standing to the credit of the Issuer Liquidity Reserve Ledger, if any, and the Issuer Reserve Fund Ledger of such Issuer remaining on that Payment Date after the application of such reserve funds in accordance with the Funding Pre-Enforcement Revenue Priority of Payments and (ii) in certain circumstances (as described in the rules set out in the Funding Pre-Enforcement Revenue Priority of Payments in Part I of Schedule 3 of the Funding Deed of Charge) that Issuer's portion of any Shared Issuer Principal Receipts for the relevant Payment Date;

"**Funding Available Revenue Receipts**" in respect of any Payment Date will be calculated by the Cash Manager on the Distribution Date immediately preceding such Payment Date and will be an amount equal to the sum of:

(1) all Mortgages Trustee Available Revenue Receipts distributed to Funding during the Interest Period ending on the relevant Payment Date;

(2) other net income of Funding including all amounts of interest received on the Funding GIC Account and the Funding Transaction Account, and/or all income from Authorised Investments, in each case to be received on or prior to the relevant Payment Date; and

(3) the amount standing to the credit of the Funding Reserve Ledger,

PROVIDED THAT for the purpose only of the payments to be made to any Issuer on the relevant Payment Date in respect of the Intercompany Loan made by that Issuer (but not for the purpose of any other payment to be made by Funding on the relevant Payment Date including any payment in respect of any other Intercompany Loan made by any other Issuer), it shall also include the sum of:

(4) the amount standing to the credit of the Issuer Reserve Fund Ledger in respect of such Issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised as set out in the Funding Deed of Charge; and

(5) the amount standing to the credit of the Issuer Liquidity Reserve Ledger, if any, in respect of such Issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised as set out in the Funding Deed of Charge.

"**Funding Bank Accounts**" means the Funding GIC Account, the Funding Transaction Account and the Funding (First Issuer) GIC Account and each other Funding (Issuer) GIC Account established after the Initial Closing Date and each such additional or replacement account in the name of Funding that may be opened with the prior approval of the Security Trustee after the Initial Closing Date;

"**Funding Charged Property**" means the property, assets and undertakings of Funding which from time to time are or are expressed to be mortgaged, charged, assigned, pledged or otherwise encumbered to, or in favour of the Security Trustee for itself and for the Funding Secured Creditors under the Funding Deed of Charge or any other Funding Transaction Document;

"**Funding Deed of Charge**" means the deed of charge entered into on or about the Initial Closing Date between Funding, the Security Trustee, the First Issuer, the Corporate Services Provider, the Account Bank, the Funding GIC Provider, the Mortgages Trustee, the Start-up Loan Provider and the Cash Manager and the Schedules thereto and each Deed of Accession or Accession Undertaking entered into in connection therewith as may be amended, restated, novated, varied or supplemented from time to time;

"**Funding (First Issuer) Bank Account Agreement**" means the agreement entered into on or about the Initial Closing Date between Funding, the Cash Manager, the Security Trustee and the Account Bank which governs the operation of the Funding (First Issuer) GIC Account as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement Funding (first issuer) bank account agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Funding (First Issuer) GIC Account**" the account in the name of Funding (sort code 30-15-57, account number 00001933, reference: GRANITE011GI) held at the Account Bank and maintained subject to the terms of the Funding (First Issuer) Guaranteed Investment Contract, the Funding (First Issuer) Bank Account Agreement and the Funding Deed of Charge or such additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding (First Issuer) GIC Account Mandate**" means the resolutions, instructions and signature authorities relating to the Funding (First Issuer) GIC Account substantially in the form set out in Schedule 1 to the Funding (First Issuer) Bank Account Agreement;

"**Funding (First Issuer) Guaranteed Investment Contract**" means the guaranteed investment contract entered into on or about the Initial Closing Date between Funding, the Funding GIC Provider, the Security Trustee and the Cash Manager under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the Funding (First Issuer) GIC Account, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by Funding from time to time in accordance with the Transaction Documents;

"**Funding (Issuer) Bank Account Agreement**" means, in relation to any Issuer, the agreement entered into on or about the relevant Closing Date between Funding, the Cash Manager, the Security Trustee and the Account Bank which governs the operation of the Funding (Issuer) GIC Account and shall include any additional and/or replacement Funding (Issuer) bank account agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Funding (Issuer) GIC Account**" means, in relation to any Issuer, the account in the name of Funding held at the Account Bank and maintained subject to the terms of the relevant Funding (Issuer) Guaranteed Investment Contract, the relevant Funding (Issuer) Bank Account Agreement and the Funding Deed of Charge or such additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding (Issuer) Guaranteed Investment Contract**" means, in relation to any Issuer, the guaranteed investment contract entered into on about the relevant Closing Date between Funding, the Funding GIC Provider, the Security Trustee and the Cash Manager under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the relevant Funding (Issuer) GIC Account, as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by Funding from time to time in accordance with the Transaction Documents;

"**Funding GIC Account Mandate**" means the resolutions, instructions and signature authorities relating to the Funding GIC Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**Funding GIC Provider**" means Lloyds TSB Bank plc acting through its office at Treasury Division, 25 Monument Street, London or such other person or persons as are for the time being the GIC provider to Funding under the Funding Guaranteed Investment Contract and any Funding (Issuer) Guaranteed Investment Contract;

"**Funding Guaranteed Investment Contract**" means the guaranteed investment contract entered into on or about the Initial Closing Date between Funding, the Funding GIC Provider, the Cash Manager and the Security Trustee under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the Funding GIC Account as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by Funding in accordance with the Transaction Documents;

"**Funding Jersey Secured Property**" means, at any time, the Funding Charged Property which is situated in Jersey at such time;

"**Funding Ledgers**" means the Funding Principal Ledger, the Funding Revenue Ledger, the Funding Reserve Ledger, the Funding Principal Deficiency Ledger, the Intercompany Loan Ledger and each Issuer Reserve Fund Ledger and each Issuer Liquidity Reserve Ledger;

"**Funding Post-Enforcement Priority of Payments**" means the rules and the order of priority in which Funding Available Revenue Receipts, Funding Available Principal Receipts and all other monies, income, receipts and recoveries of Funding or the Security Trustee or any Receiver of Funding and the proceeds of enforcement of the Funding Security are to be applied following service of an Intercompany Loan Enforcement Notice or otherwise following an enforcement of the Funding Security as set out in Part III of Schedule 3 (*Funding Priority of Payments*) to the Funding Deed of

Charge, as the same may be amended, varied or superseded from time to time in accordance with the terms of the Funding Deed of Charge;

"**Funding Pre-Enforcement Principal Priority of Payments**" means the rules and the order of priority in which Funding Available Principal Receipts will be applied prior to the enforcement of the Funding Security as set out in Part II of Schedule 3 (*Funding Priority of Payments*) to the Funding Deed of Charge, as the same may be amended, varied or superseded from time to time in accordance with the terms of the Funding Deed of Charge;

"**Funding Pre-Enforcement Revenue Priority of Payments**" means the rules and the order of priority in which Funding Available Revenue Receipts will be applied prior to the enforcement of the Funding Security as set out in Part I of Schedule 3 (*Funding Priority of Payments*) to the Funding Deed of Charge, as the same may be amended, varied or superseded from time to time in accordance with the terms of the Funding Deed of Charge;

"**Funding Principal Deficiency Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record the aggregate position of the Principal Deficiency Ledgers of all Issuers as to Losses on the Mortgage Loans and the application of Funding Available Principal Receipts to fund the Issuer Liquidity Reserve Funds;

"**Funding Principal Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record receipts and payments of Funding Principal Receipts;

"**Funding Principal Receipts**" means the Principal Receipts received by Funding from the Mortgages Trustee on each Distribution Date;

"**Funding Priority of Payments**" means, as applicable, any of the Funding Pre-Enforcement Revenue Priority of Payments, the Funding Pre-Enforcement Principal Priority of Payments or the Funding Post-Enforcement Priority of Payments;

"**Funding Reserve Fund**" means the reserve fund established in the name of Funding on the Initial Closing Date in an amount up to the Funding Reserve Required Amount, which prior to enforcement may be (a) allocated among Issuers to help meet any deficit in Funding Available Revenue Receipts and thereby any deficit recorded on the Issuer Principal Deficiency Ledgers and/or (b) utilised to fund initial reserves and other expenses in connection with the issuance of Notes by New Issuers;

"**Funding Reserve Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record the amount standing to the credit of the Funding Reserve Fund from time to time;

"**Funding Reserve Required Amount**" means the amount from time to time which is equal to the sum of (1) £200,000 plus (2) the product of 0.50 per cent. and the greater of (a) the aggregate Principal Amount Outstanding of the Notes outstanding of all Issuers on the relevant determination date and (b) the aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers on the relevant determination date, or such other amount as may be agreed from time to time with the Rating Agencies. As at the Initial Closing Date, the Funding reserve required amount will be zero;

"**Funding Revenue Ledger**" means the ledger maintained by the Cash Manager in the name of Funding pursuant to the Cash Management Agreement to record all monies received by Funding during an Interest Period other than the Funding Principal Receipts;

"**Funding Revenue Receipts**" means the Mortgages Trustee Available Revenue Receipts received by Funding from the Mortgages Trustee on each Distribution Date;

"**Funding Secured Creditors**" means the Security Trustee (and any Receiver of Funding appointed pursuant to the Funding Deed of Charge), the First Issuer, the Corporate Services Provider in relation to Funding, the Account Bank, the Funding GIC Provider, the Mortgages Trustee, the Start-up Loan Provider, the Cash Manager and each New Funding Secured Creditor who accedes to the Funding Deed of Charge from time to time pursuant to a Deed of Accession (including, for the avoidance of doubt, any New Issuer);

"**Funding Secured Obligations**" means any and all of the monies, obligations and liabilities which Funding covenants to pay or discharge under or pursuant to Clause 2 (*Covenant to pay and to Perform*) of the Funding Deed of Charge and all other amounts owed by it to the Funding Secured Creditors pursuant to the Funding Transaction Documents;

"**Funding Security**" means the security granted by Funding under or pursuant to the Funding Deed of Charge in favour of the Security Trustee for the benefit of the Funding Secured Creditors or any of them including the security granted by Funding under or pursuant to any Deed of Accession;

"**Funding Share**" means, prior to the first Distribution Date, the Initial Funding Share and thereafter means the Current Funding Share;

"**Funding Share Percentage**" means, prior to the first Distribution Date, the Initial Funding Share Percentage and thereafter means the Current Funding Share Percentage;

"**Funding Share/Seller Share Ledger**" means the ledger to be maintained by the Cash Manager, on behalf of the Mortgages Trustee and the Beneficiaries, to record the Current Funding Share, the Current Funding Share Percentage, the Current Seller Share and the Current Seller Share Percentage of the Trust Property;

"**Funding Transaction Account**" means the account in the name of Funding (account no. 0625898, sort code 30-00-02) held with the Account Bank and maintained subject to the terms of the Bank Account Agreement and the Funding Deed of Charge or any additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding Transaction Account Mandate**" means the resolutions, instructions and signature authorities relating to the Funding Transaction Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**Funding Transaction Document**" means each of the following documents:

(a) the Mortgages Trust Deed;

(b) the Mortgage Sale Agreement;

(c) the Administration Agreement;

(d) the Funding Deed of Charge;

(e) the Corporate Services Agreement;

(f) the Bank Account Agreement;

(g) the Funding (Issuer) Bank Account Agreement;

(h) the Funding Guaranteed Investment Contract;

(i) the Funding (Issuer) Guaranteed Investment Contract;

(j) the Cash Management Agreement;

(k) the Start-up Loan Agreement;

(l) each New Start-up Loan Agreement to be entered into by Funding after the Initial Closing Date;

(m) the Collection Bank Agreement;

(n) the First Issuer Intercompany Loan Agreement;

(o) each New Intercompany Loan Agreement to be entered into by Funding after the date hereof; and

(p) each other deed, document, agreement, instrument or certificate entered into or to be entered into by Funding pursuant to or in connection with any of the documents set out in paragraphs (a) through (o) above including any agreement entered into by Funding as a replacement of any of the above agreements upon the termination thereof;

"**Further Advance**" means, in relation to a Mortgage Loan, any advance of further money to the relevant Borrower following the making of the initial advance of monies in respect of such Mortgage Loan (the "**Initial Advance**") which is secured by the same Mortgage as the Initial Advance but does not include the amount of any retention advanced to the relevant Borrower as part of the Initial Advance after completion of the Mortgage and does not include any Re-Draw;

"**Further Contribution**" means the consideration in the form of cash payable to the Mortgages Trustee by any Beneficiary to increase the Funding Share or, as the case may be, the Seller Share of the Trust Property pursuant to and in accordance with the Mortgages Trust Deed but excluding any Initial Contribution or Deferred Contribution paid by Funding to the Mortgages Trustee;

"**GIC Provider**" means in relation to any person the provider of guaranteed investment services to such person pursuant to a guaranteed investment contract;

"**Guarantee**" means each guarantee in support of the obligations of a Borrower under a Mortgage Loan;

"**Holdings**" means Granite Finance Holdings Limited, a private limited company incorporated under the laws of England and Wales, registered number 4127787;

"**ICTA**" means the Income and Corporation Tax Act 1988;

"**in Arrears**" or "**in arrears**" means, in respect of a Mortgage Account, that amount equal in the aggregate to one or more Monthly Payments in respect of such Mortgage Account are overdue and unpaid by a Borrower;

"**Independent Certificates**" means certificates of independent parties in accordance with Trust Indenture Act Sections 314(c) and 314(d)(1);

"**Initial Closing Date**" means 26 March 2001;

"**Initial Contribution**" the consideration in the form of cash payable by Funding to the Mortgages Trustee in respect of the Funding Share of the Trust Property pursuant to and in accordance with the

Mortgages Trust Deed, which Contribution is to fund the payment to the Seller by the Mortgages Trustee of (and is equal to) the Initial Purchase Price in respect of the Initial Mortgage Portfolio or (if any is payable) any New Mortgage Portfolio assigned to the Mortgages Trustee and is to be funded from the proceeds of the First Issuer Intercompany Loan or any New Intercompany Loan;

"**Initial Funding Share**" means the share of Funding in the Trust Property on the Initial Closing Date, being an amount equal to approximately £1,500,000,000;

"**Initial Funding Share Percentage**" means the percentage share of Funding in the Trust Property on the Initial Closing Date being approximately 86.61 per cent.;

"**Initial Mortgage Loans**" means the portfolio of residential first mortgage loans and their related security to be assigned by the Seller to the Mortgages Trustee on the Initial Closing Date pursuant to the Mortgage Sale Agreement;

"**Initial Mortgage Portfolio**" means the portfolio of Initial Mortgage Loans and their Related Security, particulars of which are set out in Appendix A to the Mortgage Sale Agreement but excluding any such Mortgage Loan and its Related Security which has been redeemed in full on or before the Initial Closing Date, and (subject where applicable to the subsisting rights of redemption of the Borrowers) all right, title, interest and benefit of the Seller in and to:

(a) all sums of principal, interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest and Capitalised Arrears) and any other sum due or to become due under or in respect of such Mortgage Loans and their Related Security on or after the Initial Closing Date and including, without limitation, the right to demand, sue for, recover and give receipts for all such principal, interest or other amounts, the right to sue on all covenants and undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage and all sums due or to become due in respect of any Early Repayment Charge;

(b) the benefit of all securities for such principal, interest and other sums payable (including without limitation any interest of the Seller in any Life Policy), the benefit of all Deeds of Consent and Deeds of Postponement, any Guarantee in respect of such Mortgage Loan or any other collateral security for the repayment of the relevant Mortgage Loans secured by the Mortgages;

(c) the right to exercise all the powers of the Seller in relation thereto subject to and in accordance with the relevant Mortgage Conditions;

(d) all the estate and interest in the Mortgaged Properties in relation thereto vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report and any right of action of the Seller against any solicitor, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with any Mortgage Loan and its Related Security, or any part thereof affecting the decision of the Seller to make or offer to make the relevant Mortgage Loan or part thereof;

(f) the Buildings Policies and Insurance Contracts, in each case so far as they relate to such Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

(g) the MIG Policies, so far as they relate to such Mortgage Loans comprised in that portfolio of

Mortgage Loans and their Related Security, including the right to receive of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

"**Initial Purchase Price**" means the sum of £1,480,000,000 payable by the Mortgages Trustee to the Seller on the Initial Closing Date in consideration of the Seller's assignment to the Mortgages Trustee of the Initial Mortgage Portfolio or the sum agreed to from time to time between the Mortgages Trustee and the Seller and payable by the Mortgages Trustee to the Seller on an Assignment Date in consideration of the Seller's assignment to the Mortgages Trustee of a New Mortgage Portfolio in respect of which any Initial Purchase Price is payable (together with any accrued principal, interest and expenses as at the Closing Date or Assignment Date, as applicable) in accordance with the provisions of the Mortgage Sale Agreement;

"**Initial Seller Share**" means the share of the Seller in the Trust Property on the Initial Closing Date being an amount equal to approximately £232,000,000;

"**Initial Seller Share Percentage**" means the percentage share of the Seller in the Trust Property on the Initial Closing Date being approximately 13.39 per cent.;

"**Initial Trust Property**" means the sum of £100 (one hundred pounds) held on trust absolutely as to both capital and income by the Mortgages Trustee for the benefit of the Seller and Funding pursuant to Clause 2.1 (*Initial Trust Property*) of the Mortgages Trust Deed;

"**Inland Revenue**" means the Inland Revenue of the United Kingdom;

"**Insolvency Act**" means the Insolvency Act 1986;

"**Insolvency Event**" in respect of the Seller, the Administrator, the Cash Manager or any Issuer Cash Manager (each, for the purposes of this definition, a "**Relevant Entity**") means:

(a) an order is made or an effective resolution passed for the winding up of the Relevant Entity (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have been previously approved by the Security Trustee);

(b) the Relevant Entity ceases or threatens to cease to carry on its business or stops payment or threatens to stop payment of its debts or is deemed unable to pay its debts within the meaning of section 123(a), (b), (c) or (d) of the Insolvency Act (as amended, modified or re-enacted) or becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amounts of its liabilities (taking into account, for both these purposes, contingent and prospective liabilities) or otherwise becomes insolvent;

(c) proceedings are initiated against the Relevant Entity under any applicable liquidation, administration, reorganisation (other than a reorganisation where the Relevant Entity is solvent) or other similar laws, save where such proceedings are being contested in good faith; or an administrative or other receiver, administrator or other similar official is appointed in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or a distress, execution or diligence or other process is enforced upon the whole or any substantial part of the undertaking or assets of the Relevant Entity and in any of the foregoing cases it is not discharged within 30 London Business Days; or if the Relevant Entity initiates or consents to judicial proceedings relating to itself under any applicable liquidation, administration, insolvency, reorganisation or other similar laws or makes a conveyance or assignment for the benefit of its creditors generally;

and in respect of Funding or any Issuer (each, for the purposes of this definition, a "**Relevant Entity**"), "**Insolvency Event**" means:

(a) except for the purposes of an amalgamation or restructuring as described in sub-clause (b) of this definition, the Relevant Entity ceases or threatens to cease to carry on all or a substantial part of its business or the Relevant Entity is deemed unable to pay its debts within the meaning of section 123(1)(a), (b), (c) or (d) of the Insolvency Act 1986 (as that section may be amended) or becomes unable to pay its debts within the meaning of section 123(2) of the Insolvency Act 1986 (as that section may be amended, modified or re-enacted); or

(b) an order is made or an effective resolution is passed for the winding up of the Relevant Entity (except for the purposes of or pursuant to an amalgamation, restructuring or merger previously approved by the Note Trustee or the Security Trustee, as the case may be, or as approved in writing by an Extraordinary Resolution (as defined in the Issuer Trust Deed) of the Class A Noteholders); or

(c) proceedings are otherwise initiated against the Relevant Entity under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such proceedings are not, in the opinion of the Note Trustee or the Security Trustee (as the case may be), being disputed in good faith with a reasonable prospect of success; or an administration order being granted or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to the Relevant Entity or in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of the Relevant Entity, or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the Relevant Entity and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days; or the Relevant Entity initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws or making a conveyance or assignment for the benefit of its creditors generally;

"**Insurance Contracts**" means the insurance contracts or policies described in Schedule 4 to the Mortgage Sale Agreement and any other additional, substitute or replacement insurance contract or policy arranged by the Seller from time to time relating to the Mortgage Loans in the Mortgages Trust;

"**Insurance Policies**" means:

(a) the MIG Policies;

(b) the Properties in Possession Policy;

(c) the Contingency Insurance Policy; and

(d) the Buildings Policies;

"**Intercompany Loan Agreements**" means the First Issuer Intercompany Loan Agreement and any New Intercompany Loan Agreements and "**Intercompany Loan Agreement**" means any one of them;

"**Intercompany Loans** " means the First Issuer Intercompany Loan and any New Intercompany Loan and "**Intercompany Loan**" means any of them;

"**Intercompany Loan Confirmation**" means a document substantially in the form set out in Schedule 2 (*Form of Intercompany Loan Confirmation*) to the Intercompany Loan Terms and Conditions confirming the principal terms of each Intercompany Loan Agreement between Funding, any Issuer, the Security Trustee and the Agent Bank;

"**Intercompany Loan Enforcement Notice**" means an enforcement notice served by the Security Trustee on Funding in relation to the enforcement of the Funding Security following the occurrence of an Intercompany Loan Event of Default;

"**Intercompany Loan Event of Default**" means the occurrence of an event of default as specified in Clause 14 (*Default*) of the Intercompany Loan Terms and Conditions;

"**Intercompany Loan Ledger**" means the ledger on which the Cash Manager will record payments of interest and repayments of principal made under any Intercompany Loan;

"**Intercompany Loan Terms and Conditions** " means the general terms and conditions applicable to each Intercompany Loan Agreement, which have been signed for the purposes of identification by the Security Trustee, the Agent Bank and Funding on the Initial Closing Date, as amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement intercompany loan terms and conditions entered into from time to time in accordance with the Transaction Documents;

"**Interest Rate Shortfall**" has the meaning given to it in Clause 4.3(a) of the Administration Agreement;

"**Irrecoverable VAT**" means any amount in respect of VAT incurred by a party to the Transaction Documents (for the purposes of this definition, a "**Relevant Party**") as part of a payment in respect of which it is entitled to be indemnified under the relevant Transaction Documents to the extent that the Relevant Party does not or will not receive and retain a credit or repayment of such VAT as input tax (as that expression is defined in section 24(1) of the Value Added Tax Act 1994) for the prescribed accounting period (as that expression is used in section 25(1) of the Value Added Tax Act 1994) to which such input tax relates;

"**Issuer**" means the First Issuer or, as the context may require, any New Issuer;

"**Issuer Account Bank**" means, in relation to any Issuer, the bank at which the Issuer Bank Accounts of such Issuer are maintained from time to time pursuant to the relevant Issuer Transaction Documents, and as defined in the Issuer Master Definitions Schedule relating to that Issuer;

"**Issuer Account Mandates**" means, in relation to any Issuer, the resolutions, instructions, and Authorised Signatories relating to the Issuer Bank Accounts substantially in the form scheduled to the relevant Issuer Bank Account Agreement;

"**Issuer Allocable Principal Receipts**" has the meaning given to it in the rules for application of Funding Available Principal Receipts under the Funding Pre-Enforcement Principal Priority of Payments set out in Part I of Schedule 3 to the Funding Deed of Charge;

"**Issuer Allocable Revenue Receipts**" for each Issuer will be calculated by the Cash Manager on the Distribution Date immediately preceding the relevant Payment Date and will be an amount for each Issuer equal to the sum of:

(1) the amount calculated by reference to the following formula:

$$\text{(Funding Available Revenue Receipts (excluding all Issuer Reserve Funds and Issuer Liquidity Reserve Funds)} - R) \times \frac{\text{Outstanding Principal Balance of the Intercompany Loan of such Issuer}}{\text{Aggregate Outstanding Principal Balance of the Intercompany Loans of all Issuers}}$$

where "R" = the sum of items (A), (B), (C) and (D) of the Funding Pre-Enforcement Revenue Priority of Payments or, as applicable, the sum of items (A), (B) and (C) of the Funding Post-Enforcement Priority of Payments;

(2) the amount standing to the credit of the Issuer Reserve Fund Ledger in respect of such Issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised; and

(3) the amount standing to the credit of the Issuer Liquidity Reserve Ledger, if any, in respect of such issuer (but not in respect of any other Issuer), subject to any limits or conditions on the purposes for which that reserve may be utilised.

"**Issuer Arrears Test**" is satisfied on a Payment Date if any Issuer Cash Manager or the Cash Manager calculates on the Distribution Date immediately preceding such Payment Date that as of the last day of the Trust Calculation Period immediately preceding that Payment Date (i) the aggregate Current Balance of the Mortgage Loans which are then in arrears for at least 3 months is less than 4% of the aggregate Current Balance of all Mortgage Loans, unless the Rating Agencies have confirmed that the then-current ratings of the Notes will not be adversely affected by such test not having been met; and (ii) the aggregate Interest Arrears in respect of all of the Mortgage loans in the Mortgages Trust as a percentage of the aggregate gross interest due on all Mortgage Loans during the previous 12 months, does not exceed 2%, or such other percentage as is then acceptable to the then-current Rating Agencies at such time.

"**Issuer Available Principal Receipts**" means, in relation to the First Issuer, the First Issuer Available Principal Receipts and in relation to any New Issuer has the meaning specified under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Available Revenue Receipts**" means, in relation to the First Issuer, the First Issuer Available Revenue Receipts and in relation to any New Issuer has the meaning specified under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Bank Account Agreement**" means, in relation to the First Issuer, the First Issuer Bank Account Agreement and in relation to any New Issuer the bank account agreement defined as such under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Bank Accounts**" means, in relation to the First Issuer, the First Issuer Bank Accounts and, in relation to any New Issuer, the bank accounts identified for such New Issuer under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Cash Management Agreement**" means, in relation to the First Issuer, the First Issuer Cash Management Agreement and, in relation to any New Issuer, the cash management agreement defined as such under the relevant Issuer Transaction Documents and as defined in that Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Cash Manager**" means, in relation to the First Issuer, the First Issuer Cash Manager and in relation to any New Issuer, the person identified as managing all cash transactions and maintaining certain ledgers on behalf of such Issuer pursuant to the relevant Issuer Cash Management Agreement or such other person as may from time to time be appointed as cash manager for such Issuer pursuant to the relevant Issuer Cash Management Agreement;

"**Issuer Deed of Charge**" means in relation to the First Issuer, the First Issuer Deed of Charge and in relation to any New Issuer, the deed of charge entered into such Issuer with the Note Trustee;

"**Issuer Jersey Secured Property**" means:

(a) *in relation to the First Issuer, the First Issuer Jersey Secured Property as defined in the Issuer* Master Definitions Schedule relating to the First Issuer;

(b) in relation to the Second Issuer, the Second Issuer Jersey Secured Property as defined in the Issuer Master Definitions Schedule relating to the Second Issuer; and

(c) in relation to any other Issuer, the Current Issuer Jersey Secured Property as defined in the Issuer Master Definitions Schedule relating to that Issuer;

"**Issuer Junior Notes**" means:

(a) *in relation to the First Issuer, the Series 1 Class C Notes and the Series 2 Class C Notes as* defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to the Second Issuer, the Series 1 Class C Notes, the Series 2 Class C Notes as defined in the Issuer Master Definitions Schedule relating to the Second Issuer, and

(c) in relation to any other Issuer, the Junior Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Liquidity Reserve Fund**" means, in relation to the First Issuer, the First Issuer Liquidity Reserve Fund, in relation to the Second Issuer, the Second Issuer Liquidity Reserve Fund and in relation to any New Issuer, the Current Issuer Liquidity Reserve Fund as defined in the Issuer Master Definitions Schedule which in each case Funding will be required to establish pursuant to and in the circumstances set out in the Intercompany Loan of such New Issuer ;

"**Issuer Liquidity Reserve Ledger**" means, in relation to the First Issuer, the First Issuer Liquidity Reserve Ledger, in relation to the Second Issuer, the Second Issuer Liquidity Reserve Ledger and in relation to any New Issuer, the Current Issuer Liquidity Reserve Ledger as defined in Issuer Master Definitions Schedule in each case maintained by the Cash Manager in the name of Funding to record the balance from time to time of the Issuer Liquidity Reserve Fund, if any;

"**Issuer Liquidity Reserve Required Amount**" means, in relation to the First Issuer, the First Issuer Liquidity Reserve Required Amount, in relation to the Second Issuer, the Second Issuer Liquidity

Reserve Required Amount and in relation to any New Issuer, Current Issuer Liquidity Reserve Required Amount as defined in the Issuer Master Definitions Schedule relating to that New Issuer in each case required to be maintained in the Issuer Liquidity Reserve Fund, if any;

"**Issuer Master Definitions Schedule**" means, in relation to the First Issuer, the First Issuer Master Definitions Schedule and in relation to any New Issuer the relevant master definitions schedule relating to that New Issuer;

"**Issuer Mezzanine Notes**" means:

(a) in relation to the First Issuer, the Series 1 Class B Notes and the Series 2 Class B Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to the Second Issuer, the Series 1 Class B Notes, the Series 2 Class B Notes as defined in the Issuer Master Definitions Schedule relating to the Second Issuer, and

(c) in relation to any New Issuer, the Mezzanine Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Post-Enforcement Priority of Payments**" means, in relation to the First Issuer, the First Issuer Post-Enforcement Priority of Payments and in relation to any New Issuer, the order of priority of payments in which Issuer Available Revenue Receipts, Issuer Available Principal Receipts and all other monies and proceeds received or recovered by or on behalf of such Issuer or the Note Trustee or any Receiver will be applied following enforcement of the Issuer Security and as scheduled to the Issuer Deed of Charge (as the same may be amended or varied from time to time in accordance with the Issuer Transaction Documents) and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Post-Liquidity Payments**" means, in the case of the First Issuer, the payments set out in items (H) through (J) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in items (H) through (J) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date) and in the case of any New Issuer, means the Current Issuer Post-Liquidity Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Post-Reserve Payments**" means, in the case of the First Issuer, the payments set out in item (K) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in item (K) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date), and in the case of any New Issuer, means the Current Issuer Post-Reserve Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Post Start-Up Payments**" means, in the case of the First Issuer, the payments set out in items (L) and (M) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in items (L) and (O) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date) and in the case of any New Issuer, means the Current Issuer Post Start-Up Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Enforcement Principal Priority of Payments**" means, in relation to the First Issuer, the First Issuer Pre-Enforcement Principal Priority of Payments and in relation to any New Issuer, the order of priority in which Issuer Available Principal Receipts of such Issuer will be applied prior to the enforcement of the Issuer Security granted by such Issuer as scheduled to the relevant Issuer Cash Management Agreement and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Enforcement Priority of Payments**" means, in relation to the First Issuer, the First Issuer Pre-Enforcement Priority of Payments and, in relation to any New Issuer, as applicable, any of the Issuer Pre-Enforcement Revenue Priority of Payments or the Issuer Pre-Enforcement Principal Priority of Payments;

"**Issuer Pre-Enforcement Revenue Priority of Payments**" means, in relation to the First Issuer, the First Issuer Pre-Enforcement Revenue Priority of Payments and in relation to any New Issuer, the order of priority in which Issuer Available Revenue Receipts of such Issuer will be applied prior to the enforcement of the Issuer Security granted by such Issuer as scheduled to the relevant Issuer Cash Management Agreement and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Liquidity Payments**" means, in the case of the First Issuer, the payments set out in items (A) through (G) under the First Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other First Issuer Priority of Payments as may apply on that Payment Date), in the case of the Second Issuer, the payments set out in items (A) through (G) under the Second Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Second Issuer Priority of Payments as may apply on that Payment Date) and, in the case of any New Issuer, means the Current Issuer Pre-Liquidity Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Pre-Reserve Payments**" means, in relation to any Issuer (with the exception of the First Issuer), the Current Issuer Pre-Reserve Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Principal Deficiency Ledger**" means, in relation to the First Issuer, the First Issuer Principal Deficiency Ledger and in relation to any New Issuer, the ledger maintained by the Issuer Cash Manager in the name of such Issuer which will be established on the relevant Closing Date and will be sub-divided into sub ledgers corresponding to the classes of Notes issued by such Issuer in order to record Losses allocated to the Intercompany Loan of such Issuer which are to be allocated to such Notes, the application of Issuer Available Principal Receipts of such Issuer in paying interest on the Notes issued by such Issuer and certain amounts ranking in priority thereto in accordance with the Issuer Pre-Enforcement Revenue Priority of Payments of such Issuer and the application by Funding of Issuer Allocable Principal Receipts of the such Issuer to fund or replenish the Issuer Liquidity Reserve Fund (if any) of such Issuer;

"**Issuer Principal Deficiency Sub Ledger**" means, in relation to the First Issuer, any First Issuer Principal Deficiency Sub Ledger and in relation to any New Issuer, any of the sub ledgers of the

Issuer Principal Deficiency Ledger of such Issuer relating to any class of Notes issued by such Issuer;

"**Issuer Principal Payments**" means, in relation to the First Issuer, the payments set forth in items (A) through (E) under the First Issuer Pre-Enforcement Principal Priority of Payments (or the relevant payments set forth in the equivalent items in such other First Issuer Priority of Payments as may apply on that Payment Date), in relation to the Second Issuer, the payments set forth in items (A) through (E) under the Second Issuer Pre-Enforcement Principal Priority of Payments (or the relevant payments set forth in the equivalent items in such other Second Issuer Priority of Payments as may apply on that Payment Date) and in relation to any New Issuer, the Current Issuer Principal Payments as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Issuer Principal Receipts**" means, in relation to the First Issuer, the First Issuer Principal Receipts and in relation to any New Issuer, the principal amounts repaid by Funding in respect of the Intercompany Loan of such Issuer;

"**Issuer Priority of Payments**" means, in relation to the First Issuer, the First Issuer Priority of Payments and in relation to any New Issuer, as applicable, any of the relevant Issuer Pre-Enforcement Revenue Priority of Payments, the Issuer Pre-Enforcement Principal Priority of Payments or the Issuer Post-Enforcement Priority of Payments;

"**Issuer Reserve Fund**" means, in relation to the First Issuer, the First Issuer Reserve Fund, in relation to the Second Issuer, the Second Issuer Reserve Fund and in relation to any New Issuer, the Current Issuer Reserve Fund as defined in the Issuer Master Definitions Schedule relating to that Issuer, in each case established in the name of Funding in respect of such Issuer as required under the terms of the relevant Intercompany Loan of such Issuer on the relevant Closing Date in an amount equal to the Issuer Reserve Required Amount;

"**Issuer Reserve Fund Ledger**" means, in relation to the First Issuer, the First Issuer Reserve Fund Ledger, in relation to the Second Issuer, the Second Issuer Reserve Fund Ledger and in relation to any New Issuer, the Current Issuer Reserve Ledger as defined in the Issuer Master Definitions Schedule relating to that Issuer, in each case maintained by the Cash Manager in the name of Funding to record the amount credited to the Issuer Reserve Fund held by Funding in respect of such Issuer on the relevant Closing Date, and subsequent withdrawals and deposits in respect of the Issuer Reserve Fund;

"**Issuer Reserve Required Amount**" means, in relation to the First Issuer, the First Issuer Reserve Required Amount, in relation to the Second Issuer, the Second Issuer Reserve Required Amount and in relation to any New Issuer, the Current Issuer Reserve Required Amount as defined in the Issuer Master Definitions Schedule relating to that Issuer in each case required to be maintained in the Issuer Reserve Fund of such Issuer;

"**Issuer Reserve Requirement**" means a requirement that will be satisfied in respect of any Issuer if, after taking account of the application of any Funding Available Revenue Receipts to the credit of the Issuer Reserve Fund Ledgers, the amount of funds in the Issuer Reserve Fund of such Issuer is equal to the relevant Issuer Reserve Required Amount;

"**Issuer Secured Creditors**" means, in relation to the First Issuer, the First Issuer Secured Creditors and in relation to any Issuer, the persons identified as such under the relevant Issuer Deed of Charge or the Issuer Master Definitions Schedule for such Issuer;

"**Issuer Security**" means in relation to the First Issuer, the First Issuer Security and in relation to any

New Issuer, the security created by such Issuer pursuant to the relevant Issuer Deed of Charge in favour of the Note Trustee for the benefit of the Issuer Secured Creditors;

"**Issuer Senior Notes**" means:

(a) in relation to the First Issuer, the Series 1 Class A Notes and the Series 2 Class A Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to the Second Issuer, the Series 1 Class A Notes, the Series 2 Class A Notes as defined in the Issuer Master Definitions Schedule relating to the Second Issuer, and

(c) in relation to any other Issuer, the Senior Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Special Notes**" means:

(a) in relation to the Second Issuer, the Series 2 Class D Notes as defined in the Issuer Master Definitions Schedule relating to the First Issuer,

(b) in relation to any other Issuer (other than the First Issuer), the Special Notes as defined in the relevant Issuer Master Definitions Schedule;

"**Issuer Start-up Loan Agreement**" means, in relation to any Issuer, the agreement entered into on or about the Closing Date in relation to that Issuer between Funding, the relevant Start-up Loan Provider and the Security Trustee relating to the provision of the Issuer Start-up Loan to Funding as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement start-up loan agreement entered into by such parties in accordance with the Transaction Documents;

"**Issuer Start-up Loan Provider**" means Northern Rock, in its capacity as provider of an Issuer Start-up Loan and/or such other person or persons for the time being the lender under the relevant Issuer Start-up Loan Agreement;

"**Issuer Transaction Accounts**" means, in relation to the First Issuer, the First Issuer Transaction Accounts and in relation to any New Issuer, the accounts identified as such for such New Issuer in the Issuer Transaction Documents and as defined in the Issuer Master Definitions Schedule relating to that Issuer;

"**Issuer Transaction Documents**" in relation to any Issuer, has the meaning given to it in the relevant Issuer Master Definitions Schedule;

"**Jersey Account Bank**" means Lloyds TSB Bank plc, Jersey International Branch;

"**Jersey Secured Property**" means, as the context requires, the Issuer Jersey Secured Property or the Funding Jersey Secured Property;

"**Jersey Security Law**" has the meaning given to it in Clause 3.1 (*Trust Property*) of the Funding Deed of Charge;

"**Lending Criteria**" means the lending criteria of the Seller which may be amended from time to time (forming part of the Seller's Policy) which as at the Initial Closing Date is set out in Schedule 11 (*Lending Criteria*) to the Mortgage Sale Agreement and/or such other criteria as would be acceptable to a reasonable, prudent mortgage lender;

"**LIBOR**" means, unless stated otherwise, the London inter-bank offered rate for deposits in the relevant currency, as determined by the relevant Agent Bank in respect of the related Notes as specified in the Conditions or otherwise on the following basis:

(1) on the applicable Interest Determination Date the Agent Bank will determine the offered quotation to leading banks for deposits in the relevant currency for a period equal to the relevant period, to be determined by reference to the display as quoted on the Dow-Jones/Telerate Page No. 3750. If the Telerate Page No. 3750 stops providing these quotations, the replacement page for the purposes of displaying this information will be used. If the replacement page stops displaying the information, another service as determined by the relevant Issuer with the approval of the Note Trustee will be used. In each of these cases, such determination will be made as at or about 11.00 a.m. (London time) on such date;

(2) if, on any such Interest Determination Date, the screen rate is unavailable, the Agent Bank will:

    (a) request the principal London office of each of the Reference Banks to provide the Agent Bank with its offered quotation to leading banks for deposits in the relevant currency of the equivalent amount, and for a time equal to the relevant period, in the London inter-bank market as at or about 11.00 a.m. (London time) on such date; and

    (b) calculate the arithmetic mean, rounded upwards to five decimal places, of those quotations;

(3) if on any such Interest Determination Date, the screen rate is unavailable and only two or three of the Reference Banks provide offered quotations, the relevant rate for the relevant period will be the arithmetic mean of the quotations as calculated in (2); and

(4) if fewer than two Reference Banks provide quotations, the Agent Bank will consult with the Note Trustee and the relevant Issuer for the purpose of agreeing a total of two banks to provide such quotations and the relevant rate for the relevant period will be the arithmetic mean of the quotations as calculated in (2). If no such banks agree then the relevant rate for the relevant period will be the rate in effect for the last preceding such period for which (1) or (2) was applicable;

"**Life Policy**" means each life insurance and/or assurance policy which serves as collateral security for the repayment of a Mortgage Loan;

"**Lloyds TSB**" means Lloyds TSB Bank plc;

"**Lloyds TSB Collection Account**" means the account in the name of Northern Rock as Administrator (sort code 30/00/02, account number 0893639) held with Lloyds TSB Bank plc and maintained subject to the terms of the Collection Bank Agreement or such additional or replacement account as may for the time being be in place;

"**Loan Repurchase Notice**" means the notice served upon the Seller by the Mortgages Trustee or upon the Mortgages Trustee by the Seller requiring the repurchase by or re-transfer to the Seller of specified Mortgage Loans and their Related Security, as set forth in Schedule 7 to the Mortgage Sale Agreement;

"**London Business Day**" means a day (other than a Saturday or Sunday or public holiday) on which banks are generally open for business in London;

"**London Stock Exchange**" means at any time the London Stock Exchange plc or any other Person which at that time administers and manages the primary market in the United Kingdom upon which the Notes are formally admitted for public trading;

"**Losses**" means the realised losses experienced on the Mortgage Loans which are in the Mortgages Portfolio;

"**Losses Ledger**" means the ledger of such name created and maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record the Losses on the Mortgage Portfolio;

"**LTV ratio**" or "**loan-to-value ratio**" means , in respect of any Mortgage Loan assigned to the Mortgages Trust, the ratio of the outstanding balance of such Mortgage Loan to the value of the Mortgaged Property securing such Mortgage Loan; and in respect of the Seller's decision as to whether to make a mortgage loan to a prospective borrower and for purposes of determining whether a MIG Policy is necessary in connection with a mortgage loan, the ratio of the outstanding balance of such mortgage loan to the lower of the purchase price or valuation of the mortgages property securing such mortgage loan as determined by the relevant valuation by the Seller;

"**LTV tests**" mean two tests which assign a credit enhancement value (i) to each Mortgage Loan in the Mortgage Portfolio based on its current LTV ratio and the amount of mortgage indemnity cover on that Mortgage Loan, and (ii) calculated to include any related unsecured portion of a Mortgage Loan in respect of the Together product based on its current LTV ratio and the amount of mortgage indemnity cover on that mortgage loan. The weighted average credit enhancement value of the Mortgage Portfolio is then determined;

"**Mandates**" means the resolutions, instructions and signature authorities relating to any of the Barclays Collection Account, the Lloyds TSB Collection Account, the Mortgages Trustee Bank Accounts, the Funding Bank Accounts and the Issuer Transaction Accounts in the respective forms agreed between the relevant parties from time to time in accordance with the Collection Bank Agreement, the Bank Account Agreement, the relevant Funding (Issuer) Bank Account Agreement and the relevant Issuer Bank Account Agreement, as applicable;

"**Master Definitions Schedule**" means this Master Definitions Schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on or about the Initial Closing Date, as the same may be amended, varied or supplemented from time to time, which is a schedule of the definitions used in the Transaction Documents;

"**MIG Policies**" means the MIG insurance policy identified in paragraph 1 of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute MIG insurance policy which relates to the Mortgage Loans in the Mortgages Portfolio from time to time;

"**Minimum Seller Share**" means an amount included in the Initial Seller Share which is calculated in accordance with Clause 9.2 (*Fluctuation of Minimum Seller Share on each Distribution Date*) of the Mortgages Trust Deed and which, as at the Initial Closing Date is £50,000,000. The Minimum Seller Share may be recalculated in accordance with the Mortgages Trust Deed;

"**Monthly Payment**" means, in respect of a Mortgage Loan, the amount which the applicable Mortgage Conditions require a Borrower to pay on a Monthly Payment Date in respect of such

Mortgage Loan;

"**Monthly Payment Date**" means, in respect of a Mortgage Loan, the date in each month on which the relevant Borrower is required to make a payment of interest and, if applicable, principal, in respect of such Mortgage Loan, as required by the applicable Mortgage Conditions;

"**Moody's**" means Moody's Investors Services Inc. and includes any successor to its rating business;

"**Mortgage**" means, in relation to a Mortgage Loan, the charge by way of legal mortgage which secures the repayment of such Mortgage Loan;

"**Mortgage Account**" means as the context requires (i) all Mortgage Loans secured on the same Mortgaged Property and thereby forming a single mortgage account or (ii) an account maintained by the Administrator in respect of a particular Mortgage Loan to record all amounts due in respect of that Mortgage Loan (whether by way of principal, interest or otherwise) and all amounts received in respect thereof;

"**Mortgage Conditions**" means, in relation to a Mortgage Loan, the terms and conditions applicable to that Mortgage Loan and its Related Security as set out in the relevant Seller's "Mortgage Conditions" booklet and the Seller's relevant general conditions from time to time as varied by the relevant Mortgage Loan Agreement and the relevant Mortgage Deed, and any variation or supplement thereto;

"**Mortgage Deed**" means, in relation to each Mortgage, the deed creating such Mortgage including, unless the context otherwise requires, the Mortgage Conditions applicable thereto;

"**Mortgage Loan**" means unless specified otherwise any mortgage loan and any Permitted Replacement Mortgage Loan which is assigned by the Seller to the Mortgages Trustee from time to time pursuant to the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that Mortgage Loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding or, as the context may require, the Borrower's obligations in respect of the same;

"**Mortgage Loan Agreement**" means, in relation to any Mortgage Loan, the agreement, facility letter or accepted offer of advance pursuant to which the monies secured by the relevant Mortgage were advanced to the Borrower (as varied from time to time in accordance with the applicable Mortgage Conditions and including any modifying agreement within the meaning of Section 82 of the Consumer Credit Act 1974 insofar as it relates to that Mortgage Loan);

"**Mortgage Loan Files**" means, in relation to each Mortgage Loan, the file or files (including files kept in microfiche format or similar electronic data retrieval system) containing correspondence between the Borrower and the Seller and including the Standard Mortgage Documentation applicable to that Mortgage Loan, each letter of offer in respect of such Mortgage Loan and other relevant documents;

"**Mortgage Portfolio**" means, on any particular date, the combined Initial Mortgage Portfolio and any New Mortgage Portfolio which has been assigned to the Mortgages Trustee on such date pursuant to the Mortgage Sale Agreement, taking account of, among other things, the addition and/or removal of any Mortgage Loans to or from that portfolio from the relevant Closing Date but excluding any Mortgage Loan and its Related Security which has been redeemed in full or repurchased by the Seller pursuant to Clause 8 (*Warranties and Repurchase by the Seller*) of the Mortgage Sale Agreement;

"**Mortgage Rate**" means the rate at which interest accrues on a Mortgage Loan from time to time;

"**Mortgage Sale Agreement**" means the mortgage sale agreement entered into on or about the Initial Closing Date among the Seller, the Mortgages Trustee, Funding and the Security Trustee in relation to the assignment from time to time of the Mortgage Portfolio to the Mortgages Trustee as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement mortgage sale agreement entered into by such parties from time to time in accordance with the Transaction Documents;

"**Mortgage Terms** " means, in relation to a Mortgage Loan and the relevant Mortgage, the applicable Mortgage Conditions;

"**Mortgaged Property**" means, in relation to any Mortgage Loan, the freehold or leasehold property in England and Wales and all rights and security attached or appurtenant or related thereto and all buildings and fixtures thereon which are subject to the Mortgage securing repayment of such Mortgage Loan;

"**Mortgagee**" means, in relation to any Mortgage Loan, the person for the time being entitled to exercise the rights of the mortgagee under the relevant Mortgage securing repayment of such Mortgage Loan;

"**Mortgages Trust**" means the bare trust of the Trust Property as to both capital and income, held by the Mortgages Trustee on trust absolutely for Funding (as to the Funding Share) and the Seller (as to the Seller Share) pursuant to the Mortgages Trust Deed so that each Beneficiary has an undivided beneficial interest therein;

"**Mortgages Trust Deed**" means the mortgages trust deed entered into among the Mortgages Trustee, Funding and the Seller on 26 March 2001 as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement mortgage trust deed entered into by such parties from time to time in accordance with the Transaction Documents;

"**Mortgages Trustee**" means Granite Finance Trustees Limited, a company incorporated with limited liability under the laws of Jersey, registered number 79309;

"**Mortgages Trustee Available Revenue Receipts**" means on any Distribution Date an amount equal to the aggregate of:

(a) Revenue Receipts received by the Mortgages Trustee in the immediately preceding Trust Calculation Period,

(b) interest payable to the Mortgages Trustee on the Mortgages Trustee Bank Accounts, which will be received on or prior to the relevant Distribution Date, and

(c) any Contribution paid by the Seller to the Mortgages Trustee to fund any Non-Cash Re-Draw in respect of any Flexible Mortgage Loan in the immediately preceding Trust Calculation Period,

less

(d) Third Party Amounts (including without limitation all Early Repayment Charges the benefit of which has been re-assigned to the Seller pursuant to the Mortgage Sale Agreement which shall be paid by the Mortgages Trustee to the Seller following receipt and identification of the same),

PROVIDED THAT Revenue Receipts in paragraph (a) above shall for this purpose include such amount of any Overpayment made by a Borrower in respect of a Non-Flexible Mortgage Loan and standing to the credit of the Overpayments Ledger as is applied on such date in reduction of any Underpayment of Interest made by such Borrower in respect of such Mortgage Loan in the immediately preceding Trust Calculation Period (provided that such Underpayment of Interest is made prior to 31 December in the year in which such Overpayment is received from the Borrower) in accordance with Clause 13.1 (*Non-Flexible Mortgage Loans*) of the Mortgages Trust Deed;

"**Mortgages Trustee Bank Accounts**" means the Mortgages Trustee Transaction Account and the Mortgages Trustee GIC Account;

"**Mortgages Trustee Collection Accounts Amounts**" means all amounts from time to time standing to the credit of the Collection Accounts to the extent that such amounts represent payments into the Collection Accounts of sums derived or resulting from the Mortgage Loans and their Related Security sold to the Mortgages Trustee pursuant to the Mortgage Sale Agreement;

"**Mortgages Trustee Distribution of Principal Receipts**" means the order in which the Cash Manager will apply the Mortgages Trustee Principal Receipts on each Distribution Date, as set forth in Clause 11 (*Distribution of Principal Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee Distribution of Revenue Receipts**" means the order in which the Cash Manager will apply the Mortgages Trustee Available Revenue Receipts on each Distribution Date, as set forth in Clause 10 (*Distribution of Revenue Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee GIC Account Mandate**" means the resolutions, instructions and signature authorities relating to the Mortgages Trustee GIC Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**Mortgages Trustee GIC Account**" means the account in the name of the Mortgages Trustee (sort code 30/16/63, account number 27034016) held at the Account Bank and maintained subject to the terms of Mortgages Trustee Guaranteed Investment Contract and the Bank Account Agreement or such additional or replacement bank account of the Mortgages Trustee as may for the time being be in place with the prior consent of the Security Trustee which is subject to a Guaranteed Investment Contract;

"**Mortgages Trustee GIC Provider**" means Lloyds TSB Bank plc, Jersey International Branch, 4 Bond Street, St. Helier, Jersey JE4 8ZE, Channel Islands or such other person or persons as are for the time being the GIC provider to Funding under the Funding Guaranteed Investment Contract and any Funding (Issuer) Guaranteed Investment Contract;

"**Mortgages Trustee Guaranteed Investment Contract**" means the guaranteed investment contract dated on or about the Initial Closing Date between the Mortgages Trustee, the Mortgages Trustee GIC Provider, the Security Trustee and the Cash Manager under which the Mortgages Trustee GIC Provider agrees to pay the Mortgages Trustee a guaranteed rate of interest on the balance of the Mortgages Trustee GIC Account from time to time as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement guaranteed investment contract entered into by such parties from time to time in accordance with the Transaction Documents;;

"**Mortgages Trustee Ledgers**" means all of the ledgers as are required to be maintained pursuant to

Clause 15 (*Ledgers*) of the Mortgages Trust Deed;

"**Mortgages Trustee Principal Priority of Payments**" means the order in which the Cash Manager will apply the Mortgages Trustee Principal Receipts on each Distribution Date, as set forth in Clause 11 (*Distribution of Principal Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee Principal Receipts**" means, on any Distribution Date, the Principal Receipts received by the Mortgages Trustee in the immediately preceding Trust Calculation Period which may be distributed, subject to Clause 13 (*Overpayments*) of the Mortgages Trust Deed, in accordance with Clause 11 of the Mortgages Trust Deed;

"**Mortgages Trustee Priority of Payments**" means, as applicable, the Mortgages Trustee Revenue Priority of Payments or the Mortgages Trustee Principal Priority of Payments;

"**Mortgages Trustee Revenue Priority of Payments**" means the order in which the Cash Manager will apply the Mortgages Trustee Available Revenue Receipts on each Distribution Date, as set forth in Clause 10 (*Distribution of Revenue Receipts*) of the Mortgages Trust Deed;

"**Mortgages Trustee Transaction Account**" means the account in the name of the Mortgages Trustee (sort code 30/16/63, account number 27033010) held at the Account Bank and maintained subject to the terms of the Bank Account Agreement, or such additional or replacement bank account of the Mortgages Trustee as may for the time being be in place;

"**Mortgages Trustee Transaction Account Mandate**" means the resolutions, instructions and signature authorities relating to the Mortgages Trustee Transaction Account substantially in the form set out in Schedule 1 to the Bank Account Agreement;

"**New Closing Date**" means the date of any issue of New Notes by a New Issuer;

"**New Funding Secured Creditor**" means any person identified as such in any Deed of Accession executed pursuant to the Funding Deed of Charge by such person and the other parties thereto;

"**New Intercompany Loan**" means a loan of the net proceeds of any issue of New Notes, such loan being advanced to Funding by a New Issuer pursuant to the terms of a New Intercompany Loan Agreement;

"**New Intercompany Loan Agreement**" means a new intercompany loan agreement entered into between Funding and a New Issuer in relation to a New Intercompany Loan;

"**New Issuer**" means a new wholly-owned subsidiary of Funding, which is established to issue New Notes and to make a New Intercompany Loan to Funding;

"**New Mortgage Loans**" means Mortgage Loans, other than the Initial Mortgage Loans, which the Seller may assign, from time to time, to the Mortgages Trustee after the Initial Closing Date pursuant to the Mortgage Sale Agreement;

"**New Mortgage Portfolio**" means any portfolio of Mortgage Loans and their Related Security which are assigned to the Mortgages Trustee on or about the Closing Date in relation to the relevant Issuer, particulars of which are set out in the Schedule to each New Mortgage Portfolio Notice delivered pursuant to the Mortgage Sale Agreement but excluding any such Mortgage Loan and its Related Security which has been redeemed in full on or before the relevant Assignment Date, and (subject where applicable to the subsisting rights of redemption of the Borrowers) all right, title, interest and benefit of the Seller in and to:

(a) all sums of principal, interest (including, for the avoidance of doubt, all Accrued Interest, Arrears of Interest and Capitalised Arrears) and any other sum due or to become due under or in respect of such Mortgage Loans and their Related Security on or after such Closing Date and all sums of interest and other sums payable (but not paid before such Closing Date) in respect of any period before such Closing Date and including, without limitation, the right to demand, sue for, recover and give receipts for all such principal, interest or other amounts, the right to sue on all covenants and undertakings made or expressed to be made in favour of the Seller under the applicable Mortgage and all sums due or to become due in respect of any Early Repayment Charge;

(b) the benefit of all securities for such principal, interest and other sums payable (including without limitation any interest of the Seller in any Life Policy), the benefit of all Deeds of Consent and Deeds of Postponement, any Guarantee in respect of such Mortgage Loan or any other collateral security for the repayment of the relevant Mortgage Loans secured by the Mortgages;

(c) the right to exercise all the powers of the Seller in relation thereto subject to and in accordance with the relevant Mortgage Conditions;

(d) all the estate and interest in the Mortgaged Properties in relation thereto vested in the Seller;

(e) to the extent they are assignable, each Certificate of Title and Valuation Report and any right of action of the Seller against any solicitor, valuer or other person in connection with any report, valuation, opinion, certificate or other statement of fact or opinion given in connection with any Mortgage Loan and its Related Security in that portfolio of Mortgage Loans, or any part thereof or affecting the decision of the Seller to make or offer to make the relevant Mortgage Loan or part thereof;

(f) the Buildings Policies and Insurance Contracts, in each case so far as they relate to such Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive the proceeds of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

(g) the MIG Policies, so far as they relate to such Mortgage Loans comprised in that portfolio of Mortgage Loans and their Related Security, including the right to receive of all claims made or to be made by or on behalf of the Seller or to which the Seller is or may become entitled;

"**New Notes**" means the notes issued and/or to be issued by the New Issuers to investors;

"**New Start-Up Loan**" means a start-up loan made by a New Start-Up Loan Provider to Funding under a New Start-Up Loan Agreement;

"**New Start-Up Loan Agreement**" means any new start-up loan agreement entered into from time to time between Funding and a New Start-Up Loan Provider pursuant to which a New Start-Up Loan is advanced to Funding;

"**New Start-Up Loan Provider**" means the lender under any New Start-Up Loan Agreement;

"**New Trust Property**" means, as the context requires, each New Mortgage Portfolio from time to time assigned by the Seller to the Mortgages Trustee or as of any Closing Date the New Mortgage Portfolio assigned to the Mortgages Trustee on such date or as of any Distribution Date, any and all New Mortgage Portfolios assigned by the Seller to the Mortgages Trustee during the immediately preceding Trust Calculation Period;

"**New York Business Day**" means a day (other than a Saturday or a Sunday or public holiday) on which banks are generally open in the city of New York;

"**Non-Asset Trigger Event**" means the occurrence of any of the following events:

(a) an Insolvency Event occurs in relation to the Seller;

(b) the role of the Seller as Administrator under the Administration Agreement is terminated and a new Administrator is not appointed within 60 days; or

(c) the Current Seller Share is equal to or less than the Minimum Seller Share;

"**Non-Cash Re-Draw**" means an Authorised Underpayment or a Payment Holiday under a Flexible Mortgage Loan included in the Mortgages Trust, which will result in the Seller being required to pay to the Mortgages Trustee an amount equal to the Unpaid Interest associated with that Authorised Underpayment or Payment Holiday;

"**Non-Cash Re-Draws Sub Ledger**" means the sub-ledger of the Re-Draws Ledger, which will be established by the Cash Manager on the Initial Closing Date in order to record any Non-Cash Re-Draws made with respect to Flexible Mortgage Loans;

"**Non-Flexible Mortgage Loan**" means a Mortgage Loan other than a Flexible Mortgage Loan;

"**Non-Flexible Overpayments Sub Ledger**" means the sub-ledger of the Overpayments Ledger corresponding to Non-Flexible Mortgage Loans, which will be established by the Cash Manager on the Initial Closing Date in order to record any Overpayments made with respect to Non-Flexible Mortgage Loans;

"**Non-Flexible Underpayments Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record any Underpayments made with respect to Non-Flexible Mortgage Loans in the Mortgages Trust from time to time;

"**Northern Rock Collection Accounts Amounts**" means all amounts from time to time standing to the credit of the Collection Accounts to the extent that such amounts represent payments into the Collection Accounts of sums derived or resulting from mortgage loans originated by Northern Rock which have not been sold to the Mortgages Trustee pursuant to the Mortgage Sale Agreement;

"**Northern Rock**" means Northern Rock plc (registered number 3273685), a public limited company incorporated under the laws of England and Wales, whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL;

"**Note Determination Date**" means, in relation to the First Issuer, the First Issuer Note Determination Date and in relation to any New Notes, the Distribution Date immediately preceding the Payment Date;

"**Note Enforcement Notice**" means, in relation to the First Issuer, the First Issuer Note Enforcement Notice and in relation to any New Issuer, a notice issued by the Note Trustee to such Issuer and the Security Trustee declaring the Notes issued by such Issuer or any class of such Notes to be due and repayable pursuant to Conditions of such New Notes;

"**Note Event of Default**" means, in relation to the First Issuer, a First Issuer Note Event of Default and in relation to any New Issuer, the occurrence of an event of default by the relevant Issuer as specified in the relevant Conditions of the Notes issued by such New Issuer;

"**Noteholders**" means, in relation to the First Issuer Notes, the Class A Noteholders, the Class B Noteholders and the Class C Noteholders or any of them and, in relation to any New Notes, the holders for the time being of such New Notes;

"**Note Principal Payment**" means the principal amount redeemable from time to time on each Note in accordance with the Conditions;

"**Notes**" means in relation to the First Issuer, the First Issuer Notes and, in relation to any New Issuer, the New Notes issued by such New Issuer;

"**Note Trustee**" means The Bank of New York, or such person or persons for the time being acting as note trustee or trustees under the Trust Deeds relating to the Notes;

"**Offer Conditions**" means the terms and conditions applicable to a specified Mortgage Loan as set out in the relevant offer letter to the Borrower;

"**Official List**" means the Official List maintained by the UK Listing Authority;

"**Operating Agreements**" means the Administration Agreement, the Mortgage Sale Agreement, the Seller's Power of Attorney and the Mortgages Trust Deed;

"**Option Exercise Date**" means the date on which the Post-Enforcement Call Option Holder exercises its option to acquire all of the Notes outstanding as at such date, together with accrued interest thereon;

"**Outstanding Principal Balance**" means:

(a) in relation to any Note and as of any date, means the unpaid principal balance of that Note at such date; and

(b) in relation to any Intercompany Loan and as of any date, means the unpaid principal balance of that Intercompany Loan at such date;

"**Overpayment**" means in respect of any Mortgage Loan, any additional amounts of Principal Receipts received in a month above the regular, scheduled Monthly Payment, paid by the relevant Borrower which (a) is permitted by the terms of such Mortgage Loan or by agreement with the Borrower and (b) reduces the Current Balance of such Mortgage Loan;

"**Overpayments Ledger**" means the ledger of such name maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record Overpayments on Mortgage Loans in the Mortgages Trust from time to time which ledger will be sub-divided into two sub ledgers: (i) the Non-Flexible Overpayments Sub Ledger corresponding to Overpayments made on Non-Flexible Mortgage Loans, and (ii) the Flexible Overpayments Sub Ledger corresponding to Overpayments made on Flexible Mortgage Loans;

"**Paying Agent and Agent Bank Agreement**" means, in relation to the First Issuer, the First Issuer Paying Agent and Agent Bank Agreement and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Transaction Documents;

"**Paying Agents**" means in relation to the First Issuer, the Principal Paying Agent and the US Paying Agent initially appointed as paying agents pursuant to the First Issuer Paying and Agent Bank Agreement and, in relation to any New Issuer, the Principal Paying Agent and US Paying Agent appointed pursuant to the Paying Agent and Agent Bank Agreement relating to that New Issuer or, if applicable, any successor paying agents;

"**Payment Date**" means, in relation to the First Issuer, the twentieth day of July, October, January and April in each year or, if such day is not a Business Day, the next succeeding Business Day, beginning in July 2001, and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Master Definitions Schedule;

"**Payment Holiday**" means, in respect of any Flexible Mortgage Loan, a period of one or more Monthly Payment Dates when the relevant Borrower under such Mortgage Loan is permitted by the Seller in accordance with the relevant Mortgage Conditions not to make its regular Monthly Payment;

"**Perfection**" means the perfection of the assignment of the Mortgage Portfolio pursuant to and in accordance with Clause 6 (*Perfection of the Assignment*) of the Mortgage Sale Agreement;

"**Perfection Date**" means the date of any Perfection;

"**Perfection Event**" means any of the events specified in Clause 6.1 (*Perfection Events*) of the Mortgage Sale Agreement;

"**Permitted Product Switch**" means any variation in the financial terms and conditions of a Mortgage Loan in which a Borrower exchanges its then-current Mortgage Loan product for a different mortgage loan product offered by the Seller or (in limited circumstances) the Administrator from time to time, provided that such new mortgage loan for which the prior Mortgage Loan is to be exchanged is a Permitted Replacement Mortgage Loan, and further provided that no such product switch shall be permitted unless at the date of such product switch each of the conditions set out in Clause 4.2 (*Conditions to Effecting an Assignment of New Mortgage Loans*) of the Mortgage Sale Agreement is satisfied (save to the extent that conditions (a), (c), (k), (n) and (o) of such Clause must only be satisfied on the most recent Assignment Date for the assignment of New Mortgage Loans to the Mortgages Trust);

"**Permitted Replacement Mortgage Loan**" means a mortgage loan (i) that is subject to a variable rate of interest, (ii) that has a Maturity Date prior to January 2039, and (iii) upon which the related Borrower has made at least one Monthly Payment;

"**Person**" means a reference to any person, individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organisation, governmental entity or other entity of similar nature (whether or not having separate legal personality);

"**Post-Enforcement Call Option Agreement**" means the post-enforcement call option agreement entered into on or about a Closing Date between the relevant Issuer, the relevant Post-Enforcement Call Option Holder, the Note Trustee and the Note Depository;

"**Post-Enforcement Call Option Holder**" means, in respect to the First Issuer, GPCH Limited, a company incorporated with limited liability under the laws of England and Wales, registered number 4128437, or such other person or persons for the time being acting as post-enforcement call option holder under the relevant Post-Enforcement Call Option Agreement, and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Master Definitions Schedule;

"**Potential Intercompany Loan Event of Default**" means the occurrence of any event which with the giving of notice, any relevant certificate, the lapse of time or fulfilment of any other condition (or any combination of the foregoing) would become an Intercompany Loan Event of Default;

"**Potential Note Event of Default**" means any condition, event or act which with the lapse of time and/or the giving of any notice and/or determination of materiality and/or fulfilment of any similar condition would constitute a Note Event of Default;

"**Previous Intercompany Loan**" means a loan made by any Previous Issuer to Funding on the Closing Date relating to such Previous Issuer under the relevant Previous Intercompany Loan Agreement;

"**Previous Intercompany Loan Agreement**" means an intercompany loan agreement entered into on the relevant Closing Date between, among others, Funding and a Previous Issuer;

"**Previous Issuer**" means a wholly-owned subsidiary of Funding, which was established to issue Previous Issuer Notes and to make a Previous Issuer Intercompany Loan to Funding;

"**Previous Issuer Notes**" means the notes issued by any Previous Issuer;

"**Previous Start-up Loan**" means the start-up loan that any Previous Start-up Loan Provider made available to Funding on the Closing Date relating to such Previous Issuer pursuant to the relevant Previous Start-up Loan Agreement;

"**Previous Start-up Loan Agreement**" means a start-up loan agreement entered into on the relevant Closing Date as amended from time to time between Funding, the Previous Start-up Loan Provider and the Security Trustee;

"**Previous Start-up Loan Provider**" means Northern Rock in its capacity as start-up loan provider under the relevant Previous Start-up Loan Agreement;

"**Principal Deficiency Ledger**" means, in relation to any Issuer, the ledger of such name maintained by the Issuer Cash Manager pursuant to the Issuer Cash Management Agreement, comprising such sub-ledgers as relate to the classes of Notes of differing ratings issued by such Issuer as contemplated in the relevant Issuer Cash Management Agreement;

"**Principal Distribution**" means, in relation to the Mortgages Trust, any distribution by the Mortgages Trustee to any Beneficiary pursuant to Clause 11 (*Distribution of Principal Receipts*) or Clause 6.3 (*Special Distribution*) of the Mortgages Trust Deed;

"**Principal Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages Trustee pursuant to the Cash Management Agreement to record the Principal Receipts on the Mortgage Loans and distributions of such Principal Receipts to the Seller and Funding on each Distribution Date;

"**Principal Receipts**" means in relation to the Mortgages Trustee any payment in respect of principal received in respect of any Mortgage Loan, whether as all or part of a Monthly Payment in respect of such Mortgage Loan, on redemption (including partial redemption) of such Mortgage Loan, on enforcement or on the disposal of such Mortgage Loan or otherwise (including payments pursuant to any Insurance Policy)(and which may include the amount of any Overpayment in respect of any Non-Flexible Mortgage Loan, but only to the extent permitted by Clause 13.1 (*Non-Flexible Mortgage Loans*) of the Mortgages Trust Deed, and which also may include the amount of any Further Contribution made by Funding from time to time);

"**Proceedings**" means any suit, action or proceedings arising out of or in connection with any of the Transaction Documents;

"**Product Switch**" means a variation to the financial terms and conditions of any Mortgage Loan but excluding:

(a) any variation in the financial terms and conditions of a Mortgage Loan involving a Permitted Product Switch;

(b) any variation agreed with a Borrower to control or manage arrears on a Mortgage Loan;

(c) any variation in the maturity date of a Mortgage Loan unless, while the First Issuer Intercompany Loan is outstanding, it is extended beyond January 2039;

(d) any variation imposed by statute;

(e) any variation of the rate of interest payable in respect of Mortgage Loan where that rate is offered to the Borrowers of more than 10 per cent. by Current Balance of Mortgage Loans comprised in the Trust Property in any Interest Period;

(f) a change between interest-only and repayment mortgage loans;

(g) a transfer of equity; and/or

(h) a release of a party to a mortgage loan or a release of part of the land subject to the mortgage;

"**Properties in Possession Policy**" means the properties in possession insurance policy identified in paragraph 2(e) of Schedule 4 (*Insurance Contracts*) to the Mortgage Sale Agreement and any endorsements or extensions thereto as issued from time to time and any additional, replacement or substitute properties in possession insurance policy which relates to Mortgage Loans in the Mortgages Trust from time to time;

"**PS/FA Event**" means the occurrence of either (i) confirmation from Northern Rock that it will purchase the relevant Mortgage Loans which are subject to any Further Advances or Product Switches (other than Re-Fixed Mortgage Loans) in accordance with Clause 8.5 (*Repurchase of Product Switches and Further Advances)* under the Mortgage Sale Agreement or (ii) any Mortgage Loan becoming a Re-Fixed Mortgage Loan;

"**Purchase Price**" means:

(a) in respect of the Initial Mortgage Portfolio, the amount payable therefor by the Mortgages Trustee pursuant to Clause 3.2 (*Purchase Price*) of the Mortgage Sale Agreement; and

(b) in respect of each New Mortgage Portfolio, the amount payable therefor by the Mortgages Trustee pursuant to Clause 4.5 (*Purchase Price*) of the Mortgage Sale Agreement;

"**Rating Agencies**" means S&P, Moody's and Fitch, and "**Rating Agency**" means any of them;

"**Receiver**" means, in relation to the Funding Deed of Charge, any person or persons appointed (and any additional person or persons appointed or substituted) as an administrative receiver, receiver, manager, or receiver and manager of the Funding Charged Property by the Security Trustee pursuant the Funding Deed of Charge and in relation to any Issuer Deed of Charge, any person or persons appointed (and any additional person or persons appointed or substituted) pursuant thereto by the Note Trustee as an administrative receiver, receiver, manager, or receiver and manager of the property charged or secured under such Issuer Deed of Charge;

"**Re-Draw**" means either a Cash Re-Draw or a Non-Cash Re-Draw;

"**Re-Draws Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages

Trustee pursuant to the Cash Management Agreement to record Re-Draws on Flexible Mortgage Loans in the Mortgages Trust from time to time which ledger shall be sub-divided into two sub ledgers: (i) the Non-Cash Re-Draws Sub Ledger corresponding to Non-Cash Re-Draws and (ii) the Cash Re-Draws Sub Ledger corresponding to Cash Re-Draws;

"**Re-Fixed Mortgage Loan**" means, as at any given date, a Mortgage Loan which on or before such date had been a Fixed Rate Mortgage Loan in respect of which the fixed period by reference to which the relevant fixed interest was charged had come to an end, but as at or before that such date, the interest charged under such Mortgage Loan was again fixed for a further fixed period by the Seller or the Administrator as the case may be (following an election by the Borrower) in accordance with the original terms of the Fixed Rate Mortgage Loan;

"**Registered Land**" means land, title to which is registered at H.M. Land Registry;

"**Registered Transfer**" means, in relation to Registered Land, a deed of transfer of a Mortgage or Mortgages over registered land in the form referred to in paragraph (a) of Clause 6.3 (*Transfer Documents*) of the Mortgage Sale Agreement with such modifications as may be permitted from time to time in accordance with such Clause;

"**Reg S**" means Regulation S under the United States Securities Act of 1933, as amended;

"**Reg S Global Note Certificates**" or "**Regulation S Global Note Certificates**" means the Global Note Certificates in registered form representing the Reg S Notes;

"**Reg S Individual Note Certificates**" or "**Regulation S Individual Note Certificates**" means the Individual Note Certificates in registered form representing the Reg S Notes;

"**Reg S Notes**" means generally all Notes which are issued pursuant to Reg S and in relation to an Issuer means the Notes issued or to be issued by that Issuer pursuant to Reg S;

"**Regulations**" means as the context may require either (i) the Unfair Terms in Consumer Contracts Regulations 1999 and/or, as applicable, the Unfair Terms in Consumer Contracts Regulations 1994 or (ii) the Regulations set out in Schedule 2 to the First Issuer Paying Agent and Agent Bank Agreement;

"**Related Security**" means, in relation to a Mortgage Loan, the security for the repayment of such Mortgage Loan including the relevant Mortgage and all other documents, matters and things related thereto acquired and referred to as part of the Initial Mortgage Portfolio or, as the case may be, the New Mortgage Portfolio, sold to the Mortgages Trustee pursuant to the Mortgage Sale Agreement and which constitute all or part of the security for the payment of all sums due in respect of such Mortgage Loan, including for the avoidance of doubt, guarantees, MIG Policies and assignments and charges over Life Policies;

"**Relevant Distribution**" has the meaning given to it in Clause 4.2 (*Consideration*) of the Mortgages Trust Deed;

"**Repayment Mortgage Loan**" means a Mortgage Loan in respect of which the Borrower is under an obligation to the mortgagee to make monthly payments of principal so that the whole principal (in addition to interest) is repaid by the stated maturity date for that Mortgage Loan;

"**Representations and Warranties**" means the representations and warranties set out in Schedule 1 (*Representations and Warranties*) to the Mortgage Sale Agreement;

"**Revenue Ledger**" means the ledger maintained by the Cash Manager in the name of the Mortgages

Trustee pursuant to the Cash Management Agreement to record Revenue Receipts received by the Mortgages Trustee and the payment of the same on each Distribution Date in accordance with the terms of the Mortgages Trust Deed;

"**Revenue Receipts**" means, in relation to the Mortgages Trustee, any payment received in respect of any Mortgage Loan, whether as all or part of a Monthly Payment in respect of such Mortgage Loan, on redemption (including partial redemption) of such Mortgage Loan, on enforcement of such Mortgage Loan (including the proceeds of sale thereof), on the disposal of such Mortgage Loan or otherwise (including payments pursuant to any Insurance Policy) which in any such case is not a Principal Receipt in respect of such Mortgage Loan;

"**Right to Buy Mortgage Loan**" means a Mortgage Loan in respect of which the "right to buy" provisions of the Housing Act 1985 apply (other than any Mortgage Loan in respect of which the period during which the statutory charge referred to in section 156 of that Act would have existed, had the relevant circumstances applied, has expired);

"**S&P**" and "**Standard & Poor's**" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and includes any successor to its rating business;

"**SEC**" means the United States Securities and Exchange Commission;

"**Second Issuer**" means Granite Mortgages 01-2 plc;

"**Second Issuer Liquidity Required Amount**" means an amount as of any Payment Date equal to the excess, if any, of 3% of the aggregate outstanding balance of the Notes on that Payment Date over amounts standing to the credit of the Issuer Reserve Fund on that Payment Date;

"**Securities Act**" means the United States Securities Act of 1933, as amended;

"**Security Documents**" means the any Issuer Deed of Charge and the Funding Deed of Charge and each Deed of Accession entered into pursuant to the Funding Deed of Charge and any other security document entered into pursuant to any of the foregoing;

"**Security Interest**" or "**Encumbrance**" means any mortgage or sub mortgage, standard security, charge or sub charge (whether legal or equitable), encumbrance, pledge, lien, hypothecation, assignment by way of security or other security interest or title retention arrangement and any agreement, trust or arrangement having substantially the same economic or financial effect as any of the foregoing (other than a lien arising in the ordinary course of business or by operation of law);

"**Security Power of Attorney for Funding**" means the power of attorney granted by Funding in favour of the Security Trustee on the Initial Closing Date pursuant to the Funding Deed of Charge;

"**Security Trustee**" means, The Bank of New York, whose principal office is at One Canada Square, 48th Floor, London E14 5AL, or such other persons and all other persons for the time being acting as the security trustee or security trustees pursuant to the Funding Deed of Charge;

"**Seller**" means Northern Rock plc;

"**Seller Share**" means, prior to the first Distribution Date, the Initial Seller Share and thereafter, shall mean the Current Seller Share;

"**Seller Share Ledger**" means a ledger which shall record the Seller Share of the Trust Property and the Seller Share Percentage;

"**Seller Share Percentage**" means, prior to the first Distribution Date, the Initial Seller Share

Percentage and thereafter shall mean the Current Seller Share Percentage;

"**Seller's Policy**" means the originating, lending and underwriting, administration, arrears and enforcement policies and procedures which are applied from time to time by the Seller to mortgage loans and the security for their repayment which are beneficially owned solely by the Seller and which may be amended by the Seller from time to time;

"**Seller's Power of Attorney**" means the power of attorney granted by the Seller in favour of Funding, the Mortgages Trustee and the Security Trustee on the Initial Closing Date, substantially in the form set out in Schedule 10 (*Power of Attorney in favour of the Mortgages Trustee, Funding and the Security Trustee*) to the Mortgage Sale Agreement;

"**Series**" in relation to any Notes issued by any Issuer has the meaning given to it in the relevant Issuer Master Definitions Schedule;

"**Services**" has the meaning set out in Clause 3.1 (*General*) of the Administration Agreement;

"**Share Trust Deed**" means the share trust deed dated 23 January 2001 between the Share Trustee and Holdings as has been and may be amended, restated, novated, varied or supplemented from time to time;

"**Share Trustee**" means The Law Debenture Intermediary Corporation P.L.C. as share trustee under the Share Trust Deed;

"**Shared Issuer Principal Receipts**" has the meaning given in the rules for application of Funding Available Principal Receipts under the Funding Pre-Enforcement Principal Priority of Payments set out in Part II of Schedule 3 to the Funding Deed of Charge;

"**Shared Issuer Revenue Receipts**" has the meaning given in the rules for application of Funding Available Revenue Receipts under the Funding Pre-Enforcement Revenue Priority of Payments set out in Part I of Schedule 3 to the Funding Deed of Charge;

"**Shortfall**" or "**Interest Rate Shortfall**" means, as of any Payment Date and in respect of Funding, a deficiency of Funding Available Revenue Receipts over the amounts due by Funding under the Funding Pre-Enforcement Revenue Priority of Payments on such Payment Date, and, as of any Payment Date and in respect of any Issuer, the deficiency of Issuer Allocable Revenue Receipts over the amounts due by such Issuer under the relevant Issuer Pre-Enforcement Revenue Priority of Payments, as the context requires;

"**Special Distribution**" has the meaning given to it in Clause 6.3 (*Special Distribution*) of the Mortgages Trust Deed;

"**Special Repayment Notes**" means, in relation to the Second Issuer, the £10,000,000 Series 2 Class D Floating Rate Notes issued by the Second Issuer and, in relation to any other Issuer, means any Series and/or class of Notes issued by such Issuer that are either:

(a) interest only Notes; or

(b) Notes, the Outstanding Principal Balance of which is to be repaid solely from the Issuer Available Revenue Receipts,

and that are designated as Special Repayment Notes in the Issuer Master Definitions Schedule relating to such Issuer;

"**Specified Date**" means the date on which the United Kingdom participates in the third stage of

European economic and monetary union pursuant to the Treaty establishing the European Community or otherwise participates in European economic and monetary union in a manner with an effect similar to such third stage;

"**Standard Documentation**" or "**Standard Mortgage Documentation**" means:

(a) in relation to the First Issuer the standard documentation referred to in Schedule 12 (*Standard Documentation*) to the Mortgage Sale Agreement as at 26 March 2001,

(b) in relation to the Second Issuer, the standard documentation referred to in Schedule 12 (*Standard Documentation*) to the Mortgage Sale Agreement as at 28 September 2001, and

(c) in relation to any other Issuer, the standard documentation referred to in Schedule 1 (*Standard Documentation*) to the relevant Issuer Master Definitions Schedule

or, in each case, any update or replacement therefor as the Seller may from time to time introduce acting in accordance with the standards of a reasonable, prudent mortgage lender;

"**Standard Variable Rate**" or "**SVR**" means, as applicable, the Northern Rock standard variable mortgage base rate and/or the standard variable mortgage base rate applicable to Mortgage Loans within the Mortgages Trust in accordance with the Mortgage Conditions;

"**Start-up Loan**" means the start-up loan that the Start-up Loan Provider shall make available to Funding pursuant to the Start-up Loan Agreement;

"**Start-up Loan Agreement**" means the agreement entered into on or about the Initial Closing Date between Funding, the Start-up Loan Provider and the Security Trustee relating to the provision of the Start-up Loan to Funding as may be amended, restated, novated, varied or supplemented from time to time and shall include any additional and/or replacement start-up loan agreement entered into by such parties in accordance with the Transaction Documents;

"**Start-up Loan Provider**" means Northern Rock, in its capacity as provider of the Start-up Loan and/or such other person or persons for the time being the lender under the Start-up Loan Agreement;

"**Step-up Date**" means the Payment Date in respect of an Issuer on which the interest rate on the Notes issued by such Issuer increases by a pre-determined amount following the payment made by such Issuer on such Payment Date, which date in respect of the First Issuer is the Payment Date occurring in January 2008, and, in relation to any New Issuer, has the meaning specified under the relevant Issuer Master Definitions Schedule;

"**Subsidiary**" means (a) a subsidiary as defined in Section 736 of the Companies Act 1985 and (b) unless the context requires otherwise, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

"**Subordinated Principal Test**" means:

(1) in respect of the First Issuer Notes, the test which is satisfied (1) on any Payment Date occurring on or after the fourth anniversary of the Initial Closing Date; and (2) on any Payment Date on which (a) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at that Payment Date over the aggregate Principal Amount Outstanding of the First Issuer Notes as at that Payment Date is greater than (b) the product of (i) 2 and (ii) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at the Initial Closing Date

over the aggregate Principal Amount Outstanding of the First Issuer Notes as at the Initial Closing Date; or

(2) in respect of any New Notes issued by any New Issuer, has the meaning given to it under the relevant Issuer Transaction Documents and as defined in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Swap Agreement**" means, for any Issuer, any of the Basis Rate Swap Agreement, each Currency Swap Agreement or any other ISDA Master Agreement, Schedule and Confirmation thereto entered into among such Issuer, the relevant Swap Provider and the Note Trustee, as may be amended, restated, novated, varied or supplemented from time to time, and shall include any additional and/or replacement swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer

"**Swap Provider**" means either of the Currency Swap Provider and/or the Basis Rate Swap Provider, as the context requires, or any other swap provider appointed from time to time in accordance with the Transaction Documents;

"**TARGET Business Day**" means a day on which the Trans-European Automated Real-time Gross settlement Express (TARGET) system is open;

"**Taxes**" means all present and future taxes, levies, imposts, duties (other than stamp duty), fees, deductions, withholdings or charges of any nature whatsoever and wheresoever imposed, including, without limitation, value added tax or other tax in respect of added value and any franchise, transfer, sales, gross receipts, use, business, occupation, excise, personal property, real property or other tax imposed by any national, local or supranational taxing or fiscal authority or agency together with any penalties, fines or interest thereon and "**Tax**" and "**Taxation**" shall be construed accordingly;

"**Terms and Conditions**" has the same meaning as "**Conditions**";

"**Third Party Amounts**" means:

(a) payments of insurance premiums, if any, due to the Seller in respect of any Insurance Policy arranged by the Seller and/or the MIG provider to the extent not paid or payable by the Seller (or to the extent such insurance premiums have been paid by the Seller in respect of any Further Advance which is not repurchased by the Seller to reimburse the Seller); or

(b) amounts under an unpaid Direct Debit which are repaid by the Administrator to the bank making such payment if such bank is unable to recoup that amount itself from the relevant customer's account; or

(c) payments by Borrowers of Early Repayment Charges and other charges the benefit of which have been re-assigned to the Seller;

"**Title Deeds**" means, in relation to each Mortgage Loan and its Related Security and the Mortgaged Property relating thereto, all conveyancing deeds and documents which make up the title to the Mortgaged Property and the security for the Mortgage Loan and all searches and enquiries undertaken in connection with the grant by the Borrower of the related Mortgage including, in the case of Registered Land, the relevant Charge Certificate;

"**Together Mortgage Loan**" means a type of Flexible Mortgage Loan which allows a Borrower to obtain an additional drawdown loan and, in some cases, a credit card;

"**Total Property**" means at any time the aggregate amount standing to the credit of the Collection Accounts and held by Northern Rock on trust for the Mortgages Trustee and itself, subject to and in accordance with the Collection Bank Agreement;

"**Transaction Document**" means any of the following documents:

(a) the Subscription Agreement;

(b) the Underwriting Agreement;

(c) the First Issuer Intercompany Loan Agreement;

(d) the Mortgages Trust Deed;

(e) the Mortgage Sale Agreement;

(f) the First Issuer Deed of Charge;

(g) the Funding Deed of Charge;

(h) the Basis Rate Swap Agreement;

(i) each Currency Swap Agreement;

(j) the Depository Agreement;

(k) the First Issuer Trust Deed;

(l) the First Issuer Paying Agent and Agent Bank Agreement;

(m) the Administration Agreement;

(n) the Cash Management Agreement;

(o) the First Issuer Cash Management Agreement;

(p) the Funding Guaranteed Investment Contract;

(q) the Funding (First Issuer) Guaranteed Investment Contract;

(r) the Mortgages Trustee Guaranteed Investment Contract;

(s) the Post-Enforcement Call Option Agreement;

(t) the Bank Account Agreement;

(u) the Funding (First Issuer) Bank Account Agreement;

(v) the First Issuer Bank Account Agreement;

(w) the Collection Bank Agreement;

(x) the Start-Up Loan Agreement;

(y) the Loyalty Discount Deed;

(z) the First Issuer Corporate Services Agreement;

(aa) the Share Trust Deed; and

(bb) each Corporate Services Agreement.

"**Transaction**" means the transaction contemplated by the Transaction Documents;

"**Trigger Event**" means any of an Asset Trigger Event or a Non-Asset Trigger Event, as the case may be;

"**Trust Calculation Period**" means the period from (and including) the first date of each calendar month (or in the case of the first such Trust Calculation Period, the Initial Closing Date) to (and including) the last day of the same calendar month;

"**Trust Corporation**" means a corporation entitled by rules made under the Public Trustee Act 1906, or entitled pursuant to any comparable legislation applicable to a trustee in any jurisdiction, to carry out the function of a custodian trustee;

"**Trust Determination Date**" means the first day (or, if not a London Business Day, the next succeeding London Business Day) of each calendar month;

"**Trust Indenture Act**" means the United States Trust Indenture Act of 1939, as amended;

"**Trust Property**" means:

(a) the Initial Trust Property;

(b) the Closing Trust Property (excluding any Mortgage Loans that have been repurchased by the Seller pursuant to the Mortgage Sale Agreement and any Early Repayment Charges which are re-assigned to the Seller);

(c) any New Trust Property (excluding any Mortgage Loans that have been repurchased by the Seller pursuant to the Mortgage Sale Agreement and any Early Repayment Charges which are re-assigned to the Seller);

(d) any Contribution made from time to time to the Mortgages Trustee by any Beneficiary until it has been applied by the Mortgages Trustee in accordance with the Mortgages Trust Deed;

(e) any Re-Draw made under a Flexible Mortgage Loan which forms part of the Trust Property;

(f) any Further Advances made by the Seller to existing Borrowers which are assigned to the Trust in accordance with the Mortgage Sale Agreement;

(g) amounts on deposit (and interest earned on such amounts) from time to time in the Mortgages Trustee Bank Accounts;

(h) any Permitted Replacement Mortgage Loan and its Related Security relating to a Permitted Product Switch;

(i) the proceeds of sale of any Mortgage Loan and its Related Security forming part of the Trust Property;

(j) any beneficial interests of the Mortgages Trustee under trusts created pursuant to the Mortgage Sale Agreement in any Mortgage Loans and/or their Related Security or any part thereof, or any property, interest, right or benefit therein and/or the proceeds thereof; and

(k) all other property which shall form part of the Trust Property pursuant to Clause 2 (*Creation of Mortgages Trust*) of the Mortgages Trust Deed;

"**Trustee Acts**" means the Trustee Act 1925 and the Trustee Act 2000;

"**UK Account Bank**" means Lloyds TSB Bank plc, London Branch;

"**UK Listing Authority**" means at any time the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 or such other Person which at that time performs an analogous role in relation to the regulation of financial markets and the issue of public debt securities in the United Kingdom;

"**Unauthorised Underpayment**" means a Borrower Underpayment in respect of a Mortgage Loan which is not funded by, or exceeds the amount of any, Overpayments previously made by the Borrower in respect of such Mortgage Loan or is otherwise not permitted by the Seller in accordance with the relevant Mortgage Conditions;

"**Underpayment**" means any Authorised Underpayment or Unauthorised Underpayment;

"**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**United States**" means the United States of America;

"**Unpaid Interest**" means, in relation to any Non-Cash Re-Draw of any Flexible Mortgage Loan, the interest which would, but for such Non-Cash Re-Draw, have been payable in respect of that Mortgage Loan on the relevant Monthly Payment Date for such Mortgage Loan;

"**Unpaid Interest Amount**" means the amount of the Unpaid Interest in relation to any Non-Cash Re-Draw on any Flexible Mortgage Loan;

"**Unregistered Land**" means land title to which is not registered at H.M. Land Registry;

"**Unregistered Transfer**" means, in relation to Unregistered Land, a deed of transfer of a Mortgage or Mortgages in the form referred to in paragraph (b) of Clause 6.3 of the Mortgage Sale Agreement with such modifications as may be permitted from time to time in accordance with such Clause;

"**US Global Note Certificates**" or "**US Global Note Certificate**" means the Global Note Certificates in registered form representing the US Notes;

"**US Individual Note Certificates**" or "**US Individual Note Certificate**" means the Individual Note Certificates in registered form representing the US Notes;

"**US Notes**" means generally the Notes which are not Reg S Notes and in relation to an Issuer the Notes issued by that Issuer which are not Reg S Notes;

"**Valuer**" means an Associate or Fellow of the Royal Institution of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers who was at the relevant times either a member of a firm which was on the list of Valuers approved by or on behalf of the Seller from time to time or an Associate or Fellow of the Royal Institute of Chartered Surveyors or the Incorporated Society of Valuers and Auctioneers employed in-house by the Seller acting for the Seller in respect of the valuation of a Mortgaged Property;

"**WAFF**" means the weighted average repossession frequency in respect of the Mortgage Portfolio; and

"**WALS**" means the weighted average loss severity in respect of the Mortgage Portfolio.

2. Interpretation and Construction

Any reference in this Master Definitions Schedule or any Transaction Document to:

"**agreed form**" means, in relation to any document, the draft of that document the form of which has been agreed between the parties thereto (or if such document is delivered pursuant to another Transaction Document, between the parties to such Transaction Document) and initialled on their behalf for the purpose of identification;

the "**assets**" of any person shall be construed as a reference to the whole or any part of its business, undertakings, property, intellectual property, shares, securities, debts, accounts, revenues (including any right to receive revenues), goodwill, shareholdings and uncalled capital including premium whether now or hereafter acquired and any other assets whatsoever;

"**disposal**" shall be construed as any sale, lease, transfer, conveyance, assignment, assignation, licence, sub-licence or other disposal and "**dispose**" shall be construed accordingly;

a "**guarantee**" means any guarantee, bond, indemnity, letter of credit, third party security or other legally binding assurance against financial loss granted by one person in respect of any indebtedness of another person, or any agreement to assume any indebtedness of any other person or to supply funds or to invest in any manner whatsoever in such other person by reason of, or otherwise in relation to, indebtedness of such other person;

"**indebtedness**" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

a "**month**" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day, provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last business day in that later month (and references to "**months**" shall be construed accordingly);

"**party**" shall be construed as a party to a particular agreement, as the case may be;

"**subsidiary**" means, (a) a subsidiary within the meaning of Section 736 of the Companies Act 1985, and (b) unless the context requires otherwise, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

"**VAT**" means value added tax imposed by the United Kingdom as referred to in the Value Added Tax Act 1994 and legislation (whether delegated or otherwise) replacing the same or supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any official body or agency thereof, and any similar turnover tax replacing or introduced in addition to any of the same;

a "**wholly-owned subsidiary**" of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries; and

the "**winding-up**" or "**administration**" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, bankruptcy, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

2.1 "£", "sterling" or "pounds sterling" denotes the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland; "€", "euro" or "Euro" denotes the lawful currency for the time being of the member states of the European Union that adopt the single currency introduced at the start of the third stage of European Economic Monetary Union pursuant to the Treaty of Rome of 25th March, 1957, establishing the European Community as amended from time to time and as amended by, *inter alia*, the Treaty of European Union of 7th February, 1992; "$", "US$", "US dollars" or "dollars" denotes the lawful currency for the time being of the United States of America.

2.2 In this Master Definitions Schedule and in any of the Transaction Documents in which this Master Definitions Schedule is expressed to be incorporated or to which this Master Definitions Schedule is expressed to apply:

(a) words denoting the singular number only shall include the plural number also and vice versa;

(b) words denoting one gender only shall include the other genders;

(c) words denoting persons only shall include firms and corporations and vice versa;

(d) references to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment;

(e) references to any agreement or other document (including any of the Transaction Documents) shall be deemed also to refer to such agreement or document as amended, varied, supplemented or novated from time to time;

(f) clause, paragraph and schedule headings are for ease of reference only;

(g) reference to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted to the extent such amendment or re-enactment is substantially to the same effect as such statute on the date hereof;

(h) unless stated otherwise reference to a time of day shall be construed as a reference to London (GMT) time; and

(i) references to any person shall include references to his successors, transferees and assigns and any person deriving title under or through him.

2.3 Any requirement in any Transaction Document for any action to be taken according to the standards of a "reasonable, prudent mortgage lender" shall be satisfied by the relevant party taking the relevant action in accordance with the Seller's Policy from time to time.

2.4 Save as provided otherwise, where any obligation in a Transaction Document is owed to more than one party that obligation is owed to each of them separately and may be enforced by any of them.

2.5 (a) Where a term is defined in each Issuer Master Definitions Schedule and is used but not defined in this Master Definitions Schedule then, in connection with each Issuer, that term shall have the meaning indicated in the relevant Issuer Master Definitions Schedule;

(b) Subject to (a) above, any terms which are defined in the First Issuer Master Definitions Schedule and which are not defined in this Master Definitions Schedule shall have the meaning indicated in the First Issuer Master Definitions Schedule; and

(c) Subject to (a) above, any terms which are defined in the Second Issuer Master Definitions Schedule and which are not defined in this Master Definitions Schedule shall have the meaning indicated in the Second Issuer Master Definitions Schedule.

3. **Governing Law**

This Master Definitions Schedule is governed by, and shall be construed in accordance with, the laws of England.

SIGNATORIES

BROWN & WOOD MNP

By:

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP

By:

EXHIBIT 10.5.2

Third Issuer Master Definitions Schedule

EXECUTION COPY

Date 20 March 2002

GRANITE MORTGAGES 02-1 PLC

THIRD ISSUER MASTER DEFINITIONS SCHEDULE

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: LHC/30507-9/508312

THIS THIRD ISSUER MASTER DEFINITIONS SCHEDULE is signed for the purposes of identification on 20 March 2002

BY:

(1) Sidley Austin Brown & Wood of 1 Threadneedle Street, London EC2R 8AW; and

(2) Allen & Overy of One New Change, London EC4M 9QQ.

1. Definitions

Words and expressions used in any document which incorporates this clause or to which this clause applies shall, have the same meanings as are set out in this Third Issuer Master Definitions Schedule except so far as the context requires otherwise.

"**Account Bank**" means, in relation to the Third Issuer, the Third Issuer Account Bank and for any other Issuer, the Account Bank for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"**Additional Interest**" means interest which will accrue on Deferred Interest at the rate of interest applicable from time to time on the classes of Third Issuer Notes, as further described in Condition 4 of the Third Issuer Notes;

"**Additional Mortgage Loan**" means any Mortgage Loan which is assigned by the Seller to the Mortgages Trustee on the Closing Date under the terms of the Mortgage Sale Agreement and referenced by its mortgage loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that Mortgage Loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding or, as the context may require, the Borrower's obligations in respect of the same;

"**Additional Mortgage Portfolio**" means the portfolio of Additional Mortgage Loans, their Related Security, Accrued Interest and other amounts derived from such Additional Mortgage Loans that the Seller anticipates assigning to the Mortgages Trustee on the Closing Date;

"**Additional Trust Property**" means the Additional Mortgage Portfolio assigned to the Mortgage Trustee by the Seller on the Closing Date, including the Additional Mortgage Loans and their Related Security, the rights under the MIG Policies and the other Insurance Policies arranged by the Seller, but excluding any Early Repayment Charges which are reassigned to the Seller;

"**Agent Bank**" means, in relation to the Third Issuer, Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA initially appointed pursuant to the Third Issuer Paying Agent and Agent Bank Agreement or, if applicable, any successor Agent Bank at its Specified Office;

"**Agents**" means, in relation to the Third Issuer, the Principal Paying Agent, the US Paying Agent, the Registrar and the Transfer Agent, initially appointed pursuant to the Third Issuer Paying Agent and Agent Bank Agreement, or, if applicable, any successor agents;

"**Appointee**" has the meaning specified in the Third Issuer Trust Deed;

"**Auditors**" or "**auditors**" means PricewaterhouseCoopers of 89 Sandyford Road, Newcastle upon Tyne NE99 1PL or such other internationally recognised independent firm of auditors selected from time to time by (in the case of the Mortgages Trustee) the Mortgages Trustee or (in the case of

Funding) Funding or (in the case of the Third Issuer) the Third Issuer and appointed by the Mortgages Trustee, Funding or, as the case may be, the Third Issuer;

"**Authorised Denominations**" means, in relation to the Third Issuer Notes, denominations of, in the case of any class of the Dollar Notes $10,000 and $100,000, in the case of any class of the Sterling Notes, £10,000 and £100,000, in the case of any class of the Euro Notes, €10,000 and €100,000 and in such other denominations as the Note Trustee shall determine and notify to the relevant Noteholders;

"**Authorised Dollar Holding**" means the aggregate principal amount of $100,000 (which shall be the minimum allowable holding with respect to each Dollar Note) and integral multiples of $10,000 in excess thereof;

"**Authorised Euro Holding**" means the aggregate principal amount of €100,000 (which shall be the minimum allowable holding with respect to each Euro Note) and integral multiples of €10,000 in excess thereof;

"**Authorised Signatory**" means in relation to:

(a) the Third Issuer, any authorised signatory referred to in the Third Issuer Account Mandates;

(b) the Mortgages Trustee, any authorised signatory referred to in the Mortgages Trustee Account Mandates; and

(c) Funding, any authorised signatory referred to in the Funding Account Mandates;

"**Authorised Sterling Holding**" means the aggregate principal amount of £100,000 (which shall be the minimum allowable holding with respect to each Sterling Note) and integral multiples of £10,000 in excess thereof;

"**Average Fixed Rate Mortgage Loan Balance**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Average Flexible Mortgage Loan Balance**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Average Mortgage Loan Balance**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Average Variable Rate Mortgage Loan Balance**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Basic Terms Modification**" in relation to the Third Issuer Notes has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"**Basis Rate Swap**" means, in relation to the Third Issuer, the Third Issuer Basis Rate Swap and for any other Issuer, the swap transaction documented under the Basis Rate Swap Agreement for such Issuer;

"**Basis Rate Swap Agreement**" means, in relation to the Third Issuer, the Third Issuer Basis Rate Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule and Confirmation thereto entered into among such Issuer, the related Basis Rate Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement basis rate swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Basis Rate Swap Provider**" means in relation to the Third Issuer, the Third Issuer Basis Rate Swap Provider and for any other Issuer the basis rate swap provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"**Basis Rate Swap Provider Default**" means, in relation to the Third Issuer, the occurrence of an Event of Default (as defined in the Third Issuer Basis Rate Swap Agreement) under the Third Issuer Basis Rate Swap Agreement where the Third Issuer Basis Rate Swap Provider is the Defaulting Party (as defined in the Third Issuer Basis Rate Swap Agreement);

"**Block Voting Instruction**" has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"**Blocked Note**" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"**Business Day**" means, in relation to the Third Issuer Notes and the Third Issuer Intercompany Loan, a day that is a London Business Day, a New York Business Day and a TARGET Business Day;

"**Calculation Agent**" in relation to any Third Issuer Swap Agreement has the meaning given to it under such Third Issuer Swap Agreement;

"**certification date**" has the meaning specified in the Third Issuer Trust Deed;

"**Chairman**" has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"**Class A Enforcement Notice**" means a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class A Notes to be due and repayable pursuant to Condition 9(A) of the Third Issuer Notes;

"**Class A Noteholders**" means the Series 1 Class A Noteholders, the Series 2 Class A Noteholders and the Series 3 Class A Noteholders;

"**Class A Notes**" means, in relation to the Third Issuer, the Series 1 Class A1 Notes, the Series 1 Class A2 Notes, the Series 2 Class A Notes and the Series 3 Class A Notes or any of them as the context may require and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"**Class B Enforcement Notice**" means, in relation to the Third Issuer, a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class B Notes to be due and repayable pursuant to Condition 9(B) of the Third Issuer Notes;

"**Class B Noteholders**" means the Series 1 Class B Noteholders, the Series 2 Class B Noteholders and the Series 3 Class B Noteholders;

"**Class B Notes**" means, in relation to the Third Issuer, the Series 1 Class B Notes, the Series 2 Class B Notes and the Series 3 Class B Notes or any of them as the context may require; and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"**Class C Enforcement Notice**" means, in relation to the Third Issuer, a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class C Notes to be due and repayable pursuant to Condition 9(C) of the Third Issuer Notes;

"**Class C Noteholders**" means the Series 1 Class C Noteholders, the Series 2 Class C Noteholders and the Series 3 Class C Noteholders;

"**Class C Notes**" means, in relation to the Third Issuer, the Series 1 Class C Notes, the Series 2 Class C Notes and the Series 3 Class C Notes or any of them as the context may require; and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"**Class D Enforcement Notice**" means a notice issued by the Note Trustee to the Third Issuer and the Security Trustee on the occurrence of a Third Issuer Note Event of Default, declaring the Class D Notes to be due and repayable pursuant to Condition 9(D) of the Third Issuer Notes;

"**Class D Noteholders**" means the Series 2 Class D Noteholders;

"**Class D Notes**" means, in relation to the Third Issuer, the Series 2 Class D Notes or any of them as the context may require and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer which are defined as such under the relevant Issuer Master Definitions Schedule;

"**Clearing System**" means any of DTC (with respect to the US Notes) and Euroclear and Clearstream, Luxembourg (with respect to the Reg S Notes), and any other or additional organisation of a similar nature as may be approved in writing by the Note Trustee;

"***Common Depositary***" *means Citibank,* N.A. *in its capacity as common depositary* for Euroclear or Clearstream, Luxembourg in respect of the Reg S Global Note Certificates;

"**Conditions**" or "**Terms and Conditions**" means, in relation to any Third Issuer Notes, the terms and conditions to be endorsed on such Third Issuer Notes in the form or substantially in the form scheduled to the Third Issuer Trust Deed, as any of the same may from time to time be amended, *varied or restated in accordance with the provisions of the Third Issuer Trust Deed, and any reference* to a numbered Condition shall be construed accordingly;

"**Contractual Currency**" has the meaning specified in Clause 13 of the Third Issuer Trust Deed;

"**Current Issuer Liquidity Reserve Fund**" means the liquidity reserve fund in Funding's name which Funding will be required to establish pursuant to the Third Issuer Intercompany Loan Agreement if the long term, unsecured, unsubordinated and unguaranteed debt obligations of the Seller cease to be rated at least A3 by Moody's or A- by Fitch (unless Moody's or Fitch, as applicable, confirms that the then-current ratings of the Notes will not be adversely affected). The Current Issuer Liquidity Reserve Fund, if any, will be funded to the relevant Current Issuer Liquidity Reserve Required Amount;

"**Current Issuer Liquidity Reserve Ledger**" means a ledger maintained by the Third Issuer Cash Manager in the name of Funding to record the amount credited to the Current Issuer Liquidity Reserve Fund held by Funding in respect of the Third Issuer on the Closing Date, and subsequent withdrawals and deposits in respect of the Current Issuer Liquidity Reserve Fund;

"**Current Issuer Liquidity Reserve Required Amount**" means an amount as of any Payment Date equal to the excess, if any, of 3% of the aggregate outstanding balance of the Notes on that Payment Date over amounts standing to the credit of the Current Issuer Reserve Fund on that Payment Date;

"**Current Issuer Post-Liquidity Payments**" means the payments set out in items (H) through (J) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"**Current Issuer Post-Reserve Payments**" means the payments set out in item (M) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"**Current Issuer Post Start-up Payments**" means the payments set out in items (N) and (O) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"**Current Issuer Pre-Liquidity Payments**" means the payments set out in items (A) through (G) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"**Current Issuer Pre-Reserve Payments**" means the payments set out in items (K) and (L) under the Third Issuer Pre-Enforcement Revenue Priority of Payments (or the relevant payments in the equivalent items under such other Third Issuer Priority of Payments as may apply on that Payment Date);

"**Current Issuer Principal Payments**" means the payments set forth in items (A) through (E) under the Third Issuer Pre-Enforcement Principal Priority of Payments (or the relevant payments set forth in the equivalent items in such other Third Issuer Priority of Payments as may apply on that Payment Date);

"**Current Issuer Reserve Fund**" means the reserve fund established in the name of Funding in respect of the Third Issuer as required under the terms of the Third Issuer Intercompany Loan on the Closing Date in an amount up to the Current Issuer Reserve Required Amount;

"**Current Issuer Reserve Fund Ledger**" means a ledger maintained by the Third Issuer Cash Manager in the name of Funding to record the amount credited to the Current Issuer Reserve Fund held by Funding in respect of the Third Issuer on the Closing Date, and subsequent withdrawals and deposits in respect of the Current Issuer Reserve Fund;

"**Current Issuer Reserve Required Amount**" means an amount equal to £34,372,240;

"**Current Issuer Reserve Requirement**" means the Current Issuer Reserve Requirement as the same relates to the Third Issuer and the Current Issuer Reserve Fund;

"**Current Issuer Jersey Secured Property**" means the Third Issuer Jersey Secured Property;

"**Cut-Off Date**" means 31 January 2002;

"**Cut-Off Date Mortgage Portfolio**" means as of the Cut-Off Date, the Existing Mortgage Portfolio combined with the Additional Mortgage Portfolio;

"**Deferred Interest**" in relation to the Third Issuer Notes has the meaning given to it under Condition 4 of the Third Issuer Notes;

"**Designated Subsidiary**" means a designated subsidiary of the Third Issuer Post-Enforcement Call Option Holder, to be designated by notice from the Third Issuer Post-Enforcement Call Option Holder to the Note Trustee at the discretion of the Third Issuer Post-Enforcement Call Option Holder;

"**Determination Date**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Determination Period**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Distribution Compliance Period**" means, in relation to the Third Issuer Notes, 40 days after the later of the commencement of the offering of the Third Issuer Notes and the Closing Date;

"**Dollar Currency Swap Agreement**" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule and Confirmation(s) thereto entered into among such Issuer, the related Dollar Currency Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement dollar currency swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Dollar Currency Swap Provider**" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swap Provider and for any other Issuer, the Dollar Currency Swap Provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"**Dollar Currency Swap Provider Default**" means, in relation to the Third Issuer, the occurrence of an Event of Default (as defined in the Third Issuer Dollar Currency Swap Agreement) under the Third Issuer Dollar Currency Swap Agreement where the Third Issuer Dollar Currency Swap Provider is the Defaulting Party (as defined in the Third Issuer Dollar Currency Swap Agreement);

"**Dollar Currency Swap Rates**" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swap Rates;

"**Dollar Currency Swaps**" means, in relation to the Third Issuer, the Third Issuer Dollar Currency Swaps and for any other Issuer, the swap transaction(s) documented under the Dollar Currency Swap Agreement for such Issuer;

"**Dollar Interest Determination Date**" means two London Business Days before the first day of the Interest Period for which the rate will apply;

"**Dollar Notes**" means in relation to the Third Issuer, the Series 1 Notes and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer in U.S. Dollars;

"**Drawdown Date**" means, in respect of the Third Issuer Intercompany Loan, the Closing Date and, in respect of an Intercompany Loan made by any Previous Issuer or New Issuer, the date on which the relevant Intercompany Loan was made to Funding by such Previous Issuer or New Issuer;

"**DTC Custodian**" means Citibank, N.A. in its capacity as custodian for DTC in respect of the Dollar Global Note Certificates;

"**Euro Currency Swap Agreement**" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swap Agreement and for any other Issuer, the ISDA Master Agreement, Schedule and Confirmation(s) thereto entered into among such Issuer, the related Euro Currency Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement euro currency swap agreement entered into by such Issuer from time to time in connection with the Notes issued by such Issuer;

"**Euro Currency Swap Provider**" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swap Provider and for any other Issuer, the Euro Currency Swap Provider for such Issuer appointed from time to time in accordance with the relevant Issuer Transaction Documents;

"**Euro Currency Swap Provider Default**" means the occurrence of an Event of Default (as defined in the Third Issuer Euro Currency Swap Agreement) under the Third Issuer Euro Currency Swap Agreement where the Third Issuer Euro Currency Swap Provider is the Defaulting Party (as defined in the Third Issuer Euro Currency Swap Agreement);

"**Euro Currency Swap Rate**" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swap Rate;

"**Euro Currency Swaps**" means, in relation to the Third Issuer, the Third Issuer Euro Currency Swaps and for any other Issuer, the swap transaction(s) documented under the Euro Currency Swap Agreement for such Issuer;

"**Euro Interest Determination Date**" means two TARGET Business Days before the first day of the Interest Period for which the rate will apply;

"**Euro Notes**" means in relation to the Third Issuer, the Series 3 Notes and, in relation to any New Issuer, the Notes issued by such New Issuer in Euro;

"**Event of Default**" means, as the context requires, any of the following:

(a) in relation to the Third Issuer Notes, a Third Issuer Note Event of Default;

(b) in relation to Previous Issuer Notes issued by a Previous Issuer, a Note Event of Default pursuant to the Terms and Conditions of such Previous Issuer Notes;

(c) in relation to the New Notes issued by any New Issuer, a Note Event of Default pursuant to the Terms and Conditions of such New Notes;

(d) in relation to the Third Issuer Intercompany Loan Agreement, a Third Issuer Intercompany Loan Event of Default;

(e) in relation to the Previous Issuer Intercompany Loan Agreements, the occurrence of an event of default pursuant to the Intercompany Loan Terms and Conditions of the such Previous Issuer;

(f) in relation to any New Intercompany Loan Agreement, the occurrence of an event of default pursuant to the Intercompany Loan Terms and Conditions of such New Issuer;

"**Exchange Date**" has the meaning specified in each Form of Global Note Certificate attached as Schedule 1 to the Third Issuer Trust Deed;

"**Existing Mortgage Loans**" means the Mortgage Loans in the Existing Mortgage Portfolio;

"**Existing Mortgage Portfolio**" means the portfolio of Initial Mortgage Loans and Further Mortgage Loans as it is constituted as of any date of determination prior to the Closing Date, taking account of, among other things, amortization of Mortgage Loans in that portfolio and the addition and/or removal of any Mortgage Loans to or from that portfolio since 26 March 2001;

"**Extraordinary Resolution**" in relation to the Third Issuer Notes has the meaning set out in Schedule 4 to the Third Issuer Trust Deed;

"**Final Maturity Date**" means, in respect of the Series 1 Class A1 Notes, the Payment Date falling in October 2016, in respect of the Series 1 Class A2 Notes, the Payment Date falling in July 2019 and, in respect of any other Third Issuer Notes, the Payment Date falling in April 2042;

"**Final Repayment Date**" means, in respect of the Third Issuer Intercompany Loan, the Payment Date falling in April 2042, in relation to any Previous Issuer Intercompany Loan the date specified under the relevant Issuer Transaction Documents and in relation to any New Intercompany Loan the date specified under the relevant Issuer Transaction Documents;

"**Financial Year**" means, in relation to the Third Issuer, Holdings, the Mortgages Trustee, Funding and the Third Issuer Post Enforcement Call Option Holder, each twelve month period ending on the last day of the calendar year;

"**Fixed Rate Ratio**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Fixed Rate Spread**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Flexible Ratio**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Flexible Spread**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Flexible Swap Rate**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Form of Proxy**" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"**Funding (Third Issuer) Bank Account Agreement**" means the agreement entered into on the Closing Date among the Account Bank, Funding and others which governs the operation of the Funding (Third Issuer) GIC Account;

"**Funding (Third Issuer) GIC Account**" means the account in the name of Funding into which will be deposited amounts in respect of the related Current Issuer Reserve Fund and the Current Issuer Liquidity Reserve Fund, if any, established for the benefit of the Third Issuer, which account is held at the Account Bank and maintained subject to the terms of the related Funding (Third Issuer) Guaranteed Investment Contract, the related Funding (Third Issuer) Bank Account Agreement and the Funding Deed of Charge, or any additional or replacement account as may for the time being be in place with the prior consent of the Security Trustee;

"**Funding (Third Issuer) Guaranteed Investment Contract**" means the guaranteed investment contract entered into with respect to the Third Issuer among Funding, the Funding GIC Provider and others under which the Funding GIC Provider agrees to pay Funding a guaranteed rate of interest on the balance from time to time of the Funding (Third Issuer) GIC Account;

"**Further Mortgage Loans**" means any Mortgage Loan which was assigned by the Seller to the Mortgages Trustee on 28 September 2001 under the terms of the Mortgage Sale Agreement and referenced by its Mortgage Loan identifier number and comprising the aggregate of all principal sums, interest, costs, charges, expenses and other monies (including all Further Advances) due or owing with respect to that Mortgage Loan under the relevant Mortgage Conditions by a Borrower on the security of a Mortgage from time to time outstanding or, as the context may require, the Borrower's obligations in respect of the same;

"**Global Note Certificates**" means the note certificates in global form issued in respect of the Third Issuer Notes, initially in the form of the US Global Note Certificates and the Reg S Global Note Certificates or any of them and "**Global Note Certificate**" means any one of them;

"**Holder**" or "**holder**" means, in relation to the Third Issuer Notes, the person in whose name a Third Issuer Note is registered in the Register (or in the case of joint holders, the first named thereof);

"**Individual Note Certificates**" means the note certificates representing the Third Issuer Notes in definitive form;

"**Initial Relevant Screen Rate**" has the meaning specified in Condition 4(C) of the Third Issuer Notes;

"**Insolvency Event**" in respect of the Seller, the Administrator, the Cash Manager or the Third Issuer Cash Manager (each, for the purposes of this definition, a "**Relevant Entity**") means:

(a) an order is made or an effective resolution passed for the winding up of the Relevant Entity (except, in any such case, a winding-up or dissolution for the purpose of a reconstruction or amalgamation the terms of which have been previously approved by the Security Trustee);

(b) the Relevant Entity ceases or threatens to cease to carry on its business or stops payment or threatens to stop payment of its debts or is deemed unable to pay its debts within the meaning of section 123(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended, modified or re-enacted) or becomes unable to pay its debts as they fall due or the value of its assets falls to less than the amounts of its liabilities (taking into account, for both these purposes, contingent and prospective liabilities) or otherwise becomes insolvent;

(c) proceedings are initiated against the Relevant Entity under any applicable liquidation, administration, reorganisation (other than a reorganisation where the Relevant Entity is solvent) or other similar laws, save where such proceedings are being contested in good faith; or an administrative or other receiver, administrator or other similar official is appointed in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or a distress, execution or diligence or other process is enforced upon the whole or any substantial part of the undertaking or assets of the Relevant Entity and in any of the foregoing cases it is not discharged within 30 London Business Days; or if the Relevant Entity initiates or consents to judicial proceedings relating to itself under any applicable liquidation, administration, insolvency, reorganisation or other similar laws or makes a conveyance or assignment for the benefit of its creditors generally;

and in respect of the Third Issuer and Funding (for the purposes of this definition, a '**Relevant Entity**"), means:

(a) except for the purposes of an amalgamation or restructuring as described in sub-clause (b) below, the Relevant Entity ceases or threatens to cease to carry on all or a substantial part of its business or the Relevant Entity is deemed unable to pay its debts within the meaning of section 123(1)(a), (b), (c) or (d) of the Insolvency Act 1986 (as amended, modified or re-enacted) or becomes unable to pay its debts within the meaning of section 123(2) of the Insolvency Act 1986 (as amended, modified or re-enacted); or

(b) an order is made or an effective resolution is passed for the winding up of the Relevant Entity (except for the purposes of or pursuant to an amalgamation, restructuring or merger previously approved by the Note Trustee or the Security Trustee, as the case may be (or as approved in writing by an Extraordinary Resolution (as defined in the Third Issuer Trust Deed) of the Class A Noteholders); or

(c) proceedings are otherwise initiated against the Relevant Entity under any applicable liquidation, insolvency, composition, reorganisation or other similar laws (including, but not limited to, presentation of a petition for an administration order) and (except in the case of presentation of a petition for an administration order) such proceedings are not, in the opinion of the Note Trustee or the Security Trustee (as the case may be), being disputed in good faith with a reasonable prospect of success; or an administration order being granted or an administrative receiver or other receiver, liquidator or other similar official being appointed in relation to the Relevant Entity or in relation to the whole or any substantial part of the undertaking or assets of the Relevant Entity; or an encumbrancer taking possession of the whole or any substantial part of the undertaking or assets of the Relevant Entity, or a distress, execution, diligence or other process being levied or enforced upon or sued out against the whole or any substantial part of the undertaking or assets of the Relevant Entity and such possession or process (as the case may be) not being discharged or not otherwise ceasing to apply within 30 days; or the Relevant Entity initiating or consenting to judicial proceedings relating to itself under applicable liquidation, insolvency, composition, reorganisation or other similar laws or making a conveyance or assignment for the benefit of its creditors generally;

"**Interest Amounts**" has the meaning given to it under Condition 4(d) of the Third Issuer Notes;

"**Interest Determination Date**" means, in relation to the Third Issuer Notes:

(a) in respect of the US Notes, the date which is two London Business Days before the first day of the Interest Period for which the relevant interest rate will apply;

(b) in respect of the Sterling Notes, in respect of the first interest period, the Closing Date, and in respect of subsequent Interest Periods, the first day of the Interest Period for which the relevant interest rate will apply; and

(c) in respect of the Euro Notes, the date which is two TARGET Business Days before the first day of the Interest Period for which the relevant interest rate will apply;

"**Interest Period**" means in relation to the Third Issuer Notes the period from (and including) a Payment Date (or in respect of the first Interest Period, the Closing Date) to (but excluding) the next following (or first) Payment Date;

"**Issuer Amount**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Jersey Secured Property**" means, as the context requires, the Third Issuer Jersey Secured Property or the Funding Jersey Secured Property;

"**Jersey Security Interest**" means a Security Interest created in accordance with Jersey law pursuant to any relevant Transaction Document;

"**Junior Notes**" means, in relation to the Third Issuer, the Class C Notes;

"**Junior Noteholders**" means the holders for the time being of the Class C Notes;

"**Lead Managers**" means, in relation to the Third Issuer Notes (1) in respect of the US Notes, Lehman Brothers Inc. and Merrill Lynch Pierce Fenner & Smith and (2) in respect of the Reg S Notes, Lehman Brothers International (Europe) and Merrill Lynch International;

"**Managers**" means, in relation to the Reg S Notes, Lehman Brothers International (Europe), Merrill Lynch International, Barclays Bank PLC, Bank Brussels Lambert N.V. and UBS AG, acting through its business group UBS Warburg;

"**Master Definitions Schedule**" means the master definitions schedule signed for the purposes of identification by Brown & Wood and Clifford Chance Limited Liability Partnership on or about 26 March 2001, as has been and may be amended, restated, varied or supplemented from time to time, which is a schedule of the definitions used in the Transaction Documents;

"**Mezzanine Notes**" means, in relation to the Third Issuer, the Class B Notes;

"**Mezzanine Noteholders**" means the holders for the time being of the Class B Notes;

"**Note Certificates**" means any Global Note Certificates or Individual Note Certificates;

"**Note Determination Date**" means, in relation to the Third Issuer Notes, the Third Issuer Note Determination Date, in relation to any Previous Issuer Notes, the Distribution Date immediately preceding the relevant Payment Date and in relation to any New Notes, the Distribution Date immediately preceding the relevant Payment Date;

"**Note Enforcement Notice**" means, in relation to the Third Issuer, the Third Issuer Note Enforcement Notice, in relation to a Previous Issuer, a notice issued by the Note Trustee to such Previous Issuer and the Security Trustee on the occurrence of a Note Event of Default, declaring the Notes issued by a Previous Issuer or any class of such Notes to be due and repayable pursuant to the Conditions of such Previous Issuer Notes and in relation to any New Issuer, a notice issued by the Note Trustee to such New Issuer and the Security Trustee on the occurrence of a Note Event of Default declaring the Notes issued by such New Issuer or any class of such Notes to be due and repayable pursuant to Conditions of such New Notes;

"**Note Event of Default**" means, in relation to the Third Issuer, a Third Issuer Note Event of Default, in relation to a Previous Issuer, the occurrence of an event of default by such Previous Issuer as specified in the relevant Conditions of the Notes issued by such Previous Issuer and in relation to any New Issuer, the occurrence of an event of default by the relevant Issuer as specified in the relevant Conditions of the Notes issued by such New Issuer;

"**Noteholders**" means, in relation to the Third Issuer Notes, the Class A Noteholders, the Class B Noteholders, the Class C Noteholders and the Series 2 Class D Noteholders or any of them, in relation to any Previous Issuer Notes, the holders for the time being of such Previous Issuer Notes, and, in relation to any New Notes, the holders for the time being of such New Notes;

"**Notes**" means, in relation to the Third Issuer, the Third Issuer Notes, in relation to any Previous Issuer, such Previous Issuer Notes and, in relation to any New Issuer, the New Notes issued by such New Issuer;

"**notice**" means, in respect of notice being given to the Noteholders, a notice duly given in accordance with, in the case of the Third Issuer Notes, Condition 14 of the Third Issuer Notes, in the case of any Previous Issuer Notes, the relevant equivalent Condition of such Previous Issuer Notes or, in the case of any New Notes, the relevant equivalent Condition of such New Notes;

"**Offering Circular**" means, in relation to the Third Issuer Notes, the offering circular dated 14 March 2002 relating to the issue of the Reg S Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the offering circular relating to the Reg S Notes issued by such Previous Issuer or New Issuer including, in each case, the Prospectus attached thereto;

"**Officers' Certificate**" means with respect to any Person, a certificate signed by any director or equivalent officer of such Person. Each such certificate shall include the statements provided for in Clause 16 of the Third Issuer Trust Deed if and to the extent required by the provisions thereof;

"**Opinion of Counsel**" means an opinion in writing signed by legal counsel who shall be acceptable to the Note Trustee and who may be counsel to the Third Issuer or to an affiliate of the Third Issuer or to such other party as the Note Trustee may from time to time agree. Each such opinion shall include the statements provided for in Clause 16 of the Third Issuer Trust Deed if and to the extent required by the provisions hereof;

"**Paying Agent and Agent Bank Agreement**" means, in relation to the Third Issuer, the Third Issuer Paying Agent and Agent Bank Agreement, in relation to any Previous Issuer, the paying agent and agent bank agreement with respect to such Previous Issuer, and, in relation to any New Issuer, the paying agent and agent bank agreement as defined in the Issuer Master Definitions Schedule relating to such New Issuer;

"**Paying Agents**" means the Principal Paying Agent and the US Paying Agent initially appointed as paying agents pursuant to the Third Issuer Paying and Agent Bank Agreement or, if applicable, any successor paying agents;

"**Payment Date**" means:

(a) in relation to the Notes (other than the Series 3 Class A Notes) the twentieth day of July, October, January and April in each year, beginning in July 2002;

(b) in relation to the Series 3 Class A Notes, the twentieth day of April in each year (beginning in April 2003) up to and including the earliest of (i) the Payment Date in April 2007, (ii) the occurrence of a Trigger Event or (iii) enforcement of the Third Issuer Security, and thereafter the twentieth day of July, October, January and April in each year, beginning with the first such date to occur following such earliest event to occur,

or, in both of the preceding cases, if such day is not a Business day, the next succeeding Business day;

"**Pool Factor**" has the meaning specified in Condition 5(C) of the Third Issuer Notes;

"**Potential Third Issuer Event of Default**" has the same meaning as '**Potential Note Event of Default**";

"**Preliminary Offering Circular**" means, in relation to the Third Issuer Notes, the preliminary offering circular dated 1 March 2002 relating to the Reg S Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the preliminary offering circular relating to the Reg S Notes issued by such Previous Issuer or New Issuer including, in each case, the Preliminary Prospectus attached thereto;

"**Preliminary Prospectus**" means, in relation to the Third Issuer Notes, the preliminary prospectus dated 1 March 2002 relating to the US Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the preliminary prospectus relating to the US Notes issued by such Previous Issuer or New Issuer;

"**Principal Amount Outstanding**" in relation to the Third Issuer Notes, has the meaning set out in Condition 5(C) of the Third Issuer Notes, in relation to any Previous Issuer Notes, has the meaning set out in the Conditions of such Previous Issuer Notes, and in relation to any New Notes, has the meaning set out in the Conditions of such New Notes;

"**Principal Paying Agent**" means in relation to the Third Issuer Notes, Citibank, N.A., whose principal office is 5 Carmelite Street, London EC4Y 0PA, in its capacity as principal paying agent at its specified office initially appointed as a principal paying agent pursuant to the Third Issuer Principal Paying and Agent Bank Agreement or, if applicable, any successor principal paying agent at its specified office;

"**Prospectus**" means, in relation to the Third Issuer Notes, the prospectus dated 14 March 2002 relating to the US Notes and, in relation to Notes issued by any Previous Issuer or New Issuer, the prospectus relating to the US Notes issued by such Previous Issuer or New Issuer;

"**Proxy**" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"**Rate of Interest**" in relation to the Third Issuer Notes, has the meaning given in Condition 4 of the Third Issuer Notes, in relation to any Previous Issuer Notes, has the meaning set out in the Conditions of such Previous Issuer Notes and, in relation to any New Notes, has the meaning set out in the Conditions of such New Notes;

"**Rating Agencies**" means S&P, Moody's and Fitch, and "**Rating Agency**" means any of them;

"**Record Date**" means the fifteenth day before the due date for any payment on the Notes;

"**Reference Banks**" means the principal London office of each of Citibank N.A., ABN AMRO Bank N.V., Barclays Bank plc and JPMorgan Chase Bank or any bank that replaces such bank;

"**Reference Lenders** " has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Register**" means the register of Noteholders kept by the Registrar and which records the identity of each Noteholder and the number of Notes that each Noteholder owns;

"**Registrar**" in respect of the Third Issuer Notes, means Citibank, N.A., acting through its office at 5 Carmelite Street, London EC4Y 0PA appointed initially pursuant to the Third Issuer Paying Agent and Agent Bank Agreement or, if applicable, any successor registrar at its specified office, and procured by the Third Issuer to maintain the Register;

"**Registration Statement**" means the registration statement on Form S-11 (No. 333-83194) as filed with the SEC;

"**Regulation S Legend**" has the meaning given to it in Section 16 of Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement;

"**Regulations**" means as the context may require either (i) the Unfair Terms in Consumer Contracts Regulations 1999 and/or, as applicable, the Unfair Terms in Consumer Contracts Regulations 1994 or (ii) the Regulations set out in Schedule 2 to the Third Issuer Paying Agent and Agent Bank Agreement;

"**Relevant Margin**" has the meaning specified in Condition 4 of the Third Issuer Notes;

"**Relevant Note**" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"**Relevant Screen Rate**" has the meaning specified in Condition 4 of the Third Issuer Notes;

"**Representative**" has the meaning specified in Schedule 4 to the Third Issuer Trust Deed;

"**Security Documents**" means the Third Issuer Deed of Charge, the Funding Deed of Charge and each Deed of Accession entered into pursuant to the Funding Deed of Charge and any other security document entered into pursuant to any of the foregoing;

"**Senior Notes**" means, in relation to the Third Issuer, the Class A Notes;

"**Senior Noteholders**" means the holders for the time being of the Class A Notes;

"**Series 1 Class A1 Dollar Currency Swap**" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class A1 Notes in Dollars;

"**Series 1 Class A2 Dollar Currency Swap**" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class A2 Notes in Dollars;

"**Series 1 Class A1 Dollar Currency Swap Provider**" means the Third Issuer Dollar Currency Swap Provider;

"**Series 1 Class A2 Dollar Currency Swap Provider**" means the Third Issuer Dollar Currency Swap Provider;

"**Series 1 Class A1 Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 1 Class A1 Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 1 Class A2 Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 1 Class A2 Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 1 Class A Global Note Certificates**" means the Series 1 Class A1 Global Note Certificate and the Series 1 Class A2 Global Note Certificate and the "**Series 1 Class A Global Note Certificate**" means any one of them;

"**Series 1 Class A Noteholders**" means the Series 1 Class A1 Noteholders and the Series 1 Class A2 Noteholders or any of them;

"**Series 1 Class A1 Noteholders**" means the holders for the time being of the Series 1 Class A1 Notes;

"**Series 1 Class A2 Noteholders**" means the holders for the time being of the Series 1 Class A2 Notes;

"**Series 1 Class A Notes**" means the Series 1 Class A1 Notes and the Series 2 Class A2 Notes or any of them;

"**Series 1 Class A1 Notes**" means the notes in the denominations of $10,000 or $100,000 comprising the $704,200,000 Floating Rate Notes Due October 2016 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 1 Class A1 Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 1 Class A1 Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 1 Class A2 Notes**" means the notes in the denominations of $10,000 or $100,000 comprising the $1,274,400,000 Floating Rate Notes Due July 2019 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 1 Class A2 Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 1 Class A2 Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 1 Class B Dollar Currency Swap**" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction, which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class B Notes in Dollars;

"**Series 1 Class B Dollar Currency Swap Provider**" means the Third Issuer Dollar Currency Swap Provider;

"**Series 1 Class B Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 1 Class B Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 1 Class B Noteholders**" means the holders for the time being of the Series 1 Class B Notes;

"**Series 1 Class B Notes**" means the notes in the denominations of $10,000 or $100,000 comprising the $69,700,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 1 Class B Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Form of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 1 Class B Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 1 Class C Dollar Currency Swap**" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transaction, which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 1 Class C Notes in Dollars;

"**Series 1 Class C Dollar Currency Swap Provider**" means the Third Issuer Dollar Currency Swap Provider;

"**Series 1 Class C Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 1 Class C Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 1 Class C Noteholders**" means the holders for the time being of the Series 1 Class C Notes;

"**Series 1 Class C Notes**" means the notes in the denominations of $10,000 or $100,000 comprising the $96,500,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and includes any replacement Series 1 Class C Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 1 Class C Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 1 Global Note Certificates**" means collectively the Series 1 Class A Global Note Certificates, the Series 1 Class B Global Note Certificate and the Series 1 Class C Global Note Certificate and "**Series 1 Global Note Certificate**" means any one of them;

"**Series 1 Notes**" means collectively the Series 1 Class A Notes, the Series 1 Class B Notes and the Series 1 Class C Notes;

"**Series 2 Class A Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 2 Class A Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 2 Class A Noteholders**" means the holders for the time being of the Series 2 Class A Notes;

"**Series 2 Class A Notes**" means the notes in the denominations of £10,000 or £100,000 comprising the £460,000,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 2 Class A Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 2 Class A Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 2 Class B Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 2 Class B Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 2 Class B Noteholders** " means the holders for the time being of the Series 2 Class B Notes;

"**Series 2 Class B Notes**" means the notes in the denominations of £10,000 or £100,000 each comprising the £16,200,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 2 Class B Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 2 Class B Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 2 Class C Global Note Certificate** means the Global Note Certificate to be issued in respect of the Series 2 Class C Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 2 Class C Noteholders**" means the holders for the time being of the Series 2 Class C Notes;

"**Series 2 Class C Notes**" means the notes in the denominations of £10,000 or £100,000 comprising the £22,500,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 2 Class C Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 2 Class C Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 2 Class D Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 2 Class D Global Notes pursuant to Clause 3.1 (*Global Note Certificates)* of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed

"**Series 2 Class D Noteholders**" means the holders for the time being of the Series 2 Class D Notes;

"**Series 2 Class D Notes**" means the notes in denominations of £10,000 or £100,000 comprising the £15,000,000 Floating Rate Notes due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, on as the case may be a specific number thereof and including any replacement Series 2 Class D Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates)* and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 2 Class D Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 2 Global Note Certificates**" means collectively the Series 2 Class A Global Note Certificate, the Series 2 Class B Global Note Certificate, the Series 2 Class C Global Note Certificate and the Series 2 Class D Global Note Certificate and "**Series 2 Global Note Certificate**" means any one of them;

"**Series 2 Notes**" means collectively the Series 2 Class A Notes, the Series 2 Class B Notes, the Series 2 Class C Notes and the Series 2 Class D Notes;

"**Series 3 Class A Annual Payment Date**" means the twentieth day of April in each year until the earlier of (i) the twentieth day of April 2007, (ii) the occurrence of a Trigger Event, or (iii) enforcement of the Third Issuer Security in accordance with the Third Issuer Deed of Charge, and thereafter the twentieth day of July, October, January and April in each year, beginning with the first such date to occur following such earliest event to occur, or if any such day is not a Business Day, the next Succeeding Business Day.

"**Series 3 Class A Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 3 Class A Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 3 Class A Euro Currency Swap**" means, in relation to the Third Issuer, the Sterling-Euro currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 3 Class A Notes in Euros;

"**Series 3 Class A Noteholders**" means the holders for the time being of the Series 3 Class A Notes;

"**Series 3 Class A Notes**" means the notes in the denominations of €10,000 or €100,000 comprising the €600,000,000 Fixed/Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 3 Class A Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 3 Class A Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 3 Class A Quarterly Payment Date**" means the twentieth day of January, April, July and October in each year or, if any such day is not a Business Day, the next Business Day beginning in April 2003;

"**Series 3 Class B Global Note Certificate**" means the Global Note Certificate to be issued in respect of the Series 3 Class B Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 3 Class B Euro Currency Swap**" means, in relation to the Third Issuer, the Sterling-Euro currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 3 Class B Notes in Euros;

"**Series 3 Class B Noteholders** " means the holders for the time being of the Series 3 Class B Notes;

"**Series 3 Class B Notes**" means the notes in the denominations of €10,000 or €100,000 each comprising the €21,100,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 3 Class B Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 3 Class B Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 3 Class C Global Note Certificate** means the Global Note Certificate to be issued in respect of the Series 3 Class C Notes pursuant to Clause 3.1 (*Global Note Certificates*) of the Third Issuer Trust Deed in the form or substantially in the form set out in Schedule 1 of the Third Issuer Trust Deed;

"**Series 3 Class C Euro Currency Swap**" means, in relation to the Third Issuer, the Sterling-Euro currency swap transaction which enables the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Series 3 Class C Notes in Euros;

"**Series 3 Class C Noteholders**" means the holders for the time being of the Series 3 Class C Notes;

"**Series 3 Class C Notes**" means the notes in the denominations of €10,000 or €100,000 comprising the €29,300,000 Floating Rate Notes Due April 2042 constituted by the Third Issuer Trust Deed in or substantially in the forms set out in Schedules 1 and 2 thereto and for the time being outstanding or, as the case may be, a specific number thereof and including any replacement Series 3 Class C Notes issued pursuant to Condition 13 and (except for the purposes of Clause 3.1 (*Global Note Certificates*) and Clause 3.2 (*Forms of Global Note Certificates*) of the Third Issuer Trust Deed) the Series 3 Class C Global Note Certificate for so long as it has not been exchanged in accordance with the terms thereof;

"**Series 3 Global Note Certificates**" means collectively the Series 3 Class A Global Note Certificate, the Series 3 Class B Global Note Certificate and the Series 3 Class C Global Note Certificate and "**Series 3 Global Note Certificate**" means any one of them;

"**Series 3 Notes**" means collectively the Series 3 Class A Notes, the Series 3 Class B Notes and the Series 3 Class C Notes;

"**Special Notes**" means, in relation to the Third Issuer, the Class D Notes;

"**Special Noteholders**" means the holders for the time being of the Class D Notes;

"**Specified Office**" means, as the context may require, in relation to any of the Agents, the office specified against the name of such Agent in the Third Issuer Paying Agent and Agent Bank Agreement or such other specified notice as may be notified to the Third Issuer and the Note Trustee pursuant to the Third Issuer Paying Agent and Agent Bank Agreement;

"**Step-up Date**" means the Payment Date in respect of an Issuer on which the interest rate on the Notes issued by such Issuer increases by a pre-determined amount following the payment made by such Issuer on such Payment Date, which date in respect of the Third Issuer is the Payment Date occurring in April 2007;

"**Sterling Notes**" means, in relation to the Third Issuer, the Series 2 Notes and, in relation to any Previous Issuer or New Issuer, the Notes issued by such Previous Issuer or New Issuer in Sterling;

"**Subordinated Principal Test**":

(1) in respect of the Third Issuer Notes, means the test which is satisfied (1) on any Payment Date occurring on or after the fourth anniversary of the Closing Date; and (2) on any Payment Date on which (a) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at that Payment Date over the aggregate Principal Amount Outstanding of the Third Issuer Notes as at that Payment Date is greater than (b) the product of (i) 2 and (ii) the percentage equal to the aggregate Principal Amount Outstanding of the Class B Notes and the Class C Notes as at the Closing Date over the aggregate Principal Amount Outstanding of the Third Issuer Notes as at the Closing Date; or

(2) in respect of any Previous Issuer Notes, has the meaning given to it in the Issuer Master Definitions Schedule relating to that Previous Issuer;

(3) in respect of any New Notes issued by any New Issuer, has the meaning given to it in the Issuer Master Definitions Schedule relating to that New Issuer;

"**Swap Provider Amount**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Telerate Page No. 3750**" means the display designated as Page 3750 on the Dow-Jones/Telerate Monitor Service (or such other page as may replace Telerate Page No. 3750 on that service or such other service as may be nominated by the British Bankers' Association (including the Reuters Screen) as the information vendor for the purposes of displaying British Bankers' Association Interest Settlement Rates for deposits in the currency concerned);

"**Third Issuer**" means Granite Mortgages 02-1 plc, a company incorporated with limited liability under the laws of England and Wales, registered number 4340767;

"**Third Issuer Account Bank**" means the bank at which the Third Issuer Bank Accounts are maintained from time to time, Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, or any other Authorised Entity appointed by the Third Issuer in accordance with the Third Issuer Transaction Documents;

"**Third Issuer Available Principal Receipts**" means:

(1) prior to enforcement of the Third Issuer Security, in respect of any Payment Date the sum calculated by the Third Issuer Cash Manager on the Distribution Date immediately preceding such Payment Date equal to:

(a) all principal amounts repaid by Funding to the Third Issuer under the Third Issuer Intercompany Loan during the period from (but excluding) the immediately preceding Payment Date to (and including) such Payment Date; and

(b) all Third Issuer Available Revenue Receipts which are to be used on that Payment Date to credit any Third Issuer Principal Deficiency Sub Ledger,

Less

(c) the aggregate amount of all Third Issuer Principal Receipts to be applied on the relevant Payment Date to pay items (A) through (E), (G) or (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments; and

(2) following enforcement of the Third Issuer Security, in respect of any Payment Date the sum calculated by or on behalf of the Note Trustee on the Distribution Date immediately preceding such Payment Date as the amount to be repaid by the Third Issuer under the Third Issuer Intercompany Loan during the relevant Interest Period and/or the sum otherwise recovered by the Note Trustee (or the Receiver appointed on its behalf) representing the Principal Amount Outstanding of the Notes;

"**Third Issuer Available Revenue Receipts**" for the Third Issuer in respect of any Payment Date will be an amount equal to the sum of (1) interest, fees and any other amount (not including principal), if any, paid by Funding on the relevant Payment Date under the terms of the Third Issuer Intercompany Loan Agreement, (2) other net income of the Third Issuer (not otherwise included in (1) above or (3) below) including amounts received by the Third Issuer under the Third Issuer Swap Agreements on the relevant Payment Date (other than any early termination amounts received by the Third Issuer under the Third Issuer Swap Agreements), (3) interest payable on the Third Issuer Bank Accounts and any income from Authorised Investments made with funds standing to the credit of the Third Issuer Bank Accounts, in each case which has been or will be received on or before the relevant Payment Date; (4) (only to the extent required after making the relevant calculations set out in the Third Issuer Cash Management Agreement), the amount of Third Issuer Principal Receipts (if any) which are to be applied on the relevant Payment Date to pay items (A) through (E), (G) and/or (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments;

"**Third Issuer Bank Account Agreement**" means the bank account agreement dated on or about the Closing Date between the Third Issuer, the Seller, the Third Issuer Cash Manager, the Third Issuer Account Bank and the Note Trustee;

"**Third Issuer Bank Accounts**" means the Third Issuer Transaction Accounts and also includes any additional or replacement bank account opened in the name of the Third Issuer from time to time with the prior written consent of the Note Trustee and the Rating Agencies;

"**Third Issuer Basis Rate Swap**" means the swap transaction documented under the Third Issuer Basis Rate Swap Agreement;

"**Third Issuer Basis Rate Swap Agreement**" means the ISDA Master Agreement, Schedule and Confirmation thereto each entered into on or about the Closing Date among the Third Issuer, the Third Issuer Basis Rate Swap Provider and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement basis rate swap agreement entered into by the Third Issuer from time to time in accordance with the Transaction Documents;

"**Third Issuer Basis Rate Swap Provider**" means Northern Rock and/or, as applicable, any other basis rate swap provider appointed from time to time by the Third Issuer in accordance with the Third Issuer Transaction Documents;

"**Third Issuer Cash Management Agreement**" means the cash management agreement entered into on or about the Closing Date between the Third Issuer Cash Manager, the Third Issuer and the Note Trustee, as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement cash management agreement entered into by the Third Issuer from time to time in connection with the Third Issuer Notes;

"**Third Issuer Cash Management Services**" means the services to be provided to the Third Issuer and the Note Trustee by the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement;

"**Third Issuer Cash Manager**" means Northern Rock acting pursuant to the Third Issuer Cash Management Agreement as agent for the Third Issuer and the Note Trustee in managing all cash transactions and maintaining certain ledgers on behalf of the Third Issuer;

"**Third Issuer Cash Manager Termination Event**" means any of the events specified in paragraphs (a) through (c) of Clause 12.1 of the Third Issuer Cash Management Agreement;

"**Third Issuer Charged Property**" means the property, assets and undertakings of the Third Issuer which from time to time are or are expressed to be mortgaged, charged, assigned, pledged or otherwise encumbered to, or in favour of, the Note Trustee for itself and for the Third Issuer Secured Creditors under the Third Issuer Deed of Charge or any other Third Issuer Transaction Document;

"**Third Issuer Conditions**" or "**Third Issuer Terms and Conditions**" means the terms and conditions to be endorsed on the Third Issuer Notes, substantially in the form set out in Schedule 3 to the Third Issuer Trust Deed, as any of the same may be amended, varied or restated in accordance with the provisions of the Third Issuer Trust Deed, and any reference to a numbered Condition shall be construed accordingly;

"**Third Issuer Corporate Services Agreement**" means the corporate services agreement entered into on or before the Closing Date between, *inter alia*, the Third Issuer Corporate Services Provider, Holdings, the Third Issuer Post Enforcement Call Option Holder, the Third Issuer and Northern Rock for the provision by the Third Issuer Corporate Services Provider of certain corporate services with respect to Holdings, the Third Issuer Post Enforcement Call Option Holder and the Third Issuer as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement corporate services agreement entered into by such parties from time to time in accordance with the Third Issuer Transaction Documents;

"**Third Issuer Corporate Services Provider**" means in relation to any of the Third Issuer, Holdings or the Third Issuer Post Enforcement Call Option Holder, Law Debenture Corporate Services Limited or such other person or persons for the time being acting as corporate services provider under the Third Issuer Corporate Services Agreement;

"**Third Issuer Currency Swaps**" means the Third Issuer Dollar Currency Swaps and the Third Issuer Euro Currency Swaps;

"**Third Issuer Currency Swap Agreements**" means the Third Issuer Dollar Currency Swap Agreement and the Third Issuer Euro Currency Swap Agreement;

"**Third Issuer Currency Swap Providers**" means the Third Issuer Dollar Currency Swap Provider and the Third Issuer Euro Currency Swap Provider;

"**Third Issuer Deed of Accession**" means the deed of accession entered into on or about the Closing Date between Funding, the Security Trustee, the Third Issuer, the Third Issuer Start-Up Loan Provider and others whereby, among other things, the Third Issuer and the Third Issuer Start-Up Loan Provider accede to the provisions of the Funding Deed of Charge;

"**Third Issuer Deed of Charge**" means the deed of charge entered into on or about the Closing Date between the Third Issuer, the Note Trustee, the Third Issuer Swap Providers, the Third Issuer Corporate Services Provider, the Third Issuer Account Bank, the Third Issuer Cash Manager, the Principal Paying Agent and the other Agents appointed pursuant to the Third Issuer Paying Agent and Agent Bank Agreement as may be amended, restated, varied or supplemented from time in accordance with the Third Issuer Transaction Documents;

"**Third Issuer Dollar Account**" means the account of the Third Issuer (account number 10408158) held with the Third Issuer Account Bank, denominated in U.S. Dollars and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, or any additional or replacement account denominated in U.S. Dollars as may for the time being be in place with the prior consent of the Note Trustee;

"**Third Issuer Dollar Currency Swap Agreement**" means the ISDA Master Agreement, Schedule and Confirmations thereto entered into on or about the Closing Date among the Third Issuer, the Third Issuer Dollar Currency Swap Provider and the Note Trustee, as may be amended, restated varied or supplemented from time to time and shall include any additional and/or replacement currency swap agreement entered into by the Third Issuer from time to time in connection with the Third Issuer Notes;

"**Third Issuer Dollar Currency Swap Provider**" means Credit Suisse First Boston International as swap counterparty to the Third Issuer under the Third Issuer Dollar Currency Swap Agreement;

"**Third IssuerDollar Currency Swap Rates**" means, in relation to the Third Issuer Notes, the rates at which Dollars are converted to Sterling or, as the case may be, Sterling is converted to Dollars pursuant to the applicable Third Issuer Dollar Currency Swap or, if there is no relevant Third Issuer Dollar Currency Swap Agreement in effect at such time, in relation to such class of Notes, the "spot" rate at which Dollars are converted to Sterling or, as the case may be, Sterling is converted to Dollars, on the foreign exchange markets;

"**Third Issuer Dollar Currency Swaps**" means, in relation to the Third Issuer, the Sterling-Dollar currency swap transactions which enable the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Dollar Notes in Dollars;

"**Third Issuer Euro Account**" means the account of the Third Issuer (account number 10408174) held with the Third Issuer Account Bank, denominated in Euro and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, or any additional or replacement account denominated in Euro as may for the time being be in place with the prior consent of the Note Trustee;

"**Third Issuer Euro Currency Swap Agreement**" means the ISDA Master Agreement, Schedule and Confirmations thereto entered into on or about the Closing Date among the Third Issuer, the Third Issuer Euro Currency Swap Provider and the Note Trustee, as may be amended, restated varied or supplemented from time to time and shall include any additional and/or replacement currency swap agreement entered into by the Third Issuer from time to time in connection with the Third Issuer Notes;

"**Third Issuer Euro Currency Swap Provider**" means Credit Suisse First Boston International as swap counterparty to the Third Issuer under the Third Issuer Euro Currency Swap Agreement;

"**Third Issuer Euro Currency Swap Rates**" means, in relation to the Third Issuer Notes, the rates at which Euro is converted to Sterling or, as the case may be, Sterling is converted to Euro pursuant to the applicable Third Issuer Euro Currency Swap or, if there is no relevant Third Issuer Euro Currency Swap Agreement in effect at such time, in relation to such class of Notes, the "spot" rate at which Euro is converted to Sterling or, as the case may be, Sterling is converted to Euro, on the foreign exchange markets;

"**Third Issuer Euro Currency Swaps**" means, in relation to the Third Issuer, the Sterling-Euro currency swap transactions which enable the Third Issuer to receive and pay amounts under the Third Issuer Intercompany Loan in Sterling and to receive and pay amounts under the Euro Notes in Euro;

"**Third Issuer Event of Default**" means a Third Issuer Note Event of Default;

"**Third Issuer Income Deficit**" means the amount of the shortfall between Third Issuer Available Revenue Receipts and the amounts required to pay items (A) through (E) (inclusive) and (G) and (I) of the Third Issuer Pre-Enforcement Revenue Priority of Payments;

"**Third Issuer Intercompany Loan**" means the loan made by the Third Issuer to Funding on or about the Closing Date pursuant to the Third Issuer Intercompany Loan Agreement;

"**Third Issuer Intercompany Loan Agreement**" means together the Third Issuer Intercompany Loan Confirmation and the Intercompany Loan Terms and Conditions;

"**Third Issuer Intercompany Loan Confirmation**" means the loan confirmation in respect of the Third Issuer Intercompany Loan Agreement entered into on or about the Closing Date and made between Funding, the Third Issuer, the Security Trustee and the Third Issuer Agent Bank;

"**Third Issuer Intercompany Loan Event of Default**" means the occurrence of an Intercompany Loan Event of Default as specified in the Third Issuer Intercompany Loan Agreement;

"**Third Issuer Jersey Enforcement Notice**" has the meaning given to it in Clause 3 of the Third Issuer Deed of Charge;

"**Third Issuer Jersey Secured Property**" means, at any time, the Third Issuer Charged Property which is situated in Jersey at such time;

"**Third Issuer Ledgers**" means the Third Issuer Revenue Ledger, the Third Issuer Principal Ledger, the Current Issuer Reserve Fund Ledger, the Current Issuer Liquidity Reserve Ledger and the Third Issuer Principal Deficiency Ledger and any other ledger required to be maintained pursuant to the Third Issuer Cash Management Agreement;

"**Third Issuer Master Definitions Schedule**" means this master definitions schedule relating to the Third Issuer and the Third Issuer Transaction Documents signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on or about the Closing Date, as the same may be amended, restated and supplemented from time to time;

"**Third Issuer Note Determination Date**" means the Distribution Date immediately preceding each Payment Date;

"**Third Issuer Note Enforcement Notice**" means a notice issued by the Note Trustee to the Third Issuer and the Security Trustee declaring any of the Third Issuer Notes to be due and repayable pursuant to Condition 9 of the Third Issuer Notes;

"**Third Issuer Note Event of Default**" means the occurrence of an event of default by the Third Issuer as specified in Condition 9 of the Third Issuer Notes;

"**Third Issuer Notes**" means the US Notes and Reg S Notes issued by the Third Issuer or any of them as the context may require;

"**Third Issuer Paying Agent and Agent Bank Agreement**" means the paying agent and agent bank agreement to be entered into on or about the Closing Date between, *inter alios*, the Third Issuer, the Note Trustee, the Principal Paying Agent, the US Paying Agent and the other Agents and any other agreement for the time being in force appointing successor agents and shall include any additional and/or replacement paying agent and agent bank agreement entered into by the Third Issuer from time to time in accordance with the Transaction Documents;

"**Third Issuer Post-Enforcement Call Option Agreement**" means the post-enforcement call option agreement to be entered into on or about the Closing Date between the Third Issuer, the Third Issuer Post-Enforcement Call Option Holder and the Note Trustee;

Third Issuer Post-Enforcement Call Option Holder" means GPCH Limited, a company incorporated with limited liability under the laws of England and Wales, registered number 4128437, or such other person or persons for the time being acting as post-enforcement call option holder under the Third Issuer Post-Enforcement Call Option Agreement;

"**Third Issuer Post-Enforcement Priority of Payments**" means the order of priority of payments in which Third Issuer Available Revenue Receipts, Third Issuer Available Principal Receipts and all other monies and proceeds received or recovered by or on behalf of the Third Issuer or the Note Trustee or any Receiver will be applied following enforcement of the Third Issuer Security and as set out in Schedule 2 to the Third Issuer Deed of Charge (as the same may be amended or varied from time to time in accordance with the Third Issuer Transaction Documents);

"**Third Issuer Potential Note Event of Default**" means any condition, event or act which with the lapse of time and/or the giving of any notice and/or determination of materiality and/or fulfilment of any similar condition would constitute a Third Issuer Note Event of Default;

"**Third Issuer Pre-Enforcement Principal Priority of Payments**" means the order of priority of payments in which the Third Issuer Available Principal Receipts will be applied until enforcement of the Third Issuer Security as set out in Schedule 2 to the Third Issuer Cash Management Agreement (as the same may be amended or varied from time to time in accordance with the Third Issuer Transaction Documents);

"**Third Issuer Pre-Enforcement Priority of Payments**" means, as applicable, any of the Third Issuer Pre-Enforcement Revenue Priority of Payments or the Third Issuer Pre-Enforcement Principal Priority of Payments;

"**Third Issuer Pre-Enforcement Revenue Priority of Payments**" means the order of priority of payments in which the Third Issuer Available Revenue Receipts will be applied until enforcement of the Third Issuer Security as set out in Schedule 2 to the Third Issuer Cash Management Agreement (as the same may be amended or varied from time to time in accordance with the Third Issuer Transaction Documents);

"**Third Issuer Principal Deficiency Ledger**" means the ledger maintained by the Third Issuer Cash Manager in the name of the Third Issuer which will be established on the Closing Date and will be sub-divided into sub ledgers corresponding to the Class A Notes, the Class B Notes and the Class C Notes in order to record Losses on Mortgage Loans allocated to the Third Issuer Intercompany Loan which are to be applied to such Third Issuer Notes (other than the Series 2 Class D Notes), the application of Third Issuer Available Principal Receipts in paying interest on such Third Issuer Notes (other than the Series 2 Class D Notes) and certain amounts ranking in priority thereto in accordance with the Third Issuer Pre-Enforcement Revenue Priority of Payments and the application by Funding of Issuer Allocable Principal Receipts of the Third Issuer to fund or replenish the Current Issuer Liquidity Reserve Fund (if any);

"**Third Issuer Principal Deficiency Sub Ledger**" means any of the Class A Principal Deficiency Sub Ledger, the Class B Principal Deficiency Sub Ledger or the Class C Principal Deficiency Sub Ledger;

"**Third Issuer Principal Ledger**" means the ledger maintained by the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement to record the Third Issuer Principal Receipts standing to the credit of each of the Third Issuer Transaction Accounts from time to time;

"**Third Issuer Principal Receipts**" means on any Payment Date principal amounts repaid by Funding in respect of the Third Issuer Intercompany Loan on such Payment Date;

"**Third Issuer Priority of Payments**" means, as applicable, any of the Third Issuer Pre-Enforcement Revenue Priority of Payments, the Third Issuer Pre-Enforcement Principal Priority of Payments or the Third Issuer Post-Enforcement Priority of Payments;

"**Third Issuer Revenue Ledger**" means the ledger maintained by the Third Issuer Cash Manager pursuant to the Third Issuer Cash Management Agreement to record the Third Issuer Revenue Receipts standing to the credit of the Third Issuer Transaction Accounts from time to time;

"**Third Issuer Revenue Receipts**" means for the Third Issuer in respect of any Payment Date an amount equal to the sum of (1) interest, fees and any other amount (not including principal), if any, paid by Funding on such Payment Date under the terms of the Third Issuer Intercompany Loan Agreement; (2) other net income of the Third Issuer (not otherwise included in (1) above or (3) below) including amounts received by the Third Issuer under the Third Issuer Swap Agreements on the such Payment Date (other than any early termination amounts received by the Third Issuer under the Third Issuer Swap Agreements) (3) interest received on the Third Issuer Bank Accounts and any income from Authorised Investments made with funds standing to the credit of the Third Issuer Bank Accounts, in each case which has been or will be received on or before such Payment Date; (in each case for the avoidance of doubt not including amounts received in respect of principal);

"**Third Issuer Secured Creditors** " means the Note Trustee (and any Receiver appointed pursuant to the Third Issuer Deed of Charge), the Third Issuer Swap Providers, the Third Issuer Corporate Services Provider, the Third Issuer Account Bank, the Third Issuer Cash Manager, the Paying Agents, the Agent Bank, the Registrar, the Transfer Agent and the Noteholders;

"**Third Issuer Secured Obligations**" means any and all of the monies, obligations and liabilities which the Third Issuer covenants to pay or discharge under or pursuant to Clause 2 of the Third Issuer Deed of Charge and all other amounts owed by it to the Third Issuer Secured Creditors under and pursuant to the Third Issuer Transaction Documents;

"**Third Issuer Security**" means the security granted by the Third Issuer under or pursuant to the Third Issuer Deed of Charge in favour of the Note Trustee for the benefit of the Third Issuer Secured Creditors;

"**Third Issuer Start-up Loan**" means the start-up loan that the Third Issuer Start-up Loan Provider shall make available to Funding pursuant to the Third Issuer Start-up Loan Agreement;

"**Third Issuer Start-up Loan Agreement**" means the agreement entered into on or about the Closing Date between Funding, the Third Issuer Start-up Loan Provider and the Security Trustee relating to the provision of the Third Issuer Start-up Loan to Funding as may be amended, restated, varied or supplemented from time to time and shall include any additional and/or replacement start-up loan agreement entered into by such parties in accordance with the Third Issuer Transaction Documents;

"**Third Issuer Start-up Loan Provider**" means Northern Rock, in its capacity as provider of the Third Issuer Start-up Loan and/or such other person or persons for the time being the lender under the Third Issuer Start-up Loan Agreement;

"**Third Issuer Sterling Account**" means the account of the Third Issuer (sort code 18-50-08, account number 10408166) held with the Third Issuer Account Bank, denominated in Sterling and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge, or any additional or replacement account denominated in Sterling as may for the time being be in place with the prior consent of the Note Trustee;

"**Third Issuer Subscription Agreement**" means with respect to the Third Issuer Notes, the subscription agreement relating to the sale of the Reg S Notes, dated 14 March 2002 between the Third Issuer, Funding, the Mortgages Trustee, Lehman Brothers International (Europe), Merrill Lynch International and the other Managers;

"**Third Issuer Swap Agreements**" means the Third Issuer Basis Rate Swap Agreement, the Third Issuer Dollar Currency Swap Agreement and the Third Issuer Euro Currency Swap Agreement and "**Third Issuer Swap Agreement**" means any one of them;

"**Third Issuer Swap Providers**" means the Third Issuer Basis Rate Swap Provider, the Third Issuer Dollar Currency Swap Provider and the Third Issuer Euro Currency Swap Provider and "**Third Issuer Swap Provider**" means any one of them;

"**Third Issuer Transaction Accounts**" means the day to day bank accounts of the Third Issuer, held with the Third Issuer Account Bank and comprising the Third Issuer Euro Account, the Third Issuer Sterling Account and the Third Issuer Dollar Account as at the Closing Date, or any other account of the Third Issuer that may be opened, with the prior approval of the Note Trustee, after the Closing Date, and maintained subject to the terms of the Third Issuer Bank Account Agreement and the Third Issuer Deed of Charge;

"**Third Issuer Transaction Document**" means any of the following documents:

(a) the Third Issuer Subscription Agreement;

(b) the Third Issuer Underwriting Agreement;

(c) the Third Issuer Intercompany Loan Agreement;

(d) the Third Issuer Deed of Charge;

(e) the Third Issuer Deed of Accession;

(f) the Third Issuer Basis Rate Swap Agreement;

(g) the Third Issuer Dollar Currency Swap Agreement;

(h) the Third Issuer Euro Currency Swap Agreement;

(i) the Third Issuer Trust Deed;

(j) the Third Issuer Paying Agent and Agent Bank Agreement;

(k) the Third Issuer Cash Management Agreement;

(l) the Third Issuer Post-Enforcement Call Option Agreement;

(m) the Third Issuer Bank Account Agreement;

(n) the Third Issuer Notes;

(o) the Third Issuer Corporate Services Agreement

(p) the Third Issuer Start-up Loan Agreement; and

(q) each other document entered into or to be entered into by the Third Issuer pursuant to or in connection with any of the above documents (including any agreement entered into by the Third Issuer as a replacement of any of the above agreements upon the termination thereof);

"**Third Issuer Trust Deed**" means the trust deed entered into on or about the Closing Date between the Third Issuer and the Note Trustee constituting the Third Issuer Notes;

"**Third Issuer Underwriting Agreement**" means in relation to the Third Issuer Notes, the underwriting agreement relating to the sale of the US Notes, dated 14 March 2002, among the Third Issuer, Funding, the Mortgages Trustee, Lehman Brothers Inc., Merrill Lynch Pierce Fenner & Smith and the other Underwriters;

"**Three Month LIBOR**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Transaction Document**" means any of the following documents:

(a) the Mortgages Trust Deed;

(b) the Mortgage Sale Agreement;

(c) the Funding Deed of Charge;

(d) the Administration Agreement;

(e) the Cash Management Agreement;

(f) the Funding Guaranteed Investment Contract;

(g) the Mortgages Trustee Guaranteed Investment Contract;

(h) the Bank Account Agreement;

(i) the Collection Bank Agreement;

(j) the Share Trust Deed;

(k) each Corporate Services Agreement; and

(l) the Third Issuer Transaction Documents;

"**Transfer Agent**" means Citibank, N.A., acting through its Specified Office at 5 Carmelite Street, London EC4Y 0PA, and initially appointed by the Third Issuer under the Third Issuer Paying Agent and Agent Bank Agreement to administer the transfer of Third Issuer Notes, or such other person for the time being acting as Transfer Agent under the Third Issuer Paying Agent and Agent Bank Agreement;

"**Trust Deed**" means, in relation to the Third Issuer, the Third Issuer Trust Deed and, in relation to any Previous Issuer or New Issuer, the trust deed entered into on the relevant Closing Date constituting the Notes issued by such Previous Issuer or New Issuer;

"**Trustee Acts**" means both the Trustee Act 1925 and the Trustee Act 2000 of England and Wales;

"**Underwriters** " means, in respect of the Third Issuer Notes, Lehman Brothers Inc., Merrill Lynch Pierce Fenner & Smith Incorporated, Salomon Smith Barney Inc, UBS Warburg LLC and J.P. Morgan Securities Inc.;

"**US Paying Agent**" means Citibank N.A. acting through its New York office as paying agent in the United States of America;

"**Variable Rate Ratio**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Variable Rate Spread**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement;

"**Variable Rate Swap SVR**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement; and

"**Weighted Average Fixed Rate**" has the meaning given to it in the Third Issuer Basis Rate Swap Agreement.

2. Interpretation and Construction

Any reference in this Third Issuer Master Definitions Schedule or any Transaction Document to:

"**agreed form**" means, in relation to any document, the draft of that document the form of which has been agreed between the parties thereto (or if such document is delivered pursuant to another Transaction Document, between the parties to such Transaction Document) and initialled on their behalf for the purpose of identification;

the "**assets**" of any person shall be construed as a reference to the whole or any part of its business, undertakings, property, intellectual property, shares, securities, debts, accounts, revenues (including any right to receive revenues), goodwill, shareholdings and uncalled capital including premium whether now or hereafter acquired and any other assets whatsoever;

"**disposal**" shall be construed as any sale, lease, transfer, conveyance, assignment, assignation, licence, sub-licence or other disposal and "**dispose**" shall be construed accordingly;

a "**guarantee**" means any guarantee, bond, indemnity, letter of credit, third party security or other legally binding assurance against financial loss granted by one person in respect of any indebtedness of another person, or any agreement to assume any indebtedness of any other person or to supply funds or to invest in any manner whatsoever in such other person by reason of, or otherwise in relation to, indebtedness of such other person;

"**indebtedness**" shall be construed so as to include any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

a "**month**" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month save that, where any such period would otherwise end on a day which is not a business day, it shall end on the next business day, unless that day falls in the calendar month succeeding that in which it would otherwise have ended, in which case it shall end on the preceding business day, provided that, if a period starts on the last business day in a calendar month or if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last business day in that later month (and references to "**months**" shall be construed accordingly);

"**party**" shall be construed as a party to a particular agreement, as the case may be;

"**subsidiary**" means, (a) a subsidiary within the meaning of Section 736 of the Companies Act 1985, and (b) unless the context requires otherwise, a subsidiary undertaking within the meaning of Section 258 of the Companies Act 1985;

"**VAT**" means value added tax imposed by the United Kingdom as referred to in the Value Added Tax Act 1994 and legislation (whether delegated or otherwise) replacing the same or supplemental thereto or in any primary or subordinate legislation promulgated by the European Union or any official body or agency thereof, and any similar turnover tax replacing or introduced in addition to any of the same;

a "**wholly-owned subsidiary**" of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries; and

the "**winding-up**" or "**administration**" of a company or corporation shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business including the seeking of liquidation, winding-up, bankruptcy, reorganisation, dissolution, administration, arrangement, adjustment, protection or relief of debtors.

2.1 "**£**", "**sterling**", "**Sterling**" or "**pounds sterling**" denotes the lawful currency for the time being of the United Kingdom of Great Britain and Northern Ireland; "**€**", "**euro**" or "**Euro**" denotes the lawful currency for the time being of the member states of the European Union that adopt the single currency introduced at the start of the third stage of European Economic Monetary Union pursuant to the Treaty of Rome of 25th March, 1957, establishing the European Community as amended from time to time and as amended by, *inter alia*, the Treaty of European Union of 7th February, 1992; "**$**", "**US$**", "**US dollars**", "**dollars**" or "**Dollars**" denotes the lawful currency for the time being of the United States of America.

2.2 In this Third Issuer Master Definitions Schedule and in any of the Transaction Documents in which this Third Issuer Master Definitions Schedule is expressed to be incorporated or to which this Third Issuer Master Definitions Schedule is expressed to apply:

(a) words denoting the singular number only shall include the plural number also and vice versa;

(b) words denoting one gender only shall include the other genders;

(c) words denoting persons only shall include firms and corporations and vice versa;

(d) references to any statutory provision shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under any such re-enactment;

(e) references to any agreement or other document (including any of the Transaction Documents) shall be deemed also to refer to such agreement or document as amended, varied, supplemented or novated from time to time;

(f) clause, paragraph and schedule headings are for ease of reference only;

(g) reference to a statute shall be construed as a reference to such statute as the same may have been, or may from time to time be, amended or re-enacted to the extent such amendment or re-enactment is substantially to the same effect as such statute on the date hereof;

(h) unless stated otherwise reference to a time of day shall be construed as a reference to London (GMT) time; and

(i) references to any person shall include references to his successors, transferees and assigns and any person deriving title under or through him.

2.3 Any requirement in any Transaction Document for any action to be taken according to the standards of a "reasonable, prudent mortgage lender" shall be satisfied by the relevant party taking the relevant action in accordance with the Seller's Policy from time to time.

2.4 Save as provided otherwise, where any obligation in a Transaction Document is owed to more than one party that obligation is owed to each of them separately and may be enforced by any of them.

3. Governing Law

This Third Issuer Master Definitions Schedule is governed by, and shall be construed in accordance with, the laws of England.

SCHEDULE 1
STANDARD DOCUMENTATION

Part 1 Documents Used in the Origination of any Mortgage Type

SABW	Document	Reference	Usage period and notes
A	**Mortgage Brochures, including:**		
A1	Hard to beat – Mortgages - An Introduction Northern Rock Building Society	Dev 3 1.6.95	From 1 Jun 1995 to Apr 1997
A2	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 1.7.95	From 1 Jul 1995 to Jul 1995
A3	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 14.7.95	From 14 Jul 1995 to Sep 1995
A4	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 4.9.95	From 4 Sep 1995 to Nov 1995
A5	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 30.11.95	From 30 Nov 1995 to Dec 1995
A6	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 13.12.95	From 13 Dec 1995 to Mar 1996
A7	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 8.3.96	From 8 Mar 1996 to Jun 1996
A8	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 10.6.96	From 10 Jun 1996 to Feb 1997
A9	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 11.2.97	From 11 Feb 1997 to Mar 1997
A10	You and your mortgage - The Mortgage Code [Introductory leaflet]		
A11	The Mortgage Code	First Edition: March 1997	From Mar 1997
A12	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 27.3.97	From 27 Mar 1997 to May 1997
A13	Hard to beat – Mortgages - An Introduction Northern Rock Building Society	Dev 3 10.4.97	From 10 Apr 1997 to Jul 1997
A14	Mortgages – A guide to costs Northern Rock Building Society	Dev 143 6.5.97	From 6 May 1997 to Jul 1997
A15	Hard to beat – Mortgages - An Introduction Northern Rock Building Society	Dev 3 1.7.97	From 1 Jul 1997 to Oct 1997
A16	Mortgages – A guide to costs – Hard to Beat Northern Rock Building Society	Dev 143 11.7.97	From 11 Jul 1997 to Oct 1997
A17	Hard to beat – Mortgages - An Introduction Northern Rock plc	MAR 1 1.10.97	From 1 Oct 1997 to Dec 1997
A18	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2 1.10.97	From 1 Oct 1997 to Nov 1997
A19	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2 12.11.97	From 12 Nov 1997 to Feb 1998
A20	Hard to beat – Mortgages - An Introduction Northern Rock plc	MAR 1 15.12.97	From 15 Dec 1997 to Feb 1998

SABW	Document	Reference	Usage period and notes
A21	Hard to beat – Mortgages - An Introduction Northern Rock plc	MAR 1 12.2.98	From 12 Feb 1998 to Oct 1998
A22	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2 12.2.98	From 12 Feb 1998 to Jun 1998
A23	The Mortgage Code	Second Edition: April 1998	From Apr 1998
A24	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2/8267 17.6.98	From 17 Jun 1998 to Oct 1998
A25	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2/8528 8.10.98	From 8 Oct 1998 to Nov 1998
A26	Hard to beat – Mortgages - An Introduction Northern Rock plc	MAR 1 23.10.98	From 23 Oct 1998 to Feb 1999
A27	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2/8600 5.11.98	From 5 Nov 1998 to Jan 1999
A28	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2/8729 7.1.99	From 7 Jan 1999 to Feb 1999
A29	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2/8789 4.2.99	From 4 Feb 1999 to Apr 1999
A30	Mortgages - An Introduction Northern Rock plc	MAR 1 25.2.99	From 25 Feb 1999 to Jun 1999
A31	Mortgages – A guide to costs – Hard to Beat Northern Rock plc	MAR 2/8923 13.4.99	From 13 Apr 1999 to to Jun 1999
A32	Mortgages – the details Northern Rock plc	MAR 23/8958 16.6.99	From 16 Jun 1999 to Jan 2000
A33	Mortgages – the costs Northern Rock plc	MAR 244/8958 16.6.99	From 16 Jun 1999 to Jun 1999
A34	Mortgages – the costs Northern Rock plc	MAR 244/9115 28.6.99	From 28 Jun 1999 to Nov 1999
A35	Mortgages – the costs Northern Rock plc	MAR 244/9489 9.11.99	From 9 Nov 1999 to Jan 2000
A36	Mortgages – the details Northern Rock plc	MAR 235/9611 4.1.2000	From 4 Jan 2000 to May 2000
A37	Mortgages – the costs Northern Rock plc	MAR 244/9679 17.1.2000	From 17 Jan 2000 to Mar 2000
A38	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/9815 4.3.2000	From 4 Mar 2000 to Apr 2000
A39	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/10029 27.4.2000	From 27 Apr 2000 to Jan 2001
A40	Give me the facts - Mortgage details explained Northern Rock plc	MAR 235/9666 and 5.2000	From 1 May 2000 to Oct 2000
A41	Give me a choice – Mortgage deals to suit everyone Northern Rock plc	MAR 236/10198 and 28.6.2000	From 28 Jun 2000 to Aug 2000
A42	Give me a choice – Mortgage deals to suit everyone Northern Rock plc	MAR 236/10332 4.8.2000	From 4 Aug 2000

SABW	Document	Reference	Usage period and notes
A43	Give me the facts - Mortgage details explained Northern Rock plc	MAR 235/10554 and 10.2000	From Oct 2000 to Jan 2001
A44	Give me the facts Northern Rock plc	MAR 235/10899	From 10 Jan 2001 to Sep 2001
A45	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/10868 10.1.2001	From 10 Jan 2001 to Feb 2001
A46	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/10998 8.2.2001	From 8 Feb 2001 to Apr 2001
A47	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11170 5.4.2001	From 5 Apr 2001 to May 2001
A48	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11281 10.5.2001	From 10 May 2001 to Aug 2001
A49	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11592 2.8.2001	From 2 Aug 2001 to sep 2001
A50	Give me the facts Northern Rock plc	MAR 235/11679 3.9.2001	From 3 Sep 2001
A51	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11592 3.9.2001	From 3 Sep 2001 to Sep 2001
A52	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11807 19.9.2001	From 19 Sep 2001 to Oct 2001
A53	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11855 4.10.2001	From 4 Oct 2001 to Nov 2001
A54	Be straight with me – Mortgage costs in black and white Northern Rock plc	MAR 244/11973 8.11.2001	From 8 Nov 2001
B	**Mortgage Summary Information – Borrowers, including:**		(i.e. given to Borrowers dealing directly with Northern Rock)
B1	Update 18th September 2000	MAR 236 18.9.2000	From 18 Sept 2000
B2	Update 2nd October 2000	MAR 236 2.10.2000	From 02 Oct 2000
B3	Update 22nd November 2000	MAR 236 22.11.2000	From 22 Nov 2000
B4	Update 10th January 2001	MAR 236 10.1.2001	From 10 Jan 2001
B5	Update 1st February 2001	MAR 236 1.2.2001	From 01 Feb 2001
B6	Update 12th February 2001	MAR 236 12.2.2001	From 12 Feb 2001
B7	Update 22nd February 2001	MAR 236 22.2.2001	From 22 Feb 2001

SABW	Document	Reference	Usage period and notes
B8	Update 6th April 2001	MAR 236 6.4.2001	From 06 Apr 2001
B9	Update 10th May 2001	MAR 236 10.5.2001	From 10 May 2001
B10	Update 22nd June 2001	MAR 236 22.6.2001	From 22 June 2001
B11	Update 2nd August 2001	MAR 236 2.8.2001	From 02 Aug 2001
B12	Update 3rd September 2001	MAR 236 3.9.2001	From 03 Sept 2001
B13	Update 19th September 2001	MAR 236 19.9.2001	From 19 Sept 2001
B14	Update 4th October 2001	MAR 236 4.10.2001	From 04 Oct 2001
B15	Update 5th December 2001	MAR 236 5.12.2001	From 05 Dec 2001
B16	Update 7th January 2002	MAR 236 7.1.2002	From 07 Jan 2002
B17	Update 15th January 2002	MAR 236 15.1.2002	From 15 Jan 2002
B18	Update 25th January 2002	MAR 236 25.1.2002	From 25 Jan 2002
B19	Update 9th February 2002	MAR 236 09.2.2002	From 9 Feb 2002
C	**Mortgage Summary Information – Brokers, including:**		(i.e. given to Borrowers dealing directly with Northern Rock)
C1	Mortgage Update		Regular editions from 17 Nov 1994 onwards
D	**Mortgage Advice – Borrowers, including:**		(i.e. given to Borrowers dealing directly with Northern Rock)
D1	Mortgage Product Advice and Recommendation	Valid September 2000	From Sep 2000
E	**Offers of Advance, including:**		
E1	Offer of Advance (with General Conditions on reverse) Northern Rock plc	ADV6F/0396	From Mar 1996
E2	Offer of Advance (with General Conditions on reverse) Northern Rock plc	ADV6B/0300	From Mar 2000 In triplicate – white, blue and green copies.
E3	Terms and Conditions - Solicitor Copy Northern Rock plc	OBS1/0900 on cover OBS2/0900 on reverse	From Sep 2000
E4	Terms and Conditions - Applicant Copy Northern Rock plc	OBA1/0900 on cover OBA2/0900 on reverse	From Sep 2000

SABW	Document	Reference	Usage period and notes
E5	Terms and Conditions - Applicant Copy Northern Rock plc	OBA1/0101 on cover OBA2/0101 on reverse	From Jan 2001
E6	Revised Offer of Loan [Northern Rock copy] Northern Rock plc		From July 2001 - used in conjunction with General Conditions introduced on same date
F	**General Conditions (used on reverse of Offer of Advance), including:**		
F1	General Conditions Northern Rock Building Society	[ADV6/1094]	From Oct 1994 to Jun 1995
F2	General Conditions Northern Rock Building Society	ADV6/0695	From Jun 1995 to Jul 1995
F3	General Conditions Northern Rock Building Society	ADV6/0795	From Jul 1995 to Jan 1996
F4	General Conditions Northern Rock Building Society	ADV6/0196	From Jan 1996 to Dec 1996
F5	General Conditions Northern Rock Building Society	ADV6/1296	From Dec 1996 to ?
F6	General Conditions Northern Rock Building Society	ADV6B/1296	From Dec 1996 to Oct 1997 [Offer of Advance ADV6F/0396 on the reverse]
F7	General Conditions Northern Rock plc	ADV6B/1097	From Oct 1997 to Dec 1997
F8	General Conditions Northern Rock plc	ADV6B/1297	From Dec 1997 to Jan 1998
F9	General Conditions Northern Rock plc	ADV6B/0198	From Jan 1998 to Jun 1998
F10	General Conditions Northern Rock plc	ADV6B/0698	From Jun1998 to Jan 1999
F11	General Conditions Northern Rock plc	ADV6B/0199	From Jan 1999 to Sep 1999
F12	General Conditions Northern Rock plc	ADV6B/0999	From Sep 1999 to Mar 2000
F13	General Conditions Northern Rock plc	ADV6B/0300	From Mar 2000
F14	General Conditions Northern Rock plc	ADV282/ July 2001	From July 2001
G	**Mortgage Conditions/Building Society Rules, including:**		
G1	Rules of Northern Rock Building Society	GEN 128/1.94	From 28 Apr 1992
G2	Mortgage Conditions 1995 Northern Rock Building Society	ADV72 06/95	From Jun 1995
G3	Mortgage Conditions 1997 Northern Rock plc	ADV 72 08/97	From Aug 1997
G4	Mortgage Conditions 2001 Northern Rock plc	ADV276 07/2001	From Oct 2001

SABW	Document	Reference	Usage period and notes
H	**Occupiers Undertakings, including:**		
H1	Agreement and Undertaking Northern Rock Building Society	scjh0404/stand	?
H2	Agreement and Undertaking Northern Rock	(LIF)LIFE30	From Aug 1997
H3	Agreement and Undertaking Northern Rock plc	st/peps	From Oct 1997
H4	Agreement and Undertaking Northern Rock plc	JAGO3/0500	From May 2000
H5	Agreement and Undertaking Northern Rock plc	UNDERTAK June 2000	From June 2000
I	**Mortgages of Life Policies/Individual Savers Account (ISA) Policy Scheme, including:**		
I1	Mortgage of Life Policy Northern Rock Building Society	SEC 16 /02.94	From Feb 1994
I2	Mortgage of Life Policy Northern Rock Building Society	SEC 16 /06.95	From Jun 1995
I3	Mortgage of Life Policy Northern Rock Building Society/Northern Rock plc	SEC 16T /10.97	From Oct 1997
I4	Mortgage of Life Policy Northern Rock plc	SEC 16 /10.97	From Oct 1997
I5	Notice of Assignment of Life Policy	ADV 29 /11.99	From Nov 1999
I6	Individual Savers Account (ISA) Policy Arrangements form	JAGO2/0500	From May 2000
I7	Deed of Guarantee Northern Rock plc	SOL013 / July 2001	From Jul 2001
J	**Certificates of Title/Reports on Title and Instructions to Solicitors, including:**		
J1	Report on Title and Funds Request (including Instructions to Solicitors/Licensed Conveyancers) Northern Rock Building Society	MA55 01/94	From Jan 1994
J2	Report on Title and Funds Request (including Instructions to Solicitors/Licensed Conveyancers) Northern Rock Building Society	MA55 /04.96	From Apr 1996
J3	Report on Title and Funds Request (including Instructions to Solicitors/Licensed Conveyancers) Northern Rock Building Society	MA55 /01.97	From Jan 1997
J4	Report on Title and Funds Request (including Instructions to Solicitors/Licensed Conveyancers) Northern Rock plc	MA55 /10.97	From Oct 1997
J5	Report on Title and Funds Request (including Instructions to Solicitors/Licensed Conveyancers) Northern Rock plc	MA55 /02.98	From Feb 1998

SABW	Document	Reference	Usage period and notes
J6	Report on Title and Funds Request (including Instructions to Solicitors/Licensed Conveyancers) Northern Rock plc	MA55 /04.98	From Apr 1998
J7	Part 2 Instructions (in relation to the CML Lenders' Handbook for England & Wales)		Offers of Advance issued from Summer 1999[?]
J8	Certificate of Title Northern Rock plc	MA72	From Oct 1999
J9	Certificate of Title Northern Rock plc	JAGO4/0500	From May 2000
J10	Part 2 Instructions (in relation to the CML Lenders' Handbook for England & Wales)		Offers of Advance issued from 01 Jun 2000[?]
J11	Certificate of Title Northern Rock plc	JAGO4/0700	From Jul 2000
J12	Certificate of Title Northern Rock plc	COT/0700	From Jul 2000
J13	Part 2 Instructions (in relation to the CML Lenders' Handbook for England & Wales)		Offers of Advance issued from late Summer 2000[?]
J14	Deeds Dematerialisation [Notice to solicitors] Northern Rock plc		[From Apr 2000?]
K	**Schedules of Documents of Title, including:**		
K1	Schedule of Documents of Title Northern Rock Building Society	SEC 28/11.94	From Nov 1994
K2	Schedule of Documents of Title Northern Rock Building Society	SEC 28/01.96	From Jan 1996
K3	Schedule of Documents of Title Northern Rock plc	SEC28 /10.97	From Oct 1997
K4	Schedule of Documents of Title Northern Rock plc	JAGO1/0500 JAGO1B/0500	From May 2000

Part 2 Documents Used Only in the Origination of Standard Fixed Rate, Standard Variable Rate, Cashback, Capped, Tracker, CAT Standard, Discount and Discount for Life Mortgages

SABW	Document	Reference	Usage period and notes
L	**Mortgage Application Forms – General, including:**		
L1	Mortgage Application Form Northern Rock Building Society	ADV 4. 05/95	From May 1995 to Mar 1996
L2	Mortgage Application Form Northern Rock Building Society	ADV 4. 03/96	From Mar 1996 to Jul 1997
L3	Mortgage Application Form Northern Rock Building Society	ADV 4. 07/97	From Jul 1997 to Oct 1997
L4	Mortgage Application Form Northern Rock plc	ADV 4. 10/97	From Oct 1997 to Dec 1997
L5	Mortgage Application Form Northern Rock plc	ADV 4. 12/97	From Dec 1997 to Mar 1998

SABW	Document	Reference	Usage period and notes
L6	Mortgage Application Form Northern Rock plc	ADV 4 DRTV 3/98	From Mar 1998 to Apr 1998
L7	Mortgage Application Form Northern Rock plc	ADV 4. 4/98	From Apr 1998 to Jan 1999
L8	Mortgage Application Form Northern Rock plc	ADV 4. 1/99	From Jan 1999 to Feb 2000
L9	Mortgage Application Form Northern Rock plc	ADV 4. 2/00	From Feb 2000 to Jun 2000
L10	Mortgage Application Form Northern Rock plc	ADV 4. 6/00	From Jun 2000 to Dec 2000
L11	Mortgage Application Form Northern Rock plc	ADV4. 12/00	From Dec 2000 to Jan 2001
L12	Mortgage Application Form Northern Rock plc	ADV4. 01/01	From Jan 2001 to May 2001
L13	Mortgage Application Form Northern Rock plc	ADV4. 05/01	From May 2001 to Sept 2001
L14	Mortgage Application Form Northern Rock plc	ADV4. 09/01	From Sept 2001 to Oct 2001
L15	Mortgage Application Form Northern Rock plc	ADV4. 10/01	From Oct 2001 to
M	**Mortgage Application Forms – Northern Rock Direct, including:**		
M1	Your Direct Mortgage Application Form Northern Rock Direct/Northern Rock Building Society	Dev 439 4/97	From Apr 1997 to Oct 1997
M2	Your Direct Mortgage Application Form Northern Rock Direct/Northern Rock plc	MAR 17b 1.10.97	From Oct 1997 to Dec 1997
M3	Your Direct Mortgage Application Form Northern Rock Direct/Northern Rock plc	MAR 17b 15.12.97	From Dec 1997 to May 1998
M4	Your Direct Mortgage Application Form Northern Rock Direct/Northern Rock plc	MAR 124 31 May 1998	From May 1998 to ?
N	**Application Forms – Specialist, including:**		
N1	Secured Personal Loan Application Form Northern Rock plc	ADV 31. 1/99	From Jan 1999
N2	Secured Personal Loan Application Form Northern Rock plc	ADV031 (8.5.2000) ADV031 (22.10.2001)	From May 2000
O	**Special Conditions (used with Offer of Advance), including:**		
O1	Fixed Rate Mortgage Special Conditions		Various editions
O2	Variable Rate Mortgage – Cashback Special Conditions		Various editions
O3	Variable Rate Mortgage - Cashback without insurance Special Conditions		Various editions
O4	Discount Rate Mortgage Special Conditions		Various editions
O5	Capped Rate Mortgage Special Conditions		Various editions

SABW	Document	Reference	Usage period and notes
O6	Tracker Mortgage Special Conditions		Various editions
O7	CAT Standard Mortgage Special Conditions		Various editions
P	**Credit/Loan Agreements, including:**		
P1	Credit Agreement Regulated by the Consumer Credit Act 1974 - Flexible Plan ("Original" and "Copy" versions each with Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans up to £25,000]	ACR1A/1097 on "Original" ACR1B/1097 on "Copy" ACR1Z/1097 on "Conditions"	From Oct 1997
P2	Copy of Proposed Agreement Containing Your Right to Withdraw - Flexible Plan (including Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans up to £25,000]	ACR1Z/1097 on "Conditions"	From Oct 1997
P3	Loan Agreement - Flexible Plan (including Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans over £25,000]	[ACR2A/1097 on "Original" / "Copy"?] ACR2Z/1097 on "Conditions"	From Oct 1997 [Check reference of "Original"]
P4	Credit Agreement Regulated by the Consumer Credit Act 1974 - Personal Secured Loan ("Original" and "Copy" versions each with Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Variable Rate]	ADV135 10/97 on "Original" and "Copy" no ref on "Conditions")	From Oct 1997
P5	Copy of Proposed Credit Agreement Containing Notice of Your Right to Withdraw - Personal Secured Loan ("Advance Copy" version including Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Variable Rate]	ADV135 10/97 on "Advance Copy" no ref on "Conditions")	From Oct 1998
P6	Credit Agreement Regulated by the Consumer Credit Act 1974 - Personal Secured Loan ("Original" and "Copy" versions each with Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Variable Rate]	ADV135 10/97 on "Original" and "Copy" ADV135 /02.98 on "Conditions")	From Feb 1998
P7	Credit Agreement Regulated by the Consumer Credit Act 1974 ("Original" and "Copy" versions including Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Fixed Rate]	MAR 126 6/98 on "Original" and "Copy" no ref on "Conditions"	From Jun 1998

SABW	Document	Reference	Usage period and notes
P8	Copy of Proposed Credit Agreement Containing Notice of Your Right to Withdraw ("Advance Copy" version including Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Fixed Rate]	MAR 126 6/98 on "Advance Copy" no ref on "Conditions"	From Jun 1998
P9	Copy of Proposed Agreement Containing Your Right to Withdraw - Flexible Plan (including Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans up to £25,000]	ACR2A/1097 on "Original" ACR2Z/0300 on "Conditions"	From Mar 2000
P10	Credit Agreement Regulated by the Consumer Credit Act 1974 ("Original" version including Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Fixed Rate]	MAR 126 4/00 on "Original" no ref on "Conditions"	From Apr 2000
P11	Credit Agreement Regulated by the Consumer Credit Act 1974 ("Original" and "Copy" versions each with Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Variable Rate]	CA135A/0900 on "Original" CA135B/0900 on "Copy" CA135Z/0900 on "Conditions"	From Sep 2000
P12	Copy of Proposed Agreement Containing Notice of Your Right to Withdraw ("Advance Copy" version with Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans up to £25,000 - Variable Rate]	CA135C/0900 on "Advance Copy" CA135Z/0900 on "Conditions"	From Sep 2000
P13	Credit Agreement Regulated by the Consumer Credit Act 1974 ("Original" and "Copy" versions each with Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans - Variable Rate]	CA126A/0900 on "Original" CA126B/0900 on "Copy" CA126Z/0900 on "Conditions"	From Sep 2000
P14	Copy of Proposed Agreement Containing Notice of Your Right to Withdraw ("Advance Copy" version with Conditions on the reverse) Northern Rock plc [Used for Personal Secured Loans - Variable Rate]	CA126C/0900 on "Advance Copy" CA126Z/0900 on "Conditions"	From Sep 2000
P15	Credit Agreement Regulated by the Consumer Credit Act 1974 - Flexible Plan ("Original" and "Copy" versions each with Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans up to £25,000]	ACR1A/1000 on "Original" ACR1B/1097 on "Copy" ACR1Z/1097 on "Conditions"	From Oct 2000

SABW	Document	Reference	Usage period and notes
P16	Loan Agreement - Flexible Plan ("Original" version with Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans over £25,000]	ACR2B/1000 on "Original" ACR2Z/1000 on "Conditions"	From Oct 2000
P17	Loan Agreement - Flexible Plan ("Original" version with Conditions on the reverse) Northern Rock plc [Used for Flexible Plan Loans over £25,000]	ACR2C/1000 on "Original" ACR2Z/1000 on "Conditions"	From Oct 2000
Q	**Mortgage Deeds – General, including:**		
Q1	Mortgage Deed (HMLR filing ref MD 144 E) Northern Rock Building Society	SEC 8/11.93	From Nov 1993
Q2	Mortgage Deed (HMLR filing ref MD 144 F) Northern Rock Building Society	SEC 8/06.95	From Jun 1995
Q3	Mortgage Deed (HMLR filing ref MD542A) Northern Rock Building Society/Northern Rock plc	SEC 8T /08.97	From Aug 1997
Q4	Mortgage Deed (HMLR filing ref MD542A) Northern Rock plc	SEC 8 /10.97	From Oct 1997
Q5	Mortgage Deed (HMLR filing ref MD542B) Northern Rock plc [Old logo]	SEC 8 /10.97	From Oct 1997
Q6	Mortgage Deed (HMLR filing ref MD542B) Northern Rock plc [New logo]	SEC 8 /10.97	From Oct 1997
Q7	Mortgage Deed (HMLR filing ref MD691A) Northern Rock plc	SEC 070 07/01	From July 2001
Q8	Mortgage Deed (HMLR filing ref MD691D) Northern Rock plc	SOL 11 07/01	From July 2001
R	**Mortgage Deeds – Specialist, including:**		
R1	Mortgage Deed (relating to a Regulated Agreement under the Consumer Credit Act 1974) (HMLR filing ref MD 144 H) Northern Rock Building Society [Used for Flexible Plan CCA Loans]	SEC 52/06/95	From Jun 1995
R2	Mortgage Deed (relating to a Regulated Agreement under the Consumer Credit Act 1974) (HMLR filing ref MD 542 M) Northern Rock plc [Used for Flexible Plan CCA Loans]	SEC 52. 10/97	From Oct 1997
R3	Mortgage Deed (relating to a Regulated Agreement under the Consumer Credit Act 1974) (HMLR filing ref MD 542 M) Northern Rock plc [Used for Flexible Plan CCA Loans]	SEC 52. 03/00	From Mar 2000
R4	Mortgage Deed (relating to a Regulated Agreement under the Consumer Credit Act 1974) (HMLR filing ref MD 542 M) Northern Rock plc [Used for Flexible Plan CCA Loans]	MD1/0900 on cover and MD1B/0900 on reverse	From Sep 2000

SABW	Document	Reference	Usage period and notes
R5	Mortgage Deed (HMLR filing ref MD 144 G) Northern Rock Building Society [Used for Flexible Plan - Non-CCA Loans]	SEC 54/06/95	From Jun 1995
R6	Mortgage Deed (HMLR filing ref 542 N) Northern Rock plc [Used for Flexible Plan - Non-CCA Loans]	SEC 54. 10/97	From Oct 1997
R7	Mortgage Deed (HMLR filing ref MD542 N) Northern Rock plc [Used for Flexible Plan - Non-CCA Loans]	SEC 54. 04.98	From Apr 1998
R8	Mortgage Deed (HMLR filing ref MD 144 J) Northern Rock Building Society [Used for Flexible Plan - Non-CCA Loans]	SEC 44/06/95	From Jun 1995
R9	Mortgage Deed (HMLR filing ref MD 542 L) Northern Rock plc [Used for Flexible Plan - Non-CCA Loans]	SEC 44. 10/97	From Oct 1997
R10	Mortgage Deed (HMLR filing ref MD 542L) Northern Rock plc [Used for Flexible Plan - Non-CCA Loans]	MD2/0900 on cover and MD2B/0900 on reverse	From Sep 2000

Part 3 Documents Used Only in the Origination of Together and Together Connections Mortgages

SABW	Document	Reference	Usage period and notes
R11	**Mortgage Brochures, including:**		
R12	What is it going to cost? [Together] Northern Rock plc	MAR 302/9662 4.3.2000	From Mar 2000
R13	What is it going to cost? [Together] Northern Rock plc	MAR 302/10028 27.4.2000	From Apr 2000
R14	What is it going to cost? [Together] Northern Rock plc	MAR 302/10329 4.8.2000	From Aug 2000
R15	What is it going to cost? [Together] Northern Rock plc	MAR 302/10521 2.10.2000	From Oct 2000
R16	What is it going to cost? [Together] Northern Rock plc	MAR 302/10715 22.11.2000	From Nov 2000
R17	What is it going to cost? [Together] Northern Rock plc	MAR 302/10999 12.2.2001	From Feb 2001
R18	Together what is it going to cost? 6th April 2001 [Together] Northern Rock plc	MAR 302 6.4.2001	From Apr 2001
R19	Together what is it going to cost? 10th May 2001 [Together] Northern Rock plc	MAR 302 10.5.2001	From May 2001
R20	Together what is it going to cost? 22nd June 2001 [Together] Northern Rock plc	MAR 302 22.6.2001	From Jun 2001

SABW	Document	Reference	Usage period and notes
R21	Together what is it going to cost? 2nd August 2001 [Together] Northern Rock plc	MAR 302 2.8.2001	From Aug 2001
R22	Together what is it going to cost? 3rd September 2001 [Together] Northern Rock plc	MAR 302 3.9.2001	From Sep 2001
R23	Together what is it going to cost? 19th September 2001 [Together] Northern Rock plc	MAR 302 19.9.2001	From Sep 2001
R24	Together what is it going to cost? 4th October 2001 [Together] Northern Rock plc	MAR 302 4.10.2001	From Oct 2001
R25	Together what is it going to cost? 8th November 2001 [Together] Northern Rock plc	MAR 302 8.11.2001	From Nov 2001
R26	Together what is it going to cost? 5th December 2001 [Together] Northern Rock plc	MAR 302 5.12.2001	From Dec 2001
R27	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/10935 1.5.2001	From May 2001
R28	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11282 10.5.2001	From May 2001
R29	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11457 22.6.2001	From Jun 2001
R30	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11593 2.8.2001	From Aug 2001
R31	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11706 3.9.2001	From Sep 2001
R32	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11706 19.9.2001	From Sep 2001
R33	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11706 4.10.2001	From Oct 2001
R34	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11706 8.11.2001	From Nov 2001
R35	What's it going to cost? [Together Connections] Northern Rock plc	MAR 418/11706 5.12.2001	From Dec 2001
R36	How does it work? [Together] Northern Rock plc	MAR 303/9662 4.3.2000	From Mar 2000
R37	How does it work? [Together] Northern Rock plc	MAR303/10141 4.8.2000	From Aug 2000
R38	How does it work? [Together] Northern Rock plc	MAR 303/10716 22.11.2000	From Nov 2000
R39	How does it work? [Together] Northern Rock plc	MAR 303/11069 1.3.2001	From Mar 2001
R40	How does it work? [Together] Northern Rock plc	MAR 303/11290 10.5.2001	From May 2001
R41	How does it work? [Together] Northern Rock plc	MAR 303/11577 2.8.2001	From Aug 2001

SABW	Document	Reference	Usage period and notes
R42	How does it work? [Together] Northern Rock plc	MAR 303/11756 10.9.2001	From Sep 2001
R43	How does it work? [Together] Northern Rock plc	MAR 303/12198 8.1.2002	From Jan 2002
R44	OK Shrink My Mortgage [Together Connections] Northern Rock plc	MAR 419/10935 1.5.2001	From May 2001
R45	OK Shrink My Mortgage [Together Connections] Northern Rock plc	MAR 419/11578 2.8.2001	From Aug 2001
R46	OK Shrink My Mortgage [Together Connections] Northern Rock plc	MAR 419/11758 10.9.2001	From Sep 2001
R47	I want it all [Together] Northern Rock plc	MAR 305/9662 4.3.2000	From Mar 2000
R48	I want it all [Together] Northern Rock plc	MAR 305/10028 27.4.2000	From Apr 2000
R49	I want it all [Together] Northern Rock plc	MAR 305/10328 4.8.2000	From Aug 2000
R50	I want it all [Together] Northern Rock plc	MAR 305/10717 22.1.2000	From Nov 2000
R51	I want it all [Together] Northern Rock plc	MAR 305/10953 1.2.2001	From Feb 2001
R52	I want it all [Together] Northern Rock plc	MAR 305/11172 6.4.2001	From Apr 2001
R53	I want it all [Together] Northern Rock plc	MAR 305/11289 10.5.2001	From May 2001
R54	I want it all [Together] Northern Rock plc	MAR 305/11603 7.8.2001	From Aug 2001
R55	I want it all [Together] Northern Rock plc	MAR 305/11756 10.9.2001	From Sep 2001
R56	[Picture of Two Forks on cover - 1] [Together] Northern Rock plc	MAR 172 2.99	From Feb 1999
R57	[Picture of Two Forks on cover - 1] [Together] Northern Rock plc	MAR 189 3.99	From Mar 1999
R58	[Picture of Two Forks on cover - 2] [Together] Northern Rock plc	MAR 237 14.6.99	From Jun 1999
R59	together flexible – one loan one rate one call [Together Flexible] Northern Rock plc	MAR 272/9255 15.9.99	From Sep 1999
R60	together flexible – one loan one rate one call -all you need to know [Together Flexible] Northern Rock plc	MAR 273/9255 15.9.99	From Sep 1999
R61	take control of your money and get more out of life - together [Together] Northern Rock plc	MAR 305/9511 20.12.99	From Dec 1999
R62	all you need to know - together [Together] Northern Rock plc	MAR 303/9511 20.12.99	From Dec 1999

SABW	Document	Reference	Usage period and notes
R63	together - a guide to costs [Together] Northern Rock plc	MAR 174 2.99	From Feb 1999
R64	together - a guide to costs [Together] Northern Rock plc	MAR 190 3.99	From Mar 1999
R65	together - a guide to costs [Together] Northern Rock plc	MAR 238 14.6.99	From Jun 1999
R66	together - a guide to costs [Together] Northern Rock plc	MAR 302/9511 20.12.99	From Dec 1999
R67	together flexible - a guide to costs [Together Flexible] Northern Rock plc	MAR 275/9255 15.9.99	From Sep 1999
R68	together - variable at only 6.6.9%pa 7.6%APR	MAR 306/9657 17.1.2000	From Jan 2000
R69	[all you need to know - together] [Picture of intertwined flowers on cover] [Together] Northern Rock plc	MAR 173 2.99	From Feb 1999
R70	[all you need to know - together] [Picture of intertwined flowers on cover] [Together] Northern Rock plc	MAR 192 3.99	From Mar 1999
R71	[all you need to know - together] [Picture of intertwined flowers on cover] [Together] Northern Rock plc	MAR 239 16.6.99	From Jun 1999
S	**Application Forms, including:**		
S1	Get It Together Application Form – Together Northern Rock plc	MAR176 2/99	From Feb 1999
S2	Get It Together Application Form – Together Northern Rock plc	MAR198 3/99	From Mar 1999
S3	Get It Together Application Form – Together Northern Rock plc	MAR242 6/99	From Jun 1999
S4	Get It Together Application Form – Together Flexible Northern Rock plc	MAR271/9255 and 9/99	From Sep 1999
S5	Get It Together Application Form – Together Northern Rock plc	MAR304/9511 and 12/99	From Dec 1999
S6	Get It Together Application Form Northern Rock plc	MAR304. 6/00	From Jun 2000
T	**Credit/Loan Agreements, including:**		
T1	Credit Agreement Regulated by the Consumer Credit Act 1974 - Drawdown Loan –Original, First and Second Copies (each with Terms and Conditions) Northern Rock plc [Used for Together Flexible Loans up to £25,000]	DDL1/0299 on Original DDL2/0299 on First Copy DDL3/0299 on Second Copy DDLB/0299 on Conditions	From Feb 1999

SABW	Document	Reference	Usage period and notes
T2	Credit Agreement Regulated by the Consumer Credit Act 1974 - Drawdown Loan – Original, First Copy and Second Copy (each with Terms and Conditions) Northern Rock plc [Used for Together Flexible Loans up to £25,000]	TFCA1/1099 on Original TFCA2/1099 on First Copy TFCA3/1099 on Second Copy TFCAB/1099 on Conditions	From Oct 1999 [In conjunction with Together Flexible Mortgages.
T3	Credit Agreement Regulated by the Consumer Credit Act 1974 - Together Fixed – Original, First Copy and Second Copy (each with Terms and Conditions on reverse) Northern Rock plc [Used for Together Fixed Loans up to £25,000]	TFIX1/0200 on Original TFIX2/0200 on First Copy TFIX3/0200 on Second Copy TFIXB/0200 on Conditions	From Feb 2000 [In conjunction with Together Fixed Mortgages.]
T4	Credit Agreement Regulated by the Consumer Credit Act 1974 - Together Variable – Original, First Copy and Second Copy (each with Terms and Conditions on reverse) Northern Rock plc [Used for Together Variable Loans up to £25,000]	TVCA1/0200 on Original TVCA2/0200 on First Copy [TVCA3/0200?] on Second Copy TVCAB/0200 on Conditions	From Feb 2000 [In conjunction with Together Variable Mortgages.]
T5	Credit Agreement Regulated by the Consumer Credit Act 1974 - Together Variable – Original, First Copy and Second Copy (each with Terms and Conditions on reverse) Northern Rock plc [Used for Together Variable Loans up to £25,000]	TVCA1/0200 on Original TVCA2/0200 on First Copy [TVCA3/0200?] on Second Copy TVCAB/0101 on Conditions	From Jan 2001 [In conjunction with Together Variable Mortgages.]
T6	Together Connections Conditions Northern Rock plc	MAR422 1.5.01	From Jan 2001
T7	Credit Agreement Regulated by the Consumer Credit Act 1974 - Together Variable – Original, First Copy and Second Copy (each with Terms and Conditions on reverse) Northern Rock plc [Used for Together Variable Loans up to £25,000]	TVCA1/0200 on Original TVCA2/0200 on First Copy [TVCA3/0200?] on Second Copy TVCAB/0801 on Conditions	From Aug 2001 [In conjunction with Together Variable Mortgages.]
U	**Credit Card Applications/ Agreements, including:**		
U1	Together Variable - Credit Card Application (with Terms and Conditions on reverse) Northern Rock plc	[ ]	From [ ] [In conjunction with Together Variable Mortgages.
U2	Together Variable - Credit Card Application (with Terms and Conditions on reverse) Northern Rock plc	CV4/1000	From Oct 2000 [In conjunction with Together Variable Mortgages. [REQUEST BETTER COPY]
U3	Northern Rock Credit Card Application Form (with Terms and Conditions) Northern Rock plc	MAR 151/M9C 22.3.99	From Mar 1999

SABW	Document	Reference	Usage period and notes
U4	Northern Rock Credit Card Application Form (with Terms and Conditions on reverse) Northern Rock plc	MAR 341 9.7.2001	from Jul 2001
U5	Northern Rock Mortgage Credit Card (with Terms and Conditions on reverse) Northern Rock plc	[CCL/80A/2] (CCL/ATA/2 15.3.2001 on Conditions)	From Mar 2001
V	**Mortgage Deeds, including:**		
V1	Mortgage Deed (HMLR filing ref MD 542Q) Northern Rock plc [Together]		From Feb 1999
V2	Mortgage Deed (HMLR filing ref MD 542T) Northern Rock plc [Together]	SOL 1	From Oct 1999 ?
V3	Mortgage Deed (HMLR filing ref MD542Q) Northern Rock plc [Together]		From Feb 1999
V4	Mortgage Deed (HMLR filing ref MD542T) Northern Rock plc [Together Flexible]	SOL 1	From Oct 1999
V5	Mortgage Deed (HMLR filing ref MD542T) Northern Rock plc [Together]	SOL 1 08/00.	From Aug 2000
V6	Mortgage Deed (HMLR filing ref MD542Z) Northern Rock plc [Together]	SOL 1 02/01.	From Feb 2001
W	**Supplementary Instructions to Solicitors, including:**		
W1	[Together Mortgage - Reminder of documents to be sent with Report on Title]		
W2	[Notice – Unsecured funds not available for purchase of property]	UE1/0700	From Jul 2000
W3	"Together" Flexible Loan Drawdown Loan Agreement – Addendum to Instructions to Solicitors/Licensed Conveyancers (with *Certificate of Solicitor/Licensed* Conveyancer on reverse)		
W4	"Together" Flexible Loan Drawdown Loan Agreement – Addendum to Instructions to Solicitors/Licensed Conveyancers (with Certificate of Solicitor/Licensed Conveyancer on reverse)	TFDA/0700	From Jul 2000
W5	"Together" Loan Drawdown Loan Agreement – Addendum to Instructions to Solicitors/Licensed Conveyancers (with Certificate of Solicitor/Licensed Conveyancer on reverse)	TFDA/0501	From May 2001

SIGNATORIES

SIDLEY AUSTIN BROWN & WOOD

By:

ALLEN & OVERY

By:

EXHIBIT 10.6.1

Third Issuer Corporate Services Agreement

Execution Copy

Dated 20 March 2002

GRANITE MORTGAGES 02-1 plc
as Third Issuer

– and –

LAW DEBENTURE CORPORATE SERVICES LIMITED
as Third Issuer Corporate Services Provider

– and –

NORTHERN ROCK PLC
as Originator

– and –

GRANITE FINANCE HOLDINGS LIMITED

– and –

GPCH LIMITED

– and –

THE LAW DEBENTURE INTERMEDIARY CORPORATION p.l.c.
as Share Trustee

THIRD ISSUER CORPORATE SERVICES AGREEMENT

SIDLEY AUSTIN BROWN & WOOD
1 THREADNEEDLE STREET
LONDON EC2R 8AW
TELEPHONE 020 7360 3600
FACSIMILE 020 7626 7937
REF: 516726

CONTENTS

THIS AGREEMENT is made 20 March 2002

BETWEEN:

(1) **GRANITE MORTGAGES 02-1 plc** (registered number 4340767) a public limited company incorporated under the laws of England and Wales whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer**");

(2) **LAW DEBENTURE CORPORATE SERVICES LIMITED**, (registered number 3388362) whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Third Issuer Corporate Services Provider**");

(3) **NORTHERN ROCK PLC** (registered number 3273685) whose registered office is at Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL ("**Northern Rock**");

(4) **GRANITE FINANCE HOLDINGS LIMITED** (registered number 4127787) whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX ("**Holdings**");

(5) **GPCH LIMITED** (registered number 4128437) whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX ("**GPCH**" and, together with Holdings and the Third Issuer, the "**SPV Companies**" and each a "**SPV Company**"); and

(6) **THE LAW DEBENTURE INTERMEDIARY CORPORATION p.l.c.** (registered number 1525148) whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the "**Share Trustee**" which expression shall include such person and all other persons for the time being acting as trustee or trustees under the Trust Deed).

WHEREAS:

The Third Issuer Corporate Services Provider has agreed with the other parties hereto to provide certain corporate services as more fully described below.

IT IS HEREBY AGREED AS FOLLOWS:

1. Definitions and Interpretation

1.1 The provisions of:

(a) the Master Definitions Schedule as amended and restated by (and appearing in Appendix 1 to) the Master Definitions Schedule Second Amendment and Restatement Deed made on 20 March 2002 between, among others, the Seller, Funding and the Mortgages Trustee, and

(b) the Third Issuer Master Definitions Schedule signed for the purposes of identification by Sidley Austin Brown & Wood and Allen & Overy on 20 March 2002,

(as the same have been and may be amended, varied or supplemented from time to time with the consent of the parties hereto) are expressly and specifically incorporated into and shall apply to this Agreement. The Third Issuer Master Definitions Schedule shall prevail to the extent that it conflicts with the Master Definitions Schedule.

2. Nomination of Directors

(a) For so long as this Agreement remains in force and subject as set out in paragraph (b) below:

(i) Northern Rock will be entitled to, and shall, nominate one person willing to serve in the capacity of director for each SPV Company (and Northern Rock shall be deemed to have so nominated Keith McCallum Currie as its first nominee in such capacity) and nothing herein shall require Northern Rock to nominate the same person as director for each SPV Company; and

(ii) the Third Issuer Corporate Services Provider will be entitled to, and shall, nominate two persons willing to serve in the capacity of director for each SPV Company (and shall be deemed to have so nominated L.D.C. Securitisation Director No. 1 Limited and L.D.C. Securitisation Director No. 2 Limited as its first nominees in such capacity) and nothing herein shall prevent the Third Issuer Corporate Services Provider from nominating itself as a corporate director for each SPV Company or require the Third Issuer Corporate Services Provider to nominate the same two persons as director for each SPV Company.

(b) In relation to any person nominated or deemed to be nominated under (a) above, whichever of Northern Rock or the Third Issuer Corporate Services Provider nominated that person is referred to below as that person's "appointor".

(c) In relation to any person nominated or deemed to be nominated under (a) above as a director of any SPV Company, that person is referred to below as a "Director".

(d) Each appointor hereby confirms to the other that, if the person nominated or deemed to be nominated by it should resign or retire or for any other reason cease to act as Director of any SPV Company, it will promptly:

(i) procure that such Director shall acknowledge in writing that he has no claim of any nature whatsoever against the SPV Companies;

(ii) nominate another person willing to act in the relevant capacity; and

(iii) procure the consent of that other person to act in that capacity.

(e) Each appointor shall procure that each of the persons respectively nominated or deemed to be nominated by it from time to time as provided above accepts the relevant appointment and acts in the relevant capacity without fee or remuneration from any SPV Company save that nothing in this Agreement shall prejudice any right to remuneration on the part of the Third Issuer Corporate Services Provider under Clause 6 hereof.

(f) The Share Trustee undertakes and agrees subject to its duties and obligations as Share Trustee under the Share Trust Deed dated 19 March 2001 that it shall exercise its rights as a shareholder of Holdings and all rights and powers vested in it under the Articles of Association of each SPV Company so as to procure that the Board of Directors of each SPV Company comprises at all times one nominee of Northern Rock (provided that Northern Rock shall have nominated such person to such office) and two nominees of the Third Issuer Corporate Services Provider as provided under paragraph (a) above.

(g) The obligations of the Third Issuer Corporate Services Provider under this Agreement and the obligations of each SPV Company under the Transaction Documents are, respectively, solely the corporate obligations of the Third Issuer Corporate Services Provider and the SPV Companies. No recourse shall be had in respect of any obligation or claim arising out of or based upon this Agreement or any of the Transaction Documents against any employee, officer or director of the Third Issuer Corporate Services Provider or the SPV Companies save where the claim, demand, liability, cost or expense in connection therewith arises from the negligence, wilful default or breach of duty of such employee, officer or director of the Third Issuer Corporate Services Provider or the SPV Companies.

3. Returns

Northern Rock undertakes that the person for the time being nominated by it as Director of a SPV Company pursuant to Clause 2 shall ensure, insofar as he or she is able having regard to the duties imposed on directors by law, that (a) all registers, filings and returns required to be made by such SPV Company are kept and made in accordance with the relevant provisions of English law or the rules of any relevant UK regulatory authority and (b) such SPV Company is otherwise in compliance with the Companies Act 1985.

4. Administrative Services

4.1 The Third Issuer Corporate Services Provider shall provide the following services (the Services):

(a) a registered office and administrative office for each SPV Company;

(b) the services of three persons who will, if required, accept office as directors of each SPV Company;

(c) the services of a secretary to each SPV Company to perform all the duties properly required of a secretary by the directors of such SPV Company and the Companies Acts 1985 (the "Law");

(d) the arrangement of meetings of directors and shareholders of each SPV Company in the UK and the preparation of minutes of such meetings;

(e) the arrangement of annual meetings and any other meetings of the shareholders of each SPV Company;

(f) the maintenance of the statutory books of each SPV Company and any other books and records required by law or ordinarily required by a English company and the preparation and issue of share certificates;

(g) the preparation and submission of any other documents required by law to be prepared or filed by each SPV Company including all filings to be made with the Registrar of Companies;

(h) the provision of book keeping services and preparation of each SPV Company's accounts based upon the ledgers and records maintained by the Third Issuer Cash Manager;

(i) the instruction of each SPV Company's auditors to prepare the annual audited financial statements; and

(j) the execution of all such agreements, documents and undertakings as shall be necessary in connection with the business of each SPV Company if so authorised by a valid resolution of the Board of Directors of each SPV Company;

4.2 The Third Issuer Corporate Service Provider's duties:

(a) The Third Issuer Corporate Service Provider shall at all times act in accordance with all reasonable and proper directions, orders and instructions given by the Board of Directors of each SPV Company.

(b) The Third Issuer Corporate Service Provider shall not knowingly do or knowingly omit to do anything which would constitute a breach of any provisions of the Memorandum and Articles of Association of each SPV Company or of any legally binding restrictions applying to each such SPV Company. This includes but is not limited to any legally binding restrictions applying to each SPV Company as a consequence of its being a party to the Transaction Documents.

5. Confidentiality

The Third Issuer Corporate Services Provider shall not, and hereby undertakes to procure that each person nominated or deemed to be nominated by the Third Issuer Corporate Services Provider as Director of each SPV Company shall not (regardless of whether or not such person shall still be in office), at any time disclose to any person, firm or company whatsoever (other than the Share Trustee), and shall treat as confidential, any information relating to the business, finances or other matters of Northern Rock or any SPV Company which such Director may have obtained as a result of (in the case of the Third Issuer Corporate Services Provider) its role under this Agreement as a Director or as employer or principal to any Director or (in the case of any Director) such Director's position as Director of each SPV Company, or otherwise have become possessed of, and the Third Issuer Corporate Services Provider shall use its best endeavours to prevent any such disclosure provided however that the provisions of this Clause shall not apply:

(a) to the disclosure of any information already known to the recipient;

(b) to the disclosure of any information which is or becomes public knowledge otherwise than in breach of this Clause;

(c) to any extent that disclosure is required pursuant to any law or order of any court or pursuant to any direction, request or requirement (whether or not having the force of law) of any central bank or any governmental or other regulatory or taxation authority (including, without limitation, any official bank examiners or regulators or the London Stock Exchange plc or any other applicable stock exchange);

(d) to the disclosure of any information to professional advisers or any of the Rating Agencies who receive the same under a duty of confidentiality;

(e) to the disclosure of any information with the consent of all the parties hereto; and

(f) to the disclosure of any information to the Note Trustee.

and the Third Issuer Corporate Services Provider hereby agrees to indemnify and hold harmless Northern Rock and the SPV Companies for all losses, damages, expenses, costs, claims and charges arising from or caused by any disclosure of information by any of the Third Issuer Corporate Services Provider or any Director nominated or deemed to be nominated by it which disclosure is made contrary to the provisions of this Clause.

6. Remuneration

The Third Issuer Corporate Services Provider shall be entitled to remuneration for the services provided by it under this Agreement of an amount to be agreed between the SPV Companies, Northern Rock and the Third Issuer Corporate Services Provider (together with Value Added Tax thereon) which shall consist of remuneration for corporate services hereunder to be borne by the SPV Companies and payable quarterly on Payment Dates subject to and in accordance with the Third Issuer Priority of Payments. The remuneration to the Third Issuer Corporate Services Provider as set forth in this Clause shall apply only in respect of this Agreement and the transactions contemplated by the Transaction Documents, and the remuneration to the Third Issuer Corporate Services Provider in respect of any previous or subsequent transaction between the parties shall be as agreed in connection with such transaction.

7. Non Petition; Limited Recourse

7.1 Each of the parties hereto hereby agrees that it shall not institute against any of the SPV Companies any winding-up, administration, insolvency or similar proceedings in any jurisdiction for so long as any sum is outstanding under the Notes of any Issuer or for two years plus one day since the last day on which any such sum was outstanding.

7.2 Each of the parties hereto agrees that notwithstanding any other provision of this Agreement or any other Transaction Document:

(a) in relation to GPCH and/or Holdings, any amount payable by GPCH or Holdings to any other party to this Agreement under this Agreement shall only be payable to the extent that GPCH or, as the case may be, Holdings has sufficient funds to pay such amount on such date; and

(b) in relation to the Third Issuer:

(i) only the Note Trustee may enforce the security created in favour of the Note Trustee under the Third Issuer Deed of Charge in accordance with the provisions thereof;

(ii) no sum due or owing to any party to this Agreement from or by the Third Issuer under this Agreement shall be payable by the Third Issuer except to the extent that the Third Issuer has sufficient funds available or (following enforcement of the Third Issuer Security) the Note Trustee has realised sufficient funds from the Third Issuer Security to pay such sum subject to and in accordance with the relevant Third Issuer Priority of Payments and provided that all liabilities of the Third Issuer required to be paid in priority thereto or *pari passu* therewith pursuant to such Third Issuer Priority of Payments have been paid, discharged and/or otherwise provided for in full; and

(iii) it shall not take any steps for the purpose of recovering any amount payable by the Third Issuer or enforcing any rights arising out of this Agreement against the Third Issuer otherwise than in accordance with the Third Issuer Deed of Charge.

7.3 The provisions of Clause 6 of the Third Issuer Deed of Charge shall prevail in the event that and to the extent that they conflict with the provisions of this Clause 7.

8. Termination

8.1 The appointment of the Third Issuer Corporate Services Provider hereunder in relation to each SPV Company shall terminate:

(a) upon the expiration of 90 days notice in writing given by the Third Issuer Corporate Services Provider or by the relevant SPV Company and provided that a substitute corporate services provider acceptable to the relevant SPV Company and Northern Rock has been appointed in relation to the relevant SPV Company on terms substantially the same as those set out in this Agreement and that such appointment will be effective not later than the date of the termination;

(b) immediately if:

(i) an order has been made or a resolution has been passed to put the Third Issuer Corporate Services Provider into liquidation (except a voluntary liquidation for the purpose of reconstruction or amalgamation); or

(ii) the Third Issuer Corporate Services Provider has broken or is in breach of any of the terms of this Agreement and shall not have remedied such breach within 30 days after service of notice requiring the same to be remedied; or

(iii) the Third Issuer Corporate Services Provider becomes insolvent; or

(iv) the Third Issuer Corporate Services Provider ceases or threatens to cease to carry on its business or a substantial part of its business or stops payment or threatens to stop payment of its debts.

8.2 This agreement shall terminate automatically on the date falling 90 days after the later of the date on which the Mortgages Trust Deed terminates or the date on which all of the Third Issuer Secured Obligations have been discharged in full.

8.3 Termination of the appointment of the Third Issuer Corporate Services Provider under this Clause 8 shall be without prejudice to the rights of any party in respect of any antecedent claim against or breach of the terms of this Agreement by the Third Issuer Corporate Services Provider.

9. Non-Assignment

The rights and obligations of the parties hereto are personal and, save in the case of the Third Issuer in accordance with the Third Issuer Deed of Charge, shall not be capable of assignment.

10. Non-exclusive

The Third Issuer Corporate Services Provider and the Directors shall be at liberty to provide services of a like nature to any other persons it may think fit whether for its own account or that of any other person.

Neither the Third Issuer Corporate Services Provider nor any other person affiliated with the Third Issuer Corporate Services Provider shall in consequence of the appointment of the Third Issuer Corporate Services Provider hereunder or in consequence of any transaction entered into by any SPV Company with the Third Issuer Corporate Services Provider be liable to account to the SPV Companies for any profits (whether disclosed or not) accruing to the Third Issuer Corporate Services Provider from or by virtue of any such transaction.

The Third Issuer Corporate Services Provider shall be entitled to charge and receive remuneration in accordance with its usual charging policies for any legal advice initiated by and rendered to any SPV Company, subject, in the case of any SPV Company, to the limited recourse provisions set out in Clause 7.

11. Indemnity

Northern Rock undertakes to indemnify and hold harmless the Third Issuer Corporate Services Provider, the Directors and the Share Trustee against all actions, proceedings, accounts, claims or demands and any costs and expenses incurred in connection therewith which may be brought or made or threatened to be brought or made against either the Third Issuer Corporate Services Provider, the

Directors or the Share Trustee in connection with the affairs of any SPV Company unless any such liability shall have arisen solely due to the fraud, wilful misconduct or gross negligence of the Third Issuer Corporate Services Provider, the Directors or the Share Trustee. This indemnity shall continue in force notwithstanding the termination of this Agreement.

12. Governing Law and Jurisdiction, Appropriate Form

12.1 This Agreement is governed by, and shall be construed in accordance with, the laws of England and Wales.

12.2 Each of the parties hereto irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, irrevocably submits to the jurisdiction of such courts.

12.3 Each of the parties hereto irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any proceedings and to settle any disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

13. Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999, but this shall not affect any right or remedy of a third party which exists or is available apart from that Act.

14. Notices

Any notices to be given and any correspondence or communication to be delivered or forwarded pursuant to this Agreement shall be sufficiently served, delivered or forwarded if sent by prepaid airmail or by facsimile transmission and shall be deemed to be given (in the case of facsimile transmission at 10.00am on the next business day in the place of receipt following despatch) or (in the case of the post) three (3) days after the despatch thereof and shall be sent:

(a) in the case of the Third Issuer Corporate Services Provider, to its office specified against its name at the commencement of this Agreement, fax number 020 7606 0643, marked for the attention of Sharon Tyson;

(b) in the case of each SPV Company, to its office specified against its name at the commencement of this Agreement fax number 020 7606 0643, marked for the attention of Sharon Tyson with a copy to Northern Rock to its office specified against its name at the commencement of this Agreement, fax number 0191 279 4694, marked for the attention of Keith Currie; and

(c) in the case of the Share Trustee, to its office specified against its name at the commencement of this Agreement fax number 020 7606 0643, marked for the attention of Sharon Tyson.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the date first above written:

EXECUTED for and on behalf of)
GRANITE MORTGAGES 02-1 PLC)
by:)
)
)
Name:)
Title:

EXECUTED for and on behalf of)
LAW DEBENTURE CORPORATE SERVICES)
LIMITED)
by:)
)
)
Name:
Title:

EXECUTED for and on behalf of)
LAW DEBENTURE INTERMEDIARY)
CORPORATION p.l.c.)
by:)
)
)
Name:
Title:

EXECUTED for and on behalf of)
GRANITE FINANCE HOLDINGS LIMITED)
by:)

Name:
Title:

EXECUTED for and on behalf of)
GPCH LIMITED)
by:)

Name:
Title:

EXECUTED for and on behalf of)
NORTHERN ROCK PLC)
by:)

Name:
Title: